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INDEX TO FINANCIAL STATEMENTS OF GREEN AND PATRIOT
TABLE OF CONTENTS OF THE MERGER AGREEMENT

As filed with the Securities and Exchange Commission on August 10, 2015

Registration No. 333-205495

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
To
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Green Bancorp, Inc.
(Exact Name of Registrant as Specified in its Charter)

Texas (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	42-1631980 (I.R.S. Employer Identification Number)

4000 Greenbriar
Houston, Texas 77098
(713) 275-8220
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

John P. Durie
Executive Vice President and Chief Financial Officer
Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098
(713) 275-8220
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:
Sven G. Mickisch Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	William Ellis Chairman and Chief Executive Officer Patriot Bancshares, Inc. 7500 San Felipe, Suite 125 Houston, Texas 77063 (713) 400-7100
T. Alan Harris Harris Law Firm PC 600 Congress Avenue, Suite 200 Austin, Texas 78701 (512) 732-7377	Chet Fenimore Geoffrey Kay Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78751 (512) 583-5900

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

           If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 10, 2015

Proxy Statement	Prospectus

MERGER AND SHARE ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

            On May 27, 2015, Green Bancorp, Inc., a Texas corporation (which we refer to in this joint proxy statement/prospectus as "Green"), Patriot Bancshares, Inc., a Texas corporation (which we refer to in this joint proxy statement/prospectus as "Patriot"), and Panther Merger Sub Corp., a Texas corporation and a wholly-owned subsidiary of Green (which we refer to in this joint proxy statement/prospectus as "Merger Sub") entered into an Agreement and Plan of Merger (which we refer to in this joint proxy statement/prospectus as the "merger agreement") that provides for the combination of Green and Patriot. Under the merger agreement, (i) Merger Sub will merge with and into Patriot (which we refer to in this joint proxy statement/prospectus as the "merger"), with Patriot continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Green and (ii) immediately thereafter, Patriot will merge (which we refer to in this joint proxy statement/prospectus as the "second-step merger" and, together with the merger, the "integrated mergers") with and into Green, with Green being the surviving corporation. The combination of Green and Patriot will result in a leading commercial bank specializing in serving retail and small-to-middle market commercial clients in Houston, Dallas and Austin.

            Subject to the terms and conditions of the merger agreement, at the effective time of the merger (which we refer to in this joint proxy statement/prospectus as the "effective time") all of the issued and outstanding shares of common stock, par value $0.50 per share, of Patriot (which we refer to in this joint proxy statement/prospectus as the "Patriot common stock") will be converted into the right to receive up to a maximum aggregate number of shares of common stock, par value $0.01 per share, of Green (which we refer to in this joint proxy statement/prospectus as the "Green common stock") equal to 10,757,273 (in this joint proxy statement/prospectus we refer to the actual amount of Green common stock issuable in the merger as the "aggregate merger consideration"). The maximum aggregate merger consideration is subject to a downward adjustment of 0.0824 shares of Green common stock for (a) each dollar payable in respect of Patriot stock options (as described in greater detail in this joint proxy statement/prospectus), and (b) each dollar Patriot's adjusted consolidated tangible shareholders' equity is less than the applicable threshold for the month-end prior to the closing of the merger or, if the merger is expected to close in the first ten days of a month, as of the earlier preceding month end (as described in greater detail in this joint proxy statement/prospectus).

            Each share of Patriot common stock will be entitled to receive a portion of the aggregate merger consideration equal to (i) the aggregate merger consideration divided by (ii) the exchangeable shares (as defined below), which we refer to in this joint proxy statement/prospectus as the "exchange ratio" and such shares, the "merger consideration." There are anticipated to be 132,352,960 "exchangeable shares" which represent the aggregate number of shares of Patriot common stock issued and outstanding immediately prior to the effective time, including 775,000 shares of Patriot common stock underlying Patriot restricted stock awards and 11,887,501 shares of Patriot common stock issued in connection with the conversion of all of Patriot's 1,200,001 shares of Series D Preferred Stock outstanding and all of Patriot's 10,687,500 shares of Series F Preferred Stock outstanding.

            Because the maximum aggregate merger consideration used in the calculation of the exchange ratio is subject to downward adjustment the exact exchange ratio cannot be determined at this time. Assuming no downward adjustment to the maximum aggregate merger consideration of 10,757,273 shares of Green common stock and exchangeable shares of 132,352,960, the exchange ratio would be 0.0813. In the merger, each holder of shares of Patriot's common stock (except for Patriot and Green) (which we refer to in this joint proxy statement/prospectus as the "Patriot shareholders") will be entitled to receive a number of shares of Green common stock equal to the number of shares of Patriot common stock held by such Patriot shareholder immediately prior to the effective time multiplied by the exchange ratio. Green's common stock is listed on the NASDAQ Stock Market, Inc. Global Select Market System (which we refer to in this joint proxy statement/prospectus as "NASDAQ") under the symbol "GNBC." The market value of the merger consideration will fluctuate with the market price of Green common stock and will not be known at the time the Patriot shareholders vote on the merger. Assuming the exchange ratio is 0.0813, then, based on (i) the $12.96 closing price of Green's common stock on NASDAQ on May 26, 2015, the last trading day before public announcement of the merger, the implied value of the merger consideration per share of Patriot common stock would be approximately $1.05, (ii) the $15.28 closing price of Green's common stock on NASDAQ on June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus, the implied value of the merger consideration per share of Patriot common stock would be approximately $1.24 and (iii) the $[    •    ] closing price of Green's common stock on NASDAQ on [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the implied value of the merger consideration per share of Patriot common stock would be approximately $[    •    ].

            The merger agreement does not provide for any limit to the potential magnitude of any downward adjustment to the maximum aggregate merger consideration. However, Patriot has informed Green that, if Patriot's tangible shareholders' equity is less than the applicable threshold by at least $30 million, resulting in a total downward adjustment to the maximum aggregate merger consideration of 2,474,359 shares of Green common stock, then the Patriot board intends to re-solicit proxies from the Patriot shareholders. If there is a 2,474,359 total share reduction to the maximum aggregate merger consideration resulting in an aggregate merger consideration of 8,282,914 shares of Green common stock, then the exchange ratio would be 0.0626 (assuming exchangeable shares of 132,352,960) and the implied value of the aggregate merger consideration would be, (i) $107,346,565.44, based on the $12.96 closing price of Green's common stock on NASDAQ on May 26, 2015, the last trading day before public announcement of the merger; (ii) $126,562,925.92, based on the $15.28 closing price of Green's common stock on NASDAQ on June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus; and (iii) $[    •    ], based on the $[    •    ] closing price of Green's common stock on NASDAQ on [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus. Neither Green nor Patriot expect the magnitude of any downward adjustment of the aggregate merger consideration to cause Patriot to re-solicit proxies from its shareholders.

            We urge you to obtain current market quotations for Green. There are no current market quotations for Patriot common stock because Patriot is a privately owned corporation and its common stock is not traded on any established public trading market.

            Green will hold a special meeting (which we refer to in this joint proxy statement/prospectus as the "Green special meeting") of its shareholders in connection with the issuance of the shares of Green common stock representing the merger consideration (which we refer to in this joint proxy statement/prospectus as the "Green share issuance"). At the Green special meeting, the holders of Green common stock (which we refer to in this joint proxy statement/prospectus as the "Green shareholders") will be asked to vote on the Green share issuance. Approval of the Green share issuance requires the affirmative vote of a majority of the votes cast by the Green shareholders at the Green special meeting.

            Patriot will hold a special meeting (which we refer to in this joint proxy statement/prospectus as the "Patriot special meeting") of its shareholders in connection with the merger. Patriot shareholders will be asked to vote to adopt the merger agreement and approve related matters as described in this joint proxy statement/prospectus. Adoption of the merger agreement requires the affirmative vote of the holders of two-thirds of the outstanding shares of Patriot common stock.

            The Green special meeting will be held on [    •    ] at [    •    ], at [    •    ] local time. The Patriot special meeting will be held on [    •    ] at [    •    ], at [    •    ] local time.

            Green's board of directors unanimously recommends that the Green shareholders vote "FOR" the Green share issuance and "FOR" the other matter to be considered at the Green special meeting.

            Patriot's board of directors unanimously recommends that Patriot shareholders vote "FOR" the adoption of the merger agreement and "FOR" the other matter to be considered at the Patriot special meeting.

            This joint proxy statement/prospectus describes the special meeting of Green, the special meeting of Patriot, the merger, the Green share issuance, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including "Risk Factors," beginning on page 34, for a discussion of the risks relating to the proposed merger. You also can obtain information about Green from documents that it has filed with the Securities and Exchange Commission.

Manuel J. Mehos Chairman and Chief Executive Officer Green Bancorp, Inc.	William Ellis Chairman and Chief Executive Officer Patriot Bancshares, Inc.

            Neither the Securities and Exchange Commission (which we refer to in this joint proxy statement/prospectus as the "SEC") nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

            The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Green or Patriot, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

            The date of this joint proxy statement/prospectus is [    •    ], 2015, and it is first being mailed or otherwise delivered to the shareholders of Green and Patriot on or about [    •    ], 2015.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Green:

        Green will hold the Green special meeting at [    •    ] local time, on [    •    ], at [    •    ] to consider and vote upon the following matters:

  •
  a proposal to approve the issuance of shares of Green common stock in connection with the merger (which we refer to in this joint proxy statement/prospectus as the "Green share issuance proposal"); and

  •
  a proposal to adjourn the Green special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Green share issuance proposal (which we refer to in this joint proxy statement/prospectus as the "Green adjournment proposal").

        We have fixed the close of business on August 7, 2015 as the record date for the Green special meeting (which we refer to in this joint proxy statement/prospectus as the "Green record date"). Only Green shareholders of record at that time are entitled to notice of, and to vote at, the Green special meeting, or any adjournment or postponement of the Green special meeting. Approval of the Green share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the Green shareholders at the Green special meeting. The Green adjournment proposal will be approved if a majority of the votes entitled to be cast at the Green special meeting are voted in favor of the adjournment proposal.

        Green's board of directors has unanimously approved the merger agreement and the Green share issuance, has determined that the merger agreement and the transactions contemplated thereby, including the merger and the Green share issuance, are advisable and in the best interests of Green and its shareholders, and unanimously recommends that Green shareholders vote "FOR" the Green share issuance proposal and "FOR" the Green adjournment proposal.

        Your vote is very important.    We cannot complete the merger unless Green's shareholders approve the Green share issuance.

        Regardless of whether you plan to attend the Green special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Green, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in "street name" through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

        This joint proxy statement/prospectus provides a detailed description of the Green special meeting, the merger, the Green share issuance, the documents related to the merger and other related matters. We urge you to read this joint proxy statement/prospectus, including any documents we refer you to, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,
Manuel J. Mehos Chairman and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of Patriot:

        Patriot will hold the Patriot special meeting at [    •    ] on [    •    ] at [    •    ], local time, to consider and vote upon the following matters:

  •
  a proposal to adopt the merger agreement, pursuant to which Merger Sub will merge with and into Patriot, and approve the merger, each as more fully described in this joint proxy statement/prospectus (which we refer to in this joint proxy statement/prospectus as the "Patriot merger proposal"); and

  •
  a proposal to adjourn the Patriot special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Patriot merger proposal (which we refer to in this joint proxy statement/prospectus as the "Patriot adjournment proposal").

        We have fixed the close of business on August 7, 2015 as the record date for the Patriot special meeting (which we refer to in this joint proxy statement/prospectus as the "Patriot record date"). Only Patriot shareholders of record at that time are entitled to notice of, and to vote at, the Patriot special meeting, or any adjournment or postponement of the Patriot special meeting. Approval of the Patriot merger proposal requires the affirmative vote of holders of two-thirds of the outstanding shares of Patriot common stock. The Patriot adjournment proposal will be approved if a majority of the votes cast on such proposal at the Patriot special meeting are voted in favor of such proposal.

        Patriot shareholders have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Patriot common stock under applicable provisions of the Texas Business Organizations Code (which we refer to in this joint proxy statement/prospectus as the "TBOC"). In order for such Patriot shareholder to perfect such Patriot shareholder's right to dissent, such Patriot shareholder must carefully follow the procedure set forth in the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Annex F to this joint proxy statement/prospectus and a summary of the provisions can be found under the section of this joint proxy statement/prospectus entitled "The Merger—Dissenters' Rights in the Merger."

        Patriot's board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Patriot and its shareholders, and unanimously recommends that Patriot shareholders vote "FOR" the Patriot merger proposal and "FOR" the Patriot adjournment proposal.

        Your vote is very important.    We cannot complete the merger unless Patriot's shareholders adopt the merger agreement and approve the merger.

        Regardless of whether you plan to attend the Patriot special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of Patriot, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in "street name" through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

        This joint proxy statement/prospectus provides a detailed description of the Patriot special meeting, the merger, the documents related to the merger and other related matters. We urge you to read this joint proxy statement/prospectus, including any documents we refer you to, and its annexes carefully and in their entirety.

BY ORDER OF THE BOARD OF DIRECTORS,
William Ellis Chairman and Chief Executive Officer

ADDITIONAL INFORMATION

        This joint proxy statement/prospectus references important business and financial information about Green and Patriot from other documents that are not included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this joint proxy statement/prospectus by accessing the SEC's website maintained at http://www.sec.gov, for documents regarding Green, or by requesting copies in writing or by telephone from the appropriate company, as set forth below, for documents regarding either Green or Patriot:

Green Bancorp, Inc. 4000 Greenbriar Houston, Texas 77098 Attention: Investor Relations Telephone: (713) 275-8220	Patriot Bancshares, Inc. 7500 San Felipe, Suite 125 Houston, Texas 77063 Attention: Investor Relations Telephone: (713) 400-7108

        You will not be charged for any of these documents that you request. To receive timely delivery of these documents in advance of the meeting, you must make your request no later than [    •    ], 2015.

 ABOUT THIS DOCUMENT

        This document, which forms part of a registration statement on Form S-4 filed with the SEC by Green (File No. 333-205495), constitutes a prospectus of Green under Section 5 of the Securities Act of 1933, as amended (which we refer to in this joint proxy statement/prospectus as the "Securities Act") with respect to the shares of Green common stock to be issued to Patriot shareholders pursuant to the terms of the merger agreement. This document also constitutes a joint proxy statement for both Green and Patriot under the Securities Exchange Act of 1934, as amended (which we refer to in this joint proxy statement/prospectus as the "Exchange Act"). It also constitutes a notice of special meeting with respect to the Green special meeting and the Patriot special meeting.

        You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [    •    ], 2015, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to Green shareholders or Patriot shareholders nor the issuance by Green of shares of Green common stock in connection with the merger will create any implication to the contrary.

        This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Green has been provided by Green and information contained in this document regarding Patriot has been provided by Patriot.

        For more details, see the section of this joint proxy statement/prospectus entitled "Where You Can Find More Information" beginning on page 287.

i

QUESTIONS AND ANSWERS

        The following are some questions that you, as a Green shareholder or a Patriot shareholder, may have about the merger, the Green share issuance, the Green special meeting and the Patriot special meeting, as applicable, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the Green share issuance, the Green special meeting and the Patriot special meeting, as applicable. Additional important information is also contained in the annexes to this joint proxy statement/prospectus. For details about where you can find additional important information, please see the section of this joint proxy statement/prospectus entitled "Where You Can Find More Information."

        Unless the context otherwise requires, references in this joint proxy statement/prospectus to "Green" refer to Green Bancorp, Inc., a Texas corporation, and its affiliates, including Green Bank, N.A., a national banking association and a wholly-owned subsidiary of Green (which we refer to in this joint proxy statement/prospectus as "Green Bank"). Additionally, unless the context otherwise requires, references in this joint proxy statement/prospectus to "Patriot" refer to Patriot Bancshares, Inc., a Texas corporation, and its affiliates, including Patriot Bank, a Texas chartered state non-member bank and a wholly-owned subsidiary of Patriot (which we refer to in this joint proxy statement/prospectus as "Patriot Bank").

Q:
What is the merger?

A:
Green, Patriot and Merger Sub entered the merger agreement on May 27, 2015. The merger is the first step in a series of transactions to combine Green and Patriot and will result in a leading commercial bank specializing in serving retail and small-to-middle market commercial clients in Houston, Dallas and Austin.

  Under the merger agreement:

  •
  Merger Sub will be merged with and into Patriot, with Patriot continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Green (which we also refer to in this joint proxy statement/prospectus as the "merger");

  •
  Immediately following the completion of the merger, Patriot, as the surviving corporation in the merger, will merge with and into Green, with Green being the surviving corporation (which we refer to in this joint proxy statement/prospectus as the "second-step merger" and, together with the merger, the "integrated mergers");

  •
  Immediately following the integrated mergers, Patriot Texas Holdings, Inc., a wholly owned subsidiary of Patriot (which we refer to in this joint proxy statement/prospectus as "Patriot Intermediate Holdings"), will merge with and into Green, with Green being the surviving corporation (which we refer to in this joint proxy statement/prospectus as the "Intermediate HoldCo merger"); and

  •
  Immediately following the Intermediate HoldCo merger, Patriot Bank, a Texas chartered state non-member bank and a wholly-owned subsidiary of Patriot, will merge with and into Green Bank, with Green Bank being the surviving entity in such merger (which we refer to in this joint proxy statement/prospectus as the "bank merger").

  A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

  The merger cannot be completed unless, among other things, Green shareholders approve the Green share issuance proposal and Patriot shareholders approve the Patriot merger proposal.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
We are delivering this document to you because it is a joint proxy statement being used by both the Green board of directors (which we refer to in this joint proxy statement/prospectus as the "Green board") and the Patriot board of directors (which we refer to in this joint proxy statement/prospectus as the "Patriot board") to solicit proxies of their respective shareholders in connection with approval of the Green share issuance and the merger, as applicable, and related matters.

  In order to approve the Green share issuance, Green has called the Green special meeting. In order to approve the merger, Patriot has called the Patriot special meeting. This document serves as a joint proxy statement for the Green special meeting and the Patriot special meeting and describes the proposals to be presented at each special meeting.

  In addition, this document is also a prospectus that is being delivered to Patriot shareholders because Green is offering shares of Green common stock to Patriot shareholders in connection with the merger. It also constitutes a notice of special meeting with respect to the Green special meeting and the Patriot special meeting.

  This joint proxy statement/prospectus contains important information about the Green share issuance, the merger and the other proposals being voted on at the Green special meeting and the Patriot special meeting, respectively. You should read this document carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the applicable special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:
In addition to the Green share issuance proposal, what else are Green shareholders being asked to vote on?

A:
In addition to the Green share issuance proposal, Green is soliciting proxies from its shareholders to approve the Green adjournment proposal, which is a proposal to adjourn the Green special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Green share issuance proposal. Completion of the merger is not conditioned upon approval of the Green adjournment proposal.

Q:
In addition to the Patriot merger proposal, what else are Patriot shareholders being asked to vote on?

A:
In addition to the Patriot merger proposal, Patriot is soliciting proxies from its shareholders to approve the Patriot adjournment proposal, which is a proposal to adjourn the Patriot special meeting, if necessary or appropriate, to solicit additional proxies in favor of the Patriot merger proposal. Completion of the merger is not conditioned upon approval of the Patriot adjournment proposal.

Q:
What will Patriot shareholders be entitled to receive in the merger?

A:
If the merger is completed, each share of Patriot common stock (other than shares of Patriot common stock held by Patriot, Green and any Patriot shareholder who has perfected such shareholder's appraisal rights under applicable law including the terms and provisions of Subchapter H of Chapter 10 of the TBOC (which we refer to in this joint proxy statement/prospectus as a "dissenting shareholder")) will be converted into the right for each Patriot shareholder to receive a number of shares of Green common stock equal to the exchange ratio multiplied by the number of such shares of Patriot common stock held by such Patriot shareholder immediately prior to the effective time. Green will not issue any fractional shares of Green common stock in the merger. Patriot shareholders who would otherwise be entitled to receive a fractional share of Green common stock upon the completion of the merger will instead be entitled to receive an amount in cash based on the average closing-sale price per share of Green common stock on the NASDAQ for the 10 full trading days immediately preceding the day on which the merger is completed (which we refer to in this joint proxy statement/prospectus as the "Green closing share value"). In this joint proxy statement/prospectus, we refer to the product of the exchange ratio and the Green closing share value as the "per Patriot share cash consideration."

Q:
What will Green shareholders be entitled to receive in the merger?

A:
Green shareholders will not be entitled to receive any merger consideration and will continue to hold the shares of Green common stock that they held immediately prior to the completion of the merger.

Q:
How will the merger affect Patriot equity awards?

A:
The Patriot equity awards will be affected as follows:

  Stock Options: Each outstanding and unexercised in-the-money stock option granted by Patriot to purchase shares of Patriot common stock (which we refer to in this joint proxy statement/prospectus as a "Patriot stock option"), whether vested or unvested, will vest in full and be cancelled and converted automatically into the right to receive a cash amount equal to the product of (i) the number of shares of Patriot common stock subject to such stock option multiplied by (ii) the per Patriot share cash consideration, minus the exercise price of such option. Any out-of-the-money stock options granted by Patriot will be cancelled for no consideration.

  Restricted Stock Awards: At the effective time, each award in respect of a share of Patriot common stock subject to vesting, repurchase or other lapse restriction granted under a Patriot stock plan (as defined in the merger agreement) that is outstanding immediately prior to the effective time (which we refer to in this joint proxy statement/prospectus as a "Patriot restricted stock award") will fully vest and will be converted into the right to receive the merger consideration in respect of each share of Patriot common stock underlying such Patriot restricted stock award. Green or Patriot will be entitled to satisfy any withholding tax obligation by withholding a number of shares or requiring the owner of the given restricted stock award to pay such withholding taxes in cash, at Green's or Patriot's option.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
The value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for Green common stock. Any fluctuation in the market price of Green common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Green common stock that Patriot shareholders will be entitled to receive.

  In addition, the maximum amount of the aggregate merger consideration that Patriot shareholders would be entitled to receive in the merger will be reduced if Patriot's tangible book value is less than the applicable threshold for the month-end prior to the closing of the merger, or, if the merger is expected to close in the first ten days of a month, as of the earlier preceding month-end, as described in the merger agreement. Accordingly, at the time Patriot shareholders vote with respect to the Patriot merger proposal, they will not know the exact value of the aggregate merger consideration they will be entitled to receive in the merger. Assuming no downward adjustment to the maximum aggregate merger consideration of 10,757,273 shares of Green common stock and exchangeable shares of 132,352,960, the exchange ratio would be 0.0813. Assuming the exchange ratio is 0.0813, then, based on (i) the $12.96 closing price of Green's common stock on NASDAQ on May 26, 2015, the last trading day before public announcement of the merger, the implied value of the merger consideration per share of Patriot common stock would be approximately $1.05, (ii) the $15.28 closing price of Green's common stock on NASDAQ on June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus, the implied value of the merger consideration per share of Patriot common stock would be approximately $1.24 and (iii) the $[    •    ] closing price of Green's common stock on NASDAQ on [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the implied value of the merger consideration per share of Patriot common stock would be approximately $[    •    ].

Q:
How does the Green board recommend that I vote at the Green special meeting?

A:
The Green board unanimously recommends that you vote "FOR" the Green share issuance proposal and "FOR" the Green adjournment proposal.

Q:
How does the Patriot board recommend that I vote at the Patriot special meeting?

A:
The Patriot board unanimously recommends that you vote "FOR" the Patriot merger proposal and "FOR" the Patriot adjournment proposal.

Q:
When and where are the special meetings?

A:
The Green special meeting will be held at [    •    ] on [    •    ], at [    •    ] local time.

  The Patriot special meeting will be held at [    •    ] on [    •    ], at [    •    ] local time.

Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at your special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote through the internet or by telephone. Information and applicable deadlines for voting through the internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your shares in "street name" through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. "Street name" shareholders who wish to vote in person at their special meeting will need to obtain a legal proxy from the institution that holds their shares.

Q:
What is the difference between a shareholder of record and a "street name" holder?

A:
If you are a Green shareholder and if your shares of Green common stock are registered directly in your name with American Stock Transfer & Trust Company, LLC (which we refer to in this joint proxy statement/prospectus as "AST"), Green's stock transfer agent, you are considered the shareholder of record with respect to those shares of Green common stock. This joint proxy statement/prospectus and the Green proxy card have been sent directly to you by AST at Green's request. On the Green record date, Green had [    •    ] holders of record.

  If you are a Patriot shareholder and if your shares of Patriot common stock are registered directly in your name, you are considered the shareholder of record with respect to those shares of Patriot common stock. On the Patriot record date, Patriot had 408 holders of record.

  If your shares of Green common stock are held in a stock brokerage account or by a bank or other nominee, the nominee is considered the record holder of those shares. You are considered the beneficial owner of these shares, and your shares are held in "street name." This joint proxy statement/prospectus and the Green proxy card have been forwarded to you by your nominee. As the beneficial owner, you have the right to direct your nominee concerning how to vote your shares by using the voting instructions it included in the mailing or by following its instructions for voting.

Q:
What is a broker non-vote?

A:
A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

  If you are a Green shareholder, your broker does not have discretionary authority to vote your shares with respect to the Green share issuance proposal, but your broker does have discretionary authority to vote your shares with respect to the Green adjournment proposal.

  If you are a Patriot shareholder, your broker does not have discretionary authority to vote your shares with respect to the Patriot merger proposal, but your broker does have discretionary authority to vote your shares with respect to the Patriot adjournment proposal.

Q:
How are broker non-votes and abstentions treated?

A:
Brokers, as holders of record, are permitted to vote on certain routine matters, but not on non-routine matters. A broker non-vote occurs when a broker does not have discretionary authority to vote the shares and has not received voting instructions from the beneficial owner of the shares. The only routine matter to be presented at the Green and Patriot special meetings are the Green adjournment proposal and the Patriot adjournment proposal, respectively. If you hold shares in "street name" and do not provide voting instructions to your broker, those shares will be counted as broker non-votes for all non-routine matters.

  Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum, but will not be counted as votes cast at the Patriot and Green special meetings and will not have the effect of a vote against the Patriot merger proposal and the Green share issuance proposal, respectively. Abstentions and broker non-votes will not have the effect of a vote against the Green adjournment proposal. As the Patriot adjournment proposal and the Green adjournment proposal are considered routine matters and a broker or other nominee may generally vote on routine matters, no broker non-votes are expected to occur in connection with these proposals.

Q:
What constitutes a quorum for the Green special meeting?

A:
Generally, a quorum is defined as the number of shares that are required to be present at the Green special meeting that the results of voting on a particular proposal at the Green special meeting will be deemed to be the act of the Green shareholders as a whole. All shares of Green common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Green special meeting. If you submit a properly executed Green proxy card, you will be considered part of the quorum even if you withhold authority from the proxy holders to vote your shares or do not attend the Green special meeting. The presence in person or by proxy of a majority of the shares of Green common stock outstanding on the Green record date will constitute a quorum.

Q:
What constitutes a quorum for the Patriot special meeting?

A:
The presence (in person or by proxy) of holders of at least a majority of the voting power represented by all issued and outstanding shares of Patriot common stock entitled to be voted at the Patriot special meeting constitutes a quorum for transacting business at the Patriot special meeting. All shares of Patriot common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Patriot special meeting.

Q:
What is the vote required to approve each proposal at the Green special meeting?

A:
Green share issuance proposal:

•
Standard:  Approval of the Green share issuance proposal requires the affirmative vote of the holders of a majority of the votes cast by the Green shareholders at the Green special meeting.

•
Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Green special meeting or fail to instruct your bank or broker how to vote with respect to the Green share issuance proposal, it will have no effect on the proposal.

  Green adjournment proposal:

  •
  Standard:  The Green adjournment proposal will be approved if a majority of the votes entitled to be cast at the Green special meeting are voted in favor of the proposal.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Green special meeting or fail to instruct your bank or broker how to vote with respect to the Green adjournment proposal, it will have no effect on the proposal.

Q:
What is the vote required to approve each proposal at the Patriot special meeting?

A:
Patriot merger proposal:

•
Standard:  The affirmative vote of the holders of two-thirds of the outstanding shares of Patriot common stock is required to approve the Patriot merger proposal.

•
Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Patriot special meeting or fail to instruct your bank or broker how to vote with respect to the Patriot merger proposal, it will have no effect on the proposal.

  Patriot adjournment proposal:

  •
  Standard:  The affirmative vote of a majority of votes cast on the proposal at the Patriot special meeting is required to approve the Patriot adjournment proposal.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Patriot special meeting or fail to instruct your bank or broker how to vote with respect to the Patriot adjournment proposal, it will have no effect on the proposal.

Q:
Why is my vote important?

A:
If you do not vote, it will be more difficult for Green or Patriot to obtain the necessary quorum to hold their respective special meetings. In addition, your failure to submit a proxy or vote in person or your abstention will have no effect on the Patriot merger proposal. The Green share issuance proposal must be approved by a majority of the votes cast by the Green shareholders at the Green special meeting. The Patriot merger proposal to adopt the merger agreement must be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of Patriot common stock entitled to vote on the proposal. The Green board unanimously recommends that you, as a Green shareholder, vote "FOR" the Green share issuance proposal. The Patriot board unanimously recommends that you, as a Patriot shareholder, vote "FOR" the Patriot merger proposal.

Q:
If my shares of Green common stock or Patriot common stock, as applicable, are held in "street name" by my bank or broker, will my bank or broker automatically vote my shares for me?

A:
No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:
How do I vote if I own shares through the Patriot Bancshares, Inc. 401(k) Plan?

A:
The Patriot Bancshares, Inc. 401(k) Plan (which we refer to in this joint proxy statement/prospectus as the "Patriot 401(k) Plan") does not provide for a participant's ability to direct the trustee on how to vote the shares of Patriot common stock allocated to such participant's account. It is expected that the trustee will vote in favor of the Patriot merger proposal.

Q:
Can I attend the meeting and vote my shares in person?

A:
Yes. All shareholders of Green and Patriot, as applicable, including shareholders of record and shareholders who hold their shares in "street name" through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meetings. Holders of record of Green common stock and Patriot common stock can vote in person at the Green special meeting and Patriot special meeting, respectively. If you are not a shareholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at your meeting. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Green and Patriot reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meetings is prohibited without Green's or Patriot's express written consent, respectively.

Q:
Can I change my vote?

A:
Green shareholders: Yes. If you are a holder of record of Green common stock, you may change your vote or revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Green's corporate secretary, (3) attending the Green special meeting in person, notifying the corporate secretary and voting by ballot at the Green special meeting or (4) voting by telephone or the internet at a later time. Attendance at the Green special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Green after the vote will not affect the vote. Green's corporate secretary's mailing address is: 4000 Greenbriar, Houston, Texas 77098.

  Patriot shareholders:    Yes. If you are a holder of record of Patriot common stock, you may change your vote or revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering to Patriot's corporate secretary a written revocation letter or a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed, (3) attending the Patriot special meeting in person, notifying the corporate secretary and voting by ballot at the Patriot special meeting or (4) voting by telephone or the internet at a later time. Attendance at the Patriot special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Patriot after the vote will not affect the vote. Patriot's corporate secretary's mailing address is: 7500 San Felipe, Suite 125, Houston, Texas 77063.

  If you hold your shares of Green common stock or Patriot common stock in "street name" through a bank or broker, you should contact your bank or broker to change your vote or revoke your proxy.

Q:
Will Green be required to submit the Green share issuance proposal to its shareholders even if the Green board has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Green special meeting, Green is required to submit the Green share issuance proposal to its shareholders even if the Green board has withdrawn or modified its recommendation.

Q:
Will Patriot be required to submit the proposal to adopt the merger agreement to its shareholders even if the Patriot board has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the Patriot special meeting, Patriot is required to submit the proposal to adopt the merger agreement to its shareholders even if the Patriot board has withdrawn or modified its recommendation.

Q:
What are the U.S. federal income tax consequences of the integrated mergers to holders of Patriot common stock?

A:
Holders of Patriot common stock are not expected to recognize gain or loss for U.S. federal income tax purposes on the exchange of their Patriot common shares for Green common stock in the integrated mergers, except with respect to any cash received in lieu of fractional shares of Green common stock. The obligations of Patriot and Green to complete the integrated mergers are subject to, among other conditions described in this joint proxy statement/prospectus, the receipt by each of Patriot and Green of the opinion of its counsel to the effect that the integrated mergers together will be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to in this joint proxy statement/prospectus as the "Code"). You should read the section of this joint proxy statement/prospectus entitled "U.S. Federal Income Tax Consequences of the Integrated Mergers" beginning on page 265 for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers. Tax matters can be complicated and the tax consequences of the integrated mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the integrated mergers to you.

Q:
Are Patriot shareholders entitled to dissenters' rights?

A:
Patriot shareholders have the right to dissent from the merger and seek payment of the appraised fair value of their shares of Patriot common stock in cash. In order for such a Patriot shareholder to perfect such shareholder's right to dissent, such shareholder must, prior to the Patriot shareholder meeting, deliver to Patriot a written objection to the merger stating that such Patriot shareholder will exercise his, her or its right to dissent if the merger agreement is approved and the merger is completed; must vote his, her or its shares of Patriot common stock against approval of the Patriot merger proposal at the Patriot special meeting; must, not later than the 20th day after Green sends such shareholder notice that the merger was completed, deliver to Green a written demand for payment of the fair value of his, her or its shares of Patriot common stock that states the number and class of shares of Patriot common stock the shareholder owns, his, her or its estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent; and, not later than the 20th day after such Patriot shareholder makes that demand, submit to Green the certificates representing such Patriot shareholder's shares of Patriot common stock. The steps you must follow to perfect your right of dissent are described in greater detail under the section of this joint proxy statement/prospectus entitled "The Merger—Dissenters' Rights in the Merger" beginning on page 239, and this discussion is qualified by that description and by the text of the provisions of the TBOC relating to rights of dissent set forth in Annex F hereto. The appraised fair value of your shares of Patriot common stock may be more or less than the value of the merger consideration. In addition, it is a closing condition of the merger agreement that the holders of not more than 5% of the outstanding shares of Patriot common stock will have exercised their statutory dissenters' rights under the TBOC.

Q:
If I am a Patriot shareholder, should I send in my Patriot stock certificates now?

A:
No. Please do not send in your Patriot stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging Patriot stock certificates for the merger consideration. See "The Merger Agreement—Conversion of Shares; Exchange of Certificates" beginning on page 248.

Q:
Whom may I contact if I cannot locate my Patriot stock certificate(s)?

A:
If you are unable to locate your original Patriot stock certificate(s), you should contact Kathy Kassouf, Patriot's corporate secretary, at 713-400-7108.

Q:
What should I do if I receive more than one set of voting materials?

A:
Green shareholders and Patriot shareholders may receive more than one set of voting materials, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Green common stock or Patriot common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Green common stock or Patriot common stock and your shares are registered in more than one name, you will receive more than one proxy card. In addition, if you are a holder of both Green common stock and Patriot common stock, you will receive one or more separate proxy cards or voting instruction cards for each company. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this joint proxy statement/prospectus to ensure that you vote every share of Green common stock and/or Patriot common stock that you own.

Q:
When do you expect to complete the merger?

A:
Green and Patriot currently expect to complete the merger in the fourth calendar quarter of 2015. However, neither Green nor Patriot can assure you of when or if the merger will be completed. Before the merger is completed, Green must obtain the approval of Green shareholders for the Green share issuance proposal, Patriot must obtain the approval of Patriot shareholders for the Patriot merger proposal, necessary regulatory approvals must be obtained and certain other closing conditions must be satisfied.

Q:
What happens if the merger is not completed?

A:
If the merger is not completed, holders of Patriot common stock will not receive any consideration for their shares in connection with the merger. Instead, Patriot will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by either Green or Patriot. See the section of this joint proxy statement/prospectus entitled "The Merger Agreement—Termination Fee and Expense Reimbursement" beginning on page 260 for a complete discussion of the circumstances under which termination fees will be required to be paid.

Q:
Whom should I call with questions?

A:
Green shareholders: If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Green common stock, please contact Investor Relations at (713) 275-8220.

  Patriot shareholders:  If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Patriot common stock, please contact Kathy Kassouf at 713-400-7108, or Patriot's proxy solicitor, AST, toll-free at 888-776-9962.

 SUMMARY

        This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the annexes, and the other documents to which we refer in order to fully understand the merger. See "Where You Can Find More Information" beginning on page 287. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail. In this joint proxy statement/prospectus we refer to the Houston-The Woodlands-Sugar Land, Texas; Dallas-Fort Worth-Arlington, Texas; Austin-Round Rock, Texas; and Louisville/Jefferson County, Kentucky/Indiana metropolitan statistical areas as the Houston, Dallas, Austin and Louisville MSAs.

In the Merger, Patriot Common Shareholders Will Be Entitled To Receive Shares of Green Common Stock (pages 206 and 245)

        Green and Patriot are proposing a strategic merger. If the merger is completed, Patriot common shareholders will have the right to receive up to a maximum aggregate number of shares of Green common stock equal to 10,757,273. The maximum aggregate merger consideration is subject to a downward adjustment of 0.0824 shares of Green common stock for (a) each dollar payable in respect of Patriot stock options, which we estimate, as of [    •    ], 2015, the most recent practicable date before the printing of this joint proxy statement/prospectus, would equal approximately $[    •    ] and (b) each dollar Patriot's adjusted consolidated tangible shareholders' equity (which would be calculated in the manner described below) is less than the applicable threshold, which would be (1) $77,220,676, if the month-end prior to the closing of the merger is September 30, 2015; (2) $78,119,886, if the month-end prior to the closing of the merger is October 31, 2015; (3) $78,953,252, if the month-end prior to the closing of the merger is November 30, 2015; and (4) $79,850,000, if the month-end prior to the closing of the merger is December 31, 2015. If the merger is expected to close in the first ten days of a month, the applicable threshold would be equal to the applicable threshold of the earlier preceding month-end. Patriot's adjusted consolidated tangible shareholders' equity, as of any date of determination, would equal its consolidated shareholders' equity, or book value, (i) reduced by any intangible items such as goodwill and core deposit intangibles, as well as, to the extent not already reflected in Patriot's consolidated shareholders' equity, certain transaction-related expenses and (ii) to the extent not already reflected in Patriot's consolidated shareholders' equity, increased by the increase in Patriot's common shareholders' equity resulting from the Patriot preferred stock conversion. As of [    •    ], 2015, the most recent practicable date before the printing of this joint proxy statement/prospectus, Patriot's consolidated tangible shareholders' equity was $[    •    ].

        Each share of Patriot common stock will be entitled to receive a portion of the aggregate merger consideration equal to the exchange ratio. The exchange ratio is equal to (i) the aggregate merger consideration divided by (ii) the exchangeable shares. There are anticipated to be 132,352,960 "exchangeable shares" which represent the aggregate number of shares of Patriot common stock issued and outstanding immediately prior to the effective time, including 775,000 shares of Patriot common stock underlying Patriot restricted stock awards and 11,887,501 shares of Patriot common stock issued in connection with the conversion of all of Patriot's 1,200,001 shares of Series D Preferred Stock outstanding and all of Patriot's 10,687,500 shares of Series F Preferred Stock outstanding. Green will not issue any fractional shares of Green common stock in the merger. Patriot shareholders who would otherwise be entitled to a fraction of a share of Green common stock upon the completion of the merger will instead be entitled to receive, in lieu of the fraction of a share, an amount in cash determined by multiplying this fraction of a share (rounded to the nearest thousandth) by the average of the closing sale prices of Green common stock on NASDAQ as reported in the Wall Street Journal for 10 trading days preceding the closing date.

        Because the maximum aggregate merger consideration used in the calculation of the exchange ratio is subject to downward adjustment the exact exchange ratio cannot be determined at this time.

Assuming no downward adjustment to the maximum aggregate merger consideration of 10,757,273 shares of Green common stock and exchangeable shares of 132,352,960, the exchange ratio would be 0.0813. The market value of the merger consideration will fluctuate with the market price of Green common stock and will not be known at the time the Green shareholders vote on the Green share issuance and Patriot shareholders vote on the merger. Green common stock is listed on NASDAQ under the symbol "GNBC". The following table shows the closing sale prices of Green common stock as reported on NASDAQ on (i) May 26, 2015, the last full trading day before the public announcement of the merger agreement, (ii) June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus and (iii) [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus. As of each of such dates, this table also shows the implied value of the maximum aggregate merger consideration and the portion of the aggregate merger consideration that would be payable for each share of Patriot common stock by using an exchange ratio of 0.0813, which is calculated on the assumption that no downward adjustment is made to the maximum aggregate merger consideration of 10,757,273 shares of Green common stock and that there are 132,352,960 exchangeable shares.

	Green Common Stock			Implied Value of Maximum Aggregate Merger Consideration			Implied Value of Merger Consideration for One Share of Patriot Common Stock
May 26, 2015		$12.96			$139,414,258.09			$1.05
June 29, 2015		$15.28			$164,371,131.44			$1.24
[•], 2015	$	[•	]	$	[•	]	$	[•	]

        The merger agreement does not provide for any limit to the potential magnitude of any downward adjustment to the maximum aggregate merger consideration. However, Patriot has informed Green that, if Patriot's tangible shareholders' equity is less than the applicable threshold by at least $30 million, resulting in a total downward adjustment to the maximum aggregate merger consideration of 2,474,359 shares of Green common stock, then the Patriot board intends to re-solicit proxies from the Patriot shareholders. If there is a 2,474,359 total share reduction to the maximum aggregate merger consideration resulting in an aggregate merger consideration of 8,282,914 shares of Green common stock, then the exchange ratio would be 0.0626 (assuming exchangeable shares of 132,352,960) and the implied value of the aggregate merger consideration would be, (i) $107,346,565.44, based on the $12.96 closing price of Green's common stock on NASDAQ on May 26, 2015, the last trading day before public announcement of the merger; (ii) $126,562,925.92, based on the $15.28 closing price of Green's common stock on NASDAQ on June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus; and (iii) $[    •    ], based on the $[    •    ] closing price of Green's common stock on NASDAQ on [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus. Neither Green nor Patriot expect the magnitude of any downward adjustment of the aggregate merger consideration to cause Patriot to re-solicit proxies from its shareholders.

        The merger agreement governs the merger. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

The Green Board Unanimously Recommends that Green Shareholders Vote "FOR" the Green Share Issuance Proposal and the Other Proposal Presented at the Green Special Meeting (page 67)

        The Green board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Green and its shareholders and has unanimously approved the merger agreement. The Green board unanimously recommends that Green shareholders vote "FOR" the Green share issuance proposal and "FOR" the other proposal presented at the Green special meeting. For the factors considered by the Green board in reaching its decision to approve the merger agreement, see "The Merger—Green's Reasons for the Merger; Recommendation of the Green Board."

        Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Green have entered into support agreements with Patriot, solely in their capacity as shareholders of Green, pursuant to which they have agreed to vote in favor of the Green share issuance proposal and in favor of any other matter required to be approved by the shareholders of Green to facilitate the transactions contemplated by the merger agreement. For more information regarding the support agreements, see "The Merger Agreement—Support Agreements."

The Patriot Board Unanimously Recommends that Patriot Shareholders Vote "FOR" the Patriot Merger Proposal and the Other Proposal Presented at the Patriot Special Meeting (page 62)

        The Patriot board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Patriot and its shareholders and has unanimously approved the merger agreement. The Patriot board unanimously recommends that Patriot shareholders vote "FOR" the Patriot merger proposal and "FOR" the other proposal presented at the Patriot special meeting. For the factors considered by the Patriot board in reaching its decision to approve the merger agreement, see "The Merger—Patriot's Reasons for the Merger; Recommendation of the Patriot Board."

        Certain executive officers, directors, affiliates, founders and their family members, and holders of 5% or more of the voting equity securities of Patriot have entered into support agreements with Green, solely in their capacity as shareholders of Patriot, pursuant to which they have agreed to vote in favor of the Patriot merger proposal and in favor of any other matter required to be approved by the shareholders of Patriot to facilitate the transactions contemplated by the merger agreement. For more information regarding the support agreements, see "The Merger Agreement—Support Agreements."

Opinion of Patriot's Financial Advisor (page 211 and Annex D)

        In connection with the merger, Patriot's financial advisor, Keefe, Bruyette & Woods, Inc. (which we refer to in this joint proxy statement/prospectus as "KBW"), delivered a written opinion, dated May 27, 2015, to the Patriot board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Patriot common stock of the exchange ratio in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached to this joint proxy statement/prospectus as Annex D. The opinion was for the information of, and was directed to, the Patriot board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Patriot to engage in the merger or enter into the merger agreement or constitute a recommendation to the Patriot board in connection with the merger, and it does not constitute a recommendation to any holder of Patriot common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

Opinion of Green's Financial Advisor (page 222 and Annex E)

        In connection with the merger, Green's financial advisor, Jefferies LLC (which we refer to in this joint proxy statement/prospectus as "Jefferies"), delivered a written opinion, dated May 27, 2015, to the Green board as to the fairness, from a financial point of view and as of such date, to Green of the aggregate merger consideration to be paid by Green pursuant to the merger agreement. For purposes of Jefferies' opinion, "aggregate merger consideration" means an implied aggregate merger consideration of $139,414,258 based on the 10,757,273 shares of Green common stock issuable in the merger and the closing price of Green common stock on May 26, 2015 of $12.96 per share. The full text of Jefferies' opinion, which is attached as Annex E to this joint proxy statement/prospectus and is incorporated herein by reference, describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies. Jefferies' opinion was provided for the use and benefit of the Green board (in its capacity as such) in its evaluation of the aggregate merger consideration from a financial point of view to Green and did not address any other aspect of the merger or any other matter. The opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement or related documents as compared to any alternative transaction or opportunity that might be available to Green, nor did it address the underlying business decision by Green to engage in the merger. Jefferies' opinion does not constitute a recommendation as to how any shareholder should vote or act in connection with the merger or any other matter. The summary of Jefferies' opinion set forth in the section of this joint proxy statement/prospectus entitled "The Merger—Opinion of Green's Financial Advisor" is qualified in its entirety by reference to the full text of Jefferies' opinion.

What Holders of Patriot Equity Awards Will Receive (page 247)

        Restricted Stock Award:    At the effective time, each outstanding restricted stock award subject to vesting, repurchase or other lapse restriction granted by Patriot will fully vest, be canceled and be converted automatically into the right to receive the merger consideration in respect of each share of Patriot common stock underlying such restricted stock award. Green or Patriot will be entitled to satisfy any withholding tax obligation by withholding a number of shares or requiring the owner of the given restricted stock award to pay such withholding taxes in cash, at Green's or Patriot's option.

        Stock Options:    Each stock option granted by Patriot will vest in full and be converted into the right to receive a cash amount equal to the product of (i) the number of shares of Patriot common stock subject to such stock option multiplied by (ii) the excess, if any, of the per Patriot share cash consideration over the exercise price per share of Patriot common stock, less applicable tax withholdings. Any stock options granted by Patriot with an exercise price per share of Patriot common stock greater than or equal to the per Patriot share cash consideration will be cancelled for no consideration.

How Patriot Preferred Stock Will Be Treated (page 247)

        Immediately prior to and contingent upon the occurrence of the closing, Patriot will redeem all outstanding Series B Preferred Stock and Series C Preferred Stock in accordance with the terms, documents and agreements related thereto with funds provided by Green or any of its subsidiaries for this purpose (which we refer to in this joint proxy statement/prospectus as the "Patriot preferred stock redemption"). Patriot may incur indebtedness to effect the Patriot preferred stock redemption, provided this indebtedness is repaid in full prior to the closing. Patriot will convert all outstanding Series D Preferred Stock and Series F Preferred Stock into Patriot common stock prior to the closing (which we refer to in this joint proxy statement/prospectus as the "Patriot preferred stock conversion").

How the Patriot TRUPS Will Be Treated (page 247)

        Patriot is the guarantor of $5,000,000 of Patriot Bancshares Capital Trust I trust preferred securities and $16,500,000 Patriot Bancshares Capital Trust II trust preferred securities issued and outstanding (which we refer to in this joint proxy statement/prospectus as the "Patriot TRUPS"). Immediately prior to and contingent upon the occurrence of the closing, Green will assume the Patriot TRUPS in accordance with the terms, documents and agreements related thereto (which we refer to in this joint proxy statement/prospectus as the "Patriot TRUPS assumption" and, together with the Patriot preferred stock redemption and the Patriot preferred stock conversion, the "redemption/assumption transactions").

How the Patriot SERP and Certain Employment Agreements Will Be Treated (page 247)

        The Patriot Bank Supplemental Executive Retirement Plan, adopted by Patriot Bank effective November 1, 2014 (which we refer to in this joint proxy statement/prospectus as the "SERP"), will be terminated as of the closing and all amounts owed to participants in connection with the SERP will be paid on the closing date and fully reflected in the final adjusted tangible book value of Patriot. Patriot will also take all necessary actions to ensure that the Restated Employment Agreement, dated December 4, 2014, entered into among Patriot Bank, Patriot, and William Ellis will be terminated upon closing and all amounts owed in connection therewith will be paid on the closing date and fully reflected in the final adjusted tangible book value of Patriot.

Green Will Hold the Green Special Meeting on [    •    ], 2015 (page 67)

        The Green special meeting will be held on [    •    ], at [    •    ] local time, at [    •    ]. At the Green special meeting, Green shareholders will be asked to approve the Green share issuance proposal and approve the Green adjournment proposal.

        Only holders of record of Green common stock at the close of business on August 7, 2015, the Green record date, will be entitled to notice of and to vote at the Green special meeting. Each share of Green common stock is entitled to one vote on each proposal to be considered at the Green special meeting. As of the Green record date, there were 26,292,871 shares of Green common stock entitled to vote at the Green special meeting. As of the Green record date, the directors and executive officers of Green and their affiliates beneficially owned and were entitled to vote approximately 5,898,229 shares of Green common stock representing approximately 22.02% of the shares of Green common stock outstanding on that date.

        The Green share issuance proposal will be approved if a majority of the votes cast at the Green special meeting are voted in favor of such proposal. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the Green special meeting or fail to instruct your bank or broker how to vote with respect to the Green share issuance proposal, it will have no effect on the proposal.

        The Green adjournment proposal will be approved if a majority of the votes entitled to be cast at the Green special meeting are voted in favor of the proposal. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the Green special meeting or fail to instruct your bank or broker how to vote with respect to the Green adjournment proposal, it will have no effect on the proposal.

Patriot Will Hold the Patriot Special Meeting on [    •    ], 2015 (page 62)

        The Patriot special meeting will be held on [    •    ], at [    •    ] local time, at [    •    ]. At the Patriot special meeting, Patriot shareholders will be asked to approve the Patriot merger proposal and approve the Patriot adjournment proposal.

        Only holders of record of Patriot common stock at the close of business on August 7, 2015, the Patriot record date, will be entitled to notice of and to vote at the Patriot special meeting. Each share of Patriot common stock is entitled to one vote on each proposal to be considered at the Patriot special meeting. As of the Patriot record date, there were 120,465,459 shares of Patriot common stock entitled to vote at the Patriot special meeting. As of the Patriot record date, the directors and executive officers of Patriot and their affiliates beneficially owned and were entitled to vote, in the aggregate, 28,589,468 shares of Patriot common stock representing approximately 21.24% of the shares of Patriot common stock outstanding on that date.

        To approve the Patriot merger proposal, at least two-thirds of the shares of Patriot common stock outstanding must be voted in favor of such proposal. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the Patriot special meeting or fail to instruct your bank or broker how to vote with respect to the Patriot merger proposal, it will have no effect on the proposal.

        The Patriot adjournment proposal will be approved if a majority of the votes cast on the proposal at the Patriot special meeting are voted in favor of the proposal at the Patriot special meeting. If you mark "ABSTAIN" on your proxy, fail to submit a proxy or vote in person at the Patriot special meeting or fail to instruct your bank or broker how to vote with respect to the Patriot adjournment proposal, it will have no effect on the proposal.

U.S. Federal Income Tax Consequences of the Integrated Mergers (page 265)

        Holders of Patriot common stock are not expected to recognize gain or loss for U.S. federal income tax purposes on the exchange of their Patriot common shares for Green common stock in the integrated mergers, except with respect to any cash received in lieu of fractional shares of Green common stock. The obligations of Patriot and Green to complete the integrated mergers are subject to, among other conditions described in this joint proxy statement/prospectus, the receipt by each of Patriot and Green of the opinion of its counsel to the effect that the integrated mergers together will be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

        You should read the section of this joint proxy statement/prospectus entitled "U.S. Federal Income Tax Consequences of the Integrated Mergers" beginning on page 265 for a more complete discussion of the U.S. federal income tax consequences of the integrated mergers. Tax matters can be complicated and the tax consequences of the integrated mergers to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the integrated mergers to you.

Interests of Patriot Directors and Executive Officers in the Merger (page 234)

        In considering the recommendation of the Patriot board with respect to the merger agreement, you should be aware that some of Patriot's directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the Patriot shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of the Patriot shareholders include:

  •
  accelerated vesting of outstanding restricted stock awards and stock options held by certain directors and executive officers pursuant to the terms of the Patriot stock plans (as defined in the merger agreement) and/or applicable grant agreements as a result of the merger;

  •
  certain directors and executive officers will become fully vested in their rights to receive retirement benefits under Patriot's SERP, which will be terminated prior to the effective time, pursuant to the terms of the merger agreement and such directors and executive officers will receive payments in respect thereof;

  •
  Green has entered into employment agreements with William Ellis, Chairman and Chief Executive Officer of Patriot, and Timothy D. Phillips, Senior Executive Vice President and Division Manager for Patriot's commercial lending operations, to be effective at the effective time;

  •
  Mr. Ellis, Terrance J. Tangen and David D. Rinehart, Senior Executive Vice President and Chief Operating Officer of Patriot, will receive certain cash payments in connection with the merger pursuant to Patriot's existing employment and change in control agreements;

  •
  Green will provide Patriot's directors and executive officers with continuing indemnification rights against certain liabilities arising from acts or omissions before the merger, and Patriot will, prior to the effective time, purchase coverage under a directors' and officers' liability insurance policy for a six-year period after the effective time; and

  •
  Green will appoint Mr. Ellis to the Green board, and Mr. Ellis and one other individual designated by Patriot and reasonably acceptable to Green to the Green Bank board, at the effective time.

        Certain of the above payments are transaction expenses borne by Patriot shareholders. These interests are discussed in more detail in the section of this joint proxy statement/prospectus entitled "The Merger—Interests of Patriot's Directors and Executive Officers in the Merger" beginning on page 234. The Patriot board was aware of these interests and considered them, among other matters, in approving the merger agreement.

Patriot Shareholders Are Entitled To Assert Dissenters' Rights (page 239 and Annex F)

        Patriot shareholders have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Patriot common stock under Subchapter H of Chapter 10 of the TBOC. In order for such Patriot shareholder to perfect such Patriot shareholder's right to dissent, such Patriot shareholder must carefully follow the procedure set forth in the applicable provisions of the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Annex F to this joint proxy statement/prospectus and a summary of the provisions can be found under the section of this joint proxy statement/prospectus entitled "The Merger—Dissenters' Rights in the Merger."

Conditions that Must Be Satisfied or Waived for the Merger To Occur (page 258)

        Currently, Patriot and Green expect to complete the merger in the fourth calendar quarter of 2015. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include (1) adoption of the merger agreement by Patriot's shareholders and approval of the issuance of shares of Green common stock in connection with merger by Green's shareholders, (2) authorization for listing on NASDAQ of the shares of Green common stock to be issued in the merger, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System (which we refer to in this joint proxy statement/prospectus as the "Federal Reserve Board"), the Office of the Comptroller of the Currency (which we refer to in this joint proxy statement/prospectus as the "OCC") and the Texas Department of Banking, (4) effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, (5) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal, (6) determination of the final adjusted tangible book value of Patriot, (7) subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of Green and Patriot in the merger agreement, (8) performance in all material respects by each of Green and Patriot of its obligations under the merger agreement and (9) receipt by each of Green and Patriot of an opinion from its counsel as to certain tax matters. Green's obligation to complete the merger is also subject to the following conditions: (1) redemption, conversion and assumption of certain capital securities of Patriot, (2) effectiveness and non-repudiation of employment agreements between Green and/or Green Bank and certain employees of Patriot, (3) dissenting shares representing no more than 5.00% of the outstanding shares of Patriot common stock and (4) termination of certain agreements currently in effect between Patriot and its officers and directors.

        Neither Patriot nor Green can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 259)

        The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

  •
  by mutual written consent of Green and Patriot, if the board of each so determines by a vote of a majority of the members of its entire board;

  •
  by the Green board or the Patriot board, if any governmental entity that must grant a requisite regulatory approval has denied approval of the transactions contemplated by the merger agreement and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

  •
  by the Green board or the Patriot board, if the merger has not been completed on or before the one year anniversary of the date of the merger agreement (which we refer to in this joint proxy statement/prospectus as the "termination date"), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement, provided that if the regulatory approval closing conditions have not been satisfied as of the termination date, Green may extend the termination date for an additional three months;

  •
  by the Green board or the Patriot board (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

  •
  by Patriot, if the Green board (1) fails to recommend in this joint proxy statement/prospectus that the shareholders of Green approve the Green share issuance, or withdraws, modifies or qualifies such recommendation in a manner adverse to Patriot, or resolves to do so, or fails to reaffirm such recommendation within two business days after Patriot requests in writing that such action be taken, or (2) breaches certain obligations, including with respect to calling a meeting of its shareholders and recommending that they approve the Green share issuance, in any material respect;

  •
  by Green, if the Patriot board (1) fails to recommend in this joint proxy statement/prospectus that the shareholders of Patriot adopt the merger agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Green, or resolves to do so, or fails to reaffirm such recommendation within two business days after Green requests in writing that such action be taken, or fails to recommend against acceptance of a tender offer or exchange offer for outstanding Patriot common stock that has been publicly disclosed (other than by Green or an affiliate of Green) within ten business days after the commencement of such tender or exchange offer, (2) recommends or endorses an acquisition proposal, or (3) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they adopt the merger agreement, in any material respect; and

  •
  by Green or by Patriot, if the other party has failed to obtain the shareholder vote necessary for the approval and enactment of the transactions contemplated in the merger agreement at the respective shareholder meeting or any adjournment or postponement thereof.

Termination Fee and Expense Reimbursement (page 260)

        If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals and changes in the recommendation of the Patriot board, or changes in the recommendation of the Green board, Patriot or Green may be required to pay to the other party a termination fee equal to $5 million. These termination fees could discourage other companies from seeking to acquire or merge with Patriot.

        If the merger agreement is terminated by either Patriot or Green because the other party has failed to obtain the shareholder vote necessary for the approval and enactment of the transactions contemplated in the merger agreement at the duly convened shareholder meeting or adjournment or postponement thereof, the party which failed to obtain the shareholder vote will pay the terminating party, by wire transfer of same day funds, an amount equal to the documented out-of-pocket expenses incurred by the terminating party in connection with the transactions contemplated by the merger agreement, including the execution, negotiation and diligence thereof.

Regulatory Approvals Required for the Merger (page 242)

        Subject to the terms of the merger agreement, both Patriot and Green have agreed to cooperate with each other and use their commercially reasonable efforts to obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Federal Reserve Board, the OCC and the Texas Department of Banking. Green and Patriot have submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, the Federal Reserve Board, the OCC and the Texas Department of Banking.

        Although neither Patriot nor Green knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Patriot and Green cannot be certain when or if they will be obtained.

The Rights of Patriot Shareholders Will Change as a Result of the Merger (page 269)

        The rights of Patriot shareholders will change as a result of the merger due to differences in Green's and Patriot's governing documents. See "Comparison of Shareholders' Rights" for a description of the material differences in shareholders' rights under each of the Green and Patriot governing documents.

Information About the Companies (pages 72, 156 and 157)

  Green

        Green is a Texas focused bank holding company headquartered in Houston, Texas. Green's wholly owned subsidiary, Green Bank, a nationally chartered commercial bank, provides commercial and private banking services primarily to Texas based customers through fourteen full service branches in the Houston, Dallas, Austin and Louisville MSAs. The Houston, Dallas and Austin MSAs are Green's target market. Green's emphasis is on continuing to expand its existing business by executing on its portfolio banker driven business model as well as pursuing select strategic acquisitions and attracting additional talented bankers. As of March 31, 2015, Green had consolidated total assets of $2.3 billion, total loans of $1.8 billion, total deposits of $1.9 billion and total shareholders' equity of $293.8 million.

        Green's stock is traded on the NASDAQ under the symbol "GNBC".

        Green's principal office is located at 4000 Greenbriar, Houston, Texas 77098, and its telephone number at that location is (713) 275-8220. Additional information about Green and its subsidiaries is included in documents referred to in the section of this joint proxy statement/prospectus entitled "Where You Can Find More Information," beginning on page 287.

  Merger Sub

        Merger Sub is a Texas corporation and a wholly-owned subsidiary of Green. Merger Sub was formed by Green solely for purposes of consummating the merger.

  Patriot

        Patriot is a Texas corporation that owns all of the outstanding shares of common stock of Patriot Bank, a Texas chartered state nonmember bank, with operational headquarters in Houston, Texas. Patriot Bank offers a variety of services including commercial and industrial lending, real estate lending, and treasury management; along with a selection of consumer products. Patriot Bank has six branches in the greater Houston, Texas area, two branches in the Dallas-Fort Worth, Texas area and one branch in Fannin County, Texas.

        Patriot's principal executive offices are located at 7500 San Felipe, Suite 125, Houston, Texas 77063, and its telephone number at that location is (713) 400-7100. For additional information about Patriot and its subsidiaries see the section of this joint proxy statement/prospectus entitled "Where You Can Find More Information" beginning on page 287.

Risk Factors (page 34)

        You should consider all the information contained in this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. In particular, you should consider the factors described under the section of this joint proxy statement/prospectus entitled "Risk Factors" beginning on page 34.

 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF GREEN

        The selected consolidated financial data for the three months ended March 31, 2015 and 2014 and as of March 31, 2015 presented below have been derived from Green's unaudited condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. The selected consolidated financial data for the years ended December 31 2014, 2013 and 2012 and the selected financial data as of December 31, 2014 and 2013 presented below have been derived from Green's audited financial statements included elsewhere in this joint proxy statement/prospectus. The selected consolidated financial data as of and for the years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012 have been derived from Green's audited financial statements not included in this joint proxy statement/prospectus.

        You should read the selected consolidated financial data set forth below in conjunction with the sections entitled "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—March 31, 2015" and "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014" and Green's consolidated financial statements and the related notes included elsewhere in this joint proxy statement/prospectus.

	As of March 31,	As of December 31,
	2015	2014	2013	2012	2011	2010
	(Thousands of dollars, except per share amounts)
Selected Period End Balance Sheet Data:
Cash and cash equivalents	$129,108	$68,923	$34,757	$178,492	$151,190	$163,983
Securities and other investments	238,035	249,643	263,245	248,601	255,717	130,440
Goodwill	30,129	30,129	15,672	15,672	15,672	8,522
Core deposit intangibles, net of accumulated amortization	4,000	4,148	984	1,230	1,245	313
Loans held for investment	1,810,842	1,799,155	1,359,415	1,204,689	891,489	555,872
Allowance for loan losses	17,542	15,605	16,361	14,151	10,574	7,132
Total assets	2,252,665	2,196,135	1,703,127	1,674,800	1,335,376	874,115
Deposits	1,931,851	1,845,713	1,447,372	1,461,451	1,157,634	702,318
Other borrowed funds	7,323	47,586	46,858	15,037	15,544	16,032
Total shareholders' equity	293,770	288,405	199,218	188,211	153,423	150,525

	As of and for the Three Months Ended March 31,		As of and for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Thousands of dollars, except per share amounts)
Selected Income Statement Data:
Net interest income	$20,516	$15,676	$70,177	$57,042	$51,608	$34,662	$21,559
Provision for loan losses	1,505	1,223	2,693	2,373	8,060	8,391	2,940
Net interest income after provision for loan losses	19,011	14,453	67,484	54,669	43,548	26,271	18,619
Noninterest income	2,085	1,607	8,056	4,812	4,531	2,087	1,835
Noninterest expense	13,756	10,597	52,433	39,965	35,742	26,459	17,797
Bargain purchase gain	—	—	—	—	578	—	—
Net income	4,649	3,488	14,742	$12,610	$8,535	$1,017	$1,659
Per Share Data (Common Stock):
Earnings per common share, basic	$0.18	$0.17	$0.65	$0.61	$0.44	$0.06	$0.14
Earnings per common share, diluted	0.18	0.17	0.64	0.60	0.44	0.06	0.14
Book value per common share	11.22	9.80	11.02	9.59	9.07	8.54	8.38
Tangible book value per common share(1)	9.92	9.00	9.71	8.79	8.26	7.60	7.85
Weighted average common shares outstanding, basic	26,176,021	20,775,162	22,625,127	20,748,299	19,382,053	17,970,395	11,933,893
Weighted average common shares outstanding, diluted	26,358,842	20,907,108	22,915,268	20,880,187	19,405,404	17,989,424	11,936,153

	As of and for the Three Months Ended March 31,		As of and for the years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Thousands of dollars, except per share amounts)
Selected Performance Metrics:
Return on average assets(2)	0.85%	0.82%	0.79%	0.75%	0.59%	0.10%	0.26%
Return on average equity(2)	6.46	7.04	6.33	6.53	5.01	0.67	1.52
Net interest margin(3)	3.93	3.79	3.88	3.49	3.68	3.47	3.50
Efficiency ratio(4)	60.86	61.31	67.02	64.61	63.67	72.00	76.08
Loans to deposits ratio	93.74	94.47	97.48	93.92	82.43	77.17	79.14
Non-interest expense to average assets(2)	2.53	2.49	2.80	2.37	2.46	2.57	2.74
Selected Credit Quality Ratios:
Nonperforming assets to total assets	0.63%	1.10%	0.55%	1.38%	1.70%	0.81%	1.81%
Nonperforming loans to total loans	0.51	0.90	0.40	1.23	1.87	0.81	2.85
Total classified assets to total capital	11.39	9.61	11.65	11.87	20.10	26.56	26.21
Allowance for loan losses to total loans	0.97	1.08	0.87	1.20	1.17	1.19	1.28
Net charge-offs to average loans outstanding	(0.02)	0.18	0.23	0.01	0.43	0.72	0.15
Capital Ratios:
Average shareholders' equity to average total assets	13.2%	11.6%	12.4%	11.4%	11.7%	14.7%	16.8%
Tier 1 capital to average assets(2)	12.0	10.5	12.1	10.3	10.3	10.5	17.3
Common equity tier 1 capital(5)	13.0	N/A	N/A	N/A	N/A	N/A	N/A
Tier 1 capital to risk-weighted assets	13.0	11.6	13.1	11.4	12.3	12.9	22.4
Total capital to risk-weighted assets	13.9	12.6	14.0	12.5	13.3	14.0	23.6
Tangible common equity to tangible assets(6)	11.7	10.8	11.8	10.8	10.3	10.4	16.4

(1)
Green calculates tangible book value per common share as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of Green's common stock at the end of the relevant period. Tangible book value per common share is a financial measure not reported in accordance with generally accepted accounting principles (which we refer to in this joint proxy statement/prospectus as "GAAP" and, respectively, as a "non-GAAP financial measure"), and, as Green calculates tangible book value per common share, the most directly comparable GAAP financial measure is book value per common share. See Green's reconciliation of non-GAAP financial measures to its most directly comparable GAAP financial measures under the caption "Information About Green—Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014 Non-GAAP Financial Measures."

(2)
Green calculates its average assets and average equity for a period by dividing the sum of its total assets or total shareholders' equity, as the case may be, as of the close of business on each day in the relevant period, by the number of days in the period. Green has calculated its return on average assets and return on average equity for a period by dividing net income for that period (annualized) by its average assets and average equity, as the case may be, for that period.

(3)
Net interest margin represents net interest income divided by average interest-earning assets.

(4)
Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. Efficiency ratio, as Green calculates it, is a non-GAAP financial measure. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income. See Green's reconciliation of non-GAAP financial measures to its most directly comparable GAAP financial measures under the caption "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014—Non-GAAP Financial Measures."

(5)
Common equity tier 1 capital is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

(6)
Green calculates tangible common equity as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization, and Green calculates tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization. Tangible common equity to tangible assets is a non-GAAP financial measure, and, as Green calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total shareholders' equity to total assets. See Green's reconciliation of non-GAAP financial measures to its most directly comparable GAAP financial measures under the caption "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014—Non-GAAP Financial Measures."

 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PATRIOT

	As of March 31,	As of December 31,
	2015	2014	2013	2012	2011	2010
	(unaudited)	(Thousands of dollars, except per share amounts)
Selected Period End Balance Sheet Data:
Cash and cash equivalents	$8,404	$6,818	$7,858	$9,972	$6,469	$14,212
Investment securities	274,822	312,785	355,276	238,348	245,282	213,741
Goodwill	6,682	6,682	6,776	6,776	6,776	6,776
Core deposit intangibles, net	212	249	408	568	727	887
Loans held for investment	965,857	947,055	823,955	816,417	842,149	965,155
Allowance for loan losses	10,684	11,112	14,303	15,225	15,986	20,697
Total assets	1,372,352	1,405,160	1,275,074	1,203,954	1,228,235	1,266,551
Deposits	1,102,799	1,110,407	1,039,206	1,001,303	987,863	1,013,922
Other borrowed funds	132,416	160,916	102,166	79,666	124,666	137,966
Total shareholders' equity	123,142	121,215	111,493	110,089	106,769	105,721

	As of and for the Three Months Ended March 31,		As of and for the Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(unaudited)		(Thousands of dollars, except per share amounts)
Selected Income Statement Data:
Net interest income	$9,030	$8,882	$37,448	$33,111	$32,962	$36,013	$34,331
Provision (credit) for loan losses	—	—	(1,250)	350	1,828	12,398	18,431
Net interest income after provision (credit) for loan losses	9,030	8,882	38,698	32,761	31,134	23,615	15,900
Noninterest income	3,207	2,774	15,396	27,994	29,264	18,303	18,540
Noninterest expense	9,805	9,123	42,128	50,525	55,056	41,401	42,196
Net income (loss) after tax	1,651	1,674	7,905	6,759	3,536	359	(5,156)
Per Share Data (Common Stock):
Earnings per common share, basic	$0.006	$0.012	$0.033	$0.033	$(0.006)	$(0.036)	$(0.100)
Earnings per common share, diluted	0.006	0.010	0.033	0.033	(0.006)	(0.036)	(0.100)
Book value per common share	0.715	0.661	0.754	0.638	0.643	0.602	0.614
Tangible book value per common share(1)	0.657	0.587	0.690	0.564	0.564	0.516	0.524
Weighted average common shares outstanding, basic	116,687,984	97,281,889	98,372,254	94,434,883	89,344,218	86,029,009	84,778,944
Weighted average common shares outstanding, diluted	116,799,385	120,302,412	98,372,254	94,434,883	89,344,218	86,029,009	84,778,944
Selected Performance Metrics:
Return on average assets(2)	0.48%	0.53%	0.60%	0.56%	0.29%	0.03%	(0.40)%
Return on average equity(2)	5.40	5.95	6.79	6.10	3.25	0.33	(4.83)
Net interest margin(3)	2.74	2.92	2.96	2.86	2.85	2.89	2.67
Efficiency ratio(4)	80.13	78.27	79.72	82.69	88.48	76.22	79.81
Loans to deposit ratio	87.58	85.66	85.29	79.29	81.54	85.25	95.19
Noninterest expense to average assets(2)	2.83	2.88	3.19	4.15	4.49	3.24	3.25
Selected Credit Quality Ratios:
Nonperforming assets to total assets	1.45%	3.51%	1.80%	3.67%	5.77%	5.56%	4.01%
Nonperforming loans to total assets	0.23	1.22	0.42	1.64	1.63	2.87	3.03
Total classified assets to total capital	22.30	46.91	29.74	58.23	137.77	242.54	256.77
Allowance for loan losses to total loans	1.11	1.50	1.17	1.74	1.86	1.90	2.14
Net charge-offs to average loans outstanding	0.05	0.70	0.22	0.16	0.32	1.87	0.52
Capital Ratios:
Average shareholders' equity to average total assets	8.83%	8.89%	8.81%	9.11%	8.87%	8.53%	8.22%
Common equity tier 1 capital(5)	6.60	n/a	n/a	n/a	n/a	n/a	n/a
Tier 1 capital to average assets(2)	10.03	10.38	9.90	10.40	10.20	9.70	9.40
Tier 1 capital to risk-weighted assets	11.53	13.73	11.90	14.10	13.50	13.10	11.80
Total capital to risk-weighted assets	12.42	14.98	12.90	15.40	14.70	14.40	13.00
Tangible common equity to tangible assets(6)	8.5	8.5	8.2	8.2	8.6	8.1	7.8

(1)
Patriot calculates tangible book value per common share as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of Patriot common stock at the end of the relevant period. Tangible book value per common share is a non-GAAP financial measure.

(2)
Patriot calculates its average assets and average equity for a period by dividing the sum of its total assets or total shareholders' equity, as the case may be, as of the close of business on each day in the relevant period, by the number of days in the period. Patriot has calculated its return on average assets and return on average equity for a period by dividing net income for that period (annualized) by its average assets and average equity, as the case may be, for that period.

(3)
Net interest margin represents net interest income divided by average interest-earning assets.

(4)
Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. Efficiency ratio, as Patriot calculates it, is a non-GAAP financial measure.

(5)
Common equity tier 1 capital is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

(6)
Patriot calculates tangible common equity as total shareholders' equity less goodwill and core deposit intangibles, net of accumulated depreciation, and Patriot calculates tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

        The following table shows selected unaudited pro forma condensed consolidated combined financial information about the financial condition and results of operations of Green giving effect to the merger. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Patriot, as of the effective date, will be recorded by Green at their respective fair values and the excess of the merger consideration over the fair value of Patriot's net assets will be allocated to goodwill.

        The table sets forth the information as if the merger had become effective on March 31, 2015, with respect to financial condition data, and on January 1, 2014, with respect to the results of operations data. The selected unaudited pro forma condensed consolidated combined financial data has been derived from and should be read in connections with the unaudited pro forma condensed consolidated combined financial information, including the notes thereto, which is included in this joint proxy statement/prospectus under "Unaudited Pro Forma Condensed Consolidated Combined Financial Information."

        The selected unaudited pro forma condensed consolidated combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed consolidated combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions among other factors. Further, as explained in more detail in the notes accompanying the detailed unaudited pro forma condensed consolidated combined financial information included under "Unaudited Pro Forma Condensed Consolidated Combined Financial Information," the allocation of the purchase price reflected in the selected unaudited pro forma condensed consolidated combined financial data is subject to adjustments and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the final adjustments may be different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

As of March 31, 2015
(Thousands of dollars)
Pro Forma Condensed Consolidated Combined Balance Sheet Data:
Loans held for investment	$2,753,939
Allowance for loan losses	17,542
Total assets	3,669,178
Deposits	3,037,582
Other borrowed funds	117,573
Total shareholders' equity	458,141

	For the Three Months Ended March 31, 2015	For the Year Ended December 31, 2014
	(Thousands of dollars, except per share amounts)
Pro Forma Condensed Consolidated Combined Income Statement Data:
Net interest income	$30,805	$112,661
Provision for loan losses	1,505	1,443
Noninterest income	5,265	22,140
Noninterest expense	23,700	93,920
Income before income taxes	10,865	39,438
Net income	7,010	25,484
Pro Forma Condensed Consolidated Combined Per Share Data:
Earnings per common share, basic	$0.19	$0.76
Earnings per common share, diluted	0.19	0.76

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated combined financial information of Green as of and for the three-months ended March 31, 2015 and for the year ended December 31, 2014, is presented to show the impact on Green's historical financial position and results of operations of:

  •
  the proposed merger of Green and Patriot;

  •
  the Patriot preferred stock redemption;

  •
  the Patriot preferred stock conversion; and

  •
  the proposed Green share issuance, the payment of cash in lieu of fractional shares of Green common stock to the Patriot shareholders and the cash payment to holders of in-the-money Patriot options, in each case, in connection with the merger.

        As a result of the merger, Patriot shareholders will be entitled to receive up to a maximum aggregate number of shares of Green common stock equal to 10,757,273, with cash paid to holders of in-the-money Patriot options and in lieu of issuing fractional share interests of Green common stock. The calculation of the maximum aggregate merger consideration assumes that no downward adjustment is made as described under the sections of this joint proxy statement/prospectus entitled "The Merger—Terms of the Merger" beginning on page 206 and "The Merger Agreement—Structure of the Merger—Merger Consideration" beginning on page 245.

        The unaudited Pro Forma Condensed Consolidated Combined Balance Sheet reflects the historical position of Green and Patriot as of March 31, 2015, with pro forma adjustments based on the assumption that the merger was completed on March 31, 2015. The pro forma adjustments are based on the acquisition method of accounting. The unaudited Pro Forma Condensed Consolidated Combined Statements of Income assume that the merger was completed on January 1, 2014. The adjustments are based on information available and certain assumptions that Green believes are reasonable. Management has not identified, quantified or evaluated any material restructuring costs at this time and no such costs or any cost savings are reflected in the pro forma financial statements. The final allocation of the purchase price for Patriot between shareholders' equity and goodwill will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Patriot's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Any change in the fair value of the net assets of Patriot will change the amount of the purchase price allocable to goodwill. Further, changes that would affect shareholders' equity at the target institution, such as net income from March 31, 2015 through the date the merger is completed, will also change the amount of goodwill recorded. In additions, the final adjustments may be different from the unaudited pro forma adjustments presented in this joint proxy statement/prospectus.

        The following information should be read in conjunction with and is qualified in its entirety by Green's consolidated financial statements and accompanying notes and the consolidated financial statements and accompanying notes of Patriot, which are included elsewhere in this joint proxy statement/prospectus.

        The unaudited pro forma condensed consolidated combined financial information is intended for informational purposes and is not necessarily indicative of the future financial position or future operating results of the combined company or of the financial position or operating results of the combined company that would have actually occurred had the merger or the other acquisitions been in effect as of the date or for the periods presented.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet
As of March 31, 2015
(Dollars in thousands)

	Green Historical	Patriot Historical	Pro Forma Adjustments			Pro Forma Combined
ASSETS
Cash and due from banks	$15,826	$7,114	$			$22,940
Fed funds sold	—	1,290				1,290
Interest bearing deposits in financial institutions	113,282	41,515		(47,356)	(a)	107,441

Total cash and cash equivalents	129,108	49,919		(47,356)		131,671
Available-for-sale securities, at fair value	180,038	273,308				453,346
Held-to-maturity securities, at amortized cost	47,997	1,514				49,511
Investment in Patriot Bancshares Capital Trusts I and II	—	666				666
Other investments	10,000	5,886				15,886

Total securities and other investments	238,035	281,374		—		519,409
Loans held-for-sale	939	13,448				14,387
Loans held for investment	1,810,842	965,857		(22,760)	(b)	2,753,939
Allowance for loan losses	(17,542)	(10,684)		10,684	(c)	(17,542)

Loans, net	1,794,239	968,621		(12,076)		2,750,784
Premises and equipment, net	24,817	3,483		—	(d)	28,300
Goodwill	30,129	6,682		98,111	(e)	134,922
Other intangible assets, net of accumulated amortization	4,000	212		6,497	(f)	10,709
Accrued interest receivable	5,506	2,746				8,252
Deferred tax asset, net	8,109	5,384		2,485	(g)	15,978
Real estate acquired by foreclosure	4,863	16,833		(3,500)	(h)	18,196
Bank owned life insurance	7,957	24,751				32,708
Other assets	5,902	12,347				18,249

TOTAL ASSETS	$2,252,665	$1,372,352		$44,161		$3,669,178

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Deposits:
Noninterest-bearing	$459,100	$162,872	$			$621,972
Interest-bearing transaction and savings	809,300	256,469				1,065,769
Certificates and other time deposits	663,451	683,458		2,932	(i)	1,349,582

Total deposits	1,931,851	1,102,799		2,932		3,037,582
Securities sold under agreements to repurchase	13,012	—				13,012
Other borrowed funds	7,323	110,250				117,573
Accrued interest payable	731	2,010				2,741
Subordinated debentures	—	22,166				22,166
Other liabilities	5,978	11,985				17,963

Total liabilities	1,958,895	1,249,210		2,932		3,211,037

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock	—	5,971		(5,971)	(j)	—
Common stock	262	59,786		(59,786)	(j)	370
				108	(k)
Capital surplus	252,652	62,436		(62,436)	(j)	416,915
				164,263	(k)
Retained earnings (deficit)	39,309	(4,611)		4,611	(j)	39,309
Accumulated other comprehensive income (loss), net	1,547	(440)		440	(j)	1,547

Total shareholders' equity	293,770	123,142		41,229		458,141

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,252,665	$1,372,352		$44,161		$3,669,178

See accompanying notes to pro forma condensed consolidated combined financial information.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Income
For the Three Months Ended March 31, 2015
(Dollars in thousands, except per share amounts)

	Green Historical	Patriot Historical	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME:
Loans, including fees	$21,659	$10,765	$673	(l)	$33,097
Securities	878	1,085			1,963
Other interest earning assets	165	49	—	(m)	214

Total interest income	22,702	11,899	673		35,274

INTEREST EXPENSE:
Deposits	2,156	2,392	(586)	(n)	3,962
Subordinated debentures	—	111			111
Other borrowed funds	30	366			396

Total interest expense	2,186	2,869	(586)		4,469

NET INTEREST INCOME	20,516	9,030	1,259		30,805
PROVISION FOR LOAN LOSSES	1,505	—			1,505

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,011	9,030	1,259		29,300

NONINTEREST INCOME:
Customer service fees	863	180			1,043
Loan fees	371	348			719
Gain on sale of guaranteed portion of loans, net	645	—			645
Gain on sale of loans held-for-sale, net	75	1,555			1,630
Net realized gain on sales of available for sale securities	—	541			541
Other	131	556			687

Total noninterest income	2,085	3,180	—		5,265

NONINTEREST EXPENSE:
Salaries and employee benefits	8,757	5,129			13,886
Occupancy	1,460	1,089			2,549
Professional and regulatory fees	1,467	1,034			2,501
Data processing	644	347			991
Software license and maintenance	362	—			362
Marketing	148	213			361
Loan related	109	—			109
Real estate acquired by foreclosure, net	13	298			311
Other	796	1,667	167	(o)	2,630

Total noninterest expense	13,756	9,777	167		23,700

INCOME BEFORE INCOME TAXES	7,340	2,433	1,092		10,865
PROVISION FOR INCOME TAXES	2,691	782	382	(p)	3,855

NET INCOME	$4,649	$1,651	$710		$7,010

BASIC EARNINGS PER SHARE:
Earnings per share	$0.18	$0.01			$0.19
Weighted average shares outstanding	26,176,021	116,687,984			36,933,294
DILUTED EARNINGS PER SHARE:
Earnings per share	$0.18	$0.01			$0.19
Weighted average shares outstanding	26,358,842	116,799,385			37,116,115

See accompanying notes to pro forma condensed consolidated combined financial information.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Income
For the Fiscal Year Ended December 31, 2014
(Dollars in thousands, except per share amounts)

	Green Historical	Patriot Historical	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME:
Loans, including fees	$75,121	$43,801	$2,690	(q)	$121,612
Securities	3,993	4,847			8,840
Other interest earning assets	491	179	(1)	(r)	669

Total interest income	79,605	48,827	2,689		131,121

INTEREST EXPENSE:
Deposits	9,286	9,700	(2,346)	(s)	16,640
Subordinated debentures	—	468			468
Other borrowed funds	142	1,210			1,352

Total interest expense	9,428	11,378	(2,346)		18,460

NET INTEREST INCOME	70,177	37,449	5,035		112,661
PROVISION FOR (REVERSAL OF) LOAN LOSSES	2,693	(1,250)			1,443

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	67,484	38,699	5,035		111,218

NONINTEREST INCOME:
Customer service fees	2,655	703			3,358
Loan fees	1,917	2,328			4,245
Gain on sale of guaranteed portion of loans, net	2,867	—			2,867
Gain on sale of loans held-for-sale, net	28	8,126			8,154
Net realized gain on sales of available for sale securities	—	1,447			1,447
Other	589	1,480			2,069

Total noninterest income	8,056	14,084	—		22,140

NONINTEREST EXPENSE:
Salaries and employee benefits	31,102	22,888			53,990
Occupancy	5,028	4,607			9,635
Professional and regulatory fees	5,647	3,600			9,247
Data processing	5,353	1,268			6,621
Software license and maintenance	1,424	—			1,424
Marketing	654	847			1,501
Loan related	523	—			523
Real estate acquired by foreclosure, net	286	152			438
Other	2,416	7,454	671	(t)	10,541

Total noninterest expense	52,433	40,816	671		93,920

INCOME BEFORE INCOME TAXES	23,107	11,967	4,364		39,438
PROVISION FOR INCOME TAXES	8,365	4,062	1,527	(u)	13,954

NET INCOME	$14,742	$7,905	$2,837		$25,484

BASIC EARNINGS PER SHARE:
Earnings per share	$0.65	$0.03			$0.76
Weighted average shares outstanding	22,625,127	98,372,254			33,382,400
DILUTED EARNINGS PER SHARE:
Earnings per share	$0.64	$0.03			$0.76
Weighted average shares outstanding	22,915,268	98,372,254			33,672,541

See accompanying notes to pro forma condensed consolidated combined financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information
(Dollars in thousands, except per share amounts)

Note 1. Estimated Operational Cost Savings

        Green anticipates operational cost savings in connection with the merger. Green anticipates that these savings will occur through the combination of back office operations and elimination of duplicate general operations, administrative and salary and benefits expenses. Estimated cost savings are not presented as part of the pro forma adjustments and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note 2. Pro Forma Adjustments and Assumptions:

        The following pro forma adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

(a)
This adjustment represents cash payments expected to be made for the following items required by the merger agreement and related transactions:

Cash to be paid by Green in lieu of fractional shares of Green common stock and to holders of in-the-money Patriot options in connection with the merger	$(504)
Cash to be paid by Green to fund the Patriot preferred stock redemption	(27,340)
Cash to be paid by Patriot to certain officers and directors upon completion of the merger	(19,512)

Total cash payments	$(47,356)

(b)
This adjustment represents an approximation of the fair value adjustments of loans to be acquired, based on Green's due diligence review of the portfolio, in accordance with the acquisition method of accounting. The loan due diligence focused on a preliminary risk rating determination, estimated loss expectations on loans preliminarily determined to be potentially deemed purchase credit impaired ("PCI") on the acquisition date and a preliminary estimate of potential inherent losses in the non-PCI portfolio. Green's due diligence review of the Patriot loan portfolio involved the direct review of approximately 70% of the Patriot loan balances outstanding by Green Bank management and a third-party loan review firm experienced in evaluating loans in the markets served by Patriot. The results of this review were then extrapolated to the total portfolio to determine preliminary risk ratings on the reviewed portfolio, the estimated loss expectations on loans preliminarily deemed to be PCI and the estimated inherent losses on the portion of the non-PCI portfolio that included the non-reviewed portfolio. These estimates were derived from a review of specific credits that focused on: cash flow of the borrowing entity, payment performance, estimated collateral valuation, past due history, credit and documentation exceptions, along with other general credit observations. From these reviews, a preliminary loan risk rating was assigned, a preliminary PCI determination was made and a loss estimate for PCI loans was determined. For loans determined to be potentially PCI, an estimate of the liquidation value of the collateral or the present value of the expected future cash flow from the borrower was used to prepare the applicable credit loss estimate. For loans determined to be non-PCI (which includes the non-reviewed loans) Green management developed a preliminary estimate of loss inherent in the non-PCI portfolio based on Patriot's loan risk ratings and Patriot Bank's loss history and general reserve methodology. Upon closing of the merger an independent third party valuation firm will prepare an overall valuation of the loan portfolio. Based on Green's previous experience in similar acquisitions and understanding of the third party valuation methodology, Green management does not expect the final valuation to differ materially from the adjustment presented herein.

(c)
This adjustment represents the elimination of Patriot's allowance for loan losses as part of the purchase accounting transactions.

(d)
Premises and equipment are currently being evaluated for fair value adjustments in accordance with the acquisition method of accounting. No pro forma adjustments to premises and equipment have been made at this time. Green's due diligence review indicates de minimis total adjustments. However, at the time of preparation of the pro forma statements, Green had not completed its fair value of premises and equipment to be acquired in the merger. As a result, there could be adjustments to the carrying value of premises and equipment acquired after the merger is completed.

(e)
This adjustment represents the estimated purchase price allocation for the merger, calculated as follows:

Total purchase price, common stock	$164,371	10.8 million shares of Green common stock based on the closing price for Green common stock on June 29, 2015
Total purchase price, cash	27,844	Cash payment in lieu of issuing fractional shares of Green common stock, plus cash payment to holders of in-the-money Patriot options plus cash funded by Green in connection with the Patriot preferred stock redemption
Less: Patriot equity at book value	(123,142)
Plus: Patriot intangible assets	6,894
Adjust equity for cash payments made by Patriot to certain officers and directors upon completion of merger	19,512
Elimination of allowance for loan losses as part of purchase accounting transactions	(10,684)
Elimination of deferred tax asset as part of purchase accounting transactions	5,384
Allocated to loan fair value	22,760
Allocated to core deposit intangibles	(6,709)
Allocated to real estate acquired by foreclosure	3,500
Allocated to deposit fair value	2,932
Allocated to deferred tax asset	(7,869)

Adjustment for estimated goodwill to be recognized	$104,793
Adjustment for elimination of Patriot's goodwill	(6,682)

Net adjustments	$98,111

(f)
This adjustment represents the elimination of Patriot's intangible assets and recognition of estimated core deposit intangibles of approximately 1.6% of acquired deposits, excluding time deposits. The estimated average of 1.6% was calculated by dividing the recorded core deposit intangibles of all transaction consummated in 2010 through 2014 by total acquired deposits, excluding time deposits.

(g)
This adjustment represents the impact on deferred income taxes of the estimated purchase accounting adjustment, calculated as follows:

To reflect increase in deferred tax assets as a result of the purchase accounting fair value adjustments:

Loan fair value adjustments	$22,760
Core deposit intangibles	(6,709)
Real estate acquired by foreclosure	3,500
Deposit fair value adjustments	2,932

Subtotal for fair value adjustments	22,483

Calculated deferred taxes at Green's estimated statutory rate of 35%	7,869
Adjustment for elimination of Patriot's deferred tax asset, net	(5,384)

Net adjustments	$2,485

(h)
This adjustment represents an approximation of the fair value adjustments of real estate acquired by foreclosure to be acquired based on Green's evaluation of Patriot's recent appraisals of such real estate. However at the time of preparation of the pro forma financial statement, Green has not completed its fair value of the real estate acquired by foreclosure to be assumed in the merger. As a result there could be adjustments to the carrying value of the real estate acquired by foreclosure acquired after the merger is completed.

(i)
This adjustment represents an approximation of the fair value adjustments of deposits to be acquired based on Green's due diligence review of certificates and other time deposits. However, at the time of preparation of the pro forma financial statements, Green had not completed its fair value of the deposits to be assumed in the merger. As a result, there could be adjustments to the carrying value of deposits acquired after the merger is completed.

(j)
This adjustment represents the elimination of the historical equity of Patriot as a part of the purchase accounting transactions.

(k)
This adjustment represents the issuance of 10.8 million shares of Green common stock to shareholders of Patriot, based on the closing price for Green common stock ending on June 29, 2015.

(l)
This adjustment represents three months of accretion on a straight-line basis over the four-year estimated average life of the approximately $10.7 million portion of the loan discount expected to be accreted as interest income.

(m)
This adjustment represents the anticipated loss of investment income related to the cash portion of the merger consideration using an assumed reinvestment rate of 0.25%, which is less than $1 thousand for the three months.

(n)
This adjustment represents three months of amortization of the time deposit premium on a straight-line basis over the estimated 15-month average life of the deposit premium amortization.

(o)
This adjustment represents three months of amortization on core deposit intangibles of $6.7 million expected to be acquired in the merger, which will be amortized on an accelerated basis over an estimated ten years.

(p)
This adjustment represents the net federal tax effect of the pro forma adjustments using Green's statutory tax rate of 35%.

(q)
This adjustment represents twelve months of accretion on a straight-line basis over the four-year estimated average life of the approximately $10.7 million portion of the loan discount expected to be accreted as interest income.

(r)
This adjustment represents the anticipated loss of investment income related to the cash to be paid in lieu of fractional shares of Green common stock plus cash to be paid to holders of in-the-money Patriot options in connection with the merger using an assumed reinvestment rate of 0.25%.

Cash to be paid in lieu of fractional shares of Green common stock plus cash to be paid to holders of in-the-money Patriot options in connection with the merger	$504
Assumed federal funds reinvestment rate	0.25%

Total adjustment to interest income	$1
(s)
This adjustment represents twelve months of amortization of the time deposit premium on a straight-line basis over the estimated 15-month average life of the deposit premium amortization.

(t)
This adjustment represents twelve months of amortization on core deposit intangibles of $6.7 million expected to be acquired in the merger, which will be amortized on an accelerated basis over an estimated ten years.

(u)
This adjustment represents the net federal tax effect of the pro forma adjustments using Green's statutory tax rate of 35%.

 UNAUDITED COMPARATIVE PER SHARE DATA

        Presented below for Green and Patriot is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2014 and as of and for the three months ended March 31, 2015. The information presented below should be read together with the historical consolidated financial statements of Green and Patriot and the unaudited pro forma condensed consolidated combined financial information, including the notes thereto, which are included elsewhere in this joint proxy statement/prospectus.

        The unaudited pro forma and pro forma per equivalent share information gives effect to the merger as if the merger had become effective on March 31, 2015 or December 31, 2014 in the case of the book value data, and as if the merger had been effective on January 1, 2014 in the case of earnings per share and cash dividends data. The unaudited pro forma data combines the historical results of Patriot into Green's consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger taken place on January 1, 2014.

        The per equivalent Patriot share data shows the effect of the merger from the perspective of an owner of Patriot common stock. The data was computed by multiplying the pro forma data based on the maximum exchange ratio of 0.0813. The maximum exchange ratio is calculated by dividing the maximum aggregate merger consideration by the number of exchangeable shares. The calculation of the maximum aggregate merger consideration assumes that no downward adjustment is made as described under the sections of this joint proxy statement/prospectus entitled "The Merger—Terms of the Merger" beginning on page 206 and "The Merger Agreement—Structure of the Merger—Merger Consideration" beginning on page 245. Assuming the exchange ratio is 0.0813, then, based on the closing sale prices of Green common stock on NASDAQ on June 29, 2015, which is $15.28, the implied value of the merger consideration per share of Patriot common stock is $1.24.

        The selected unaudited pro forma adjustments are based upon available information and certain assumptions that Green and Patriot management believe are reasonable. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results. Upon completion of the merger, the operating results of Patriot will be reflected in the consolidated financial statements of Green on a prospective basis.

	Green Historical	Patriot Historical	Pro Forma Combined	Per Equivalent Patriot Share(1)
For the three months ended March 31, 2015:
Earnings per common share, basic	$0.18	$0.01	$0.19	$0.02
Earnings per common share, diluted	0.18	0.01	0.19	0.02
Cash dividends per share	—	—	—	—
Book value per common share as of March 31, 2015	11.22	0.71	12.40	1.01
For the year ended December 31, 2014:
Earnings per common share, basic	$0.65	$0.03	$0.76	$0.06
Earnings per common share, diluted	0.64	0.03	0.76	0.06
Cash dividends per share	—	—	—	—
Book value per common share as of December 31, 2014	11.02	0.75	12.26	1.00

(1)
Reflects Patriot shares at an assumed exchange ratio of 0.0813.

RISK FACTORS

        In addition to general investment risks and the other information contained in this joint proxy statement/prospectus, including the matters addressed under the section of this joint proxy statement/prospectus entitled "Cautionary Statement Regarding Forward-Looking Statements," beginning on page 61 and the matters discussed under the caption "Risk Factors" in the Annual Report on Form 10-K filed by Green for the fiscal year ended December 31, 2014, as updated by a subsequently filed Form 10-Q and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus.

        Unless the context otherwise requires, references in this joint proxy statement/prospectus to "Green" refer to Green Bancorp, Inc., a Texas corporation, and its affiliates, including Green Bank.

Risks Relating to the Merger

The tangible book value of Patriot at closing could be an amount that results in the reduction of the amount of the maximum aggregate merger consideration that Patriot shareholders would be entitled to receive.

        The amount of the maximum aggregate merger consideration that Patriot shareholders would be entitled to receive in the merger will be reduced if Patriot's tangible book value is less than the applicable threshold for the month-end prior to the closing of the merger, or, if the merger is expected to close in the first ten days of a month, as of the earlier preceding month-end, as described in the merger agreement. Accordingly, at the time Patriot shareholders vote with respect to the Patriot merger proposal, they will not know the exact value of the aggregate merger consideration they will be entitled to receive in the merger.

Because the market price of Green common stock will fluctuate, Patriot shareholders cannot be certain of the market value of the merger consideration they will receive.

        Upon completion of the merger, the shares of Patriot common stock held by each Patriot shareholder (except for shares of Patriot common stock held by Patriot as treasury shares, by Green or by dissenting shareholders (as defined in the merger agreement)) will be converted into the right to receive a number of shares of Green common stock equal to the product of the exchange ratio multiplied by the number of shares of Patriot common stock held by such Patriot shareholder immediately prior to the effective time. The market value of the merger consideration will vary from the closing price of Green common stock on the date Green and Patriot announced the merger, on the date that this joint proxy statement/prospectus is mailed to Patriot shareholders, on the date of the Patriot special meeting and on the date the merger is completed and thereafter. Any change in the market price of Green common stock prior to the completion of the merger will affect the market value of the merger consideration that Patriot shareholders will be entitled to receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of Green common stock. Stock price changes may result from a variety of factors that are beyond the control of Green, including, but not limited to, general market and economic conditions, changes in Green's business, operations and prospects and regulatory considerations. Therefore, at the time of the Patriot special meeting you will not know the precise market value of the merger consideration you will be entitled to receive at the effective time. You should obtain current market quotations for shares of Green common stock. There are no current market quotations for Patriot common stock because Patriot is a privately owned corporation and its common stock is not traded on any established public trading market.

The market price of Green common stock after the merger may be affected by factors different from those affecting the shares of Patriot or Green currently.

        Upon completion of the merger, holders of Patriot common stock will become holders of Green common stock. Green's business differs in important respects from that of Patriot, and, accordingly, the results of operations of the combined company and the market price of Green common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of Green and Patriot. For a discussion of the businesses of Green and Patriot and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under "Where You Can Find More Information" beginning on page 287.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

        Before the merger and the bank merger may be completed, Green and Patriot must obtain approvals from the Federal Reserve Board, the OCC and the Texas Department of Banking. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals, waivers or consents, the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under "The Merger—Regulatory Approvals Required for the Merger" beginning on page 242. An adverse development in either party's regulatory standing or these factors could result in an inability to obtain approvals, waivers or consents, or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. See "The Merger—Regulatory Approvals Required for the Merger" beginning on page 242.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

        Green and Patriot have operated and, until the completion of the merger, will continue to operate, independently and may not begin the actual integration process. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on Green's ability to successfully combine and integrate the businesses of Green and Patriot in a manner that permits growth opportunities and does not materially disrupt the existing customer relations nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect Green's ability to successfully conduct its business, which could have an adverse effect on Green's financial results and the value of its common stock. If Green experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that can cause Green and/or Patriot to lose customers or cause customers to remove their accounts from Green and/or Patriot and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Patriot and Green during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The unaudited pro forma condensed consolidated combined financial information included in this joint proxy statement/prospectus are preliminary and the actual financial condition and results of operations after the merger may differ materially.

        The unaudited pro forma condensed consolidated combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Green's actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed consolidated combined financial information reflects adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which is based upon preliminary estimates, to record the Patriot identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Patriot as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus. For more information, see "Unaudited Pro Forma Condensed Consolidated Combined Financial Information" beginning on page 25.

Certain of Patriot's directors and executive officers may have interests in the merger that may differ from the interests of Patriot's shareholders.

        Patriot's shareholders should be aware that some of Patriot's directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of Patriot's shareholders generally. The Patriot board was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Patriot's shareholders vote in favor of adopting the merger agreement.

        These interests include the following:

  •
  accelerated vesting of outstanding restricted stock awards and stock options held by certain of directors and executive officers pursuant to the terms of the Patriot stock plans (as defined in the merger agreement) and/or applicable grant agreements as a result of the merger;

  •
  certain directors and executive officers will become fully vested in their rights to receive retirement benefits under Patriot's SERP, which will be terminated prior to the effective time, pursuant to the terms of the merger agreement and such directors and executive officers will receive payments in respect thereof;

  •
  Green has entered into employment agreements with William Ellis, Chairman and Chief Executive Officer of Patriot, and Timothy D. Phillips, Senior Executive Vice President and Division Manager for Patriot's commercial lending operations, to be effective at the effective time;

  •
  Mr. Ellis, Terrance J. Tangen and David D. Rinehart, Senior Executive Vice President and Chief Operating Officer of Patriot, will receive certain cash payments in connection with the merger pursuant to Patriot's existing employment and change in control agreements;

  •
  Green will provide Patriot's directors and executive officers with continuing indemnification rights against certain liabilities arising from acts or omissions before the merger, and Patriot will, prior to the effective time, purchase coverage under a directors' and officers' liability insurance policy for a six-year period after the effective time; and

  •
  Green will appoint Mr. Ellis to the Green board, and Mr. Ellis and one other individual designated by Patriot and reasonably acceptable to Green to the Green Bank board, at the effective time.

        For a more complete description of these interests, see "The Merger—Interests of Patriot's Directors and Executive Officers in the Merger."

Termination of the merger agreement could negatively impact Patriot or Green.

        If the merger agreement is terminated, there may be various consequences. For example, Patriot's or Green's businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of Green's common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, Patriot or Green may be required to pay to the other party a termination fee of $5 million.

Patriot and Green will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Patriot or Green. These uncertainties may impair Patriot's or Green's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Patriot or Green to seek to change existing business relationships with Patriot or Green. Retention of certain employees by Patriot or Green may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Patriot or Green. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Patriot or Green, Patriot's business or Green's business could be harmed. In addition, subject to certain exceptions, Patriot has agreed to operate its business in the ordinary course prior to closing, and each of Patriot and Green has agreed to certain restrictive covenants. See "The Merger Agreement—Covenants and Agreements" beginning on page 251 for a description of the restrictive covenants applicable to Patriot and Green.

If the merger is not completed, Green and Patriot will have incurred substantial expenses without realizing the expected benefits of the merger.

        Each of Green and Patriot has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Green and Patriot would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits Patriot's ability to pursue acquisition proposals and requires either company to pay a termination fee of $5 million under limited circumstances, including circumstances relating to acquisition proposals for Patriot.

        The merger agreement prohibits Patriot from initiating, soliciting, knowingly encouraging or knowingly facilitating certain third-party acquisition proposals. See "The Merger Agreement—Agreement Not to Solicit Other Offers" beginning on page 257. In addition, unless the merger agreement has been terminated in accordance with its terms, Patriot has an unqualified obligation to submit the Patriot merger proposal to a vote by the shareholders of Patriot, even if Patriot receives a proposal that the Patriot board believes is superior to the merger. See "The Merger Agreement—Shareholder Meetings and Recommendation of Patriot's and Green's Boards of Directors" beginning on page 256. The merger agreement also provides that Green or Patriot must pay a termination fee in the amount of $5 million in the event that the merger agreement is terminated under certain circumstances, including involving Patriot's failure to abide by certain obligations not to solicit acquisition proposals. See "The Merger Agreement—Termination Fee and Expense Reimbursement" beginning on page 260. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Patriot from considering or proposing such an acquisition. Each of the members of the Patriot board, solely in his or her capacity as a shareholder of Patriot, and certain of their affiliates, has entered into a support agreement, pursuant to which each such shareholder has agreed to vote his or her shares of Patriot common stock in favor of the Patriot merger proposal and certain related matters and against alternative transactions. The Patriot shareholders that are party to such support agreement beneficially own and are entitled to vote in the aggregate approximately 37.44% of the outstanding shares of Patriot common stock as of the record date. See the section of this joint proxy statement/prospectus entitled "The Merger Agreement—Support Agreements" beginning on page 262.

The shares of Green common stock to be received by Patriot shareholders as a result of the merger will have different rights from the shares of Patriot common stock.

        Upon completion of the merger, Patriot shareholders will become Green shareholders and their rights as Green shareholders will be governed by the TBOC and Green's Restated Certificate of Formation (with Amendments) (which we refer to in this joint proxy statement/prospectus as the "Green certificate") and Amended and Restated Bylaws (which we refer to in this joint proxy statement/prospectus as the "Green bylaws"). The rights associated with Patriot common stock are different from the rights associated with Green common stock. Please see "Comparison of Shareholders' Rights" beginning on page 269 for a discussion of the different rights associated with Green common stock.

Holders of Patriot and Green common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        Holders of Patriot and Green common stock currently have the right to vote in the election of the board and on other matters affecting Patriot and Green, respectively. Upon the completion of the merger, each Patriot shareholder who receives shares of Green common stock will become a shareholder of Green with a percentage ownership of Green that is smaller than the shareholder's percentage ownership of Patriot. It is currently expected that the former shareholders of Patriot as a group will receive shares in the merger constituting approximately 29% of the outstanding shares of Green common stock immediately after the merger. As a result, current shareholders of Green as a group will own approximately 71% of the outstanding shares of Green common stock immediately after the merger. Because of this, Patriot shareholders may have less influence on the management and policies of Green than they now have on the management and policies of Patriot and current Green shareholders may have less influence than they now have on the management and policies of Green.

The dissenters' rights appraisal process is uncertain.

        Patriot shareholders may or may not be entitled to receive more than the amount provided for in the merger agreement for their shares of Patriot common stock if they elect to exercise their right to dissent from the proposed merger, depending on the appraisal of the fair value of the Patriot common stock pursuant to the dissenting shareholder procedures under the TBOC. See "The Merger—Dissenters' Rights in the Merger" beginning on page 239 and Annex F. For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your right to dissent to the merger may be more or less than the value of the merger consideration to be paid pursuant to the merger agreement. In addition, it is a closing condition of the merger agreement that the holders of not more than 5% of the outstanding shares of Patriot common stock shall have exercised their statutory dissenters' rights under the TBOC. The number of shares of Patriot common stock that will exercise dissenters' rights under the TBOC is not known and therefore there is no assurance of this closing condition being satisfied.

Litigation may be filed against Patriot, Green, Merger Sub or their respective boards of directors or officers, which could prevent or delay the completion of the merger or result in the payment of damages following completion of the merger.

        Lawsuits may be filed against Patriot, Green, Merger Sub or their respective boards of directors or officers in connection with the merger, which could prevent or delay completion of the merger and result in substantial costs to Patriot and Green, including any costs associated with indemnification. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Green's business, financial condition, results of operations and cash flows following completion of the merger.

Risks Relating to Green's Business

Green conducts its operations almost exclusively in Texas which imposes risks and may magnify the consequences of any regional or local economic downturn affecting Texas, including any downturn in the energy, technology or real estate sectors.

        Green conducts its operations almost exclusively in Texas and, as of the date of this document, the substantial majority of the loans in its loan portfolio were made to borrowers who live and/or conduct business in Texas. Likewise, as of such date, the substantial majority of Green's secured loans were secured by collateral located in Texas. Accordingly, Green is exposed to risks associated with a lack of geographic diversification. The economic conditions in Texas significantly affect Green's business, financial condition, results of operations and future prospects, and any adverse economic developments, among other things, could negatively affect the volume of loan originations, increase the level of non-performing assets, increase the rate of foreclosure losses on loans and reduce the value of Green's loans and loan servicing portfolio. While Texas fared well through the Great Recession, if prolonged, the recent decline in oil prices may negatively impact economic conditions in these areas. Any regional or local economic downturn that affects Texas, Green's existing or prospective borrowers or property values in Green's market areas may affect Green and its profitability more significantly and more adversely than its competitors whose operations are less geographically focused.

        In addition, the economies in Green's target markets are highly dependent on the energy sector as well as the technology and real estate sectors. In particular, a further decline in the prices of crude oil or natural gas could adversely affect many of Green's customers. Any downturn or adverse development in the energy, technology or real estate sectors could have a material adverse impact on Green's business, financial condition and results of operations.

Green may be adversely affected by the decline in oil prices.

        Recent decisions by certain members the Organization of Petroleum Exporting Countries to maintain higher crude oil production levels have led to increased global oil supplies which has resulted in significant declines in market oil prices. Decreased market oil prices have compressed margins for many U.S. and Texas-based oil producers, particularly those that utilize higher-cost production technologies such as hydraulic fracking and horizontal drilling, as well as oilfield service providers, energy equipment manufacturers and transportation suppliers, among others. As of March 31, 2015, Green's reserved-based energy exposure was 7.6% and its energy related service industry exposure was 4.8% of its total funded loans. Furthermore, energy production and related industries represent a large part of the economies in some of Green's primary markets. As of March 31, 2015, the price per barrel of crude oil was approximately $48 compared to approximately $53 and $98 as of December 31, 2014 and 2013, respectively. While many of Green's customers have hedged their exposure to oil price changes in the near term, if oil prices remain at these low levels for an extended period, Green could experience weaker energy loan demand and increased losses within Green's energy portfolio. Furthermore, a prolonged period of low oil prices could also have a negative impact on the U.S. economy and, in particular, the economies of energy-dominant states such as Texas. Accordingly, a prolonged period of low oil prices could have a material adverse effect on Green's business, financial condition and results of operations.

Green may not be able to implement aspects of its growth strategy, which may affect its ability to maintain its historical earnings trends.

        Green's strategy focuses on organic growth, supplemented by acquisitions. Green may not be able to execute on aspects of its growth strategy to sustain its historical rate of growth or may not be able to grow at all. More specifically, Green may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition, may impede or prohibit the growth of Green's operations, the opening of new branches and the consummation of acquisitions. Further, Green may be unable to attract and retain experienced portfolio bankers, which could adversely affect its growth. The success of Green's strategy also depends on its ability to effectively manage growth, which is dependent upon a number of factors, including its ability to adapt Green's credit, operational, technology and governance infrastructure to accommodate expanded operations. If Green fails to implement one or more aspects of its strategy, it may be unable to maintain its historical earnings trends, which could have an adverse effect on Green's business.

Difficult market conditions and economic trends have adversely affected the banking industry and could adversely affect Green's business, financial condition and results of operations.

        Green is operating in a challenging and uncertain economic environment, including generally uncertain conditions nationally and locally in Green's industry and markets. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. Green retains direct exposure to the residential and commercial real estate markets in Texas and is affected by these events.

        Green's ability to assess the creditworthiness of customers and to estimate the losses inherent in its loan portfolio is made more complex by uncertain market and economic conditions. Another national economic recession or deterioration of conditions in Green's markets could drive losses beyond that which is provided for in its allowance for loan losses and result in the following consequences:

  •
  increases in loan delinquencies;

  •
  increases in non-performing assets and foreclosures;

  •
  decreases in demand for Green's products and services, which could adversely affect its liquidity position; and

  •
  decreases in the value of the collateral securing Green's loans, especially real estate, which could reduce customers' borrowing power and repayment ability.

        While economic conditions in Texas and the U.S. continue to show signs of recovery, there can be no assurance that these conditions will continue to improve. Although real estate markets have stabilized in portions of the U.S., a resumption of declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on Green's borrowers or its customers, which could adversely affect Green's business, financial condition and results of operations.

Green's strategy of pursuing acquisitions exposes it to financial, execution and operational risks that could have a material adverse effect on its business, financial condition, results of operations and growth prospects.

        Green intends to continue pursuing a strategy that includes acquisitions. An acquisition strategy involves significant risks, including the following:

  •
  finding suitable candidates for acquisition;

  •
  attracting funding to support additional growth within acceptable risk tolerances;

  •
  maintaining asset quality;

  •
  retaining customers and key personnel, including portfolio bankers;

  •
  obtaining necessary regulatory approvals;

  •
  conducting adequate due diligence and managing known and unknown risks and uncertainties;

  •
  integrating acquired businesses; and

  •
  maintaining adequate regulatory capital.

        The market for acquisition targets is highly competitive, which may adversely affect Green's ability to find acquisition candidates that fit Green's strategy and standards. To the extent that Green is unable to find suitable acquisition targets, an important component of Green's growth strategy may not be realized. Acquisitions will be subject to regulatory approvals, and Green may be unable to obtain such approvals. Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers and other issues that could negatively affect Green's business. Green may not be able to complete future acquisitions or, if completed, Green may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that Green acquires and to realize Green's attempts to eliminate redundancies. The integration process may also require significant time and attention from Green's management that they would otherwise be directed toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of Green's tangible book value and net income per common share may occur in connection with any future acquisition of a financial service company, and the carrying amount of any goodwill that Green acquires may be subject to impairment in future periods. Failure to successfully integrate the entities Green acquires into Green's existing operations may increase Green's operating costs significantly and adversely affect Green's business, financial condition and results of operations.

Green's ability to retain its portfolio bankers and recruit additional successful portfolio bankers is critical to the success of its business strategy, and any failure to do so may adversely affect its business, financial condition and results of operations.

        Green's ability to retain and grow its loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of its portfolio bankers. If Green were to lose the services of any of its portfolio bankers, including any successful bankers employed by acquired businesses, to a new or existing competitor or otherwise, Green may not be able to retain valuable relationships and some of its customers could choose to use the services of a competitor instead of Green's services. Green's growth strategy also relies on its ability to attract and retain profitable portfolio bankers and on the ability of Green's existing portfolio bankers to achieve what Green believes to be its full capacity in terms of customer relationships and profitability. Green may face difficulties in recruiting and retaining portfolio bankers of its desired caliber, including as a result of competition from other financial institutions. In particular, many of Green's competitors are significantly larger with greater financial recourse, and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, Green may incur significant expenses and expend significant time and resources on training, integration and business development before Green is able to determine whether a new portfolio banker will be profitable or effective. If Green is unable to attract and retain successful portfolio bankers, or if Green's portfolio bankers fail to meet Green's expectations in terms of customer relationships and profitability, Green may be unable to execute Green's business strategy and its business, financial condition and results of operations may be negatively affected.

The small to medium-sized businesses that Green lends to may have fewer resources to weather adverse business developments, which may impair a borrower's ability to repay a loan, and such impairment could adversely affect Green's results of operations and financial condition.

        Green focuses its business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have a material adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the Texas markets in which Green operates and small to medium-sized businesses are adversely affected or Green's borrowers are otherwise affected by adverse business developments, Green's business, financial condition and results of operations may be negatively affected.

A large portion of Green's loan portfolio is comprised of commercial and industrial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could increase the potential for future losses.

        As of March 31, 2015, $744.4 million, or 41.1% of Green's total loans, was comprised of commercial and industrial loans to businesses collateralized by general business assets including, among other things, accounts receivable, inventory and equipment and generally backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than Green anticipates, exposing Green to increased credit risk. Significant adverse changes in the economy or local market conditions in which Green's commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose Green to credit losses and could adversely affect Green's business, financial condition and results of operations.

Green's commercial real estate and real estate construction loan portfolios expose Green to credit risks that may be greater than the risks related to other types of loans.

        As of March 31, 2015, $533.7 million, or 29.5% of Green's total loans, was comprised of commercial real estate loans (including owner occupied commercial real estate loans) and $273.1 million, or 15.1% of Green's total loans, was comprised of real estate construction loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate.

Additionally, non-owner occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of Green's non-owner occupied commercial real estate loan portfolio could require Green to increase its allowance for loan losses, which would reduce Green's profitability and may have a material adverse effect on Green's business, financial condition and results of operations.

        Construction loans involve risks attributable to the fact that loan funds are secured by a project under construction, and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Green is forced to foreclose on a project prior to completion, Green may be unable to recover the entire unpaid portion of the loan. In addition, Green may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time, any of which could adversely affect Green's business, financial condition and results of operations.

Because a significant portion of Green's loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing Green's real estate loans and result in loan and other losses.

        As of March 31, 2015, $1.1 billion, or 58.3% of Green's total loans, was comprised of loans with real estate as a primary or secondary component of collateral. As a result, adverse developments affecting real estate values in Green's market areas could increase the credit risk associated with Green's real estate loan portfolio. Real estate values in many Texas markets have experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. Adverse changes affecting real estate values and the liquidity of real estate in one or more of Green's markets could increase the credit risk associated with Green's loan portfolio, and could result in losses that would adversely affect credit quality, financial condition and results of operation. Negative changes in the economy affecting real estate values and liquidity in Green's market areas could significantly impair the value of property pledged as collateral on loans and affect Green's ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have a material adverse impact on Green's business, results of operations and growth prospects. If real estate values decline, it is also more likely that Green would be required to increase its allowance for loan losses, which could adversely affect its business, financial condition and results of operations.

Green's allowance for loan losses may prove to be insufficient to absorb potential losses in Green's loan portfolio, which may adversely affect its business, financial condition and results of operations.

        Green establishes its allowance for loan losses and maintains it at a level considered adequate by management to absorb probable loan losses based on its analysis of Green's portfolio and market environment. The allowance for loan losses represents Green's estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to Green. Green's allowance for loan losses consists of a general component based upon probable but unidentified losses inherent in the portfolio and a specific component based on individual loans that are considered impaired. The general component is based on various factors including Green's historical loss experience, historical loss experience for peer banks, growth trends, loan concentrations, migration trends between internal loan risk ratings, current economic conditions and other qualitative factors. The specific component of the allowance for loan losses is calculated based on a review of individual loans considered impaired. The analysis of impaired losses may be based on the present value of expected future cash flows discounted at the effective loan rate or an observable market price or the fair value of the underlying collateral on collateral dependent loans. In determining the collectability of certain loans, Green's management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating or other conditions beyond Green's control, and any such differences may be material. See the sections of this joint proxy statement/prospectus entitled "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses" beginning on page 104, "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—March 31, 2015—Financial Condition—Allowance for loan losses" beginning on page 113, and "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014—Financial Condition—Allowance for loan losses" beginning on page 132.

Green has a significant amount of loans outstanding to a limited number of borrowers, which may increase Green's risk of loss.

        Green has extended significant amounts of credit to a limited number of borrowers, and as of March 31, 2015, the aggregate amount of loans to Green's 10 and 25 largest borrowers (including related entities) amounted to approximately $142.0 million, or 7.8% of total loans and $353.6 million, or 19.4% of total loans, respectively. At such date, none of these loans were nonperforming loans. A high amount of credit extended to a limited number of borrowers increases the risk in Green's loan portfolio. In the event that one or more of these borrowers is not able to make payments of interest and principal in respect of such loans, the potential loss to Green is more likely to have a material adverse impact on Green's business, financial condition and results of operations.

A lack of liquidity could adversely affect Green's operations and jeopardize Green's business, financial condition and results of operations.

        Liquidity is essential to Green's business. Green relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of its loans and investment securities, respectively, to ensure that Green has adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale of Green's investment securities, the sale of loans and other sources could have a substantial negative effect on Green's liquidity. Green's most important source of funds is deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments such as money market funds, Green would lose a relatively low-cost source of funds, increasing Green's funding costs and reducing Green's net interest income and net income.

        Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of Green's equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank of Dallas (which we refer to in this joint proxy statement/prospectus as the "Dallas Federal Reserve") and the Federal Home Loan Bank (which we refer to in this joint proxy statement/prospectus as "FHLB") of Dallas. Green also may borrow funds from third-party lenders, such as other financial institutions. Green's access to funding sources in amounts adequate to finance or capitalize Green's activities, or on terms that are acceptable to Green, could be impaired by factors that affect Green directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Green's access to funding sources could also be affected by a decrease in the level of Green's business activity as a result of a downturn in Green's target markets or by one or more adverse regulatory actions against Green.

Any decline in available funding could adversely impact Green's ability to originate loans, invest in securities, meet its expenses, or to fulfill obligations such as repaying Green's borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on Green's liquidity, business, financial condition and results of operations.

        Green may need to raise additional capital in the future, and if Green fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, Green's financial condition, liquidity and results of operations, as well as Green's ability to maintain regulatory compliance, could be adversely affected.

        Green faces significant capital and other regulatory requirements as a financial institution. Green may need to raise additional capital in the future to provide Green with sufficient capital resources and liquidity to meet its commitments and business needs, which could include the possibility of financing acquisitions. In addition, Green, on a consolidated basis, and Green Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Importantly, regulatory capital requirements could increase from current levels, which could require Green to raise additional capital or contract its operations. Green's ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on Green's financial condition and performance. Accordingly, Green cannot assure you that Green will be able to raise additional capital if needed or on terms acceptable to Green. If Green fails to maintain capital to meet regulatory requirements, Green's liquidity, business, financial condition and results of operations could be materially and adversely affected.

Interest rate shifts may reduce net interest income and otherwise negatively impact Green's financial condition and results of operations.

        The majority of Green's banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, Green's earnings and cash flows depend to a great extent upon the level of Green's net interest income, or the difference between the interest income Green earns on loans, investments and other interest-earning assets, and the interest Green pays on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease Green's net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. Additionally, an increase in interest rates may, among other things, reduce the demand for loans and Green's ability to originate loans and decrease loan repayment rates. A decrease in the general level of interest rates may affect Green through, among other things, increased prepayments on Green's loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect Green's net yield on interest-earning assets, loan origination volume, loan portfolio and Green's overall results. Although Green's asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of Green's control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

If Green fails to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, Green may not be able to accurately report Green's financial results or prevent fraud.

        Ensuring that Green has adequate disclosure controls and procedures, including internal controls over financial reporting, in place so that Green can produce accurate financial statements on a timely basis is costly and time-consuming and needs to be re-evaluated frequently. Although Green is currently required to provide an auditor attestation as to Green's internal control over financial reporting in accordance with applicable bank regulatory standards, Green is in the process of documenting, reviewing and, if appropriate, improving its internal controls and procedures in anticipation of being subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (which we refer to in this joint proxy statement/prospectus as the "Sarbanes-Oxley Act"), which will require annual management assessments of the effectiveness of Green's internal controls over financial reporting and, when Green ceases to be an emerging growth company under the Jumpstart Our Business Startups Act (which we refer to in this joint proxy statement/prospectus as the "JOBS Act"), a report by Green's independent auditors addressing these assessments. Green's management may conclude that Green's internal controls over financial reporting are not effective due to Green's failure to cure any identified material weakness or otherwise. Moreover, even if Green's management concludes that Green's internal controls over financial reporting are effective, Green's independent registered public accounting firm may not conclude that Green's internal controls over financial reporting are effective. No material weaknesses were identified in connection with Green's internal controls over financial reporting in accordance with applicable bank regulatory standards as of the quarter ending March 31, 2015. Going forward, Green's independent registered public accounting firm may not be satisfied with Green's internal controls over financial reporting or the level at which Green's controls are documented, designed, operated or reviewed, or it may interpret the relevant requirements differently from Green. In addition, during the course of the evaluation, documentation and testing of Green's internal controls over financial reporting, Green may identify deficiencies that it may not be able to remediate in time to meet the deadline imposed by the SEC for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Any such deficiencies may also subject Green to adverse regulatory consequences in connection with Green's required submission of audited financial statements and an auditor attestation as to Green's internal control over financial reporting to certain of Green's regulators. If Green fails to achieve and maintain the adequacy of Green's internal controls over financial reporting, as these standards are modified, supplemented or amended from time to time, Green may be unable to report its financial information on a timely basis, Green may not be able to conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and Green may suffer adverse regulatory consequences or violations of listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in the reliability of Green's financial statements.

Green faces strong competition from financial services companies and other companies that offer banking services, which could impact Green's business.

        Green conducts its operations primarily in Texas. Many of Green's competitors offer the same, or a wider variety of, banking services within Green's market areas. These competitors include banks with nationwide operations, regional banks and other community banks. Green also faces competition from many other types of financial institutions, including savings banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, such as retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing or deposit terms than Green can. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit deposits, in Green market areas. Increased competition in Green markets may result in reduced loans and deposits, as well as reduced net interest margin, fee income and profitability. Ultimately, Green may not be able to compete successfully against current and future competitors. If Green is unable to attract and retain banking customers, Green may be unable to continue to grow its loan and deposit portfolios, and its business, financial condition and results of operations may be adversely affected.

        Green's ability to compete successfully depends on a number of factors, including, among other things:

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  the ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

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  the ability to expand Green's market position;

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  the scope, relevance and pricing of products and services offered to meet customer needs and demands;

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  the rate at which Green introduces new products and services relative to its competitors;

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  customer satisfaction with Green's level of service; and

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  industry and general economic trends.

        Green also faces competition for acquisition opportunities in connection with the implementation of Green's acquisition strategy. Because there are a limited number of acquisition opportunities in Green's target markets, Green faces competition from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than Green does. Green's ability to compete in acquiring target institutions will depend on Green's available financial resources to fund the acquisitions, including the amount of cash and cash equivalents Green has and the liquidity and market price of Green common stock. In addition, increased competition may also drive up the acquisition consideration that Green will be required to pay in order to successfully capitalize on attractive acquisition opportunities.

        Failure to perform in any of these areas could significantly weaken Green's competitive position, which could adversely affect Green's growth and profitability, which, in turn, could have a material adverse effect on Green's business, financial condition and results of operations.

Green could recognize losses on securities held in its securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

        While Green attempts to invest a significant percentage of its assets in loans (its loan to deposit ratio was 93.7% as of March 31, 2015), Green invests a percentage of its total assets (10.1% as of March 31, 2015) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of March 31, 2015, the book value of Green's securities portfolio was $228.0 million. Factors beyond Green's control can significantly influence the fair value of securities in its portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, Green may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on its business, financial condition and results of operations.

Loss of Green's executive officers or other key employees could impair its relationship with its customers and adversely affect Green's business.

        Green's success is dependent upon the continued service and skills of its executive management team. Green's goals, strategies and marketing efforts are closely tied to the banking philosophy and strengths of its executive management, including Green's Chairman and Chief Executive Officer. The loss of services of any of these key personnel could have a negative impact on Green's business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. While Green has employment agreements with its executive officers, Green cannot guarantee that these executive officers or key employees will continue to be employed with Green in the future.

If the goodwill that Green has recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on Green's financial condition and results of operations.

        Goodwill represents the amount by which the cost of an acquisition exceeds the fair value of net assets Green acquires in connection with the purchase of another financial institution. Green reviews goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

        Green's goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared with its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in Green's results of operations in the periods in which they become known. As of March 31, 2015, Green's goodwill totaled $30.1 million. While Green has not recorded any impairment charges since Green initially recorded the goodwill, there can be no assurance that Green's future evaluations of its existing goodwill, or goodwill Green may acquire in the future, will not result in findings of impairment and related write-downs, which may have a material adverse effect on Green's business, financial condition and results of operations.

System failure or breaches of Green's network security could subject Green to increased operating costs as well as litigation and other liabilities.

        The computer systems and network infrastructure Green uses, including the systems and infrastructure of Green's third-party service providers, could be vulnerable to unforeseen problems. Green's operations are dependent upon Green's ability to protect Green's computer equipment, and the information stored therein, against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in Green's general ledger, deposit, loan and other systems could damage Green's reputation, result in a loss of customer business, subject Green to additional regulatory scrutiny, including enforcement action that could restrict Green's operations, or expose Green to civil litigation and possible financial liability, any of which could have a material adverse effect on Green. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through Green's computer systems and network infrastructure, which may result in significant liability to Green and may cause existing and potential customers to refrain from doing business with Green. While Green maintains specific "cyber" insurance coverage, which would apply in the event of various breach scenarios, the amount of coverage may not be adequate in any particular case. In addition, cyber threat scenarios are inherently difficult to predict and can take many forms, some of which may not be covered under Green's cyber insurance coverage. Although Green, with the help of third-party service providers, has and intends to continue to implement security technology and operational procedures to prevent such damage, there can be no assurance that these security measures will entirely mitigate these risks. In addition, advances in computer capabilities could result in a compromise or breach of the systems Green and its third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on Green's business, financial condition and results of operations.

Green has a continuing need for technological change, and it may not have the resources to effectively implement new technology, or Green may experience operational challenges when implementing new technology.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Green's future success will depend, at least in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in its operations as Green continues to grow and expand its products and service offerings. Green may experience operational challenges as it implements these new technology enhancements or products, which could result in Green not fully realizing the anticipated benefits from such new technology or require Green to incur significant costs to remedy any such challenges in a timely manner. Green may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to Green's customers, which may negatively affect Green's results of operations, financial condition and cash flows. Further, as technology advances, the ability to initiate transactions and access data has become more widely distributed among mobile devices, personal computers, automated teller machines, remote deposit capture sites and similar access points. These technological advances increase cybersecurity risk. While Green maintains programs intended to prevent or limit the effects of cybersecurity risk, there is no assurance that unauthorized transactions or unauthorized access to customer information will not occur. The financial, reputational and regulatory impact of unauthorized transactions or unauthorized access to customer information could be significant.

        Many of Green's larger competitors have substantially greater resources to invest in technological improvements. As a result, such competitors may be able to offer additional or superior products to those that Green will be able to provide, which would put Green at a competitive disadvantage. Accordingly, Green may lose customers seeking new technology-driven products and services to the extent Green is unable to provide such products and services.

Green's operations could be interrupted if its third-party service providers experience difficulty, terminate its services or fail to comply with banking regulations.

        Green depends on a number of relationships with third-party service providers. Specifically, Green receives certain third-party services including, but not limited to, core systems processing, essential web hosting and other Internet systems, Green's online banking services, deposit processing and other processing services. While Green has selected these third-party vendors carefully, Green does not control their actions. Any complications caused by these third parties, including those resulting from disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor, failure of a vendor to provide services for any reason or poor performance of services, could adversely affect Green's ability to deliver products and services to Green's customers and otherwise conduct Green's business. Financial or operational difficulties of a third-party vendor could also hurt Green's operations if those difficulties interfere with the vendor's ability to provide services. Furthermore, Green's vendors could also be sources of operational and information security risk, including from breakdowns or failures of their own systems or capacity constraints. If these third-party service providers experience difficulties, or terminate their services, and Green is unable to replace them with other service providers on a timely basis, Green's operations could be interrupted. If an interruption were to continue for a significant period of time, Green's business, financial condition and results of operations could be adversely affected, perhaps materially. Even if Green is able to replace third-party service providers, it may be at a higher cost to Green, which could adversely affect Green's business, financial condition and results of operations.

Green's business may be adversely affected by security breaches at third-parties.

        Green's customers interact with their own and other third party systems, which pose operational risks to Green. Green may be adversely affected by data breaches at retailers and other third parties who maintain data relating to Green's customers that involve the theft of customer data, including the theft of customers' debit card, wire transfer and other identifying and/or access information used to make purchases or payments at such retailers and to other third parties. Despite third-party security risks that are beyond Green's control, Green offers its customers protection against fraud and attendant losses for unauthorized use of debit cards in order to stay competitive in the marketplace. Offering such protection to customers exposes Green to significant expenses and potential losses related to reimbursing Green's customers for fraud losses, reissuing the compromised cards and increased monitoring for suspicious activity. In the event of a data breach at one or more retailers of considerable magnitude, Green's business, financial condition and results of operations may be adversely affected.

Green is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

        Employee errors and employee or customer misconduct could subject Green to financial losses or regulatory sanctions and seriously harm Green's reputation. Misconduct by Green's employees could include hiding unauthorized activities from Green, improper or unauthorized activities on behalf of Green's customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions Green takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject Green to financial claims for negligence.

        Green maintains a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect Green from material losses associated with these risks, including losses resulting from any associated business interruption. If Green's internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on Green's business, financial condition and results of operations.

        In addition, Green relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans Green will originate, as well as the terms of those loans. If any of the information upon which Green relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected, or Green may fund a loan that it would not have funded or on terms it would not have extended. Whether a misrepresentation is made by the applicant or another third-party, Green generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The source of the misrepresentations is often difficult to locate, and it is often difficult to recover any of the resulting monetary losses Green may suffer.

Green may be subject to environmental liabilities in connection with the foreclosure on real estate assets securing its loan portfolio.

        Hazardous or toxic substances or other environmental hazards may be located on the properties that secure Green's loans. If Green acquires such properties as a result of foreclosure or otherwise, Green could become subject to various environmental liabilities. For example, Green could be held liable for the cost of cleaning up or otherwise addressing contamination at or from these properties. Green could also be held liable to a governmental entity or third-party for property damage, personal injury or other claims relating to any environmental contamination at or from these properties. In addition, Green owns and operates certain properties that may be subject to similar environmental liability risks. Although Green has policies and procedures that are designed to mitigate certain environmental risks, Green may not detect all environmental hazards associated with these properties. If Green ever became subject to significant environmental liabilities, its business, financial condition and results of operations could be adversely affected.

Risks Relating to Green's Industry and Regulation

The ongoing implementation of the Dodd-Frank Act may have a material effect on Green's operations.

        On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (which we refer to in this joint proxy statement/prospectus as the "Dodd-Frank Act") was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including Green's industry. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies, and the full extent of the impact of the requirements on Green's operations is unclear. The legal and regulatory changes resulting from the Dodd-Frank Act may impact the profitability of Green's business activities, require changes to certain of its business practices, require the development of new compliance infrastructure, impose upon Green more stringent capital, liquidity and leverage requirements or otherwise adversely affect its business. These changes may also require Green to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations may negatively impact Green's business, financial condition and results of operations.

Green operates in a highly regulated environment and the laws and regulations that govern its operations, corporate governance, executive compensation and accounting principles, or changes in them, or Green's failure to comply with them, may adversely affect Green.

        Green is subject to extensive regulation, supervision and legal requirements that govern almost all aspects of its operations. Intended to protect customers, depositors, the Deposit Insurance Fund (which we refer to in this joint proxy statement/prospectus as the "DIF"), and the overall financial stability of the United States, these laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which Green can engage, limit the dividend or distributions that Green Bank can pay to Green, restrict the ability of institutions to guarantee Green's debt, and impose certain specific accounting requirements on Green that may be more restrictive and may result in greater or earlier charges to earnings or reductions in Green's capital than generally accepted accounting principles would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. Green's failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject Green to restrictions on its business activities, fines and other penalties, any of which could adversely affect its results of operations, capital base and the price of Green's securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect Green's business, financial condition and results of operations.

Green's risk management framework may not be effective in identifying, managing or mitigating risks and/or losses to Green.

        Green has implemented a risk management framework to identify and manage Green's risk exposure. This framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which Green is subject, including, among others, credit, market, liquidity, operational, financial, interest rate, legal and regulatory, compliance, strategic, reputation, fiduciary and general economic risks. Green's framework also includes financial or other modeling methodologies, which involves management assumptions and judgment. There is no assurance that this risk management framework will be effective under all circumstances or that it will adequately identify, manage or mitigate any risk or loss to Green. If this framework is not effective, Green may be subject to potentially adverse regulatory consequences and could suffer unexpected losses and its financial condition or results of operations could be materially adversely affected.

Federal banking agencies periodically conduct examinations of Green's business, including compliance with laws and regulations, and its failure to comply with any supervisory actions to which Green is or becomes subject as a result of such examinations may adversely affect Green.

        Federal banking agencies, including the OCC and Federal Reserve Board, periodically conduct examinations of Green's business, including compliance with laws and regulations. If, as a result of an examination, a federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of Green's operations had become unsatisfactory, or that Green or its management were in violation of any law or regulation, such agency may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Green's capital, to restrict Green's growth, to assess civil monetary penalties against Green or its officers or directors, to remove officers and directors, and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Green Bank's deposit insurance. If Green becomes subject to such regulatory actions, its business, financial condition, results of operations, cash flows and reputation may be negatively impacted.

Many of Green's new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict its growth.

        Green intends to complement and expand its business by pursuing strategic acquisitions of financial institutions and, potentially, other complementary businesses. Generally, Green must receive federal regulatory approval before Green can acquire a depository institution that is insured by the Federal Deposit Insurance Corporation (which we refer to in this joint proxy statement/prospectus as the "FDIC") or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, Green's financial condition, Green's future prospects and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management, and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the Community Reinvestment Act (which we refer to in this joint proxy statement/prospectus as the "CRA")) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to Green, or at all. Green may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to Green or, if acceptable to Green, may reduce the benefit of any acquisition.

        In addition to the acquisition of existing financial institutions, as opportunities arise, Green plans to continue de novo branching as a part of its organic growth strategy. De novo branching and any acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo branches may impact Green's business plans and restrict its growth.

Financial institutions, such as Green, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury (which we refer to in this joint proxy statement/prospectus as the "Treasury Department") to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements, and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice (which we refer to in this joint proxy statement/prospectus as the "U.S. Justice Department"), Drug Enforcement Administration and IRS. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department's Office of Foreign Assets Control.

        In order to comply with regulations, guidelines and examination procedures in this area, Green has dedicated significant resources to its anti-money laundering program. If Green's policies, procedures and systems are deemed deficient, Green could be subject to liability, including fines and regulatory actions such as restrictions on its ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of its business plans, including acquisitions and de novo branching.

Green is subject to the CRA and fair lending laws, and failure to comply with these laws could lead to material penalties.

        The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau (which we refer to in this joint proxy statement/prospectus as the "CFPB"), the U.S. Justice Department and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion activity. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation.

The FDIC's restoration plan and the related increased assessment rate could adversely affect Green's earnings.

        As a result of economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. Green is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. If there are additional financial institution failures that affect the DIF, Green may be required to pay FDIC premiums higher than current levels. Green's FDIC insurance related costs were $336,000 for the three months ended March 31, 2015. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect Green's business, financial condition and results of operations.

Green may become subject to more stringent capital requirements.

        The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published final rules (which we refer to in this joint proxy statement/prospectus as the "Basel III Capital Rules") that revised their risk based and leverage capital requirements and their method for calculating risk weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd Frank Act. The Basel III Capital Rules will apply to banking organizations, including Green.

        As a result of the enactment of the Basel III Capital Rules, Green will become subject to increased required capital levels. The Basel III Capital Rules become effective as applied to Green on January 1, 2015, with a phase-in period that generally extends from January 1, 2015 through January 1, 2019.

The Federal Reserve Board may require Green to commit capital resources to support Green Bank.

        The Federal Reserve Board, which examines Green, requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the "source of strength" doctrine, the Federal Reserve Board may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Under these requirements, in the future, Green could be required to provide financial assistance to Green Bank if it experiences financial distress.

        Such a capital injection may be required at a time when Green's resources are limited and Green may be required to borrow the funds to make the required capital injection. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of any note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company's business, financial condition and results of operations.

Green may be adversely affected by the soundness of other financial institutions.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty and other relationships. Green has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, broker-dealers, investment banks and other institutional clients. Many of these transactions expose Green to credit risk in the event of a default by a counterparty or client. In addition, Green's credit risk may be exacerbated if its collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or cover the derivative exposure due. Any such losses could have a material adverse effect on Green's business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve Board could adversely affect Green's business, financial condition and results of operations.

        In addition to being affected by general economic conditions, Green's earnings and growth are affected by the regulations and policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market operations in U.S. government securities, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although Green cannot determine the effects of such policies on it at this time, such policies could have a material adverse effect on Green's business, financial condition and results of operations.

Risks Relating to Green Common Stock

The market price of Green common stock may fluctuate significantly.

        The market price of Green common stock could fluctuate significantly due to a number of factors, including, but not limited to:

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  Green's quarterly or annual earnings, or those of other companies in Green's industry;

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  actual or anticipated fluctuations in Green's operating results;

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  changes in accounting standards, policies, guidance, interpretations or principles;

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  the public reaction to Green's press releases, its other public announcements and its filings with the SEC;

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  announcements by Green or its competitors of significant acquisitions, dispositions, innovations or new programs and services;

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  changes in financial estimates and recommendations by securities analysts following Green's stock;

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  changes in earnings estimates by securities analysts or Green's ability to meet those estimates;

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  the operating and stock price performance of other comparable companies;

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  general economic conditions and overall market fluctuations;

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  the trading volume of Green common stock;

  •
  changes in business, legal or regulatory conditions, or other developments affecting participants in Green's industry, and publicity regarding its business or any of its significant customers or competitors;

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  changes in governmental monetary policies, including the policies of the Federal Reserve Board;

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  future sales of Green common stock by Green, directors, executives and significant shareholders; and

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  changes in economic conditions in and political conditions affecting Green's target markets, including fluctuations in the price of crude oil and natural gas.

        In particular, the realization of any of the risks described in this "Risk Factors" section could have a material adverse effect on the market price of Green common stock and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of Green common stock over the short, medium or long term, regardless of Green's actual performance. If the market price of Green common stock reaches an elevated level, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation. If Green were to be involved in a class action lawsuit, it could divert the attention of senior management and have a material adverse effect on its business, financial condition and results of operations.

The obligations associated with being a public company require significant resources and management attention.

        As a public company, Green faces increased legal, accounting, administrative and other costs and expenses that are not incurred by private companies, particularly after Green is no longer an emerging growth company. Green is subject to the reporting requirements of the Exchange Act, which requires that Green file annual, quarterly and current reports with respect to its business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board (which we refer to in this joint proxy statement/prospectus as the "PCAOB") and NASDAQ, each of which imposes additional reporting and other obligations on public companies. As a public company, Green is required to:

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  prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and rules;

  •
  expand the roles and duties of the Green board and committees thereof;

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  maintain an internal audit function;

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  institute more comprehensive financial reporting and disclosure compliance procedures;

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  involve and retain to a greater degree outside counsel and accountants in the activities listed above;

  •
  enhance Green's investor relations function;

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  establish new internal policies, including those relating to trading in Green's securities and disclosure controls and procedures;

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  retain additional personnel;

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  comply with the NASDAQ listing standards; and

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  comply with the Sarbanes-Oxley Act.

        Green expects these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Green's investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on Green's business, financial condition and results of operations. These increased costs may require Green to divert a significant amount of money that Green could otherwise use to expand its business and achieve Green's strategic objectives.

If securities or industry analysts change their recommendations regarding Green common stock or if Green's operating results do not meet their expectations, Green common stock price could decline.

        The trading market for Green common stock could be influenced by the research and reports that industry or securities analysts may publish about Green or its business. If one or more of these analysts cease coverage of Green or fail to publish reports on Green regularly, Green could lose visibility in the financial markets, which in turn could cause Green common stock price or trading volume to decline. Moreover, if one or more of the analysts who cover Green downgrade Green common stock or if Green's operating results do not meet their expectations, either absolutely or relative to Green's competitors, Green common stock price could decline significantly.

Future sales or the possibility of future sales of a substantial amount of Green common stock may depress the price of shares of Green common stock.

        Future sales or the availability for sale of substantial amounts of Green common stock in the public market could adversely affect the prevailing market price of Green common stock and could impair Green's ability to raise capital through future sales of equity securities. The Green certificate authorizes Green to issue 90,000,000 shares of Green common stock, [    •    ] of which were outstanding as of [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus.

        Green may issue shares of Green common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of Green common stock, or the number or aggregate principal amount, as the case may be, of other securities that Green may issue may in turn be substantial. Green may also grant registration rights covering those shares of Green common stock or other securities in connection with any such acquisitions and investments.

        Green cannot predict the size of future issuances of Green common stock or the effect, if any, that future issuances and sales of Green common stock will have on the market price of Green common stock. Sales of substantial amounts of Green common stock (including shares of Green common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for Green common stock and could impair Green's ability to raise capital through future sales of Green's securities.

Green may issue shares of preferred stock in the future, which could make it difficult for another company to acquire Green or could otherwise adversely affect holders of Green common stock, which could depress the price of Green common stock.

        The Green certificate authorizes Green to issue up to 10,000,000 shares of one or more series of preferred stock. The Green board has the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by Green shareholders. Green's preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of Green common stock. The potential issuance of preferred stock may delay or prevent a change in control of Green, discourage bids for Green common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of Green common stock.

Green is an emerging growth company, and Green cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Green common stock less attractive to investors.

        Green is an "emerging growth company," as defined in the JOBS Act, and Green has taken advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions allow Green to, among other things, present only two years of audited financial statements and discuss only Green's results of operations for two years in related Management's Discussions and Analyses; to not provide an auditor attestation of Green's internal control over financial reporting; to choose not to comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and Green's audited financial statements; to provide reduced disclosure regarding Green's executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means Green does not have to include a compensation discussion and analysis and certain other disclosure regarding Green's executive compensation; and to not seek a non-binding advisory vote on executive compensation or golden parachute arrangements. In addition, even if Green complies with the greater obligations of public companies that are not emerging growth companies, Green may avail itself of these reduced requirements applicable to emerging growth companies from time to time in the future, so long as Green is an emerging growth company. Green will remain an emerging growth company for up to five years from August 7, 2014, the date of the initial public offering of Green common stock, though Green may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, Green is deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by non-affiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate Green common stock because Green may rely on one or more of these exemptions, and, as a result, investor confidence and the market price of Green common stock may be materially and adversely affected.

An investment in Green common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

        An investment in Green common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in Green common stock is inherently risky for the reasons described herein. As a result, if you acquire Green common stock, you could lose some or all of your investment.

Green currently has no plans to pay dividends on Green common stock or repurchase shares of Green's common stock except pursuant to Green's share repurchase program, so you may not receive funds without selling shares of Green common stock.

        Green has no plans to pay any dividends on Green common stock or repurchase shares of Green common stock except pursuant to Green's share repurchase program, in each case, in the foreseeable future. Green's ability to pay dividends on Green common stock is dependent on Green Bank's ability to pay dividends to Green, and the payment of such dividends, along with any repurchase of Green's common stock pursuant to Green's share repurchase program, are limited by applicable laws and banking regulations, and may in the future be restricted by the terms of any debt or preferred securities Green may incur or issue. Payments of future dividends and repurchases of Green's common stock pursuant to Green's share repurchase program, if any, will be at the discretion of the Green board after taking into account various factors, including Green's business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on Green's and Green Bank's ability to pay dividends. See the section of this joint proxy statement/prospectus entitled "The Merger—Green's Dividend Policy" beginning on page 239.

        Green's primary tangible asset is Green Bank. As such, Green depends upon Green Bank for cash distributions (through dividends on Green Bank's stock) that Green uses to pay its operating expenses and satisfy its obligations (including debt obligations). There are numerous laws and banking regulations that limit Green Bank's ability to pay dividends to Green. If Green Bank is unable to pay dividends to Green, then Green will not be able to satisfy its obligations. Federal statutes and regulations restrict Green Bank's ability to make cash distributions to Green. These statutes and regulations require, among other things, that Green Bank maintain certain levels of capital in order to pay a dividend. Further, federal banking authorities have the ability to restrict Green Bank's payment of dividends through supervisory action.

Green's corporate organizational documents and the provisions of Texas law to which Green is subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition of Green that you may favor.

        Certain provisions of the Green certificate and the Green bylaws have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control of Green. These provisions include:

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  staggered terms for directors;

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  a provision that directors cannot be removed except for cause;

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  a provision that any special meeting of Green's shareholders may be called only by a majority of the Green board, the Chairman or a holder or group of holders of at least a majority of Green's shares entitled to vote at the meeting;

  •
  a provision that requires the vote of two-thirds of the shares outstanding for major corporate actions, such as an amendment to the Green certificate or the Green bylaws or the approval of a merger; and

  •
  a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered only at an annual or special meeting of shareholders.

        The Green certificate provides for non-cumulative voting for directors and authorizes the Green board to issue shares of Green preferred stock without shareholder approval and upon such terms as the Green board may determine. The issuance of Green preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, a controlling interest in Green. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of Green. The Green certificate prohibits shareholder action by less than unanimous written consent. See the section of this joint proxy statement/prospectus entitled "Description of Capital Stock of Green" beginning on page 268.

        Furthermore, banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956, as amended (which we refer to in this joint proxy statement/prospectus as the "BHC Act"), the Change in Bank Control Act and the Savings and Loan Holding Company Act. These laws could delay or prevent an acquisition.

Shareholders may be deemed to be acting in concert or otherwise in control of Green, which could impose notice, approval and ongoing regulatory requirements and result in adverse regulatory consequences for such holders.

        Green is a bank holding company regulated by the Federal Reserve Board. Banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or a company that controls an FDIC-insured depository institution, such as a bank holding company. These laws include the BHC Act, the Change in Bank Control Act and the Savings and Loan Holding Company Act. The determination whether an investor "controls" a depository institution or holding company is based on all of the facts and circumstances surrounding the investment.

        As a general matter, a party is deemed to control a depository institution or other company if the party (i) owns or controls 25% or more of any class of voting stock of the bank or other company, (ii) controls the election of a majority of the directors of the bank or other company or (iii) has the power to exercise a controlling influence over the management or policies of the bank or other company. In addition, subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. "Acting in concert" generally means knowing participation in a joint activity or parallel action towards the common goal of acquiring control of a bank or a parent company, whether or not pursuant to an express agreement. The manner in which this definition is applied in individual circumstances can vary and cannot always be predicted with certainty.

        Any shareholder that is deemed to "control" Green for regulatory purposes would become subject to notice, approval and ongoing regulatory requirements and may be subject to adverse regulatory consequences. Potential investors are advised to consult with their legal counsel regarding the applicable regulations and requirements.

Green has several large non-controlling shareholders, and such shareholders may independently vote their shares in a manner that you may not consider to be consistent with your best interest or the best interest of Green shareholders as a whole.

        Investment funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC each currently beneficially own approximately 19.1% of outstanding shares of Green common stock. Each of these Green shareholders is currently subject to passivity commitments made to the Federal Reserve Board in connection with their investment in Green in which they agreed not to, without the prior approval of the Federal Reserve Board, among other things, exercise or attempt to exercise a controlling influence over Green's management or policies, have or seek to have more than one representative serve on the Green board or permit any representative to serve as the chairman of the Green board or any committee thereof. However, subject to those commitments, each of these Green shareholders will continue to have the ability to independently vote a meaningful percentage of outstanding shares of Green common stock on all matters put to a vote of Green shareholders, including the election of the Green board and certain other significant corporate transactions, such as a merger or acquisition transaction. On any such matter, the interests of any one of these Green shareholders may not coincide with the interests of the other holders of Green common stock and any such difference in interests may result in that Green shareholder voting its shares in a manner inconsistent with the interest of other Green shareholders.

        In addition, Green has entered into a director nomination agreement with each of these Green shareholders that provides for the rights of such Green shareholders to nominate individuals for election to the Green board. Furthermore, it is possible that one or more of these Green shareholders may choose to sell or otherwise dispose of all or a significant portion of the remaining shares they hold, which could adversely affect the market price of Green common stock and the value of your investment in Green may decrease.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        The information presented herein and in other documents filed with or furnished to the SEC, in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green's and Patriot's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and Green and Patriot assume no duty to update forward-looking statements. In addition to factors previously disclosed in Green's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green's and Patriot's shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board or the OCC and legislative and regulatory actions and reforms.

        For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Green and Patriot claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the date of the applicable document incorporated by reference in this joint proxy statement/prospectus. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

        Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results.

 THE PATRIOT SPECIAL MEETING

        This section contains information for Patriot shareholders about the Patriot special meeting that Patriot has called to allow its shareholders to consider and vote on the Patriot merger proposal. Patriot is mailing this joint proxy statement/prospectus to you, as a Patriot shareholder, on or about [    •    ], 2015. This joint proxy statement/prospectus is accompanied by a notice of the Patriot special meeting and a form of proxy card that the Patriot board is soliciting for use at the Patriot special meeting and at any adjournments or postponements of the Patriot special meeting.

Date, Time and Place of the Patriot Special Meeting

        The Patriot special meeting will be held at [    •    ], at [    •    ] local time, on [    •    ]. On or about [    •    ], 2015, Patriot commenced mailing this document and the enclosed form of proxy card to its shareholders entitled to vote at the Patriot special meeting.

Matters to Be Considered

        At the Patriot special meeting, you, as a Patriot shareholder, will be asked to consider and vote upon the following matters:

  •
  the Patriot merger proposal; and

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  the Patriot adjournment proposal.

        Completion of the merger is conditioned on, among other things, Patriot shareholder approval of the merger agreement and the transactions contemplated thereby, including the merger. No other business may be conducted at the Patriot special meeting.

Recommendation of the Patriot Board

        On May 27, 2015, the Patriot board unanimously approved the merger agreement and the transactions contemplated thereby. Based on Patriot's reasons for the merger described in the section of this joint proxy statement/prospectus entitled "The Merger—Patriot's Reasons for the Merger; Recommendation of the Patriot Board" beginning on page 209, the Patriot board believes that the merger is in the best interests of the Patriot shareholders.

        Accordingly, the Patriot board recommends that you vote "FOR" the Patriot merger proposal and "FOR" the Patriot adjournment proposal.

Patriot Record Date and Quorum

        The Patriot board has fixed the close of business on August 7, 2015 as the Patriot record date for determining the holders of Patriot common stock entitled to receive notice of and to vote at the Patriot special meeting.

        As of the Patriot record date, there were 120,465,459 shares of Patriot common stock outstanding and entitled to notice of, and to vote at, the Patriot special meeting or any adjournment thereof, and such outstanding shares of Patriot common stock were held by 408 holders of record. Each share of Patriot common stock entitles the holder to one vote at the Patriot special meeting on each proposal to be considered at the Patriot special meeting.

        No business may be transacted at the Patriot special meeting unless a quorum is present. The presence (in person or by proxy) of holders of at least a majority of the voting power represented by all issued and outstanding shares of Patriot common stock entitled to be voted at the Patriot special meeting constitutes a quorum for transacting business at the Patriot special meeting. All shares of Patriot common stock present in person or represented by proxy, including abstentions and broker-non votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Patriot special meeting.

        As of the Patriot record date, the directors and executive officers of Patriot and their affiliates beneficially owned and were entitled to vote, in the aggregate, 28,589,468 shares of Patriot common stock, representing approximately 21.24% of the shares of Patriot common stock outstanding on that date. Each of the directors of Patriot and certain of their affiliates have entered into support agreements with Green, solely in his, her or its capacity as a shareholder of Patriot, pursuant to which they have agreed to vote in favor of the Patriot merger proposal and the transactions contemplated by the merger agreement. The Patriot shareholders that are parties to the support agreements beneficially own and are entitled to vote in the aggregate approximately 37.44% of the outstanding shares of Patriot common stock as of the Patriot record date. Patriot currently expects that each of its executive officers will vote their shares of Patriot common stock in favor of the Patriot merger proposal and the Patriot adjournment proposal, although none of them has entered into any agreement obligating him or her to do so. As of the Patriot record date, Green beneficially held no shares of Patriot common stock.

Required Vote; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

  Patriot merger proposal:

  •
  Standard:  The affirmative vote of the holders of two-thirds of the outstanding shares of Patriot common stock is required to approve the Patriot merger proposal.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Patriot special meeting or fail to instruct your bank or broker how to vote with respect to the Patriot merger proposal, it will have no effect on the proposal.

  Patriot adjournment proposal:

  •
  Standard:  The affirmative vote of a majority of votes cast on the Patriot adjournment proposal at the Patriot special meeting is required to approve the Patriot adjournment proposal.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Patriot special meeting or fail to instruct your bank or broker how to vote with respect to the Patriot adjournment proposal, it will have no effect on the proposal.

Voting on Proxies; Incomplete Proxies

        A Patriot shareholder of record as of the Patriot record date may vote by proxy or in person at the Patriot special meeting. If you hold your shares of Patriot common stock in your name as a Patriot shareholder of record as of the Patriot record date, to submit a proxy, you, as a Patriot shareholder, may use one of the following methods:

  •
  By telephone: by calling the toll-free number indicated on your proxy card and following the recorded instructions.

  •
  Through the Internet: by visiting the website indicated on your proxy card and following the instructions.

  •
  Complete and return the proxy card in the enclosed envelope. The envelope requires no additional postage if mailed in the United States.

        Patriot requests that Patriot shareholders vote by telephone, over the Internet or by completing and signing the accompanying proxy card and returning it to Patriot as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Patriot common stock represented by it will be voted at the Patriot special meeting in accordance with the instructions contained on the proxy card. If any proxy card is returned without indication as to how to vote, the shares of Patriot common stock represented by the proxy card will be voted as recommended by the Patriot board.

        If you hold your stock in "street name" through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

        Every Patriot shareholder's vote is important.    Accordingly, each Patriot shareholder should sign, date and return the enclosed proxy card, or vote via the Internet or by telephone, whether or not the Patriot shareholder plans to attend the Patriot special meeting in person. Sending in your proxy card or voting by telephone or on the Internet will not prevent you from voting your shares personally at the meeting, since you may revoke your proxy at any time before it is voted.

Shares Held in "Street Name"; Broker Non-Votes

        Banks, brokers and other nominees who hold shares of Patriot common stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be "non-routine," without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Patriot special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Patriot common stock in "street name," your broker, bank or other nominee will vote your shares of Patriot common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Revocability of Proxies and Changes to a Patriot Shareholder's Vote

        You have the power to change your vote at any time before your shares of Patriot common stock are voted at the Patriot special meeting by:

  •
  attending and voting in person at the Patriot special meeting;

  •
  giving notice of revocation of the proxy at the Patriot special meeting;

  •
  voting by telephone or the Internet at a later time; or

  •
  delivering to the Secretary of Patriot at 7500 San Felipe, Suite 125, Houston, Texas 77063 (i) a written notice of revocation or (ii) a duly executed proxy card relating to the same shares, bearing a date later than the proxy card previously executed.

        Attendance at the Patriot special meeting will not in and of itself constitute a revocation of a proxy.

        If you choose to send a completed proxy card bearing a later date than your original proxy card, the new proxy card must be received before the beginning of the Patriot special meeting.

        If your shares are held in "street name" by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Delivery of Proxy Materials

        To help conserve natural resources and reduce the costs of the Patriot special meeting, Patriot is pleased to furnish this joint proxy statement/prospectus over the internet. As a result, Patriot shareholders are being mailed a Notice of Internet Availability of proxy materials instead of a printed copy of the proxy materials. All Patriot shareholders receiving the Notice of Internet Availability of proxy materials will have the ability to access the proxy materials, including this joint proxy statement/prospectus, to vote via the internet, and to request a printed copy of the proxy materials by mail, if desired. Instructions on how to access the proxy materials over the internet, to vote online, and to request a printed copy may be found in the Notice of Internet Availability of proxy materials.

Solicitation of Proxies

        In addition to solicitation by mail, and by use of the Internet, Patriot's proxy solicitor and/or directors, officers, and employees of Patriot may solicit proxies by personal interview, telephone, or electronic mail. Patriot reimburses brokerage houses, custodians, nominees, and fiduciaries for their expenses in forwarding proxies and proxy material to their principals. Patriot has retained AST to assist in the solicitation of proxies, which firm will, by agreement, receive estimated compensation of approximately $10,800, plus reimbursement of certain expenses, for these services. Patriot will bear the entire cost of soliciting proxies from you.

Attending the Patriot Special Meeting

        All Patriot shareholders, including holders of record as of the Patriot record date and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Patriot special meeting. Only Patriot shareholders of record as of the Patriot record date can vote in person at the Patriot special meeting. If you are a Patriot shareholder of record as of the Patriot record date and you wish to attend the Patriot special meeting, please bring your proxy card and evidence of your stock ownership, such as your most recent account statement, to the Patriot special meeting. You should also bring valid picture identification.

        A Patriot shareholder who holds shares in "street name" through a broker, bank, trustee or other nominee (which we refer to in this joint proxy statement/prospectus as a "beneficial owner") who desires to attend the Patriot special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner's shares, a brokerage account statement or the voting instruction form provided by the broker.

Assistance

        If you need assistance in completing your proxy card, have questions regarding Patriot's special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Kathy Kassouf at 713-400-7108 or Patriot's proxy solicitor, AST, at the following toll-free number: 888-776-9962.

 PATRIOT PROPOSALS

Proposal No. 1 Patriot Merger Proposal

        Patriot is asking its shareholders to adopt the merger agreement and approve the merger. Holders of Patriot common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

        After careful consideration, the Patriot board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of Patriot and the shareholders of Patriot. See "The Merger—Patriot's Reasons for the Merger; Recommendation of the Patriot Board" beginning on page 209 of this joint proxy statement/prospectus for a more detailed discussion of the Patriot board's recommendation.

        The Patriot board recommends a vote "FOR" the Patriot merger proposal.

Proposal No. 2 Patriot Adjournment Proposal

        The Patriot special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Patriot special meeting to adopt the Patriot merger proposal.

        If, at the Patriot special meeting, the number of shares of Patriot common stock present or represented and voting in favor of the Patriot merger proposal is insufficient to adopt the Patriot merger proposal, Patriot intends to move to adjourn the Patriot special meeting in order to enable the Patriot board to solicit additional proxies for approval of the merger. In that event, Patriot will ask its shareholders to vote upon the Patriot adjournment proposal, but not the Patriot merger proposal.

        In this proposal, Patriot is asking its shareholders to authorize the holder of any proxy solicited by the Patriot board on a discretionary basis to vote in favor of adjourning the Patriot special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Patriot shareholders who have previously voted.

        The Patriot board recommends a vote "FOR" the Patriot adjournment proposal.

THE GREEN SPECIAL MEETING

        This section contains information for Green shareholders about the Green special meeting that Green has called to allow its shareholders to consider and vote on the Green share issuance proposal and the Green adjournment proposal. Green is mailing this joint proxy statement/prospectus to you, as a Green shareholder, on or about [    •    ], 2015. This joint proxy statement/prospectus is accompanied by a notice of the Green special meeting of Green shareholders and a form of proxy card that the Green board is soliciting for use at the Green special meeting and at any adjournments or postponements of the Green special meeting.

Date, Time and Place of Green Special Meeting

        The Green special meeting will be held on [    •    ], 2015 at [    •    ], at [    •    ] local time.

Matters to Be Considered

        At the Green special meeting, you, as a Green shareholder, will be asked to consider and vote upon the following matters:

  •
  the Green share issuance proposal; and

  •
  the Green adjournment proposal.

Recommendation of the Green Board

        On May 27, 2015, the Green board determined that the merger agreement and the transactions contemplated thereby, including the merger and the Green share issuance, are advisable and in the best interests of Green and its shareholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the merger and the Green share issuance. The Green board unanimously recommends that Green shareholders vote "FOR" the Green share issuance proposal and "FOR" the Green adjournment proposal. See the section of this joint proxy statement/prospectus entitled "The Merger—Green's Reasons for the Merger; Recommendation of the Green Board" beginning on page 221 for a more detailed discussion of the Green board's recommendation.

        Certain Green shareholders have entered into a support agreement with Patriot, pursuant to which they have agreed to vote in favor of the Green share issuance proposal. For more information regarding the support agreements, see the section of this joint proxy statement/prospectus entitled "The Merger Agreement—Support Agreements" beginning on page 262.

Green Record Date and Quorum

        The Green board has fixed the close of business on August 7, 2015 as the Green record date for determining the holders of Green common stock entitled to receive notice of and to vote at the Green special meeting.

        As of the Green record date, there were 26,292,871 shares of Green common stock outstanding and entitled to vote at the Green special meeting held by approximately [    •    ] holders of record. Each share of Green common stock entitles the holder to one vote at the Green special meeting on each proposal to be considered at the Green special meeting.

        The presence in person or by proxy of a majority of the Green common stock outstanding on the Green record date will constitute a quorum. All shares of Green common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the Green special meeting.

Vote Required; Treatment of Abstentions; Broker Non-Votes and Failure to Vote

  Green share issuance proposal:

  •
  Standard:  Approval of the Green share issuance requires the affirmative vote of a majority of the votes cast by the Green shareholders at the Green special meeting.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Green special meeting or fail to instruct your bank or broker how to vote with respect to the Green share issuance proposal, it will have no effect on the proposal.

  Green adjournment proposal:

  •
  Standard:  The Green adjournment proposal will be approved if a majority of the votes entitled to be cast at the Green special meeting are voted in favor of the proposal.

  •
  Effect of abstentions and broker non-votes:  If you mark "ABSTAIN" on your proxy card, fail to submit a proxy card or vote in person at the Green special meeting or fail to instruct your bank or broker how to vote with respect to the Green adjournment proposal, it will have no effect on the proposal.

Shares Held by Officers and Directors

        As of the Green record date, there were 26,292,871 shares of Green common stock entitled to vote at the Green special meeting. As of the Green record date, the directors and executive officers of Green and their affiliates beneficially owned and were entitled to vote approximately 5,898,229 shares of Green common stock representing approximately 22.02% of the shares of Green common stock outstanding on that date. The Green shareholders that are party to the support agreement beneficially own and are entitled to vote in the aggregate approximately 57.36% of the outstanding shares of Green common stock as of the Green record date. Green currently expects that each of its executive officers will vote their shares of Green common stock in favor of the Green share issuance proposal and the Green adjournment proposal, although none of them has entered into any agreement obligating him or her to do so. As of the Green record date, Patriot beneficially held no shares of Green common stock.
Voting of Proxies; Incomplete Proxies

        Each copy of this joint proxy statement/prospectus mailed to holders of Green common stock is accompanied by a form of proxy card with instructions for voting. If you hold shares of Green common stock in your name as a Green shareholder of record as of the Green record date, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the Green special meeting. You may also vote your shares through the Internet or by telephone. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions.

        If you hold your stock in "street name" through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

        All shares represented by valid proxies that Green receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted as recommended by the Green board. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the Green special meeting or at any adjournment or postponement of the Green special meeting.

Shares Held in "Street Name"; Broker Non-Votes

        Under stock exchange rules, banks, brokers and other nominees who hold shares of Green common stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be "non-routine," without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the Green special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of Green common stock in "street name," your broker, bank or other nominee will vote your shares of Green common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Revocability of Proxies and Changes to a Green Shareholder's Vote

        If you hold stock in your name as a Green shareholder of record as of the Green record date, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) voting by telephone or the Internet at a later time, (3) delivering a written revocation letter to Green's corporate secretary or (4) attending the Green special meeting in person, notifying the corporate secretary and voting by ballot at the Green special meeting.

        Any Green shareholder entitled to vote in person at the Green special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying Green's corporate secretary) of a Green shareholder at the Green special meeting will not constitute revocation of a previously given proxy.

        Written notices of revocation and other communications about revoking your proxy card should be addressed to:

Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098
Attention: Corporate Secretary

        If your shares are held in "street name" by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

        Green is soliciting your proxy in conjunction with the Green share issuance. Green will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, Green will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Green common stock and secure their voting instructions. Green will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Green may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the Green shareholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

        All holders of Green common stock, including holders of record as of the Green record date and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Green special meeting. Green shareholders of record as of the Green record date can vote in person at the Green special meeting. If you are not a Green shareholder of record as of the Green record date, you must obtain a proxy executed in your favor from the record holder of your shares of Green common stock, such as a broker, bank or other nominee, to be able to vote in person at the Green special meeting. If you plan to attend the Green special meeting, you must hold your shares of Green common stock in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. Green reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the Green special meeting is prohibited without Green's express written consent.

Delivery of Proxy Materials to Green Shareholders Sharing an Address

        As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple Green shareholders sharing an address unless Green has previously received contrary instructions from one or more such Green shareholders. This is referred to as "householding." Green shareholders who hold their shares in "street name" can request further information on householding through their banks, brokers or other holders of record. On written or oral request to Investor Relations at (713) 275-8220, Green will deliver promptly a separate copy of this document to a Green shareholder at a shared address to which a single copy of the document was delivered.

Assistance

        If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of Green common stock, please contact Investor Relations at (713) 275-8220.

 GREEN PROPOSALS

Proposal No. 1 Green Share Issuance Proposal

        Green is asking its shareholders to approve the Green share issuance. Holders of Green common stock should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement, the merger and the Green share issuance. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

        After careful consideration, the Green board, by a unanimous vote of all directors, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger and the Green share issuance, to be advisable and in the best interests of Green and the Green shareholders. See the section of this joint proxy statement/prospectus entitled "The Merger—Green's Reasons for the Merger; Recommendation of the Green Board" beginning on page 221 for a more detailed discussion of the Green board's recommendation.

        The Green board unanimously recommends that Green shareholders vote "FOR" the Green share issuance proposal.

Proposal No. 2 Green Adjournment Proposal

        The Green special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the Green share issuance proposal.

        If, at the Green special meeting, the number of shares of Green common stock present or represented and voting in favor of the Green share issuance proposal is insufficient to approve such proposal, Green intends to move to adjourn the Green special meeting in order to solicit additional proxies for the approval of the Green share issuance. In that event, Green will ask its shareholders to vote upon the Green adjournment proposal, but not the Green share issuance proposal. In accordance with the Green bylaws, a vote to approve the proposal to adjourn the Green special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Green special meeting to approve the Green share issuance proposal may be taken in the absence of a quorum.

        In this proposal, Green is asking its shareholders to authorize the holder of any proxy solicited by the Green board on a discretionary basis to vote in favor of adjourning the Green special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Green shareholders who have previously voted.

        The Green board unanimously recommends that Green shareholders vote "FOR" the Green adjournment proposal.

 INFORMATION ABOUT GREEN

Information About Green's Business

General Information

        Green is a Texas focused bank holding company headquartered in Houston, Texas. Green's wholly owned subsidiary, Green Bank, a nationally chartered commercial bank, provides commercial and private banking services primarily to Texas based customers through fourteen full service branches in the Houston, Dallas, Austin and Louisville MSAs. The Houston, Dallas and Austin MSAs are Green's target market. Green's emphasis is on continuing to expand its existing business by executing on its portfolio banker driven business model as well as pursuing select strategic acquisitions and attracting additional talented bankers. As of March 31, 2015, Green had consolidated total assets of $2.3 billion, total loans of $1.8 billion, total deposits of $1.9 billion and total shareholders' equity of $293.8 million.

        Green's stock is traded on the NASDAQ under the symbol "GNBC".

Green's History and Growth

        Green is a Texas corporation that was incorporated on October 20, 2004. Green began operations as a bank holding company on December 31, 2006 when Green acquired Redstone Bank, a Houston community bank with two branches and $219.3 million in total assets. Green was formed by its Chairman and Chief Executive Officer, Manny Mehos, who previously founded, led and sold Coastal Bancorp, Inc. after overseeing its growth from one branch and less than $11 million in assets in 1986 to 43 branches and $2.7 billion in assets in 2004, with the objective of building a commercially focused bank in attractive Texas metropolitan markets.

        Green has experienced significant growth since commencing operations, while maintaining what Green believes to be a healthy balance sheet. During the period from December 31, 2010 through March 31, 2015, Green experienced a 32% compounded annual growth rate in total loans and a 27% compounded annual growth rate in total deposits, while extending Green's branch footprint from five to sixteen locations and expanding its team of portfolio bankers from 21 to 53. A key aspect of Green's growth has been increasing its commercial and industrial loan balances, and as of December 31, 2014, Green had the ninth largest commercial and industrial loan portfolio among banks headquartered in Texas. Green's scale has allowed it to leverage its infrastructure to operate its business more efficiently as evidenced by the decrease in Green's efficiency ratio from 76.1% for the year ended December 31, 2010 to 60.9% for the three months ended March 31, 2015, while Green's total assets grew from $874.1 million to $2.3 billion as of December 31, 2010 and March 31, 2015, respectively. Green has also increased its annual net income from $1.7 million in 2010 to net income of $14.7 million in 2014. For the quarter ended March 31, 2015, Green had net income of $4.6 million. Green has preserved a strong credit culture and conservative risk profile as evidenced by the fact that Green's historical non-performing assets to total assets ratio has consistently remained below the average among all publicly traded banks in the United States, according to information obtained from SNL Financial.

Loans	Deposits
(Dollars in millions)	(Dollars in millions)

        Following Green's acquisition of Redstone Bank, Green has supplemented its organic growth and increased its total deposits by successfully completing and integrating the following acquisitions:

  •
  OneWest Bank Asset Purchase: one branch of OneWest Bank located in the Dallas MSA with $188.4 million in total deposits, acquired in October 2010;

  •
  Main Street Bank Asset Purchase: three branches of Main Street Bank located in the Houston MSA with $167.7 million in total deposits and $12.7 million in loans, acquired in October 2011;

  •
  Opportunity Bancshares Stock Purchase: Opportunity Bancshares with one branch located in the Dallas MSA, $44.1 million in total deposits and $25.6 million in total loans, acquired in May 2012; and

  •
  SharePlus Stock Purchase: SharePlus with three branches located in the Dallas MSA and one in Louisville MSA, $270.0 million in deposits and $251.2 million in loans, acquired in October 2014.

        These acquisitions have provided significant strategic benefits and opportunities, including additional quality deposits which have provided funding for Green's lending business, new business lines which have contributed to the expansion of Green's product offerings and additional branches which have extended Green's geographic footprint and provided opportunities for consolidation of Green's support areas.

        Except for the merger, Green has no current plans, arrangements or understandings to make any acquisitions at this time. However, at any given time, Green may be evaluating other acquisition candidates, conducting due diligence and may have entered into one or more letters of intent. Green cannot assure you that it will enter into any definitive agreements in respect of any such transaction.

Green's Initial Public Offering

        Green consummated the underwritten initial public offering of Green common stock on August 7, 2014, where Green sold an aggregate of 5,390,625 shares of its common stock and received approximately $72.5 million net proceeds from the sale of the shares in the offering. Green's common stock began trading on the NASDAQ on August 8, 2014.

Green's Strategy

        Green's goal is to be a leading provider of personalized commercial and private banking services to Texas businesses, entrepreneurs and individuals while capitalizing on the vibrant and growing economies of Green's target markets. Green has made the strategic decision to focus on the Houston, Dallas and Austin MSAs because Green believes these markets offer a compelling combination of economic growth, favorable demographics and desirable prospective customers.

        Green employs a portfolio banking model that relies upon experienced bankers to originate quality loans, attract and retain low cost deposits and generate fee income. Within this model, Green's customers are generally assigned a dedicated portfolio banker who acts as the primary point of contact and relationship manager. Green believes that this model allows it to build and maintain long-term relationships, leading to increased business opportunities and referrals, while improving Green's risk profile through ongoing and proactive credit monitoring and loan servicing. Green's portfolio banking model has been the primary driver of Green's loan growth and has also helped Green achieve what Green believes to be a comparatively high level of average deposits per branch. Green's portfolio banking model incorporates a two-tiered incentive structure designed to compensate Green's portfolio bankers at a level that is commensurate with their contribution to the successful execution of Green's business strategy.

        Green's target commercial customers include Texas based small and medium-sized businesses in the manufacturing, distribution, supply and energy sectors, as well as real estate investors, mortgage originators and professional firms. Green offers a wide variety of banking products and services, including loans, deposit products, including demand, savings, money market and time accounts, treasury management services, an interest rate swap program and a full suite of online banking solutions. Green also seeks to attract traditional retail customers and to generate retail business from mass affluent individuals with the capacity to maintain significant deposit balances with Green through a combination of diverse product offerings with attractive rates, convenient branch locations and personalized service.

        As a significant portion of Green's historical growth has occurred in a low interest rate environment, a key aspect of Green's strategy has been the maintenance of an asset-sensitive balance sheet that Green believes will produce increased net interest income if market interest rates rise. As of March 31, 2015, 79.8% of Green's total loans were comprised of floating-rate loans, which may be subject to changes in yield as the interest rate environment changes. Green's loan portfolio has grown to $1.8 billion as of March 31, 2015 from $555.9 million as of December 31, 2010, largely as a result of new loans originated by Green during that period. Accordingly, Green's loan portfolio includes loans that Green originated within the past two years, which Green considers to be relatively unseasoned because of their limited payment history.

        Green intends to continue Green's legacy of growth by executing its portfolio banker driven organic growth strategy complemented by disciplined strategic acquisitions.

        Portfolio Banker Growth Strategy.    Green's portfolio banker driven growth strategy will continue to emphasize organic growth through:

  •
  increasing the productivity of Green's existing portfolio bankers, as measured by loans, deposits and fee income per banker, while improving profitability by leveraging Green's existing scalable operating platform and lowering Green's cost of funding;

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  providing a wide range of credit product offerings, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, government guaranteed loans, purchased receivables financing, letters of credit, residential real estate loans, home equity loans, home equity lines of credit (which we refer to in this joint proxy statement/prospectus as "HELOCs"), installment loans, unsecured and secured personal lines of credit and overdraft protection; and

  •
  adhering to Green's disciplined and sophisticated underwriting process and a portfolio banking based loan servicing model to maintain strong credit metrics and a conservative risk profile.

        Strategic Acquisitions.    Green intends to supplement its organic growth by executing a disciplined acquisition strategy:

  •
  focusing on targets with a quality loan and deposit customer base and attractive branch locations in the Houston, Dallas and Austin MSAs that possess favorable market share, low cost deposit funding, compelling noninterest income generating businesses and other unique and attractive characteristics;

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  leveraging Green's reputation as an experienced acquirer of banks, recognizing many banks in Green's target markets face scale and operational challenges, regulatory burdens, management succession issues or shareholder liquidity expectations; and

  •
  pursuing those transactions that Green expects will produce attractive risk-adjusted returns for Green's shareholders.

Recent Acquisitions

        On October 17, 2014 Green acquired SP Bancorp, Inc. and its subsidiary SharePlus Bank (which are collectively referred to in this joint proxy statement/prospectus as "SharePlus"), a Texas chartered state bank headquartered in the Dallas MSA. SharePlus operated as a full-service commercial bank, providing services that include the acceptance of checking and saving deposits and the origination of one- to four-family residential mortgage, mortgage warehouse, commercial real estate, commercial business, home equity, automobile and personal loans. As of September 30, 2014 SharePlus had four branches (three in the Dallas MSA and one in Kentucky), $33.7 million in shareholders' equity, $348.7 million in assets, $280.5 million in deposits and $248.2 million in loans, and $204.0 million, or 82.2% of its total loan portfolio was comprised of residential and commercial real estate loans.

        Pursuant to the terms of the acquisition agreement, Green tendered $46.4 million in cash for all outstanding shares of SP Bancorp capital stock, which resulted in goodwill of $14.5 million as of March 31, 2015. Additionally, Green recognized $3.5 million of core deposit intangibles as of March 31, 2015. The goodwill amount includes the effects of ongoing analysis of deferred tax attributes through June 30, 2015. These goodwill and core deposit intangible balances as of March 31, 2015 do not include subsequent fair value adjustments that are still being finalized.

Green's Competitive Strengths

        Green believes the following competitive strengths will allow Green to capitalize on its substantial market opportunity and achieve its business goals:

        Well positioned within attractive major metropolitan markets in Texas.    Green is one of the few Texas based banking franchises focused primarily on the major metropolitan markets in the state with a presence in each of the Houston, Dallas and Austin MSAs. Substantially all of Green's branches are strategically located within these markets in areas that Green considers to be among the most attractive in terms of serving existing and attracting new customers. Green believes its model will allow it to continue to capitalize on the favorable demographic and commercial characteristics of Green's economically robust target markets. Within these markets, Green targets commercial customers with annual revenues between $5 and $150 million, and Green believes that it offers customers of this size a greater level of attention than its larger competitors while providing access to a broad range of sophisticated banking products that cannot be matched by most community banks. There are numerous businesses located in the markets Green serves meeting this profile and Green believes that it is well-positioned to attract these target customers relative to Green's competitors as a result of Green's extensive local knowledge, broad service offerings and portfolio banking model.

        Scalable portfolio banking and operational platforms with the capacity to generate and accommodate significant organic growth.    Green's management team has built a capable and knowledgeable staff and made significant investments in the technology and systems necessary to build a scalable corporate infrastructure with the capacity to support continued growth, while also improving operational efficiencies. As a result of the personalized nature of Green's portfolio banking model, Green generally expects that it will take up to five years for Green's portfolio bankers to reach full capacity in terms of customer relationships and profitability. As of March 31, 2015, the average Green Bank tenure across its team of portfolio bankers was approximately three years, and it believes that its current team has the capacity to grow loans, deposits and fee income without significant additional overhead expense. Furthermore, Green believes that its scalable credit, operational, technology and governance infrastructure will continue to allow Green to efficiently and effectively manage the growth driven by its strategies. For example, Green's efficiency ratio has decreased from 76.1% for the year ended December 31, 2010 to 60.9% for the three months ended March 31, 2015, while Green's total assets grew from $874.1 million to $2.3 billion as of December 31, 2010 and March 31, 2015, respectively.

        Disciplined and sophisticated credit governance process.    Green's approach to credit risk management balances well-defined credit policies, disciplined underwriting criteria and ongoing risk monitoring and review processes with Green's portfolio banking model which demands that Green respond promptly to its customers' needs. Green's processes emphasize early-stage review of loans and regular credit evaluations, which supplement the ongoing and proactive credit monitoring and loan servicing provided by Green's portfolio bankers. This balanced team approach has augmented Green's ability to identify potential problem loans early and has allowed Green to maintain strong credit metrics while executing its growth strategy, as evidenced by the fact that its historical non-performing assets to total assets ratio has consistently remained below the average among all publicly-traded banks in the United States, according to information obtained from SNL Financial. In addition, Green believes its nimble and responsive credit culture and underwriting process will help it to attract and retain experienced bankers who are eager to be more responsive to customers' credit requests.

        Experienced acquirer and integrator of financial institutions.    Green has developed a proven platform to identify acquisition candidates, conduct comprehensive due diligence, model financial expectations, and effectively consummate the transaction and integrate the acquired institution into its scalable infrastructure and achieve synergies. Since completing a successful capital raise in 2010, Green has completed four acquisitions. In addition, members of Green's senior management team have successfully led over 30 bank merger and acquisition transactions since the mid-1980s, including public company transactions. There are approximately 500 banks headquartered in Texas, approximately 144 of which are headquartered in Green's target markets. Of these 144 banks, 61 reported total assets between $100 million and $1.5 billion as of December 31, 2014. These banks provide Green with opportunities to selectively pursue strategic transactions that meet Green's stringent financial, cultural and risk criteria to support its continued growth. While Green has no current plans, arrangements or understandings to make any acquisitions (other than the merger and the merger agreement), at any given time Green may be evaluating other acquisition candidates and may enter into one or more letters of intent. Green cannot assure you if or when it will announce any such transaction.

        Strong and experienced management team.    Green is managed by a team of banking executives with complementary experience and personal attributes who have a history of managing large teams, leading acquisition and divestiture projects and managing significant growth in diverse markets and economic climates. Green's four executive management team members are career bankers and each has over 25 years of banking experience, including significant experience within large, nationally recognized financial institutions. As a result, Green's executive management team has substantial expertise with numerous sophisticated banking products, extensive knowledge of the bank regulatory landscape, significant experience throughout numerous interest rate and credit cycles and a range of experience with banks of all sizes. Green believes that this varied experience has resulted in a diverse and adaptive culture that enhances its ability to attract driven, entrepreneurial bankers as well as seasoned and capable credit professionals.

Green's Banking Services

        The following is a general discussion of Green's major types of business activities:

Lending Activities

        Green offers a variety of loans, including commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, government guaranteed loans, purchased receivables financing, letters of credit and other loan products to national and regional companies, oil and gas producers, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. Green also offers various consumer loans to individuals and professionals including residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the efforts of Green's portfolio bankers, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Houston, Dallas, Austin and Louisville MSAs.

        At March 31, 2015, Green had total loans of $1.8 billion, representing 80.4% of Green's total assets. Green's loan portfolio consisted of the following as of March 31, 2015:

	Originated	Acquired	Total	Percentage of Total
	(Dollars in thousands)
Commercial & industrial	$724,871	$19,509	$744,380	41.11%
Owner occupied commercial real estate	152,034	14,570	166,604	9.20
Commercial real estate	338,704	28,368	367,071	20.27
Construction, land & land development	262,406	10,719	273,125	15.08
Residential mortgage	111,163	138,428	249,591	13.78
Consumer and other	6,970	3,101	10,071	0.56

Total loans held for investment	$1,596,153	$214,689	$1,810,842	100.00%

        As of March 31, 2015, the aggregate amount of loans to Green's 10 and 25 largest borrowers (including related entities) amounted to approximately $142.0 million, or 7.8% of total loans, and $353.6 million, or 19.4% of total loans, respectively. See "Risk Factors—Risk Relating to Green's Business—Green has a significant amount of loans outstanding to a limited number of borrowers, which may increase Green's risk of loss."

        Loan Underwriting and Approval.    Historically, Green has made sound, high quality loans while recognizing that lending money involves a degree of business risk. Green has loan policies designed to assist it in managing this business risk. These policies provide a general framework for Green's loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. The Green board delegates loan authority up to board-approved hold limits collectively to Green's Loan Committee, which is comprised of members of Green's executive management team and credit risk executives. The Green board also delegates more limited individual lending authority to Green's President and Corporate Chief Credit Officer, credit risk personnel, and, on a further limited basis, to selected lending managers in each of Green's target markets. Lending officers and relationship managers, including Green's portfolio bankers, do not have individual loan authority. When the total relationship exceeds an individual's loan authority, a higher authority or Loan Committee approval is required. The objective of Green Bank's approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.

        Loan decisions are documented as to the borrower's business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Green's strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

  •
  maintaining close relationships among Green's customers and their designated portfolio banker to ensure ongoing credit monitoring and loan servicing;

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  granting loans on a sound and collectible basis;

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  ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

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  developing and maintaining targeted levels of diversification for Green's loan portfolio as a whole and for loans within each category; and

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  ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

        Managing credit risk is a company-wide process. Green's strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all commercial and consumer credit exposures. Green's processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by Green's portfolio bankers. Green's Corporate Chief Credit Officer provides company-wide credit oversight and periodically reviews all credit risk portfolios to ensure that the risk identification processes are functioning properly and that Green's credit standards are followed. In addition, a third-party loan review is performed quarterly to identify problem assets and confirm Green's internal risk rating of loans. Green attempts to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

        Green's loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower's income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.

        In addition, Green's loan policies provide guidelines for personal guarantees; environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for loan losses and other matters relating to lending practices.

        Lending Limits.    Green's lending activities are subject to a variety of lending limits imposed by federal law. In general, Green Bank is subject to a legal lending limit on loans to a single borrower based on Green Bank's capital level. The dollar amount of Green Bank's legal lending limit increases or decreases as Green Bank's capital increases or decreases. Green Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of these limits.

        Green Bank's legal lending limit as of March 31, 2015 on loans to a single borrower was approximately $40.3 million. However, Green maintains an in-house, board-approved "hold" limit for loans to a single borrower. Currently, mortgage-warehouse loans are subject to a $25 million hold limit, reserve-based energy loans are subject to a $20 million hold limit and all other products and businesses are subject to a $15.0 million hold limit. Green has strict policies and procedures in place for the establishment of hold limits with respect to specific products and businesses and evaluating exceptions to the hold limits for individual relationships.

        Green's loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Green's internal loan-to-value limitations follow limits established by applicable law.

        Loan Types.    Green provides commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, government guaranteed loans, purchased receivables financing, letters of credit and other loan products to national and regional companies, oil and gas producers, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. The types of loans Green makes to consumers include residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the efforts of Green's portfolio bankers, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Houston, Dallas, Austin and Louisville MSAs.

        Commercial and Industrial Loans.    Green makes commercial and industrial loans, including commercial lines of credit, working capital loans, reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, government guaranteed loans, purchased receivables financing, letters of credit and other loan products, primarily in Green's target markets that are underwritten on the basis of the borrower's ability to service the debt from income. Green's target commercial customers include Texas based small and medium-sized businesses in the manufacturing, distribution, supply and energy sectors, as well as mortgage originators and professional firms. The energy industry is complex, technical and cyclical. Experienced bankers with specialized energy lending experience originate Green's energy loans. As of March 31, 2015, Green's energy related service industry exposure was $86.9 million or 4.8% of Green's total funded loans.

        Green takes as collateral a lien on general business assets including, among other things, accounts receivable, inventory and equipment and generally obtains a personal guaranty of the borrower or principal. Green's commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial and industrial loan maturities are generally short-term, with three-to-five year maturities, or include periodic interest rate resets. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as a government guarantee is obtained. As of March 31, 2015, Green had $56.2 million of commercial and industrial loans due after five years, comprised of loans with government guarantees and a small number of syndicated loans and corporate borrowers. These loans had a weighted average maturity of approximately seven years.

        In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. The increased risk in commercial and industrial loans derives from the expectation that such loans generally are serviced principally from the operations of the business, and those operations may not be successful. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan. In addition, the collateral securing commercial and industrial loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than Green anticipates exposing Green to increased credit risk. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

        Mortgage Warehouse Loans.    As part of Green's commercial and industrial loan portfolio, Green's mortgage warehouse finance loans consist of ownership interests purchased in single-family residential mortgages funded through Green's warehouse lending group. These loans are typically on Green's balance sheet for 10 to 25 days or less. Green has agreements with mortgage lenders and purchase legal ownership interests in individual loans they originate. All loans are underwritten consistent with established programs for permanent financing with financially sound investors. Substantially all loans are conforming loans or loans eligible for sale to federal agencies or government sponsored entities. However, for accounting purposes, these loans are deemed to be loans to the originator and, as such, are classified as loans held for investment. At March 31, 2015, mortgage finance loans totaled approximately $119.7 million, approximately 6.6% of Green's total funded loans.

        Reserve-based Energy Loans.    As part of Green's commercial and industrial loan portfolio, Green makes reserve-based energy loans to small and medium-sized independent oil and gas producers who derive a majority of their revenues from the sale of oil and gas products and whose credit needs require a technical evaluation of oil and gas reserves. The primary collateral for reserve-based loans are the borrower's interests in oil and gas leases and related facilities, the majority of which are proven developed producing properties. Collateral is evaluated on a case-by-case basis by a third-party petroleum engineer. In order to determine the collateral value and derive the appropriate loan structure, loans require an engineering evaluation of property value and cash flow no less frequently than semi-annually. Green formulates a borrowing base or loan amount and an appropriate amortization, when applicable, taking into account factors such as overall financial capacity of the borrower and secondary sources of repayment and whether the cash flow will amortize the loan within safe margins. Green's reserve-based energy loans generally have variable interest rates and terms that typically range from one to two years. As of March 31, 2015, Green had $138.7 million of reserve-based energy loans outstanding, approximately 7.6% of Green's total funded loans.

        Payments on loans secured by oil and gas reserves are generally dependent on the borrower's ability to economically extract, transport and sell the underlying oil and/or gas. Accordingly, repayment of these loans may be subject to adverse developments in commodity prices and the local, national and global economy to a greater extent than other types of loans. In underwriting reserve-based energy loans, Green seeks to minimize these risks in a variety of ways, including by lending to borrowers with a proven track record and who measurably possess the capacity, with emphasis on cash flow, to repay the loan. Although an evaluation of the oil and gas collateral typically is the basis for the capacity portion of the lending decision, the borrower's future cash flow position is critical in understanding the risk profile of the transaction as is complete knowledge of the purpose of the loan, the income and expense sources, and the complete financial obligations of the borrower.

        Owner Occupied and Non-Owner Occupied Commercial Real Estate Loans.    Green makes commercial mortgage loans collateralized by real estate, which may be owner occupied or non-owner occupied real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Green requires its commercial real estate loans to be secured by well-managed property with adequate margins and generally obtain a guarantee from responsible parties. Green's commercial mortgage loans generally are collateralized by first liens on real estate, have variable or fixed interest rates and amortize over a 10-to-25 year period with balloon payments or rate adjustments due at the end of three to seven years.

        Payments on loans secured by such properties are often dependent on the successful operation (in the case of owner occupied real estate) or management (in the case of non-owner occupied real estate) of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. In underwriting commercial real estate loans, Green seeks to minimize these risks in a variety of ways, including giving careful consideration to the property's age, condition, operating history, future operating projections, current and projected market rental rates, vacancy rates, location and physical condition. The underwriting analysis also may include credit verification, reviews of appraisals, environmental hazards or reports, the borrower's liquidity and leverage, management experience of the owners or principals, economic condition and industry trends.

        Construction, Land and Land Development Loans.    Green makes loans to finance the construction of residential and non-residential properties. Construction loans generally are collateralized by first liens on real estate and have floating interest rates. Green conducts periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above also are used in Green's construction lending activities. Green's construction loans generally have terms that typically range from three to five years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor and generally utilize a one- to three-year interest-only period during development/construction followed by a two- to five-year period requiring amortization or in some cases principal curtailments. Green's policy requires all commercial real estate loans with an initial maturity in excess of three years (other than construction and development loans) to have principal amortization at least sufficient to repay the loan on a 25 year schedule. Green offers an owner-occupied commercial real estate loan product, which includes construction financing, with terms up to 20 years. As of March 31, 2015, Green had approximately $84.5 million of construction, land and development loans due after five years, with a weighted average maturity of nine years.

        Construction loans generally involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Green is forced to foreclose on a project prior to completion, there is no assurance that Green will be able to recover the entire unpaid portion of the loan. In addition, Green may be required to fund additional amounts to complete a project and it may be necessary to hold the property for an indeterminate period of time subject to the regulatory limitations imposed by the National Bank Act and the OCC.

        Residential Mortgage Loans.    Green makes residential real estate loans primarily collateralized by owner occupied properties located in its market areas. Green offers a variety of mortgage loan products, which include conventional, FHA, VA fixed and variable rate mortgages, with amortization periods up to 30 years. Loans collateralized by one-to-four family residential real estate generally are originated in amounts of no more than 80% of appraised value. Home equity loans and HELOCs are generally limited to a combined loan-to-value ratio of 80%, including the subordinate lien. Green retains a valid lien on real estate, obtains a title insurance policy that insures that the property is free from encumbrances and requires hazard insurance.

        Consumer and Other Loans.    Green makes a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower's income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. Consumer loans entail greater risk than do residential real estate loans because they may be unsecured or, if secured, the value of the collateral, such as an automobile or boat, may be more difficult to assess and more likely to decrease in value than real estate. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often will not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans.

Deposit Products

        Green's services include the usual deposit functions of commercial banks, safe deposit facilities, commercial and personal banking services in addition to Green's loan offerings. Green's principal source of funds is deposits. Green offers a variety of deposit products and services consistent with the goal of attracting a wide variety of customers, including small to medium-sized businesses. The types of deposit accounts consist of demand, savings, money market and time accounts. Green actively pursues business checking accounts by offering competitive rates, telephone banking, online banking and other convenient services to Green's customers.

        Green actively pursues commercial deposit accounts that will benefit from the utilization of Green's treasury management services. This line of business provided $318.4 million in commercial demand deposit accounts as of March 31, 2015.

        Green has developed a specialty in providing depository services to Texas based municipal utility districts and other public entities. These deposits are generally insured time deposits with some customers utilizing FHLB letters of credit to secure the uninsured portion of deposits greater than $250,000. This line of business provided $144.7 million in time deposit funding with $74.7 million in pledged letters of credit as of March 31, 2015.

        Green offers a money market account for financial institutions which generally pays a rate slightly above alternative rates available from the Federal Reserve banks or correspondent banks through traditional federal funds. This product is marketed by specialty bankers specifically focused on this line of business, and provided $187.5 million in money market account funding as of March 31, 2015.

        In addition, Green provides enhanced depository services, including customized reporting, for trustees appointed by the U.S. Bankruptcy Court. These deposits are generally demand deposits with a portion of Green's securities portfolio pledged to the uninsured portion of single debtor accounts exceeding the FDIC insurance limits. This line of business provided $81.2 million in demand deposit funding in 1,866 separate accounts with $56.7 million in securities pledged as of March 31, 2015.

Other Products and Services

        Green offers banking products and services that are attractively priced and easily understood by the customer, with a focus on convenience and accessibility. Green offers a full suite of online banking solutions including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, as well as extended drive-through hours, ATMs, Bank at Work and banking by telephone, mail and personal appointment. Green also offers debit cards, night depository, direct deposit, cashier's and travelers checks and letters of credit, as well as treasury management services, wire transfer services and automated clearing house (which we refer to in this joint proxy statement/prospectus as "ACH") services.

        Green offers Bank at Work programs to the employees of PepsiCo and Yum! Brands, through two full service branches, one in the Frito-Lay headquarters in Plano, Texas and one in the Yum! Brands headquarters in Louisville, Kentucky. In addition, four other corporate locations are supported through

Green's limited service concierge branches, on-site ATMs and Green's bank-by-phone e-branch. In addition to on-site services, Green may offer, from time to time, discounted loan fees, employee relocation mortgage services, CD rate special, Lunch and Learn financial education opportunities and other services to support the nationwide employee bases of companies participating in the Bank at Work programs. All of these Bank at Work services are managed out of Green's Plano location.

        Green is currently focused on expanding noninterest income though increased income from its treasury management services and Green's interest rate swap program. Green offers a full array of commercial treasury management services designed to be competitive with banks of all sizes. Treasury Management Services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, ACH origination and stop payments. Cash management deposit products consist of lockbox, remote deposit capture, positive pay, reverse positive pay, account reconciliation services, zero balance accounts and sweep accounts including loan sweep.

        Green's interest rate swap program has been developed as an accommodation to its customers who desire a fixed rate on loans over a certain size threshold with a defined repayment schedule. In such cases, Green enters into an interest rate swap contract with Green's borrowers using a standard International Swaps and Derivative Association agreement and confirmation, while simultaneously entering into a "mirror" interest rate swap contract with a correspondent bank counterparty. The two interest rate swaps are carried at market value with changes in value offsetting. Green carried $24.3 million in notional value customer interest rate swaps and $24.3 million notional value interest rate swaps outstanding with correspondent bank counterparties as of March 31, 2015.

Green's Market Areas

        Green believes that a key factor contributing to its ability to achieve its business objectives and to create shareholder value is the attractiveness of the Texas market, including the favorable demographic and economic characteristics of Green's target markets within Texas.

        Green's primary markets are the Houston, Dallas and Austin MSAs, which Green considers to be among the most attractive markets in the United States. The table below summarizes certain key demographic information relating to Green's target markets and Green's presence within these markets:

	Number of Branches	Number of Portfolio Bankers	Total Loans	Total Deposits	2014 Total Population(1)	2014 - 2019 Projected Population Growth(1)	2014 - 2019 Projected Household Income Growth(1)
	(Dollars in millions)
Houston MSA	7	25	$1,022.0	$1,073.6	6,352,744	8.69%	4.18%
Dallas MSA(2)	8	23	632.1	721.2	6,887,537	8.57	2.69
Austin MSA	1	5	145.1	50.9	1,912,746	11.45	4.62
Texas					26,668,922	7.60	6.07
United States					317,199,353	3.50	4.58

(1)
According to SNL Financial.

(2)
Includes Bank at Work operations.

        Houston.    Houston ranks third in the nation as a home to Fortune 500 company headquarters, including Phillips 66, ConocoPhillips, Marathon Oil and Sysco, along with the Texas Medical Center, which is the largest health complex in the world, and benefits from a vibrant and diverse economy underpinned by a strong energy sector. The Houston MSA is the fifth largest in the country and the city of Houston is the fourth most populous city in the United States, according to 2013 U.S. Census Bureau estimates. The Houston MSA had the third highest percentage employment growth of the 12 most populous MSAs during the 12 months ended December 2014, according to the U.S. Bureau of Labor Statistics.

        Dallas.    Dallas ranks fourth in the nation as a home to Fortune 500 company headquarters, including ExxonMobil, AT&T, Texas Instruments and Southwest Airlines. The Toyota Motor Company is currently in the process of relocating its North America headquarters to Plano and the new facility is expected to be completed by early 2017. The Dallas MSA is the fourth largest in the country and the city of Dallas is the ninth most populous city in the United States, according to 2013 U.S. Census Bureau estimates. The Dallas MSA had the highest percentage employment growth of the 12 most populous MSAs during the 12 months ended December 2014, according to the U.S. Bureau of Labor Statistics.

        Austin.    Austin is the capital of Texas, home to the University of Texas, and a major national cultural, arts, film and media center and a home to numerous company headquarters including Dell and Whole Foods Markets. The Austin MSA ranked third among the nation's 10 fastest growing MSAs with a 9.7% population increase between 2010 and 2013, according to U.S. Census data. The city of Austin's job growth of 3.8% makes it the third best performing among the 50 largest U.S. metro areas for the twelve months ended July 2014. Austin was recently ranked first among the best cities for future job growth by Forbes.com. The city of Austin is the eleventh most populous city in the United States, according to 2013 U.S. Census Bureau estimates.

Green's Portfolio Banking Model

        Green employs a portfolio banking model that relies upon experienced bankers to originate quality loans, attract and retain low cost deposits and generate fee income. Within this model, customers are assigned a dedicated portfolio banker who acts as the primary point of contact and relationship manager, eliminating the need to utilize a less personal call center to interact with Green's customers.

        Green has implemented a two-tiered incentive structure designed to compensate its portfolio bankers at a level that is commensurate with their contribution to the successful execution of Green's business strategy. Pursuant to Green's Portfolio Banker Compensation Program, each eligible portfolio banker's base salary is determined by reference to a salary matrix and net interest margin target. The salary matrix is scaled based on the size of the banker's "portfolio," which includes the amount of loans and weighted deposits attributable to such banker. Deposits are weighted by category according to cost with noninterest-bearing deposits receiving maximum credit. Base salaries are subject to adjustment based on performance appraisals as well as Green's portfolio bankers' management of credit risk within their portfolio.

        Under Green's Portfolio Banker Incentive Program, portfolio bankers receive an incentive award based on the achievement of loan and deposit growth targets and asset quality and performance goals. Generally, the incentive award represents an uncapped share in the growth in loans and weighted deposits generated by eligible portfolio bankers during the applicable period, according to an established formula. Eligible portfolio bankers also receive a percentage of the attributable net loan origination and certain other fees received by Green. Incentive awards are subject to adjustment based on performance appraisals as well as Green's portfolio bankers' management of credit risk as growth objectives are pursued.

Investments

        The primary objectives of Green's investment policy are to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements.

        As of March 31, 2015, the book value of Green's investment portfolio totaled $228.0 million, with an average yield of 1.51% and an estimated duration of approximately 3.1 years.

        Green Bank's board of directors and the Asset Liability Committee (which we refer to in this joint proxy statement/prospectus as "ALCO") are responsible for the regular review of Green's investment activities and the review and approval of Green's investment policy. Day to day transactions affecting Green's investment securities portfolio are managed by Green's senior executives in accordance with the guidelines set forth in Green's investment policy. These investment activities are reviewed by Green Bank's board of directors and ALCO.

        Green's investment policy outlines investment type limitations, security mix parameters, authorization guidelines and risk management guidelines. The policy authorizes Green to invest in a variety of investment securities, subject to various limitations. Green's current investment portfolio consists of obligations of the Treasury Department and other U.S. government agencies or sponsored entities, including mortgage-backed securities and collateralized mortgage obligations.

Information Technology Systems

        Green has recently made and continues to make significant investments in Green's information technology systems for its banking and lending operations and treasury management activities. Green believes this is a necessary investment in order to enhance its capabilities to offer new products and overall customer experience, and to provide scale for future growth and acquisitions. Green outsources its core data and item processing services to a nationally recognized bank software vendor, and has recently upgraded to the vendor's primary system which has the capability of serving Green's primary data processing needs well beyond the $5 billion total assets size range.

        The majority of Green's other systems including its electronic funds transfer, transaction processing and online banking services are hosted by third-party service providers. The scalability of this infrastructure will support Green's growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow Green to recover its systems and provide business continuity quickly in case of a disaster.

Competition

        The banking business is highly competitive, and Green's profitability will depend principally upon its ability to compete with other banks and non-bank financial institutions located in its market areas in Texas for lending opportunities, deposit funds, bankers and acquisition candidates. Green's banking competitors in its target markets include Chase, Wells Fargo, Bank of America, BBVA Compass, Amegy, Comerica, Regions, Prosperity Bank, BancorpSouth, Independent Bank, Texas Capital and various community banks.

        Green is subject to vigorous competition in all aspects of its business from banks, savings banks, savings and loan associations, finance companies, credit unions and other providers of financial services, such as money market mutual funds, brokerage firms, consumer finance companies, asset-based non-bank lenders, insurance companies and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than Green can.

        Many of the banks and other financial institutions with which Green competes have greater financial strength, marketing capability and name recognition than Green and operate on a statewide, regional or nationwide basis. These institutions are also likely to have legal loan limits substantially in excess of those that Green maintains. Such institutions can perform certain functions for their customers, including trust, securities brokerage and international banking services, which Green presently does not offer directly. Although Green may offer these services through correspondent banks, the inability to provide such services directly may be a competitive disadvantage and this may affect Green's ability to generate business, attract experienced bankers and capitalize on acquisition opportunities.

        Green also faces competition for acquisition opportunities in connection with the implementation of its acquisition strategy. Because there are a limited number of acquisition opportunities in its target markets, Green faces competition from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than Green does. Green's ability to compete in acquiring target institutions will depend on its available financial resources to fund the acquisitions, including the amount of cash and cash equivalents Green has and the liquidity and market price of Green common stock. In addition, increased competition may also drive up the acquisition consideration that Green will be required to pay in order to successfully capitalize on attractive acquisition opportunities.

        In addition, recent developments in technology and mass marketing have permitted larger companies to market loans and other products and services more aggressively to Green's small business customers. Such advantages may enable Green's competitors to realize greater economies of scale and operating efficiencies than Green can. Further, some of the non-bank competitors are not subject to the same extensive regulations that govern Green and Green Bank. Various legislative acts in recent years have led to increased competition among financial institutions and competition from both financial and non-financial institutions is expected to continue. See the section of this joint proxy statement/prospectus entitled "Risk Factors—Risks Relating to Green's Business—Green faces strong competition from financial services companies and other companies that offer banking services, which could impact Green's business."

        Green has been able to compete effectively with other financial institutions by providing a high level of personalized banking service to professionals and owner-operated businesses and by emphasizing quick and flexible responses to customer demands; establishing long-term customer relationships and building customer loyalty; and by offering products and services designed to address the specific needs of Green's customers. Green relies heavily on the continued business generation of its portfolio bankers and the efforts of its officers and directors for the solicitation and referral of potential customers and Green expects this to continue for the foreseeable future.

Green Employees

        As of March 31, 2015, Green had 267 full time employees and no part-time employees. None of Green's employees are represented by a union. Management believes that Green's relationship with employees is good.

Available Information

        Green files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements and other information about issuers, like Green, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        Documents filed by Green with the SEC are available from Green without charge (except for exhibits to the documents). You may obtain documents filed by Green with the SEC by requesting them in writing or by telephone from Green at the following address:

    Green Bancorp, Inc.
    4000 Greenbriar Street
    Houston, Texas 77098
    Attention: John P. Durie
    Executive Vice President and Chief Financial Officer
    Telephone: (713) 275-8220

        Documents filed by Green with the SEC are also available on Green's investor relations website, http://investors.greenbank.com.

Regulation and Supervision

        The U.S. banking industry is highly regulated under federal and state law. These laws and regulations affect the operations of Green and its subsidiaries.

        Statutes, regulations and policies limit the activities in which Green may engage and the manner in which it conducts its permitted activities. Further, the regulatory system imposes reporting and information collection obligations. Green incurs significant costs relating to compliance with these laws and regulations. Banking statutes, regulations and policies are continually under review by federal and state legislatures and regulatory agencies, and a change in them, including changes in how they are interpreted or implemented, could have a material adverse effect on Green's business.

        The material statutory and regulatory requirements that are applicable to Green are summarized below. The description below is not intended to summarize all laws and regulations applicable to Green, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Bank and Bank Holding Company Regulation

        Green Bank is a national bank. As a national bank organized under the National Bank Act, Green Bank is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the OCC.

        Any entity that directly or indirectly controls a bank must be approved by the Federal Reserve Board under the BHC Act to become a bank holding company (which we refer to in this joint proxy statement/prospectus as a "BHC"). BHCs are subject to regulation, inspection, examination, supervision and enforcement by the Federal Reserve Board under the BHC Act. The Federal Reserve Board's jurisdiction also extends to any company that is directly or indirectly controlled by a BHC.

        Green, which controls Green Bank, became a BHC in 2006. As a BHC, Green is subject to ongoing and comprehensive supervision, regulation, examination and enforcement by the Federal Reserve Board. Green is also subject to supervision, regulation, examination and enforcement by the Texas Department of Banking.

FDIC Deposit Insurance

        The FDIC is an independent federal agency that insures the deposits of federally insured depository institutions up to applicable limits. The FDIC also has certain regulatory, examination and enforcement powers with respect to FDIC-insured institutions. The deposits of Green Bank are insured by the FDIC up to applicable limits. As a general matter, the maximum deposit insurance amount is $250,000 per depositor.

Broad Supervision, Examination and Enforcement Powers

        A principal objective of the U.S. bank regulatory system is to protect depositors by ensuring the financial safety and soundness of banking organizations. To that end, the banking regulators have broad regulatory, examination and enforcement authority. The regulators regularly examine the operations of banking organizations. In addition, banking organizations are subject to periodic reporting requirements.

        The regulators have various remedies available if they determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of a banking organization's operations are unsatisfactory. The regulators may also take action if they determine that the banking organization or its management is violating or has violated any law or regulation. The regulators have the power to, among other things:

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  enjoin "unsafe or unsound" practices;

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  require affirmative actions to correct any violation or practice;

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  issue administrative orders that can be judicially enforced;

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  direct increases in capital;

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  direct the sale of subsidiaries or other assets;

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  limit dividends and distributions;

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  restrict growth;

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  assess civil monetary penalties;

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  remove officers and directors; and

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  terminate deposit insurance.

        The FDIC may terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. Engaging in unsafe or unsound practices or failing to comply with applicable laws, regulations and supervisory agreements could subject Green, and subsidiaries of Green or its officers, directors and institution-affiliated parties to the remedies described above and other sanctions.

The Dodd-Frank Act

        On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is having a broad impact on the financial services industry, and imposes significant regulatory and compliance requirements, including the designation of certain financial companies as systemically important financial companies, the changing roles of credit rating agencies, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, the Federal Reserve Board, the OCC and the FDIC.

        The following items provide a brief description of certain provisions of the Dodd-Frank Act that are most relevant to Green and Green Bank.

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  Source of strength.  The Dodd-Frank Act requires all companies, including BHCs, that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, in the future Green could be required to provide financial assistance to Green Bank should it experience financial distress.

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  Limitation on federal preemption.  The Dodd-Frank Act significantly reduces the ability of national banks to rely on federal preemption of state consumer financial laws. Although the OCC, as the primary regulator of national banks, will have the ability to make preemption determinations where certain conditions are met, the broad rollback of federal preemption has the potential to create a patchwork of federal and state compliance obligations. This could, in turn, result in significant new regulatory requirements applicable to Green Bank, with potentially significant changes in its operations and increases in its compliance costs. It could also result in uncertainty concerning compliance, with attendant regulatory and litigation risks.

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  Mortgage loan origination and risk retention.  The Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banking organizations, in an effort to require steps to verify a borrower's ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. On January 10, 2013, federal regulators released the "qualified mortgage" rule. The qualified mortgage rule is intended to clarify the application of the Dodd-Frank Act requirement that mortgage lenders have a reasonable belief that borrowers can afford their mortgages, or the lender may not be able to foreclose on the mortgage.

        On August 28, 2013, the OCC, the Federal Reserve Board, the FDIC, the SEC, the Federal Housing Finance Agency and the Department of Housing and Urban Development issued a proposed rule in connection with the risk retention requirement mandated by Section 941 of the Dodd-Frank Act. The risk retention requirement generally requires a securitizer to retain no less than 5% of the credit risk in assets it sells into a securitization and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain, subject to limited exemptions. One significant exemption is for securities entirely collateralized by "qualified residential mortgages" (which we refer to in this joint proxy statement/prospectus as "QRMs"), which are loans deemed to have a lower risk of default. The proposed rule defines QRMs to have the same meaning as the term "qualified mortgage," as defined by the CFPB. In addition, the proposed rule provides for reduced risk retention requirements for qualifying commercial loan, commercial real estate loan and auto loan securitizations.

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  Imposition of restrictions on certain activities.  The Dodd-Frank Act imposes a new regulatory structure on the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, reporting and record keeping. In addition, certain swaps and other derivatives activities are required to be "pushed out" of insured depository institutions and conducted in separately capitalized non-bank affiliates. The Dodd-Frank Act also requires certain persons to register as a "major swap participant," "swap dealer," "major security-based swap participant" or a "security-based swap dealer." The U.S. Commodity Futures Trading Commission has substantially completed adopting regulations to implement much of the new derivatives regulatory structure of the Dodd-Frank Act. The SEC and other U.S. regulators are still in the process of adopting regulations to implement the new derivatives regulatory structure of the Dodd-Frank Act. With regard to security-based swaps, it is anticipated that this further rulemaking will further clarify, among other things, reporting and recordkeeping obligations, margin and capital requirements, the scope of registration requirements and the types of swaps that are required to be centrally cleared and exchange-traded. Rules will also be issued to enhance the oversight of clearing and trading entities. As these remaining rules are implemented, new restrictions or limitations may affect Green's ability to manage certain risks in its business.

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  Expanded FDIC resolution authority.  While insured depository institutions have long been subject to the FDIC's resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain "covered financial companies," including bank and thrift holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would conduct an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act (which we refer to in this joint proxy statement/prospectus as the "FDIA") and generally gives the FDIC more discretion than in the traditional bankruptcy context. The FDIC has issued final rules implementing the orderly liquidation authority.

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  Consumer Financial Protection Bureau.  The Dodd-Frank Act created a new, independent CFPB. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For banking organizations with assets of $10 billion or more, the CFPB has exclusive rule making and examination, and primary enforcement authority under federal consumer financial laws. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase Green's cost of operations.

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  Deposit insurance.  The Dodd-Frank Act made permanent the general $250,000 deposit insurance limit for insured deposits. Amendments to the FDIA also revised the assessment base against which an insured depository institution's deposit insurance premiums paid to the DIF of the FDIC will be calculated. Under the amendments, the assessment base is no longer the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act made changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15% to 1.35% of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions may impact the FDIC deposit insurance premiums paid by Green Bank.

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  Transactions with affiliates and insiders.  The Dodd-Frank Act generally enhanced the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and clarification regarding the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

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  Enhanced lending limits.  The Dodd-Frank Act strengthens the existing limits on a depository institution's credit exposure to one borrower. On June 25, 2013, the OCC published a final rule amending its existing lending limits to incorporate changes made by the Dodd-Frank Act. The Dodd-Frank Act and the final rule amend the OCC's lending limit regulation to include credit exposures arising from derivative transactions and repurchase agreements, reverse repurchase agreements, securities lending transactions and securities borrowing transactions. The final rule exempts certain types of transactions, and outlines the methods that banks can choose from to measure credit exposures of derivative transactions and securities financing transactions. In most cases, a bank may choose which method it will use; the OCC, however, may specify that a bank use a particular method for safety and soundness reasons.

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  Corporate governance.  The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including Green. The Dodd-Frank Act (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers and (4) provides the SEC with authority to adopt proxy access rules that would allow shareholders of publicly traded companies to nominate candidates for election as a director and have those nominees included in a company's proxy materials. For so long as Green is an emerging growth company, it may take advantage of the provisions of the JOBS Act allowing Green to not seek a non-binding advisory vote on executive compensation or golden parachute arrangements.

        The requirements of the Dodd-Frank Act are in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on Green's operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of Green's business activities, require changes to certain of Green's business practices, impose upon Green more stringent capital, liquidity and leverage requirements or otherwise adversely affect Green's business. These changes may also require Green to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

        Failure to comply with the new requirements may negatively impact Green's results of operations and financial condition.

The Volcker Rule

        The Dodd-Frank Act amends the BHC Act to require the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain hedge funds and private equity funds. The Volcker Rule became effective on July 21, 2012, and provided for a two-year "conformance period" for financial institutions to conform their proprietary trading and covered funds activities. However, when the final rules were adopted, the Federal Reserve Board extended the conformance period of one year to July 21, 2015. While Green is continuing to evaluate the impact of the Volcker Rule and the final rules adopted thereunder, it does not currently anticipate that the Volcker Rule will have any effect on the operations of Green.

Notice and Approval Requirements Related to Control

        Banking laws impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. These laws include the BHC Act, the Change in Bank Control Act and the Savings and Loan Holding Company Act. Among other things, these laws require regulatory filings by a shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution. The determination of whether an investor "controls" a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, a party is deemed to control a depository institution or other company if the party owns or controls 25% or more of any class of voting stock. Subject to rebuttal, a party may be presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting stock. Ownership by affiliated parties, or parties acting in concert, is typically aggregated for these purposes. If a party's ownership of Green were to exceed certain thresholds, the investor could be deemed to "control" Green for regulatory purposes. This could subject the investor to regulatory filings or other regulatory consequences.

        In addition, except under limited circumstances, BHCs are prohibited from acquiring, without prior approval:

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  control of any other bank or BHC or all or substantially all the assets thereof; or

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  more than 5% of the voting shares of a bank or BHC which is not already a subsidiary.

Permissible Activities and Investments

        Banking laws generally restrict the ability of Green from engaging in, or acquiring 5% or more of the voting shares of a company engaged in, activities other than those determined by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto. The Gramm-Leach-Bliley Financial Modernization Act of 1999 (which we refer to in this joint proxy statement/prospectus as the "GLB Act") expanded the scope of permissible activities for a BHC that qualifies as a financial holding company. Under the regulations implementing the GLB Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to a financial activity. Those activities include, among other activities, certain insurance and securities activities. Qualifications for becoming a financial holding company include, among other things, meeting certain specified capital standards and achieving certain management ratings in examinations. Under the Dodd-Frank Act, BHCs and their subsidiaries must be well-capitalized and well-managed in order for the BHC and its nonbank affiliates to engage in the expanded financial activities permissible only for a financial holding company.

        In addition, as a general matter, the establishment or acquisition by Green of a depository institution or, in certain cases, a non-bank entity, requires prior regulatory approval.

Regulatory Capital Requirements and Capital Adequacy

        The federal bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, national banks and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. The final supervisory determination on an institution's capital adequacy is based on the regulator's assessment of numerous factors.

        As a BHC and a national bank, Green is subject to regulatory capital requirements.

        The Federal Reserve Board has established risk-based and leverage capital guidelines for BHCs, including Green. The OCC has established substantially similar risk-based and leverage capital guidelines applicable to national banks, including Green Bank. The risk-based capital guidelines in effect as of December 31, 2014, commonly referred to as "Basel I," were based upon the 1988 capital accord of the International Basel Committee on Banking Supervision (which we refer to in this joint proxy statement/prospectus as "Basel Committee"), a committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies. The federal banking agencies subsequently adopted separate risk-based capital guidelines for so-called "core banks" based upon the Revised Framework for the International Convergence of Capital Measurement and Capital Standards (which we refer to in this joint proxy statement/prospectus as "Basel II") issued by the Basel Committee in November 2005. The revised comprehensive capital framework referred to as "Basel III" is effective January 1, 2015.

  Basel I

        Under Basel I, the minimum ratio of total capital to risk-weighted assets (which are primarily the credit risk equivalents of balance sheet assets and certain off-balance sheet items such as standby letters of credit) was 8%. At least half of total capital must have been composed of tier 1 capital, which includes common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock (and, for BHCs only, a limited amount of qualifying cumulative perpetual preferred stock and a limited amount of trust preferred securities), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles and disallowed deferred tax assets, among other items. The Federal Reserve Board also has adopted a minimum leverage ratio requiring tier 1 capital of at least 4.0% of average quarterly total consolidated assets (as defined for regulatory purposes), net of goodwill and certain other intangible assets for all but the most highly rated BHCs.

        The federal banking agencies have also established risk-based and leverage capital guidelines that FDIC-insured depository institutions are required to meet. These regulations are generally similar to those established by the Federal Reserve Board for bank holding companies.

  Basel II

        Under the final U.S. Basel II rules issued by the federal banking agencies, there are a small number of "core" banking organizations that are required to use the advanced approaches under Basel II for calculating risk-based capital related to credit risk and operational risk, instead of the methodology reflected in the regulations effective prior to adoption of Basel II. The rules also require core banking organizations to have rigorous processes for assessing overall capital adequacy in relation to their total risk profiles, and to publicly disclose certain information about their risk profiles and capital adequacy. Green is not among the core banking organizations required to use Basel II advanced approaches.

  Basel III

        On December 16, 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, known as Basel III. The Basel III calibration and phase-in arrangements were previously endorsed by the Seoul G20 Leaders Summit in November 2010, and are subject to individual adoption by member nations, including the United States. Under these standards, when fully phased-in on January 1, 2019, banking institutions will be required to satisfy three risk-based capital ratios:

            (i)  A common equity tier 1 ratio of at least 7.0%, inclusive of 4.5% minimum common equity tier 1 ratio, net of regulatory deductions, and the new 2.5% "capital conservation buffer" of common equity to risk-weighted assets;

           (ii)  A tier 1 capital ratio of at least 8.5%, inclusive of the 2.5% capital conservation buffer; and

          (iii)  A total capital ratio of at least 10.5%, inclusive of the 2.5% capital conservation buffer.

  US Implementation of Basel III—Effective January 1, 2015

        In July 2013, the federal banking agencies published the Basel III Capital Rules that revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets to implement, in part, agreements reached by the Basel Committee and certain provisions of the Dodd-Frank Act. The rules implement the Basel Committee's December 2010 framework known as "Basel III" for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The Basel III Capital Rules substantially revise the risk-based capital requirements applicable to bank holding companies and depository institutions, including Green, under the previous U.S. risk-based capital rules. The Basel III Capital Rules define the components of capital and address other issues affecting the numerator in banking institutions' regulatory capital ratios. The Basel III Capital Rules also address risk weights and other issues affecting the denominator in banking institutions' regulatory capital ratios and replace the existing risk-weighting approach, which was derived from the Basel I capital accords of the Basel Committee, with a more risk-sensitive approach based, in part, on the standardized approach in the Basel Committee's 2004 "Basel II" capital accords. The Basel III Capital Rules also implement the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings from the federal banking agencies' rules. The Basel III Capital Rules became effective for Green on January 1, 2015, subject to a phase-in period for certain provisions. While some provisions are tailored to larger institutions, the Basel III Capital Rules generally apply to all banking organizations, including Green.

        Among other things, the Basel III Capital Rules: (i) introduce a new capital measure entitled "Common Equity Tier 1" (which we refer to in this joint proxy statement/prospectus as "CET1"); (ii) specify that tier 1 capital consist of CET1 and additional financial instruments satisfying specified requirements that permit inclusion in tier 1 capital; (iii) define CET1 narrowly by requiring that most deductions or adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions or adjustments from capital as compared to the existing regulations.

        The Basel III Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets arising from temporary differences that could not be realized through net operating loss carrybacks and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Under the capital standards in effect as of December 31, 2014, the effects of accumulated other comprehensive income items included in capital were excluded for the purposes of determining regulatory capital ratios. Under the Basel III Capital Rules, the effects of certain accumulated other comprehensive items are not excluded; however, non-advanced approaches banking organizations, including Green, may make a one-time permanent election to continue to exclude these items. Green intends to make this election in order to avoid significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of Green's available-for-sale securities portfolio. The Basel III Capital Rules also preclude certain hybrid securities, such as trust preferred securities, as Tier 1 capital of bank holding companies, subject to phase-out.

        The Basel III Capital Rules also provide for a "countercyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to Green.

        The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

        Implementation of the deductions and other adjustments to CET1 began on January 1, 2015 and will be phased-in over a four-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter). The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

        The Basel III Capital Rules also provide a permanent exemption from the proposed phase out of existing trust preferred securities and cumulative perpetual preferred stock from regulatory capital for banking organizations with less than $15 billion in total assets, while also implementing stricter eligibility requirements for regulatory capital instruments that should serve to disallow the inclusion of all non-exempt issuances of trust preferred securities and cumulative perpetual preferred stock from tier 1 capital. The Basel III Capital Rules also provide additional constraints on the inclusion of minority interests, mortgage servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions in tier 1 capital, as well as providing stricter risk weighting rules to these assets.

        The Basel III Capital Rules provide for the following initial minimum capital to risk-weighted assets ratios:

            (i)  4.5% based upon CET1;

           (ii)  6.0% based upon tier 1 capital; and

          (iii)  8.0% based upon total regulatory capital.

        A minimum leverage ratio (tier 1 capital as a percentage of total assets) of 4.0% is also required under the Basel III Capital Rules. The Basel III Capital Rules additionally require institutions to retain a capital conservation buffer of 2.5% above these required minimum capital ratio levels. Banking organizations that fail to maintain the minimum 2.5% capital conservation buffer could face restrictions on capital distributions or discretionary bonus payments to executive officers, with distributions and discretionary bonus payments being completely prohibited if no capital conservation buffer exists, or in the event of the following: (i) the banking organization's capital conservation buffer was below 2.5% at the beginning of a quarter and (ii) its cumulative net income for the most recent quarterly period plus the preceding four calendar quarters is less than its cumulative capital distributions (as well as associated tax effects not already reflected in net income) during the same measurement period.

        When fully phased in on January 1, 2019, the Basel III Capital Rules will require Green to maintain (1) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7.0% upon full implementation), (2) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (3) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (4) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

        The Basel III Capital Rules also provide stricter rules related to the risk weighting of past due and certain commercial real estate loans, as well as on some equity investment exposures, and replaces the existing credit rating approach for determining the risk weighting of securitization exposures with an alternative approach.

        Finally, the Basel III Capital Rules amend the thresholds under the "prompt corrective action" framework enforced with respect to Green by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure, as discussed below under "—Prompt Corrective Action."

        The Basel III Capital Rules prescribe a standardized approach for risk weightings that expand the risk-weighting categories from the previous four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories. In addition, the Basel III Capital Rules provide more advantageous risk weights for derivatives and repurchase-style transactions cleared through a qualifying central counterparty and increase the scope of eligible guarantors and eligible collateral for purposes of credit risk mitigation.

        The federal banking agencies' risk-based and leverage capital ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

        The enactment of the Basel III Capital Rules will increase the required capital levels that Green must maintain. The Basel III Capital Rules became effective as applied to Green on January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019.

Liquidity Coverage Ratio

        The Basel III Capital Rules adopted in July 2013 did not address the proposed liquidity coverage ratio (which we refer to in this joint proxy statement/prospectus as "LCR") called for by the Basel Committee's Basel III framework. On October 24, 2013, the Federal Reserve Board issued a proposed rule implementing a LCR requirement in the United States for larger banking organizations. Green would not be subject to the LCR requirement as proposed.

Prompt Corrective Action

        Under the FDIA, the federal bank regulatory agencies must take "prompt corrective action" against undercapitalized U.S. depository institutions. U.S. depository institutions are assigned one of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized," and are subjected to different regulation corresponding to the capital category within which the institution falls.

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  A bank is "well capitalized" if it has a total risk-based capital ratio of 10.0% or higher; a CET1 capital ratio of 6.5% or higher (not applicable prior to January 1, 2015); a Tier 1 risk-based capital ratio of 8.0% or higher (6.0% prior to January 1, 2015); a leverage ratio of 5.0% or higher; and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure.

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  A bank is "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or higher; a CET1 capital ratio of 4.5% or higher (not applicable prior to January 1, 2015); a Tier 1 risk-based capital ratio of 6.0% or higher (4.0% prior to January 1, 2015); a leverage ratio of 4.0% or higher; and does not meet the criteria for a well capitalized bank.

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  A bank is "under capitalized" if it has a total risk-based capital ratio of less than 8.0%; a CET1 capital ratio less than 4.5% (not applicable prior to January 1, 2015); a Tier 1 risk-based capital ratio of less than 6.0% (4.0% prior to January 1, 2015) or a leverage ratio of less than 4.0%.

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  A bank is "significantly under capitalized" if it has a total risk-based capital ratio of less than 6.0%; a CET1 capital ratio less than 3.0% (not applicable prior to January 1, 2015); a Tier 1 risk-based capital ratio of less than 4.0% (3.0% prior to January 1, 2015) or a leverage ratio of less than 3.0%.

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  A bank is "critically under capitalized" if it has tangible equity equal to or less than 2.0% of average quarterly tangible assets.

        As of March 31, 2015, based upon the information that, as of such date, was in the most recently filed call report of Green Bank, Green Bank met the capital ratios necessary to be well capitalized.

        Failure to meet capital guidelines could subject Green to a variety of enforcement remedies by federal bank regulatory agencies, including: termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A banking institution that is undercapitalized is required to submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount.

        As noted above, the Basel III Capital Rules amend the thresholds under the "prompt corrective action" framework enforced with respect to Green by the OCC to reflect both (i) the generally heightened requirements for regulatory capital ratios as well as (ii) the introduction of the CET1 capital measure.

Regulatory Limits on Dividends and Distributions

        Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Federal Reserve Board and OCC regulate all capital distributions by Green directly or indirectly to Green, including dividend payments.

        For example, under applicable regulations, Green must file an application for OCC approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of Green's net income for that year to date plus Green's retained net income for the preceding two years. Additionally, Green may not pay dividends to Green if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the OCC notified Green that it was in need of more than normal supervision. Under the FDIA, an insured depository institution such as Green is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Payment of dividends by Green also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice.

        In addition, Green may become subject to supervisory limits on its ability to declare or pay a dividend or reduce its capital unless certain conditions are satisfied.

Reserve Requirements

        Pursuant to regulations of the Federal Reserve Board, all banking organizations are required to maintain average daily reserves at mandated ratios against their transaction accounts. In addition, reserves must be maintained on certain non-personal time deposits. These reserves must be maintained in the form of vault cash or in an account at the Dallas Federal Reserve.

Limits on Transactions with Affiliates and Insiders

        Insured depository institutions are subject to restrictions on their ability to conduct transactions with affiliates and other related parties. Section 23A of the Federal Reserve Act imposes quantitative limits, qualitative requirements and collateral requirements on certain transactions by an insured depository institution with, or for the benefit of, its affiliates. Transactions covered by Section 23A include loans, extensions of credit, investment in securities issued by an affiliate and acquisitions of assets from an affiliate. Section 23B of the Federal Reserve Act requires that most types of transactions by an insured depository institution with, or for the benefit of, an affiliate be on terms at least as favorable to the insured depository institution as if the transaction were conducted with an unaffiliated third-party.

        As noted above, the Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and a clarification regarding the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. The ability of the Federal Reserve Board to grant exemptions from these restrictions is also narrowed by the Dodd-Frank Act, including by requiring coordination with other bank regulators.

        The Federal Reserve Board's Regulation O and OCC regulations impose restrictions and procedural requirements in connection with the extension of credit by an insured depository institution to directors, executive officers, principal shareholders and their related interests.

Brokered Deposits

        The FDIA restricts the use of brokered deposits by certain depository institutions. Under the applicable regulations, (i) a "well capitalized insured depository institution" may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an "adequately capitalized insured depository institution" may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an "undercapitalized insured depository institution" may not accept, renew or roll over any brokered deposit. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution.

Concentrated Commercial Real Estate Lending Guidance

        The federal banking agencies, including the OCC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and non-farm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied commercial real estate loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Examination Fees

        The OCC currently charges fees to recover the costs of examining national banks, processing applications and other filings, and covering direct and indirect expenses in regulating national banks. The Dodd-Frank Act provides various agencies with the authority to assess additional supervision fees.

Deposit Insurance Assessments

        FDIC-insured depository institutions are required to pay deposit insurance assessments to the FDIC. The amount of a particular institution's deposit insurance assessment is based on that institution's risk classification under an FDIC risk-based assessment system. An institution's risk classification is assigned based on its capital levels and the level of supervisory concern the institution poses to the regulators. Deposit insurance assessments fund the DIF. As noted above, the Dodd-Frank Act changed the way an insured depository institution's deposit insurance premiums are calculated. These changes may impact assessment rates, which could impact the profitability of Green's operations.

Depositor Preference

        The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If Green invests in or acquires an insured depository institution that fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including Green, with respect to any extensions of credit they have made to such insured depository institution.

Anti-Money Laundering and OFAC

        Under federal law, financial institutions must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification in their dealings with non-U.S. financial institutions and non-U.S. customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's compliance with such obligations in connection with the regulatory review of applications, including applications for banking mergers and acquisitions. The regulatory authorities have imposed "cease and desist" orders and civil money penalty sanctions against institutions found to be violating these obligations.

        The Treasury Department's Office of Foreign Assets Control (which we refer to in this joint proxy statement/prospectus as "OFAC") is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If Green finds a name on any transaction, account or wire transfer that is on an OFAC list, Green must freeze or block such account or transaction, file a suspicious activity report and notify the appropriate authorities.

Consumer Laws and Regulations

        Banking organizations are subject to numerous laws and regulations intended to protect consumers. These laws include, among others:

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  Truth in Lending Act;

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  Truth in Savings Act;

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  Electronic Funds Transfer Act;

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  Expedited Funds Availability Act;

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  Equal Credit Opportunity Act;

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  Fair and Accurate Credit Transactions Act;

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  Fair Housing Act;

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  Fair Credit Reporting Act;

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  Fair Debt Collection Act;

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  GLB Act;

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  Home Mortgage Disclosure Act;

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  Right to Financial Privacy Act;

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  Real Estate Settlement Procedures Act;

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  laws regarding unfair and deceptive acts and practices; and

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  usury laws.

        Many states and local jurisdictions have consumer protection laws analogous, and in addition to, those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability. The creation of the CFPB by the Dodd-Frank Act has led to enhanced enforcement of consumer financial protection laws.

The Community Reinvestment Act

        The CRA is intended to encourage banks to help meet the credit needs of their service areas, including low and moderate-income neighborhoods, consistent with safe and sound operations. The bank regulators examine and assign each bank a public CRA rating. The CRA then requires bank regulators to take into account the federally insured bank's record in meeting the needs of its service area when considering an application by a bank to establish or relocate a branch or to conduct certain mergers or acquisitions. The Federal Reserve Board is required to consider the CRA records of a BHC's controlled banks when considering an application by the BHC to acquire a banking organization or to merge with another BHC. When Green applies for regulatory approval to engage in certain transactions, the regulators will consider the CRA record of the target institution and Green's depository institution subsidiaries. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The regulatory agency's assessment of the institution's record is made available to the public. Following its most recent CRA examination in July 2013, Green received an overall rating of "Satisfactory."

Changes in Laws, Regulations or Policies

        Federal, state and local legislators and regulators regularly introduce measures or take actions that would modify the regulatory requirements applicable to banks, their holding companies and other financial institutions. Changes in laws, regulations or regulatory policies could adversely affect the operating environment for Green in substantial and unpredictable ways, increase Green's cost of doing business, impose new restrictions on the way in which Green conducts its operations or add significant operational constraints that might impair Green's profitability. Green cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any implementing regulations, would have on Green's business, financial condition or results of operations. The Dodd-Frank Act is in the process of imposing substantial changes to the regulatory framework applicable to Green and its subsidiaries. The majority of these changes will be implemented over time by various regulatory agencies. The full effect that these changes will have on Green remains uncertain at this time and may have a material adverse effect on Green's business and results of operations.

Effect on Economic Environment

        The policies of regulatory authorities, including the monetary policy of the Federal Reserve Board, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve Board to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

        Federal Reserve Board monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of Green and its subsidiaries cannot be predicted.

Information About Green's Properties

        Green's principal executive office is located at 4000 Greenbriar, Houston, Texas 77098. Green has fourteen full service branches in the Houston, Dallas, Austin and Louisville MSAs. The following table sets forth a list of Green's branches and certain other properties which Green owned or leased as of March 31, 2015:

Location	Own or Lease	Sq. Ft.
Houston MSA
Greenbriar Branch 4000 Greenbriar Houston, Texas 77098	Own	19,310
Houstonian Branch 109 North Post Oak Lane, Suite 100 Houston, Texas 77024	Lease	5,736
Tanglewood Branch 5018 San Felipe, Suite D Houston, Texas 77056	Lease	3,550
Woodlands Branch 1455 Research Forest Drive The Woodlands, Texas 77380	Own	7,492
Kingwood Branch 1102 Kingwood Drive Kingwood, Texas 77339	Own	3,400
Cleveland Branch 908 E. Houston Street Cleveland, Texas 77327	Own	7,854

Location	Own or Lease	Sq. Ft.
Dallas MSA
Dallas Uptown Branch 2408 Cedar Springs Dallas, Texas 75201	Lease	2,703
Addison Branch 16771 Dallas Parkway Addison, Texas 75001	Own	4,100
Dallas Preston Center Branch 4029 Northwest Highway Dallas, Texas 75225	Lease	2,274
Richardson Branch 1301 E. Campbell Road Richardson, Texas 75081	Own	10,458
Plano Branch 5224 W. Plano Parkway Plano, Texas 75093	Own	20,134
Plano Legacy Branch 7701 Legacy Drive Plano, Texas 75024	Lease	1,950
Austin MSA
Austin Harland Plaza Branch 1717 W. 6th Street Austin, TX 78703	Lease	4,490
Louisville MSA
Louisville Branch 1900 Colonel Sanders Lane Louisville, Kentucky 40213	Lease	660
Other Locations
Memorial Motor Bank 8611 Memorial Drive Houston, Texas 77024	Lease	1,390
Pepsi Cola Concierge 5600 Headquarters Drive Plano, Texas 75024	Lease	556
Pizza Hut Concierge 7100 Corporate Drive Plano, Texas 75024	Lease	230
YCC Concierge 5200 Commerce Crossing Drive Louisville, Kentucky 40229	Lease	660
Brookhollow Support Services Office 2900 North Loop South Houston, Texas 77092	Lease	21,265

        Green's operational support functions are centralized in its Brookhollow office in Northwest Houston, which houses management and staff totaling approximately 70 people with the capacity to significantly increase staffing within the existing space. In addition, certain credit support functions are performed out of Green's Richardson and Plano offices.

Green Legal Proceedings

        Green is from time to time subject to claims and litigation arising in the ordinary course of business. At this time, in the opinion of Green management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on Green's consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against Green could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially adversely affect Green's reputation, even if resolved in Green's favor.

Green Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

        The following discussion and analysis of Green's financial condition and results of operations should be read in conjunction with Green's interim condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended March 31, 2015, as well as the consolidated financial statements and accompanying notes and other detailed information for the fiscal year ended December 31, 2014, in each case, included elsewhere in this joint proxy statement/prospectus.

        Green is a Texas focused bank holding company headquartered in Houston, Texas. Green's wholly owned subsidiary, Green Bank, a nationally chartered commercial bank, provides commercial and private banking services primarily to Texas based customers through fourteen full service branches in the Houston, Dallas, Austin and Louisville MSAs. The Houston, Dallas and Austin MSAs are Green's target markets, and Green believes their growing economies and attractive demographics, together with Green's scalable platform, provide Green with opportunities for long-term and sustainable growth. Green's emphasis is on continuing to expand its existing business by executing on Green's proven business model as well as pursuing select strategic acquisitions and attracting additional talented portfolio bankers.

        Green generates the majority of its revenues from interest income on loans, customer service and loan fees and income from investment in securities. The revenues are partially offset by interest expense paid on deposits and other borrowings and noninterest expenses such as administrative and occupancy expenses. Net interest income is the difference between interest income on earning assets such as loans and securities and interest expense on liabilities such as deposits and borrowings which are used to fund those assets. Net interest income is Green's largest source of revenue. To evaluate net interest income, Green measures and monitors (1) yields on its loans and other interest-earning assets, (2) the costs of its deposits and other funding sources, (3) its net interest spread, (4) its net interest margin and (5) its provision for loan losses. Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders' equity, also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

        Changes in market interest rates and interest rates Green earns on interest-earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders' equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in Green's loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, in the Houston, Dallas, Austin and Louisville MSAs, as well as developments affecting the energy, technology and real estate sectors within these markets.

        Factors affecting the volume and cost of Green's deposits include changes in market interest rates and economic conditions in Green's target markets, as well as the ongoing execution of its balance sheet management strategy. For example, Green experienced significant year over year deposit growth of 27.5% in 2014 and 26.2% in 2012, and average rates on deposits were 0.59% in 2014 and 0.74% in 2012, in part reflecting increased marketing initiatives during these periods as part of its strategic focus on deposit growth to fund future loans as opposed to cost reduction. Conversely, Green's deposits as of December 31, 2013 decreased by 1.0% compared to its deposits as of December 31, 2012, reflecting a shift in Green's focus as Green sought to deploy its existing deposit-driven liquidity into loans.

Critical Accounting Policies

        Green's significant accounting policies are integral to understanding the results reported. Green's accounting policies are described in detail in Note 1 to the consolidated financial statements included in Green's Annual Report on the Form 10-K for the year ended December 31, 2014. Green believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity:

        Allowance for loan losses—The allowance for loan losses is maintained at a level that management estimates to be appropriate to absorb probable credit losses in the portfolio as of the balance sheet date. This estimate involves numerous assumptions and judgments. Management utilizes a calculation methodology that includes both quantitative and qualitative factors and applies judgment when establishing the factors utilized in the methodology and in assessing the overall adequacy of the calculated results.

        The allowance for loan losses is a valuation allowance for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a determination is made that a loss is probable. Recoveries are credited to the allowance at the time of recovery. Green's allowance for loan losses consists of two components including a general component based upon probable but unidentified losses inherent in the portfolio and a specific component on individual loans that are considered impaired.

        The general component of the allowance for loan losses related to probable but unidentified losses inherent in the portfolio is based on various factors including Green's historical loss experience, historical loss experience for peer banks, growth trends, loan concentrations, migration trends between internal loan risk ratings, current economic conditions and other qualitative factors. The other qualitative factors considered may include changes in lending policies and procedures, changes in the experience and ability of lending and credit staff and management, changes in the quality of the loan review system and other factors.

        To arrive at the general component of the allowance, loans are first separated into originated and acquired groups and then further separated by loan type for each group. The factors described above are calculated for the applicable loan groups and for each loan type within the applicable group and then applied to the loan balance by type to calculate the general reserve. The actual loss factor is based on Green's actual three year loss history as a percentage of loans by type. A minimum actual loss factor equal to the average three year loss history for the total loan portfolio is then applied. A peer loss factor is calculated by weighting Green's actual loss history and that of its peer banks as a percentage of loans by type for the same historical three year period. A peer loss factor is added to increase the allowance if Green's actual loss history is less than the calculated peer loss factor. Additional factors are evaluated based on Green's loan growth when compared to prior year growth, loan concentrations in groups of similar loan types, migration in its loans by internal risk grade and the level of monitored and classified loans to capital. Management also evaluates various economic indicators, such as state and national unemployment, initial jobless claims, consumer confidence, natural gas price, GDP and a composite city home price index, to establish an economic factor.

        The specific component of the allowance for loan losses is calculated based on a review of individual loans considered impaired. The analysis of impaired losses may be based on the present value of expected future cash flows discounted at the effective loan rate, an observable market price or the fair value of the underlying collateral on collateral dependent loans. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating, or other conditions beyond Green's control.

        Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb inherent losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb inherent losses. If economic conditions or borrower behavior deviate substantially from the assumptions utilized in the allowance calculation, increases in the allowance may be required.

        Estimates of loan losses involve an exercise of judgment. While it is reasonably possible that in the near term Green may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb probable losses that exist in the current loan portfolio.

        Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management's assessment of overall portfolio quality. Green maintains the allowance at an amount that management believes is sufficient to provide for estimated losses inherent in Green's loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management's assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on Green's allowance, and therefore Green's financial position, liquidity or results of operations.

        Accounting for Acquired Loans and the Allowance for Acquired Loan Losses—Acquisitions are accounted for using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the acquired loans incorporates assumptions regarding credit risk. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof. The excess of cash flows expected at acquisition over the estimated fair value is considered the accretable discount and is recognized in interest income over the remaining life of the loan using the interest method.

        Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with Financial Accounting Standards Board (which we refer to in this joint proxy statement/prospectus as "FASB") Accounting Standards Codification (which we refer to in this joint proxy statement/prospectus as "ASC") 310-30. The difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. Subsequent increases in the expected cash flows will result in a recovery of any previously recorded allowance for loan losses and a reclassification from non-accretable discount to accretable discount.

        At period-end after acquisition, the fair-valued acquired loans from each acquisition are reassessed to determine whether an addition to the allowance for credit losses is appropriate due to further credit quality deterioration. For further discussion of the methodology used in the determination of the allowance for credit losses for acquired loans, see "—Financial Condition—Allowance for loan losses" section below.

        Business combinations—Green applies the acquisition method of accounting for business combinations in accordance with ASC 805, Business Combinations. Under the acquisition method, the acquiring entity in a business combination recognizes all of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. The excess of the purchase price over the estimated fair value of the net assets, including identifiable intangible assets, for tax-free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets, including identifiable intangible assets, for taxable acquisitions is also recorded as goodwill, and is deductible for tax purposes. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred. The results of operations for each acquisition have been included in Green's consolidated financial results beginning on the respective acquisition date.

        Determining the fair value of assets acquired and liabilities assumed is considered a critical accounting estimate because the allocation of the fair value to the assets acquired and liabilities assumed requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on Green's financial position, liquidity or results of operations.

        Goodwill—Goodwill has an indefinite useful life and is subject to an annual impairment test and more frequently if a triggering event occurs indicating that it is more likely than not that the fair value of Green, which is Green's only reporting unit, is below the carrying value of its equity. Green completed its annual impairment analysis of goodwill as of December 31, 2014, and based on this analysis, Green does not believe any of its goodwill is impaired as of such date because the fair value of its equity substantially exceeded Green's carrying value. The goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared with its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. As part of Green's impairment analysis, Green uses a variety of methodologies in determining the fair value of the reporting unit, including cash flow analyses that are consistent with the assumptions management believes hypothetical marketplace participants would use.

        Fair Value of Financial Instruments—Green determines the fair market values of financial instruments based on the fair value hierarchy established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value. Level 1 inputs include quoted market prices, where available. If such quoted market prices are not available, Level 2 inputs are used. These inputs are based upon internally developed models that primarily use observable market-based parameters. Level 3 inputs are unobservable inputs which are typically based on an entity's own assumptions, as there is little, if any, related market activity. Green's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

        Emerging Growth Company—Pursuant to the JOBS Act, an emerging growth company can elect to opt in to any new or revised accounting standards that may be issued by the FASB or the SEC otherwise applicable to non-emerging growth companies. Green has elected to opt in to such standards, which election is irrevocable.

        Green will likely take advantage of some of the reduced regulatory and reporting requirements that are available to Green so long as Green qualifies as an emerging growth company, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

Recent Acquisitions

        On October 17, 2014 Green acquired SP Bancorp, Inc. and its subsidiary SharePlus Bank, a Texas chartered state bank headquartered in the Dallas MSA for aggregate cash consideration of $46.4 million. SharePlus operated as a full-service commercial bank, providing services that include the acceptance of checking and saving deposits and the origination of one- to four-family residential mortgage, mortgage warehouse, commercial real estate, commercial business, home equity, automobile and personal loans. SharePlus' business consisted primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in loans and securities. As of September 30, 2014 SharePlus had four branches (three in the Dallas MSA and one in Kentucky), $33.7 million in shareholders' equity, $348.7 million in assets, $280.5 million in deposits and $248.2 million in loans, and $204.0 million, or 82.2% of its total loan portfolio was comprised of residential and commercial real estate loans.

Green Management's Discussion and Analysis of Financial Condition and Results of Operations—March 31, 2015

        Total assets were $2.3 billion as of March 31, 2015 compared with $2.2 billion as of December 31, 2014, an increase of $56.5 million or 2.6%. Total deposits were $1.9 billion as of March 31, 2015 compared with $1.8 billion as of December 31, 2014, an increase of $86.1 million or 4.7%. Total loans held for investment were $1.8 billion at March 31, 2015, an increase of $11.7 million or 0.6% compared with $1.8 billion as of December 31, 2014. At March 31, 2015 and December 31, 2014, Green had $6.9 million and $4.8 million, respectively, in non-accrual loans and Green's allowance for loan losses was $17.5 million and $15.6 million, respectively. Shareholders' equity was $293.8 million and $288.4 million at March 31, 2015 and December 31, 2014, respectively. The increases are primarily due to execution of Green's organic growth strategy and the SharePlus acquisition.

Results of Operations

        Net income available to common shareholders was $4.6 million ($0.18 per common share on a diluted basis) for the quarter ended March 31, 2015 compared with $3.5 million for the quarter ended March 31, 2014, an increase in net income of $1.1 million or 33.3%. Green experienced returns on average common equity of 6.46% and 7.04%, returns on average assets of 0.85% and 0.82% and efficiency ratios of 60.9% and 61.3% for the quarters ended March 31, 2015 and 2014, respectively. The efficiency ratio is calculated as noninterest expense divided by the sum of net interest income and noninterest income. The improvement in the efficiency ratio was primarily due to increased net interest income and noninterest income.

Net Interest Income

        Green's operating results depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. Green's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

        Net interest income before the provision for loan losses for the three months ended March 31, 2015 was $20.5 million compared with $15.7 million for the three months ended March 31, 2014, an increase of $4.8 million or 30.9%. The increase in net interest income was primarily due to the increase in average loans outstanding of $410.2 million, or 29.8%, driven by the SharePlus acquisition and organic loan growth compared to the same period in 2014. Interest income was $22.7 million for the three months ended March 31, 2015, an increase of $4.6 million compared with the three months ended March 31, 2014. Interest income on loans was $21.7 million for the three months ended March 31, 2015, an increase of $4.7 million or 27.6% compared with the three months ended March 31, 2014 primarily due to the increase in average loans outstanding related to the SharePlus acquisition. Interest income on securities was $878 thousand for the three months ended March 31, 2015, a decrease of $151 thousand compared with the three months ended March 31, 2014 primarily due to a 13 basis point decrease in the average yield on the securities portfolio. Average interest-bearing liabilities decreased $231.4 million for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 and average rate on interest-bearing liabilities decreased from 0.79% to 0.60% for the same time period resulting in an overall decrease in interest expense of $245 thousand. During the three months ended March 31, 2015, average noninterest-bearing deposits increased $155.0 million from $275.6 million during the three months ended March 31, 2014 to $430.5 million for the three months ended March 31, 2015. Total cost of funds, including noninterest-bearing deposits decreased 18 basis points to 0.46% for the three months ended March 31, 2015 compared to 0.65% for the same period in 2014.

        Net interest margin, defined as net interest income divided by average interest-earning assets, for the three months ended March 31, 2015 was 3.93%, an increase of 13 basis points compared with 3.79% for the same period in 2014.

        The following tables present, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the Three Months Ended March 31,
	2015			2014
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-Earning Assets:
Loans	$1,784,400	$21,659	4.92%	$1,374,230	$16,976	5.01%
Securities	235,946	878	1.51	255,039	1,029	1.64
Other investments	10,435	110	4.28	9,021	78	3.51
Federal funds sold	639	—	—	596	—	—
Interest earning deposits in financial institutions	86,536	55	0.26	36,621	24	0.27

Total interest-earning assets	2,117,956	22,702	4.35%	1,675,507	18,107	4.38%

Allowance for loan losses	(15,784)			(16,792)
Noninterest-earning assets	105,697			69,815

Total assets	$2,207,869			$1,728,530

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing transaction and savings deposits	$788,020	$682	0.35%	$603,653	$577	0.39%
Certificates and other time deposits	639,300	1,474	0.94	572,389	1,810	1.28
Securities sold under agreements to repurchase	15,194	6	0.16	6,234	2	0.13
Other borrowed funds	35,540	24	0.27	64,338	42	0.26

Total interest-bearing liabilities	1,478,054	2,186	0.60%	1,246,614	2,431	0.79%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	430,542			275,584
Other liabilities	7,599			5,314

Total liabilities	1,916,195			1,527,512

Shareholders' equity	291,674			201,018

Total liabilities and shareholders' equity	$2,207,869			$1,728,530

Net interest rate spread			3.75%			3.59%
Net interest income and margin(1)		$20,516	3.93%		$15,676	3.79%

(1)
The net interest margin is equal to net interest income divided by average interest-earning assets.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes in interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	For the Three Months Ended March 31,
	2015 vs. 2014
	Increase (Decrease) Due to Change in
	Volume	Rate	Total
	(Dollars in thousands)
Interest-Earning assets:
Loans, including fees	$5,067	$(384)	$4,683
Securities	(77)	(74)	(151)
Other investments	12	20	32
Federal funds sold	—	—	—
Interest-earning deposits in financial institutions	33	(2)	31

Total increase (decrease) in interest income	5,035	(440)	4,595
Interest-bearing liabilities:
Interest-bearing transaction and savings deposits	$176	$(71)	$105
Certificates and other time deposits	212	(548)	(336)
Securities sold under agreements to repurchase	3	1	4
Other borrowings	(19)	1	(18)

Total increase (decrease) in interest expense	372	(617)	(245)

Increase (decrease) in net interest income	$4,663	$177	$4,840

Provision for loan losses

        Green's provisions for loan losses are charged to income in order to bring its total allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses." The allowance for loan losses at March 31, 2015 was $17.5 million, representing 0.97% of total loans as of such date.

        Green recorded $1.5 million in provision for loan losses for the three months ended March 31, 2015 compared with $1.2 million for the same period in 2014. Net recoveries for the three months ended March 31, 2015 were $432 thousand compared with net charge-offs of $2.5 million for the three months ended March 31, 2014. This increase reflected a decrease in gross charge-offs from $2.5 million to $182 thousand for the three months ended March 31, 2015 and 2014, respectively, and an increase in recoveries from $54 thousand to $614 thousand for the three months ended March 31, 2015 and 2014, respectively.

Noninterest Income

        Green's primary sources of recurring noninterest income are customer service fees, loan fees, gains on the sale of loans and available for sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield.

        For the three months ended March 31, 2015, noninterest income totaled $2.1 million, an increase of $478 thousand or 29.7% compared with the three months ended March 31, 2014. This increase was primarily due to a $332 thousand, or 62.5%, increase in customer service fees, a $215 thousand, or 50.0%, increase in gain on sale of the government guaranteed portion of certain loans, offset by a $179 thousand, or 32.5%, decrease in miscellaneous loan fees.

        The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Three Months Ended March 31,
	2015	2014
	(Dollars in thousands)
Customer service fees	$863	$531
Loan fees	371	550
Gain on sale of guaranteed portion of loans	645	430
Gain on sale of loans held-for-sale, net	75	—
Other	131	96

Total noninterest income	$2,085	$1,607

Noninterest Expense

        For the three months ended March 31, 2015, noninterest expense totaled $13.8 million, an increase of $3.2 million or 29.8% compared with the three months ended March 31, 2014. The increase was primarily due to a $1.8 million increase in salaries and employee benefits resulting from increased staffing, increased compensation due to Green's portfolio banker compensation program and general merit compensation increases. Additionally, $687 thousand increase in professional fees, $327 thousand increase in occupancy expenses and $256 thousand increase in data processing, primarily due to the Share Plus acquisition, contributed to the increase in noninterest expense comparing the quarter ended March 31, 2015 to the same period in 2014.

        The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Three Months Ended March 31,
	2015	2014
	(Dollars in thousands)
Salaries and employee benefits(1)	$8,757	$6,931
Non-staff expenses:
Occupancy	1,460	1,133
Professional and regulatory fees	1,467	780
Data processing	644	388
Software license and maintenance	362	315
Marketing	148	172
Loan related	109	117
Real estate acquired by foreclosure, net	13	169
Other	796	592

Total noninterest expense	$13,756	$10,597

(1)
Total salaries and employee benefits include stock based compensation expense of $121 thousand and $49 thousand for the three months ended March 31, 2015 and 2014, respectively.

        Efficiency Ratio.    The efficiency ratio is a supplemental financial measure utilized in Green's internal evaluation of its performance. Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Green's efficiency ratio was 60.9% for the three months ended March 31, 2015, compared with 61.3% for the three months ended March 31, 2014. The decrease was primarily due to increased net interest income and noninterest income.

Income Taxes

        Income tax expense increased $716 thousand, or 36.3% to $2.7 million for the three months ended March 31, 2015, compared with $2.0 million for the same period in 2014. The increases were primarily attributable to higher pre-tax net earnings for the three months ended March 31, 2015 compared with the same period in 2014. The effective income tax rate for the three months ended March 31, 2015 and 2014 was 36.7% and 36.2%, respectively.

Financial Condition

Loan Portfolio

        At March 31, 2015, total loans were $1.8 billion, an increase of $12.1 million or 0.7% compared with December 31, 2014. This increase was primarily due to the execution of Green's growth strategy and the continued strength of Green's target markets. At March 31, 2015 and December 31, 2014, $939 thousand and $573 thousand of loans were classified as held-for-sale, respectively.

        The following table summarizes Green's loan portfolio by type of loan as of the dates indicated:

	March 31, 2015		December 31, 2014
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial & industrial	$744,380	41.1%	$788,410	43.8%
Real Estate:
Owner occupied commercial real estate	166,604	9.2	163,592	9.1
Commercial real estate	367,071	20.3	339,006	18.8
Construction, land & land development	273,125	15.1	240,666	13.4
Residential mortgage	249,591	13.7	257,066	14.3
Consumer and Other	10,071	0.6	10,415	0.6

Total loans held for investment	$1,810,842	100.0%	$1,799,155	100.0%

Total loans held-for-sale	$939	100.0%	$573	100.0%

Nonperforming Loans

        Nonperforming loans include loans on nonaccrual status, accruing loans 90 or more days past due and restructured loans. Impaired loans do not include purchased loans that were identified upon acquisition as having experienced credit deterioration since origination (which we refer to in this joint proxy statement/prospectus as "purchased credit impaired loans" or "PCI loans"). Green had $9.3 million in nonperforming loans at March 31, 2015, compared with $7.1 million at December 31, 2014. The ratio of nonperforming loan to total loans was 0.51% at March 31, 2015 compared with 0.40% at December 31, 2014.

        Green generally places a loan on nonaccrual status and cease accruing interest when a loan displays problems that may jeopardize full and timely collection of principal and/or interest, evidenced by one or more of the following: (i) full payment of principal and interest becomes questionable; (ii) the loan becomes 90 days past due as to principal or interest; (iii) the loan is graded as doubtful;

(iv) the borrower files bankruptcy and does not reaffirm its indebtedness to Green; or (v) foreclosure proceedings are initiated against collateral property. An exception to this is if the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.

        The following table presents information regarding nonperforming loans at the dates indicated:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Nonaccrual loans	$3,789	$2,127
Accruing loans 90 or more days past due	7	16
Restructured loans—nonaccrual	3,113	2,717
Restructured loans—accrual	2,390	2,257

Total nonperforming loans	$9,299	$7,117

Allowance for loan losses

        Green's allowance for loan losses is established through charges to income in the form of the provision in order to bring Green allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses." The allowance for loan losses at March 31, 2015 was $17.5 million, representing 0.97% of total loans, compared with $15.6 million, or 0.87% of total loans, at December 31, 2014. Loans acquired were recorded at fair value based on a discounted cash flow valuation methodology.

        The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of and for the Three Months Ended March 31,
	2015	2014
	(Dollars in thousands)
Average loans outstanding(1)	$1,783,456	$1,374,230

Total loans outstanding at end of period(1)	1,810,842	1,404,275

Allowance for loan losses at beginning of period	15,605	16,361
Provision for loan losses	1,505	1,223
Charge-offs:
Commercial and industrial	(77)	(1,239)
Consumer and Other	(105)	(1,281)

Total charge-offs	(182)	(2,520)

Recoveries:
Commercial and industrial	597	50
Commercial real estate	1	1
Residential mortgage	12	3
Consumer and Other	4	1

Total recoveries	614	55

Net recoveries (charge-offs)	432	(2,465)

Allowance for loan losses at end of period	$17,542	$15,119

Ratio of allowance to end of period loans	0.97%	1.08%
Ratio of net charge-offs to average loans	(0.02)%	0.18%

(1)
Excluding loans held-for-sale

        Please see "—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses" for additional discussion of Green allowance policy.

        In connection with Green's review of the loan portfolio, Green considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

  •
  for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

  •
  for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

  •
  for one-to-four family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of collateral; and

  •
  for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan-to-value ratio.

        Acquired loans are recorded at fair value as of the date of acquisition. Determining the fair value of the acquired loans involves estimating the amount and timing of future expected cash flows and discounting those cash flows at a market rate of interest. Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with ASC 310-30, and the difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. No corresponding allowance for loan losses is recorded for these loans at acquisition.

        Green increased the qualitative factors utilized in the allowance methodology to recognize the increased risk profile as a result of the economic uncertainties primarily driven by the decline in oil prices. Green believes that the allowance for loan losses at March 31, 2015 was adequate to cover probable losses in the loan portfolio as of such date. There can be no assurance, however, that Green will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at March 31, 2015.

Securities

        Green uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At March 31, 2015, the carrying amount of investment securities totaled $228.0 million, a decrease of $10.2 million or 4.3% compared with $238.3 million at December 31, 2014. At March 31, 2015, securities represented 10.1% of total assets compared with 10.8% at December 31, 2014.

        The following table summarizes the amortized cost and fair value by classification of securities as of the dates shown:

	March 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$55,049	$78	$(5)	$55,122
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	94,716	2,445	(28)	97,133
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	27,893	72	(182)	27,783

Total	$177,658	$2,595	$(215)	$180,038

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$15,650	$493	$(83)	$16,060
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	32,347	137	(182)	32,302

Total	$47,997	$630	$(265)	$48,362

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$57,108	$21	$(85)	$57,044
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	100,002	2,022	(108)	101,916
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	28,821	74	(290)	28,605

Total	$185,931	$2,117	$(483)	$187,565

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$16,823	$485	$(123)	$17,185
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	33,890	87	(437)	33,540

Total	$50,713	$572	$(560)	$50,725

        Management evaluates securities for other-than-temporary impairment (which we refer to this joint proxy statement/prospectus as "OTTI") at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities classified as available-for-sale or held-to-maturity are evaluated for OTTI under ASC 320, Investments—Debt and Equity Securities.

        In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

        When OTTI occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

        As of March 31, 2015, Green does not intend to sell any debt securities classified as held-to-maturity and management believes that Green more likely than not will not be required to sell any debt securities that are in a loss position before their anticipated recovery, at which time Green will receive full value for the securities. Furthermore, as of March 31, 2015, management does not have the intent to sell any of its securities classified as available-for-sale that are in a loss position and believes that it is more likely than not that Green will not have to sell any such securities before a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of March 31, 2015, management believes any impairment in Green's securities is temporary and no impairment loss has been realized in Green's consolidated statements of income.

        Declines in the fair value of individual securities below their cost that are other-than-temporary would result in writedowns, as a realized loss, to their fair value. In evaluating other-than-temporary impairment losses, management considers several factors including the severity and the duration that the fair value has been less than cost, the credit quality of the issuer, and whether it is more likely than not that Green will be required to sell the security before a recovery in value. Green has not realized any losses due to other-than-temporary impairment of securities in the first three months of March 31, 2015 or the 2014 fiscal year.

Deposits

        Total deposits at March 31, 2015 were $1.9 billion, an increase of $86.1 million, or 4.7%, compared to $1.8 billion at December 31, 2014, due to an increase in noninterest bearing demand deposits of $27.2 million, an increase in interest-bearing transaction and savings accounts of $32.0 million and an increase in certificates and other time deposits of $27.1 million. Noninterest bearing deposits at March 31, 2015 were $459.1 million compared with $431.9 million at December 31, 2014, an increase of $27.2 million or 6.3%. Interest bearing deposits at March 31, 2015 were $1.5 billion an increase of $59.0 million or 4.2% compared with December 31, 2014.

        The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Three Months Ended March 31,
	2015		2014
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest-bearing transaction deposits	$135,727	0.11%	$75,770	0.22%
Money market and savings deposits	652,293	0.40	527,883	0.41
Certificates and other time deposits	639,300	0.94	572,389	1.28

Total interest-bearing deposits	$1,427,320	0.61	$1,176,042	0.82
Noninterest-bearing deposits	430,542	—	275,584	—

Total deposits	$1,857,862	0.47%	$1,451,626	0.67%

Other Borrowed Funds

        The following table presents Green's borrowings at the dates indicated. There were no borrowings outstanding under Green's arrangement with the Dallas Federal Reserve and there were no federal funds purchased outstanding at the dates indicated.

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
FHLB advances	$7,323	$47,586
Repurchase agreements	13,012	4,605

Total	$20,335	$52,191

        FHLB advances—Green has an available borrowing arrangement with the FHLB, which allows it to borrow on a collateralized basis. At March 31, 2015 and December 31, 2014, total borrowing capacity of $483.8 million and $367.2 million, respectively, was available under this arrangement. At March 31, 2015 and December 31, 2014, $7.3 million and $47.6 million was outstanding with an average interest rate of 0.83% and 0.25%, respectively. All of Green's FHLB advances mature within eight years. These borrowings are collateralized by a blanket lien on certain real estate loans. The increase in total borrowing capacity is due to loan portfolio growth. Green utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in Green's portfolio.

        Securities Sold Under Agreements to Repurchase—Securities sold under agreements to repurchase represent the purchase of interests in securities by banking customers. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. Green does not account for any of Green's repurchase agreements as sales for accounting purposes in Green's financial statements. Repurchase agreements with banking customers are settled on the following business day. All securities sold under agreements to repurchase are collateralized by pledged securities. The securities underlying the repurchase agreements are held in safekeeping by Green Bank's safekeeping agent.

        Dallas Federal Reserve—Green has an available borrower in custody arrangement with the Dallas Federal Reserve, which allows it to borrow on a collateralized basis. Certain commercial and consumer loans are pledged under this arrangement. Green maintains this borrowing arrangement to meet liquidity needs pursuant to Green's contingency funding plan. At March 31, 2015 and December 31, 2014, $367.0 million, $377.3 million, respectively, were available under this arrangement and no borrowings were outstanding.

        Federal Funds Purchased—Green has available federal funds lines of credit with its correspondent banks. As of March 31, 2015 and December 31, 2014, there were no federal funds purchased outstanding.

Liquidity and Capital Resources

Liquidity

        Liquidity involves Green's ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. During the three months ended March 31, 2015 and the 2014 fiscal year, Green's liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to purchased funds from correspondent banks and overnight advances from the FHLB and the Dallas Federal Reserve are available and have been utilized on occasion to take advantage of investment opportunities, Green does not generally rely on these external funding sources. Green expects capital resources and liquidity will be sufficient for at least the next twelve months.

        As of March 31, 2015, Green had outstanding $513.2 million in commitments to extend credit and $3.8 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

        As of March 31, 2015, Green had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature.

        As of March 31, 2015, Green had cash and cash equivalents of $129.1 million, an increase of $60.2 million compared with $69.0 million as of December 31, 2014.

Contractual Obligations

        The following table summarizes Green's contractual obligations and other commitments to make future payments as of March 31, 2015 (other than securities sold under repurchase agreements). Green's future cash payments associated with its contractual obligations pursuant to its certificates and other time deposits, FHLB advances including interest, and operating leases, as of the date indicated are as follows:

	March 31, 2015
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Certificates and other time deposits	$383,667	$205,372	$74,412	$—	$663,451
FHLB advances	3,750	1,158	2,077	556	7,541
Operating leases	1,251	2,416	1,491	2,023	7,181

Total	$388,668	$208,946	$77,980	$2,579	$678,173

Off Balance Sheet Items

        In the normal course of business, Green enters into various transactions, which, in accordance with GAAP, are not included in its consolidated balance sheets. Green enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

        Green's commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of March 31, 2015 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	March 31, 2015
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Commitments to extend credit	$158,446	$179,717	$99,475	$75,576	$513,214
Standby and commercial letters of credit	3,707	69	—	—	3,776

Total	$162,153	$179,786	$99,475	$75,576	$516,990

Capital Resources

        Total shareholders' equity was $293.8 million at March 31, 2015, an increase of $5.4 million or 1.9% compared with $288.4 million at December 31, 2014. The increase was the result of retained earnings of $4.6 million for the three month period and an increase in the value of available for sale securities recognized in other accumulated comprehensive earnings of $485 thousand.

        In July 2013, the Federal Reserve Board published the Basel III Capital Rules. The Basel III Capital Rules, among other things, (i) introduce a new capital measure called CET1, (ii) specify that Tier 1 capital consist of Common Equity Tier 1 and "Additional Tier 1 Capital" instruments meeting specified requirements, (iii) define Common Equity Tier 1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to Common Equity Tier 1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments as compared to existing regulations. The Basel III Capital Rules became effective for Green on January 1, 2015 with certain transition provisions fully phased in on January 1, 2019.

        The following table provides a comparison of Green's and Green Bank's leverage and risk weighted capital ratios as of March 31, 2015 and December 31, 2014 to the minimum and well capitalized regulatory standards:

	March 31, 2015
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$277,937	13.9%	$160,359	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	260,148	13.0	120,269	6.0	N/A	N/A
Common equity tier 1 capital(3)	260,148	13.0	90,202	4.5	N/A	N/A
Tier I capital (to average assets)	260,148	12.0	87,032	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$268,912	13.4%	$160,178	8.0%	$200,223	10.0%
Tier 1 capital (to risk weighted assets)	251,123	12.5	120,134	6.0	160,178	8.0
Common equity tier 1 capital(3)	251,123	12.5	90,100	4.5	130,145	6.5
Tier I capital (to average assets)	251,123	11.6	86,705	4.0	108,381	5.0

	December 31, 2014
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$268,770	14.0%	$154,052	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	252,963	13.1	77,026	4.0	N/A	N/A
Tier I capital (to average assets)	252,963	12.1	84,003	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$259,313	13.5%	$153,867	8.0%	$192,334	10.0%
Tier 1 capital (to risk weighted assets)	243,506	12.7	76,934	4.0	115,400	6.0
Tier I capital (to average assets)	243,506	11.6	83,738	4.0	104,673	5.0

(1)
The Federal Reserve Board may require Green to maintain capital ratios above the required minimums.

(2)
The FDIC or the OCC may require Green Bank to maintain capital ratios above the required minimums.

(3)
Common equity tier 1 capital ratio is a new ratio required under the Basel III Capital Rules effective January 1, 2015.

Green Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014

        Net income was $14.7 million, $12.6 million and $8.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. The change in net income during 2014 was principally due to increased interest income resulting from growth in loans during the period. The change in net income during 2013 was principally due to increased interest income resulting from growth in loans and reduced provision for loan losses resulting from minimal net loan charge-offs during the period.

        Green's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions, was 67.0% in 2014, 64.6% in 2013 and 63.7% in 2012. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Green also monitors the efficiency ratio in comparison with changes in Green's total assets and loans, and Green believes that maintaining or reducing the efficiency ratio during periods of growth demonstrates the scalability of its operating platform. Green expects to continue to benefit from its scalable platform in future periods as Green believes it has already incurred a significant portion of the additional overhead expense necessary to support growth as Green continues to execute its business strategy. The increase from 2013 to 2014 is primarily due to the one time acquisition expenses related to the SharePlus acquisition.

        Total assets were $2.2 billion as of December 31, 2014 compared with $1.7 billion as of December 31, 2013, an increase of $493.0 million or 28.9%. Total deposits were $1.8 billion as of December 31, 2014 compared with $1.4 billion as of December 31, 2013, an increase of $398.3 million or 27.5%. Total loans were $1.8 billion at December 31, 2014, an increase of $439.7 million or 32.3% compared with $1.4 billion as of December 31, 2013. At December 31, 2014 and 2013, Green had $4.8 million and $11.4 million, respectively, in non-accrual loans and Green's allowance for loan losses was $15.6 million and $16.4 million, respectively. Shareholders' equity was $288.4 million and $199.2 million at December 31, 2014 and 2013, respectively. The increases are primarily due to execution of Green's organic growth strategy, to the acquisition of Share Plus and to the completion of Green's initial public offering.

Results of Operations

        Net income available to common shareholders for the year ended December 31, 2014 was $14.7 million, compared with $12.6 million for the same period in 2013. Net income per diluted common share was $0.64 for the year ended December 31, 2014, compared with $0.60 for the same period in 2013. The increase in net income was principally due to increased interest income resulting from growth in loans partially due to the SharePlus acquisition. Other factors also contributed to the increase, including an increase in noninterest income and a decrease in interest expense, offset by increases in noninterest expense, provision for income taxes and provision for loan losses. Returns on average assets and average common equity, each on an annualized basis, for the year ended December 31, 2014 were 0.79% and 6.33% and for year ended December 31, 2013 were 0.75% and 6.53%, respectively. Green's efficiency ratio was 67.0% for the year ended December 31, 2014 compared to 64.6% for 2013. The efficiency ratio is calculated as noninterest expense divided by the sum of net interest income and noninterest income. The increase from 2013 to 2014 is primarily due to the one time acquisition expenses related to the SharePlus acquisition.

Net Interest Income

        Green's operating results depend primarily on Green's net interest income, which is the difference between interest income on interest-earning assets, including loans and securities, and interest expense incurred on interest-bearing liabilities, including deposits and other borrowed funds. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income. Green's net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as a "volume change." It is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a "rate change."

        Year ended December 31, 2014 compared with year ended December 31, 2013.    Net interest income before provision for loan losses for the year ended December 31, 2014, was $70.2 million an increase of $13.1 million, or 23.0%, compared with $57.0 million during the same period in 2013. The increase was primarily due to a 20.4% increase in average loan volume and a 15 basis point decrease in the cost of interest-bearing deposits, partially offset by a 17 basis point decrease in loan yields. The net interest margin for the year ended December 31, 2014 increased to 3.88%, compared with 3.49% for the same period in 2013. Average noninterest-bearing deposits for the twelve months ended December 31, 2014 were $347.3 million, an increase of $86.8 million compared with the same period in 2013. Average shareholders' equity for the twelve months ended December 31, 2014 was $232.9 million, an increase of $39.7 million compared with the same period in 2013.

        Interest income was $79.6 million in 2014, an increase of $11.1 million over 2013. Interest income on loans was $75.1 million for 2014, an increase of $10.7 million or 16.6% compared with 2013 due to the increase in average loans outstanding, partially offset by the 28 basis point decrease in the average yield on the loan portfolio. Interest income on securities was $3.9 million during 2014, an increase of $622 thousand over 2013 due to a 23 basis point increase in the average yield on the securities portfolio and an increase in the average securities portfolio of $4.6 million.

        Interest expense was $9.4 million for 2014, a decrease of $2.0 million over 2013. Average interest-bearing transaction and savings deposits increased $6.1 million for 2014 compared to 2013 (approximately $23.9 million of the increase resulted from acquired interest-bearing transaction and savings deposits) and the average rate on interest-bearing transaction and savings deposits decreased from 0.50% to 0.39% for the same time period, resulting in a $674 thousand decrease in related interest expense. Average certificates and other time deposits increased $10.5 million for 2014 compared to 2013 (approximately $25.0 million of the increase resulted from acquired certificates and other time deposits) and the average rate decreased from 1.36% to 1.15% for the same time period resulting in a decrease in related interest expense of $1.0 million. During 2014, average noninterest-bearing deposits increased $86.8 million from $260.4 million during 2013 to $347.3 million during 2014 (approximately $6.1 million of the increase resulted from acquired non-interest-bearing deposits). Total cost of funds decreased 19 basis points to 0.58% for the year ended December 31, 2014 from 0.77% for the year ended December 31, 2013.

        Net interest margin, defined as net interest income divided by average interest-earning assets, for 2014 was 3.88%, an increase of 39 basis points compared with 3.49% for 2013.

        Year ended December 31, 2013 compared with year ended December 31, 2012.    Net interest income before the provision for loan losses for 2013 was $57.0 million compared with $51.6 million for 2012, an increase of $5.4 million or 10.5%. The increase in net interest income was primarily due to the increase in average loans outstanding of $181.7 million, or 17.1%, partially offset by a 28 basis point decrease in the average yield on the loan portfolio and the increase in average interest-bearing deposits outstanding of $180.2 million. The increase in average loans outstanding was due to the execution of Green's growth strategy and the continued strength of Green's target markets. The decrease in the average yield on the loan portfolio was primarily due to lower interest rates on new and renewed loans due to market factors. The increase in average interest-bearing deposits included $89.2 million in money market deposits, $58.6 million in time deposits and approximately $33.1 million resulting from acquired deposits.

        Interest income was $68.5 million in 2013, an increase of $6.9 million over 2012. Interest income on loans was $64.4 million for 2013, an increase of $6.4 million or 11.0% compared with 2012 due to the increase in average loans outstanding, partially offset by the decrease in the average yield on the loan portfolio. Interest income on securities was $3.4 million during 2013, an increase of $394 thousand over 2012 due to an 8 basis point increase in the average yield on the securities portfolio and an increase in the average securities portfolio of $14.2 million.

        Interest expense was $11.4 million for 2013, an increase of $1.4 million over 2012. Average interest-bearing transaction and savings deposits increased $103.8 million for 2013 compared to 2012 (approximately $15.3 million of the increase resulted from acquired interest-bearing transaction and savings deposits) and the average rate on interest-bearing transaction and savings deposits decreased from 0.55% to 0.50% for the same time period, resulting in a $237 thousand increase in related interest expense. Average certificates and other time deposits increased $76.4 million for 2013 compared to 2012 (approximately $17.8 million of the increase resulted from acquired certificates and other time deposits) and the average rate increased from 1.28% to 1.36% for the same time period resulting in an increase in related interest expense of $1.4 million. During 2013, average noninterest-bearing deposits increased $36.0 million from $224.4 million during 2012 to $260.4 million during 2013 (approximately $3.1 million of the increase resulted from acquired non-interest-bearing deposits). Total cost of funds decreased one basis point to 0.77% for the year ended December 31, 2013 from 0.78% for the year ended December 31, 2012.

        Net interest margin, defined as net interest income divided by average interest-earning assets, for 2013 was 3.49%, a decrease of 19 basis points compared with 3.68% for 2012.

        The following tables present, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the years ended December 31,
	2014			2013			2012
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-Earning Assets:
Loans	$1,498,450	$75,121	5.01%	$1,244,106	$64,404	5.18%	$1,062,431	$58,037	5.46%
Securities	251,731	3,993	1.59	247,114	3,371	1.36	232,924	2,977	1.28
Other investments	9,573	352	3.68	6,315	313	4.96	6,057	285	4.71
Federal funds sold	719	—	—	1,127	1	0.09	1,479	2	0.14
Interest earning deposits in financial institutions	50,291	139	0.28	137,106	370	0.27	100,997	280	0.28

Total interest-earning assets	1,810,764	79,605	4.40%	1,635,768	68,459	4.19%	1,403,888	61,581	4.39%

Allowance for loan losses	(15,916)			(14,974)			(12,907)
Noninterest-earning assets	78,315			67,047			61,634

Total assets	$1,873,163			$1,687,841			$1,452,615

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing transaction and savings deposits	$646,564	$2,539	0.39%	$640,448	$3,210	0.50%	$536,669	$2,973	0.55%
Certificates and other time deposits	584,771	6,747	1.15	574,294	7,789	1.36	497,923	6,381	1.28
Securities sold under agreements to repurchase	5,870	8	0.14	3,203	5	0.16	3,109	5	0.16
Other borrowed funds	48,503	134	0.28	10,593	413	3.90	15,330	614	4.01

Total interest-bearing liabilities	1,285,708	9,428	0.73%	1,228,538	11,417	0.93%	1,053,031	9,973	0.95%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	347,268			260,446			224,441
Other liabilities	7,319			5,723			4,624

Total liabilities	1,640,295			1,494,707			1,282,096

Shareholders' equity	232,868			193,134			170,519

Total liabilities and shareholders' equity	$1,873,163			$1,687,841			$1,452,615

Net interest rate spread			3.66%			3.26%			3.44%
Net interest income and margin(1)		$70,177	3.88%		$57,042	3.49%		$51,608	3.68%

(1)
The net interest margin is equal to net interest income divided by average interest-earning assets.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes in interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	Years Ended December 31,
	2014 vs. 2013			2013 vs. 2012
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest-Earning assets:
Loans, including fees	$13,167	$(2,450)	$10,717	$9,924	$(3,557)	$6,367
Securities	63	559	622	181	213	394
Other investments	161	(122)	39	12	16	28
Federal funds sold	—	(1)	(1)	—	(1)	(1)
Interest-earning deposits in financial institutions	(234)	3	(231)	100	(10)	90

Total increase (decrease) in interest income	13,157	(2,011)	11,146	10,217	(3,339)	6,878
Interest-bearing liabilities:
Interest-bearing transaction and savings deposits	$31	$(702)	$(671)	$575	$(338)	$237
Certificates and other time deposits	142	(1,184)	(1,042)	979	429	1,408
Securities sold under agreements to repurchase	4	(1)	3	—	—	—
Other borrowings	1,478	(1,757)	(279)	(190)	(11)	(201)

Total increase (decrease) in interest expense	1,655	(3,644)	(1,989)	1,364	80	1,444

Increase (decrease) in net interest income	$11,502	$1,633	$13,135	$8,853	$(3,419)	$5,434

Provision for loan losses

        Green's provisions for loan losses are charged to income in order to bring Green's total allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses." The allowance for loan losses at December 31, 2014 was $15.6 million, representing 0.87% of total loans as of such date.

        The provision for loan losses for the year ended December 31, 2014 was $2.7 million compared with $2.4 million for the year ended December 31, 2013. This increase was due to loan growth, larger loan losses during the period and an increase in Green's qualitative reserve factor applicable to energy related loans, partially offset by specific reserves that existed at the beginning of the year. Net charge-offs for the years ended December 31, 2014 and 2013 were $3.5 million and $163 thousand, respectively. This increase of $3.3 million reflected an increase in gross charge-offs from $1.5 million for the year ended December 31, 2013 to $4.2 million for the year ended December 31, 2014 and a decrease in recoveries from $1.3 million for the year ended December 31, 2013 to $775 thousand for the year ended December 31, 2014. Of the gross charge-offs recorded during 2014, $2.6 million is comprised of loan charge-offs of four commercial and industrial loans and $1.3 million is comprised of loan charge-offs of two consumer loans a portion of which were fully reserved at December 31, 2013. The increase in recoveries in 2014 is due to management's ongoing recovery efforts post charge-off, which resulted in recoveries in two consumer loans totaling $614 thousand. The provision for loan losses and net charge-offs for the year ended December 31, 2012 were $8.1 million and $4.5 million, respectively.

        The provision for loan losses for the year ended December 31, 2013 was $2.4 million compared with $8.1 million for the year ended December 31, 2012. This decrease was due to minimal loan losses during the period. Net charge-offs for the years ended December 31, 2013 and 2012 were $163 thousand and $4.5 million, respectively. This decrease of 96.4% reflected a decrease in gross charge-offs from $4.6 million for the year ended December 31, 2012 to $1.5 million for the year ended December 31, 2013 and an increase in recoveries from $131 thousand for the year ended December 31, 2012 to $1.3 million for the year ended December 31, 2013. Of the gross charge-offs recorded during 2012, $2.3 million is comprised of partial charge-offs at the time of foreclosure of two commercial real estate loans. The increase in recoveries in 2013 is due to management's ongoing recovery efforts post charge-off, which resulted in recoveries in three commercial and industrial loans totaling $857 thousand. The provision for loan losses and net charge-offs for the year ended December 31, 2011 were $8.4 million and $4.9 million, respectively.

Noninterest Income

        Green's primary sources of recurring noninterest income are customer service fees, loan fees, gains on the sale of loans and available-for-sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield.

        Noninterest income for year ended December 31, 2014 was $8.1 million, an increase of $3.2 million, or 67.4%, compared with $4.8 million for the same period in 2013. This increase was primarily due to a $1.6 million increase in gain on sale of the guaranteed portion of certain loans, an $829 thousand increase in customer service fees, and a $647 thousand increase in miscellaneous loan fees, primarily prepayment fees.

        For the year ended December 31, 2013, noninterest income totaled $4.8 million, a decrease of $297 thousand or 5.8% compared with 2012. This decrease was primarily due to non-recurring gains on the sale of available-for-sale securities and a bargain purchase gain realized in 2012, partially offset by gain on the sale of the guaranteed portion of certain loans and increases in loan and customer service fees.

        The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,
	2014	2013	2012
	(Dollars in thousands)
Customer service fees	$2,655	$1,826	$1,699
Loan fees	1,917	1,270	930
Gain (loss) on sale of available-for-sale securities, net	—	(7)	950
Gain on sale of held-for-sale loans, net	28	—	—
Gain on sale of guaranteed portion of loans	2,867	1,229	—
Bargain purchase gain	—	—	578
Other	589	494	952

Total noninterest income	$8,056	$4,812	$5,109

Noninterest Expense

        Noninterest expense for the year ended December 31, 2014, was $52.4 million, an increase of $12.5 million, or 31.2%, compared with $40.0 million for the same period in 2013. This increase was primarily due to $5.2 million of one-time acquisition expenses related to the SharePlus acquisition; a $2.3 million increase in salaries due to increased staffing levels and increased compensation due to Green's portfolio banker compensation program and general merit increases; and a $1.6 million increase in bonus and incentives. Additional factors contributing to the increase include: a $598 thousand increase resulting from the stock-based compensation expense associated with Green's equity plans; $579 thousand increase in employee benefits and taxes due to increased staffing levels; a $1.2 million increase in professional expenses, and a $881 thousand increase in real estate acquired by foreclosure expense resulting primarily from gain and rental income in the prior period.

        For the year ended December 31, 2013, noninterest expense totaled $40.0 million, an increase of $4.2 million or 11.8% compared with 2012. This increase was primarily due to an increase of $3.6 million in salaries and employee benefits, and an increase of $531 thousand in occupancy expense. For the year ended December 31, 2012, noninterest expense totaled $35.7 million, an increase of $9.3 million or 35.1% compared with $26.5 million for the same period in 2011. This increase was primarily related to an increase of $5.8 million in salaries and employee benefits, an increase of $1.1 million in occupancy expense, and an increase of $1.0 million in professional and regulatory fees. These items and other changes in the various components of noninterest expense are discussed in more detail below.

        The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,
	2014	2013	2012
	(Dollars in thousands)
Salaries and employee benefits(1)	$31,102	$25,618	$22,021
Non-staff expenses:
Occupancy	5,028	4,725	4,194
Professional and regulatory fees	5,647	3,224	3,506
Data processing	5,353	1,429	1,826
Software license and maintenance	1,424	965	750
Marketing	654	605	626
Loan related	523	813	584
Real estate acquired by foreclosure, net	286	(595)	107
Other	2,416	3,181	2,128

Total noninterest expense	$52,433	$39,965	$35,742

(1)
Total salaries and employee benefits include stock based compensation expense of $964 thousand, $366 thousand and $347 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

        Salaries and Employee Benefits.    Salaries and benefits were $31.1 million for the year ended December 31, 2014, an increase of $5.5 million compared to 2013. The increase was primarily due to a $2.3 million increase in salaries due to the SharePlus acquisition, increased staffing levels and increased compensation due to Green's portfolio banker compensation program and general merit increases; a $1.6 million increase in bonus and incentives; a $598 thousand increase resulting from the stock-based compensation expense associated with Green's equity plans; and $579 thousand increase in employee benefits and taxes due to increased staffing levels. Salaries and benefits were $25.6 million for the year ended December 31, 2013, an increase of $3.6 million compared to 2012. This increase was primarily due to an increase of 21 employees during 2013, the full year impact of the prior year staffing additions and an increase in compensation resulting from Green's portfolio banker compensation program and general merit increases. Total salaries and benefits for the year ended December 31, 2014 included $1.0 million in stock based compensation expense compared with $366 thousand and $347 thousand recorded for each of the years ended December 31, 2013 and 2012, respectively.

        Occupancy.    Occupancy expenses were $5.0 million, $4.7 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. The increase of $304 thousand or 6.4% for 2014 compared to 2013 was primarily due to increase in depreciation expense and ATM machine expense. The increase of $531 thousand or 12.7% for 2013 compared with 2012 was due primarily to the full year impact of the relocation of Green's operations center to the larger Brookhollow location during 2012, the full year impact of the Richardson branch acquired in the Opportunity Bancshares acquisition and the opening of a de novo branch in Addison, Texas in July 2013.

        Professional and regulatory fees.    Professional and regulatory fees expenses were $5.6 million, $3.2 million and $3.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. The increase of $2.4 million or 75.2% for 2014 compared to 2013 was primarily due to the acquisition expenses related to the SharePlus acquisition, increase in other M&A expenses and public company activity expenses. The decrease of $281 thousand or 8.0% for 2013 compared with 2012 was due primarily to the prior year one-time costs of $260 thousand related to the Opportunity Bancshares acquisition.

        Data processing.    Data processing expenses were $5.4 million, $1.4 million and $1.8 million for the years ended December 31, 2014, 2013 and 2012, respectively. The increase of $3.9 million or 274.6% for 2014 compared to 2013 was primarily due to expenses related to the termination and conversion of the SharePlus data processing services. The decrease of $397 thousand or 21.7% for 2013 compared with 2012 was due primarily to the prior year one-time cost of $537 thousand related to the Opportunity Bancshares acquisition.

        Real estate acquired by foreclosure.    Real estate acquired by foreclosure expenses were $286 thousand for the year ended December 31, 2014 compared to a gain of $595 thousand for the year ended December 31, 2013. The increase in real estate acquired by foreclosure expenses was primarily from gain and rental income in the prior period. Real estate acquired by foreclosure expenses decreased by $702 thousand, or 656.1%, from an expense of $107 thousand for the year ended December 31, 2012 to a gain of $595 thousand for the year ended December 31, 2013, due primarily to an increase in gains on sale of real estate acquired by foreclosure of $438 thousand (primarily due to a $569 thousand gain on the sale of one commercial real estate property), a decrease in expenses of $175 thousand and an increase in rental income of $89 thousand.

        Other.    Other noninterest expenses, which consist of subscription, membership and dues; employee expenses including travel, meals, entertainment and education; postage and delivery; amortization of intangibles; supplies, printing and reproduction; insurance; account related losses; correspondent bank fees; customer program expenses; and other operating expenses such as settlement of claims. Other noninterest expenses were $2.4 million, $3.2 million and $2.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. The decrease of $764 thousand or 24.0% for 2014 compared with 2013 was due primarily to other losses incurred in 2013 for which insurance proceeds were received in 2014. The increase of $1.1 million or 49.5% for 2013 compared with 2012 was due primarily to $364 thousand to settle claims primarily related to an acquired loan and $187 thousand provision for credit losses on off-balance sheet exposure.

        Efficiency Ratio.    The efficiency ratio is a supplemental financial measure utilized in Green's internal evaluation of Green's performance. Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Green's efficiency ratio was 67.0% for the year ended December 31, 2014, compared with 64.6% for the year ended December 31, 2013. This increase was primarily due to one-time expenses related to the SharePlus acquisition. Green's efficiency ratio was 64.6% for the year ended December 31, 2013, compared with 63.7% for the year ended December 31, 2012. This increase was primarily due to the full year impact of expense increases originating in 2012.

Income Taxes

        Income tax expense increased $1.5 million, or 21.1% to $8.4 million for the year ended December 31, 2014, compared with $6.9 million for the same period in 2013. The increase was primarily attributable to higher pre-tax net earnings. The effective income tax rate for the years ended December 31, 2014 and 2013 was 36% and 35%, respectively, as compared to the U.S. statutory rate of 35%.

        For the year ended December 31, 2013, income tax expense was $6.9 million compared with $4.4 million for the year ended December 31, 2012 and $0.9 million for the year ended December 31, 2011. The increase was primarily attributable to higher pre-tax net earnings. The effective income tax rates for the years ended December 31, 2013 and 2012 was 35% and 34%, respectively, as compared to U.S. statutory rates of 35% and 34%, respectively.

Impact of Inflation

        Green's consolidated financial statements and related notes have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

        Unlike many industrial companies, substantially all of Green's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Green's performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Financial Condition

Loan Portfolio

        At December 31, 2014, total loans were $1.8 billion, an increase of $439.7 million or 32.3% compared with December 31, 2013. This increase was primarily due to the SharePlus acquisition and continued opportunities for Green's portfolio bankers to generate new loans and expand existing relationships within Green's target markets. There were $573 thousand loans classified as held-for-sale at December 31, 2014.

        At December 31, 2013, total loans were $1.4 billion, an increase of $154.7 million or 12.8% compared with $1.2 billion at December 31, 2012. This increase was primarily due to the execution of Green's growth strategy and the continued strength of Green's target markets. None of Green's loans were classified as held-for-sale at December 31, 2013.

        At December 31, 2014, total loans were 97.5% of deposits and 81.9% of total assets. At December 31, 2013, total loans were 93.9% of deposits and 79.8% of total assets. At December 31, 2012, total loans were 82.4% of deposits and 71.9% of total assets.

        Lending activities originate from the efforts of Green's portfolio bankers, with an emphasis on lending to individuals, professionals, small to medium-sized businesses and commercial companies located in the Houston, Dallas, Austin and Louisville MSAs.

        Green provides commercial lines of credit, working capital loans, commercial real estate-backed loans (including loans secured by owner occupied commercial properties), reserve-based energy loans, mortgage-warehouse lines, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, real estate construction loans, homebuilder loans, government guaranteed loans, purchased receivables financing, letters of credit and other loan products to national and regional companies, oil and gas producers, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses.

        The types of loans Green makes to consumers include residential real estate loans, home equity loans, HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit.

        See "Information About Green—Information About Green's Business—Green's Banking Services—Lending Activities—Loan Types" for further information about the types of loans Green offers.

        The following table summarizes Green's loan portfolio by type of loan as of the dates indicated:

	For the years ended December 31,
	2014		2013		2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial & industrial	$788,410	43.8%	$681,290	50.1%	$637,769	52.9%	$405,298	45.5%	$250,800	45.1%
Real estate:
Owner occupied commercial real estate	163,592	9.1	156,961	11.6	114,287	9.5	119,354	13.4	90,610	16.3
Commercial real estate	339,006	18.8	267,011	19.6	213,250	17.7	170,492	19.1	100,426	18.1
Construction, land & land development	240,666	13.4	140,067	10.3	135,858	11.3	99,398	11.1	51,871	9.3
Residential mortgage	257,066	14.3	106,362	7.8	94,996	7.9	84,252	9.5	55,274	10.0
Consumer and other	10,415	0.6	7,724	0.6	8,529	0.7	12,695	1.4	6,891	1.2

Total loans held for investment	$1,799,155	100.0%	$1,359,415	100.0%	$1,204,689	100.0%	$891,489	100.0%	$555,872	100.0%

Total loans held-for-sale	$573	100.0%	$—	—	$—	—	$1,811	100.0%	$—	—

        The contractual maturity ranges of loans in Green's loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2014 are summarized in the following table:

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$254,202	$484,088	$50,120	$788,410
Real estate:
Owner occupied commercial real estate	20,309	65,940	77,343	163,592
Commercial real estate	27,827	245,244	65,935	339,006
Construction, land and land development	42,433	112,086	86,147	240,666
Residential mortgage	3,541	62,111	191,414	257,066
Consumer and other	6,167	3,274	974	10,415

Total loans	$354,479	$972,743	$471,933	$1,799,155

Loans with a fixed interest rate	$41,402	$227,371	$113,189	$381,962
Loans with a floating interest rate	313,077	745,372	358,744	1,417,193

Total loans	$354,479	$972,743	$471,933	$1,799,155

        The contractual maturity ranges of loans in Green's loan portfolio and the amount of such loans with predetermined interest rates and floating rates in each maturity range as of December 31, 2013 are summarized in the following table:

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(Dollars in thousands)
Commercial and industrial	$214,049	$418,472	$48,769	$681,290
Real estate:
Owner occupied commercial real estate	6,065	103,574	47,322	156,961
Commercial real estate	12,972	213,712	40,327	267,011
Construction, land and land development	8,502	94,014	37,551	140,067
Residential mortgage	5,738	66,455	34,169	106,362
Consumer and other	6,347	1,337	40	7,724

Total loans	$253,673	$897,564	$208,178	$1,359,415

Loans with a fixed interest rate	$19,912	$242,472	$47,274	$309,658
Loans with a floating interest rate	233,761	655,092	160,904	1,049,757

Total loans	$253,673	$897,564	$208,178	$1,359,415

        Green's loan portfolio consists of various types of loans, most of which are made to borrowers located in the Houston, Dallas and Austin MSAs. Although the portfolio is diversified and generally secured by various types of collateral, the majority of Green's loan portfolio consists of commercial and industrial and commercial real estate loans and a substantial portion of Green's borrowers' ability to honor their obligations is dependent on local economic conditions in Texas, including conditions affecting the energy industry.

Nonperforming Loans

        Nonperforming loans include loans on nonaccrual status, accruing loans 90 or more days past due and restructured loans. Nonperforming loans do not include purchased loans that were identified upon acquisition as having been PCI loans. Green had $7.1 million in nonperforming loans at December 31, 2014, compared with $16.7 million at December 31, 2013. The ratio of nonperforming loan to total loans was 0.40% at December 31, 2014 compared with 1.23% at December 31, 2013.

        Green has several procedures in place to assist in maintaining the overall quality of Green's loan portfolio. Green has established underwriting guidelines to be followed by Green's portfolio bankers, and it also monitors Green's delinquency levels for any negative or adverse trends. There can be no assurance, however, that Green's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

        As part of the on-going monitoring of Green's loan portfolio, management grades each loan from 1 to 10 based on the level of risk associated with each loan. Green's criticized and classified loan grades are in accordance with applicable regulatory definitions.

        Green generally places a loan on nonaccrual status and ceases accruing interest when a loan displays problems that may jeopardize full and timely collection of principal and/or interest, evidenced by one or more of the following: (i) full payment of principal and interest becomes questionable; (ii) the loan becomes 90 days past due as to principal or interest; (iii) the loan is graded as doubtful; (iv) the borrower files bankruptcy and does not reaffirm its indebtedness to Green; or (v) foreclosure proceedings are initiated against collateral property. An exception to this is if the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan.

        In accordance with applicable regulation, Green requires appraisals or evaluations to independently value real estate and, as an important element, to consider when underwriting loans secured in part or in whole by real estate. The value of real estate taken as collateral provides additional support for the borrower's credit capacity.

        With respect to potential problem loans, all monitored and under-performing loans are reviewed and an evaluation of the borrower's overall financial condition is made to determine the need, if any, for possible write downs or appropriate additions to the allowance for loan losses based upon the likelihood of full repayment of principal and interest in accordance with the contractual terms or the net realizable value of the pledged collateral.

        Green believes its conservative lending approach has resulted in sound asset quality. Green had $7.1 million in nonperforming loans at December 31, 2014, compared with $16.7 million and $22.5 million at December 31, 2013 and 2012, respectively. The nonperforming loans at December 31, 2014 consisted of 23 separate credits. If interest on nonaccrual loans had been accrued under the original loan terms, approximately $401 thousand, $657 thousand, and $755 thousands would have been recorded as income for the years ended December 31, 2014, 2013 and 2012, respectively.

        Nonperforming assets totaled $12.0 million or 0.55% of period end total assets at December 31, 2014, down from $23.4 million or 1.38% of total assets at December 31, 2013. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $2.3 million at December 31, 2014, compared with $4.1 million at December 31, 2013. The allowance for loan losses was 0.87% of total loans at December 31, 2014, compared with 1.20% of total loans at December 31, 2013. The reduction in the percentage was largely due to acquired SharePlus loans which are accounted for under ASC 310-20 and ASC 310-30, and also due to charge-offs of certain loans with specific reserves at the time of charge-off.

        The following table presents information regarding nonperforming loans at the dates indicated:

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Nonaccrual loans	$2,127	$1,496	$5,196	$3,863	$14,463
Accruing loans 90 or more days past due	16	1,316	579	18	—
Restructured loans—nonaccrual	2,717	9,864	10,106	2,265	—
Restructured loans—accrual	2,257	4,072	6,621	1,096	1,384

Total nonperforming loans	$7,117	$16,748	$22,502	$7,242	$15,847

Allowance for loan losses

        Green's allowance for loan losses is established through charges to income in the form of the provision in order to bring Green's allowance for loan losses to a level deemed appropriate by management based on the factors discussed under "—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses." The allowance for loan losses at December 31, 2014 was $15.6 million, representing 0.87% of total loans, compared with $16.4 million, or 1.20% of total loans, at December 31, 2013. Loans acquired were recorded at fair value based on a discounted cash flow valuation methodology.

        The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	As of and for the years ended December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Average loans outstanding(1)	$1,498,257	$1,244,106	$1,040,681	$691,842	$437,607

Total loans outstanding at end of period(1)	1,799,155	1,359,415	1,204,689	891,489	555,872

Allowance for loan losses at beginning of period	16,361	14,151	10,574	7,132	4,833
Provision for loan losses	2,693	2,373	8,060	8,391	2,940
Charge-offs:
Commercial and industrial	(2,927)	(916)	(1,832)	(4,744)	(19)
Owner occupied commercial real estate	—	—	(361)	—	—
Commercial real estate	—	(333)	(2,270)	—	—
Construction, land & land development	—	—	—	—	—
Residential mortgage	—	(186)	(94)	(262)	(770)
Consumer and other	(1,297)	(54)	(57)	(29)	(73)

Total charge-offs	(4,224)	(1,489)	(4,614)	(5,035)	(862)

Recoveries:
Commercial and industrial	118	1,044	87	46	189
Owner occupied commercial real estate	14	222	—	—	—
Commercial real estate	1	21	—	—	—
Construction, land & land development	—	—	—	—	—
Residential mortgage	20	27	33	35	25
Consumer and other	622	12	11	5	7

Total recoveries	775	1,326	131	86	221

Net recoveries (charge-offs)	(3,449)	(163)	(4,483)	(4,949)	(641)

Allowance for loan losses at end of period	$15,605	$16,361	$14,151	$10,574	$7,132

Ratio of allowance to end of period loans	0.87%	1.20%	1.17%	1.19%	1.28%
Ratio of net charge-offs to average loans	0.23	0.01	0.43	0.72	0.15

(1)
Excluding loans held-for-sale

        Please see "—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for loan losses" for additional discussion of Green's allowance policy.

        In connection with Green's review of the loan portfolio, Green considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements include:

  •
  for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

  •
  for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

  •
  for one-to-four family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of collateral; and

  •
  for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan-to-value ratio.

        Acquired loans are recorded at fair value as of the date of acquisition. Determining the fair value of the acquired loans involves estimating the amount and timing of future expected cash flows and discounting those cash flows at a market rate of interest. Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with ASC 310-30, and the difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. No corresponding allowance for loan losses is recorded for these loans at acquisition.

        At December 31, 2014, the allowance for loan losses totaled $15.6 million, or 0.87% of total loans. At December 31, 2013 and 2012, the allowance for loan losses aggregated $16.4 million and $14.2 million, or 1.20% and 1.17% of total loans, respectively. At December 31, 2014, $25 thousand of allowance was required for acquired loans not deemed credit-impaired and $2.0 million of purchase discounts remained. At December 31, 2013 and 2012, $88 thousand and $70 thousand of allowance was required for acquired loans not deemed credit-impaired, respectively, and $287 thousand and $212 thousand of purchase discounts remained, respectively. PCI loans are not considered nonperforming loans. PCI loans had $2.1 million, $1.0 million and $1.1 million of purchase discounts outstanding at December 31, 2014, 2013 and 2012, respectively, of which $685 thousand, $603 thousand and $510 thousand, respectively, are considered accretable. Impairment charges and related allowances of $7 thousand and $135 thousand were required in 2014 and 2013, respectively, for PCI loans.

        The allowance for loan losses on loans collectively evaluated for impairment totaled $15.0 million or 0.83% of the $1.8 billion in loans collectively evaluated for impairment at December 31, 2014, compared to an allowance for loan losses of $11.9 million or 0.89% of the $1.3 billion in loans collectively evaluated for impairment at December 31, 2013. Actual losses as a percentage of loans increased to 0.23% for the year ended December 31, 2014 as compared to 0.01% and 0.43% for the years ended December 31, 2013 and 2012, respectively.

        Green refined its allowance methodology during the third quarter of 2014 and added a qualitative component to provide for a minimum actual loss factor for each category of loans equal to the average three year loss history of the total loan portfolio. The additional factor was intended to apply the three year loss history to each distinct grouping of loans in the analysis in the event the actual history for that group was less than the overall three year loss history on the total portfolio.

        In the December 31, 2014 preparation of the allowance for loan losses, Green allocated a 15 basis point qualitative reserve factor to commercial and industrial loans, which recognizes the elevated risk profile of energy related lending within Green's loan portfolio as a result of the recent decline in oil prices. This addition resulted in an approximate $997 thousand general reserve for this risk.

        During the year ended December 31, 2014, loans in internally assigned risk grades 1 - 4, which are considered pass rated credits, decreased to 92.0% from 95.5% of total loans, excluding PCI loans.

        The following table shows the allocation of the allowance for loan losses among Green's loan categories and certain other information as of the dates indicated. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any loan category.

	December 31,
	2014		2013		2012		2011		2010
	Amount	Percent of Loans to Total Loan	Amount	Percent of Loans to Total Loan	Amount	Percent of Loans to Total Loan	Amount	Percent of Loans to Total Loan	Amount	Percent of Loans to Total Loan
	(Dollars in thousands)
Balance of allowance for loan losses applicable to:
Commercial and industrial	$8,145	43.8%	$10,196	50.1%	$9,109	52.9%	$6,701	45.5%	$4,307	45.1%
Owner occupied commercial real estate	974	9.1	874	11.6	763	9.5	711	13.4	542	16.3
Commercial real estate	2,942	18.8	2,216	19.6	2,380	17.7	919	19.1	510	18.1
Construction, land & land development	2,633	13.4	1,103	10.3	1,352	11.3	1,271	11.1	1,340	9.3
Residential Mortgage	645	14.3	654	7.8	492	7.9	871	9.5	323	10.0
Consumer and other	266	0.6	1,318	0.6	55	0.7	101	1.4	110	1.2

Total allowance for loan losses	$15,605	100.0%	$16,361	100.0%	$14,151	100.0%	$10,574	100.0%	$7,132	100.0%

        Green believes that the allowance for loan losses at December 31, 2014 was adequate to cover probable losses in the loan portfolio as of such date. There can be no assurance, however, that Green will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2014.

Securities

        Green uses its securities portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. At December 31, 2014, the carrying amount of investment securities totaled $238.3 million, a decrease of $17.2 million or 6.7% compared with $255.5 million at December 31, 2013. At December 31, 2013, the carrying amount of investment securities was $255.5 million, an increase of $13.3 million or 5.5% compared with $242.3 million at December 31, 2012. At December 31, 2014, securities represented 10.8% of total assets compared with 15.0% and 14.5% at December 31, 2013 and 2012, respectively.

        At the date of purchase, Green is required to classify debt and equity securities into one of two categories: held-to-maturity or available-for-sale. Green does not purchase securities for trading purposes. At each reporting date, the appropriateness of the classification is reassessed. Investments in debt securities are classified as held-to-maturity and carried at cost, adjusted for the amortization of premiums and the accretion of discounts in the financial statements only if management has the positive intent and Green has the ability to hold those securities to maturity. Debt securities not classified as held-to-maturity are classified as available-for-sale and measured at fair value in the financial statements with unrealized gains and losses reported, net of tax, as accumulated comprehensive income or loss until realized. Interest earned on debt securities is included in interest income. Other securities are stated at cost and include stock of the Dallas Federal Reserve and the FHLB. Dividends received on these investments are included in interest income.

        The following table summarizes the amortized cost and fair value by classification of securities as of the dates shown:

	December 31,
	2014		2013		2012
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$57,108	$57,044	$45,168	$45,111	$45,624	$45,674
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	100,002	101,916	121,042	121,390	102,942	106,039
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	28,821	28,605	32,223	31,736	31,011	30,896

Total	$185,931	$187,565	$198,433	$198,237	$179,577	$182,609

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$16,823	$17,185	$16,788	$16,669	$16,327	$17,109
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	33,890	33,540	40,490	39,919	43,325	43,364

Total	$50,713	$50,725	$57,278	$56,588	$59,652	$60,473

        Certain investment securities are valued at less than their historical cost. Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

        In determining OTTI, management considers many factors, including the severity and the duration of time that the fair value has been less than cost, the credit quality of the issuer and whether it is more likely than not that Green will be required to sell the security before a recovery in value. The assessment of whether an other than temporary impairment exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time. Securities within the available-for-sale portfolio may be used as part of Green's asset and liability management strategy and may be sold in response to changes in interest rate risk, prepayment risk or other factors.

        Management does not intend to sell any debt securities classified as held-to-maturity and it is more likely than not that Green will not be required to sell any such debt securities before their anticipated recovery of cost, if a loss currently exists, at which time Green expect to receive full value for the securities. Furthermore, as of December 31, 2014, management does not have the intent to sell any of the securities classified as available-for-sale and believes that it is more likely than not that Green will not be required to sell any such securities before a recovery of cost, if a loss currently exists. As of December 31, 2014, management believes any impairment in Green's securities is temporary and no impairment loss has been realized in Green's consolidated statement of income. Green recorded no other than temporary impairment charges in the years ended December 31, 2014 and 2013.

        The following tables summarize the contractual maturity of securities and their weighted average yields as of December 31, 2014 and 2013. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures. Available-for-sale securities are shown at fair value and held-to-maturity securities are shown at cost, adjusted for the amortization of premiums and the accretion of discounts.

	December 31, 2014
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
Obligations of the U.S. Treasury or other U.S. government agencies or sponsored entities	$20,066	0.44%	$36,979	0.68%	$—	—%	$—	—%	$57,045	0.59%
Mortgaged-backed securities issued by U.S. government agencies or sponsored entities	—	—	—	—	17,162	2.55	101,576	2.40	118,738	2.42
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	—	—	—	—	1,274	2.44	61,221	1.49	62,495	1.51

Total	$20,066	0.44%	$36,979	0.68%	$18,436	2.54%	$162,797	2.06%	$238,278	1.74%

	December 31, 2013
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
	(Dollars in thousands)
Obligations of the U.S. Treasury or other U.S. government agencies or sponsored entities	$10,010	0.19%	$35,101	0.55%	$—	—%	$—	—%	$45,111	0.47%
Mortgaged-backed securities issued by U.S. government agencies or sponsored entities	—	—	—	—	19,073	2.34	119,105	2.33	138,178	2.33
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	—	—	—	—	1,874	2.37	70,352	1.51	72,226	1.53

Total	$10,010	0.19%	$35,101	0.55%	$20,947	2.34%	$189,457	2.02%	$255,515	1.78%

        The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities monthly pay downs cause the average lives of the securities to be much different than their stated lives. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will be lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of Green's complete portfolio is 4.0 years with a modified duration of 3.2 years at December 31, 2014.

        At December 31, 2014, 2013 and 2012, Green did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored entities) for which aggregate adjusted cost exceeded 10% of the consolidated shareholders' equity at such respective dates.

        The average yield of securities portfolio was 1.59% during the year ended December 31, 2014 compared with 1.36% for the year ended December 31, 2013. The increase in average yield was due to a decrease in amortization of premiums due to slower prepayments and reinvestment of funds at higher rates in 2014.

        The average yield of the securities portfolio was 1.36% during 2013 compared with 1.28% during 2012 and 1.60% during 2011. The increase in average yield during 2013 compared to 2012 was primarily due to the reinvestment of funds at higher rates in 2013 and the slowing of prepayments on Green's mortgage-backed securities and collateralized mortgage obligation portfolios. The overall growth in the average securities portfolio over the comparable periods was primarily funded by the investment of excess liquidity.

        Mortgage-backed securities are securities that have been developed by pooling a number of real estate mortgages and which are principally issued by federal agencies such as Government National Mortgage Association (which we refer to in this joint proxy statement/prospectus as "Ginnie Mae"), Fannie Mae and Freddie Mac. These securities are deemed to have high credit ratings, and minimum regular monthly cash flows of principal and interest are guaranteed by the issuing agencies.

        Unlike U.S. Treasury and U.S. government agency securities, which have a lump sum payment at maturity, mortgage-backed securities provide cash flows from regular principal and interest payments and principal prepayments throughout the lives of the securities. Premiums and discounts on mortgage-backed securities are amortized and accreted over the expected life of the security and may be impacted by prepayments. As such, mortgage-backed securities which are purchased at a premium will generally produce decreasing net yields as interest rates drop because home owners tend to refinance their mortgages resulting in prepayments and an acceleration of premium amortization. Securities purchased at a discount will obtain higher net yields in a decreasing interest rate environment as prepayments result in an acceleration of discount accretion. At December 31, 2014 and 2013, 85.5% and 86.3% of the mortgage-backed securities held by Green had contractual final maturities of more than ten years with a weighted average life of 5.6 years and 6.5 years and a modified duration of 4.8 years and 4.0 years, respectively.

        Collateralized mortgage obligations are bonds that are backed by pools of mortgages. The pools can be Ginnie Mae, Fannie Mae or Freddie Mac pools or they can be private-label pools. At this time Green does not own any private-label pools. Collateralized mortgage obligations are designed so that the mortgage collateral will generate a cash flow sufficient to provide for the timely repayment of the bonds. The mortgage collateral pool can be structured to accommodate various desired bond repayment schedules, provided that the collateral cash flow is adequate to meet scheduled bond payments. This is accomplished by dividing the bonds into classes to which payments on the underlying mortgage pools are allocated in different order. The bond's cash flow, for example, can be dedicated to one class of bondholders at a time, thereby increasing call protection to bondholders.

Deposits

        Green's lending and investing activities are primarily funded by deposits. Green offers a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. Green relies primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

        Total deposits at December 31, 2014 were $1.8 billion, an increase of $398.3 million, or 27.5%, compared to December 31, 2013, primarily due to $245.5 million related to the SharePlus acquisition and $165.7 million due to Green's customer focused strategy which increased Green's commercial deposits. Noninterest-bearing deposits at December 31, 2014 were $431.9 million, an increase of $149.7 million, or 53.0%, compared to December 31, 2013. Average deposits increased 7.0% or $103.4 million to $1.6 billion for the year ended December 31, 2014, compared with the same period of 2013. Interest-bearing deposits at December 31, 2014 were $1.4 billion an increase of $248.6 million or 21.3% compared with December 31, 2013

        Total deposits at December 31, 2013 were $1.4 billion, a decrease of $14.1 million, or 1.0%, compared to December 31, 2012 due primarily to a decrease in money market accounts of $90.2 million including a decrease of $56.0 million in accounts with expired promotional rates, partially offset by increases in time deposits of $43.9 million and noninterest-bearing demand deposits of $33.5 million. Noninterest-bearing deposits at December 31, 2013, were $282.2 million compared with $248.7 million at December 31, 2012, an increase of $33.5 million or 13.5%. Interest-bearing deposits at December 31, 2013, were $1.2 billion, down $47.6 million or 3.9% compared with $1.2 billion at December 31, 2012.

        The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	Year Ended December 31,
	2014		2013		2012
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest-bearing transaction deposits	$88,756	0.18%	$70,612	0.23%	$62,555	0.31%
Money market and savings deposits	557,808	0.43	569,836	0.53	474,114	0.59
Certificates and other time deposits	584,771	1.15	574,294	1.36	497,923	1.28

Total interest-bearing deposits	$1,231,335	0.75	$1,214,742	0.91	$1,034,592	0.90
Noninterest-bearing deposits	347,268	—	260,446	—	224,441	—

Total deposits	$1,578,603	0.59%	$1,475,188	0.75%	$1,259,033	0.74%

        Green's ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2014, 2013 and 2012 was 22.0%, 17.7% and 17.8%, respectively.

        The following table sets forth the amount of Green's certificates of deposit that are $100,000 or greater by time remaining until maturity for December 31, 2014 (dollars in thousands):

Three months or less	$83,584
Over three through six months	86,893
Over six through twelve months	95,389
Over one through two years	112,316
Over two through three years	43,191
Over three through four years	74,745
Over four through five years	9,158

Total	$505,276

Other Borrowed Funds

        Green utilizes borrowings to supplement deposits to fund Green's lending and investment activities. Borrowings consist of funds from the FHLB, the Dallas Federal Reserve and its correspondent banks, and securities sold under repurchase agreements.

        The following table presents Green's borrowings at the dates indicated. There were no borrowings outstanding under Green's arrangement with the Dallas Federal Reserve and there were no federal funds purchased outstanding at the dates indicated.

	FHLB Advances	Securities Sold Under Repurchase Agreements
	(Dollars in thousands)
December 31, 2014
Amount outstanding at year-end	$47,586	$4,605
Weighted average interest rate at year-end	0.25%	0.15%
Maximum month-end balance during the year	$72,578	$9,147
Average balance outstanding during the year	$48,503	$5,870
Weighted average interest rate during the year	0.28%	0.14%
December 31, 2013
Amount outstanding at year-end	$46,858	$2,583
Weighted average interest rate at year-end	0.32%	0.15%
Maximum month-end balance during the year	$46,858	$3,296
Average balance outstanding during the year	$10,593	$3,203
Weighted average interest rate during the year	3.90%	0.16%
December 31, 2012
Amount outstanding at year-end	$15,037	$3,480
Weighted average interest rate at year-end	4.02%	0.15%
Maximum month-end balance during the year	$35,377	$7,494
Average balance outstanding during the year	$15,330	$3,109
Weighted average interest rate during the year	4.01%	0.16%
December 31, 2011
Amount outstanding at year-end	$15,544	$3,685
Weighted average interest rate at year-end	4.02%	0.15%
Maximum month-end balance during the year	$15,992	$7,020
Average balance outstanding during the year	$15,770	$4,514
Weighted average interest rate during the year	4.03%	0.13%

        The following table presents Green's borrowings at the dates indicated. There were no borrowings outstanding under Green's arrangement with the Dallas Federal Reserve and there were no federal funds purchased outstanding at the dates indicated.

	December 31,
	2014	2013
	(Dollars in thousands)
FHLB advances	$47,586	$46,858
Repurchase agreements	4,605	2,583

Total	$52,191	$49,441

        FHLB advances—Green has an available borrowing arrangement with the FHLB, which allows Green to borrow on a collateralized basis. At December 31, 2014 and 2013, total borrowing capacity of

$367.2 million and $301.0 million, respectively, was available under this arrangement. At December 31, 2014 and 2013, $47.6 million and $46.9 million were outstanding, respectively, with an average interest rate of 0.25% and 0.32%, respectively. Green's FHLB advances at December 31, 2014 mature within eight years. The $7.6 million in long term advances outstanding at December 31, 2014 were acquired from SharePlus. All of Green's FHLB advances at December 31, 2013 matured within one year. These borrowings are collateralized by a blanket lien on certain loans. The increase in total borrowing capacity is due to loan portfolio growth. Green utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in Green's portfolio.

        Securities Sold Under Agreements to Repurchase—Securities sold under agreements to repurchase represent the purchase of interests in securities by banking customers. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. Green does not account for any of Green's repurchase agreements as sales for accounting purposes in Green's financial statements. Repurchase agreements with banking customers are settled on the following business day. All securities sold under agreements to repurchase are collateralized by pledged securities. The securities underlying the repurchase agreements are held in safekeeping by Green Bank's safekeeping agent. At December 31, 2014 and 2013, Green had securities sold under agreements to repurchase with banking customers of $4.6 million and $2.6 million, respectively.

        Dallas Federal Reserve—Green has an available borrower in custody arrangement with the Dallas Federal Reserve, which allows Green to borrow on a collateralized basis. Certain commercial and consumer loans are pledged under this arrangement. Green maintains this borrowing arrangement to meet liquidity needs pursuant to Green's contingency funding plan. At December 31, 2014 and 2013, $377.3 million, $288.6 million, respectively, were available under this arrangement and no borrowings were outstanding.

        Federal Funds Purchased—Green has available federal funds lines of credit with Green's correspondent banks. As of December 31, 2014 and 2013, there were no federal funds purchased outstanding.

Interest Rate Sensitivity and Market Risk

        Green's asset liability and funds management policy provides management with the guidelines for effective funds management, and Green has established a measurement system for monitoring Green's net interest rate sensitivity position. Green manages its sensitivity position within its established guidelines.

        As a financial institution, Green's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of Green's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

        Green manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. Green does not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Green enters into interest rate swaps as an accommodation to its customers in connection with its interest rate swap program. See "—Green's Banking Services—Other Products and Services." Based upon the nature of Green's operations, Green is not directly subject to foreign exchange or commodity price risk. Green does not own any trading assets.

        Green's exposure to interest rate risk is managed by ALCO, which is composed of certain members of the Green board, in accordance with policies approved by the Green board. The ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the ALCO considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the ALCO reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management uses two methodologies to manage interest rate risk: (i) an analysis of relationships between interest-earning assets and interest-bearing liabilities; and (ii) an interest rate shock simulation model.

        Green uses an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and the balance sheet, respectively. Contractual maturities and repricing opportunities of loans are incorporated in the model as are prepayment assumptions, maturity data and call options within the investment portfolio. Assumptions based on past experience are incorporated into the model for nonmaturity deposit accounts.

        Green utilizes static balance sheet rate shocks to estimate the potential impact on net interest income of changes in interest rates under various rate scenarios. This analysis estimates a percentage of change in the metric from the stable rate base scenario versus alternative scenarios of rising and falling market interest rates by instantaneously shocking a static balance sheet. The following table summarizes the simulated change in net interest income over a 12-month horizon as of December 31, 2014:

Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income
+200	19.2%
+100	10.3
Base	0.0
–100	(4.8)

        The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. Green has found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a GAP analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Liquidity and Capital Resources

Liquidity

        Liquidity involves Green's ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. During the years ended December 31, 2014 and 2013, Green's liquidity needs have primarily been met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to purchased funds from correspondent banks and overnight advances from the FHLB and the Dallas Federal Reserve are available and have been utilized on occasion to take advantage of investment opportunities, Green does not generally rely on these external funding sources. Green expects capital resources and liquidity will be sufficient for at least the next twelve months.

        The following table illustrates, during the periods presented, the mix of Green's funding sources and the average assets in which those funds are invested as a percentage of Green's average total assets for the period indicated. Average assets totaled $1.9 billion for the year ended December 31, 2014 compared to $1.7 billion for the year ended December 31, 2013.

	December 31,
	2014	2013
Sources of Funds:
Deposits:
Noninterest-bearing	18.5%	15.4%
Interest-bearing	65.7	72.0
Securities sold under agreements to repurchase	0.3	0.2
Other borrowed funds	2.6	0.6
Other liabilities	0.4	0.3
Shareholders' equity	12.5	11.5

Total	100.0	100.0

Uses of Funds:
Loans	80.0	73.7
Securities	13.4	14.6
Federal funds sold and other interest-earning assets	3.2	8.6
Other noninterest-earning assets	3.4	3.1

Total	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	22.0%	17.7%
Average loans to average deposits	94.9	84.3

        Green's largest source of funds is deposits and Green's largest uses of funds are loans and securities. Green does not expect a change in the source or use of Green's funds in the foreseeable future. Green's average loans were $1.5 billion for the year ended December 31, 2014, an increase of 20.4% over the year ended December 31, 2013. Green's average loans increased 17.1% for the year ended December 31, 2013 compared with the year ended December 31, 2012. Green predominantly invests excess deposits in Dallas Federal Reserve balances, securities, federal funds sold or other short-term liquid investments until the funds are needed to fund loan growth. Green's securities portfolio has a weighted average life of 4.0 years and a modified duration of 3.2 years at December 31, 2014.

        As of December 31, 2014, Green had outstanding $500.6 million in commitments to extend credit and $12.3 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

        As of December 31, 2014, Green had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature.

        As of December 31, 2014, Green had cash and cash equivalents of $68.9 million, an increase of $34.2 million compared with $34.8 million as of December 31, 2013, which was primarily due to the acquisition of SharePlus. As of December 31, 2013, Green had cash and cash equivalents of $34.8 million compared with $178.5 million at December 31, 2012. The decrease was primarily due to an increase of $154.7 million in total loans.

Contractual Obligations

        The following table summarizes Green's contractual obligations and other commitments to make future payments as of December 31, 2014 (other than securities sold under repurchase agreements), which consist of Green's future cash payments associated with Green's contractual obligations pursuant to Green's certificates and other time deposits and noncancelable future operating leases. Payments related to leases are based on actual payments specified in underlying contracts.

	December 31, 2014
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Certificates and other time deposits	$329,760	$200,627	$105,953	$—	$636,340
FHLB advances	43,760	1,411	2,084	567	47,822
Operating leases	1,294	2,489	1,618	2,141	7,542

Total	$374,814	$204,527	$109,655	$2,708	$691,704

Off Balance Sheet Items

        In the normal course of business, Green enters into various transactions, which, in accordance with GAAP, are not included in Green's consolidated balance sheets. Green enters into these transactions to meet the financing needs of Green's customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

        Green's commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of December 31, 2014 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements:

	December 31, 2014
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Commitments to extend credit	$140,088	$175,524	$95,336	$89,667	$500,615
Standby and commercial letters of credit	11,891	391	—	—	12,282

Total	$151,979	$175,915	$95,336	$89,667	$512,897

        Standby and Commercial Letters of Credit.    Standby and commercial letters of credit are conditional commitments issued by Green to guarantee the performance of a customer to a third-party. In the event of nonperformance by the customer, Green has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. The credit risk to Green in issuing letters of credit is essentially the same as that involved in extending loan facilities to Green's customers.

        Commitments to Extend Credit.    Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. Green evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by Green, upon extension of credit, is based on management's credit evaluation of the customer.

Capital Resources

        Capital management consists of providing equity to support Green's current and future operations. The federal bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. As a bank holding company and a national bank, Green and Green Bank are subject to regulatory capital requirements.

        The Federal Reserve Board has established risk-based and leverage capital guidelines for bank holding companies, including Green. The OCC has established substantially similar risk-based and leverage capital guidelines applicable to national banks, including Green Bank. Under current guidelines, the minimum ratio of total capital to risk-weighted assets (which are primarily the credit risk equivalents of balance sheet assets and certain off-balance sheet items such as standby letters of credit) is 8.0%. At least half of total capital must be composed of tier 1 capital, which includes common shareholders' equity (including retained earnings), qualifying non-cumulative perpetual preferred stock (and, for bank holding companies only, a limited amount of qualifying cumulative perpetual preferred stock and a limited amount of trust preferred securities), and minority interests in the equity accounts of consolidated subsidiaries, less goodwill, other disallowed intangibles, and disallowed deferred tax assets, among other items. The Federal Reserve Board also has adopted a minimum leverage ratio requiring tier 1 capital of at least 4.0% of average quarterly total consolidated assets (as defined for regulatory purposes), net of goodwill and certain other intangible assets, for all but the most highly rated bank holding companies. The federal banking agencies have also established risk-based and leverage capital guidelines that FDIC-insured depository institutions are required to meet. These regulations are generally similar to those established by the Federal Reserve Board for bank holding companies.

        Under the FDIA, the federal bank regulatory agencies must take "prompt corrective action" against undercapitalized U.S. depository institutions. U.S. depository institutions are assigned one of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized," and are subjected to different regulation corresponding to the capital category within which the institution falls. A depository institution is deemed to be "well capitalized" if the banking institution has a total risk-based capital ratio of 10.0% or greater, a tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. A banking institution that is undercapitalized is required to submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount.

        Failure to meet capital guidelines could subject the institution to a variety of enforcement remedies by federal bank regulatory agencies, including: termination of deposit insurance by the FDIC, restrictions on certain business activities and appointment of the FDIC as conservator or receiver. As of December 31, 2014, Green and Green Bank were each well-capitalized.

        Total shareholders' equity was $288.4 million at December 31, 2014, an increase of $89.2 million or 44.8% compared with $199.2 million at December 31, 2013. The increase was the result of proceeds from issuance of common stock in connection with Green's initial public offering, net of expenses, of $72.5 million, retained earnings of $14.7 million for the year ended and an increase in the value of available-for-sale securities recognized in other accumulated comprehensive earnings of $1.2 million. Total shareholders' equity was $199.2 million at December 31, 2013, compared with $188.2 million at December 31, 2012, an increase of $11.0 million or 5.8%. This increase was primarily the result of retained earnings, partially offset by a decrease in the value of available-for-sale securities recognized in other accumulated comprehensive earnings.

        The following tables provide a comparison of Green's and Green Bank's leverage and risk weighted capital ratios as of the dates specified to the minimum and well capitalized regulatory standards:

	December 31, 2014
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$268,770	14.0%	$154,052	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	252,963	13.1	77,026	4.0	N/A	N/A
Tier I capital (to average assets)	252,963	12.1	84,003	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$259,313	13.5%	$153,867	8.0%	$192,334	10.0%
Tier 1 capital (to risk weighted assets)	243,506	12.7	76,934	4.0	115,400	6.0
Tier I capital (to average assets)	243,506	11.6	83,738	4.0	104,673	5.0

	December 31, 2013
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$190,229	12.5%	$121,719	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	173,680	11.4	60,859	4.0	N/A	N/A
Tier I capital (to average assets)	173,680	10.3	67,196	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$184,908	12.2%	$121,619	8.0%	$152,023	10.0%
Tier 1 capital (to risk weighted assets)	168,359	11.1	60,809	4.0	91,214	6.0
Tier I capital (to average assets)	168,359	10.0	67,021	4.0	83,776	5.0

(1)
The Federal Reserve Board may require Green to maintain capital ratios above the required minimums.

(2)
The FDIC or the OCC may require Green Bank to maintain capital ratios above the required minimums.

        Basel III Capital Adequacy Requirements Effective January 1, 2015.    In July 2013, the federal banking agencies published final rules establishing a new comprehensive capital framework for U.S. banking organizations. These rules will become effective as applied to Green and Green Bank on

January 1, 2015, with a phase in period from January 1, 2015 through January 1, 2019. See "—Regulation and Supervision—US Implementation of Basel III—Effective January 1, 2015."

Non-GAAP Financial Measures

        Green identifies certain financial measures discussed in this joint proxy statement/prospectus as being "non-GAAP financial measures." In accordance with the SEC's rules, Green classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in Green's statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

        The non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Green calculates the non-GAAP financial measures may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures when comparing such non-GAAP financial measures.

        Tangible Book Value Per Common Share.    Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Green calculates: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is Green's book value.

        Green believes that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing Green's tangible book value.

        The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents Green's tangible book value per common share compared with Green's book value per common share:

	December 31,
	2014	2013	2012	2011	2010
	(In thousands, except per share data)
Tangible Common Equity
Total shareholders' equity	$288,405	$199,218	$188,211	$153,423	$150,525
Adjustments:
Goodwill	30,129	15,672	15,672	15,672	8,522
Core deposit intangibles	4,148	984	1,230	1,245	313

Tangible common equity	$254,128	$182,562	$171,309	$136,506	$141,690

Common shares outstanding(1)	26,171	20,771	20,748	17,970	17,970
Book value per common share(1)	$11.02	$9.59	$9.07	$8.54	$8.38
Tangible book value per common share(1)	$9.71	$8.79	$8.26	$7.60	$7.88

(1)
Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options was 1,020,743 as of Dec 31, 2014, 910,793 shares as of December 31, 2013, 818,518 shares as of December 31, 2012, 684,562 shares as of December 31, 2011, and 648,732 shares as of December 31, 2010.

        Tangible Common Equity to Tangible Assets.    Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Green calculates: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

        Green believes that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing Green's tangible common equity or tangible assets.

        The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets:

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Tangible Common Equity
Total shareholders' equity	$288,405	$199,218	$188,211	$153,423	$150,525
Adjustments:
Goodwill	30,129	15,672	15,672	15,672	8,522
Core deposit intangibles	4,148	984	1,230	1,245	313

Tangible common equity	$254,128	$182,562	$171,309	$136,506	$141,690

Tangible Assets
Total assets	$2,196,135	$1,703,127	$1,674,800	$1,335,376	$874,115
Adjustments:
Goodwill	30,129	15,672	15,672	15,672	8,522
Core deposit intangibles	4,148	984	1,230	1,245	313

Tangible assets	$2,161,858	$1,686,471	$1,657,898	$1,318,459	$865,280

Tangible Common Equity to Tangible Assets	11.8%	10.8%	10.3%	10.4%	16.4%

        Efficiency Ratio.    The efficiency ratio is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. Green calculates the efficiency ratio by dividing noninterest expense by the sum of net interest income and noninterest income, excluding bargain purchase gain from acquisitions. The GAAP-based efficiency ratio is noninterest expenses divided by net interest income plus noninterest income.

        In Green's judgment, the adjustment made to noninterest income allows investors and analysts to better assess Green's operating expenses in relation to Green's core operating revenue by removing one-time bargain purchase gains associated with acquisitions.

        The following table reconciles, as of the dates set forth below, Green's efficiency ratio to the GAAP-based efficiency ratio:

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Efficiency Ratio
Noninterest expense	$52,433	$39,965	$35,742	$26,459	$17,797
Net interest income	70,177	57,042	51,608	34,662	21,559
Noninterest income	8,056	4,812	5,109	2,087	1,835
Adjustments:
Bargain purchase gain from acquisitions	—	—	578	—	—

Noninterest income, excluding bargain purchase gains from acquisitions	$8,056	$4,812	$4,531	$2,087	$1,835

Efficiency Ratio	67.02%	64.61%	63.67%	72.00%	76.08%

Quantitative and Qualitative Disclosures About Market Risk

        Green manages market risk, which for Green is primarily interest rate risk, through its Asset Liability Committee, which is composed of certain members of the Green board in accordance with asset liability and funds management policies approved by The Green board.

        Green uses an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net income and the balance sheet, respectively. See the section of this joint proxy statement/prospectus entitled "Information About Green—Green Management's Discussion and Analysis of Financial Condition and Results of Operations—December 31, 2014—Financial Condition—Interest Rate Sensitivity and Market Risk" beginning on page 141.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Equity Compensation

        In 2014, the Green board and shareholders adopted and approved Green's 2014 Omnibus Equity Incentive Plan (which we refer to in this joint proxy statement/prospectus as the "2014 Plan"). The purpose of Green's 2014 Plan is to enable Green to grant equity-based incentive awards intended to attract, motivate and retain qualified employees, directors and other eligible service providers and to align their financial interests with those of Green's shareholders. Green granted restricted stock units (which we refer to in this joint proxy statement/prospectus "Green RSUs") under the 2014 Plan to each of Green's named executive officers in the following amounts: 15,000 for each of Messrs. Mehos and Durie and 20,000 for Mr. Greenwade.

        The Green RSU agreements grant Green's named executive officers the right to receive a designated number of shares of Green common stock upon vesting of the award. The Green RSUs vest one-fourth on the second, third, fourth and fifth anniversaries of the date of grant, subject to the named executive officer's continued employment through such dates.

        The Green RSU agreements also provide that, upon a termination of the named executive officer's employment without "cause" (as defined in the 2014 Plan) or by the named executive officer for "good reason" (as defined in the named executive officer's employment agreement), the Green RSUs granted to such named executive officer shall become vested pro rata, according to such named executive officer's length of service over the term of the award.

        Unless otherwise provided in an award agreement (or unless as otherwise provided in a written agreement between Green and a participant), in the event that a "change in control" (as defined in the 2014 Plan) occurs and awards under the 2014 Plan continue or are assumed or substituted by any successor and a participant's employment is terminated without cause or, if the participant has a written agreement providing for good reason severance protections, for good reason, on or after the effective date of the change in control but prior to 12 months following the change in control or awards under the 2014 Plan are not continued or assumed or substituted by any successor, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2014 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level.

Securities Authorized for Issuance under Equity Compensation Plans

        As of March 31, 2015, Green had outstanding stock options and restricted stock units granted under four stock award plans, which are described in Note 14 Employee Benefits to the consolidated financial statements commencing at FS-33 of this joint proxy statement/prospectus. The following table provides information as of March 31, 2015 regarding Green's equity compensation plan under which Green's equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	668,500	12.14	967,838	(1)
Equity compensation plans not approved by security holders	2,372,313	8.61	—

	3,040,813	9.39	967,838

(1)
All of these awards are available under Green's 2014 Omnibus Equity Incentive Plan. Green's other equity award plans have been frozen to further issuance.

Performance Graph

        The following performance graph and table compares the cumulative total shareholder return on Green's common stock for the period beginning at the close of trading on August 8, 2014 (the end of the first day of trading of Green's common stock on the NASDAQ) to December 31, 2014, with the cumulative total return of the S&P 500 Total Return Index and SNL Southwest Bank for the same period. Dividend reinvestment has been assumed. The performance graph assumes $100 invested on August 7, 2014, in Green's common stock, the S&P 500 Total Return Index and SNL Southwest Bank Index. The historical stock price performance for Green's common stock shown on the graph below is not necessarily indicative of future stock performance.

Green Bancorp, Inc.

Total Return Performance

	Period Ending
Index	08/08/14	08/31/14	09/30/14	10/31/14	11/30/14	12/31/14
Green Bancorp, Inc.	100.00	104.81	100.59	100.23	93.20	70.62
S&P 500	100.00	103.88	102.42	104.93	107.75	107.48
SNL Southwest Bank	100.00	103.93	101.79	105.52	100.29	98.75

Security Ownership and Certain Beneficial Ownership

Beneficial Ownership of Green as of June 29, 2015

        The following table sets forth information with respect to the beneficial ownership of Green's common stock as of June 29, 2015, subject to certain assumptions set forth in the footnotes for:

  •
  each shareholder, or group of affiliated shareholders, who Green knows beneficially owns more than 5% of the outstanding shares of Green's common stock;

  •
  each of Green's current directors;

  •
  each of Green's named executive officers; and

  •
  all of Green's executive officers and directors as a group.

        Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of Green common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, Green believes the beneficial owners of the Green common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

        Unless otherwise indicated, the address of each of the individuals and entities named in the table below under "Executive Officers and Directors" is c/o Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

Name	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Executive Officers and Directors:
Manuel J. Mehos(1)	492,391	1.86%
Geoffrey D. Greenwade(2)	184,052	*
John P. Durie(3)	138,491	*
Stephen Eisenstein(4)	5,005,895	19.06%
Steven D. Lerner(5)	42,409	*
Scott Schaen(6)	123	*
Cas A. Schneller(7)	123	*
Stefanie L. Shelley(8)	6,207	*
Alan M. Silberstein(9)	19,332	*
Robert B.B. Smith(10)	9,206	*
All Executive Officers and Directors as a group (10 persons)	5,898,229	22.02%
5% Shareholders:
Investment funds affiliated with Friedman Fleischer & Lowe, LLC(11)	5,005,898	19.06%
Investment funds affiliated with Harvest Partners, LP(4)	5,005,895	19.06%
Investment funds affiliated with Pine Brook Road Partners, LLC(12)	5,005,897	19.06%

*
Amount represents less than 1% of outstanding Green common stock.

(1)
Includes stock options to purchase 117,391 shares.

(2)
Includes stock options to purchase 168,911 shares.

(3)
Includes stock options to purchase 116,793 shares.

(4)
Consists of 4,959,770 shares of Green common stock held by Harvest Partners V, L.P. (which we refer to in this joint proxy statement/prospectus as "HP V") and 46,125 shares of Green common stock held by Harvest Strategic Associates V, L.P. (which we refer to in this joint proxy statement/prospectus as "HSA V"). Harvest Associates V, L.P. is the general partner of HP V. Harvest Associates V, L.L.C. is the general partner of Harvest Associates V, L.P. and HSA V. Harvest Partners, LP provides management services for HP V and HSA V. ISTM Associates, L.L.C. (which we refer to in this joint proxy statement/prospectus as "ISTM") is the managing member of Harvest Associates V, L.L.C. and the general partner of Harvest Partners, LP. ISTM has four members who may be deemed to share beneficial ownership of the shares of Green's common stock owned by HP V and HSA V. The four members are Stephen Eisenstein, who is a member of the Green board and a Senior Managing Director of Harvest Partners, LP, Ira Kleinman, Thomas Arenz and Michael DeFlorio. Each of Messrs. Eisenstein, Kleinman, Arenz and DeFlorio disclaims beneficial ownership of the shares of Green common stock owned by HP V and HSA V. The address of each of the entities and persons identified in this note is c/o Harvest Partners, LP, 280 Park Avenue, 25th Floor, New York, NY, 10017.

(5)
Includes stock options to purchase 28,999 shares.

(6)
Consists of director qualifying shares related to Mr. Schaen's service as a director of Green Bank.

(7)
Consists of director qualifying shares related to Mr. Schneller's service as a director of Green Bank.

(8)
Includes stock options to purchase 6,084 shares.

(9)
Includes stock options to purchase 6,084 shares.

(10)
Includes stock options to purchase 6,084 shares.

(11)
Consists of 2,938,823 shares of Green common stock held by Friedman Fleischer & Lowe Capital Partners III, L.P., 1,947,511 shares of Green common stock held by Friedman Fleischer & Lowe Parallel Fund III, L.P., 62,256 shares of Green common stock held by FFL Individual Partners III, L.P. and 57,308 shares of Green common stock held by FFL Executive Partners III, L.P. (collectively, the "FFL Funds"). The FFL Funds are controlled by Friedman Fleischer & Lowe GP III, L.P., their general partner, which is controlled by Friedman Fleischer & Lowe GP III, LLC, its general partner. Friedman Fleischer & Lowe GP III, LLC is controlled by Tully M. Friedman, Spencer C. Fleischer and Christopher A. Masto, its three managing members. Accordingly, Friedman Fleischer & Lowe GP III, L.P., Friedman Fleischer & Lowe GP III, LLC and Messrs. Friedman, Fleischer and Masto (each, a "FFL Related Party") may be deemed to beneficially own the shares owned by the FFL Funds. Each FFL Related Party expressly disclaims beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such FFL Related Party does not have a pecuniary interest. Investment, disposition and voting decisions with respect to shares held by each of the FFL Funds are made by an investment committee of certain limited partners of Friedman Fleischer & Lowe GP III, L.P., currently consisting of eight individuals (which we refer to in this joint proxy statement/prospectus as the "Investment Committee"), including Tully Friedman, Spencer Fleischer, Christopher Masto, Rajat Duggal, Aaron Money, Nancy Ford, Cas Schneller and John Tudor. All members of the Investment Committee expressly disclaim beneficial ownership of the shares shown as beneficially owned by the FFL Funds in which such members do not have a pecuniary interest. The address of each of the entities and persons identified in this note is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Ste. 2200, San Francisco, CA 94111.

(12)
Consists of 4,016,353 shares of Green common stock held by Pine Brook Capital Partners, L.P., 709,047 shares of Green common stock held by Pine Brook Capital Partners (SSP), L.P., and 280,497 shares of Green common stock held by Green PB-4, LLC (collectively, the "Pine Brook Funds"). Pine Brook Capital Partners (Cayman), L.P. is the sole member of Green PB-4 LLC. Pine Brook Road Associates, L.P. is the general partner of Pine Brook Capital Partners, L.P., Pine Brook Capital Partners (SSP), L.P. and Pine Brook Capital Partners (Cayman), L.P. PBRA, LLC controls Pine Brook Road Associates, L.P. in its capacity as General Partner. Howard Newman is the sole member of PBRA LLC, and has investment and voting control over the shares held or controlled by the Pine Brook Funds. The address of each of the entities identified in this note is c/o Pine Brook Road Partners, LLC, 60 East 42nd street, 50th Floor, New York, NY 10165.

Green Pro Forma Beneficial Ownership

        Although the anticipated benefical ownership of Green after the merger will not be know until the completion of the merger, the following table sets forth pro forma information giving effect to the merger assuming the issuance of 10,757,273 shares of Green common stock to current Patriot shareholders and using an exchange ratio of 0.0813. Based on current information with respect to the beneficial ownership of Green's common stock, subject to certain assumptions set forth in the footnotes, for:

  •
  each shareholder, or group of affiliated shareholders, who Green knows would beneficially owns more than 5% of the outstanding shares of Green's common stock;

  •
  each of Green's current and prospective directors;

  •
  each of Green's named executive officers; and

  •
  all of Green's executive officers and directors as a group.

        Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of Green common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, Green believes the beneficial owners of the Green common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

        Unless otherwise indicated, the address of each of the individuals and entities named in the table below under "Executive Officers and Directors" is c/o Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098.

Name†	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Executive Officers and Directors:
Manuel J. Mehos	492,391	1.32%
Geoffrey D. Greenwade	184,052	*
John P. Durie	138,491	*
Stephen Eisenstein(1)	5,005,895	13.52%
Steven D. Lerner	42,409	*
Scott Schaen	123	*
Cas A. Schneller	123	*
Stefanie L. Shelley	6,207	*
Alan M. Silberstein	19,332	*
Robert B.B. Smith	9,206	*
William Ellis(2)	761,130	2.06%
All Executive Officers and Directors as a group (11 persons)	6,659,484	17.74%
5% Shareholders:
Investment funds affiliated with Friedman Fleischer & Lowe, LLC(3)	5,005,898	13.52%
Investment funds affiliated with Harvest Partners, LP(1)	5,005,895	13.52%
Investment funds affiliated with Pine Brook Road Partners, LLC(4)	5,005,897	13.52%

†
For important disclosures regarding the security ownership of certain beneficial ownwers and management of Green, please see "—Security Ownership and Certain Beneficial Ownership—Beneficial Ownership of Green as of June 29, 2015" beginning on page 152. For important disclosures regarding the security ownership of certain beneficial ownwers and management of Patriot, please see "Information About Patriot—Security Ownership and Certain Beneficial Ownership" beginning on page 192.

*
Amount represents less than 1% of outstanding Green common stock.

(1)
The address of each of the entities and persons affiliated with Harvest Partners, LP is c/o Harvest Partners, LP, 280 Park Avenue, 25th Floor, New York, NY, 10017.

(2)
To be added as a director upon the consummation of the merger in accordance with the terms, and subject to the conditions, of the merger agreement.

(3)
The address of each of the entities and persons affiliated with Friedman Fleischer & Lowe, LLC is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, Ste. 2200, San Francisco, CA 94111.

(4)
The address of each of the entities affiliated with Pine Brook Road Partners, LLC is c/o Pine Brook Road Partners, LLC, 60 East 42nd street, 50th Floor, New York, NY 10165.

INFORMATION ABOUT MERGER SUB

        Merger Sub is a Texas corporation and a wholly-owned subsidiary of Green. Merger Sub was formed by Green solely for purposes of consummating the merger.

 INFORMATION ABOUT PATRIOT

        Patriot is a Texas corporation that owns all of the outstanding shares of common stock of Patriot Bank, a Texas chartered state nonmember bank, with operational headquarters in Houston, Texas. Patriot Bank offers a variety of services including commercial and industrial lending, real estate lending, and treasury management; along with a selection of consumer products. Patriot Bank has six branches in the greater Houston, Texas area, two branches in the Dallas-Fort Worth, Texas area and one branch in Fannin County, Texas.

        Patriot's principal executive offices are located at 7500 San Felipe, Suite 125, Houston, Texas 77063, and its telephone number at that location is (713) 400-7100. Additional information about Patriot and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information," beginning on page 287.

Information About Patriot's Business

        General.    Patriot was incorporated as a Texas corporation in 2005 to serve as a bank holding company for Patriot Bank. Patriot does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Patriot Bank. Its primary activities are to provide assistance in the management and coordination of Patriot Bank's financial resources. Patriot's principal asset is the outstanding common stock of Patriot Bank. Patriot derives its revenues primarily from the operations of Patriot Bank in the form of dividends received from Patriot Bank.

        Patriot Bank is a Texas state-chartered banking association that is not a member of the Federal Reserve System. Patriot Bank in its present form resulted from the acquisition, and subsequent main office relocation to Houston, of First State Bank, Honey Grove, Texas in January 2005. Patriot Bank's original charter is believed to date back to the late 1800s.

        Patriot owns Patriot Bank through a wholly-owned intermediate holding company, Patriot Intermediate Holdings. Patriot Intermediate Holdings has no significant assets other than all of the outstanding common stock of Patriot Bank.

        As a bank holding company, Patriot is subject to supervision and regulation by the Federal Reserve Board, in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve Board.

        As of March 31, 2015, Patriot had, on a consolidated basis, total assets of $1.37 billion, total deposits of $1.10 billion, total loans and leases (net of unearned discount and allowance for loan and lease losses) of $955.17 million, and total shareholders' equity of $123.14 million. Patriot does not file reports with the SEC. Patriot does, however, voluntarily provide annual reports, including audited and unaudited financial statements, to its shareholders in advance of its annual meeting.

        Products and Services.    Patriot Bank is a traditional commercial bank offering a variety of banking services to consumer and commercial customers in the Houston and Dallas metropolitan areas and in Fannin County, Texas. Patriot Bank offers a range of consumer and commercial loans. Commercial loans offered include loans to small- and medium-sized businesses for the purpose of purchasing equipment, inventory, facilities or for working capital. Consumer loans offered include loans for the purpose of purchasing automobiles, recreational vehicles, personal residences, household goods, home improvements or for educational needs.

        Patriot Bank offers depository services and various checking account services. Patriot Bank also offers commercial treasury management services, safe deposit boxes, debit card services, merchant bank card services, traveler's checks, wire transfer services, cashier's checks, money orders, telephone banking, Internet banking, direct deposit and automatic transfers between accounts. Patriot Bank has ATMs at each of its locations. Patriot Bank's business is not seasonal in any material respect.

        Patriot Bank funds its lending activities primarily from the core deposit base. Patriot Bank obtains deposits from its local markets with no material position (in excess of 10% of total deposits) dependent upon any one person or entity.

        Competition.    The table below lists Patriot Bank's deposit market share as of June 30, 2014 (the most recent date as of which the relevant data is available from the FDIC), for the Houston MSA and the Dallas MSA, respectively.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Houston MSA	21 of 103	6	$851,239	0.35
Dallas MSA	88 of 168	2	$120,042	0.06

        Each activity in which Patriot is engaged involves competition with other banks, as well as with nonbanking financial institutions and nonfinancial enterprises. In addition to competing with other commercial banks within and outside its primary service area, Patriot competes with other financial institutions engaged in the business of making loans or accepting deposits, such as savings and loan associations, credit unions, industrial loan associations, insurance companies, small loan companies, financial companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit card organizations and other enterprises. Patriot also competes with suppliers of equipment in furnishing equipment financing. Banks and other financial institutions with which Patriot competes may have capital resources and legal loan limits substantially higher than those maintained by Patriot.

        Employees.    As of May 31, 2015, Patriot had 174 full-time employees and 10 part-time employees, none of whom are covered by a collective bargaining agreement.

Information About Patriot's Properties

        Patriot Bank leases its 26,218 square foot, main and principal executive offices, which are located at 7500 San Felipe, Houston, Harris County, Texas 77063. Patriot Bank also operates banking offices at the following locations:

Location	Own or Lease	Sq. Ft.
Harris County
Memorial Branch	Lease	3,000
Chimney Rock Branch	Lease	2,640
Katy Freeway Branch	Lease	4,055
Bay Area Branch	Lease	3,000
Galveston County
Friendswood Branch	Lease	3,180
Dallas County
Allen Center Branch	Lease	7,322
Mesquite Branch	Lease	8,157
Fannin County
Honey Grove Branch	Own	2,720

        Patriot's principal markets are in some of the most populous areas of the U.S. The Dallas and the Houston MSAs are the fourth and fifth largest in the country, respectively, according to 2014 U.S. Census Bureau estimates.

Patriot Legal Proceedings

        Various legal claims arise from time to time in the normal course of business which, in the opinion of Patriot's management, will have no material effect on Patriot's consolidated financial statements.

Overview of Patriot Management's Discussion and Analysis of Financial Condition and Results of Operations

        The following discussion and analysis is intended to provide an overview of the significant factors affecting the financial condition and results of operations of Patriot for the three months ended March 31, 2015 and 2014 and the years ended December 31, 2014, 2013 and 2012. This following discussion and analysis should be read in conjunction with the sections of this joint proxy statement/prospectus entitled "Cautionary Statement Regarding Forward-Looking Statements," "Risk Factors," "Selected Consolidated Historical Financial Data of Patriot" and Patriot's consolidated financial statements and the accompanying notes included elsewhere in this joint proxy statement/prospectus. As used in this section, unless the context otherwise requires, references to "Patriot" refer to Patriot Bancshares, Inc. and Patriot Bank on a consolidated basis.

Overview

        Patriot is a bank holding company headquartered in Houston, Texas. Through its wholly-owned subsidiary, Patriot Bank, a Texas state chartered bank, it provides relationship-driven commercial banking products and services tailored to meet the needs of small to medium-sized businesses and professionals. Since its inception, it has targeted customers primarily in its primary market areas, which it considers to be Houston and Dallas. Patriot currently operates nine branches and one mortgage office. Patriot has experienced significant organic growth since commencing banking operations in January 2005. As of March 31, 2015, it had total assets of $1.4 billion, total loans held for investment of $965.9 million, total deposits of $1.1 billion and total shareholders' equity of $123.1 million.

        As a bank holding company operating through one segment, community banking, Patriot generates most of its revenues from interest income on loans, customer service and loan fees, gains on sale of mortgage loans, and interest income from securities. Patriot incurs interest expense on deposits and other borrowed funds and noninterest expense, such as salaries and employee benefits and occupancy expenses. Patriot analyzes its ability to maximize income generated from interest earning assets and expense of its liabilities through its net interest margin. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets.

        Changes in market interest rates and interest rates Patriot earns on interest-earning assets or pays on interest-bearing liabilities, as well as the volume and types of interest-earning assets, interest-bearing and noninterest-bearing liabilities and shareholders' equity, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in its loan portfolio are affected by, among other factors, economic and competitive conditions in Texas and specifically in the Houston and Dallas MSAs, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within its target market and throughout the state of Texas.

Critical Accounting Policies

  Allowance for Loan Losses

        The allowance for loan losses represents management's estimate of probable losses inherent in Patriot's lending portfolio. Credit exposures deemed to be uncollectible are charged against these accounts. Cash recovered on previously charged-off amounts is recorded as a recovery to these accounts. The allowance for loan losses does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual or is charged-off.

        Patriot employs a systematic methodology for determining the allowance for credit losses that consists of three components: (i) specific valuation allowances determined in accordance with the FASB's ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical average loss experience for similar loans with similar characteristics and trends adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other risk factors both internal and external to Patriot.

        A loan, with the exception of groups of smaller-balance homogenous loans, is considered impaired and subject to ASC Topic 310 when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

        The specific allowance related to an impaired loan is established when the carrying value of the loan is more than the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

        The allowance on the remaining portfolio segments is calculated using historical loss rates in accordance with ASC Topic 450. Criticized and classified loans, not deemed impaired, are subject to an allowance based on the historical loss migration analysis by grade. Pass loans are subject to an allowance based on historical losses by product type.

        The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. The general valuation factor is based upon a more qualitative analysis of risk. Various risks are considered in the determination of the environmental adjustment factor such as asset quality, lending management and staff, loan policies and procedures, loan review, credit concentrations, loan volumes, collateral values, and economic trends.

  Business Combinations, Goodwill and Other Intangible Assets

        Authoritative accounting guidance requires that all business combinations initiated after June 30, 2001 are accounted for under the acquisition method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The guidance addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. The guidance provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment.

        Goodwill and other intangible assets recorded in the acquisitions of First State Bank of Honey Grove, Quadco Bancshares, Inc., Northeast Bancshares, Inc., Principal Mortgage Group and Northstreet Mortgage, Inc. are subject to the provisions of the guidance.

        The goodwill associated with the acquisitions of Principal Mortgage Group and Northstreet Mortgage, Inc. was deemed impaired in 2014, resulting in a goodwill impairment loss of $94,352. The goodwill recorded on the remaining acquisitions amounted to $6,681,784 and is not subject to amortization. Patriot conducted a goodwill impairment test for the year ended December 31, 2014. There were no further reductions of recorded goodwill resulting from the impairment test.

        Other identifiable intangible assets recorded by Patriot Bank represent future benefits associated with the acquisition of core deposits of First State Bank of Honey Grove, Quadco Bancshares, Inc. and Northeast Bancshares, Inc. and are being amortized over 10 years utilizing a method that approximates the expected attrition of the deposits.

  Fair Value of Financial Instruments

        Patriot determines the fair market values of financial instruments based on the fair value hierarchy established which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value. Level 1 inputs include quoted market prices, where available. If such quoted market prices are not available, Level 2 inputs are used. These inputs are based upon internally developed models that primarily use observable market-based parameters. Level 3 inputs are unobservable inputs which are typically based on an entity's own assumptions, as there is little, if any, related market activity. Patriot's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Patriot Management's Discussion and Analysis—Results of Operations for the Three Months Ended March 31, 2015 and 2014

        Net income applicable to common shareholders was $644 thousand for the quarter ended March 31, 2015 compared with $1.2 million for the quarter ended March 31, 2014. Patriot generated returns on average equity of 5.40% and 5.95%, returns on average assets of 0.48% and 0.53% and efficiency ratios of 80.13% and 78.27% for the quarters ended March 31, 2015 and 2014, respectively. The efficiency ratio is calculated as noninterest expense divided by the sum of net interest income and noninterest income. The change in the efficiency ratio was primarily the result of an increase of $682 thousand in noninterest expense compared with an increase of $582 thousand in noninterest income and net interest income.

Net Interest Income

        Patriot's operating results depend primarily on its net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest sensitive assets and liabilities. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact net interest income. The variance driven by the changes in the amount and mix of interest-earning assets and interest-bearing liabilities is referred to as a "volume change." Changes in yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds are referred to as a "rate change."

        Net interest spread is the difference between rates earned on interest-earning assets and rates paid on interest-bearing liabilities. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Because noninterest-bearing sources of funds, such as noninterest-

bearing deposits and shareholders' equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

        Net interest income before provision for loan losses for the three months ended March 31, 2015 was $9.0 million compared with $8.9 million for the three months ended March 31, 2014, an increase of $149 thousand or 1.7%. The increase in net interest income was primarily due to the increase in average loans outstanding of $116 million driven by organic loan growth. Interest income was $11.9 million for the three months ended March 31, 2015, an increase of $252 thousand compared with the three months ended March 31, 2014. Interest income on loans was $10.8 million for the three months ended March 31, 2015, an increase of $615 thousand or 6.1% compared with the three months ended March 31, 2014 primarily due to the increase in average loans outstanding. Average interest-bearing liabilities increased $86 million for the three months ended March 31, 2015 compared to the three months ended March 31, 2014 reflecting a $104 thousand increase in interest expense partially offset by a 5 basis point decrease in the average cost of liabilities. Average interest-bearing deposits for the three months ended March 31, 2015 increased $74 thousand compared with the three months ended March 31, 2014 and interest expense on interest-bearing deposits decreased $44 thousand for the same period reflecting a decrease in the cost of interest-bearing deposits of 10 basis points.

        Net interest margin, defined as net interest income divided by average interest-earning assets, for the three months ended March 31, 2015 was 2.74%, a decrease of 18 basis points compared with 2.92% for the same period in 2014.

        The following tables present, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. All average balances are daily average balances. Any nonaccruing loans have been included in the table as loans carrying a zero yield.

	For the Three Months Ended March 31,
	2015			2014
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands) (Unaudited)
Assets
Interest-earning assets:
Total loans(1)	$958,272	$10,765	4.49%	$842,610	$10,150	4.82%
Securities (available for sale and held to maturity)	298,934	1,085	1.45	341,422	1,484	1.74
Federal funds sold and other interest-earning assets	61,324	49	0.32	33,309	13	0.16

Total interest-earning assets	1,318,530	11,899	3.61%	1,217,341	11,647	3.83%

Allowance for loan losses	(11,287)			(14,287)
Noninterest-earning assets	78,136			64,217

Total assets	$1,385,379			$1,267,271

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits	$950,748	$2,392	1.01%	$877,179	$2,436	1.11%
Advances from FHLB	120,206	162	0.54	110,272	103	0.37
Other borrowings	29,250	314	4.29	26,814	226	3.37

Total interest-bearing liabilities	1,100,204	2,868	1.04%	1,014,265	2,765	1.09%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	153,535			128,123
Other liabilities	9,357			12,265

Total noninterest-bearing liabilities	162,892			140,388
Shareholders' equity	122,283			112,618

Total liabilities and shareholders' equity	$1,385,379			$1,267,271

Net interest rate spread(2)			2.57%			2.74%

Net interest income		$9,031			$8,882

Net interest margin(3)			2.74%			2.92%

(1)
Includes average outstanding balances of loans held for sale of $12.3 million and $15.8 million for 2015 and 2014.

(2)
Net interest rate spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)
Net interest margin is equal to net interest income divided by average interest-earning assets.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Three Months Ended March 31, 2015 Compared to 2014
	Increase (Decrease) due to
	Volume	Rate	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Total loans	$1,393	$(778)	$615
Securities (available for sale and held to maturity)	(185)	(214)	(399)
Federal funds sold and other interest-earning assets	11	25	36

Total increase (decrease) in interest income	1,219	(967)	252
Interest-bearing liabilities:
Interest-bearing deposits	204	(248)	(44)
Advances from FHLB	9	50	59
Other borrowings	21	67	88

Total increase (decrease) in interest expense	234	(131)	103

Increase (decrease) in net interest income	$985	$(836)	$149

Provision for loan losses

        Patriot's provision for loan losses is a charge to income in order to bring its allowance for loan losses to a level deemed appropriate by management. For a description of the factors taken into account by management in determining the allowance for loan losses see the section of this joint proxy statement/prospectus entitled "—Overview of Patriot Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses." The allowance for loan losses at March 31, 2015 was $10.7 million, representing 1.11% of total loans held for investment as of such date.

        There were no provisions for loan losses for the three months ended March 31, 2015 or March 31, 2014. Net charge-offs for the three months ended March 31, 2015 were $428 thousand compared with net charge-offs of $1.5 million for the three months ended March 31, 2014. This decrease primarily reflected a $1.7 million charge-off on a large apartment project taken during the quarter ended March 31, 2014.

Noninterest Income

        Patriot's primary sources of recurring noninterest income are service charges on deposit accounts, gains on the sale of loans and available for sale securities and other service fees. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method.

        The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Three Months Ended March 31,
			Increase (Decrease)
	2015	2014
	(Dollars in thousands) (Unaudited)
Noninterest income:
Service charges on deposit accounts	$180	$193	$(13)
Fees on sales of mortgage loans	348	326	22
Net realized gain on sales of available for sale securities	541	544	(3)
Net realized gain on sales of loans	1,555	1,592	(37)
Gain (loss) on sales of foreclosed assets	28	(64)	92
Other income	556	183	373

Total noninterest income	$3,208	$2,774	$434

        Noninterest income for the three months ended March 31, 2015 increased $434 thousand or 15.6% to $3.2 million compared to noninterest income of $2.8 million for the same period in 2014. The increase was primarily due to a $168 thousand increase in Bank-Owned Life Insurance (which we refer to in this joint proxy statement/prospectus as "BOLI") dividends resulting from an additional investment during the period of $23 million in life insurance policies on new participants. In addition, other increases included an increase of $92 thousand on gains on sales of foreclosed properties and an increase in SWAP fees of $65 thousand.

Noninterest Expense

        For the three months ended March 31, 2015, noninterest expense totaled $9.8 million, an increase of $682 thousand or 7.5% compared with the three months ended March 31, 2014. The increase was primarily due to a $205 thousand increase in lease expense within the mortgage company. The Consumer Direct division of the mortgage company purchases consumer leads from third parties that have been received from potential borrowers interested in a mortgage loan to either purchase a home or refinance an existing home. In addition, there was a $200 thousand increase in FDIC and Texas Department of Banking fees reflecting balance sheet growth and $81 thousand in professional fees related to accounting, consulting and general corporate legal expense.

        The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Three Months Ended March 31,
			Increase (Decrease)
	2015	2014
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$5,129	$5,111	$18
Non-staff expenses:
Occupancy of bank premises	1,089	1,126	(37)
Data processing	347	313	34
FDIC assessment fees	548	348	200
Legal and professional fees	486	405	81
Amortization of intangible assets	37	40	(3)
Advertising and promotions	213	215	(2)
Foreclosed asset operating expenses, net	289	301	(12)
Foreclosed asset mark to market expense	37	57	(20)
Other expense	1,630	1,207	423

Total noninterest expense	$9,805	$9,123	$682

        Efficiency Ratio.    The efficiency ratio is a supplemental financial measure utilized in Patriot's internal evaluation of Patriot's performance. The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. An increase in the efficiency ratio indicates that more resources are being utilized to generate the same volume of income, while a decrease would indicate a more efficient allocation of resources. Patriot's efficiency ratio was 80.13% for the three months ended March 31, 2015, compared with 78.27% for the three months ended March 31, 2014. The increase was primarily due to an increase in noninterest expense.

Income Taxes

        Income tax expense decreased $77 thousand, or 8.9% to $782 thousand for the three months ended March 31, 2015, compared with $859 thousand for the same period in 2014. The decrease was primarily attributable to lower pre-tax net earnings for the three months ended March 31, 2015 compared with the same period in 2014. The effective income tax rate for the three months ended March 31, 2015 and 2014 was 32.1% and 33.9%, respectively.

Patriot Management's Discussion and Analysis—Results of Operations For the Years Ended December 31, 2014, 2013 and 2012

Net Interest Income

        For additional information on net interest income and how Patriot measures and monitors it, see the section of this joint proxy statement/prospectus entitled "Patriot Management's Discussion and Analysis—Results of Operations for the Three Months Ended March 31, 2015 and 2014—Net Interest Income."

        2014 vs. 2013.    Net interest income for 2014 was $37.4 million compared to $33.1 million for 2013, an increase of $4.3 million or 13.1%. The increase in net interest income was primarily due to a $2.7 million or 5.8% increase in interest income and a decrease in interest expense of $1.7 million or 12.7%. The growth in interest income was primarily attributable to a $56.6 million or 6.7% increase in average loans outstanding to $905.6 million for the year ended December 31, 2014, and an increase in average securities of $37.9 million or 14.5% to $298.7 million for the same period in 2014 compared with $849.0 million and $260.8 million for average loans outstanding and average securities outstanding for 2013, respectively. Interest expense was $11.4 million for 2014, a $1.6 million decrease over 2013. Average interest-bearing deposits increased $1.7 million for 2014 compared to 2013. The average rate on interest-bearing deposits decreased from 1.26% to 1.08% for the same period, resulting in a $1.7 million decrease in related interest expense.

        2013 vs. 2012.    Net interest income for 2013 and 2012 was $33.1 million and $33.0 million, respectively. Interest expense for the year ended December 31, 2013 decreased $1.6 million, or 10.9%, to $13.0 million compared with $14.6 million for the same period in 2012. Interest income decreased $1.4 million or 3% to $46.1 million compared with $47.6 million for the same period in 2012. The average balance of interest-earning assets increased by $1.3 million or 0.1% to $1.159 billion in 2013 compared with $1.157 billion in 2012.

        The average balance of interest-bearing liabilities decreased by $21 million or 2.1% in 2013, compared to 2012, and the average rate on interest-bearing liabilities decreased 13 basis points, resulting in total interest expense decreasing $1.6 million year over year. Total cost of funds decreased 13 basis points to 1.34% for 2013 from 1.47% for 2012. Net interest margin for 2013 was 2.86%, an increase of 1 basis point compared to 2.85% for 2012.

        The following table presents, for the periods indicated, the total dollar amount of average balances, interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances for 2014, 2013 and 2012 are daily average balances. Any non-accrual loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,
	2014			2013			2012
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in Thousands)
Assets
Interest-earning assets:
Total loans(1)	$905,642	$43,801	4.84%	$848,993	$42,725	5.03%	$835,349	$43,815	5.25%
Securities (available for sale and held to maturity)	298,662	4,847	1.62	260,809	3,301	1.27	262,359	3,603	1.37
Federal funds sold and other interest-earning assets	61,982	179	0.29	48,741	120	0.25	59,489	174	0.29

Total interest-earning assets	1,266,286	48,827	3.86%	1,158,543	46,146	3.98%	1,157,197	47,592	4.11%

Allowance for loan losses	(13,058)			(14,140)			(15,428)
Noninterest-earning assets	67,973			72,438			84,780

Total assets	$1,321,201			$1,216,841			$1,226,549

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits	$902,232	$9,700	1.08%	$900,486	$11,351	1.26%	$890,006	$12,078	1.36%
Advances from FHLB	128,005	564	0.44	45,790	800	1.75	78,258	1,681	2.15
Other borrowings	27,687	1,114	4.02	25,897	883	3.41	24,501	871	3.55

Total interest-bearing liabilities	1,057,924	11,378	1.08%	972,173	13,034	1.34%	992,765	14,630	1.47%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	132,355			124,202			116,024
Other liabilities	14,584			9,612			8,967

Total noninterest-bearing liabilities	146,939			133,814			124,991
Shareholders' equity	116,338			110,854			108,793

Total liabilities and shareholders' equity	$1,321,201			$1,216,841			$1,226,549

Net interest rate spread(2)			2.78%			2.64%			2.64%

Net interest income		$37,449			$33,112			$32,962

Net interest margin(3)			2.96%			2.86%			2.85%

(1)
Includes average outstanding balances of loans held for sale of $21.7 million, $36.4 million, and $38.6 million for 2014, 2013 and 2012.

(2)
Net interest rate spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)
Net interest margin is equal to net interest income divided by average interest-earning assets.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	For the Years Ended December 31,
	2014 vs. 2013			2013 vs. 2012
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)
Interest-earning assets:
Total loans	$2,851	$(1,775)	$1,076	$716	$(1,806)	$(1,090)
Securities (available for sale and held to maturity)	479	1,067	1,546	(21)	(281)	(302)
Federal funds sold and other interest-earning assets	33	26	59	(31)	(23)	(54)

Total increase (decrease) in interest income	3,363	(682)	2,681	664	(2,110)	(1,446)
Interest-bearing liabilities:
Interest-bearing deposits	$22	$(1,673)	$(1,651)	$142	$(869)	$(727)
Advances from FHLB	1,436	(1,672)	(236)	(697)	(184)	(881)
Other borrowings	61	170	231	50	(38)	12

Total increase (decrease) in interest expense	1,519	(3,175)	(1,656)	(505)	(1,091)	(1,596)

Increase (decrease) in net interest income	$1,844	$2,493	$4,337	$1,169	$(1,019)	$150

Provision for Loan Losses

        The provision for loan losses for the year ended December 31, 2014 was reversal of $1.3 million compared to provision of $350 thousand for the year ended December 31, 2013. The decrease in provision expense was primarily due to the existence of excess allowance for loan losses based on Patriot's methodology for calculating adequate reserves. Net charge-offs for the years ended December 31, 2014 and December 31, 2013 were $1.9 million and $1.3 million, respectively. This increase of 46.2% reflected a decrease in gross charge-offs from $3.4 million for the year ended December 31, 2013 to $2.5 million for the year ended December 31, 2014 and a decrease in recoveries from $2.1 million for the year ended December 31, 2013 to $600 thousand for the year ended December 31, 2014. The decrease in net charge-offs was largely a result of improvement in the quality of Patriot's loan portfolio.

Noninterest Income

        The primary sources of recurring noninterest income are customer service fees, loan fees, gains on sale of loans and available for sale securities and other service fees. Noninterest income does not include loan origination fees which are recognized over the life of the related loan as an adjustment to yield.

        For the year ended December 31, 2014, noninterest income totaled $15.4 million, a decrease of $12.6 million or 45% compared to $28.0 million in 2013. For the year ended December 31, 2013, noninterest income totaled $28.0 million, a decrease of $1.3 million or 4% compared to $29.3 million in 2012. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,			Increase (Decrease)
	2014	2013	2012	2014 v 2013	2013 v 2012
	(Dollars in thousands)
Noninterest income:
Service charges on deposit accounts	$703	$635	$558	$68	$77
Fees on sales of mortgage loans	2,328	5,072	5,487	(2,744)	(415)
Net realized gain on sales of available for sale securities	1,447	645	1,930	802	(1,285)
Net realized gain on sales of loans	8,126	17,059	19,925	(8,933)	(2,866)
Gain (loss) on sales of foreclosed assets	1,312	3,428	—	(2,116)	3,428
Other income	1,480	1,155	1,363	325	(208)

Total noninterest income	$15,396	$27,994	$29,263	$(12,598)	$(1,269)

        Gain on sales of loans.    Gain on sales of loans decreased $8.9 million or 52.4% in 2014 compared to 2013 due to a decrease in the number of mortgage loans sold in 2014 compared to 2013. Gain on sale of loans decreased $2.9 million or 14.4% in 2013 compared to 2012 due to a decrease in mortgage loans sold. The year 2012 was a record year for production and loan sales for Patriot Mortgage, a wholly-owned subsidiary of Patriot. The gains primarily reflect loans sold into the secondary market, on a servicing released basis, to large bank aggregators, by Patriot Mortgage. The single family loans were originated primarily during 2014, 2013 and 2012 and represented conventional, FHA and VA loans. Patriot Mortgage sold 1,213 loans in 2014 or $282 million, compared to 2,244 loans in 2013 or $477 million and 2,397 loans or $504 million in 2012.

        Gain on sales of other real estate owned.    The decrease of $2.1 million in gain on sales of other real estate owned for 2014 compared to 2013 was due to a decrease of proceeds from sales of foreclosed assets of $5.9 million during 2014. The increase of $3.4 million for 2013 compared to 2012 was due primarily to the absence of any gains or losses in 2012, and the 2013 sale of a large parcel of land in South Houston.

        Bank-owned life insurance.    Income from bank-owned life insurance income increased $24 thousand in 2014 compared to 2013 due to the purchase of $23 million of additional bank-owned life insurance in December 2014. The income decreased $2 thousand in 2013 compared to 2012 due to a decrease in the insurance company dividend rate.

        Gain on sales of investment securities.    Gain on the sale of securities increased $802 thousand in 2014 to $1.4 million compared with $645 thousand in 2013. In 2012 gain on sale of securities increased $1.3 million to $1.9 million compared to $645 thousand in 2013. Proceeds from the sales were primarily utilized to fund loan growth and reinvestment in securities.

        Fees on sales of mortgage loans.    Fees on sale of mortgage loans decreased $2.7 million or 54.1% to $2.3 million compared to $5.1 million in 2013 and decreased $415 thousand in 2013 from $5.5 million in 2012. The fees are generated from loan originations in Patriot Mortgage and represent customary fees associated with single family loans. Such fees are directly related to the volume of loans closed and funded during the period.

Noninterest Expense

        For the year ended December 31, 2014, noninterest expense totaled $42.1 million, a decrease of $8.4 million or 16.6% compared to 2013. For the year ended December 31, 2013, noninterest expense totaled $50.5 million a decrease of $4.5 million or 8.2% compared to $55.1 million for the same period in 2012. The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,			Increase (Decrease)
	2014	2013	2012	2014 v 2013	2013 v 2012
	(Dollars in thousands)
Salaries and employee benefits	$22,888	$29,961	$29,204	$(7,073)	$757
Non-staff expenses:
Occupancy of bank premises	4,607	4,854	4,244	(247)	610
Data processing	1,268	1,193	1,044	75	149
FDIC assessment fees	1,858	1,923	2,957	(65)	(1,034)
Legal and professional fees	1,743	1,998	1,839	(255)	159
Amortization of intangible assets	159	159	159	—	—
Advertising and promotions	847	710	686	137	24
Foreclosed asset operating expenses, net	1,315	976	3,706	339	(2,730)
Foreclosed asset mark to market expense	149	834	1,901	(685)	(1,067)
Other	7,294	7,917	9,316	(623)	(1,399)

Total noninterest expense	$42,128	$50,525	$55,056	$(8,397)	$(4,531)

        Salaries and employee benefits.    Salaries and employee benefits decreased by $7.1 million between 2014 and December 31, 2013 primarily as a result of restructuring activities in Patriot Mortgage. Ten retail branch offices were closed at various times in the first, third and fourth quarters of 2014. As a result, approximately 30 employees were terminated from service. The retail branches involved in the closures were located in Houston, Lake Jackson, Dallas, Austin, San Antonio and El Paso. Salaries and employee benefits increased $757 thousand to $30.0 million for 2013, compared to $29.3 million for 2012, primarily due to an increase in bank full-time employees.

        Occupancy of bank premises.    Occupancy expenses were $4.6 million, $4.9 million and $4.2 million for the years ended December 31, 2014, 2013 and 2012, respectively. The decrease of $247 thousand or 5.1% for 2014 compared to 2013 was due primarily to a decrease of $67 thousand in depreciation and $80 thousand in property taxes. The increase of $610 thousand or 14.4% for 2013 compared to 2012 was due primarily to $117 thousand increase in lease expense, $174 thousand increase in depreciation and $124 thousand increase in property insurance.

        FDIC and Texas Department of Banking fees.    Assessment fees were $1.9 million, $1.9 million and $3.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. The decrease of $1.0 million, or 35.0% for 2013 compared to 2012 was primarily due to a decrease in the FDIC assessment fee resulting from improvement in the bank's risk profile and the corresponding decrease in the assessment rate.

        Other real estate owned expense.    Expenses related to other real estate owned decreased $346 thousand or 19.1% in 2014 compared to 2013 due to expenses previously related to the undeveloped land that was sold in 2014. The decrease of $3.8 million or 67.8% in 2013 compared to 2012 was primarily due to a decrease in carrying costs, legal fees and valuation adjustments reflecting a decrease of $24.1 million decrease in outstanding other real estate owned.

Income Tax Expense

        For the year ended December 31, 2014, income tax expense was $4.1 million compared to $3.5 million for the year ended December 31, 2013 and $1.8 million for the year ended December 31, 2012. The increase in income tax expense of $590 thousand in 2014 was primarily attributable to the $1.7 million increase in net operating income during 2014. The increase in income tax expense of $1.7 million in 2013 was primarily attributable to the $4.9 million increase in net operating income in 2013. Patriot's effective income tax rates for the years ended December 31, 2014, 2013 and 2012 were 33.9%, 33.9% and 33.8%, respectively, compared to the U.S. statutory rate of 34% for each year.

        Patriot's effective tax rate for 2014 was essentially the same as the statutory rate because its tax-exempt bank-owned life insurance earnings were approximately equal to its other non-deductible expenses. Patriot's effective tax rate for the year ended December 31, 2013 was affected primarily by tax-exempt bank-owned life insurance earnings and the reversal of its deferred tax asset valuation allowance. Patriot's effective tax rate for the year ended December 31, 2012 was affected primarily by the partial reversal of its deferred tax asset valuation allowance.

Financial Condition

        Patriot's total assets decreased $32.8 million or 2.3% from $1.405 billion as of December 31, 2014 to $1.372 billion as of March 31, 2015, and increased $130.1 million or 10.2% from $1.275 billion as of December 31, 2013 to December 31, 2014. Patriot's asset growth was due to the successful execution of its strategy of establishing deep relationships in its market areas resulting in new customer accounts and growth in balances from existing loan and deposit customers.

  Loan Portfolio

        Patriot's primary source of income is interest on loans to small to medium-sized businesses and commercial companies located in the Houston and Dallas metropolitan areas. Patriot's loan portfolio consists primarily of commercial loans and real estate loans secured by commercial real estate properties located in its primary market area. Patriot's loan portfolio represents the highest yielding component of its earning asset base.

        As of March 31, 2015, total loans were $979 million, an increase of $21.6 million or 2.3% compared to $958 million as of December 31, 2014. Total loans as of December 31, 2014 represented an increase of $110 million or 13.0% compared to $848 million as of December 31, 2013. These increases were primarily due to Patriot's continued penetration in its primary market area. Of these amounts, $13 million, $11 million and $24 million in loans were classified as held for sale as of March 31, 2015, December 31, 2014 and December 31, 2013, respectively.

        Total loans as a percentage of deposits were 88.8%, 86.2% and 81.6% as of March 31, 2015, December 31, 2014 and December 31, 2013, respectively. Total loans as a percentage of assets were 71.4%, 68.2% and 66.5% as of March 31, 2015 and December 31, 2014 and December 31, 2013, respectively.

        The following table summarizes Patriot's loan portfolio by type of loan as of the dates indicated:

			As of December 31,
	As of March 31, 2015 (Unaudited)
			2014		2013		2012		2011
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial	$331,997	34.4%	$321,837	34.0%	$266,079	32.3%	$273,234	33.5%	$263,798	31.3%
Real estate:
Construction and land development	130,866	13.5	132,664	14.0	115,554	14.0	96,706	11.9	145,976	17.3
1 - 4 family residential	57,606	6.0	59,099	6.3	68,925	8.4	76,109	9.3	82,237	9.8
Multi-family residential	31,992	3.3	36,046	3.8	26,237	3.2	23,603	2.9	27,275	3.2
Commercial mortgage	397,470	41.2	389,459	41.1	341,188	41.4	339,894	41.6	318,299	37.8
Consumer	15,926	1.6	7,950	0.8	5,972	0.7	6,871	0.8	4,564	0.6

Total loans held for investment	$965,857	100%	$947,055	100%	$823,955	100%	$816,417	100%	$842,149	100%

Total loans held for sale	$13,447		$10,668		$23,987		$48,336		$35,338

        Commercial loans.    Patriot's commercial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. These loans are primarily made based on the identified cash flows of the borrower, and secondarily, on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

        Commercial loans increased $10.2 million or 3.2% to $332.0 million as of March 31, 2015 from $321.8 million as of December 31, 2014. The increase in lending activity was due to a relatively robust business environment in Patriot's primary market area and the efforts of its relationship-based lenders who leveraged these growth opportunities. Commercial loans as of December 31, 2014 represented an increase of $55.8 million or 21% from $266.1 million as of December 31, 2013. The increase in commercial loans during 2014 primarily resulted from its hiring of additional experienced lending officers in 2014.

        Construction and land.    Patriot's construction and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing the portfolio are located throughout Texas, in the markets in which Patriot operates, and are generally diverse in terms of type.

        Construction and land loans decreased $1.8 million or 1.4% to $130.9 million as of March 31, 2015 from $132.7 million as of December 31, 2014. The decrease in lending activity was due to a decline in the business environment in Patriot's primary market area. Construction and land loans as of December 31, 2014 represented an increase of $17.1 million or 14.8% from $115.6 million as of December 31, 2013. The increase in construction and land loans during 2014 primarily resulted from the hiring of additional experienced lending officers in 2014 as well as an increase in market demand.

        1-4 family residential.    Patriot's 1-4 family residential loans are comprised of loans secured by single family homes, which are both owner-occupied and investor owned. Patriot's 1-4 family residential loans have a relatively small balance spread between many individual borrowers.

        1-4 family residential loans decreased $1.5 million or 2.5% to $57.6 million as of March 31, 2015 from $59.1 million as of December 31, 2014. This slight decrease resulted primarily from referring new loan applicants to Patriot Mortgage 1-4 family residential loans as of December 31, 2014 represented a decrease of $9.8 million or 14.3% from $68.9 million as of December 31, 2013. The decrease in 1-4 family residential loans during 2014 primarily resulted from Patriot's referring new loan applicants to Patriot Mortgage.

        Commercial Mortgage.    Patriot's commercial mortgage loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by real estate. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are primarily located throughout Houston and Dallas and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.

        Commercial mortgage loans increased $8.0 million or 2.1% to $397.5 million as of March 31, 2015 from $389.5 million as of December 31, 2014. This increase primarily resulted from increased lending activity due to an increase in demand and favorable market conditions. Commercial mortgage loans as of December 31, 2014 represented an increase of $48.3 million or 14.1% from $341.2 million as of December 31, 2013. The increase in commercial mortgage loans during 2014 mainly resulted from its hiring of additional experienced lending officers in 2014 as well as an increase in market demand due to favorable market conditions.

        Other loan categories.    Other categories of loans included in Patriot's loan portfolio include multi-family residential loans and consumer loans. Neither of these categories of loans represents a significant portion of its total loan portfolio.

        The contractual maturity ranges of loans in Patriot's loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of March 31, 2015
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands) (Unaudited)
Commercial & industrial (includes agricultural)	$95,040	$169,010	$67,947	$331,997
Real estate:
Construction, land & land development	27,594	78,840	24,432	130,866
1 - 4 family residential	19,963	4,757	32,886	57,606
Multi-family residential	—	27,764	4,228	31,992
Commercial mortgage (includes farmland)	12,064	230,792	154,614	397,470
Consumer	13,790	1,171	965	15,926

Total loans	$168,451	$512,334	$285,072	$965,857

Amounts with fixed rates	$41,557	$183,449	$102,726	$327,732

Amounts with floating rates	$126,894	$328,885	$182,346	$638,125

	As of December 31, 2014
	One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)
Commercial & industrial (includes agricultural)	$93,341	$168,392	$60,104	$321,837
Real estate:
Construction, land & land development	19,964	89,416	23,284	132,664
1 - 4 family residential	6,329	18,948	33,822	59,099
Multi-family residential	4,023	28,178	3,845	36,046
Commercial mortgage (includes farmland)	9,196	231,168	149,095	389,459
Consumer	5,871	1,366	713	7,950

Total loans	$138,724	$537,468	$270,863	$947,055

Amounts with fixed rates	$28,016	$185,403	$96,522	$309,941

Amounts with floating rates	$110,708	$352,065	$174,341	$637,114

Nonperforming Assets

        Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        Patriot has several procedures in place to assist in maintaining the overall quality of its loan portfolio. Patriot has established underwriting guidelines, and Patriot also monitors delinquency levels for any negative or adverse trends. There can be no assurance, however, that Patriot's loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

        Patriot believes its conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. Patriot had $20 million in nonperforming assets as of March 31, 2015 compared to $25 million and $47 million in nonperforming assets as of December 31, 2014 and December 31, 2013, respectively. Patriot had $3 million of nonperforming loans as of March 31, 2015 compared to $6 million and $21 million as of December 31, 2014 and December 31, 2013, respectively.

        The following table presents information regarding nonperforming loans at the dates indicated:

		As of December 31,
	As of March 31, 2015
		2014	2013	2012	2011
	(Unaudited)
	(Dollars in thousands)
Non-accrual loans	$3,133	$5,844	$20,972	$19,570	$35,272
Accruing loans 90 or more days past due	—	—	2	—	—

Total nonperforming loans	3,133	5,844	20,974	19,570	35,272
Foreclosed assets, including other real estate:
Commercial real estate, construction, land and land development	7,637	10,539	16,550	35,999	14,283
Residential real estate	8,815	8,815	9,133	13,671	18,684
Other	381	62	108	193	—

Total foreclosed assets	16,833	19,416	25,791	49,863	32,967

Total nonperforming assets	$19,966	$25,260	$46,765	$69,433	$68,239

Restructured loans—non-accrual	$867	$688	$16,526	$3,142	$4,630
Restructured loans—accruing	$67	$48	$—	$—	$—
Ratio of nonperforming loans to total loans	0.32%	0.62%	2.55%	2.40%	4.19%
Ratio of nonperforming assets to total assets	1.44%	1.80%	3.67%	5.77%	5.56%

		As of December 31,
	As of March 31, 2015
		2014	2013	2012	2011
	(Unaudited)
	(Dollars in thousands)
Non-accrual loans by category:
Real estate:
Construction, land & land development	$—	$2,459	$2,006	$2,234	$19,196
1 - 4 family residential	598	309	4,356	58	3,679
Multi-family residential	—		10,132	—	—
Commercial mortgage (includes farmland)	67	576	2,262	10,109	8,247
Commercial & industrial (includes agricultural)	2,437	2,467	2,112	7,169	4,129
Consumer	31	33	104	—	21

Total	$3,133	$5,844	$20,972	$19,570	$35,272

Potential Problem Loans

        From a credit risk standpoint, Patriot classifies loans in one of four categories: pass, special mention, substandard or doubtful. Loans classified as loss are charged-off. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. Patriot reviews the ratings on credits monthly. Ratings are adjusted to reflect the degree of risk and loss that is felt to be inherent in each credit as of each monthly reporting period. Patriot's methodology is structured so that specific allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

        Credits rated special mention show clear signs of financial weaknesses or deterioration in credit worthiness, however, such concerns are not so pronounced that Patriot generally expects to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

        Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses which exist in collateral. A protracted workout on these credits is a distinct possibility. Prompt corrective action may therefore be required to strengthen its position, and/or to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

        The following table summarizes the internal ratings of Patriot's loans as of the dates indicated.

	As of March 31, 2015
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands) (Unaudited)
Real estate:
Construction, land & land development	$127,311	$—	$3,555	$—	$130,866
1 - 4 family residential	56,960	—	646	—	57,606
Multi-family residential	31,992	—	—	—	31,992
Commercial mortgage (includes farmland)	392,927	4,135	408	—	397,470
Commercial & industrial (includes agriculture)	324,090	1,050	6,857	—	331,997
Consumer	15,895	—	31	—	15,926

Total	$949,175	$5,185	$11,497	$—	$965,857

	As of December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real estate:
Construction, land & land development	$126,544	$—	$6,120	$—	$132,664
1 - 4 family residential	58,741	—	358	—	59,099
Multi-family residential	36,046	—		—	36,046
Commercial mortgage (includes farmland)	386,399	2,372	688	—	389,459
Commercial & industrial (includes agriculture)	310,958	—	10,879	—	321,837
Consumer	7,917	—	33	—	7,950

Total	$926,605	$2,372	$18,078	$—	$947,055

	As of December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Total
	(Dollars in thousands)
Real estate:
Construction, land & land development	$107,864	$—	$7,690	$—	$115,554
1 - 4 family residential	64,489	—	4,436	—	68,925
Multi-family residential	15,852	—	10,385	—	26,237
Commercial mortgage (includes farmland)	332,823	—	8,365	—	341,188
Commercial & industrial (includes agriculture)	240,283	17,250	8,546	—	266,079
Consumer	5,865	—	107	—	5,972

Total	$767,176	$17,250	$39,529	$—	$823,955

Allowance for loan losses

        Patriot maintains an allowance for loan losses that represents management's best estimate of the loan losses and risks inherent in the loan portfolio. In determining the allowance for loan losses, Patriot estimates losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of the loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. For additional discussion of Patriot's methodology, please refer to "—Overview of Patriot Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses" beginning on page 160.

        In connection with Patriot's review of the loan portfolio, it considers risk elements attributable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements it considers include:

  •
  for commercial and industrial loans, the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

  •
  for commercial mortgage loans and multifamily residential loans, the debt service coverage ratio (income from the property in excess of operating expenses compared to loan payment requirements), operating results of the owner in the case of owner occupied properties, the loan to value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

  •
  for 1 - 4 family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt to income ratio and employment and income stability, the loan to value ratio, and the age, condition and marketability of the collateral; and

  •
  for construction, land development and other land loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan to value ratio.

        As of March 31, 2015, the allowance for loan losses totaled $10.7 million or 1.11% of total loans. As of December 31, 2014, the allowance for loan losses totaled $11.1 million or 1.17% of total loans. As of December 31, 2013, the allowance for loan losses totaled $14.3 million or 1.74% of total loans.

        The following table presents, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	For the Three Months Ended March 31, 2015
		For the Years Ended December 31,
		2014	2013	2012	2011
	(Unaudited)
	(Dollars in thousands)
Average loans outstanding(1)	$958,272	$883,969	$812,621	$796,703	$913,930

Gross loans outstanding at end of period(1)	$965,857	$947,055	$823,955	$816,417	$842,149

Allowance for loan losses at beginning of period	$11,112	$14,303	$15,225	$15,986	$20,697
Provision for loan losses	—	(1,250)	350	1,828	12,398
Charge-offs:
Real estate:
Construction, land and land development	—	(361)	(243)	(2,108)	(5,558)
Residential (1 - 4 family and multifamily)	—	(1,664)	(640)	(841)	(983)
Commercial mortgage (includes farmland)	(40)	—	—	(1,170)	(445)
Commercial & industrial (includes agricultural)	(1,051)	(435)	(2,483)	(380)	(12,199)
Consumer	(1)	(82)	(46)	(117)	(236)

Total charge-offs	(1,092)	(2,542)	(3,412)	(4,616)	(19,421)

Recoveries:
Real estate:
Construction, land and land development	5	125	1,153	725	691
Residential (1 - 4 family and multifamily)	231	53	491	235	255
Commercial mortgage (includes farmland)	300	225	256	23	98
Commercial & industrial (includes agricultural)	127	175	186	995	1,101
Consumer	1	23	54	49	167

Total recoveries	664	601	2,140	2,027	2,312

Net charge-offs	(428)	(1,941)	(1,272)	(2,589)	(17,109)

Allowance for loan losses at end of period	$10,684	$11,112	$14,303	$15,225	$15,986

Ratio of allowance to end of period loans	1.11%	1.17%	1.74%	1.86%	1.90%
Ratio of net charge-offs to average loans	0.05%	0.22%	0.16%	0.32%	1.87%

(1)
Excluding loans held for sale.

        Patriot believes the successful execution of its growth strategy through organic growth is demonstrated by the upward trend in loans outstanding from December 31, 2011 to March 31, 2015. Loan balances increased from $842 million as of December 31, 2011, to $966 million as of March 31, 2015. Patriot's provision has decreased from its peak in 2011 and has been consistent with the growth in its loan portfolio during the same period. Further, charge-offs also peaked in 2011 and have been decreasing during the period, representing less than 0.13% of average loans outstanding at March 31, 2015.

        Although Patriot believes that it has established its allowance for loan losses in accordance with accounting principles generally accepted in the United States and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions will be subject to ongoing evaluations of the risks in its loan portfolio. If Patriot experiences economic declines or if asset quality deteriorates, material additional provisions could be required.

        The following table shows the allocation of the allowance for loan losses among its loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

			As of December 31,
	As of March 31, 2015 (Unaudited)
			2014		2013		2012		2011
	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
	(Dollars in Thousands)
Real estate:
Construction, land & land development	$1,393	13.0%	$1,381	12.4%	$2,065	14.4%	$2,725	17.9%	$3,033	19.0%
Farmland	—	—	—	—	—	—	—	—	—	—
1 - 4 family residential	446	4.2	480	4.3	773	5.4	1,639	10.8	2,045	12.8
Multi-family residential	1,118	10.5	1,302	11.7	1,532	10.7	139	0.9	195	1.2
Commercial mortgage (includes farmland)	2,878	26.9	2,960	26.7	3,287	23.0	3,684	24.2	4,593	28.7

Total real estate	5,835	54.6	6,123	55.1	7,657	53.5	8,187	53.8	9,866	61.7
Commercial & industrial (includes agricultural)	4,113	38.5	4,582	41.2	5,402	37.8	5,072	33.3	4,933	30.9
Consumer	189	1.8	112	1.0	73	0.5	98	0.6	65	0.4
Unallocated	547	5.1	295	2.7	1,171	8.2	1,868	12.3	1,122	7.0

Total allowance for loan losses	$10,684	100%	$11,112	100%	$14,303	100%	$15,225	100%	$15,986	100%

Securities

        Patriot uses its securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements. As of March 31, 2015, the carrying amount of investment securities available for sale totaled $273.3 million, a decrease of $37.8 million or 12.2% compared to $311.1 million as of December 31, 2014. The balance in Patriot's securities available for sale as of December 31, 2014 represented a decrease of $41.9 million or 11.9% compared to $353.0 million as of December 31, 2013. The decrease in investment securities available for sale was primarily utilized to fund loan growth during the period. Securities available for sale represented 19.9%, 22.1% and 27.7% of total assets as of March 31, 2015, December 31, 2014 and December 31, 2013, respectively.

        Patriot's investment portfolio consists primarily of securities classified as available for sale. As a result, the carrying values of its investment securities are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders' equity. The following table summarizes the amortized cost and estimated fair value of Patriot's investment securities as of the dates shown:

	As of March 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands) (Unaudited)
Available for sale securities:
Collateralized mortgage obligations	$87,947	$169	$(735)	$87,381
Mortgage-backed securities	182,014	470	(543)	181,941
Corporate bonds	3,787	6	(42)	3,751
Municipal bonds	237	—	(2)	235

Total available for sale securities	$273,985	$645	$(1,322)	$273,308

Held to maturity securities:
Mortgage-backed securities	$1,514	$71	$—	$1,585

Total held to maturity securities	$1,514	$71	$—	$1,585

	As of December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available for sale securities:
Collateralized mortgage obligations	$92,422	$54	$(993)	$91,483
Mortgage-backed securities	216,368	219	(966)	215,621
Corporate bonds	3,787	—	(4)	3,783
Municipal bonds	237	—	—	237

Total available for sale securities	$312,814	$273	$(1,963)	$311,124

Held to maturity securities:
Mortgage-backed securities	$1,661	$77	$—	$1,738

Total held to maturity securities	$1,661	$77	$—	$1,738

	As of December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available for sale securities:
Collateralized mortgage obligations	$65,428	$142	$(1,806)	$63,764
Mortgage-backed securities	290,975	208	(3,897)	287,286
Corporate bonds	2,000	—	(26)	1,974
Municipal bonds	—	—	—	—

Total available for sale securities	$358,403	$350	$(5,729)	$353,024

Held to maturity securities:
Mortgage-backed securities	$2,252	$83	$—	$2,335

Total held to maturity securities	$2,252	$83	$—	$2,335

        All of Patriot's mortgage-backed securities are agency securities. Patriot does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, Alt-A, or second lien elements in Patriot's investment portfolio. As of March 31, 2015, Patriot's investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

        Management evaluates securities for other-than-temporary impairment, at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation.

        The following table sets forth the fair value, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of Patriot's securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of March 31, 2015
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands) (Unaudited)
Available for sale securities:
Collateralized mortgage obligations	$—	—%	$—	—%	$1,307	1.82%	$86,074	1.77%	$87,381	1.77%
Mortgage-backed securities	—	—	—	—	43,594	1.64	138,347	1.63	181,941	1.63
Corporate bonds	—	—	3,751	1.39	—	—	—	—	3,751	1.39
Municipal bonds	—	—	—	—	—	—	235	4.28	235	4.28

Total available for sale securities	$—	—%	$3,751	1.39%	$44,901	1.64%	$224,656	1.69%	$273,308	1.67%

Held to maturity securities:
Mortgage-backed securities	$—	—%	$—	—%	$750	3.55%	$835	3.22%	$1,585	3.38%

Total held to maturity securities	$—	—%	$—	—%	$750	3.55%	$835	3.22%	$1,585	3.38%

	As of December 31, 2014
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available for sale securities:
Collateralized mortgage obligations	$—	—%	$—	—%	$1,416	1.81%	$90,067	1.76%	$91,483	1.77%
Mortgage-backed securities	—	—	—	—	45,470	1.61	170,151	1.39	215,621	1.47
Corporate bonds	—	—	3,783	1.38	—	—	—	—	3,783	1.38
Municipal bonds	—	—	—	—	—	—	237	3.96	237	3.96

Total available for sale securities	$—	—%	$3,783	1.38%	$46,886	1.62%	$260,455	1.52%	$311,124	1.56%

Held to maturity securities:
Mortgage-backed securities	$—	—%	$—	—%	$844	3.52%	$894	3.21%	$1,738	3.36%

Total held to maturity securities	$—	—%	$—	—%	$844	3.52%	$894	3.21%	$1,738	3.36%

        The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans. The term of the underlying mortgages may vary significantly due to the ability of a borrower to pre-pay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal and consequently, the average life of this security will be lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of this security. The weighted average life of Patriot's investment portfolio was 3.95 years with an estimated effective duration of 3.73 years as of March 31, 2015.

        As of March 31, 2015, December 31, 2014 and December 31, 2013, Patriot did not own securities of any one issuer for which aggregate adjusted cost exceeded 25% of the consolidated shareholders' equity as of such respective dates.

        The average yield of the securities portfolio was 1.65% during 2014 compared to 1.28% during 2013. The increase in average yield during 2014 compared to 2013 was primarily due to the reinvestment of funds at higher rates in 2014 and the speed of prepayments on Patriot's mortgage-backed securities and collateralized mortgage obligation portfolios.

Deposits

        Patriot offers a variety of deposit accounts having a wide range of interest rates and terms including demand, savings, money market and time accounts. Patriot relies primarily on competitive pricing policies, convenient locations and personalized service to attract and retain these deposits.

        Total deposits as of March 31, 2015 and December 31, 2014 were $1.1 billion. Total deposits as of December 31, 2014 were $1.1 billion, an increase of $71 million or 6.9% compared to December 31, 2013 due primarily to increases of $23 million in noninterest bearing demand accounts and $48 million in interest-bearing deposit accounts. Patriot believes its deposit growth is primarily due to its continued penetration in its primary market area and the increase in commercial lending relationships for which Patriot also seeks deposit balances.

        Noninterest-bearing deposits as of March 31, 2015 were $163 million compared to $151 million as of December 31, 2014, an increase of $11.4 million or 7.5%. The December 31, 2014 balance for noninterest-bearing deposits represented an increase of $23 million or 18.3% compared to $128 million as of December 31, 2013.

        Interest-bearing checking account balances as of March 31, 2015 were $26 million compared to $24 million as of December 31, 2014, an increase of $2 million or 8.3%. The December 31, 2014 balance for interest-bearing checking accounts represented an increase of $1 million or 4.3% compared to $23 million as of December 31, 2013.

        Average deposits for the three months ended March 31, 2015 were $1.1 billion, an increase of $70 million or 6.7% over the full year average for the year ended December 31, 2014 of $1.0 billion. Average deposits were flat for the years ended December 31, 2014 and December 31, 2013. The average rate paid on total interest-bearing deposits decreased consistently over this period from 1.26% for the year ended December 31, 2013 to 1.08% for the year ended December 31, 2014 to 1.01% for the three months ended March 31, 2015. The decreases in average rates were driven primarily by certificate of deposit pricing during this time period. In addition, the continued growth of noninterest-bearing demand accounts resulted in further reductions to the cost of deposits from 1.11% for the year ended December 31, 2013 to 0.94% for the year ended December 31, 2014 and 0.87% for the three months ended March 31, 2015.

        The following table presents the daily average balances and weighted average rates paid on deposits for the periods indicated:

	For the Three Months Ended March 31, 2015 (Unaudited)		For the Years Ended December 31,
			2014		2013
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Interest-bearing demand accounts (NOW)	$25,855	0.25%	$23,077	0.25%	$22,399	0.25%
Savings accounts	115,193	0.39	145,394	0.43	174,465	0.65
Limited access money market accounts	109,655	0.40	108,218	0.41	105,233	0.55
Certificates and other time deposits > $100k	428,266	1.17	346,282	1.30	291,799	1.63
Certificates and other time deposits < $100k	271,779	1.33	279,261	1.45	306,589	1.58

Total interest-bearing deposits	950,748	1.01	902,232	1.08	900,485	1.26
Noninterest-bearing demand accounts	153,535		132,355		124,202

Total deposits	$1,104,283	0.87%	$1,034,587	0.94%	$1,024,687	1.11%

        Patriot's ratio of average noninterest-bearing deposits to average total deposits for the three months ended March 31, 2015 and the years ended December 31, 2014 and December 31, 2013 was 13.9%, 12.8% and 12.1%, respectively.

        Factors affecting the cost of funding Patriot's interest-bearing assets include the volume of noninterest and interest-bearing deposits, changes in market interest rates and economic conditions in Patriot's target markets and their impact on interest paid on its deposits, as well as the ongoing execution of Patriot's balance sheet management strategy. As a result of Patriot's experienced bankers successfully acquiring new deposit-rich commercial lending relationships, Patriot experienced year over year organic average deposit growth of 1.0% in 2014 and 1.9% in 2013 while at the same time reducing overall average cost of funds. Average cost of funds is calculated as total interest expense divided by total average deposits plus total average borrowings. Patriot's average cost of funds was 1.08% in 2014, 1.34% in 2013 and 1.47% in 2012. This reduction in average cost of funds was the result of Patriot's focus on acquisition of noninterest-bearing demand deposits through organic growth and competitive pricing on interest-bearing deposits. Average noninterest-bearing demand deposits as a percentage of total average deposits grew to 12.8% in 2014, and 12.1% in 2013, compared to 11.5% in 2012. Average rates on average interest-bearing deposits were 1.08% in 2014, 1.26% in 2013 and 1.36% in 2012.

        The following table sets forth the amount of Patriot's certificates of deposit that are $100,000 or greater by time remaining until maturity:

		As of December 31,
	As of March 31, 2015 (Unaudited)
		2014	2013
	(Dollars in thousands)
1 year or less	$221,160	$232,645	$188,720
More than 1 year but less than 3 years	139,457	163,624	102,343
3 years or more but less than 5 years	61,009	35,623	20,184
5 years or more	—	—	—

Total	$421,626	$431,892	$311,247

Borrowings

        Patriot utilizes short-term and long-term borrowings to supplement deposits to fund its lending and investment activities, each of which is discussed below.

        FHLB advances.    The FHLB allows Patriot to borrow on a blanket floating lien status collateralized by certain securities and loans. As of March 31, 2015, December 31, 2014 and December 31, 2013, total borrowing capacity of $530 million, $523 million and $211 million, respectively, was available under this arrangement and $110 million, $139 million and $80 million, respectively, was outstanding with an average interest rate of 0.54% as of March 31, 2015, 0.44% as of December 31, 2014 and 1.75% as of December 31, 2013. Patriot's current FHLB advances mature within five years. Patriot utilizes these borrowings to meet liquidity needs and to fund security investments and loans for its portfolio.

        The following table presents Patriot's FHLB borrowings at the dates indicated. Other than FHLB borrowings, Patriot had no other short-term borrowings at the dates indicated.

(Dollars in thousands)
March 31, 2015 (Unaudited)
Amount outstanding at quarter-end	$110,250
Weighted average interest rate at quarter-end	0.58%
Maximum month-end balance during the quarter	125,250
Average balance outstanding during the quarter	120,205
Weighted average interest rate during the quarter	0.54%
December 31, 2014
Amount outstanding at year-end	$138,750
Weighted average interest rate at year-end	0.48%
Maximum month-end balance during the year	140,250
Average balance outstanding during the year	128,005
Weighted average interest rate during the year	0.44%
December 31, 2013
Amount outstanding at year-end	$80,000
Weighted average interest rate at year-end	0.28%
Maximum month-end balance during the year	80,000
Average balance outstanding during the year	45,790
Weighted average interest rate during the year	1.75%

        Dallas Federal Reserve.    The Dallas Federal Reserve has an available borrower in custody arrangement, however Patriot has not elected to apply for such arrangement. As of March 31, 2015 and December 31, 2014 and December 31, 2013, no borrowings were outstanding under this arrangement.

        Junior subordinated debentures.    On March 31, 2006 and August 2, 2007, Patriot issued $5.2 million and $17 million, respectively, in junior subordinated debentures underlying common securities and preferred capital securities, or the trust securities, issued by Patriot Bancshares Capital Trust I and II, a statutory business trust and acquired wholly-owned subsidiary. Patriot assumed the guarantor position and as such, unconditionally guaranteed payment of accrued and unpaid distributions required to be paid on the trust securities subject to certain exceptions, the redemption price when a capital security is called for redemption and amounts due if a trust is liquidated or terminated.

        Patriot owns all of the outstanding common securities of both trusts. The trusts used the proceeds from the issuance of its trust securities to buy the debentures issued by Patriot. These debentures are the trust's only assets and the interest payments from the debentures finance the distributions paid on the trust securities.

        The trust securities pay cumulative cash distributions quarterly at a rate per annum equal to the 3-month LIBOR plus 1.85% and 1.80%, respectively. The effective rates as of March 31, 2015 were 2.10% and 2.07%, respectively, and the effective rate as of December 31, 2014 was 2.08% and 2.04%, respectively and as of December 31, 2013, 2.09%, and 2.04%, respectively. The trust securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures at the stated maturity in the year 2036 and 2037, respectively or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the trust securities plus any accumulated and unpaid distributions thereon to the date of redemption. Prior redemption is permitted under certain circumstances.

        The trust securities qualify as Tier 1 capital, subject to regulatory limitations, under guidelines established by the Federal Reserve Board.

		As of December 31,
	As of March 31. 2015
		2014	2013
	(Unaudited)
	(Dollars in thousands)
Junior subordinated debentures	$22,166	$22,166	$22,166

Total	$22,166	$22,166	$22,166

Liquidity and Capital Resources

Liquidity

        Liquidity involves Patriot's ability to raise funds to support asset growth or reduce assets to meet deposit withdrawals and other obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events. For the three months ended March 31, 2015 and the years ended December 31, 2014 and December 31, 2013, Patriot's liquidity needs were primarily met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to brokered deposits and advances from the FHLB are available and have been utilized on occasion to take advantage of investment opportunities, Patriot generally relies on these external funding sources when interest rates are lower than retail deposits. Patriot maintained three lines of credit with commercial banks which provide for extensions of credit with an availability to borrow up to an aggregate $30 million as of March 31, 2015 and December 31, 2014 and December 31, 2013. There were no advances under these lines of credit outstanding as of March 31, 2015, December 31, 2014 and December 31, 2013.

        The following table illustrates, during the periods presented, the mix of Patriot's funding sources and the average assets in which those funds are invested as a percentage of its average total assets for the period indicated. Average assets totaled $1.4 billion for the three months ended March 31, 2015,

$1.3 billion for the year ended December 31, 2014 and $1.2 billion for the year ended December 31, 2013.

		For the Years Ended December 31,
	For the Three Months Ended March 31, 2015
		2014	2013	2012
	(Unaudited)
Sources of Funds:
Deposits:
Noninterest-bearing	11.1%	10.0%	10.2%	9.5%
Interest-bearing	68.6	68.3	74.0	72.5
Advances from FHLB	8.7	9.7	3.8	6.4
Other borrowings	2.1	2.1	2.1	2.0
Other liabilities	0.7	1.1	0.8	0.7
Stockholders' equity	8.8	8.8	9.1	8.9

Total	100.0%	100.0%	100.0%	100.0%

Uses of Funds:
Loans	69.2%	68.5%	69.8%	68.0%
Securities (available for sale and held to maturity)	21.6	22.6	21.4	21.4
Federal funds sold and other interest-earning assets	4.4	4.7	4.0	4.9
Other noninterest-earning assets	4.8	4.2	4.8	5.7

Total	100.0%	100.0%	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	13.9%	12.8%	12.1%	11.5%
Average loans to average deposits	86.8%	87.5%	82.9%	83.0%

        Patriot's primary source of funds is deposits, and its primary use of funds is loans. Patriot does not expect a change in the primary source or use of its funds in the foreseeable future. Patriot's average loans increased 5.8% for the three months ended March 31, 2015 compared to 6.7% for the year ended December 31, 2014 and 1.6% for the year ended December 31, 2013. Patriot generally invests excess deposits in securities, interest-bearing deposits at other banks or other short-term liquid investments until needed to fund loan growth. Patriot's securities portfolio had a weighted average life of 3.95 years and an effective duration of 3.73 years as of March 31, 2015 and a weighted average life of 4.56 years and an effective duration of 4.24 years as of December 31, 2014.

        As of March 31, 2015, Patriot had outstanding $307 million in commitments to extend credit and $4 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2014, Patriot had outstanding $305 million in commitments to extend credit and $5 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

        As of March 31, 2015 and December 31, 2014, Patriot had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of March 31, 2015, Patriot had cash and cash equivalents of $8.4 million compared to $6.8 million as of December 31, 2014.

Capital Resources

        Total shareholders' equity increased to $123 million as of March 31, 2015, compared to $121 million as of December 31, 2014, an increase of $1.9 million or 1.6%. This increase was primarily the result of $1.7 of net income for the period. Total shareholders' equity increased to $121 million as of December 31, 2014, compared to $111 million as of December 31, 2013, an increase of $9.7 million or 8.7%. This increase was primarily the result of Patriot's net income of $7.9 million, $2.4 million change in net unrealized loss on available for sale securities, sale of $1.2 million of preferred stock offset by $2.3 million in dividends accrued on preferred stock series B and C.

        Patriot did not purchase any of its common stock for the three months ended March 31, 2015 or for the years ended December 31, 2014 or December 31, 2013.

        Capital management consists of providing equity to support its current and future operations. The bank regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. Patriot is subject to regulatory capital requirements at the bank holding company and bank levels. See "—Prompt Corrective Action" for additional discussion regarding the regulatory capital requirements applicable to Patriot and Patriot Bank. As of March 31, 2015, December 31, 2014 and December 31, 2013, Patriot and Patriot Bank were in compliance with all applicable regulatory capital requirements, and the Patriot Bank was classified as "well capitalized," for purposes of the prompt corrective action regulations. As Patriot employs its capital and continues to grow its operations, its regulatory capital levels may decrease depending on its level of earnings. However, Patriot expects to monitor and control its growth in order to remain in compliance with all regulatory capital standards applicable to them.

        The following table presents the actual capital amounts and regulatory capital ratios for Patriot and Patriot Bank as of the dates indicated.

	As of March 31, 2015 (Unaudited)		As of December 31, 2014
	Amount	Ratio	Amount		Ratio
	(Dollars in thousands)
Patriot Bancshares, Inc.
Common equity tier 1 capital	$79,126	6.6%	$	n/a	n/a	%
Total capital (to risk weighted assets)	149,000	12.4		147,955	12.9
Tier 1 capital (to risk weighted assets)	138,316	11.5		136,883	11.9
Tier 1 capital (to average assets)	138,316	10.0		136,883	9.9
Patriot Bank
Common equity tier 1 capital	$141,681	11.8%	$	n/a	n/a	%
Total capital (to risk weighted assets)	152,415	12.7		150,559	13.1
Tier 1 capital (to risk weighted assets)	141,681	11.8		139,447	12.2
Tier 1 capital (to average assets)	141,681	10.3		139,447	10.1

Contractual Obligations

        The following table summarizes the contractual obligations and other commitments of Patriot to make future payments as of December 31, 2014 (other than deposit obligations), which consist of its future cash payments associated with its contractual obligations under its FHLB advances and non-cancelable future operating leases. Payments related to leases are based on actual payments specified in underlying contracts. Advances from the FHLB totaled approximately $139 million and $80 million as of December 31, 2014 and December 31, 2013, respectively. As of December 31, 2014, the advances are collateralized by a blanket floating lien on certain securities and loans, had a weighted average rate of 0.48% and mature on various dates during 2015, 2016 and 2017.

	As of March 31, 2015
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands) (Unaudited)
Non-cancelable future operating leases	$1,211	$1,540	$346	$683	$3,780
Time deposits	384	212	87	—	683
Advances from FHLB	70	40	—	—	110
Other borrowings	—	—	—	—	—
Standby and commercial letters of credit	593	3,650	—	—	4,243
Commitments to extend credit	80,106	225,372	814	665	306,957

Total	$82,364	$230,814	$1,247	$1,348	$315,773

	As of December 31, 2014
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Non-cancelable future operating leases	$1,699	$1,540	$346	$683	$4,268
Time deposits	386	266	52	—	704
Advances from FHLB	84	55	—	—	139
Other borrowings	—	—	—	—	—
Standby and commercial letters of credit	4,709	56	—	—	4,765
Commitments to extend credit	70,481	124,804	86,591	22,833	304,709

Total	$77,359	$126,721	$86,989	$23,516	$314,585

Off-Balance Sheet Items

        In the normal course of business, Patriot enters into various transactions, which, in accordance with GAAP, are not included in its consolidated balance sheets. Patriot enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

        Patriot's commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of March 31, 2015
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands) (Unaudited)
Standby and commercial letters of credit	$593	$3,650	$—	$—	$4,243
Commitments to extend credit	80,106	225,372	814	665	306,957

Total	$80,699	$229,022	$814	$665	$311,200

	As of December 31, 2014
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Standby and commercial letters of credit	$4,709	$56	$—	$—	$4,765
Commitments to extend credit	70,481	124,804	86,591	22,833	304,709

Total	$75,190	$124,860	$86,591	$22,833	$309,474

        Standby and commercial letters of credit are conditional commitments issued by Patriot to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, Patriot has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. The credit risk to Patriot in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. Patriot evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by Patriot, upon extension of credit, is based on management's credit evaluation of the customer.

Interest Rate Sensitivity and Market Risk

        As a financial institution, Patriot's primary component of market risk is interest rate volatility. Its asset, liability and funds management policy provides management with the guidelines for effective funds management, and Patriot has established a measurement system for monitoring its net interest rate sensitivity position. Patriot manages its sensitivity position within established guidelines.

        Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of Patriot's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

        Patriot manages its exposure to interest rates by structuring its balance sheet in the ordinary course of business. Patriot does not enter into instruments such as leveraged derivatives, interest rate swaps, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of its operations, Patriot is not subject to foreign exchange or commodity price risk. Patriot does not own any trading assets.

        Patriot's exposure to interest rate risk is managed by the Asset-Liability Committee of Patriot Bank, in accordance with policies approved by its board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital of the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors.

        The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk which include an analysis of relationships between interest-earning assets and interest-bearing liabilities, and an interest rate shock simulation model.

        Patriot uses interest rate risk simulation models and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model as are prepayment assumptions and maturity data. Average life of its non-maturity deposit accounts are based on Patriot's decay assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

        On a quarterly basis, Patriot runs a simulation model with a static balance sheet. The model tests the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static model, rates are shocked instantaneously over a twelve-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net interest income at risk for the subsequent one-year period should not decline by more than 10% for a 100 basis point shift, 15% for a 200 basis point shift, and 20% for a 300 basis point shift. Fair value of equity should not change more than 10%, 20%, and 30% for instantaneous parallel shifts of 100 basis points, 200 basis points, and 300 basis points, respectively. When variances occur outside these limits, they have been approved by the ALCO Committee.

        The following table summarizes the simulated change in net interest income and fair value of equity over a 12-month horizon as of the date indicated:

	As of March 31, 2015 (Unaudited)		As of December 31, 2014
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
300	22.35%	8.69%	16.12%	1.96%
200	14.93	6.16	11.17	1.15
100	7.63	3.24	5.92	0.27
Base	—	—	—	—
–100	(0.34)	(2.74)	(1.88)	(0.84)

        The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. Patriot has found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Impact of Inflation

        The consolidated financial statements and related notes of Patriot included elsewhere in this joint proxy statement/prospectus have been prepared in accordance with GAAP. These require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

        Unlike many industrial companies, substantially all of the assets and liabilities of Patriot are monetary in nature. As a result, interest rates have a more significant impact on its performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Quantitative and Qualitative Disclosures About Market Risk

        Patriot manages market risk, which for Patriot is primarily interest rate risk, through its Asset-Liability Committee, which is composed of certain members of the Patriot board in accordance with asset liability and funds management policies approved by the Patriot board.

        Patriot uses an interest rate risk simulation model and shock analysis to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. See the section of this joint proxy statement/prospectus entitled "Information About Patriot—Patriot Management's Discussion and Analysis—Results of Operations For the Years Ended December 31, 2014, 2013 and 2012—Interest Rate Sensitivity and Market Risk" beginning on page 190.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Security Ownership and Certain Beneficial Ownership

        The following table sets forth certain information regarding the beneficial ownership of Patriot common stock as of the record date by (1) each director, the chief executive officer, the chief financial officer and the three other most-highly compensated executive officers of Patriot, (2) each person who is known by Patriot to own beneficially 5% or more of the Patriot common stock, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Patriot believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name	Common Shares Beneficially Owned(1)	Percentage Beneficially Owned(2)
Directors and Named Executive Officers(3)
William Ellis(4)	9,361,900	7.07%
John Mecom III	572,258	0.43%
Peter Currie(5)	6,540,697	4.94%
Jay Patel	6,678,636	5.05%
Richard W. Fallin(6)	5,481,601	4.14%
William L. Payne	315,632	0.24%
Christian Zimmerman	413,440	0.31%
Timothy D. Phillips	1,516,667	1.15%
Dan Platt	1,598,024	1.21%
Terrance J. Tangen	927,642	0.70%
Directors and executive officers as a group (10 persons)	33,406,587	25.24%
5% Shareholders:
Michael J. Menzer	18,592,302	14.05%
5150 E. Dublin Granville Road, Suite 1
Westerville, OH 43081

(1)
Except as otherwise noted, may include shares held by or with such person's spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared power with a spouse); or shares held in an individual retirement account or pension plan as to which such person has pass-through voting rights and investment power.

(2)
The percentages are based on 132,352,960 shares of Patriot common stock that are anticipated to be outstanding following the conversion of Patriot's outstanding Series D Preferred Stock and Series F Preferred Stock.2

(3)
The address of each director and named executive officer is c/o Patriot Bancshares, Inc., 7500 San Felipe, Ste 125, Houston, TX 77063.

(4)
Includes 4,817,119 shares held by a limited liability company in which Mr. Ellis and his spouse own an aggregate interest of less than 10%. Mr. Ellis and his spouse have no voting rights or investment power with respect to such shares.

(5)
Includes 1,370,554 shares held by Greenspoint Investors, Ltd.; 1,115,000 shares held by Greenspoint West, Ltd.; and 60,000 shares held by JFRF Investments, LLC.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information with respect to Green's current directors and the current executive officers of Green who are not also directors, as well as the directors and executive officers of Green following the merger:

Name	Age	Positions with Green and Green Bank
Directors:
Manuel J. Mehos	60	Chairman of the Board and Chief Executive Officer of Green; Chairman of the Board of Green Bank
Stephen Eisenstein	53	Director
Steven D. Lerner	61	Director
Scott Schaen	32	Director
Cas A. Schneller	36	Director
Stefanie L. Shelley	52	Director
Alan M. Silberstein	67	Director
Robert B.B. Smith	51	Director
William Ellis(1)	53	Director
Executive officers who are not also directors:
Geoffrey D. Greenwade	54	President of Green; President and Chief Executive Officer of Green Bank
John P. Durie	54	Executive Vice President and Chief Financial Officer of Green and Green Bank
Donald S. Perschbacher	53	Executive Vice President and Corporate Chief Credit Officer of Green and Green Bank

(1)
To be added as a director upon the consummation of the merger in accordance with the terms, and subject to the conditions, of the merger agreement.

        The following is a brief discussion of the business and banking background and experience of Green's current directors and executive officers, as well as the directors and officers of Green following the consummation of the merger. All officers of Green are elected annually by the Green board and serve at the discretion of the Green board.

Directors of Green

        Manuel J. Mehos.    Mr. Mehos is the founder as well as the Chairman and Chief Executive Officer of Green. Prior to founding Green in 2004, Mr. Mehos was the founder, Chairman and Chief Executive Officer of Coastal Bancorp, Inc. and its banking subsidiary, Coastal Banc, a publicly traded company that was sold in May 2004 to Hibernia Corporation. Mr. Mehos is a Certified Public Accountant in the State of Texas. He currently serves as a Director of the Board for Sentinel Trust Company. He has served as a Director on the Board for FHLB of Dallas, Texas Finance Commission, Texas Savings & Community Bankers Association and America's Community Bankers. Mr. Mehos received his B.B.A. and M.B.A. from the University of Texas. Mr. Mehos' qualifications to serve on the Green board include his extensive experience in overseeing Green and in the banking industry and his previous experience serving as Chairman of the board of a publicly traded bank holding company.

        Stephen Eisenstein.    Mr. Eisenstein has served as a Director of Green since 2010 and serves as Senior Managing Director of Harvest Partners, LP, a New York-based private equity firm. Mr. Eisenstein has over 20 years of private equity experience. Before joining Harvest in 1999, he was a founding Partner at Paribas Principal Partners. Prior to founding Paribas Principal Partners, Mr. Eisenstein was a Managing Director at Banque Paribas, specializing in financing and investing in leveraged buyouts. Before joining Paribas, he worked in corporate finance at Chase Manhattan Bank and in equity research at Paine Webber Inc. Mr. Eisenstein serves on the Boards of Packers Holdings and Encanto Restaurants. He has a B.A. in Economics from Tufts University and an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Eisenstein's qualifications to serve on the Green board include his significant experience overseeing the business of Harvest's numerous portfolio companies, his extensive board experience having previously served on the board of directors of 12 public and private companies and his significant financial, investment and strategic business planning experience.

        Steven D. Lerner.    Mr. Lerner has served as a Director of Green since 2006 and currently serves as a Director of Green Bank. He is President and Chief Executive Officer of TRC Capital Partners, LLC and TRC Ventures, LP, formerly The Redstone Companies, LP. Previously, he served as Executive Vice President and General Counsel of The Redstone Companies, LP, Redstone Group, Ltd. and related entities from 1998. Before that, Mr. Lerner served as a Partner at Schlanger, Silver, Barg & Paine, LLP. He is a member of the State Bar of Texas and Florida Bar. Mr. Lerner received his Doctor of Jurisprudence from the University of Texas Law School. Mr. Lerner's qualifications to serve on the Green board include his extensive financial and investment experience, his experience in the development of real estate and his long-standing relationships within the business, political and charitable communities.

        Scott Schaen.    Mr. Schaen currently serves as a Director of Green Bank and was elected as Director of Green in 2015. Mr. Schaen also serves on the board of Fidelis Insurance Holdings Limited, a Bermuda-based specialty insurance and reinsurance provider, and is a principal on the financial services investment team at Pine Brook Road Partners, LLC. He joined Pine Brook in 2010. Prior to joining Pine Brook, Mr. Schaen was with Lightyear Capital, a middle-market private equity investor in financial services, where he was a senior associate specializing in executing and monitoring investments in the financial services industry. Prior to joining Lightyear Capital in 2006, Mr. Schaen was an investment banking analyst in the Global Power Group at Citigroup. Mr. Schaen holds a B.B.A. from the University of Michigan Business School, now known as the Ross School of Business. Mr. Schaen's qualifications to serve on the Green board include his financial services investment and monitoring experience.

        Stefanie L. Shelley.    Ms. Shelley has served as a Director of Green since 2010 and currently serves as a Director of Green Bank. She is the Chief Marketing Officer of Broadridge Financial Solutions, Inc., a leading provider of technology, operations and communications solutions to the global financial services industry. Prior to joining Broadridge in 2010, Ms. Shelley was Executive Vice President, Bank Marketing of Capital One Bank from 2007 to 2009. Previously, she held an executive position at Citibank, where she managed the product management and marketing of a $100 billion retail deposit product portfolio. Prior to Citibank, Ms. Shelley was the Chief Marketing Officer for Small Business Banking at JP Morgan Chase. Ms. Shelley holds a B.A. in Economics from Colgate University and an M.B.A. in Marketing from The Wharton School of the University of Pennsylvania. Ms. Shelley's qualifications to serve on the Green board include her broad functional background in business strategy, marketing and product management and extensive experience in launching, building and restructuring businesses.

        Cas A. Schneller.    Mr. Schneller has served as a Director of Green since 2010 and currently serves as a Director of Green Bank. He is a Managing Director of Friedman Fleischer & Lowe, LLC (which we refer to in this joint proxy statement/prospectus as "FFL"), a San Francisco-based private equity firm. Before joining FFL in 2006, he worked at GTCR Golder Rauner, a Chicago-based private equity firm. Mr. Schneller also worked at William Blair & Company as an analyst in the Mergers and

Acquisitions group and at Luxor Capital Group as an investment analyst. He graduated summa cum laude from the University of Notre Dame with a B.B.A. in Finance and Business Economics and earned an M.B.A. from the Harvard Business School. Mr. Schneller's qualifications to serve on the Green board include his significant experience overseeing the business of FFL's numerous portfolio companies, his board experience having served on the board of directors of six public and private companies and his significant financial, investment and strategic business planning experience.

        Alan M. Silberstein.    Mr. Silberstein has served as a Director of Green since 2010 and currently serves as a Director of Green Bank. He is the current President of Allston Associates, LLC, a management consulting company. Prior to joining Allston Associates in 2004, Mr. Silberstein served as President and Chief Executive Officer of Debt Resolve, Inc. from 2003 to 2004. Previously, he served as Chief Executive Officer of Western Union and Executive Vice President of First Data Corporation, its parent, from 2000 to 2001. Previously, in 1996, he joined Travelers Property Casualty Insurance to serve as Chairman and Chief Executive Officer of Claim Services. Prior to joining Travelers, Mr. Silberstein worked in the banking sector for twenty-two years, holding various executive positions in consumer banking. Mr. Silberstein has been active in numerous banking industry groups and has served as chair of the American Bankers Association Retail Executive Committee, a three-year term on the Federal Reserve Board's Consumer Advisory Council, and on the boards of both the New York Cash Exchange and CIRRUS ATM networks. He currently serves on the Board of Global Payments Inc. Mr. Silberstein received his B.S. in engineering from Columbia University and his M.B.A. from the Harvard Business School. Mr. Silberstein's qualifications to serve on the Green board include his extensive experience in the banking and financial services industries, his experience serving as a director on the board of a public company and his long-standing relationships within the business, political and charitable communities.

        Robert B.B. Smith.    Mr. Smith has served as a Director of Green since 2006 and currently serves as a Director of Green Bank. He serves as Director, Investments at Friedkin Companies, Inc, a holding company providing financial and other services to a group of affiliated companies including Gulf States Toyota Distributors and has been with Friedkin since 1996. Mr. Smith has over 10 years of experience in serving on bank boards, including as a director of Redstone Bank, N.A. Mr. Smith is a member of the Chartered Financial Analyst Institute. He received his B.S. in Astronomy from the University of Texas and his M.B.A. from Texas A&M University. Mr. Smith's qualifications to serve on the Green board include his extensive experience in the banking industry, serving as a director on bank boards, his significant financial, investment and strategic business planning experience and his long-standing relationships within the business, political and charitable communities.

        William Ellis.    Mr. Ellis has served as the founding Chairman and Chief Executive Officer and a Director of Patriot since its inception in 2005. Prior to his time with Patriot, Mr. Ellis held senior executive positions with several other financial institutions, including as Texas Regional President for Union Planters Bank in Houston and Senior Vice President for BB&T in Washington, D.C. He is a director of Theater Under the Stars and Mission Centers of Houston. Mr. Ellis received his B.S.B.A. from Mississippi College and his M.B.A. from the University of North Alabama. Mr. Ellis's qualifications to serve on the Green board include his leadership of Patriot since its inception, his extensive experience in the banking Industry, and his long-standing relationships within the business, political and charitable communities.

Executive Officers of Green

        Geoffrey D. Greenwade.    Mr. Greenwade has served as the President of Green since 2013, and currently serves as President and Chief Executive Officer of Green Bank. From 2008 to 2013, Mr. Greenwade served as Executive Vice President of Green. Prior to joining Green in 2008, Mr. Greenwade worked at Wells Fargo as Regional Manager of the Business Banking Department and

Executive Vice President of the Commercial Banking Department. He has also served as Market President, Lending Manager and Commercial Loan Officer of Bank of America. Mr. Greenwade received his M.B.A. from Baylor University and his B.B.A. in Finance from Texas A&M University.

        John P. Durie.    Mr. Durie has served as Executive Vice President and Chief Financial Officer of Green since 2006 and currently serves as Executive Vice President and Chief Financial Officer of Green Bank. Before joining Green in 2006 as a result of the merger with Redstone Bank, N.A., he served as Executive Vice President and Chief Financial Officer of Redstone Bank from 2004 to 2006 and as President and Chief Operating Officer of Northwest Bank, N.A. from 1996 to 2000. He also worked at First Interstate Bank where he managed its Texas mergers and acquisitions activities and served as Chief Financial Officer of Consolidated Asset Management Company, the Oklahoma workout subsidiary. Mr. Durie received his B.B.A. in Finance from the University of Oklahoma.

        Donald Perschbacher.    Mr. Perschbacher has served as Executive Vice President and Corporate Chief Credit Officer of Green since 2012 and currently serves as Executive Vice President and Corporate Chief Credit Officer of Green Bank. Prior to joining Green in March 2012, Mr. Perschbacher served as Credit Risk Executive for the Asset Recovery Management & Solutions Group of BBVA Compass Bank in Dallas, Texas, where he was responsible for maximizing the recovery and value of impaired assets. Prior to joining BBVA, Mr. Perschbacher served from 2006 to 2009 as Executive Vice President and Chief Credit Officer of Guaranty Bank, a commercial and retail bank with more than 150 banking centers in Texas and California. In that role, Mr. Perschbacher was responsible for the overall asset quality of the bank's lending portfolio. He also served as Senior Vice President and Director of Risk Management (Corporate Banking) of Guaranty Bank from 2001 to 2006. Prior to joining Guaranty Bank, Mr. Perschbacher served as Senior Vice President and Senior Approval Officer for Bank of America's Dallas, Texas operations. Mr. Perschbacher received his B.B.A. in Finance from Texas A&M University.

Executive Compensation and Other Matters

  Summary Compensation Table for 2014

        The table below sets forth the annual compensation earned during the years indicated by Green's Chief Executive Officer and Green's next two most highly compensated executive officers, or Green's named executive officers.

Name and Principal Position	Year	Salary	Stock Awards(*)	Non-Equity Incentive Plan Compensation(1)	All Other Compensation		Total
Manuel J. Mehos	2014	$300,000	$225,000	$326,512	$20,191	(2)	$871,703
Chairman of the Board &	2013	300,000	—	219,000	20,515	(2)	539,515
Chief Executive Officer of Green
Geoffrey D. Greenwade	2014	330,000	300,000	359,163	36,637	(3)	1,025,800
President of Green & Green Bank;	2013	330,000	—	240,900	36,136	(3)	607,036
Chief Executive Officer of Green Bank
John P. Durie	2014	290,000	225,000	315,628	28,008	(4)	858,636
Executive Vice President &	2013	290,000	—	211,700	27,724	(4)	529,424
Chief Financial Officer

(*)
Represents the aggregate grant date fair value of Green RSUs awarded under the 2014 Omnibus Equity Incentive Plan.

(1)
Amounts were earned pursuant to the 2014 and 2013 Executive Incentive Programs, as described in greater detail below in the section of this joint proxy statement/prospectus entitled "—Executive Incentive Programs."

(2)
For 2014, this amount represents $408 of life insurance premiums; $15,600 of 401(k) company contributions; and $4,183 of club membership fees. For 2013, this amount represents $792 of life insurance premiums; $15,300 of 401(k) company contributions; and $4,423 of club membership fees.

(3)
For 2014, this amount represents $408 of life insurance premiums; $15,600 of 401(k) company contributions; $6,229 of club membership fees; and a $14,400 auto allowance. For 2013, this amount represents $424 of life insurance premiums; $15,300 of 401(k) company contributions; $6,012 of club membership fees; and a $14,400 auto allowance.

(4)
For 2014, this amount represents $408 of life insurance premiums; $15,600 of 401(k) company contributions; and a $12,000 auto allowance. For 2013, this amount represents $424 of life insurance premiums; $15,300 of 401(k) company contributions; and a $12,000 auto allowance.

  Narrative Discussion of Summary Compensation Table

  General

        Green has compensated Green's named executive officers through a mix of base salary, equity incentives, cash incentive bonuses and other benefits, including, to a limited extent, perquisites. Green has established Green's existing executive compensation philosophy and practices to fit Green's historical status as a privately held corporation. Green believes the current mix of these compensation elements and the amounts of each element provide Green's named executive officers with compensation that is reasonable, competitive within Green's markets, appropriately reflects Green's performance, reflects each named executive officer's particular contributions to that performance and takes into account applicable regulatory guidelines and requirements. Each of Green's named executive officers is also an officer of Green Bank and has substantial responsibilities in connection with the day-to-day operations of Green Bank. As a result, each named executive officer devotes a substantial majority of his business time to the operations of Green Bank, and the compensation he receives is paid largely to compensate that named executive officer for his services to Green Bank.

  Base Salary

        The base salaries of Green's named executive officers have been historically reviewed and set annually by Green's compensation committee as part of Green's performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for Green's named executive officers, Green's compensation committee has relied on external market data obtained from outside sources. In addition to considering the information obtained from such sources, the compensation committee has considered:

  •
  each named executive officer's scope of responsibility;

  •
  each named executive officer's years of experience;

  •
  the types and amount of the elements of compensation to be paid to each named executive officer;

  •
  Green's financial performance and performance with respect to other aspects of Green's operations, such as Green's growth, asset quality, profitability and other matters, including the status of Green's relationship with the banking regulatory agencies; and

  •
  each named executive officer's individual performance and contributions to Green's performance, including leadership, team work and community service.

  Executive Incentive Programs

        In 2014 and 2013, each of Green's named executive officers participated in the Executive Incentive Program (which we refer to in this joint proxy statement/prospectus as the "EIP"), which provided for the payment of annual cash bonuses based on the achievement of certain measurable targets relating to profitability and franchise value. The "profitability" component was comprised of metrics relating to net income, non-interest expense to average assets ratio and total non-interest income. The "franchise value" component was comprised of metrics relating to deposit growth, loan growth, and classified assets. The EIP established a threshold, budget and stretch objective for each measureable target and the terms of the plan provided that 30% to 50% of each component award would be earned when the performance threshold is met, 80% of the component award would be earned when the budgeted objective is achieved and 120% of the component award would be earned when the stretch objective is achieved. The EIP provided that any performance results between the performance threshold and the stretch objective will be interpolated on a linear basis. The amounts earned for the year ended December 31, 2014 for each of Messrs. Mehos, Greenwade and Durie were $326,512, $359,163 and $315,628, respectively. The amounts earned for the year ended December 31, 2013 for each of Messrs. Mehos, Greenwade and Durie were $219,000, $240,900 and $211,700, respectively.

  Employment Agreements

        Each of Green's named executive officers has entered into an employment agreement which provides that the named executive officer will be paid an annual base salary, which will be reviewed annually and may be increased from time to time in the sole discretion of Green's compensation committee.

        The employment agreements for each of Messrs. Durie and Greenwade provide that, upon an involuntary termination of the named executive officer's employment without "cause," for "good reason" (each as defined in the named executive officer's employment agreement) or due to Green's material breach of the employment agreement, as of December 31, 2014, subject to the named executive officer's execution and non-revocation of a general release of claims in favor of Green, the named executive officer will be entitled to base salary continuation for 24 months. Notwithstanding the above, the employment agreements also provide that upon any such involuntary termination of the executive officer's employment following the earlier to occur of vesting of 2/3 of the performance options or a sale of Green, the salary continuation period will not exceed 12 months. As of December 31, 2014, neither of these conditions had occurred. The employment agreements also contain post-termination non-solicitation and non-interference covenants for the greater of 12 months post-termination and the salary continuation severance period.

        The employment agreement for Mr. Mehos provides that upon a termination of Mr. Mehos' employment without "cause" or for "good reason" (each as defined in Mr. Mehos' employment agreement) and subject to Mr. Mehos' execution and non-revocation of a general release of claims in favor of Green, Mr. Mehos will be entitled to 12 months of base salary continuation. The employment agreement for Mr. Mehos also contains 12-month post-termination non-solicitation and non-interference covenants.

  Change in Control Severance Plan

        Messrs. Mehos, Greenwade and Durie are participants in Green's Change in Control Severance Plan (which we refer to in this joint proxy statement/prospectus as the "CIC Plan"), which was adopted on June 3, 2014, for the purpose of retaining employees, maintaining a stable work environment and providing economic security in the event of a termination of employment following a change in control.

        The CIC Plan generally provides that, if a termination of a named executive officer's employment, other than for death, disability or "cause," or by the executive for "good reason" (each as defined in the applicable executive's employment agreement), occurs during the period commencing on a change in control (or, if earlier, the execution of an acquisition agreement contemplating a change in control) and ending 18 months following such change in control, subject to the named executive officer's execution and non-revocation of a separation agreement and release of all claims in favor of Green, the named executive officer will be entitled to severance payments equal to two and one-half times (2.5x)

the sum of the named executive officer's annual base salary, the named executive officer's target bonus and Green's annual contribution to the cost of medical, dental and vision coverage for the named executive officer and his dependents. The named executive officer will also be entitled to a pro-rata bonus and up to $25,000 of outplacement services. Any severance payments under the CIC Plan will be offset by any severance payments made to Green's named executive officers under their employment agreements. The CIC Plan also contains a 12-month non-solicitation covenant. In the event any payments or benefits received by a named executive officer in connection with a change in control would not be deductible by Green under the Code, the amount of such payments and benefits provided would be reduced, but only to the extent such reduction would result in a greater after-tax benefit to the named executive officer.

  Benefits and Perquisites

        Green's named executive officers are eligible to participate in the same benefit plans designed for all of Green's full-time employees, including health, dental, vision, disability and basic group life insurance coverage. Green also provides its employees, including Green's named executive officers, with a 401(k) plan to assist Green's employees, in planning for retirement and securing appropriate levels of income during retirement. The purpose of Green's employee benefit plans is to help attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by Green's competitors. None of the perquisites or benefits paid or provided to any of Green's named executive officers exceeded $25,000 in amount for 2014 or 2013.

        401(k) Plan—Green's 401(k) Plan is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Green's named executive officers, all of whom were eligible to participate in the 401(k) Plan during 2014, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. Green matches 100% of an employee's annual contribution to the 401(k) Plan up to a total of 6% per annum of the employee's eligible salary. Green makes matching contributions in cash and that contribution is invested according to the employee's current investment allocation. In 2014, Green made contributions to Green's named executive officers' accounts in varying amounts, depending on the contributions made by the named executive officers.

        Perquisites—Green provides its named executive officers with a limited number of perquisites that Green believes are reasonable and consistent with Green's overall compensation program to better enable Green to attract and retain superior employees for key positions. Green's compensation committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites are awarded or adjusted on an individual basis. The perquisites received by Green's named executive officers in 2014 and 2013 included automobile allowances and club memberships.

  Outstanding Equity Awards at Fiscal Year-End for 2014

        The following table sets forth information relating to the unexercised options and unvested Green RSUs held by the named executive officers as of December 31, 2014. None of the named executive officers held outstanding stock awards as of December 31, 2014.

	Option Awards							Stock Awards
				Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options					Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Yet Vested(3)
	Number of Securities Underlying Unexercised Options							Number of Shares or Units of Stock That Have Not Vested(2)
						Option Exercise Price	Option Expiration Date
Name	Exercisable		Unexercisable
Manuel J. Mehos	90,257	(4)	—	—		$10.00	06/21/16	15,000	$180,600
	87,134	(4)	—	448,011	(1)	8.17	06/30/20
Geoffrey D. Greenwade	60,000		—	—		10.00	04/14/18	20,000	240,800
	12,500		—	—		10.00	12/05/18
	15,000		—	—		8.25	02/01/20
	81,411		—	320,008	(1)	8.17	06/30/20
John P. Durie	18,332		—	—		7.86	12/21/15	15,000	180,600
	18,332		—	—		9.71	12/29/16
	5,000		—	—		10.00	12/05/18
	10,000		—	—		8.25	02/01/20
	65,129		—	256,006	(1)	8.17	06/30/20

(1)
76% of such options are "performance options" and 24% of such options are "super performance options," and such options will vest, if at all, upon satisfaction of the performance criteria described below in the section of this joint proxy statement/prospectus entitled "—Option Agreements."

(2)
RSUs were granted on August 7, 2014, and vest one-fourth on the second through fifth anniversaries of the grant date. For additional information see above in the section of this joint proxy statement/prospectus entitled "Information About Green—Equity Compensation."

(3)
Amounts reflect the value of RSUs, each with respect to one share of Green common stock, as of December 31, 2014.

(4)
Amounts reflect changing shares as reported on Form 3A filed June 4, 2015.

        As of December 31, 2014, each of Green's named executive officers held outstanding options under the Green Bancorp, Inc. 2010 Stock Option Plan (which we refer to in this joint proxy statement/prospectus as the "2010 Option Plan") and certain other option plans adopted prior to the 2010 Option Plan (which we refer to in this joint proxy statement/prospectus as the "Prior Option Plans"). The 2010 Option Plan and prior option plans are frozen to new grants and all of the outstanding time-based options held by named executive officers under the Prior Option Plans were vested as of December 31, 2014.

  2010 Stock Option Plan

        In 2010, Green adopted the 2010 Option Plan to advance the interests of Green and Green's affiliates by providing for the grant of non-qualified stock options to purchase shares of Green common stock. As of the Green record date, options to purchase 2,030,328 shares of Green common stock under the 2010 Option Plan were outstanding. Green has granted options under the 2010 Option Plan to Green's named executive officers, as described in greater detail below in "—Option Agreements." No further options will be granted under the 2010 Option Plan. The material terms of options granted under the 2010 Option Plan are described below.

        Upon a termination of a participant's employment, such participant's stock options will generally cease to be exercisable and will terminate, except that (i) upon a termination of employment other than for "cause," death or "disability" (each as defined in the 2010 Option Plan), the participant will have 90 days post-termination to exercise any options which were vested as of the date of termination and (ii) upon a termination of employment for death or disability, the participant will have 12 months post-termination to exercise any stock options which were vested as of the date of termination.

        Upon a "change of control" (as defined in the 2010 Option Plan) in which there is an acquiring or surviving entity, the compensation committee may generally provide for the continuation, assumption or substitution of all or some of the outstanding stock options. In the event of a change of control in which there is no assumption, continuation or substitution of some or all outstanding stock options, the compensation committee will either preserve the intrinsic value of the stock options, accelerate time-based stock options, accelerate delivery of shares of common stock issuable under such stock options or cancel any stock options in exchange for a cash payment equal to the excess, if any, of the fair market value of Green's shares of common stock over the exercise price of such stock options.

  Option Agreements

        Green entered into option agreements under Green's 2010 Option Plan with each of Green's named executive officers on June 30, 2010. The option agreements provide for the grant of time-based options, performance-based options and "super performance options," each as described in greater detail below.

        The time-based options granted to Green's named executive officers are fully vested and exercisable.

        The performance-based options will generally vest upon a sale of Green or a "calculation event" (generally defined as any period in which the shares of Green common stock are publicly traded on a national securities exchange or automated quotation system and have a minimum public float of at least $75 million for any consecutive 90 day trading period) that occurs prior to a sale of Green as follows: (i) one-third of the performance options will vest if the "investor return" (as defined in the option agreements) of the funds affiliated with Friedman Fleischer & Lowe, LLC, Harvest Partners, LP and Pine Brook Road Partners, LLC (which we refer to in this joint proxy statement/prospectus as the "Sponsor Funds") exceeds 1.75x as of the date of any such sale of Green or calculation event (each, referred to as a "liquidity event"), (ii) one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.00x as of the date of such liquidity event, and (iii) the remaining one-third of the performance options will vest if the investor return of the Sponsor Funds exceeds 2.50x as of the date of such liquidity event; provided that, to the extent the applicable liquidity event occurs after June 30, 2015, the performance options will only vest if one of the following additional performance hurdles are also satisfied: either (x) Green's return on average equity from and after June 30, 2010 until the date of the applicable liquidity event exceeds 11% (compounded annually), or (y) the internal rate of return of the Sponsor Funds from and after June 30, 2010, with respect to their investment in Green's shares as of the date of the applicable liquidity event exceeds 15%.

        The super performance options will vest in full upon a liquidity event in which the investor return of the Sponsor Funds exceeds 3.25x.

        The option agreements also provide that, upon a termination of the named executive officer's employment without "cause" or for "good reason" (each as defined in the named executive officer's employment agreement) following a "change in control" (as defined in the 2010 Option Plan), the time-based options will become fully vested and exercisable.

  Equity Compensation Plans

        2014 Omnibus Equity Incentive Plan.    In 2014, the Green board and shareholders adopted and approved Green's 2014 Plan. The purpose of Green's 2014 Plan is to enable Green to grant equity-based incentive awards intended to attract, motivate and retain qualified employees, directors and other eligible service providers and to align their financial interests with those of Green's shareholders. Green granted Green RSUs under the 2014 Plan to each of Green's named executive officers in the following amounts: 15,000 for each of Messrs. Mehos and Durie and 20,000 for Mr. Greenwade.

        The Green RSU agreements grant Green's named executive officers the right to receive a designated number of shares of Green common stock upon vesting of the award. The Green RSUs vest one-fourth on the second, third, fourth and fifth anniversaries of the date of grant, subject to the named executive officer's continued employment through such dates.

        The Green RSU agreements also provide that, upon a termination of the named executive officer's employment without "cause" (as defined in the 2014 Plan) or by the named executive officer for "good reason" (as defined in the named executive officer's employment agreement), the Green RSUs granted to such named executive officer shall become vested pro rata, according to such named executive officer's length of service over the term of the award.

        Unless otherwise provided in an award agreement (or unless as otherwise provided in a written agreement between Green and a participant), in the event that a "change in control" (as defined in the 2014 Plan) occurs and awards under the 2014 Plan continue or are assumed or substituted by any successor and a participant's employment is terminated without cause or, if the participant has a written agreement providing for good reason severance protections, for good reason, on or after the effective date of the change in control but prior to 12 months following the change in control or awards under the 2014 Plan are not continued or assumed or substituted by any successor, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2014 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level.

  Director Compensation

        The following table sets forth the compensation paid to each non-employee director who served on the Green board in 2014. Messrs. Eisenstein and Schneller did not receive any compensation for their services as directors in fiscal year 2014. Messrs. Schaen and Ellis were not directors in fiscal year 2014 and therefore did not receive any compensation for services as a director in fiscal year 2014. Green also reimburses all non-employee directors for their reasonable out-of-pocket travel expenses incurred in attending meetings of the Green board or any committees of the Green board.

Name	Fees Earned or Paid in Cash	Option Awards(2)	Total
Steven D. Lerner	50,000	—	50,000
Stefanie L. Shelley	40,000	—	40,000
Alan M. Silberstein	50,000	—	50,000
Robert B.B. Smith	40,000	—	40,000
Stephen Eisenstein	—	—	—
Cas A. Schneller	—	—	—
Scott Schaen	—	—	—
William Ellis(1)	—	—	—

(1)
To be added as a director upon the consummation of the merger.

(2)
No options were granted to directors during the year ended December 31, 2014; however, as of December 31, 2014, Mr. Lerner held options to acquire 52,915 shares of Green common stock, of which 23,916 were unvested, and each of Ms. Shelley and Messrs. Silberstein and Smith held options to acquire 30,000 shares of Green common stock, of which 23,916 were unvested. 76% of such options are "performance options" and 24% of such options are "super performance options," and such options will vest, if at all, upon satisfaction of the performance criteria described above in "—Option Agreements."

        Each of Messrs. Lerner, Silberstein and Smith and Ms. Shelley received an annual retainer of $40,000 in respect of service during the year ended December 31, 2014. Messrs. Lerner and Silberstein each received an additional annual fee of $10,000 as compensation for service as chairman of the audit and compensation committees, respectively. Employee directors and directors nominated for election to the Green board by the Sponsor Funds receive no compensation for their services on the Green board, any committees of the Green board or the board of directors or any committees of Green Bank.

Certain Relationships

  General

        Some of Green's officers, directors and principal shareholders and their affiliates are customers of Green. Such officers, directors and principal shareholders and their affiliates have had transactions in the ordinary course of business with Green, including borrowings, all of which were effected on substantially the same terms and conditions, including interest rate and collateral, as those prevailing from time to time for comparable transactions with persons unaffiliated with Green, and did not involve more than the normal risk of collectability or other unfavorable features. Green expects to continue to have such transactions on similar terms and conditions with such officers, directors and shareholders and their affiliates in the future.

        In addition to the above-described relationships and the director and executive officer compensation arrangements discussed above under the section of this joint proxy statement/prospectus entitled "Management—Executive Compensation and Other Matters," the following is a description of transactions since the beginning of Green's last fiscal year, which Green has been a party in which the amount involved exceeded or will exceed $120,000, and in which any of Green's directors (including nominees), executive officers or beneficial holders of more than 5% of Green's capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest. Green believes the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

  Director Nomination Agreement

        In connection with Green's initial public offering in August of 2014, Green entered into a director nomination agreement with the Sponsor Funds that provides for the rights of the Sponsor Funds to nominate individuals for election to the Green board. The Sponsor Funds will have the right to nominate individuals for election to the Green board at each meeting of shareholders where directors are to be elected and, subject to limited exceptions, Green will include in the slate of nominees recommended to its shareholders for election as directors the number of individuals designated by the Sponsor Funds as follows:

  •
  so long as funds affiliated with Friedman Fleischer & Lowe, LLC collectively own at least the lesser of (A) 25% of the aggregate number of shares of Green common stock held by such funds immediately prior to the consummation of Green's initial public offering or (B) 4.9% of the shares of Green common stock and other securities of Green entitled to vote together with the common stock as a single class on all matters with respect to which the Green common stock is entitled to vote, one individual nominated as a Class III director by Friedman Fleischer & Lowe, LLC;

  •
  so long as funds affiliated with Harvest Partners, LP collectively own at least the lesser of (A) 25% of the aggregate number of shares of Green common stock held by such funds immediately prior to the consummation of Green's initial public offering or (B) 4.9% of the shares of Green common stock and other securities of Green entitled to vote together with the common stock as a single class on all matters with respect to which the Green common stock is entitled to vote, one individual nominated as a Class II director by Harvest Partners, LP; and

  •
  so long as funds affiliated with Pine Brook Road Partners, LLC collectively own at least the lesser of (A) 25% of the aggregate number of shares of Green common stock held by such funds immediately prior to the consummation of Green's initial public offering or (B) 4.9% of the shares of Green common stock and other securities of Green entitled to vote together with the common stock as a single class on all matters with respect to which the Green common stock is entitled to vote, one individual nominated as a Class I director by Pine Brook Road Partners, LLC. As William L. Spiegel did not stand for re-election, Pine Brook Partners, LLC nominated Scott Schaen as Class I director pursuant to such director nomination agreement.

        In addition, each of the Sponsor Funds will have the right to designate a non-voting observer to attend any meetings of the Green board (or committees thereof) and of the board of Green Bank (or committees thereof), until such time as such Sponsor Fund ceases to own at least 3% of Green's outstanding common stock, subject to the right of the chairperson of such meeting to cause any non-voting observer to leave the meeting.

THE MERGER

        The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

        Each of the Green board and the Patriot board has unanimously approved the merger agreement. Under the merger agreement, (i) Merger Sub will merge with and into Patriot, with Patriot continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Green and (ii) immediately thereafter, Patriot will merge with and into Green, with Green being the surviving corporation. Immediately following the integrated mergers, Patriot Intermediate Holdings, a wholly-owned subsidiary of Patriot, will merge with and into Green, with Green being the surviving corporation. Immediately following this Intermediate HoldCo merger, Patriot Bank will merge with and into Green Bank, with Green Bank as the surviving entity in the bank merger.

        Subject to the terms and conditions of the merger agreement, at the effective time, all of the issued and outstanding shares of Patriot common stock will be converted into the right to receive up to a maximum aggregate number of shares of Green common stock equal to 10,757,273. The maximum aggregate merger consideration is subject to a downward adjustment of 0.0824 shares of Green common stock for (a) each dollar payable in respect of Patriot stock options, which we estimate, as of [    •    ], 2015, the most recent practicable date before the printing of this joint proxy statement/prospectus, would equal approximately $[    •    ] and (b) each dollar Patriot's adjusted consolidated tangible shareholders' equity (which would be calculated in the manner described below) is less than the applicable threshold, which would be (1) $77,220,676, if the month-end prior to the closing of the merger is September 30, 2015; (2) $78,119,886, if the month-end prior to the closing of the merger is October 31, 2015; (3) $78,953,252, if the month-end prior to the closing of the merger is November 30, 2015; and (4) $79,850,000, if the month-end prior to the closing of the merger is December 31, 2015. If the merger is expected to close in the first ten days of a month, the applicable threshold would be equal to the applicable threshold of the earlier preceding month-end. Patriot's adjusted consolidated tangible shareholders' equity, as of any date of determination, would equal its consolidated shareholders' equity, or book value, (i) reduced by any intangible items such as goodwill and core deposit intangibles, as well as, to the extent not already reflected in Patriot's consolidated shareholders' equity, certain transaction-related expenses and (ii) to the extent not already reflected in Patriot's consolidated shareholders' equity, increased by the increase in Patriot's common shareholders' equity resulting from the Patriot preferred stock conversion. As of [    •    ], 2015, the most recent practicable date before the printing of this joint proxy statement/prospectus, Patriot's consolidated tangible shareholders' equity was $[    •    ].

        Each share of Patriot common stock will be entitled to receive a portion of the aggregate merger consideration equal to the exchange ratio, which is the quotient of (i) the aggregate merger consideration divided by (ii) the exchangeable shares. There are anticipated to be 132,352,960 "exchangeable shares" which represent the aggregate number of shares of Patriot common stock issued and outstanding immediately prior to the effective time, including 775,000 shares of Patriot common stock underlying Patriot restricted stock awards and 11,887,501 shares of Patriot common stock issued in connection with the conversion of all of Patriot's 1,200,001 shares of Series D Preferred Stock outstanding and all of Patriot's 10,687,500 shares of Series F Preferred Stock outstanding.

        Green will not issue any fractional shares of Green common stock in the merger. Patriot shareholders who would otherwise be entitled to a fraction of a share of Green common stock upon the completion of the merger will instead be entitled to receive, in lieu of the fraction of a share, an amount in cash determined by multiplying this fraction of a share (rounded to the nearest thousandth) by the average of the closing sale prices of Green common stock on NASDAQ as reported in the Wall Street Journal for 10 trading days preceding the closing date.

        The merger agreement does not provide for any limit to the potential magnitude of any downward adjustment to the maximum aggregate merger consideration. However, Patriot has informed Green that, if Patriot's tangible shareholders' equity is less than the applicable threshold by at least $30 million, resulting in a total downward adjustment to the maximum aggregate merger consideration of 2,474,359 shares of Green common stock, then the Patriot board intends to re-solicit proxies from the Patriot shareholders. If there is a 2,474,359 total share reduction to the maximum aggregate merger consideration resulting in an aggregate merger consideration of 8,282,914 shares of Green common stock, then the exchange ratio would be 0.0626 (assuming exchangeable shares of 132,352,960) and the implied value of the aggregate merger consideration would be, (i) $107,346,565.44, based on the $12.96 closing price of Green's common stock on NASDAQ on May 26, 2015, the last trading day before public announcement of the merger; (ii) $126,562,925.92, based on the $15.28 closing price of Green's common stock on NASDAQ on June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus; and (iii) $[    •    ], based on the $[    •    ] closing price of Green's common stock on NASDAQ on [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus. Neither Green nor Patriot expect the magnitude of any downward adjustment of the aggregate merger consideration to cause Patriot to re-solicit proxies from its shareholders.

        Patriot shareholders are being asked to adopt the merger agreement. Green shareholders are being asked to approve the share issuance required for the merger. See the section of this joint proxy statement/prospectus entitled "The Merger Agreement" beginning on page 245 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

        From time to time, the Patriot board has engaged in reviews and discussions of Patriot's long-term strategies and objectives, considering ways that it might enhance shareholder value and Patriot's performance and prospects in light of competitive and other relevant factors. Strategic options considered by the Patriot board from time to time have included expanding organically, raising additional capital through private placements or public offerings of equity or debt securities, and merging with another financial institution.

        In December 2014, Patriot asked KBW, a nationally recognized investment bank, to assist Patriot in further exploring potential strategic alternatives. KBW discussed with management current industry trends, an overview of the mergers and acquisitions and initial public offering markets for banking institutions, an overview of potential marketing options that Patriot might consider if the Patriot board decided to pursue a sale, and other potential strategic alternatives that Patriot might consider. With the consent of the Patriot board, and at management's direction, beginning in February 2015, KBW contacted 14 potential strategic partners, four of which executed a confidentiality agreement. Following review of information regarding Patriot, three of those four institutions indicated they were not interested in exploring a transaction.

        After its review of information regarding Patriot, one of these four institutions (which we refer to in this joint proxy statement/prospectus as "Bank A") submitted an initial non-binding indication of interest on March 9, 2015. The initial indication of interest contemplated Bank A acquiring all of the issued and outstanding Patriot common stock in a 50% cash/50% stock transaction at a price of $0.76 per share of Patriot common stock. The proposal also contemplated Bank A's assumption of Patriot preferred stock and trust preferred securities. From March 9, 2015 to April 10, 2015, Patriot and Bank A negotiated the potential terms of a transaction, focusing primarily on the price per share to be offered to holders of Patriot common stock. During the course of these negotiations, Bank A increased the proposed consideration for an acquisition of Patriot common stock to $0.87 per share.

        In late March 2015, Geoffrey Greenwade, President of Green and CEO of Green Bank, approached Patriot and KBW regarding a potential merger. On March 30, 2015, the Patriot board held a meeting which included Patriot's legal counsel. At the meeting, among other things, Patriot's legal counsel discussed the fiduciary duties of board members in evaluating acquisition proposals. Patriot's Chairman and CEO William Ellis presented the material terms of the non-binding expression of interest from Bank A and how the proposal would be valued relative to other recent comparable transactions. Mr. Ellis also informed the Patriot board regarding Green's inquiry. The Patriot board then discussed the proposal from Bank A, including the pros and cons of the proposal and the strengths and weaknesses of Bank A as a prospective transaction partner. These potential benefits and strengths included that senior management viewed Bank A's culture as compatible with that of Patriot; that senior management admired the manner in which Bank A was operated; and that Patriot's and Bank A's geographic footprints were complementary. The potential drawbacks and weaknesses included that senior management of Patriot viewed the value of Bank A's stock not to compare as favorably with that of many peer institutions; that with Bank A as a potential new entrant into the Houston market, fewer cost efficiencies could be achieved from a merger as with an in-market institution; and that the proposed transaction consideration did not adequately value Patriot's common stock. The Patriot board also discussed the prospects for discussions with Green, and the potential advantages and disadvantages for all Patriot stakeholders of continuing to pursue a merger transaction in general. The Patriot board determined that Bank A's proposal was insufficient because it did not offer Patriot's common shareholders sufficient consideration for their stock and therefore was not in their best interests. The Patriot board directed management and KBW to continue negotiations with Bank A and discussions with Green. Patriot received no other indications of interest for a strategic transaction, whether solicited or unsolicited, from any institution other than Bank A and Green.

        On April 8, 2015, Patriot and Green executed a confidentiality agreement and Green began evaluating additional information regarding Patriot. Patriot and KBW continued discussions with Bank A which focused primarily on the amount of proposed transaction consideration and, on April 9, 2015, Bank A informed KBW that it was no longer interested in pursuing a potential merger with Patriot. On April 13, 2015, Green provided KBW with a non-binding indication of interest regarding a merger with Patriot, and the parties continued negotiations regarding the terms of a potential transaction. Primary subjects of these negotiations included the aggregate transaction value ranging from $125,000,000 to $130,000,000 proposed to be paid by Green and the threshold for tangible book value ranging from $71,000,000 to $85,000,000 that would apply to Patriot as well as a potential cash consideration component and the possibility of a fixed exchange ratio determined based on the market price of Green common stock at the time of signing of the merger agreement. On April 21, 2015, the Patriot board held a special meeting which included Patriot's counsel, to discuss the terms of Green's indication of interest and the status of negotiations with Green. The parties continued to negotiate the terms of the aggregate transaction value, the threshold for tangible book value and a fixed exchange ratio. The Patriot board authorized management to execute a letter of intent with Green based on certain negotiated transaction terms, and Patriot and Green executed a letter of intent on April 24, 2015. Patriot engaged Harris Law Firm PC and Fenimore, Kay, Harrison & Ford, LLP as its counsel in connection with the proposed transaction.

        Green commenced formal due diligence regarding Patriot on April 25, 2015 and Green's counsel presented Patriot's counsel with a draft merger agreement on May 5, 2015. During this time, Patriot also began conducting due diligence on Green. Between May 5, 2015 and May 27, 2015, the parties continued to conduct due diligence regarding the proposed transaction and worked to finalize the terms of the merger agreement and related transaction documents. During this time, Mr. Ellis provided updates and kept the Patriot board apprised as to significant developments. The principal topics of negotiation included the methods of determining the exchange ratio and tangible book value threshold; the mechanics for treatment of Patriot stock options; tax, accounting and contract issues relating to executive compensation; the amount of the termination fee; and the events requiring payment of the termination fee by either party. At a special meeting on May 21, 2015, which included Patriot's counsel, Mr. Ellis updated the Patriot board regarding the status of negotiations with Green. The Patriot board evaluated and discussed the current proposed terms of the transaction, and the Patriot board authorized management and counsel to continue negotiations regarding the merger agreement and related transaction documents.

        On May 27, 2015, the Patriot board held a special meeting to discuss and adopt the merger agreement. At the meeting, Patriot's counsel explained the terms of the merger agreement and related transaction documents. Also at this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Patriot board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Patriot common stock. The Patriot board unanimously voted to adopt and approve the merger agreement and the transactions contemplated thereby and recommend the adoption and approval of such agreement and transactions to the Patriot shareholders.

        Also on May 27, 2015, the Green board held a special meeting to discuss and adopt the merger agreement. At the meeting, Green's counsel explained the terms of the merger agreement and related transaction documents. Also at this meeting, Jefferies reviewed with the Green board its financial analysis of the aggregate merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated May 27, 2015, to the Green board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the aggregate merger consideration to be paid by Green pursuant to the merger agreement was fair, from a financial point of view, to Green. The Green board unanimously voted to adopt and approve the merger agreement and the transactions contemplated thereby and recommend the approval of the Green share issuance to the Green shareholders.

        After these meetings, the merger agreement, in the form approved by the Patriot board and the Green board, was executed by representatives of Patriot and Green, and Green issued a press release announcing the proposed transaction.

Patriot's Reasons for the Merger; Recommendation of the Patriot Board

        After careful consideration, at its meeting on May 27, 2015 the Patriot board determined that the merger is in the best interests of Patriot and its shareholders and that the consideration to be received in the merger is fair to the Patriot shareholders. Accordingly, the Patriot board has unanimously adopted and approved the merger agreement and unanimously recommends that the Patriot shareholders vote "FOR" the Patriot merger proposal.

        In reaching its decision to adopt and approve the merger agreement and recommend the merger to its shareholders, the Patriot board evaluated the merger and the merger agreement, in consultation with Patriot's management, as well as its legal and financial advisors, and considered a number of positive factors, including the following material factors:

  •
  is knowledge of Patriot's business, operations, financial and regulatory condition, earnings and prospects and of Green's business, operations, financial and regulatory condition, earnings and prospects, taking into account the results of Patriot's due diligence review of Green;

  •
  its knowledge of the current environment in the financial services industry, including national and regional economic conditions, increased regulatory burdens, evolving trends in technology, increasing competition, the current financial market and regulatory conditions and the likely effects of these factors on the potential growth of Patriot and Green, development, productivity, profitability and strategic options;

  •
  the complementary aspects of Patriot's and Green's respective businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies' management and operating styles;

  •
  Patriot's belief that a merger with Green would allow Patriot shareholders to participate in the future performance of a combined company that would have better future prospects than Patriot was likely to achieve on a stand-alone basis or through other strategic alternatives, including a combination with other potential purchasers or an initial public offering;

  •
  Patriot's belief that Patriot and Green share a similar strategic vision;

  •
  Green's commitment to enhancing its strategic position in its markets;

  •
  the potential expense saving opportunities in connection with the merger, the related potential impact on the combined company's earnings, and the fact that the merger consideration in the form of Green common stock would allow former Patriot shareholders to participate as Green shareholders in the benefits of such savings opportunities and the future performance of the combined company generally;

  •
  the performance of Green's stock and its liquidity in terms of average daily trading volume;

  •
  presentations concerning the operations, financial condition and prospects of Patriot and the expected financial impact of the merger on the combined company, including pro forma assets, earnings and deposits;

  •
  the terms of the merger agreement, and the presentation by Patriot's legal advisors regarding the merger and the merger agreement;

  •
  the financial presentation, dated May 27, 2015, of KBW to the Patriot board and the opinion, dated May 27, 2015, of KBW to the Patriot board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Patriot common stock of the exchange ratio in the merger, as more fully described below under the section of this joint proxy statement/prospectus entitled "—Opinion of Patriot's Financial Advisor" beginning on page 211;

  •
  the regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained within a reasonable time and without unacceptable conditions;

  •
  the likelihood of Green consummating the merger based upon Green's history of completing other merger transactions; and

  •
  the expected treatment of the integrated mergers as an integrated transaction that qualifies as a "reorganization" for U.S. federal income tax purposes, which would generally not be taxable to the extent Patriot shareholders exchange their shares of Patriot common stock for shares of Green common stock. The expected tax treatment of the integrated mergers is further described in the section of this joint proxy statement/prospectus entitled "U.S. Federal Income Tax Consequences of the Integrated Mergers" beginning on page 265.

        The Patriot board also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations of the proposed transaction, including the following material factors:

  •
  the challenges of combining the businesses, assets and workforces of two financial institutions;

  •
  the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

  •
  the provisions of the merger agreement restricting Patriot's solicitation of third party acquisition proposals and requiring Patriot to hold a special meeting of its shareholders to vote on approval of the merger agreement, which Patriot's board understood, while potentially limiting the willingness of a third party to propose a competing business combination transaction with Patriot, were a condition to Green's willingness to enter into the merger agreement; and

  •
  the fact that some of Patriot's directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Patriot shareholders, which are further described in the section of this joint proxy statement/prospectus entitled "—Interests of Patriot's Directors and Executive Officers in the Merger" beginning on page 234.

        The foregoing discussion of the factors considered by the Patriot board is not intended to be exhaustive, but is believed to include all material factors considered by the Patriot board. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the Patriot board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the Patriot board may have given different weight to different factors. The Patriot board conducted an overall analysis of the factors described above including thorough discussions with Patriot management and Patriot's advisors, and considered the factors overall to be favorable to, and to support, its determination.

        It should be noted that this explanation of the reasoning of the Patriot board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this joint proxy statement/prospectus entitled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 61.

        The Patriot board unanimously recommends that Patriot shareholders vote "FOR" the approval of the Patriot merger proposal and the Patriot adjournment proposal.

Opinion of Patriot's Financial Advisor

        Patriot engaged KBW to render financial advisory and investment banking services to Patriot, including an opinion to the Patriot board as to the fairness, from a financial point of view, to the holders of Patriot common stock of the exchange ratio in the merger. Patriot selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

        As part of its engagement, representatives of KBW attended the special meeting of the Patriot board held on May 27, 2015, at which the Patriot board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Patriot board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Patriot common stock.

        The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached to this joint proxy statement/prospectus as Annex D and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

        KBW's opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Patriot board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Patriot common stock. It did not address the underlying business decision of Patriot to engage in the merger or enter into the merger agreement or constitute a recommendation to the Patriot board in connection with the merger, and it does not constitute a recommendation to any holder of Patriot common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders', or affiliates' agreement with respect to the merger or exercise any dissenters' or appraisal rights that may be available to such shareholder.

        KBW's opinion was reviewed and approved by KBW's Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the merger and the financial and operating condition of Patriot and Green, including, among other things:

  •
  a draft of the merger agreement dated May 22, 2015 (the most recent draft then made available to KBW);

  •
  the audited financial statements for the three years ended December 31, 2014 for Patriot;

  •
  the Annual Report on Form 10-K for the year ended December 31, 2014 of Green, including the audited financial statements of Green contained therein for the three years ended December 31, 2014;

  •
  the unaudited quarterly financial statements and quarterly reports on Form 10-Q for the fiscal quarter ended March 31, 2015 of Green;

  •
  certain regulatory filings of Patriot and Green, including the quarterly FRY-9Cs and Call Reports filed with respect to each quarter during the three year period ended March 31, 2015 for each of Green and Patriot;

  •
  certain other interim reports and other communications of Patriot and Green to their respective shareholders; and

  •
  other financial information concerning the businesses and operations of Patriot and Green furnished to KBW by Patriot and Green or which KBW was otherwise directed to use for purposes of KBW's analyses.

        KBW's consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among other things, the following:

  •
  the historical and current financial position and results of operations of Patriot and Green;

  •
  the assets and liabilities of Patriot and Green;

  •
  the nature and terms of certain other merger transactions and business combinations in the banking industry;

  •
  a comparison of certain financial information of Patriot and certain financial and stock market information for Green with similar information for certain other companies the securities of which were publicly traded;

  •
  financial and operating forecasts and projections of Patriot which were prepared by Patriot management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of such management with the consent of the Patriot board;

  •
  publicly available consensus "street estimates" of Green for the years ending December 31, 2015 and December 31, 2016 as well as the long term growth rates based thereon that were provided to KBW by management of Green, all of which information was reviewed and discussed with KBW by such management and used and relied upon by KBW based on such discussions with the consent of the Patriot board; and

  •
  estimates regarding certain pro forma financial effects of the merger on Green (including, without limitation, the cost savings expected to result from the merger) that were prepared by, and provided to and discussed with KBW by, Green management and used and relied upon by KBW based on such discussions with the consent of the Patriot board.

        KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of Patriot and Green regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by or on behalf of Patriot, with KBW's assistance, to solicit indications of interest from third parties regarding a potential transaction with Patriot.

        In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon management of Patriot as to the reasonableness and achievability of the financial and operating forecasts and projections of Patriot (and the assumptions and bases therefor) that were prepared by, and provided to KBW and discussed with KBW by such management, and KBW assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of Patriot, upon Green management as to the reasonableness and achievability of the publicly available consensus "street estimates" of Green referred to above, and the long term growth rates based thereon that were provided to KBW by Green management, all of which was reviewed and discussed with KBW by such management, as well as the estimates regarding certain pro forma financial effects of the merger on Green (and the assumptions and bases therefor, including, without limitation, the cost savings expected to result from the merger) referred to above. KBW assumed, with the consent of Patriot, that all such information was consistent with (in the case of the Green "street estimates" referred to above), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of Green management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

        It is understood that the estimated and projected information of Patriot and Green prepared and provided to KBW by the respective managements of Patriot and Green were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus "street estimates" of Green referred to above, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information and "street estimates." KBW assumed, based on discussions with the respective managements of Patriot and Green, that all such information and "street estimates" provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information (or the assumptions or bases therefor) or such "street estimates." KBW relied on all such information and "street estimates" without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Patriot or Green since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Patriot's consent, that the aggregate allowances for loan and lease losses for Patriot and Green were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Patriot or Green, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Patriot or Green under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

        KBW assumed, in all respects material to its analyses:

  •
  that the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW's analyses from the draft reviewed) with no additional payments or adjustments to the exchange ratio;

  •
  that any related transactions (including the second-step merger, the Intermediate HoldCo merger, the bank merger and each of the redemption/assumption transactions) will be completed substantially in accordance with the terms set forth in the merger agreement or as otherwise described to us by representatives of Patriot;

  •
  that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

  •
  that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

  •
  that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transactions would be satisfied without any waivers or modifications to the merger agreement; and

  •
  that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Patriot, Green or the combined entity or the contemplated benefits of the merger, including the cost savings expected to result from the merger.

        KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act, the Exchange, and all other applicable federal and state statutes, rules and regulations. KBW was further advised that Patriot relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Patriot, Green, the merger and any related transactions (including the second-step merger, the Intermediate HoldCo merger, the bank merger and the redemption/assumption transactions), and the merger agreement. KBW did not provide advice with respect to any such matters.

        KBW's opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of Patriot common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any related transaction (including the second-step merger, the Intermediate HoldCo merger, the bank merger and the redemption/assumption transactions), including without limitation, the form or structure of the merger, any transactions that may be related to the merger, any consequences of the merger to Patriot, its shareholders, creditors or otherwise, or any terms, aspects or implications of any employment, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into by any parties in connection with the merger or otherwise. KBW's opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW's opinion may have affected, and may affect, the conclusion reached in KBW's opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW's opinion did not address, and KBW expressed no view or opinion with respect to:

  •
  the underlying business decision of Patriot to engage in the merger or enter into the merger agreement;

  •
  the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Patriot or the Patriot board;

  •
  the fairness of the amount or nature of any compensation to any of Patriot's officers directors or employees, or any class of such persons, relative to any compensation to the holders of Patriot common stock;

  •
  the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Patriot, other than the Patriot common stock (solely with respect to the exchange ratio, as described in KBW's opinion and not relative to the consideration to be received by any other class), or holders of any class of securities of Green, or any other party to any transaction contemplated by the merger agreement;

  •
  any adjustment (as provided in the merger agreement) to the aggregate merger consideration or the exchange ratio in the merger assumed for purposes of KBW's opinion;

  •
  the actual value of the Green common stock to be issued in the merger;

  •
  the prices, trading range or volume at which Green common stock would trade following the public announcement of the merger or the consummation of the merger;

  •
  whether Green or its subsidiaries had sufficient cash, available lines of credit or other sources of funds to enable it to provide Patriot sufficient funds to effect the Patriot preferred stock redemption as provided in the merger agreement;

  •
  any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

  •
  any legal, regulatory, accounting, tax or similar matters relating to Patriot, Green, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transactions (including the second-step merger, the Intermediate HoldCo merger, the bank merger and the redemption/assumption transactions), including whether or not the integrated mergers would be treated as an integrated transaction that qualifies as a reorganization for U.S. federal income tax purposes.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Patriot and Green. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Patriot board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Patriot board with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Patriot and Green and the decision to enter into the merger agreement was solely that of the Patriot board.

        The following is a summary of the material financial analyses presented by KBW to the Patriot board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Patriot board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

        For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $1.05 per share of Patriot common stock based on an implied exchange ratio in the merger of 0.0812x, derived using information and assumptions provided by Patriot, and the closing price of Green common stock on May 26, 2015. Where applicable, the data for Patriot described below reflected the tangible common equity of Patriot and the number of shares of Patriot common stock pro forma for the conversion of all of Patriot's Series D Preferred Stock and Series F Preferred Stock.

        Selected Companies Analyses.    Using publicly available information, KBW compared the financial performance and financial condition of Patriot and Green to eight selected depositories headquartered in Texas that were traded on NASDAQ or the New York Stock Exchange with total assets less than

$15 billion. KBW also compared the market performance of Green to the selected companies. The selected companies were as follows:

First Financial Bankshares, Inc.	LegacyTexas Financial Group, Inc.
Hilltop Holdings, Inc.	Southside Bancshares, Inc.
Independent Bank Group, Inc.	Triumph Bancorp, Inc.
International Bancshares Corporation	Veritex Holdings, Inc.

        To perform this analysis, KBW used the profitability data and other financial information as of, or for the latest 12 month period (which we refer to in this section of this joint proxy statement/prospectus as "LTM") ended, March 31, 2015 and market price information as of May 26, 2015. KBW also used 2015 and 2016 earnings per share (which we refer to in this section of this joint proxy statement/prospectus as "EPS") estimates taken from consensus "street estimates" for Green and the selected companies. Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Patriot's historical financial statements as a result of the different assumptions and methods used by KBW to compute the financial data presented.

        KBW's analysis showed the following concerning the financial performance of Patriot, Green and the selected companies:

			Selected Companies
	Patriot	Green	Low	Median	Average	High
LTM Return on Average Assets	0.58%	0.80%	0.58%	1.05%	1.27%	2.15%
LTM Return on Average Equity	6.64%	6.23%	6.53%	8.01%	9.74%	14.92%
LTM Net Interest Margin	2.93%	3.91%	3.18%	4.01%	4.21%	6.49%
LTM Fee Income / Revenue Ratio(1)	29.9%	10.2%	9.0%	17.0%	24.1%	70.8%
LTM Efficiency Ratio	82.4%	59.4%	48.1%	57.0%	60.7%	82.4%

(1)
Excludes gain/(loss) on sale of securities.

        KBW's analysis also showed the following concerning the financial condition of Patriot, Green and the selected companies:

			Selected Companies
	Patriot	Green	Low	Median	Average	High
Tangible Common Equity / Tangible Assets	6.51%	11.70%	7.10%	10.65%	10.20%	14.75%
Tier 1 Capital Ratio	11.53%	14.60%	9.31%	16.28%	15.82%	20.72%
Total Capital Ratio	12.42%	15.50%	11.43%	17.21%	16.98%	21.51%
Loan Loss Reserve / Gross Loans	1.09%	0.97%	0.54%	0.85%	0.86%	1.29%
Nonperforming Assets / Assets(1)	1.44%	0.52%	0.12%	0.39%	0.58%	1.62%
LTM Net Charge-Offs / Average Loans	0.10%	0.03%	0.01%	0.09%	0.21%	1.01%

(1)
Nonperforming assets include nonaccrual loans, loans 90+ days past due and other real estate owned.

        In addition, KBW's analysis showed the following concerning the market performance, to the extent publicly available, of Green and the selected companies:

		Selected Companies
	Green	Low	Median	Average	High
One-Year Stock Price Change	N/A	(15.0)%	4.4%	1.9%	9.4%
Year-to-Date Price Change	7.6%	(6.9)%	(1.4)%	0.3%	7.9%
Stock Price / Book Value per Share	1.15x	0.93x	1.30x	1.46x	2.68x
Stock Price / Tangible Book Value per Share	1.31x	1.06x	1.81x	1.88x	3.10x
Stock Price / LTM EPS	19.1x	6.2x	19.2x	17.6x	26.6x
Stock Price / 2015 EPS	15.8x	12.6x	15.7x	15.9x	19.2x
Stock Price / 2016 EPS	13.4x	10.8x	12.9x	13.3x	17.5x
Dividend Yield(1)	0.0%	0.0%	1.4%	1.3%	3.4%
LTM Dividend Payout	0.0%	0.0%	19.4%	27.8%	92.6%

(1)
Most recent completed quarter dividend annualized as a percentage of stock price.

        KBW also reviewed with the Patriot board the implied transaction statistics for the proposed merger of 1.45x Patriot's book value per share as of March 31, 2015, 1.57x Patriot's tangible book value per share as of March 31, 2015, 26.4x Patriot's LTM EPS and 16.2x Patriot's estimated 2015 EPS (using EPS estimates for Patriot provided by Patriot management), in each case based on the implied transaction value for the proposed merger of $1.05 per share of Patriot common stock.

        No company used as a comparison in the above selected companies analyses is identical to Patriot or Green. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Select Transactions Analysis.    KBW reviewed publicly available information related to eight selected bank and thrift transactions for targets headquartered in the U.S. announced after January 1, 2013 with transaction values between $50 million and $250 million, target tangible common equity / tangible assets less than 8%, LTM ROAA between 0.0% and 1.0%, and Nonperforming Assets / Assets between 1.0% and 4.0%. The selected transactions were as follows:

Acquiror:	Acquired Company:
Chemical Financial Corporation	Lake Michigan Financial Corporation
Northwest Bancshares, Inc.	LNB Bancorp, Inc.
MidWestOne Financial Group, Inc.	Central Bancshares, Inc.
BNC Bancorp	Valley Financial Corporation
First Midwest Bancorp, Inc.	Great Lakes Financial Resources, Inc.
Heritage Oaks Bancorp	Mission Community Bancorp
Mercantile Bank Corporation	Firstbank Corporation
Renasant Corporation	First M&F Corporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value per common share paid for the acquired company (and excluding any repurchase of preferred equity or assumption of debt) and using the latest publicly available financial statements prior to announcement of the respective transaction:

  •
  Price to tangible book value per share of the acquired company;

  •
  Tangible equity premium to core deposits of the acquired company (total deposits less time deposits greater than $100,000), referred to as core deposit premium; and

  •
  Price to LTM EPS of the acquired company.

        The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $1.05 per share of Patriot common stock and using historical financial information for Patriot as of, or for the latest 12 months ended, March 31, 2015.

        The results of the analysis are set forth in the following table:

Selected Nationwide Transactions
Green— Patriot
		Low	Median	Average	High
Price / Tangible Book Value per Share	1.57x	1.27x	1.66x	1.67x	2.21x
Core Deposit Premium	7.4%	2.1%	6.5%	7.6%	18.0%
Price / LTM EPS	26.4x	13.9x	18.8x	18.8x	23.9x

        Additionally, KBW reviewed publicly available information related to eight selected bank and thrift transactions for targets headquartered in Texas announced after January 1, 2013 with transaction values between $50 million and $250 million, and positive LTM earnings. The selected transactions were as follows:

Acquiror:	Acquired Company:
First Financial Bankshares, Inc.	FBC Bancshares, Inc.
CBFH, Inc.	MC Bancshares, Inc.
IBERIABANK Corporation	First Private Holdings, Inc.
BancorpSouth, Inc.	Central Community Corporation
Independent Bank Group, Inc.	BOH Holdings, Inc.
Cullen/Frost Bankers, Inc.	WNB Bancshares, Inc.
CBFH, Inc.	VB Texas, Inc.
First Financial Bankshares, Inc.	Orange Savings Bank, SSB

        For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value per common share paid for the acquired company (and excluding any repurchase of preferred equity or assumption of debt) and using the latest publicly available financial statements:

  •
  Price to tangible book value per share of the acquired company;

  •
  Core deposit premium; and

  •
  Price to LTM EPS of the acquired company.

        The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $1.05 per share of Patriot common stock and using historical financial information for Patriot as of, or for the latest 12 months ended, March 31, 2015.

        The results of the analysis are set forth in the following table (excluding the impact of the core deposit premium for one of the selected transactions, which was 0.0%):

Selected Texas Transactions
Green— Patriot
		Low	Median	Average	High
Price / Tangible Book Value per Share	1.57x	1.00x	2.06x	2.20x	3.87x
Core Deposit Premium	7.4%	4.5%	14.5%	13.6%	18.4%
Price / LTM EPS	26.4x	12.8x	16.7x	21.6x	44.4x

        No company or transaction used as a comparison in the above selected transaction analysis is identical to Patriot or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

        Relative Contribution Analysis.    KBW analyzed the relative standalone contribution of Green and Patriot to various pro forma balance sheet and income statement items of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, KBW used (i) historical balance sheet and LTM net income data for Green and Patriot as of March 31, 2015 and (ii) net income consensus "street estimates" for Green and net income estimates for Patriot provided by Patriot management. The results of KBW's analysis are set forth in the following table, which also compares the results of KBW's analysis with the implied pro forma ownership percentages of Green and Patriot respective shareholders in the combined company based on the implied exchange ratio in the proposed merger of 0.0812x:

	Green as a % of Total	Patriot as a % of Total
Balance Sheet:
Assets	62%	38%
Gross Loans Held for Investment	65%	35%
Deposits	64%	36%
Tangible Common Equity	74%	26%
Net Income to Common:(1)
LTM GAAP Net Income	75%	25%
2015 Estimated GAAP Net Income	71%	29%
2016 Estimated GAAP Net Income	69%	31%
Ownership:
At 0.0812x implied merger exchange ratio	71%	29%

(1)
Patriot's net income includes dividends to Patriot's outstanding Series B Preferred Stock and Series C Preferred Stock.

        Pro Forma Financial Impact Analysis.    KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Green and Patriot. Using closing balance sheet estimates as of December 31, 2015 for Green and Patriot per the respective managements of Green and Patriot, 2016 net income consensus "street estimates" for Green, 2016 net income estimates for Patriot provided by Green management and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Green management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Green. This analysis indicated the merger could be accretive to Green's 2016 estimated EPS and dilutive to Green's estimated tangible book value per share as of December 31, 2015. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of Green's tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of December 31, 2015 could be lower. For all of the above, the actual results achieved by Green following the merger may vary from the projected results, and the variations may be material.

        Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Patriot. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Patriot prepared, and provided to KBW, by Patriot management, and assumed discount rates ranging from 13.0% to 17.0%. The ranges of values were derived by adding (i) the present value of the estimated free cash flows that Patriot could generate over the period from the fourth quarter of 2015 through 2020 as a standalone company, and (ii) the present value of Patriot's implied terminal value at the end of such period. KBW assumed that Patriot would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Patriot, KBW applied a range of 12.0x to 16.0x estimated 2021 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Patriot common stock of approximately $0.89 per share to $1.39 per share.

        The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Patriot.

        Miscellaneous.    KBW acted as financial advisor to Patriot in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW's business as a broker-dealer, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Patriot and Green and, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Patriot and Green for KBW's own account and for the accounts of its customers.

        Pursuant to the KBW engagement agreement, Patriot agreed to pay KBW a total cash fee equal to 1.00% of the aggregate merger consideration, $250,000 of which became payable to KBW upon the rendering of its opinion and the balance of which is contingent upon the consummation of the merger. Patriot also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW's engagement or KBW's role in connection therewith. Other than in connection with this present engagement, in the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Patriot. In the two years preceding the date of its opinion, KBW has provided investment banking and financial advisory services to Green and received compensation for such services. KBW acted as an underwriter in connection with the initial public offering of Green in August 2014. KBW may in the future provide investment banking and financial advisory services to Patriot or Green and receive compensation for such services.

Green's Reasons for the Merger; Recommendation of the Green Board

        After careful consideration, the Green board, at a meeting held on May 27, 2015, unanimously determined that the merger agreement is in the best interests of Green and its shareholders. Accordingly, the Green board approved the merger agreement and unanimously recommends that Green shareholders vote "FOR" the issuance of shares of Green common stock in connection with the merger.

        In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Green board consulted with Green's management and legal and financial advisors and, in reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the Green share issuance, the Green board considered a number of factors, including the following material factors:

  •
  each of Green's and Patriot's business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Green board considered its view that Patriot's business and operations complement those of Green and that the merger would be a significant step toward the realization of a $5 billion in assets bank with a geographic focus on the Houston, Dallas-Fort Worth, and Austin, Texas area, making Green a significant competitor and an attractive merger partner for future deals;

  •
  its understanding of the current and prospective environment in which Green and Patriot operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Green both with and without the proposed transaction;

  •
  its review and discussions with Green's management and advisors concerning Green's due diligence investigation of Patriot;

  •
  the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

  •
  management's expectation that Green will retain its strong capital position upon completion of the transaction;

  •
  the written opinion, dated May 27, 2015, of Jefferies to the Green board as to the fairness, from a financial point of view and as of such date, to Green of the aggregate merger consideration to be paid by Green pursuant to the merger agreement, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Jefferies which is further described in the section of this joint proxy statement/prospectus entitled "—Opinion of Green's Financial Advisor" beginning on page 222;

  •
  the financial and other terms of the merger agreement, including the exchange ratio, expected tax treatment and deal protection and termination fee provisions, which it reviewed with Green's management and advisors;

  •
  the potential risk of diverting management attention and resources from the operation of Green's business and towards the completion of the merger;

  •
  the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Patriot's business, operations and workforce with those of Green; and

  •
  the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

        The foregoing discussion of the factors considered by the Green board is not intended to be exhaustive, but, rather, includes the material factors considered by the Green board. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Green board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Green board considered all of these factors as a whole, including discussions with Green's management and advisors, and overall considered the factors to be favorable to, and to support, its determination. It should be noted that this explanation of the Green board's reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 61.

Opinion of Green's Financial Advisor

        Green retained Jefferies to provide certain financial advisory services to the Green board in connection with the merger. In connection with this engagement, Green requested that Jefferies evaluate the fairness, from a financial point of view, to Green of the consideration payable by Green pursuant to the merger agreement. At a meeting of the Green board held on May 27, 2015, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated May 27, 2015, to the Green board to the effect that, as of that date and based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the aggregate merger consideration to be paid by Green pursuant to the merger agreement was fair, from a financial point of view, to Green. For purposes of Jefferies' opinion and related financial analyses described below, the terms "aggregate merger consideration" or "implied aggregate merger consideration" mean an implied aggregate merger consideration of $139,414,258 based on the 10,757,273 shares of Green common stock issuable in the merger and the closing price of Green common stock on May 26, 2015 (the last trading day before public announcement of the merger) of $12.96 per share.

        The full text of Jefferies' opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies. This opinion is attached as Annex E and is incorporated herein by reference. Jefferies' opinion was provided for the use and benefit of the Green board (in its capacity as such) in its evaluation of the aggregate merger consideration from a financial point of view to Green and did not address any other aspect of the merger or any other matter. The opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement or related documents as compared to any alternative transaction or opportunity that might be available to Green, nor did it address the underlying business decision by Green to engage in the merger. Jefferies' opinion does not constitute a recommendation as to how any shareholder should vote or act in connection with the merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies' opinion.

        In arriving at its opinion, Jefferies, among other things:

  •
  reviewed an execution version, provided to Jefferies on May 26, 2015, of the merger agreement;

  •
  reviewed certain publicly available financial and other information about Green;

  •
  reviewed certain financial and other information furnished to Jefferies by the managements of Patriot and Green relating to the businesses, operations and prospects of Patriot and Green, including financial forecasts and estimates relating to Patriot and Green prepared by the management of Green;

  •
  reviewed certain estimates of, and related information prepared by, the management of Green as to the cost savings and certain restructuring charges and other adjustments potentially resulting from the merger, referred to as cost savings and merger adjustments;

  •
  held discussions with members of the senior management of Green concerning the matters described in the second through the fourth bullets immediately above;

  •
  reviewed the stock trading price history of Green and reviewed implied multiples for Patriot and Green and compared them with those of certain publicly traded companies or businesses that Jefferies deemed generally relevant in evaluating Patriot and Green;

  •
  compared the financial terms of the merger with financial terms of certain other transactions that Jefferies deemed generally relevant in evaluating the merger;

  •
  considered certain potential pro forma financial effects of the merger on Green, after taking into account the cost savings and merger adjustments, utilizing financial forecasts and estimates relating to Patriot and Green prepared by the management of Green; and

  •
  conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

        In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Green or Patriot, that was publicly available to Jefferies (including, without limitation, the information described above) or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of Green that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. Jefferies was not provided with access directly to the management of Patriot in connection with the merger. Accordingly, Jefferies relied on the management and other representatives of Green with respect to matters relating to Patriot and Jefferies assumed, at the Green board's direction, that had it been provided with such access, Jefferies would not have learned of any information that would impact or change Jefferies' analyses or opinion in any meaningful respect. In its review, Jefferies did not obtain or perform any independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any properties or facilities, of Patriot, Green or any other entity, and Jefferies was not furnished with, and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies is not an expert in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and Jefferies was not requested to, and it did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. Jefferies expressed no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and Jefferies assumed that each of Green and Patriot has, and the pro forma combined company will have, appropriate reserves to cover any such losses.

        With respect to the financial forecasts and estimates provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Jefferies was informed, however, and Jefferies assumed, that the financial forecasts and estimates relating to Patriot and Green (including the cost savings and merger adjustments) that Jefferies was directed to utilize in its analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Green as to the future financial performance of Patriot and Green, such cost savings and merger adjustments and the other matters covered thereby. Jefferies expressed no opinion as to any such financial forecasts or estimates or the assumptions on which they were based and Jefferies assumed that the financial results reflected in the financial forecasts and estimates utilized in its analyses, including with respect to the cost savings and merger adjustments, would be realized in the amounts and at the times projected. Jefferies relied, at the Green board's direction, upon the assessments of the management of Green as to, among other things, (i) the potential impact on Patriot and Green of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the banking industry, including the views of such management regarding prevailing and future interest rates, (ii) the derivative contracts or transactions and risk management arrangements of, and investment or other securities and commodities held by, Patriot and Green and (iii) the ability of Green to integrate the businesses of Patriot with those of Green. At the Green board's direction, Jefferies assumed that there would be no developments with respect to any such matters that would have an adverse effect on Patriot, Green or the merger (or the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies' analyses or opinion. At the Green board's direction, Jefferies further assumed that there would not be any adjustments to the aggregate merger consideration that would be meaningful in any respect to Jefferies' analyses or opinion.

        Jefferies' opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of Jefferies' opinion. Jefferies noted for the Green board that the credit, financial and stock markets have experienced, and the industry in which Patriot and Green operate continue to experience, volatility and Jefferies expressed no opinion or view as to any potential aspects of such volatility on Patriot, Green or the merger (or the contemplated benefits thereof). Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies becomes aware after the date of its opinion.

        Jefferies made no independent investigation of any legal, regulatory, accounting or tax matters affecting Patriot, Green or the merger and Jefferies assumed the correctness in all respects meaningful to its analyses and opinion of all legal, regulatory, accounting and tax advice given to Green or the Green board, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement and related documents. Jefferies assumed that the integrated mergers would be treated as an integrated transaction and would qualify as a reorganization for U.S. federal income tax purposes under applicable provisions of the Code, as contemplated by the merger agreement. In preparing its opinion, Jefferies did not take into account any tax or other consequences of the merger to Green or its shareholders of the terms of, and transactions contemplated by, the merger agreement and related documents. Jefferies assumed that the merger would be consummated in accordance with its terms (including, without limitation, with respect to the redemption or conversion of all outstanding preferred securities of Patriot) and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other third party approvals, consents and releases for the merger, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Patriot, Green or the merger (including the contemplated benefits thereof). Jefferies also assumed, at the direction of the Green board, that the final merger agreement, when signed by the parties thereto, would not differ from the execution version reviewed by Jefferies in any respect meaningful to Jefferies' analyses or opinion.

        In connection with its engagement, Jefferies was not requested to, and it did not, participate in the negotiation or structuring of the merger. Jefferies' opinion did not address the relative merits of the merger or any other transactions contemplated by the merger agreement and related documents as compared to any alternative transaction or opportunity that might be available to Green or its affiliates nor did it address the underlying business decision of Green or its affiliates to engage in the merger or the terms of the merger agreement or related documents, including, without limitation, the form or structure of the merger, any adjustments to or allocation of the aggregate merger consideration, any redemption, conversion or assumption of preferred or other securities, or any terms, aspects or implications of the Intermediate HoldCo merger, the bank merger, any employment, support or voting agreement or any other agreements or arrangements contemplated by or resulting from the merger. In addition, Jefferies' was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Green or any other party to the merger. Jefferies expressed no view or opinion as to the actual value of Green common stock when issued in the merger or the prices at which Green common stock would trade or Patriot common stock would be transferable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees of any party to the merger, or any class of such persons, in connection with the merger relative to the aggregate merger consideration or otherwise. The issuance of Jefferies' opinion was authorized by the fairness committee of Jefferies.

        In connection with rendering its opinion to the Green board, Jefferies performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Patriot, Green or the merger. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.

        Jefferies believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies' analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of Patriot or Green in or underlying Jefferies' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Patriot and Green. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies' view of the actual value of Patriot, Green or their respective securities.

        The merger consideration to be paid by Green pursuant to the merger agreement was determined through negotiation between Green and Patriot, and the decision by Green to enter into the merger agreement was solely that of the Green board. Jefferies' opinion and financial analyses were only one of many factors considered by the Green board in its evaluation of the merger and should not be viewed as determinative of the views of the Green board or management with respect to the merger or the consideration payable in the merger.

        The following is a brief summary of the material financial analyses performed by Jefferies and provided to the Green board in connection with its opinion dated May 27, 2015. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies' financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies' financial analyses.

  Patriot Financial Analyses

        Selected Public Companies Analysis.    Jefferies reviewed publicly available financial, stock market and operating information of Patriot and the following six selected companies that Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies in the banking industry with less than $10 billion in total assets and headquartered with a majority of deposits in Texas, collectively referred to as "Patriot selected public companies:"

  •
  LegacyTexas Financial Group, Inc.

  •
  First Financial Bankshares, Inc.

  •
  Southside Bancshares, Inc.

  •
  Independent Bank Group, Inc.

  •
  Green Bancorp, Inc.

  •
  Veritex Holdings, Inc.

        Jefferies reviewed, among other things, stock prices as multiples of latest 12 months (as of March 31, 2015) core earnings per share, referred to as "core EPS," calendar year 2016 estimated EPS and tangible book value per share (as of the latest fiscal quarter). Financial data of the Patriot selected public companies were based on publicly available Wall Street research analysts' consensus estimates and other publicly available information.

        The overall low to high latest 12 months core EPS, calendar year 2016 estimated EPS and latest fiscal quarter tangible book value per share multiples observed for the Patriot selected public companies were 15.6x to 21.9x (with a median of 18.0x), 12.6x to 17.4x (with a median of 13.3x) and 1.31x to 3.10x (with a median of 2.04x), respectively. Jefferies then applied selected ranges of latest 12 months core EPS, calendar year 2016 estimated EPS and latest fiscal quarter tangible book value per share multiples derived from the Patriot selected public companies of 15.5x to 21.0x, 12.5x to 15.0x and 1.30x to 2.10x, respectively, to the latest 12 months core earnings, calendar year 2016 estimated earnings and latest fiscal quarter tangible book value of Patriot based on Green management forecasts and estimates for Patriot and publicly available information. This analysis indicated the following approximate implied equity value reference ranges for Patriot, as compared to the implied aggregate merger consideration:

Implied Equity Value Reference Ranges Based on:
Latest 12 Months Core Earnings	Calendar Year 2016 Estimated Earnings	Latest Fiscal Quarter Tangible Book Value	Implied Aggregate Merger Consideration
$78 - $106 million	$90 - $108 million	$116 - $187 million	$139,414,258

        Selected Precedent Transactions Analysis.    Using publicly available information, Jefferies reviewed financial data relating to the following 10 selected transactions publicly announced from January 1, 2014 to May 26, 2015 (the last trading day before public announcement of the merger) that Jefferies in its professional judgment considered generally relevant for comparative purposes as transactions with purchase prices in excess of $20 million involving target companies with operations in the banking industry and headquartered in Texas, collectively referred to as the "selected transactions:"

Announcement Date	Acquiror	Target
April 1, 2015	First Financial Bankshares, Inc.	FBC Bancshares, Inc.
March 9, 2015	Veritex Holdings, Inc.	IBT Bancorp, Inc.
December 24, 2014	Olney Bancshares of Texas Inc.	Vintage Shares, Inc.
June 25, 2014	Olney Bancshares of Texas, Inc.	HBank Texas
June 2, 2014	Independent Bank Group, Inc.	Houston City Bancshares, Inc.
May 5, 2014	Green Bancorp, Inc.	SP Bancorp, Inc.
April 29, 2014	Southside Bancshares, Inc.	OmniAmerican Bancorp, Inc.
March 17, 2014	CBFH, Inc.	MC Bancshares, Inc.
February 11, 2014	IBERIABANK Corporation	First Private Holdings, Inc.
January 22, 2014	BancorpSouth, Inc.	Central Community Corporation

        Jefferies reviewed, among other things, transaction values of the selected transactions, calculated as the purchase prices paid for the target companies involved in such transactions, as a multiple of such target companies' latest 12 months core earnings and latest fiscal quarter tangible book value (in such case, prior to announcement of the relevant transaction). Financial data of the selected transactions were based on public filings, press releases and other publicly available information.

        The overall low to high latest 12 months core earnings and latest fiscal quarter tangible book value multiples observed for the selected transactions for which information was publicly available were 11.5x to 53.5x (with a median of 27.2x) and 1.45x to 4.05x (with a median of 1.93x), respectively. Jefferies then applied a selected range of latest 12 months core earnings and latest fiscal quarter tangible book value multiples derived from the selected transactions of 25.0x to 30.0x and 1.60x to 2.00x, respectively, to Patriot's latest 12 months core earnings and latest fiscal quarter tangible book value (in each case, as of March 31, 2015) based on Green management forecasts and estimates for Patriot and publicly available information. This analysis indicated the following approximate implied equity value reference ranges for Patriot, as compared to the implied aggregate merger consideration:

Implied Equity Value Reference Ranges Based on:
Latest 12 Months Core Earnings	Latest Fiscal Quarter Tangible Book Value	Implied Aggregate Merger Consideration
$127 - $152 million	$142 - $178 million	$139,414,258

        Discounted Cash Flow Analysis.    Jefferies performed a discounted cash flow analysis of Patriot by calculating the estimated present value of the standalone cash flows that Patriot was forecasted to generate during calendar years ending December 31, 2016 through December 31, 2020 based on Green management forecasts and estimates for Patriot, both before and after taking into account potential cost savings and merger adjustments expected by Green management to result from the merger. Terminal values of Patriot were calculated by applying to Patriot's calendar year 2020 estimated earnings a selected range of latest 12 months earnings multiples of 17.0x to 19.0x. The present values (as of May 26, 2015) of the cash flows and terminal values were then calculated using a selected discount rate range of 16.0% to 18.0%. This analysis indicated the following approximate implied equity value reference ranges for Patriot, both before and after giving effect to potential cost savings and merger adjustments expected by Green management to result from the merger, as compared to the implied aggregate merger consideration:

Implied Equity Value Reference Ranges
Without Potential Cost Savings and Merger Adjustments	With Potential Cost Savings and Merger Adjustments	Implied Aggregate Merger Consideration
$135 - $166 million	$221 - $271 million	$139,414,258

  Green Financial Analyses

        Selected Public Companies Analysis.    Jefferies reviewed publicly available financial, stock market and operating information of Green and the following five selected companies that Jefferies in its professional judgment considered generally relevant for comparative purposes as publicly traded companies in the banking industry with less than $10 billion in total assets and headquartered with a majority of deposits in Texas, collectively referred to as the "Green selected public companies:"

  •
  LegacyTexas Financial Group, Inc.

  •
  First Financial Bankshares, Inc.

  •
  Southside Bancshares, Inc.

  •
  Independent Bank Group, Inc.

  •
  Veritex Holdings, Inc.

        Jefferies reviewed stock prices as multiples of latest 12 months core EPS (as of March 31, 2015), calendar year 2016 estimated EPS and tangible book value per share (as of the latest fiscal quarter ended). Financial data of the Green selected public companies were based on publicly available Wall Street research analysts' consensus estimates and other publicly available information.

        The overall low to high latest 12 months core EPS, calendar year 2016 estimated EPS and latest fiscal quarter tangible book value per share multiples observed for the Green selected public companies were 16.3x to 21.9x (with a median of 18.5x), 12.6x to 17.4x (with a median of 13.7x) and 1.52x to 3.10x (with a median of 2.07x), respectively. Jefferies then applied selected ranges of latest 12 months core EPS, calendar year 2016 estimated EPS and latest fiscal quarter tangible book value per share multiples derived from the Green selected public companies of 16.0x to 21.0x, 12.5x to 15.0x and 1.50x to 2.10x, respectively, to corresponding data of Green based on publicly available Wall Street research analysts' consensus estimates for Green and other publicly available information. This analysis indicated the following approximate implied equity value per share reference ranges for Green, as compared to the per share closing price of Green common stock on May 26, 2015:

Implied Equity Value Per Share Reference Ranges Based on:
Latest 12 Months Core EPS	Calendar Year 2016 Estimated EPS	Latest Fiscal Quarter Tangible Book Value Per Share	Green Per Share Closing Price on May 26, 2015
$13.33 - $17.49	$12.63 - $15.15	$14.88 - $20.83	$12.96

        Discounted Cash Flow Analysis.    Jefferies performed a discounted cash flow analysis of Green by calculating the estimated present value of the standalone cash flows that Green was forecasted to generate during calendar years ending December 31, 2016 through December 31, 2020 based on internal forecasts and estimates of Green management. Terminal values of Green were calculated by applying to Green's calendar year 2020 estimated earnings a selected range of latest 12 months earnings multiples of 17.0x to 19.0x. The present values (as of May 26, 2015) of the cash flows and terminal values were then calculated using a selected discount rate range of 11.0% to 13.0%. This analysis indicated the following approximate implied equity value per share reference range for Green, as compared to the per share closing price of Green common stock on May 26, 2015:

Implied Equity Value Per Share Reference Range	Green Per Share Closing Price on May 26, 2015
$20.23 - $24.00	$12.96

  Additional Information

        Jefferies observed certain additional information that was not considered part of Jefferies' financial analysis with respect to its opinion but was noted for informational purposes, including:

  •
  one-year forward stock price targets for Green common stock as reflected in publicly available Wall Street research analysts' reports, which indicated an overall stock price target range for Green common stock of $13.00 to $16.00 per share (with a median of $14.00), as compared to the closing price of Green common stock on May 26, 2015 of $12.96 per share;

  •
  the potential pro forma financial effect of the proposed merger on Green's estimated tangible book value per share at closing and calendar year 2016 estimated EPS (pro forma as if the merger occurred in the fourth quarter of 2015) utilizing Green management forecasts and estimates for Green and Patriot, which indicated, based on the aggregate merger consideration and after giving effect to the potential cost savings and merger adjustments expected by Green management to result from the merger, that the proposed merger could be dilutive to Green's estimated tangible book value per share at closing by approximately (14.1)% and accretive to Green's calendar year 2016 estimated EPS by approximately 24.0%. The actual results achieved by Green may vary from projected results and the variations may be material; and

  •
  relative contributions of Patriot and Green to the pro forma combined company's assets, tangible common equity, and latest 12 months core earnings and calendar year 2016 estimated earnings (both before and after giving effect to certain merger adjustments), which indicated overall approximate contributions to such metrics for Patriot of 37.8% (in the case of the assets), 25.5% (in the case of tangible common equity), 20.4% (in the case of latest 12 months core earnings), 22.1% (in the case of calendar year 2016 estimated earnings without merger adjustments) and 42.1% (in the case of calendar year 2016 estimated earnings with merger adjustments), as compared to the 29% pro forma equity ownership of Patriot shareholders in the combined company upon consummation of the merger implied by the aggregate merger consideration.

  Miscellaneous

        Green has agreed to pay Jefferies for its financial advisory services with respect to its opinion to the Green board in connection with the merger an opinion fee of $400,000, which fee was payable upon the delivery of Jefferies' opinion. In addition, Green has agreed to reimburse Jefferies for its reasonable expenses, including fees and expenses of counsel, and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.

        Jefferies and its affiliates maintain a market in the securities of Green and, in the ordinary course of business, may trade or hold securities of Green and/or its affiliates for Jefferies' and its affiliates' own account and the accounts of customers and, accordingly, may at any time hold long or short positions in those securities. Jefferies and its affiliates in the past have provided financial advisory and financing services unrelated to the merger to Green and certain of its affiliates, including, during the two-year period prior to the date of its opinion, having acted as a joint bookrunning manager for the initial public offering of Green common stock in August 2014, for which services during such two-year period Jefferies and its affiliates received an aggregate fee of approximately $1.6 million. Jefferies and its affiliates may in the future seek to provide financial advisory and financing services to Green, Patriot and their respective affiliates, for which services Jefferies and its affiliates would expect to receive compensation.

        Jefferies was selected to act as Green's financial advisor with respect to the delivery of an opinion to the Green board in connection with the merger because Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and its familiarity with Green and its business. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with merger and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Certain Unaudited Prospective Financial Information of Green

        Green does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Green has prepared the prospective financial information set forth in this joint proxy statement/prospectus to present certain unaudited prospective financial information regarding Green's future operations for the years 2015 and 2016 (which we refer to in this joint proxy statement/prospectus as the "Green projections"). The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Green's management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Green. However, this information is not fact and should not be relied upon as being necessarily indicative of actual future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.

        Neither Green's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

        The Green projections, which were prepared by management of Green, were prepared solely for internal use and are subjective in many respects. The Green projections reflect numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Green, all of which are difficult to predict and many of which are beyond the control of Green. The Green projections reflect assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Green can give no assurance that the Green projections and the underlying estimates and assumptions will be realized. In addition, because the Green projections cover multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Green projections not to be realized include, but are not limited to, risks and uncertainties relating to the business of Green, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or policies. Other factors that could cause actual results to differ are further described in the sections of this joint proxy statement/prospectus entitled "Where You Can Find More Information," "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 287, page 34 and page 61, respectively. Shareholders are urged to review Green's most recent SEC filings for a description of risk factors with respect to its business.

        Furthermore, the Green projections do not take into account any circumstances or events occurring after the date they were prepared. Green can give no assurance that, had the Green projections been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Green does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Green projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The Green projections do not take into account the possible financial and other effects on either Green or Patriot, as applicable, of the merger and do not attempt to predict or suggest future results of the combined company. The Green projections do not give effect to the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect on either Patriot or Green, as applicable, of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the Green projections do not take into account the effect on either Patriot or Green, as applicable, of any possible failure of the merger to occur. None of Patriot, Green or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Patriot or Green, or any other person, regarding Green's actual performance compared to the information contained in the Green projections or that projected results will be achieved. The inclusion of the Green projections should not be deemed an admission or representation by Patriot or Green that it is viewed as material information of Green, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Green projections included below is not being included to influence your decision whether to vote for the Patriot merger proposal or the Green share issuance proposal, as applicable, nor should the Green projections be construed as financial guidance, and they should not be relied on as such.

The Green projections are provided solely because they were made available to other parties in connection with the merger.

        In light of the foregoing, and considering that the Green and Patriot special meetings will be held several months after the Green projections were prepared, as well as the uncertainties inherent in any forecasted information, shareholders of Green and Patriot are cautioned not to place unwarranted reliance on such information in connection with their consideration of the merger and the Green share issuance, as applicable.

        The following table presents selected unaudited prospective financial data of Green for the years ending December 31, 2015 and December 31, 2016.

	As of and for the years ended December 31,
	2015	2016
	(Dollars in thousands)
Total assets	$2,389,758	$2,603,454
Net income	21,381	25,419

Certain Unaudited Prospective Financial Information of Patriot

        Patriot does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, revenues, earnings or other financial results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Patriot is including in this joint proxy statement/prospectus certain unaudited prospective financial information regarding Patriot's future operations for the years 2015 through 2016 (which we refer to in this joint proxy statement/prospectus as the "Patriot projections"). The Patriot projections were made available to Patriot's board and financial advisor and to Green in connection with the merger. The inclusion of the Patriot projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Patriot, Green or any of their respective advisors or other representatives considered, or now considers, the information to be necessarily predictive of actual future results.

        The Patriot projections, which were prepared by management of Patriot, were prepared solely for internal use and are subjective in many respects. The Patriot projections reflect numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to the business of Patriot, all of which are difficult to predict and many of which are beyond the control of Patriot. The Patriot projections reflect assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Patriot can give no assurance that the Patriot projections and the underlying estimates and assumptions will be realized. In addition, because the Patriot projections cover multiple years, the information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Patriot projections not to be realized include, but are not limited to, risks and uncertainties relating to the business of Patriot, industry performance, general business and economic conditions, customer requirements, competition and adverse changes in applicable laws, regulations or policies. Other factors that could cause actual results to differ are further described in the sections of this joint proxy statement/prospectus entitled "Where You Can Find More Information," "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 287, page 34 and page 61, respectively.

        The Patriot projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the Patriot projections require significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the historical GAAP financial statements of Patriot. Neither Patriot's independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Patriot projections shown below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

        Furthermore, the Patriot projections do not take into account any circumstances or events occurring after the date they were prepared. Patriot can give no assurance that, had the Patriot projections been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Patriot does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the Patriot projections to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The Patriot projections do not take into account the possible financial and other effects on either Green or Patriot, as applicable, of the merger and do not attempt to predict or suggest future results of the combined company. The Patriot projections do not give effect to the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by the combined company as a result of the merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect on either Patriot or Green, as applicable, of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the Patriot projections do not take into account the effect on either Patriot or Green, as applicable, of any possible failure of the merger to occur. None of Patriot, Green or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any shareholder of Patriot or Green, or any other person, regarding Patriot's actual performance compared to the information contained in the Patriot projections or that projected results will be achieved. The inclusion of the Patriot projections should not be deemed an admission or representation by Patriot or Green that it is viewed as material information of Patriot, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Patriot projections included below is not being included to influence your decision whether to vote for the Patriot merger proposal or the Green share issuance proposal, as applicable, nor should the Patriot projections be construed as financial guidance, and they should not be relied on as such. The Patriot projections are provided solely because they were made available to other parties in connection with the merger.

        In light of the foregoing, and considering that the Green and Patriot special meetings will be held several months after the Patriot projections were prepared, as well as the uncertainties inherent in any forecasted information, shareholders of Patriot and Green are cautioned not to place unwarranted reliance on such information in connection with their consideration of the merger and the Green share issuance, as applicable.

        The following table presents selected unaudited prospective financial data of Patriot for the years ending December 31, 2015 and 2016. All amounts are in thousands, except per share data.

	As of and for the Years Ending December 31,
	2015	2016
	(in thousands)
Net income	$11,514	$14,108
Preferred stock dividends	$2,897	$2,897
Net income available for common shareholders	$8,617	$11,211
Total assets	$1,419,415	$1,558,686

Interests of Patriot's Directors and Executive Officers in the Merger

        In considering the recommendation of the Patriot board that the Patriot shareholders vote in favor of the Patriot merger proposal, the Patriot shareholders should be aware that the Patriot directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of the Patriot shareholders generally. The Patriot board was aware of and considered these interests, among other matters, in approving the merger agreement and the merger, and in recommending that the merger agreement be approved by the Patriot shareholders. The discussion below describes such interests in greater detail.

        Restricted Stock.    Patriot has awarded grants of restricted stock to certain directors and executive officers pursuant to Patriot's Restricted Stock Award Plan (which we refer to in this joint proxy statement/prospectus as the "Restricted Stock Award Plan"). The Patriot stock plan provides that in the event of a change in control (as defined in the Restricted Stock Award Plan), if provision is not made for the continuance and/or assumption of, or the substitution of equivalent awards for, unvested restricted stock granted under the Restricted Stock Award Plan, then such unvested restricted stock shall become fully vested upon the change in control. The merger constitutes a change in control under the Restricted Stock Award Plan, and accordingly the vesting of all unvested Patriot restricted stock awards will accelerate as a result of the merger. As of [    •    ], 2015, the aggregate number of shares of unvested restricted stock beneficially owned by directors and executive officers, the vesting of which will accelerate as a result of the merger, was 503,849.

        Stock Options.    Each Patriot stock option will vest in full and be converted into the right to receive a cash amount equal to the product of (i) the number of shares of Patriot common stock subject to such Patriot stock option multiplied by (ii) the excess, if any, of the per Patriot share cash consideration over the exercise price per share of Patriot common stock, less applicable tax withholdings. Any stock option granted by Patriot with an exercise price per share of Patriot common stock greater than or equal to the per Patriot share cash consideration will be cancelled for no consideration. As of June 29, 2015, the most recent practicable date before the initial filing of this joint proxy statement/prospectus, we estimate that the cash payment in respect of Patriot stock options would be approximately $504,000. The following table lists the directors and executive officers who hold

Patriot stock options, the number of Patriot stock options each director or executive officer holds, and the exercise price:

Name	Patriot Stock Options	Exercise Price
William Ellis	197,565	$0.85
	142,500	$1.16
	275,000	$1.20
John Mecom III	150,000	$1.05
	285,000	$1.20
Peter Currie	150,000	$1.05
	285,000	$1.20
Jay Patel	150,000	$1.05
	275,000	$1.20
Richard W. Fallin	150,000	$1.05
	275,000	$1.20
William L. Payne	150,000	$1.05
	275,000	$1.20
Christian Zimmerman	10,000	$1.10
	90,000	$1.20
	5,000	$1.52
Timothy D. Phillips	400,000	$1.20
	20,000	$1.46
	120,000	$1.65
Dan Platt	25,600	$0.85
	87,500	$1.16
	250,000	$1.20
	20,000	$1.46
	50,000	$1.52
Terrance J. Tangen	250,000	$1.10
	75,000	$1.20

        Supplemental Executive Retirement Plan.    In 2014, Patriot instituted the SERP for directors and certain key executive officers, in order to further the objective of recruiting and retaining executive talent and qualified directors by providing an additional retirement incentive (in addition to the Patriot 401(k) Plan available to all employees) in exchange for continued service to Patriot until retirement age. The SERP contains a benefits vesting schedule based on a combination of age and years of service. A participant's vested retirement benefit is payable annually for a period of 10 years commencing on the first day of the month following the later of the participant's attainment of retirement age or separation from service. The SERP is funded through Patriot-owned insurance policies on the lives of SERP participants. The SERP provides that if a change of control (as defined in the SERP) occurs, any unvested rights of a participant to receive certain retirement benefits under the SERP shall become fully vested. The consummation of the merger will constitute a change in control of Patriot under the SERP. In addition, each participant will receive his or her benefits under the SERP in one lump sum payment discounted to present value utilizing a discount rate of 4%, rather than receive payments of such benefits over time. The present values of the accelerated benefits under the SERP as of the effective time are estimated to be $17,500 for director William Payne, $17,500 for director Richard W. Fallin, $152,079 for Mr. Rinehart, and $375,575 for Mr. Phillips. The total SERP distributions for these individuals are estimated to be $303,639 for Mr. Payne, $303,639 for Mr. Fallin, $1,054,303 for Mr. Rinehart, and $1,115,874 for Mr. Phillips. The remaining members of the Patriot board, Mr. Ellis, and Mr. Platt are fully vested in their benefits under the SERP, and as a result, their benefits will not be increased or enhanced in connection with the merger. The total SERP distributions for each of these individuals are estimated to be $303,639 for director Peter Currie, $303,639 for director Jay Patel, $303,639 for director John Mecom III, $2,994,221 for Mr. Ellis, and $1,163,951 for Mr. Platt. The SERP will be terminated as of the closing of the merger, and all amounts owed to participants in connection with such termination will be paid on the closing date of the merger. Because the amounts of payments to be made to each participant were fixed by the SERP, the amounts to be paid to each participant (including those whose benefits will be accelerated) are not expected to change between the date of the merger agreement and the closing date. All amounts owed to participants in connection with the SERP will be subtracted from tangible book value in order to determine the final adjusted tangible book value of Patriot. These amounts were taken into consideration by the parties in agreeing upon the merger consideration and the applicable thresholds for Patriot's tangible book value.

        Employment Agreements with Messrs. Ellis and Phillips.    Green and Green Bank have entered into an employment agreement with Mr. Ellis (which we refer to in this joint proxy statement/prospectus as the "Ellis employment agreement") that will become effective at the effective time, pursuant to which Mr. Ellis will serve as Vice Chairman of Green and Green Bank for an initial term of two years from the effective time. Under the new employment agreement, Mr. Ellis will receive an annual salary of $300,000, with adjustments to be considered periodically by the Compensation Committee of the Green board. Green Bank has also entered into an employment agreement with Mr. Phillips (which, together with the Ellis employment agreement, we refer to in this joint proxy statement/prospectus as the "new employment agreements") that will become effective at the effective time, pursuant to which Mr. Phillips will serve as Executive Vice President, Commercial Banking Manager of Green Bank for an initial term of two years from the effective time. Under the new employment agreement, Mr. Phillips will receive an annual salary of $330,750, with adjustments to be considered periodically by the Compensation Committee of the Green board.

        The new employment agreement with Mr. Ellis provides that the executive will participate in the 2016 Executive Incentive Program, with bonus determinations to be at the discretion of the Compensation Committee of the Green board. The expected target awards to Messrs. Ellis and Phillips are 25% of base salary, respectively, provided in each case, that performance targets are achieved. The new employment agreements also provide for reimbursement of reasonable business expenses and reimbursement of the executive's monthly cellular telephone bill of up to $100 per month. The employment agreements allow the executive to participate, on the same basis generally as other Green employees, in all general employee benefit plans and programs, including improvements or modifications of the same, which on the effective date or thereafter are made available by Green to all or substantially all of Green's employees.

        In each case the term of the executive's employment under the employment agreement will be automatically extended for an additional one-year period on each anniversary of the closing date on or following the expiration of the initial term, unless either the executive or Green has given written notice to the other no fewer than 60 days prior to the expiration of the then-current term that such term shall not be extended. The new employment agreements also contain provisions which entitle the executive to certain benefits in the event his employment is terminated by Green without cause or by the executive for good reason (as those terms are defined in the respective employment agreements). In the event of such a termination, the executive will be entitled to receive his then-current base salary, payable in monthly installments, through the remainder of the term of the agreement. In the event the executive's termination of employment by Green for cause or by the executive without good reason, the executive will be entitled to his base salary only through the date of termination. Upon termination of the employment relationship as a result of the executive's disability or death, the executive, or in the case of death the executive's heirs, administrators, or legatees, shall be entitled to the executive's salary through the end of the initial term if the executive's disability or death occurs during the initial term, or through the date of the executive's disability or death if such disability or death occurs after the initial term

        The new employment agreements also contain noncompetition obligations for the executive. In the case of Mr. Ellis, the noncompetition obligations are in effect during the term and for the longer of 60 months following the closing date or 48 months following the termination of Mr. Ellis's employment. The noncompetition obligations for Mr. Phillips are in effect during the term and for the longer of 36 months following the closing date or 12 months following the termination of Mr. Phillips's employment.

        In their respective employment agreements Messrs. Ellis and Phillips have each agreed that, during the noncompetition period, each executive will not either directly, indirectly or through an affiliate, serve as an employee, owner, principal, consultant, senior manager or in any other position comparable to that held by the executive at any time during the executive's employment with Green, for a bank or other financial institution (or any branch or affiliate thereof) which offers banking, lending, deposit taking, and/or trust and investment services, which is either (i) in Harris County, Texas, or (ii) located within 50 miles of the principal office or any branch office of Green or any of its subsidiaries or affiliates. The employment agreements also prohibit Messrs. Ellis and Philips during the noncompetition period from directly, indirectly or through a subsidiary or an affiliate, soliciting (i) any customer of Green or its subsidiaries and affiliates that has utilized the services or products of Green or any of its subsidiaries and affiliates during the 24-month period prior to the termination of the executive's employment for the purpose of causing such customer to cease doing business with Green, or (ii) anyone with whom the executive had contact during the 24-month period prior to the termination of the executive's employment for purposes of selling products or services to such person that are in competition with the products or services offered or sold by Green or any of its subsidiaries and affiliates.

        The noncompetition obligations include the agreement of Messrs. Ellis and Phillips not to employ or otherwise engage, either directly, indirectly or through an affiliate, any employee or independent contractor of Green or any of its subsidiaries and affiliates or any individual who was an employee or independent contractor of Green or any of its subsidiaries and affiliates at any time during the 12-month period prior to the termination of the executive's employment with whom the executive had contact during the term. Further, the obligations include the executive's agreement not to contact in any manner any such employee or independent contractor for the purpose of encouraging such employee or independent contractor to leave or terminate his or her employment or engagement with Green or any of its subsidiaries and affiliates. Finally, the noncompetition obligations prohibit Messrs. Ellis and Phillips from, either directly, indirectly or through an affiliate, interfering or attempting to interfere with the relationship of Green or any of its subsidiaries and affiliates with any person who at the relevant time is a current or prospective employee, contractor, supplier, or customer of Green or any of its subsidiaries and affiliates or cause such person or entity to cease or diminish their relationship with Green or any of its subsidiaries of affiliates.

        Change in Control Payments Under Agreements with Patriot.    Patriot has a letter agreement with David W. Rinehart that requires Patriot to make a payment to Mr. Rinehart in the event of a change in control (as defined in the letter agreement) equivalent to six month's pay, to be determined according to the average number of hours worked per month during the three-month period immediately prior to the change in control. The merger will be a change in control under the letter agreement. Accordingly, Patriot will pay Mr. Rinehart this change in control payment, which Patriot estimates will be approximately $119,000, on the closing date. In addition, pursuant to a letter agreement made with Terrance J. Tangen, Sr. Executive Vice President and Chief Credit Officer, at the time of his hiring, Patriot is obligated to make a payment to Mr. Tangen of one year's salary, approximately $275,600, in the event of a change in control. The merger is a change in control under the letter agreement, and Patriot will pay this amount to Mr. Tangen on the closing date. Further, Mr. Ellis's current employment agreement with Patriot provides that in the event of a change in control (as defined in the agreement) Patriot will pay Mr. Ellis a change in control benefit in the amount of one month's base salary (as defined in the agreement) for every three months of Mr. Ellis's employment with Patriot and three times the amount of any cash bonus compensation received by Mr. Ellis during the previous calendar year. The merger will be a change in control under Mr. Ellis's employment agreement. Accordingly, Patriot will pay Mr. Ellis the change in control benefit, which Patriot has determined to be $4,068,429, on the closing date. Mr. Ellis's employment agreement also provides that, in the event of a change in control, Patriot will pay Mr. Ellis a transaction bonus in the amount of $2,500,000, which will be paid on the closing date.

        Appointment of Directors to Green and Green Bank Boards.    In accordance with the merger agreement, Mr. Ellis will be appointed and elected to the Green board as a Class I director and to the board of Green Bank, where he will also hold the title of Vice Chairman, and one other individual designated by Patriot and reasonably acceptable to Green will be appointed and elected to the Green Bank board, as of the effective time.

        Support Agreements.    As an inducement to and a condition of Green's willingness to enter into the merger agreement, each of the directors of Patriot (as well as certain executive officers of Patriot and certain other Patriot shareholders) entered into a support agreement with Green. Pursuant to the support agreements, each of the directors of Patriot agreed, among other things, to vote (or cause to be voted), all the shares owned beneficially by each of them and which each of them has the sole right to vote, in favor of the approval of the merger agreement at any meeting of the Patriot shareholders prior to the termination date. The support agreements also contain certain restrictions on the ability of the directors to transfer such shares.

        Indemnification.    Pursuant to the merger agreement, Green has agreed that it will, from and after the effective time, indemnify and hold harmless each present and former director, officer or employee of Patriot and its subsidiaries against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of Patriot or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement to the same extent as such persons are indemnified as of the date of the merger agreement by Patriot pursuant to Patriot's Articles of Incorporation (as amended) (which we refer to in this joint proxy statement/prospectus as the "Patriot certificate"), its Amended and Fifth Restated Bylaws (which we refer to in this joint proxy statement/prospectus as the "Patriot bylaws") and other governing or organizational documents of Patriot or any subsidiary of Patriot. Green also has agreed to advance expenses as incurred by such Patriot indemnified party to the same extent as such persons are entitled to advancement of expenses as of the date of the merger agreement by Patriot pursuant to the Patriot certificate, the Patriot bylaws and other governing or organizational documents of Patriot or any subsidiary of Patriot, provided that if required, the Patriot indemnified party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Patriot indemnified party is not entitled to indemnification.

        Directors' and Officers' Insurance.    Pursuant to the merger agreement, Patriot has agreed to, in close consultation with Green and prior to the effective time, purchase a directors' and officers' liability tail insurance policy with respect to the Patriot's existing basic and excess directors' and officers' liability insurance or with respect to coverage and amount that are no less favorable in any material respect to such directors and officers than the Patriot's existing policies as of the date of the merger agreement, in either case, that, for a period of six years following the effective time, will provide directors' and officers' liability insurance that serves to reimburse the present and former officers and directors of Patriot (determined as of the effective time) with respect to claims against such directors and officers arising from facts or events occurring before the effective time (including the transactions contemplated by the merger agreement).

        Waiver of Certain Payments.    In contemplation of the merger agreement, certain amendments were made to the current employment agreement between Patriot and Mr. Ellis. The employment agreement previously provided for certain additional payments to be made to Mr. Ellis in certain circumstances in the event of a change in control. Upon consultation with Green and the Patriot board, Mr. Ellis amended his employment agreement with Patriot prior to the execution of the merger agreement in order to forego his rights to these payments, which Patriot estimates would have been more than $6,400,000 in the aggregate. Mr. Ellis also agreed to an extension of the term of his noncompetition obligations under his employment agreement with Patriot from two years following termination to four years following termination, and to a noncompetition period in his new employment agreement with Green of the longer of 60 months following the closing date or 48 months following the termination of his employment. In consideration for these concessions, Patriot agreed to pay a $5 million cash payment to Mr. Ellis on the closing date. Pursuant to the amendments to his employment agreement, Mr. Ellis has also agreed to the elimination of tax gross-up payments by Patriot to Mr. Ellis provided for in his employment agreement in connection with the payments to be made to Mr. Ellis in connection with the merger. Accordingly, Mr. Ellis is personally assuming any excise tax liability in connection with such payments.

        Share Ownership.    On the Patriot record date, Patriot's directors and executive officers beneficially owned, in the aggregate, 28,589,468 shares of Patriot common stock (including shares of unvested restricted stock, the vesting of which will accelerate as a result of the merger), representing approximately 21.24% of the outstanding shares of Patriot common stock. As a result, like all other Patriot shareholders, these directors and executive officers will be entitled to receive merger consideration upon the consummation of the merger.

Public Trading Markets

        Green common stock is listed for trading on NASDAQ under the symbol "GNBC". Following the merger, shares of Green common stock will continue to be traded on NASDAQ under the symbol "GNBC". Under the merger agreement, Green will cause the shares of Green common stock to be issued in the merger to be approved for listing on NASDAQ, subject to notice of issuance, and the merger agreement provides that neither Green nor Patriot will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance.

Green's Dividend Policy

        Green has not declared or paid any dividends on its common stock. Green currently intends to retain all of its future earnings, if any, for use in its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Green board after taking into account various factors, including Green business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on Green's ability to pay dividends. In addition, the payment of dividends by bank holding companies is generally subject to legal and regulatory limitations. For further information, see "Comparative Market Prices and Dividends" beginning on page 284.

Dissenters' Rights in the Merger

        Patriot shareholders have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of Patriot common stock under Subchapter H of Chapter 10 of the TBOC. In order for such Patriot shareholder to perfect such Patriot shareholder's right to dissent, such Patriot shareholder must carefully follow the procedure set forth in the applicable provisions of the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Annex F to this joint proxy statement/prospectus. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of the TBOC and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion describes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully.

        How to Exercise and Perfect Your Right to Dissent.    To be eligible to exercise your right to dissent to the merger:

  •
  you must, prior to the Patriot special meeting, provide Patriot with a written objection to the merger that states that you intend to exercise your right to dissent if the merger agreement is approved and the merger is completed and that provides an address to which Green may send a notice if the merger is completed;

  •
  you must vote your shares of Patriot common stock against approval of the merger agreement at the annual meeting in person or by proxy; and

  •
  you must, not later than the 20th day after Green sends you notice that the merger was completed, provide Green with (1) a written demand for payment that states the number and class of shares of Patriot common stock you own, your estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent and (2) your certificates representing Patriot common stock.

        If you intend to dissent from the merger, prior to the Patriot special meeting, you must send the notice to Patriot, addressed to:

Patriot Bancshares, Inc.
7500 San Felipe, Suite 125
Houston, Texas 77063
Attention: Chairman of the Board and Secretary

        If you fail to send the written objection to the merger in the proper form and prior to the Patriot special meeting, to vote your shares of Patriot common stock at the Patriot special meeting against the approval of the merger agreement or to submit your demand for payment in the proper form and on a timely basis, you will lose your right to dissent from the merger. You will instead receive shares of Green common stock as described in the merger agreement. If you comply with the first two items above and the merger is completed, Green will send you a written notice advising you that the merger has been completed. Green must deliver this notice to you within ten days after the merger is completed.

        Your Demand for Payment.    If the merger is completed, you have provided your written objection to the merger to Patriot in a timely manner and in proper form and you have voted against the merger agreement at the Patriot special meeting as described above and you desire to receive the fair value of your shares of Patriot common stock in cash, you must, within 20 days of the date on which Green sends to you the notice of the effectiveness of the merger, give Green a written demand for payment of the fair value of your shares of Patriot common stock. The fair value of your shares of Patriot common stock will be the value of the shares on the day immediately preceding the merger, excluding any appreciation or depreciation in anticipation of the merger. After the merger is completed, your written demand and any notice sent to Green must be addressed to:

Green Bancorp, Inc.
4000 Greenbriar
Houston, Texas 77098
Attention: President and Secretary

        Your written demand must include a demand for payment for your shares for which rights of dissent and appraisal are sought and must state the number of shares and class of Patriot common stock you own and your estimate of the fair value of your shares of Patriot common stock and an address to which a notice relating to the dissent and appraisal procedures may be sent. This written demand must be delivered to Green within 20 days of the date on which Green sends to you the notice of the effectiveness of the merger. If your written demand for payment in proper form is not received by Green within that 20 day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of Patriot common stock. Instead, you will be entitled to receive shares of Green common stock and cash as the merger consideration set forth in the merger agreement.

        Delivery of Stock Certificates.    If you have satisfied the requirements for the exercise of your right to dissent described above, including the delivery of the written demand for payment to Green as described above, you must, not later than the 20th day after you make your written demand for payment to Green, submit to Green your certificate or certificates representing the shares of Patriot common stock you own. You may submit those certificates with your demand for payment if you prefer. In accordance with the provisions of the TBOC, Green will note on each such certificate that you have demanded payment of the fair value of the shares of Patriot common stock that were represented by such certificate under the provisions of the TBOC relating to the rights of dissenting owners. After making those notations on those certificates, Green will return each such certificate to you at your request. If you fail to submit all of the certificates representing the shares of Patriot common stock for which you have exercised the right of dissent in a timely fashion, Green will have the right to terminate your rights of dissent and appraisal with respect to all of your shares of Patriot common stock unless a court, for good cause shown, directs Green not to terminate those rights.

        Green's Actions Upon Receipt of Your Demand for Payment.    Within 20 days after Green receives your written demand for payment and your estimate of the fair value of your shares of Patriot common stock submitted as described above, Green must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

        If Green accepts your estimate, Green will notify you that it will pay the amount of your estimated fair value within 90 days after the effective date of the merger. Green will make this payment to you only if you have surrendered the share certificates representing your shares of Patriot common stock, duly endorsed for transfer, to Green. If Green does not accept your estimate, Green will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 120 days after the effective date of the merger, which you may accept within 90 days after the effective date of the merger or decline.

        Payment of the Fair Value of Your Shares of Patriot Common Stock Upon Agreement of an Estimate.    If you and Green have reached an agreement on the fair value of your shares of Patriot common stock within 90 days after the effective date of the merger, Green must pay you the agreed amount within 120 days after the effective date of the merger, provided that you have surrendered the share certificates representing your shares of Patriot common stock, duly endorsed for transfer, to Green.

        Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled.    If you and Green have not reached an agreement as to the fair market value of your shares of Patriot common stock within 90 days after the effective date of the merger, you or Green may, within 60 days after the expiration of the 90 day period, commence proceedings, asking the court to determine the fair value of your shares of Patriot common stock. The court will determine if you have complied with the provisions of the TBOC regarding their right of dissent and if you have become entitled to receive payment for your shares of Patriot common stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares in the manner prescribed by the TBOC. The appraisers will determine the fair value of your shares and will report this value to the court. Once the appraisers' report is filed with the court, you will receive a notice from the court indicating that the report has been filed. You will be responsible for obtaining a copy of the report from the court. If you or Green objects to the report or any part of it, the court will hold a hearing to determine the fair value of your shares of Patriot common stock. Both you and Green may address the court about the report. The court will determine the fair value of your shares and direct Green to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. The court may require you to share in the court costs relating to the matter to the extent the court deems it fair and equitable that you do so.

        Rights as a Shareholder.    If you have made a written demand on Green for payment of the fair value of your shares of Patriot common stock, you will not thereafter be entitled to vote or exercise any other rights as a shareholder of Green, but will only have the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares of Patriot common stock or money damages with respect to the merger.

        Withdrawal of Demand.    If you have made a written demand on Green for payment of the fair value of your Patriot common stock, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters' rights, you will be bound by the merger and you will have the same rights to receive of the merger consideration with respect to your shares of Patriot common stock as you would have had if you had not made a demand for payment as to those shares, as well as to participate to the appropriate extent in any dividends or distributions on the shares of Green common stock that may have been paid to Green shareholders after the effective date of the merger. Such rights will, however, be subject to any change in or adjustment to those shares made because of an action taken after the date your demand for payment.

        Beneficial Owners.    Persons who beneficially own shares of Patriot common stock that are held of record in the name of another person, such as a broker, bank, trustee or other nominee, and who desire to have the right of dissent exercised as to those shares must act promptly to cause the record holder of those shares to take the actions required under Texas law to exercise the dissenter's rights with respect to those shares. Only the persons in whose names shares of Patriot common stock are registered on the share transfer records of Patriot may exercise the right of dissent and appraisal discussed above.

        You should remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of Patriot common stock are to be voted, you will be considered to have voted in favor of the merger agreement and you will not be able to assert dissenters' rights. You should also remember that if you otherwise vote at the Patriot special meeting in favor of the merger agreement, you will not be able to assert dissenters' rights.

Regulatory Approvals Required for the Merger

        Completion of the merger is subject to prior receipt of certain approvals and consents required to be obtained from applicable governmental and regulatory authorities, without certain conditions being imposed by any governmental authority as part of a regulatory approval that would reasonably be expected to have a material adverse effect on the surviving corporation and its subsidiaries, taken as a whole (which we refer to in this joint proxy statement/prospectus as a "materially burdensome regulatory condition"). Subject to the terms and conditions of the merger agreement, Green and Patriot have agreed to use their commercially reasonable efforts and cooperate to promptly prepare and file all necessary documentation and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board, the OCC and the Texas Department of Banking. Green and Patriot have submitted applications and notifications to obtain regulatory approvals from, or provide prior notice to, the Federal Reserve Board, the OCC and the Texas Department of Banking.

  Federal Reserve Board

        The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to the BHC Act. On July 3, 2015, Green submitted an application pursuant to section 3(a)(3) of the BHC Act (12 U.S.C. §§ 1842(a)(3)) and section 225.15 of Regulation Y (12 C.F.R. § 225.15), seeking the prior approval of the Federal Reserve Board for Green to acquire Patriot and thereby also indirectly acquire Patriot Bank. The Federal Reserve Board takes into consideration a number of factors when acting on applications under section 3 of the BHC Act (12 U.S.C. § 1842(c)) and Regulation Y (12 C.F.R. § 225.13). These factors include the financial and managerial resources (including consideration of the competence, experience, and integrity of the officers, directors, and principal shareholders, as well as the pro forma capital ratios) and future prospects of the combined organization. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

  OCC

        The transactions contemplated by the merger agreement, including the bank merger, are also subject to approval by the OCC. On July 3, 2015, Green submitted an application with the OCC pursuant to the Bank Merger Act (12 U.S.C. § 1828(c)) and OCC regulations (12 C.F.R.§ 5.33), for prior approval for Patriot Bank to merge with and into Green Bank. The OCC takes into consideration a number of factors when acting on applications under the Bank Merger Act and its regulations (12 C.F.R. § 5.33(e)). These factors include the financial and managerial resources (including consideration of the competence, experience, and integrity of the officers, directors, and principal shareholders) and future prospects of the combined organization. The OCC also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The OCC may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

        In reviewing the convenience and needs of the communities to be serviced, the Federal Reserve Board and the OCC will consider the records of performance of the relevant insured depository institutions under the CRA. In their most recent respective CRA examinations, both Green Bank and Patriot Bank received an overall "satisfactory" regulatory rating.

        Furthermore, the Bank Merger Act, the BHC Act and applicable regulations require published notice of, and the opportunity for public comment on, these applications. The Federal Reserve Board and the OCC take into account the views of third party commenters, particularly on the subject of the merging parties' service to their respective communities, and any hearing, meeting or comments provided by third parties could prolong the period during which the applications are under review by the Federal Reserve Board and the OCC.

        Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the U.S. Justice Department may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the U.S. Justice Department, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the U.S. Justice Department could analyze the merger's effect on competition differently than the Federal Reserve Board or OCC, and thus it is possible that the U.S. Justice

Department could reach a different conclusion than the Federal Reserve Board or OCC regarding the merger's effects on competition. A determination by the U.S. Justice Department not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

  Texas Department of Banking

        The transactions contemplated by the merger agreement, including the bank merger, also requires prior notice to the Texas Department of Banking in accordance with the requirements of the applicable laws and regulations of the State of Texas. On July 3, 2015, Green submitted a notification with the Texas Department of Banking pursuant to Texas Finance Code §32.501 and Texas Administration Code §15.107 for Patriot Bank to merge with and into Green Bank. The Texas Department of Banking takes into consideration a number of factors when deciding whether notifications comply with the requirements of Texas Finance Code §32.501 and Texas Administration Code §15.107.

  Additional Regulatory Approvals and Notices

        Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

        Green and Patriot believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither Green nor Patriot can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Green following completion of the merger.

        Neither Green nor Patriot is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

 THE MERGER AGREEMENT

        The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

        Each of Green's and Patriot's respective boards of directors has approved the merger agreement. Under the merger agreement, (i) Merger Sub will merge with and into Patriot, with Patriot continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Green and (ii) immediately thereafter, Patriot will merge with and into Green, with Green being the surviving corporation. Immediately following the integrated mergers, Patriot Intermediate Holdings, a wholly-owned subsidiary of Patriot, will merge with and into Green, with Green being the surviving corporation. Immediately following this Intermediate HoldCo merger, Patriot Bank will merge with and into Green Bank, with Green Bank as the surviving entity in the bank merger.

        Prior to the completion of the merger, Patriot and Green may, by mutual agreement, change the method or structure of effecting the combination of Patriot and Green, except that no such change may (1) alter or change the exchange ratio or the number of shares of Green common stock received by Patriot shareholders in exchange for each share of Patriot common stock, (2) adversely affect the tax treatment of Patriot's shareholders or Green's shareholders, (3) adversely affect the tax treatment of Patriot or Green or (4) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.

  Merger Consideration

        At the effective time, the shares of Patriot common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of Patriot common stock owned by Patriot, Green or dissenting shareholders, will be converted into the right to receive up to a maximum aggregate number of shares of Green common stock equal to 10,757,273. The maximum aggregate merger consideration is subject to a downward adjustment of 0.0824 shares of Green common stock for (a) each dollar payable in respect of Patriot stock options, which we estimate, as of [    •    ], 2015, the most recent practicable date before the printing of this joint proxy statement/prospectus, would equal approximately $[    •    ] and (b) each dollar Patriot's adjusted consolidated tangible shareholders' equity (which would be calculated in the manner described below) is less than the applicable threshold, which would be (1) $77,220,676, if the month-end prior to the closing of the merger is September 30, 2015; (2) $78,119,886, if the month-end prior to the closing of the merger is October 31, 2015; (3) $78,953,252, if the month-end prior to the closing of the merger is November 30, 2015; and (4) $79,850,000, if the month-end prior to the closing of the merger is December 31, 2015. If the merger is expected to close in the first ten days of a month, the applicable threshold would be equal to the applicable threshold of the earlier preceding month-end. Patriot's adjusted consolidated tangible shareholders' equity, as of any date of determination, would equal its consolidated shareholders' equity, or book value, (i) reduced by any intangible items such as goodwill and core deposit intangibles, as well as, to the extent not already reflected in Patriot's consolidated shareholders' equity, certain transaction-related expenses and (ii) to the extent not already reflected in Patriot's consolidated shareholders' equity, increased by the increase in Patriot's common shareholders' equity resulting from the Patriot preferred stock conversion. As of [    •    ], 2015, the most recent practicable date before the printing of this joint proxy statement/prospectus, Patriot's consolidated tangible shareholders' equity was $[    •    ].

        Each share of Patriot common stock will be entitled to receive a portion of the aggregate merger consideration equal to the exchange ratio. The exchange ratio is equal to (i) the aggregate merger consideration divided by (ii) the exchangeable shares. There are anticipated to be 132,352,960 "exchangeable shares" which represent the aggregate number of shares of Patriot common stock issued and outstanding immediately prior to the effective time, including 775,000 shares of Patriot common stock underlying Patriot restricted stock awards and 11,887,501 shares of Patriot common stock issued in connection with the conversion of all of Patriot's 1,200,001 shares of Series D Preferred Stock outstanding and Patriot's 10,687,500 shares of Series F Preferred Stock outstanding.

        If the outstanding shares of Green common stock or Patriot common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio.

        The merger agreement does not provide for any limit to the potential magnitude of any downward adjustment to the maximum aggregate merger consideration. However, Patriot has informed Green that, if Patriot's tangible shareholders' equity is less than the applicable threshold by at least $30 million, resulting in a total downward adjustment to the maximum aggregate merger consideration of 2,474,359 shares of Green common stock, then the Patriot board intends to re-solicit proxies from the Patriot shareholders. If there is a 2,474,359 total share reduction to the maximum aggregate merger consideration resulting in an aggregate merger consideration of 8,282,914 shares of Green common stock, then the exchange ratio would be 0.0626 (assuming exchangeable shares of 132,352,960) and the implied value of the aggregate merger consideration would be, (i) $107,346,565.44, based on the $12.96 closing price of Green's common stock on NASDAQ on May 26, 2015, the last trading day before public announcement of the merger; (ii) $126,562,925.92, based on the $15.28 closing price of Green's common stock on NASDAQ on June 29, 2015, the latest practicable trading day before the initial filing of this joint proxy statement/prospectus; and (iii) $[    •    ], based on the $[    •    ] closing price of Green's common stock on NASDAQ on [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus. Neither Green nor Patriot expect the magnitude of any downward adjustment of the aggregate merger consideration to cause Patriot to re-solicit proxies from its shareholders.

  Fractional Shares

        Green will not issue any fractional shares of Green common stock in the merger. Patriot shareholders who would otherwise be entitled to a fraction of a share of Green common stock upon the completion of the merger will instead be entitled to receive, in lieu of the fraction of a share, an amount in cash determined by multiplying this fraction of a share (rounded to the nearest thousandth) by the average of the closing sale prices of Green common stock on NASDAQ as reported in the Wall Street Journal for 10 trading days preceding the closing date.

  Governing Documents; Directors and Officers; Governance Matters; Headquarters

        At the effective time, the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time will be the certificate of incorporation and bylaws of the surviving corporation after completion of the merger, until thereafter amended in accordance with applicable law.

        In accordance with the merger agreement, Mr. Ellis will be appointed and elected to the Green board as a Class I director and to the board of Green Bank, where he will also hold the title of Vice Chairman, and one other individual designated by Patriot and reasonably acceptable to Green will be appointed and elected to the Green Bank board, as of the effective time.

Treatment of Patriot Equity-Based Awards

  Restricted Stock Awards

        At the effective time, each outstanding restricted stock award subject to vesting, repurchase or other lapse restriction granted by Patriot will fully vest, be canceled and be converted automatically into the right to receive the merger consideration in respect of each share of Patriot common stock underlying such restricted stock award. Green or Patriot will be entitled to satisfy any withholding tax obligation by withholding a number of shares or requiring the owner of the given restricted stock award to pay such withholding taxes in cash, at Green's or Patriot's option.

  Stock Options

        Each Patriot stock option will vest in full and be converted into the right to receive a cash amount equal to the product of (i) the number of shares of Patriot common stock subject to such stock option multiplied by (ii) the excess, if any, of the per Patriot share cash consideration over the exercise price per share of Patriot common stock, less applicable tax withholdings. Any stock options granted by Patriot with an exercise price per share of Patriot common stock greater than or equal to the per Patriot share cash consideration will be cancelled for no consideration.

Treatment of Patriot Preferred Stock

        Immediately prior to and contingent upon the occurrence of the closing, Patriot will redeem all outstanding Series B Preferred Stock and Series C Preferred Stock in accordance with the terms, documents and agreements related thereto with funds provided by Green or any of its subsidiaries for this purpose. Patriot may incur indebtedness to effect the Patriot preferred stock redemption, provided this indebtedness is repaid in full prior to the closing. Patriot will convert all outstanding Series D Preferred Stock and Series F Preferred Stock into Patriot common stock prior to the closing.

Treatment of the Patriot TRUPS

        Patriot is the guarantor of $5,000,000 of Patriot Bancshares Capital Trust I trust preferred securities and $16,500,000 Patriot Bancshares Capital Trust II trust preferred securities issued and outstanding. Immediately prior to and contingent upon the occurrence of the closing, Green will assume the Patriot TRUPS in accordance with the terms, documents and agreements related thereto.

Treatment of the Patriot SERP and Certain Employment Agreements

        The SERP, adopted by Patriot Bank effective November 1, 2014, will be terminated as of the closing and all amounts owed to participants in connection with the SERP will be paid on the closing date and fully reflected in the final adjusted tangible book value of Patriot. Patriot will also take all necessary actions to ensure that the Restated Employment Agreement, dated December 4, 2014, entered into among Patriot Bank, Patriot, and William Ellis will be terminated upon closing and all amounts owed in connection therewith will be paid on the closing date and fully reflected in the final adjusted tangible book value of Patriot.

Closing and Effective Time

        The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See "—Conditions to Complete the Merger."

        The merger will become effective as set forth in the certificate of merger to be filed with the Texas Secretary of state pursuant to the TBOC. The closing of the merger will occur at 10:00 A.M., New York City time, on a date no later than five business days after the satisfaction or waiver of the last to occur of the conditions set forth in the merger agreement, unless extended by mutual agreement of the parties. It currently is anticipated that the completion of the merger will occur in the fourth calendar quarter of 2015, subject to the receipt of regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement, but neither Patriot nor Green can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

        The conversion of Patriot common stock into the right to receive the merger consideration will occur automatically at the effective time. After completion of the merger, the exchange agent will exchange certificates representing shares of Patriot common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

  Letter of Transmittal

        As promptly as practicable after the completion of the merger, and in any event within 10 days thereafter, the exchange agent will mail to each holder of record of Patriot common stock immediately prior to the effective time a letter of transmittal and instructions on how to surrender shares of Patriot common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

        If a certificate for Patriot common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if required by Green, the posting of a bond in an amount as Green may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such certificate.

        After completion of the merger, there will be no further transfers on the stock transfer books of Patriot of shares of Patriot common stock that were issued and outstanding immediately prior to the effective time.

  Withholding

        Each of Green and Merger Sub will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares or any other cash amount payable under the merger agreement to any Patriot shareholder the amounts they are required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

  Dividends and Distributions

        No dividends or other distributions declared with respect to Green common stock will be paid to the holder of any unsurrendered certificates of Patriot common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Green common stock which the shares of Patriot common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

        The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of Green and Patriot, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Green and Patriot rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of Green, Patriot or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Green or Patriot. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

        The merger agreement contains customary representations and warranties of each of Green and Patriot relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time.

        The merger agreement contains representations and warranties made by Patriot relating to a number of matters, including the following:

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  corporate matters, including due organization and qualification and subsidiaries;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory filings and consents and approvals in connection with the merger;

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  reports to regulatory authorities;

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  financial statements, internal controls and books and records;

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  absence of undisclosed liabilities;

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  broker's fees payable in connection with the merger;

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  the absence of certain changes or events;

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  legal proceedings;

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  tax matters;

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  employment and employee benefit matters;

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  compliance with applicable laws;

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  certain material contracts;

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  absence of agreements with regulatory authorities;

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  derivative instruments and transactions;

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  environmental matters;

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  investment securities;

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  real property;

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  intellectual property;

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  related party transactions;

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  inapplicability of takeover statutes;

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  absence of action or circumstance that could reasonably be expected to prevent the integrated mergers from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code;

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  receipt by the Patriot board of an opinion from its financial advisor;

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  the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

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  loan matters;

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  insurance matters; and

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  the discontinuance of its retail mortgage business.

        The merger agreement contains representations and warranties made by Green relating to a more limited number of matters, including the following:

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  corporate matters, including due organization and qualification and subsidiaries;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory filings and consents and approvals in connection with the merger;

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  reports to regulatory authorities;

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  financial statements, internal controls, books and records and absence of undisclosed liabilities;

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  broker's fees payable in connection with the merger;

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  the absence of certain changes or events;

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  legal proceedings;

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  tax matters;

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  employment and employee benefit matters;

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  SEC reports;

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  loan matters;

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  compliance with applicable laws;

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  certain material contracts;

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  absence of agreements with regulatory authorities;

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  related party transactions;

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  inapplicability of takeover statutes;

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  absence of action or circumstance that could reasonably be expected to prevent the integrated mergers from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code;

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  receipt by the Green board of an opinion from its financial advisor; and

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  the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents.

        Certain representations and warranties of Green and Patriot are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect," when used in reference to either Patriot, Green or the surviving company, means a material adverse effect on (1) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that in the case of clause (1), a material adverse effect will not be deemed to include the impact of (A) changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries, (D) public disclosure of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, (E) the expenses incurred by Patriot or Green in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement, or (F) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Green or Patriot, or any of their subsidiaries, respectively, resulting from a change in interest rates generally; except, with respect to subclauses (A), (B), (C) or (F), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate) or (2) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

Covenants and Agreements

  Conduct of Businesses Prior to the Completion of the Merger

        Patriot has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, it will, and will cause its subsidiaries to, conduct its business in the ordinary course in all material respects, use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or delay its ability to obtain any necessary approvals of any governmental entity or regulatory agency required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis.

        Additionally, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Patriot may not, and may not permit any of its subsidiaries to, without the prior written consent of Green (such consent not to be unreasonably withheld), undertake the following actions:

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  incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than as permitted in accordance with the Patriot preferred stock redemption (see the section of this joint proxy statement/prospectus entitled "—Treatment of Patriot Preferred Stock" beginning on page 247);

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  adjust, split, combine or reclassify any of its capital stock;

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  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by all of the subsidiaries of Patriot to Patriot or any of its wholly-owned subsidiaries, (ii) distributions with respect to the Patriot TRUPS or (iii) dividends in the form of shares of Patriot common stock in accordance with the terms of any series of preferred stock of Patriot issued prior to the date of the merger agreement);

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  grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

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  issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date of the merger agreement in accordance with their terms;

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  sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to certain specified contracts or agreements in force at the date of the merger agreement;

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  except in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary of Patriot;

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  terminate, materially amend, or waive any material provision of, certain material contracts or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Patriot, or enter into certain material contracts;

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  subject to certain exceptions, including as required under applicable law or the terms of any Patriot benefit plans existing as of the date of the merger agreement, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (ii) amend (whether in writing or through the interpretation of) any employee benefit or compensation plan, program, policy or arrangement for the benefit or welfare of any current or former employee, officer, director or consultant, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant, except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business, consistent with past practice, that do not exceed, with respect to any individual, three percent (3%) of such individual's base salary or wage rate in effect as of the date of the merger agreement, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $75,000, other than for cause, (ix) hire any officer, employee, independent contractor or consultant who has target total annual compensation greater than $75,000, or (x) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of Patriot or any of its subsidiaries;

  •
  settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount not in excess of $50,000 individually or in the aggregate and that would not impose any material restriction on the business of it or its subsidiaries or the combined company;

  •
  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the integrated mergers from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code;

  •
  amend the Patriot certificate, the Patriot bylaws or comparable governing documents of its subsidiaries;

  •
  merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

  •
  materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP (provided that Patriot will manage its investment securities and derivatives portfolio in the ordinary course of business consistent with past practice and in no event will take any action that would materially increase the effective duration of the portfolio beyond its effective duration as of the date of the merger agreement);

  •
  take any action that is intended or expected to result in any of its representations and warranties being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law;

  •
  implement or adopt any change in its accounting principles, practices or methods, other than as required by GAAP, or revalue any of its material assets;

  •
  enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

  •
  make or renew any loans or extensions of credit except in the ordinary course of business consistent with past practice, provided that any individual unsecured loan or extension of credit that is not as of the date of the merger agreement approved and committed in excess of $250,000 or any individual secured loan or extension of credit in excess of $2,000,000 in a single commercial real estate transaction or in any other type of transaction (including asset based loans, commercial and industrial loans, and multifamily and owner occupied loans) will require the prior written approval of the Chief Credit Officer of Green or another officer designated by Green, which approval or rejection will be given in writing within two (2) business days after the loan package is delivered to such individual (reports and other documentation concerning any loan or extension of credit over $1,000,000 will be provided to the Chief Credit Officer of Green promptly after approval of any such loan or any extension of credit);

  •
  make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a regulatory agency;

  •
  make, or commit to make, any capital expenditures in excess of $50,000 in the aggregate;

  •
  make, change or revoke any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes, or grant any power of attorney with respect to material taxes;

  •
  make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries; or

  •
  agree to take, make any commitment to take, or adopt any resolutions of its board or similar governing body in support of, any of the foregoing.

        Green has agreed that, prior to the effective time (or earlier termination of the merger agreement), subject to specified exceptions, Green may not, and may not permit any of its subsidiaries to, without the prior written consent of Patriot (such consent not to be unreasonably withheld), undertake the following actions:

  •
  amend the Green certificate or the Green bylaws in a manner that would adversely affect the economic benefits of the merger to the holders of Patriot common stock;

  •
  adjust, split, combine or reclassify any of its capital stock;

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  take any action that is intended or expected to result in any of its representations and warranties being or becoming untrue in any material respect, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except as may be required by applicable law;

  •
  make, declare or pay any dividend, or make any other distribution on any shares of its capital stock (except dividends paid by any of the subsidiaries of Green to Green or any of its wholly-owned subsidiaries);

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  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the integrated mergers from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code; or

  •
  agree to take, make any commitment to take, or adopt any resolutions of its board or similar governing body in support of, any of the foregoing.

  Regulatory Matters

        Green and Patriot have agreed to use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement. However, in no event will Green or Patriot be required to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a materially burdensome regulatory condition. Green and Patriot have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

  Employee Benefit Matters

        Green has agreed that, for the period commencing on the effective time and ending on the 24 month anniversary of the effective time, Green will cause the surviving corporation to provide the employees of Patriot and its subsidiaries who continue to be employed by the surviving corporation or its subsidiaries (which we refer to in this joint proxy statement/prospectus as the "continuing employees"), while employed by the surviving corporation and its subsidiaries, with employee benefits that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Green and its subsidiaries. Green may satisfy this obligation by providing such continuing employees with employee benefits that are substantially similar in the aggregate to the employee benefits provided by Patriot or its subsidiaries to such continuing employees immediately prior to the effective time.

        Green will keep Patriot's Chairman and CEO reasonably informed regarding its personnel plans and decisions concerning Patriot employees developed prior to the effective time, including which employees are or are not anticipated to be continuing employees and those continuing employees with eligibility for Green Stock Options. Green anticipates that it will identify certain Patriot employees eligible for awards of Green Stock Options prior to the closing date, condition upon execution and delivery of customary and appropriate documentation.

        Green's CEO and Patriot's Chairman and CEO shall mutually agree upon the manner and form of any communications regarding matters affecting Patriot employees, but mutual consent will not be necessary for Green's personnel plans and decisions concerning Patriot employees. Green will not disclose its personnel plans or decisions concerning Patriot employees to any other Patriot employee without the prior consent of Patriot's Chairman and CEO, which consent will not be unreasonably withheld.

        The merger agreement requires the surviving corporation to do the following with respect to the continuing employees:

  •
  to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any benefit plans of the surviving corporation, subject to certain limitations;

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  to provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the effective time under a benefit plan sponsored by Patriot to the same extent that such credit was given under the analogous Patriot benefit plan prior to the effective time; and

  •
  to recognize all service of such employees with Patriot and its subsidiaries, for all purposes in any plan of the surviving corporation to the same extent that such service was taken into account under the analogous Patriot benefit plan prior to the effective time, subject to certain limitations.

  Director and Officer Indemnification and Insurance

        The merger agreement provides that after the completion of the merger, Green and the surviving corporation will indemnify and hold harmless all present and former directors, officers and employees of Patriot and its subsidiaries against all costs or expenses arising out of the fact that such person is or was a director, officer or employee of Patriot or its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, to the same extent as such persons are indemnified as of the date of the merger agreement by Patriot pursuant to the Patriot certificate, the Patriot bylaws or the governing or organizational documents of any subsidiary of Patriot and any indemnification agreements in existence as of the date of the merger agreement, and will also advance expenses to such persons to the same extent as they are entitled to advancement of expenses by Patriot or its subsidiaries as of the date of the merger agreement, provided that, if required, such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

        Prior to the effective time, in consultation with Green, Patriot will purchase a six-year "tail" policy under Patriot's existing directors and officers insurance policy providing equivalent coverage to that of Patriot's existing policies as of the date of the merger agreement. The "tail" policy will provide insurance that serves to reimburse the present and former officers and directors of Patriot as of the effective time with respect to claims against them arising from facts or events occurring before the effective time.

  Restructuring Efforts

        The merger agreement provides that if either Patriot or Green fails to obtain the required vote of its shareholders to adopt the merger agreement, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transaction (provided that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of Patriot as provided for in the merger agreement, in a manner adverse to such party or its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective shareholders for adoption.

Shareholder Meetings and Recommendation of Patriot's and Green's Boards of Directors

        Each of Patriot and Green has agreed to hold a meeting of its shareholders for the purpose of voting upon the adoption of the merger agreement, in the case of Patriot's shareholders, and the issuance of shares of Green common stock, in the case of Green's shareholders, in connection with the merger as promptly as reasonably practicable. Each of the Patriot board and the Green board has agreed to use its reasonable best efforts to obtain from its shareholders the vote required to adopt the merger agreement or approve the Green share issuance, as applicable, including by communicating to its shareholders its recommendation (and including such recommendation in this joint proxy statement/prospectus) that they adopt and approve the merger agreement and the transactions contemplated thereby or approve the Green share issuance, as applicable. However, if the Patriot board or the Green board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement, then it may (but will not be required to) submit the merger agreement to its shareholders without recommendation and may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (1) it gives the other party at least three business days' prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Patriot board in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third-party making, any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (2) at the end of such notice period, the board takes into account any amendment or modification to the merger agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable law to continue to recommend the merger agreement. Any material amendment to any acquisition proposal will require a new notice period.

        Notwithstanding any change in recommendation by the Patriot board or the Green board, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger agreement to such shareholders for the purpose of voting on the adoption of the merger agreement, in the case of Patriot shareholders, and the Green share issuance, in the case of Green shareholders. Green and Patriot must adjourn or postpone such meeting if there are insufficient shares of Green common stock or Patriot common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Patriot or Green, as applicable, it has not received proxies representing a sufficient number of shares necessary for the adoption of the merger agreement by Patriot shareholders or the issuance of shares of Green common stock in connection with the merger by Green shareholders.

Agreement Not to Solicit Other Offers

        Patriot has agreed that it will not, and will cause its subsidiaries and its and their officers, directors, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any acquisition proposal, except to notify such person of the existence of these non-solicit provisions of the merger agreement. For purposes of the merger agreement, an "acquisition proposal" means, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Patriot and its subsidiaries or 25% or more of any class of equity or voting securities of Patriot or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Patriot, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of Patriot or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Patriot, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Patriot or its subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Patriot.

        However, in the event Patriot receives an unsolicited bona fide written acquisition proposal prior to the adoption of the merger agreement by the shareholders of Patriot, it may, and may permit its subsidiaries and its and its subsidiaries' officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions to the extent that the Patriot board concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law, provided that, prior to providing any such nonpublic information, Patriot enters into a confidentiality agreement with such third-party on terms no less favorable to it than the confidentiality agreement between Green and Patriot, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with Patriot.

        Patriot has also agreed to, and to cause its officers, directors, agents, advisors and representatives to, immediately cease and terminate any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Green, with respect to any acquisition proposal. In addition, Patriot has agreed to (1) promptly (and within twenty-four hours) advise Green following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), and to keep Green apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal, and (2) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which Patriot or any of its subsidiaries is a party.

Conditions to Complete the Merger

        Green's and Patriot's respective obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

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  the adoption of the merger agreement by Patriot's shareholders and the approval of the issuance of shares of Green common stock in connection with the merger by Green's shareholders;

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  the authorization for listing on NASDAQ, subject to official notice of issuance, of the Green common stock to be issued pursuant to the merger agreement;

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  the receipt of regulatory approvals, including from the Federal Reserve Board, the OCC and the Texas Department of Banking and certain other approvals necessary to consummate the transactions contemplated by the merger agreement, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the surviving corporation, and the expiration of all statutory waiting periods in respect thereof, without the imposition of a materially burdensome regulatory condition;

  •
  the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the Green common stock to be issued upon the consummation of the merger, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

  •
  the absence of any order, injunction, or decree by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement, and the absence of any statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the merger;

  •
  an agreement in writing by Green and Patriot regarding the final adjusted tangible book value or a final and binding determination of the final adjusted tangible book value by a neutral auditor, pursuant to the merger agreement;

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  the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers' certificate from the other party to such effect);

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  the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers' certificate from the other party to such effect); and

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  receipt by such party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the integrated mergers will together be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

        In addition, Green's obligations to complete the merger are subject to the satisfaction or waiver of the following conditions:

  •
  delivery by Patriot to Green of a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under Section 1445 of the Code, stating that Patriot is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a "United States real property holding corporation" within the meaning of Section 897(c) of the Code;

  •
  occurrence of each of the Patriot preferred stock redemption, the Patriot preferred stock conversion and the Patriot TRUPS assumption;

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  each of the new employment agreements remaining in full force and effect and no breaches, disputes or informal or formal repudiations by any person subject to such an agreement relating to the same having occurred or being imminent or threatened;

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  the dissenting shares representing not more than 5.00% of the outstanding shares of Patriot common stock; and

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  (i) termination of (a) the Restated Employment Agreement, dated December 4, 2014, entered into among Patriot Bank, Patriot and William Ellis and (b) the SERP; and (ii) compliance in all respects with certain obligations related to the termination thereof.

Neither Patriot nor Green can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party, or that the merger will be completed.

Termination of the Merger Agreement

        The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

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  by mutual written consent of Green and Patriot, if the board of each so determines by a vote of a majority of the members of its entire board;

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  by the Green board or the Patriot board, if any governmental entity that must grant a requisite regulatory approval has denied approval of the transactions contemplated by the merger agreement and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

  •
  by the Green board or the Patriot board, if the merger has not been completed on or before the termination date, which is the one year anniversary of the date of the merger agreement, unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement, provided that if the regulatory approval closing conditions have not been satisfied as of the termination date, Green may extend the termination date for an additional three months;

  •
  by the Green board or the Patriot board (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of the other party which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

  •
  by Patriot, if the Green board (1) fails to recommend in this joint proxy statement/prospectus that the shareholders of Green approve the Green share issuance, or withdraws, modifies or qualifies such recommendation in a manner adverse to Patriot, or resolves to do so, or fails to reaffirm such recommendation within two business days after Patriot requests in writing that such action be taken, or (2) breaches certain obligations, including with respect to calling a meeting of its shareholders and recommending that they approve the Green share issuance, in any material respect;

  •
  by Green, if the Patriot board (1) fails to recommend in this joint proxy statement/prospectus that the shareholders of Patriot adopt the merger agreement, or withdraws, modifies or qualifies such recommendation in a manner adverse to Green, or resolves to do so, or fails to reaffirm such recommendation within two business days after Green requests in writing that such action be taken, or fails to recommend against acceptance of a tender offer or exchange offer for outstanding Patriot common stock that has been publicly disclosed (other than by Green or an affiliate of Green) within ten business days after the commencement of such tender or exchange offer, (2) recommends or endorses an acquisition proposal, or (3) breaches certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they adopt the merger agreement, in any material respect; or

  •
  by Green or by Patriot if the other party has failed to obtain the shareholder vote necessary for the approval and enactment of the transactions contemplated in the merger agreement at the respective shareholder meeting or any adjournment or postponement thereof.

Effect of Termination

        If the merger agreement is terminated, it will become void and have no effect, except that (1) both Green and Patriot will remain liable for any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee and Expense Reimbursement

        Patriot will pay Green a termination fee if the merger agreement is terminated in the following circumstances:

  •
  In the event that, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been made known to senior management of Patriot or the Patriot board or has been made directly to its shareholders generally or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to Patriot and (1) thereafter the merger agreement is terminated by either Green or Patriot because the merger has not been completed prior to the termination date, and Patriot has failed to obtain the required vote of its shareholders at the duly convened Patriot shareholder meeting or any adjournment or postponement thereof at which a vote on the adoption of the merger agreement is taken or (2) thereafter the merger agreement is terminated by Green based on a breach of the merger agreement by Patriot that would constitute the failure of a closing condition and that has not been cured during the permitted time period or by its nature cannot be cured during such period, and (3) within twelve months after the date of such termination, Patriot enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Patriot will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Green, by wire transfer of same day funds, a termination fee equal to $5 million (which we refer to in this joint proxy statement/prospectus as the "termination fee") (provided that for purposes of the foregoing, all references in the definition of acquisition proposal to "25%" will instead refer to "50%").

  •
  In the event that the merger agreement is terminated by Green based on the Patriot board having (1) failed to recommend in this joint proxy statement/prospectus that the shareholders of Patriot adopt the merger agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Green, or resolved to do so, or failed to reaffirm such recommendation within two business days after Green has requested in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Patriot common stock that has been publicly disclosed (other than by Green or an affiliate of Green) within ten business days after the commencement of such tender or exchange offer, (2) recommended or endorsed an acquisition proposal, or (3) breached certain obligations, including with respect to the non-solicitation of acquisition proposals or calling a meeting of its shareholders and recommending that they adopt the merger agreement, in any material respect, then Patriot will pay Green, by wire transfer of same day funds, the termination fee on the date of termination.

        Green will pay Patriot, by wire transfer of same day funds on the date of termination, the termination fee in the event that the merger agreement is terminated by Patriot based on the Green board having (1) failed to recommend in this joint proxy statement/prospectus that the shareholders of Green approve the Green share issuance, or withdrawn, modified or qualified such recommendation in a manner adverse to Patriot, or resolved to do so, or failed to reaffirm such recommendation within two business days after Patriot has requested in writing that such action be taken, or (2) breached certain obligations, including with respect to calling a meeting of its shareholders and recommending that they approve the Green share issuance, in any material respect.

        In the event that the merger agreement is terminated by either Patriot or Green because the other party has failed to obtain the shareholder vote necessary for the approval and enactment of the transactions contemplated in the merger agreement at the duly convened shareholder meeting or adjournment or postponement thereof, the party which failed to obtain the shareholder vote will pay the terminating party, by wire transfer of same day funds, an amount equal to the documented out-of-pocket expenses incurred by the terminating party in connection with the transactions contemplated by the merger agreement, including the execution, negotiation and diligence thereof.

        Without limiting the right of either Green or Patriot to recover liabilities or damages arising out of the other party's willful and material breach of any provision of the merger agreement, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under the merger agreement will be equal to the $5 million termination fee.

Expenses and Fees

        Except as described above, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, except that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger will be borne equally by Green and Patriot.

Amendment, Waiver and Extension of the Merger Agreement

        Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the matters presented in connection with merger by the shareholders of Green and Patriot, except that after adoption of the merger agreement by the respective shareholders of Green or Patriot, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval under applicable law.

        At any time prior to the completion of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after adoption of the merger agreement by the respective shareholders of Green or Patriot, there may not be, without further approval of such shareholders, any extension or waiver of the merger agreement or any portion thereof that requires further approval under applicable law.

Support Agreements

  Patriot Support Agreements

        Simultaneously with the execution of the merger agreement, Peter H. Currie, on behalf of himself and certain of his affiliates, William Ellis, Frank Heuszel, Richard W. Fallin, on behalf of himself and certain of his affiliates, John W. Mecom, III, Michael Menzer, Jay Patel, William L. Payne, Timothy Phillips, Dan Platt, Dave Rinehart, Terry Tangen and Chris Zimmerman, as executive officers, directors, affiliates, founders and their family members, or holders of 5% or more of the voting equity securities of Patriot, and solely in their capacities as shareholders of Patriot, separately entered into support agreements with Green (which we refer to in this joint proxy statement/prospectus as the "Patriot support agreements") in which they agreed, among other things, to vote all shares of Patriot common stock that they own of record or beneficially, and that they subsequently acquire, in favor of the approval and adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement, and any other matter that is required to be approved by the shareholders of Patriot to facilitate the transactions contemplated by the merger agreement. These shareholders also agreed to vote against (1) any proposal made in opposition to or in competition with the merger or the transactions contemplated by the merger agreement, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Patriot under the merger agreement, and (3) any proposal, transaction, amendment of the Patriot certificate or the Patriot bylaws or other action which could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the merger or the other transactions contemplated by the merger agreement or the fulfillment of Green's or Patriot's conditions under the merger agreement. As of the Patriot record date, these shareholders beneficially owned and were entitled to vote, in the aggregate, 45,105,255 shares of Patriot common stock, allowing them to exercise approximately 37.44% of the voting power of Patriot common stock outstanding as of the record date.

        Each Patriot shareholder who executed a Patriot support agreement agreed, in their capacity as a shareholder of Patriot, not to, directly or indirectly, (1) engage in any activities in opposition to the recommendation of the Patriot board or any of its affiliates, seek the removal of any member of the Patriot board or any of its affiliates, submit any shareholder proposal or any nomination of a director or directors for shareholder action to Patriot or any of its affiliates, seek to call a special meeting or commence a consent solicitation with respect to Patriot or any of its affiliates, or solicit, encourage, or in any way participate in the solicitation of, any proxies or consents with respect to, or form or join any group with respect to, any voting securities of Patriot or any of its affiliates; (2) subject to certain exceptions, offer for sale, sell, give, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any Patriot common stock; or (3) subject to certain exceptions, enter into any voting arrangement, whether by proxy, support agreement, arrangement or understanding, voting trust or otherwise, with respect to any Patriot common stock.

        The foregoing description of the Patriot support agreements is subject to, and qualified in its entirety by reference to, the Patriot support agreements, a form of which is attached to this joint proxy statement/prospectus as Annex B and is incorporated by reference into this joint proxy statement/prospectus.

  Green Support Agreements

        Simultaneously with the execution of the merger agreement, Friedman Fleischer & Lowe Capital Partners III, L.P., Friedman Fleischer & Lowe Parallel Fund III, L.P., FFL Individual Partners III, L.P., FFL Executive Partners III, L.P., Harvest Partners V, L.P., Harvest Strategic Associates V, L.P., Pine Brook Capital Partners, L.P., Pine Brooks Capital Partners (SSP), L.P. and Green BP-4, LLC, as executive officers, directors, affiliates or holders of 5% or more of the voting equity securities of Green, and solely in their capacities as shareholders of Green, separately entered into support agreements with Patriot (which we refer to in this joint proxy statement/prospectus as the "Green support agreements") in which they agreed, among other things, to vote all shares of Green common stock that they own of record or beneficially, and that they subsequently acquire, in favor of the approval of the issuance of shares of Green common stock in connection with the merger, and any other matter that is required to be approved by the shareholders of Green to facilitate the transactions contemplated by the merger agreement. These shareholders also agreed to vote against (1) any proposal made in opposition to or in competition with the merger or the transactions contemplated by the merger agreement, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Green under the merger agreement, (3) any merger, acquisition, consolidation or other business combination, recapitalization, restructuring, liquidation, dissolution, sale of assets or other extraordinary transaction with respect to Green, including any acquisition proposal, and (4) any proposal, transaction, amendment of the Green certificate or the Green bylaws or other action which could reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the merger or the other transactions contemplated by the merger agreement or the fulfillment of Patriot's or Green's conditions under the merger agreement. As of the Green record date, these shareholders beneficially owned and were entitled to vote, in the aggregate, 15,017,690 shares of the Green common stock, allowing them to exercise approximately 57.36% of the voting power of Green common stock outstanding as of the record date.

        Each Green shareholder who executed a Green support agreement agreed, in their capacity as a shareholder of Green, not to, directly or indirectly, (1) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any tender offer or exchange offer, merger, acquisition, consolidation or other business combination, recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to Green or any of its affiliates at any time, or engage or participate in any negotiations with any person concerning any such transaction, provide any confidential or nonpublic information or data to, or have or participate in any discussions with any person relating to, any such transaction or enter into any letter of intent, memorandum of understanding, agreement in principle or agreement relating to any such transaction; (2) engage in any activities in opposition to the recommendation of the Green board or any of its affiliates, seek the removal of any member of the Green board or any of its affiliates, submit any shareholder proposal or any nomination of a director or directors for shareholder action to Green or any of its affiliates, seek to call a special meeting or commence a consent solicitation with respect to Green or any of its affiliates, or solicit, encourage, or in any way participate in the solicitation of, any proxies or consents with respect to, or form or join any group with respect to, any voting securities of Green or any of its affiliates; (3) subject to certain exceptions, offer for sale, sell, give, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any Green common stock; or (4) subject to certain exceptions, enter into any voting arrangement, whether by proxy, support agreement, arrangement or understanding, voting trust or otherwise, with respect to any Green common stock.

        The foregoing description of the Green support agreements is subject to, and qualified in its entirety by reference to, the Green support agreements, a form of which is attached to this joint proxy statement/prospectus as Annex C and is incorporated by reference into this joint proxy statement/prospectus.

 ACCOUNTING TREATMENT

        The accounting principles applicable to this transaction as described in FASB ASC 805-10-05-01 provide transactions that represent business combinations are to be accounted for under the acquisition method. The acquisition method requires all of the following steps: (1) identifying the acquirer; (2) determining the acquisition date; (3) recognizing and measuring the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; and (4) recognizing and measuring goodwill or a gain from a bargain purchase.

        The appropriate accounting treatment for this transaction is as a business combination under the acquisition method. On the acquisition date, as defined by ASC 805, Green (the acquirer) will record at fair value the identifiable assets acquired and liabilities assumed, any noncontrolling interest, and goodwill (or a gain from a bargain purchase). The results of operations for the combined company will be reported prospectively subsequent to the acquisition date.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS

        The following is a general discussion of the U.S. federal income tax consequences of the integrated mergers to "U.S. holders" (as defined below) of Patriot common stock that exchange their Patriot common stock for Green common stock in the integrated mergers. The following discussion is based upon the Code, Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction or under any U.S. federal laws other than those pertaining to the income tax.

        The following discussion applies only to U.S. holders of Patriot common stock who hold such shares as a capital asset within the meaning of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, holders whose functional currency is not the U.S. dollar, holders who hold shares of Patriot common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired Patriot common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of Patriot common stock).

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Patriot common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Patriot common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Patriot common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the integrated mergers to their specific circumstances.

        Determining the actual tax consequences of the integrated mergers to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your tax advisor as to the specific tax consequences of the integrated mergers in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

        It is a condition to the obligation of Green to complete the integrated mergers that Green receive a written opinion from Skadden, Arps, Slate, Meagher & Flom LLP, dated the closing date of the integrated mergers, to the effect that the integrated mergers will together be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to the obligation of Patriot to complete the integrated mergers that Patriot receive a written opinion from Harris Law Firm PC, dated the closing date of the integrated mergers, to the effect that the integrated mergers will together be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Harris Law Firm PC, the integrated mergers will together be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, with the tax consequences described below. These opinions of counsel were and will be given in reliance on facts and representations contained in representation letters provided by Green and Patriot and on customary assumptions. None of the opinions described above will be binding on the Internal Revenue Service (which we refer to in this joint proxy statement/prospectus as the "IRS") or any court. Green and Patriot have not sought and will not seek any ruling from the IRS regarding any matters relating to the integrated mergers and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the integrated mergers could be adversely affected.

        Upon exchanging your Patriot common stock for Green common stock and any cash in lieu of fractional shares of Green common stock, you generally will not recognize gain or loss, except with respect to such cash (as discussed below). The aggregate tax basis in the Green common stock that you receive in the integrated mergers (including any fractional shares deemed received) will equal your aggregate adjusted tax basis in the shares of Patriot common stock you surrender in the integrated mergers. Your holding period for the shares of Green common stock that you receive in the integrated mergers (including any fractional share deemed received) will include your holding period for the shares of Patriot common stock that you surrender in the integrated mergers. If you acquired different blocks of Patriot common stock at different times or at different prices, the Green common stock you receive will be allocated pro rata to each block of Patriot common stock, and the basis in and holding period for each block of Green common stock you receive will be determined on a block-for-block basis depending on the basis in and holding period for the blocks of Patriot common stock exchanged for such Green common stock.

  Cash In Lieu of Fractional Shares

        If you receive cash in lieu of a fractional share of Green common stock, you will be treated as having received such fractional share of Green common stock in the integrated mergers and then as having sold such fractional share of Green common stock for cash. As a result, you generally will recognize capital gain or loss equal to the difference between the amount of cash received for such fractional share and your basis in the fractional share of Green common stock as set forth above. Such capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the integrated mergers, your holding period for such fractional share (as described above) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

        This discussion of U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Holders of Patriot common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF CAPITAL STOCK OF GREEN

        As a result of the merger, Patriot shareholders who receive shares of Green common stock in the merger will become shareholders of Green. Your rights as a shareholder of Green will be governed by Texas law and the Green certificate and the Green bylaws. The following briefly summarizes the material terms of Green common stock. We urge you to read the applicable provisions of the TBOC and the Green certificate and the Green bylaws. Copies of Green's governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, as well as the copies of Patriot's governing documents, see "Where You Can Find More Information."

Authorized Capital Stock

        Green's authorized capital stock consists of 90,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the Green record date, there were 26,292,871 shares of Green common stock outstanding, and no shares of Green preferred stock issued or outstanding.

Common Stock

  Listing

        Green common stock is listed on NASDAQ and traded under the symbol "GNBC." Following the merger, shares of Green common stock will continue to be traded on NASDAQ.

  Dividend Rights

        Payment of dividends is subject to determination and declaration by the Green board and depends on a number of factors, including Green business, operating results and financial condition, current and anticipated cash needs, plans for expansion, capital requirements, tax considerations, general economic conditions and any legal or contractual limitations on Green's ability to pay dividends. Green has not declared or paid any dividends on its common stock. Green currently intends to retain all of its future earnings, if any, for use in its business and does not anticipate paying cash dividends on its common stock in the foreseeable future.

  Voting Rights

        Each share of Green common stock is entitled to one vote in each matter submitted to a vote at a meeting of shareholders including in all elections for directors; shareholders are not entitled to cumulative voting in the election for directors. Green shareholders may vote either in person or by proxy. The Green certificate and the Green bylaws do not impose voting restrictions on shares held in excess of the 10% beneficial ownership limit.

  Preemptive and Other Rights

        Holders of Green common stock have no preemptive rights and have no other rights to subscribe for additional securities of Green under Texas law, nor does Green common stock have any conversion rights or rights of redemption. Upon liquidation, all holders of Green common stock are entitled to participate pro rata in Green's assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

        For more information regarding the rights of holders of Green common stock, see "Comparison of Shareholders' Rights."

Preferred Stock

        The Green certificate authorizes the Green board, without further shareholder action, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, in series and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations or restrictions thereof, without further vote or action by Green shareholders. Green may amend from time to time the Green certificate to increase the number of authorized shares of preferred stock. Any such amendment would require the approval of the holders of the majority of the common stock, with a vote of the holders of preferred stock as required pursuant to the terms of any preferred stock designation. As of the date of this joint proxy statement/prospectus, there are no shares of Green preferred stock outstanding.

COMPARISON OF SHAREHOLDERS' RIGHTS

        If the merger is completed, holders of Patriot common stock will be entitled to receive shares of Green common stock in exchange for their shares of Patriot common stock. Both Green and Patriot are organized under the laws of the State of Texas. The following is a summary of the material differences between (1) the current rights of Patriot shareholders under the TBOC, the Patriot certificate and the Patriot bylaws and (2) the current rights of Green shareholders under the TBOC, the Green certificate and the Green bylaws.

        Green and Patriot believe that this summary describes the material differences between the rights of the holders of Green common stock as of the date of this joint proxy statement/prospectus and the rights of the holders of Patriot common stock as of the date of this joint proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Green's governing documents have been filed with the SEC. Copies of the Patriot certificate and the Patriot bylaws are available upon written request from Patriot. To find out where copies of these documents can be obtained, see "Where You Can Find More Information."

GREEN	PATRIOT

AUTHORIZED CAPITAL STOCK

The Green certificate authorizes it to issue up to 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the Green record date for the Green special meeting, there were 26,292,871 shares of Green common stock outstanding, and no shares of Green preferred stock outstanding.
The Patriot certificate authorizes it to issue up to 500,000,000 shares of common stock, par value $0.50 per share and 40,000,000 shares of preferred stock, par value $0.50 per share. As of the Patriot record date for the Patriot special meeting, there were 120,465,459 shares of Patriot common stock outstanding, and 11,924,840 shares of Patriot preferred stock outstanding.
VOTING LIMITATIONS
The Green certificate and the Green bylaws do not impose voting restrictions on shares held in excess of a 10% beneficial ownership limit.	The Patriot certificate and the Patriot bylaws do not impose voting restrictions on shares held in excess of a 10% limit. The Patriot certificate expressly prohibits cumulative voting of the shares.

GREEN	PATRIOT

SIZE OF BOARD OF DIRECTORS

The Green certificate currently provides that subject to the rights of the holders of any series of preferred stock then outstanding, the size of the Green board will be fixed from time to time exclusively by the Green board pursuant to a resolution adopted by the Green board. The Green bylaws add that the number and class of directors will be fixed by the affirmative vote of a majority of the entire board. The Green board currently has 8 members.
The Patriot bylaws currently provide that the Patriot board will consist of no less than one director and no more than 25 directors, as may be determined by the shareholders or the board of directors from time to time, but no decrease in the number of directors will have the effect of shortening the term of any incumbent director. The Patriot board currently has 6 members.
CLASSES OF DIRECTORS

The Green board is divided into three classes, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires. The initial classification and terms of the board are set forth in the Green certificate and consists of Class I directors whose term expired on June 10, 2015 (with the Class I directors elected at Green's annual meeting having a term that will expire in 2018), Class II directors whose term will expire in 2016 and Class III directors whose term will expire in 2017.
The Patriot board is divided into three classes. The members of the board of directors in the first class will hold office for five years from the date of election and until their successors are appointed and qualified. The members of the board of directors in the second class will hold office for three years from the date of election and until their successors are appointed and qualified. The members of the board of directors in the third class will hold office for one year after the date of election and until their successors are appointed and qualified.
REMOVAL OF DIRECTORS

Subject to the rights of the holders of any series of Green preferred stock then outstanding, Green's directors may be removed from office only for cause and only by the affirmative vote of holders of the majority of shares entitled to vote in the election of directors. When shareholders of any class are entitled to elect a director(s), only shareholders of that class are entitled to vote for removal of any director elected by shareholders of that class.
Patriot's bylaws provide that any director may be removed only for Cause at a duly constituted annual or special meeting of shareholders on which the matter is properly on the agenda, by the affirmative vote of the holders of two-thirds of the shares of each class or series then entitled to vote in the election of directors, each such class or series voting as a separate class. "Cause" means (i) applicable director has been convicted of a felony, or (ii) a court of competent jurisdiction has made a final non-appealable determination that the applicable director (a) has breached his or her fiduciary duties to Patriot or (b) is incapacitated to the extent that such director is not capable of performing his or her directorial duties.

GREEN	PATRIOT

FILLING VACANCIES ON THE BOARD OF DIRECTORS

Subject to the rights of the holders of any series of preferred stock then outstanding, any vacancy occurring on the Green board, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director, and any director so chosen will hold office for the remainder of the term to which the director has been selected and until such director's successor will have been elected and qualified.
The Patriot bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of two thirds of the remaining directors though less than a quorum of the majority of the board of directors. Any directorship to be filled by reason of any increase in the number of directors may be filled by (a) the shareholders of Patriot at an annual or special meeting; or (b) two thirds of the whole board of directors (subject, however, to the limitations set forth in the TBOC).
SPECIAL MEETINGS OF SHAREHOLDERS

Except as otherwise required by law and subject to the rights of the holders of any series of preferred stock then outstanding, special meetings of the shareholders may be called only by the chairman of the Green board, by the president of Green, by the Green board pursuant to a resolution adopted by at least a majority of the directors then in office, or by the shareholders owning not less than fifty percent (50%) of the then outstanding Green voting shares.
Special meetings of the Patriot shareholders may be called by (i) the chairman of the board; (ii) the chief executive officer; or (iii) a majority of the whole board of directors, and will be called by the chairman of the board at the request in proper form of the holders of record of not less than 50 percent of all shares entitled to vote at the meeting. To be in proper form, such request must be in writing, state the purpose or purposes of the proposed meeting, be originally signed and dated by all the shareholders making the request, and either include one or more proposals, by one or more of the shareholders making the request, that contains the information required pursuant to the Patriot bylaws, or include one or more nominations for the board of directors, by one or more of the shareholders making the request, that contains the information required by the Patriot bylaws.

GREEN	PATRIOT

QUORUM

Under the Green bylaws, except as otherwise required by law or the Green certificate, at any annual or special meeting of shareholders, a majority of the outstanding capital stock entitled to vote at such meeting, present either in person or by proxy, will constitute a quorum. If a quorum fails to attend any meeting, the holders of a majority of the shares of stock of Green entitled to vote who are present, in person or by proxy, may adjourn the meeting.
Under the Patriot bylaws, a quorum will be present at a meeting of shareholders if the holders of shares having a majority of the voting power represented by all issued and outstanding shares entitled to vote at the meeting are present in person or represented by proxy at such meeting, unless otherwise provided by the Patriot certificate in accordance with the TBOC. Once a quorum is present at a meeting of shareholders, the shareholders represented in person or by proxy at the meeting may conduct such business as may properly be brought before the meeting until it is adjourned, and the subsequent withdrawal from the meeting of any shareholder or the refusal of any shareholder represented in person or by proxy to vote will not affect the presence of a quorum at the meeting. Regardless of whether a quorum is present, the chairman of the meeting or a majority of the shareholders entitled to vote at such meeting present in person, or by proxy, will have power to adjourn the meeting from time to time, without notice other than announcement at the meeting. At such adjourned meeting at which the requisite amount of voting shares will be present or represented any business may be transacted which might have been transacted at the meeting as originally noticed.

GREEN	PATRIOT

NOTICE OF SHAREHOLDER MEETINGS

The Green bylaws provide that written notice of the place, date and time of the annual meeting and each special meeting of shareholders must be given, not less than 10 days and not more than 60 days before the date on which the meeting is to be held, to each shareholder entitled to vote at such meeting. When any shareholders' meeting is adjourned for 30 days or more, or if a new record date is fixed for an adjourned meeting of shareholders, notice of the adjourned meeting will be given as in the case of an original meeting.

Any notice will be effective if given by electronic transmission in the manner provided in the TBOC.

A written waiver of any notice signed by a shareholder, or waiver by electronic transmission by such person, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to the notice required to be given to such shareholder.

According to the Patriot bylaws, written or printed notice stating the place, day and hour of the meeting, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, and, in case of special meetings, the purpose or purposes for which the meeting is called, will be delivered not less than 10 days nor more than 60 days before the date of the meeting, either personally, by electronic transmission, or by mail, by or at the direction of the chairman or the chief executive officer to each shareholder of record entitled to vote at such meeting. Such notice will be deemed to be delivered as provided in the Patriot bylaws. The board of directors in the exercise of its business judgment may postpone the date of a previously scheduled meeting of shareholders (notwithstanding the fact that notice of the meeting has been delivered) and will provide notice of such postponement as soon as practicable to each shareholder of record entitled to vote at the meeting.

ADVANCE NOTICE OF SHAREHOLDER PROPOSALS
The Green bylaws establish an advance notice procedure with regard to nominations and other business proposals to be brought before Green's annual meeting by a shareholder of record of Green.	The Patriot bylaws establish an advance notice procedure with regard to business proposals to be brought before Patriot's annual meeting by a shareholder of record of Patriot.

For nominations to be properly brought before a shareholder meeting by a shareholder, the shareholder must give timely notice thereof in writing to Green's Secretary containing the following information: (1) name, age, business address and residence address of each proposed nominee, as well as nominee's principal occupation or employment and the number of Green shares owned by nominee; (2) whether and the extent to which any derivative instrument or other transaction has been entered into by such nominee, the intent being to mitigate loss to, or to manage risk or benefit of stock price changes or to increase or decrease the voting power or economic interest of nominee with respect to the
To be properly brought before a meeting of the shareholders, the proposing shareholder must deliver written notice of such proposing shareholder's intent to bring such matter before the meeting of shareholders, either by personal delivery or by United States mail, postage prepaid, to the secretary of Patriot. To be timely in connection with an annual meeting of shareholders, such notice must be received by the secretary not less than 30 nor more than 60 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days

GREEN	PATRIOT

Green stock; (3) nominee's written representation and agreement that he/she is not and will not become party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, anyone as to how he/she will act or vote on any issue or question as director, and that he/she is not and will not become a party to any agreement, arrangement or understanding with anyone other than Green with respect to any compensation, reimbursement or indemnification in connection with or action as director; (4) nominee's written representation and agreement that he/she will comply with all applicable publicly disclosed confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of Green and any other information relating to nominee that would be required to be disclosed in a proxy statement or other filing required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. In addition, the notice will include the following information of the shareholder giving the notice: (5) name and record address of such shareholder; (6) number of Green shares owned by such shareholder; (7) whether and the extent to which any derivative instrument or other transaction has been entered into by such shareholder, the intent being to mitigate loss to, or to manage risk or benefit of stock price changes or to increase or decrease the voting power or economic interest of such shareholder with respect to the Green stock; (8) a description of all agreements, arrangements, or understanding between such shareholder and any proposed nominee or anyone otherwise relating to Green, and any material interest of such shareholder in the nomination, including any anticipated benefit; (9) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to nominate the persons named in the notice; and (10) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

after such anniversary date, then to be timely: (i) such notice must be received by the secretary not later than the close of business on the 10th day in advance of such meeting; or (ii) in the event that less than 20 days' notice or prior public disclosure of the date of such meeting is given or made to the shareholders, such notice must be received by the secretary not later than the close of business on the 7th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure was made to the shareholders. To be timely in connection with a special meeting of shareholders requested by the shareholders, when the proposing shareholder submitting the notice is a member of the group of shareholders requesting the meeting, such notice must be delivered concurrently with the request for the meeting. To be timely otherwise in connection with a special meeting of shareholders, such notice must be received by the secretary not later than the close of business on the 10th day in advance of such meeting; provided, however, that in the event that less than 20 days' notice or prior public disclosure of the date of the special meeting of shareholders is given or made to the shareholders, to be timely, notice of a proposal delivered by the proposing shareholder must be received by the secretary not later than the close of business on the 7th day following the day on which notice of the date of the special meeting of shareholders was mailed or such public disclosure was made to the shareholders. In no event will any adjournment or postponement of a meeting commence a new time period for the giving of timely notice.

A proposing shareholder's notice to the secretary will set forth as to each matter the shareholder proposes to bring before the meeting of shareholders: (a) a description of the business or proposal desired to be brought before the meeting, including the text of any resolutions proposed for consideration, (b) if the proposed business includes a proposal to amend the Patriot certificate or the Patriot bylaws, the text of the proposed amendment(s), (c) the reasons for the business or proposal that is proposed to be brought before the meeting, (d) a reasonably detailed description of all agreements,

GREEN	PATRIOT

For other business to be properly brought before a shareholder meeting by a shareholder, the shareholder must give timely notice thereof in writing to Green's Secretary containing the following information: (1) a brief description of the business desired to be brought before the annual meeting and the proposed text of such business proposal, and the reasons for conducting such business at the annual meeting; (2) the name and address of the shareholder proposing such business; (3) the number of Green shares owned by such shareholder, (5) whether and the extent to which any derivative instrument or other transaction has been entered into by such shareholder, the intent being to mitigate loss to, or to manage risk or benefit of stock price changes or to increase or decrease the voting power or economic interest of such shareholder with respect to the Green stock; (6) a description of all agreements, arrangements, or understanding between such shareholder and anyone in connection with or relating to Green or the proposal, including any material interest or anticipated benefit; (7) a representation that such shareholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting, and (8) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

To be timely, a Green shareholder's notice must be delivered to or mailed and received at the principal executive offices of Green not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of shareholders. However, if the date of the annual meeting is not within 25 days before or after such anniversary date, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. In the case of a special meeting of shareholders called for the purpose of electing directors, notice by the shareholder in order to be timely must be so arrangements, understandings (in each case whether or not written) or relationships between or among the proposing shareholder and/or any other persons or entities (including their names) in connection with the proposal of such business, (e) any material interest in such business or proposal of the proposing shareholder, of any associated person (defined hereafter), or (if the business or proposal is being submitted for consideration at a special meeting requested by shareholders) of any other member(s) of the group of shareholders requesting the meeting, including any anticipated benefit to the proposing shareholder, associated person(s) or other shareholders from the approval of such business or proposal, (f) the name and address, as they appear on Patriot's books, of the proposing shareholder and any associated person(s), (g) the class or classes of stock and number of shares of such class or classes of stock which are beneficially owned and owned of record by the proposing shareholder and any associated person(s) on the date of the shareholder notice, (h) the number of any options, warrants, convertible securities, stock appreciation rights, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of stock of Patriot or with a value derived in whole or in part from the value thereof, which are held by the proposing shareholder or any associated person(s) on the date of the notice, (i) a representation that the proposing shareholder intends to appear in person or by proxy at the meeting, (j) a representation as to whether the proposing shareholder intends to deliver a proxy statement and/or form of proxy to shareholders and/or otherwise to solicit proxies from shareholders in support of such proposal, (k) any proxy (other than a revocable proxy given in response to a proxy solicitation made in connection with the meeting), agreement, arrangement, understanding or relationship pursuant to which the proposing shareholder and any associated person(s), directly or indirectly, has or shares a right to vote any shares of any class or series of Patriot; (l) any direct or indirect interest of the proposing shareholder, any associated person, or (if the business or proposal is being

GREEN	PATRIOT

received not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. The adjournment or postponement of an annual meeting or a special meeting called for the purpose of electing directors, or the public announcement of such an adjournment or postponement, will in no event commence a new time period (or extend any time period) for the giving of a shareholder's notice.	submitted for consideration at a special meeting requested by shareholders) any other member(s) of the group of shareholders requesting the meeting, in any contract with Patriot, any affiliate of Patriot, or any principal competitor of Patriot (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (m) any material pending or threatened action, suit or proceeding (whether civil, criminal, investigative, administrative or otherwise) in which the proposing shareholder is, or is reasonably expected to be made, a party or material participant involving Patriot or any of its affiliates or any of their respective officers, directors or employees, or agents; (n) any plans or proposals that the proposing shareholder, any associated person, or (if the business or proposal is being submitted for consideration at a special meeting requested by shareholders) any other member(s) of the group of shareholders requesting the meeting may have that relate to or may result in: (i) the acquisition or disposition of securities of Patriot; (ii) an extraordinary corporate transaction (such as the sale of a material amount of assets of Patriot or any of its subsidiaries, a merger, reorganization or liquidation involving Patriot or any of its subsidiaries); (iii) any change in the board of directors or management of Patriot (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors); (iv) any material change in the present capitalization or dividend policy of Patriot; (v) any material change in Patriot's business plan, (vi) any change in the Patriot certificate or the Patriot bylaws; (vii) any other material change in Patriot's business or corporate structure; or (viii) any action similar to those listed above; and (o) any other information relating to the proposing shareholder and any associated person(s) that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for the proposal if Section 14 of the Exchange Act and the rules and regulations promulgated thereunder were applicable.

GREEN	PATRIOT

A proposing shareholder providing notice of business or a proposal proposed to be brought before an annual or special meeting of the shareholders will further update and supplement such notice in writing, if necessary, in accordance with the Patriot bylaws and in no event later than as of the date of the meeting and any adjournment or postponement thereof. This is expressly intended to apply to any business proposed to be brought before an annual or special meeting of the shareholders, regardless of whether or not such proposal is intended to be included in Patriot's proxy statement or whether such business is presented to shareholders by means of a proxy solicitation by person other than by or on behalf of the board of directors.

The chairman of the meeting, on behalf of the board of directors, may in his or her sole discretion reject any shareholder proposal submitted for consideration at a meeting of shareholders which is not made in accordance with these terms of this (including without limitation if in the course of the meeting the chairman determines that any information submitted to Patriot was false, misleading, incorrect, or incomplete, and notwithstanding that proxies in respect of a vote concerning the proposal may have been received by Patriot) or which is not a proper subject for shareholder action in accordance with provisions of applicable law. In such event, the chairman will declare to the meeting that (i) the business proposed to be brought before the meeting is not a proper subject therefor and/or (ii) such business was not properly brought before the meeting in accordance with the provisions hereof, and (iii) that such business will not be transacted. The chairman of the meeting, on behalf of the board of directors, will have absolute authority to decide questions of compliance with the foregoing procedures and the chairman of the meeting's ruling thereon will be final and conclusive. Notwithstanding compliance with the foregoing provisions, if the proposing shareholder (or in the case of a proposing shareholder that is not a natural person, a duly authorized officer, manager, partner or trustee of such proposing shareholder) or a person duly authorized in writing to act for such proposing shareholder as

GREEN	PATRIOT

proxy at the meeting does not appear at the meeting to present the proposal, the chairman will declare to the meeting that the proposal was not properly brought before the meeting and will not be considered, notwithstanding that proxies in respect of a vote concerning the proposal may have been received by Patriot. These provisions will not prevent the consideration and approval or disapproval at a meeting of shareholders of reports of officers, directors and committees of the board of directors, but, in connection with such reports, no new business will be acted upon at such meeting unless stated, filed and received as herein provided.

This will be the exclusive means for a shareholder to submit business to be conducted or proposals to be acted upon at an annual or special meeting of the shareholders, other than nominations for election to the board of directors.

ANTI-TAKEOVER PROVISIONS AND OTHER SHAREHOLDER PROTECTIONS

Section 21.606 of the TBOC restricts certain business combinations between Green and an affiliated shareholder (beneficial ownership of 20% or more of the voting power of Green stock entitled to vote for directors) for three years after the shareholder becomes an affiliated shareholder. The restrictions do not apply if the board of directors approved the transaction that caused the shareholder to become an affiliated shareholder or if the business combination is approved by the affirmative vote of two-thirds of the voting stock of Green that is not beneficially owned by the affiliated shareholder at a meeting of shareholders called for that purpose within six months of the affiliated shareholder's acquiring the shares.

Although a Texas corporation may elect not to be governed by Section 21.606 of the TBOC, Green has expressly elected to be governed by Section 21.606 (Three-Year Moratorium on Certain Business Combinations) of the TBOC.

An affiliated shareholder business combination may not occur unless it is approved and recommended to the shareholders by the board of directors pursuant to the Patriot bylaws and approved by the affirmative vote of the holders of at least eighty percent (80%) of the outstanding shares of common stock of Patriot then entitled to vote on the affiliated shareholder business combination; provided, however, that such votes of the shareholders will not be required for an affiliated shareholder business combination with respect to which the following condition is met: The aggregate amount of the cash and the market value as of the valuation date of any consideration other than cash to be received per share by the holders of Patriot's common stock in the affiliated shareholder business combination is at least equal to the highest of the following: (i) the highest price per share paid by any of the affiliated shareholder(s) within the twenty-four (24) months preceding the valuation date to acquire common stock of Patriot, (ii) the aggregate amount of the cash and the market value as of the valuation date of any consideration other than cash to be received per share, if any, by any of the affiliated shareholder(s) in the affiliated shareholder business combination, or (iii) the book value per share of Patriot's common stock as of the valuation date, multiplied by 2.5.

GREEN	PATRIOT

LIMITATION OF PERSONAL LIABILITY OF OFFICERS AND DIRECTORS

The Green certificate provides that the personal liability of the directors and officers of Green for monetary damages will be eliminated to the fullest extent permitted by the TBOC. No amendment, modification or repeal of this provision will adversely affect the rights provided therein with respect to any claim, issue or matter in any proceeding that is based in any respect on any alleged action or failure to act prior to such amendment, modification or repeal.

The Patriot certificate provides that no director of Patriot will be liable to Patriot or its shareholders for monetary damages for an act or omission in the director's capacity as a director, except for liability of a director for (i) a breach of a director's duty of loyalty to Patriot or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the directors to Patriot or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute. If the Texas Business Corporation Act, the Texas Miscellaneous Corporation Laws Act, or other applicable law is amended to authorize corporate action further eliminating or limiting the liability of directors, then the liability of a director of Patriot will be eliminated or limited to the fullest extent permitted by the Texas Business Corporations Act, the Texas Miscellaneous Corporation Laws Act, or other applicable law, as so amended.

Any repeal or modification of the above paragraph by the shareholders will not adversely affect any right or protection of a director existing at the time of such repeal or modification.

GREEN	PATRIOT

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The Green bylaws provide that Green will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of Green or (ii) while a director or officer of Green, is or was serving at the request of Green as a director, officer, partner, manager, managing member, venturer, proprietor, trustee, employee, agent or similar functionary of another enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding to the fullest extent permitted under the TBOC, the Green certificate and the Green bylaws.

Any indemnification under the Green bylaws (unless ordered by a court) will be made by Green only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in the TBOC. In addition, the Green certificate provides that all indemnification payments will be consistent with the requirements of the FDIA and the implementing regulations thereafter.

Green will not indemnify any persons enumerated above against expenses, penalties or other payments incurred in respect of an administrative proceeding or action instituted by an appropriate bank regulatory agency if such proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to Green, except that in this instance, Green may indemnify for reasonable expenses actually incurred in connection with such proceeding. In addition, no indemnification will be made of any person pursuant to the Green bylaws if any banking regulatory agency, in connection with a review of such indemnification, determines through appropriate administrative action that such indemnification will not be made.

The Patriot bylaws provide that Patriot will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she (i) is or was a director or executive officer of Patriot or (ii) while a director or executive officer of Patriot, is or was serving at the request of Patriot as a director, executive officer, partner, manager, managing member, venture, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, limited liability company, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise (each referred to here as a "Corporate Functionary") in each of those capacities against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding to the fullest extent permitted by the TBOC, the Patriot certificate and the Patriot bylaws and such indemnification will continue even if the person has ceased to serve in any of the capacities mentioned above. Patriot also may, in the sole and absolute discretion of the board of directors of Patriot, also indemnify any non-executive officer or other employee or agent of Patriot against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding to the fullest extent permitted by the TBOC, the Patriot certificate and the Patriot bylaws, as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Patriot to provide broader indemnification rights than such law permitted Patriot to provide immediately prior to such amendment).

Indemnification will continue as to a person who has ceased to be a Corporate Fiduciary, director or executive officer of Patriot or to serve in any such other capacities at the time the indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is bought.

GREEN	PATRIOT

The Green bylaws provide that Green may purchase and maintain insurance on behalf of any person who is or was a director or officer of Green, or is or was a director or officer of Green serving at the request of Green as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not Green would have the power or the obligation to indemnify such person against such liability.

Patriot may, in the sole and absolute discretion of the board of directors of Patriot, also indemnify any non-executive officer or other employee or agent of Patriot against all expenses (including attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with a proceeding to the fullest extent permitted by the TBOC, the Patriot certificate and the Patriot bylaws, as the same exists or may hereafter be amended.

Each Corporate Fiduciary, director or executive officer of Patriot that is an indemnitee will have the right to be paid by Patriot expenses (including, without limitation, attorneys' fees) actually and reasonably incurred by such indemnitee in defending any proceeding in advance of its final disposition to the maximum extent permitted under the TBOC, the Patriot certificate and the Patriot bylaws, as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits Patriot to provide broader advancement of expenses than such law permitted Patriot to provide immediately prior to such amendment), subject only to: (i) the determination referenced in Patriot bylaws being made, or (ii) in lieu of such determination, a written affirmation and undertaking referenced in the Patriot bylaws being furnished by the indemnitee.

Any indemnification will be made only upon a determination that indemnification of the Corporate Functionary, non-executive officer, employee or agent is proper in the circumstances because such indemnitee has met the applicable standard of conduct set forth in the TBOC, namely: (a) acted in good faith; (b) reasonably believed: (i) in the case of conduct in the indemnitee's official capacity, that the indemnitee's conduct was in Patriot's best interests; and (ii) in any other case, that the indemnitee's conduct was not opposed to Patriot's best interests; and (c) in the case of a criminal proceeding, did not have a reasonable cause to believe the indemnitee's conduct was unlawful; provided, however, with respect to an indemnitee that is a present Corporate Functionary, such determination need not be made for the

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advancement of expenses if the Corporate Functionary provides a written undertaking, such determination will be made: (i) by the board of directors or a committee thereof by a majority vote of a quorum consisting of directors who are disinterested and independent and were not parties to such proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested and independent directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders. Patriot will not indemnify any persons against expenses, penalties or other payments incurred in respect of an administrative proceeding or action instituted by an appropriate bank regulatory agency if such proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to Patriot, except that in this instance, Patriot may indemnify for reasonable expenses actually incurred in connection with such proceeding. In addition, no indemnification will be made of any person if any banking regulatory agency, in connection with a review of such indemnification, determines through appropriate administrative action that such indemnification will not be made.

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AMENDMENTS TO ORGANIZATIONAL DOCUMENTS

Green reserves the right to amend, alter, change or repeal any provision contained in the Green certificate, in the manner now or hereafter prescribed by law, and all rights conferred upon shareholders therein are granted subject to such reservation. Except as otherwise permitted by statute, no amendment, addition, alteration, change or repeal of the Green certificate will be made unless it is first approved by the Green board pursuant to a resolution adopted by the affirmative vote of a majority of the directors then in office, and is thereafter approved by the affirmative vote of a majority of the voting shares, voting together as a single class, as well as such additional vote of the Preferred Stock as may be required by the provisions of any series thereof; provided that no amendment, alteration, change or repeal may be made to articles regarding directors in the Green certificate without the affirmative vote of the holders of at least two-thirds of the voting shares.

The Green board or shareholders may adopt, alter, amend or repeal the Green bylaws. Such action by the board will require the affirmative vote of a majority of the directors then in office at any regular or special meeting of the board. Such action by the shareholders will require the affirmative vote of at least two-thirds of the voting shares, as well as such additional vote of the Preferred Stock as may be required by the provisions of any series thereof.

Patriot's bylaws provide that upon a vote of two thirds of the directors, the board of directors may amend or repeal Patriot's bylaws or repeal the bylaws, or adopt new bylaws, unless: (i) the Patriot certificate or the TBOC reserves such power exclusively to the shareholders in whole or in part; or (ii) the shareholders in amending, repealing, or adopting a particular bylaw expressly provide that the board may not amend or repeal that bylaw.

Patriot's bylaws also provide that Patriot's shareholders may amend, repeal, or adopt Patriot's bylaws even though the bylaws may also be amended, repealed, or adopted by the board of directors, upon approval by eighty (80%) of the shares entitled to vote on the matter at a duly constituted annual or special meeting of the shareholders at which such amendment(s) is/are properly on the agenda. Notwithstanding any other provisions of the Patriot bylaws, any amendment(s) to the Patriot certificate which is/are inconsistent with any provision of the Patriot bylaws may be adopted only upon approval by eighty percent (80%) of the shares entitled to vote on the matter at a duly constituted annual or special meeting of the shareholders at which such amendment(s) is/are properly on the agenda.

ACTION BY WRITTEN CONSENT OF THE SHAREHOLDERS

Under the Green bylaws, any action required to be taken by the shareholders at any annual or special meeting of such shareholders, or any action which may be taken at any annual or special meeting of shareholders of Green, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, will be signed by every holder of shares entitled to vote thereon and will be delivered to Green by delivery to its principal office or an officer or agent of Green having custody of the book in which proceedings of meetings of shareholders are recorded.
Under the Patriot certificate, subject to the rights of any class or series of preferred stock of Patriot, any action required or permitted to be taken by the shareholders of Patriot at an annual or special meeting must be effected at a duly called annual or special meeting of shareholders of Patriot and may not be effected by any consent in writing by such shareholders.

SHAREHOLDER RIGHTS PLAN

Neither Green nor Patriot currently has a shareholder rights plan in effect.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Green

        Green common stock is listed on NASDAQ under the symbol "GNBC." As of [    •    ], 2015, the latest practicable date prior to the printing of this joint proxy statement/prospectus, there were approximately [    •    ] holders of record of Green common stock. As of such date, approximately [    •    ] shares of Green common stock were outstanding. The following table shows the high and low sales prices per share of Green common stock as reported on NASDAQ on (1) May 26, 2015, the last full trading day preceding the public announcement that Green and Patriot had entered into the merger agreement, (2) [    •    ], 2015, the latest practicable trading day before the printing of this joint proxy statement/prospectus and (3) the periods indicated therein.

	Green Common Stock
	High	Low
May 26, 2015	$13.35	$12.89
[•], 2015(1)	[•]	[•]
Quarter Ended:
March 31, 2013(2)	N/A	N/A
June 30, 2013(2)	N/A	N/A
September 30, 2013(2)	N/A	N/A
December 31, 2013(2)	N/A	N/A
March 31, 2014(2)	N/A	N/A
June 30, 2014(2)	N/A	N/A
September 30, 2014	18.50	16.07
December 31, 2014	17.50	11.95
March 31, 2015	12.36	9.99
June 30, 2015	15.79	10.97

(1)
The latest practicable date prior to the printing of this joint proxy statement/prospectus.

(2)
Green became a publicly traded company on August 7, 2014. Accordingly, there was no public market value of Green's common stock for such period.

        The foregoing table may not provide meaningful information to Green shareholders in determining whether to approve the Green share issuance proposal, nor provide meaningful information to Patriot shareholders in determining whether to approve the Patriot merger proposal. Each of Green and Patriot shareholders are advised to obtain current market quotations for Green common stock. The market price of Green common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Green common stock before or after the closing date of the merger. Changes in the market price of Green common stock prior to the closing of the merger will affect the market value of the merger consideration that Patriot shareholders will be entitled to receive upon completion of the merger. See the section of this joint proxy statement/prospectus entitled "Risk Factors" beginning on page 34.

        Green has not declared or paid any dividends on its common stock. Green currently intends to retain all of its future earnings, if any, for use in its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Green board after taking into account various factors, including Green business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on Green's ability to pay dividends. In addition, the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations. For further information, see the section of this joint proxy statement/prospectus entitled "The Merger—Green's Dividend Policy" beginning on page 239.

Patriot

        Patriot is a privately held corporation and its common stock is not traded on any established public trading market. As of the Patriot record date, there were approximately 408 holders of record of Patriot common stock. As of such date, approximately 120,465,459 shares of Patriot common stock were outstanding.

        Patriot has not declared or paid any dividends on its common stock. Patriot currently intends to retain all of its future earnings, if any, for use in its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Patriot board after taking into account various factors, including Patriot business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on Patriot's ability to pay dividends. In addition, the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations.

 LEGAL MATTERS

        The validity of the Green common stock to be issued in connection with the merger will be passed upon for Green by Skadden, Arps, Slate, Meagher & Flom LLP. Certain U.S. federal income tax consequences relating to the integrated mergers will also be passed upon for Green by Skadden, Arps, Slate, Meagher & Flom LLP and for Patriot by Harris Law Firm PC.

EXPERTS

Green

        The consolidated financial statements of Green Bancorp, Inc. and subsidiary as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in this joint proxy statement/prospectus and incorporated by reference from Green's Annual Report on Form 10-K for the year ended December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein. Such consolidated financial statements have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Patriot

        The consolidated financial statements of Patriot and its subsidiaries as of December 31, 2014 and 2013, and for the fiscal years ended December 31, 2014, 2013 and 2012 have been included herein and have been audited by Davis Kinard & Co, PC, independent registered public accounting firm, in reliance upon the report of such firm appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS FOR THE GREEN 2016 ANNUAL MEETING

        In order for Green shareholder proposals submitted pursuant to Rule 14a-8 of the Exchange Act to be presented at Green's 2016 annual meeting of shareholders and included in Green's annual proxy statement and form of proxy relating to such meeting, such proposals must be submitted to Green's Secretary at Green's principal executive offices no later than January 10, 2016. Green shareholder proposals should be submitted to Green's Secretary at Green Bancorp, Inc., 4000 Greenbriar, Houston, Texas 77098, Attn: John P. Durie

        In addition, the Green bylaws provide that only such business which is properly brought before a Green shareholder meeting will be conducted. For business to be properly brought before a meeting or nominations of persons for election to the Green board to be properly made at a meeting by a Green shareholder, notice must be received by Green's secretary at Green's offices not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of Green shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the Green shareholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. Such notice to Green must also provide certain information set forth in the Green bylaws. A copy of the Green bylaws may be obtained upon written request to Green's Secretary.

 WHERE YOU CAN FIND MORE INFORMATION

        Green has filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of Green common stock that Patriot shareholders will be entitled to receive in connection with the merger if the merger is completed. This joint proxy statement/prospectus is a part of that registration statement. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Green and Green common stock. The rules and regulations of the SEC allow Green to omit certain information included in the registration statement from this joint proxy statement/prospectus.

        Green also files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of the materials Green files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. General information about Green, including Green's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through Green's website at http://www.greenbank.com as soon as reasonably practicable after Green files them with, or furnishes them to, the SEC. Information on Green's website is not incorporated into this joint proxy statement/prospectus or Green's other securities filings and is not a part of these filings.

        Set forth below are additional documents which are incorporated by reference and contain important information about Green and its financial condition.

Green SEC Filings (SEC File No. 001-36580; CIK No. 0001606363)	Period or Date Filed
Annual Report on Form 10-K.	Year ended December 31, 2014.
Quarterly Report on Form 10-Q.	Quarter ended March 31, 2015.
Current Reports on Form 8-K (with respect to information that was filed and not furnished).	Filed on January 29, 2015, April 30, 2015, May 27, 2015, May 28, 2015, June 12, 2015 and July 28, 2015.
Proxy Statement on Schedule 14A.	Filed on April 30, 2015.
The description of Green's common stock set forth in Green's registration statements.	Filed on June 24, 2014 and July 29, 2014.
Registration of Certain Classes of Securities on Form 8-A.	Filed on July 29, 2014.

        Information about Green can also be found in additional documents that Green may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of Patriot's special meeting (other than the portions of those documents not deemed to be filed). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements.

        You can obtain any of the documents referred to above through Green or from the SEC through the SEC's Internet site at the address described above. Documents incorporated by reference are available from Green without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone from Green at the following address:

Green Bancorp, Inc. 4000 Greenbriar Houston, Texas 77098 Telephone: (713) 275-8220

        Patriot is a private company and accordingly does not file reports or other information with the SEC. If you would like to request documents from Patriot, please send a request in writing or by telephone to Patriot at the following address:

Patriot Bancshares, Inc. 7500 San Felipe, Suite 125 Houston, Texas 77063 Telephone: (713) 400-7108

        If you would like to request documents, please do so by [    •    ] [    •    ], 2015 to receive them before the Patriot and Green special meetings respectively. If you request any incorporated documents from Green, then Green will mail them to you by first-class mail, or another equally prompt means, within one business day after Green receives your request.

        Green has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Green, and Patriot has supplied all information contained in this joint proxy statement/prospectus relating to Patriot.

        Neither Green nor Patriot has authorized anyone to give any information or make any representation about the merger, the Green share issuance or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained herein speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS OF GREEN AND PATRIOT

Unaudited Condensed Consolidated Financial Statements of Green Bancorp, Inc.:
Condensed Consolidated Balance Sheets as of March 31, 2015 and December 31, 2014 (Unaudited)	FS-3
Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	FS-4
Condensed Consolidated Statements of Comprehensive Income for the Three Ended March 31, 2015 and 2014 (Unaudited)	FS-5
Condensed Consolidated Statements of Changes in Shareholders' Equity for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	FS-6
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	FS-7
Notes to Interim Consolidated Financial Statements March 31, 2015 (Unaudited)	FS-8
Audited Consolidated Financial Statements of Green Bancorp, Inc.:
Report of Independent Registered Public Accounting Firm	FS-46
Consolidated Balance Sheets as of December 31, 2014 and 2013	FS-47
Consolidated Statements of Income for the Years Ended December 31, 2014, 2013 and 2012	FS-48
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013 and 2012	FS-49
Consolidated Statements of Changes in Shareholders' Equity for the Years Ended December 31, 2014, 2013 and 2012	FS-50
Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012	FS-51
Notes to Consolidated Financial Statements December 31, 2014	FS-52
Unaudited Consolidated Financial Statements of Patriot Bancshares, Inc.:
Consolidated Statements of Financial Condition as of March 31, 2015 and December 31, 2014 (Unaudited)	FS-102
Consolidated Statements of Income for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	FS-104
Consolidated Statements of Comprehensive Income for the Three Ended March 31, 2015 and 2014 (Unaudited)	FS-105
Consolidated Statements of Shareholders' Equity for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	FS-106
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2015 and 2014 (Unaudited)	FS-108
Notes to Consolidated Financial Statements (Unaudited)	FS-109
Audited Consolidated Financial Statements of Patriot Bancshares, Inc. for the Years Ended December 31, 2014 and 2013:
Report of Independent Auditors	FS-160
Management Report Regarding Statement of Management's Responsibilities, Compliance With Designated Laws and Regulations, and Management's Assessment of Internal Control Over Financial Reporting	FS-162
Consolidated Statements of Financial Condition	FS-164
Consolidated Statements of Income	FS-166
Consolidated Statements of Comprehensive Income	FS-167
Consolidated Statements of Shareholders' Equity	FS-168
Consolidated Statements of Cash Flows	FS-169

Notes to Consolidated Financial Statements	FS-170
Audited Consolidated Financial Statements of Patriot Bancshares, Inc. for the Years Ended December 31, 2013 and 2012:
Report of Independent Auditors	FS-222
Management Report Regarding Statement of Management's Responsibilities, Compliance With Designated Laws and Regulations, and Management's Assessment of Internal Control Over Financial Reporting	FS-224
Consolidated Statements of Financial Condition	FS-226
Consolidated Statements of Income	FS-228
Consolidated Statements of Comprehensive Income	FS-229
Consolidated Statements of Shareholders' Equity	FS-230
Consolidated Statements of Cash Flows	FS-231
Notes to Consolidated Financial Statements	FS-232

GREEN BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 and DECEMBER 31, 2014

(Dollars in thousands, except share data)

(Unaudited)

	March 31, 2015	December 31, 2014
ASSETS
Cash and due from banks	$15,826	$13,963
Interest bearing deposits in financial institutions	113,282	54,960

Total cash and cash equivalents	129,108	68,923
Available-for-sale securities, at fair value	180,038	187,565
Held-to-maturity securities, at amortized cost (fair value of $48,362 and $50,725, respectively)	47,997	50,713
Dallas Federal Reserve stock	7,186	7,173
FHLB of Dallas stock	2,814	4,192

Total securities and other investments	238,035	249,643
Loans held-for-sale	939	573
Loans held for investment	1,810,842	1,799,155
Allowance for loan losses	(17,542)	(15,605)

Loans, net	1,794,239	1,784,123
Premises and equipment, net	24,817	25,200
Goodwill	30,129	30,129
Core deposit intangibles, net of accumulated amortization	4,000	4,148
Accrued interest receivable	5,506	4,916
Deferred tax asset, net	8,109	8,468
Real estate acquired by foreclosure	4,863	4,863
Bank owned life insurance	7,957	7,903
Other assets	5,902	7,819

TOTAL ASSETS	$2,252,665	$2,196,135

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Deposits:
Noninterest-bearing	$459,100	$431,942
Interest-bearing transaction and savings	809,300	777,431
Certificates and other time deposits	663,451	636,340

Total deposits	1,931,851	1,845,713
Securities sold under agreements to repurchase	13,012	4,605
Other borrowed funds	7,323	47,586
Accrued interest payable	731	767
Other liabilities	5,978	9,059

Total liabilities	1,958,895	1,907,730

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, 26,176,118 and 26,175,949 shares issued and outstanding at March 31, 2015 and December 31, 2014	262	262
Capital surplus	252,652	252,421
Retained earnings	39,309	34,660
Accumulated other comprehensive income (loss), net	1,547	1,062

Total shareholders' equity	293,770	288,405

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,252,665	$2,196,135

See notes to interim condensed consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended March 31,
	2015	2014
INTEREST INCOME:
Loans, including fees	$21,659	$16,976
Securities	878	1,029
Other investments	110	78
Deposits in financial institutions	55	24

Total interest income	22,702	18,107

INTEREST EXPENSE:
Transaction and savings deposits	682	577
Certificates and other time deposits	1,474	1,810
Other borrowed funds	30	44

Total interest expense	2,186	2,431

NET INTEREST INCOME	20,516	15,676
PROVISION FOR LOAN LOSSES	1,505	1,223

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,011	14,453

NONINTEREST INCOME:
Customer service fees	863	531
Loan fees	371	550
Gain on sale of guaranteed portion of loans, net	645	430
Gain on sale of loans held-for-sale, net	75	—
Other	131	96

Total noninterest income	2,085	1,607

NONINTEREST EXPENSE:
Salaries and employee benefits	8,757	6,931
Occupancy	1,460	1,133
Professional and regulatory fees	1,467	780
Data processing	644	388
Software license and maintenance	362	315
Marketing	148	172
Loan related	109	117
Real estate acquired by foreclosure, net	13	169
Other	796	592

Total noninterest expense	13,756	10,597

INCOME BEFORE INCOME TAXES	7,340	5,463
PROVISION FOR INCOME TAXES	2,691	1,975

NET INCOME	$4,649	$3,488

EARNINGS PER SHARE:
Basic	$0.18	$0.17

Diluted	$0.18	$0.17

See notes to interim condensed consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2015	2014
NET INCOME	$4,649	$3,488
OTHER COMPREHENSIVE INCOME, BEFORE TAX:
Change in unrealized gain on securities available-for-sale	746	1,183

Total other comprehensive income before tax	746	1,183
DEFERRED TAX EXPENSE RELATED TO OTHER COMPREHENSIVE INCOME	261	414

OTHER COMPREHENSIVE INCOME, NET OF TAX	485	769

COMPREHENSIVE INCOME	$5,134	$4,257

See notes to interim condensed consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(In thousands)

(Unaudited)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Capital Surplus	Retained Earnings
	Shares	Amount				Total
BALANCE—January 1, 2014	20,771	$208	$179,219	$19,918	$(127)	$199,218
Net income	—	—	—	3,488	—	3,488
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $414 and reclassification adjustment	—	—	—	—	769	769
Issuance of common stock in connection with exercise of stock options	9	—	76	—	—	76
Stock-based compensation expense	—	—	49	—	—	49

BALANCE—March 31, 2014	20,780	$208	$179,344	$23,406	$642	$203,600

BALANCE—January 1, 2015	26,176	$262	$252,421	$34,660	$1,062	$288,405
Net income	—	—	—	4,649	—	4,649
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $261 and reclassification adjustment	—	—	—	—	485	485
Issuance of common stock in connection with exercise of stock options	—	—	2	—	—	2
Stock-based compensation expense	—	—	229	—	—	229

BALANCE—March 31, 2015	26,176	$262	$252,652	$39,309	$1,547	$293,770

See notes to interim condensed consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,649	$3,488
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Amortization and accretion of premiums and discounts on securities, net	270	291
Accretion of loan discounts, net	(713)	(141)
Amortization of deposit premiums	(241)	(93)
Amortization of core deposit intangibles	148	61
Accretion of borrowing valuation allowance	(6)	—
Provision for loan losses	1,505	1,223
Depreciation	426	336
Net gain on sale of mortgage loans held-for-sale	(75)	—
Net gain on sale of guaranteed portion of loans	(645)	(430)
Originations of loans held-for-sale	(3,251)	—
Proceeds from sales of and principal collected on loans held-for-sale	2,960	—
Stock-based compensation expense	121	49
Increase in accrued interest receivable and other assets, net	1,371	1,601
Increase in accrued interest payable and other liabilities, net	(3,009)	(802)

Net cash provided by operating activities	3,510	5,583

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the maturities or calls and paydowns of available-for-sale securities	11,042	15,328
Purchases of available-for-sale securities	(2,976)	(10,015)
Proceeds from the maturities or calls and paydowns of held-to-maturity securities	2,653	2,204
Purchases of held-to-maturity securities	—	(1,988)
Proceeds from sales of guaranteed portion of loans	7,099	6,312
Purchases of FHLB of Dallas stock, net of redemptions	1,378	(5)
Purchases of Dallas Federal Reserve stock	(13)	(1,127)
Net increase in loans held for investment	(16,996)	(53,066)
Investment in construction of premises and purchases of other fixed assets	(43)	(447)

Net cash provided by (used in) investing activities	2,144	(42,804)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposit accounts	86,379	39,161
Net increase in securities sold under agreements to repurchase	8,407	5,800
Net repayment of other short-term borrowed funds	(257)	(12)
Repayment of other long-term borrowed funds	(40,000)	—
Proceeds from issuance of common stock due to exercise of stock options	2	76

Net cash provided by financing activities	54,531	45,025

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$60,185	$7,804
CASH AND CASH EQUIVALENTS:
Beginning of year	68,923	34,757

End of year	$129,108	$42,561

SUPPLEMENTAL INFORMATION:
Interest paid	$2,222	$2,496
Income taxes paid	$—	$100

See notes to interim condensed consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2015

(Unaudited)

1. BASIS OF PRESENTATION

        The interim condensed consolidated financial statements include the accounts of Green, together with Green Bank, its subsidiary bank. All intercompany transactions and balances have been eliminated.

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. In the opinion of management, the interim statements reflect all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows of Green on a consolidated basis and all such adjustments are of a normal recurring nature. These financial statements and the accompanying notes should be read in conjunction with Green's Annual Report on Form 10-K for the year ended December 31, 2014. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015 or any other period.

        Organization—Green is a Texas corporation that was incorporated on October 20, 2004. In 2006 Green entered into an agreement and plan of merger with Redstone Bank, National Association, a national banking association located in Houston, Texas, for the purpose of acquiring all of the issued and outstanding stock of Redstone Bank. The acquisition was completed on December 31, 2006, and Green became a bank holding company registered under the BHC Act.

        Green Bank is a national banking association, which was chartered under the laws of the United States of America as a national bank on February 17, 1999, as Redstone Bank. On September 14, 2007, the name was changed to Green Bank. Green Bank provides commercial and consumer banking services in the greater Houston, Dallas, Austin and Louisville metropolitan areas.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of available-for-sale securities, acquired assets and liabilities, goodwill, and fair value.

2. EARNINGS PER COMMON SHARE

        Basic earnings per common share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding during the period.

        Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. Outstanding stock options issued by Green represent the only dilutive effect reflected in diluted weighted average shares.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

2. EARNINGS PER COMMON SHARE (Continued)

        The following table illustrates the computation of basic and diluted earnings per share:

	Three Months Ended March 31,
	2015		2014
	Amount	Per Share Amount	Amount	Per Share Amount
	(Amounts in thousands, except per share amounts)
Net income	$4,649		$3,488
Basic:
Weighted average shares outstanding	26,176	$0.18	20,775	$0.17
Diluted:
Add incremental shares for:
Effect of dilutive securities—options	183		132

Total	26,359	$0.18	20,907	$0.17

3. RECENT ACCOUNTING STANDARDS

Accounting Standards Updates (which we refer to in this joint proxy statement/prospectus as "ASU")

        FASB ASU No. 2014-04—"Receivables—Troubled Debt Restructuring by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure" clarifies when an in substance foreclosure occurs, that is, when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. This is the point when the consumer mortgage loan should be derecognized and the real property recognized. ASU 2014-04 was effective for Green on January 1, 2015 and did not have a significant impact on Green's financial statements.

        FASB ASU No. 2014-09—"Revenue from Contract with Customers (Topic 606)" supersedes the revenue recognition requirements in Revenue Recognition (Topic 605), and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally ASU 2014-09 supersedes some cost guidance included in Revenue Recognition—Construction-Type and Production-Type Contracts (Subtopic 605-35). In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement. The core principal of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of this ASU becomes effective for Green beginning after January 1, 2017, with retrospective application to each prior reporting period presented, and is not expected to have a significant impact on Green's financial statements.

        FASB ASU No. 2014-11—"Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure" changes the accounting for repurchase-to-maturity transactions

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

3. RECENT ACCOUNTING STANDARDS (Continued)

to secured borrowing accounting. It also requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting and disclosure for the repurchase agreement. The adoption of this ASU becomes effective for Green beginning after January 1, 2016 and is not expected to have a significant impact on Green's financial statements.

        FASB ASU No. 2014-12—"Compensation-Stock Compensation (Topic 718)—Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of the compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The adoption of this ASU becomes effective for Green beginning after January 1, 2016 and is not expected to have a significant impact on Green's financial statements.

        FASB ASU No. 2014-14—"Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure" requires creditors to reclassify mortgage loans as another receivable that is separate from loans and to measure the receivable at the fixed or determinable amount expected to be received under the government guarantee if upon foreclosure the mortgage loans meet certain conditions. ASU 2014-04 was effective for Green on January 1, 2015 and did not have a significant impact on Green's financial statements.

        FASB ASU No. 2015-01—"Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items, which, among other things, required an entity to segregate extraordinary items considered to be unusual and infrequent from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. ASU 2015-01 is effective for Green beginning January 1, 2016, though early adoption is permitted. ASU 2015-01 is not expected to have a significant impact on Green's financial statements.

4. ACQUISITIONS

        Acquisitions are an integral part of Green's growth strategy. All acquisitions were accounted for using the acquisition method of accounting. Accordingly, the assets and liabilities of the acquired entities were recorded at their fair values at the acquisition date. The excess of the purchase price over

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

4. ACQUISITIONS (Continued)

the estimated fair value of the net assets for tax-free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets for taxable acquisitions was recorded as goodwill, and is deductible for tax purposes. The identified core deposit intangibles for each acquisition are being amortized using a non-pro rata basis over an estimated life of six to nineteen years. The results of operations for each acquisition have been included in Green's consolidated financial results beginning on the respective acquisition date.

        The measurement period for Green to determine the fair values of acquired identifiable assets and assumed liabilities will end at the earlier of (1) twelve months from the date of the acquisition or (2) as soon as Green receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. Green is currently in the process of obtaining fair values for certain acquired assets and assumed liabilities and therefore the following estimates for the SharePlus acquisition are preliminary.

        On October 17, 2014, Green completed the acquisition of SP Bancorp, Inc. and its wholly owned subsidiary SharePlus Bank. SharePlus Bank was a Texas chartered state bank headquartered in Plano, Texas, with four branches, two in Plano, Texas, one in Dallas, Texas and one in Louisville, Kentucky. The expansion complements Green's Dallas area growth. As of September 30, 2014, SharePlus, on a consolidated basis, had $348.7 million in total assets, $248.2 million in loans, $280.5 million in deposits and $33.7 million in shareholders' equity. The acquisition was not considered significant to Green's financial statements and therefore pro forma financial data and related disclosures are not included.

        Pursuant to the terms of the acquisition agreement, Green paid $46.4 million in cash for all outstanding shares of SP Bancorp capital stock, which resulted in goodwill of $14.5 million as of December 31, 2014. Additionally, Green recognized $3.5 million of core deposit intangibles as of December 31, 2014. These goodwill, deferred tax asset and core deposit intangible balances as of March 31, 2015 do not include potential subsequent fair value adjustments that are still being finalized.

5. CASH AND CASH EQUIVALENTS

        Green Bank, as a correspondent of the Dallas Federal Reserve, is required to maintain average reserve balances. Interest-bearing deposits include restricted amounts of $44.2 million and $42.0 million at March 31, 2015 and December 31, 2014, respectively, as a result of this requirement.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

6. SECURITIES

        The amortized cost and fair value of securities as of the dates set forth were as follows:

	March 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$55,049	$78	$(5)	$55,122
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	94,716	2,445	(28)	97,133
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	27,893	72	(182)	27,783

Total	$177,658	$2,595	$(215)	$180,038

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$15,650	$493	$(83)	$16,060
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	32,347	137	(182)	32,302

Total	$47,997	$630	$(265)	$48,362

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$57,108	$21	$(85)	$57,044
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	100,002	2,022	(108)	101,916
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	28,821	74	(290)	28,605

Total	$185,931	$2,117	$(483)	$187,565

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$16,823	$485	$(123)	$17,185
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	33,890	87	(437)	33,540

Total	$50,713	$572	$(560)	$50,725

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

6. SECURITIES (Continued)

        Expected maturities of securities will differ from contractual maturities because the underlying borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The following table sets forth, as of the date indicated, contractual maturities of securities:

	March 31, 2015
	Available-for-sale		Held-to-maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$15,023	$15,037	$—	$—
Due after one year through five years	40,026	40,085	—	—
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	94,716	97,133	15,650	16,060
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	27,893	27,783	32,347	32,302

Total	$177,658	$180,038	$47,997	$48,362

        There were no sales of securities during the three months ended March 31, 2015 or 2014.

        Management evaluates securities for OTTI at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities classified as available-for-sale or held-to-maturity are evaluated for OTTI under ASC 320, Investments—Debt and Equity Securities.

        In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

        When OTTI occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

        As of March 31, 2015, Green does not intend to sell any debt securities classified as held-to-maturity and management believes that Green more likely than not will not be required to sell any debt securities that are in a loss position before their anticipated recovery, at which time Green will receive full value for the securities. Furthermore, as of March 31, 2015, management does not have the intent to sell any of its securities classified as available-for-sale that are in a loss position and believes that it is more likely than not that Green will not have to sell any such securities before a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

6. SECURITIES (Continued)

recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of March 31, 2015, management believes any impairment in Green's securities is temporary and no impairment loss has been realized in Green's consolidated statements of income.

        Declines in the fair value of individual securities below their cost that are other-than-temporary would result in writedowns, as a realized loss, to their fair value. In evaluating other-than-temporary impairment losses, management considers several factors including the severity and the duration that the fair value has been less than cost, the credit quality of the issuer, and whether it is more likely than not that Green will be required to sell the security before a recovery in value. Green has not realized any losses due to other-than-temporary impairment of securities as of March 31, 2015.

        Securities with unrealized losses segregated by length of continuous unrealized loss position as of the dates set forth were as follows:

	March 31, 2015
	Less than 12 Months			More than 12 Months
	Amortized Cost	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$7,003	$(5)	$6,998	$—	$—	$—
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	7,438	(28)	7,410	—	—	—
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	3,396	(7)	3,389	7,642	(175)	7,467

Total	$17,837	$(40)	$17,797	$7,642	$(175)	$7,467

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$1,714	$(23)	$1,691	$2,631	$(60)	$2,571
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	6,968	(15)	6,953	10,431	(167)	10,264

Total	$8,682	$(38)	$8,644	$13,062	$(227)	$12,835

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

6. SECURITIES (Continued)

	December 31, 2014
	Less than 12 Months			More than 12 Months
	Amortized Cost	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$37,049	$(85)	$36,964	$—	$—	$—
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	20,403	(53)	20,350	4,440	(56)	4,384
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	3,514	—	3,514	12,559	(289)	12,270

Total	$60,966	$(138)	$60,828	$16,999	$(345)	$16,654

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$—	$—	$—	$4,564	$(122)	$4,442
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	12,414	(92)	12,322	13,988	(346)	13,642

Total	$12,414	$(92)	$12,322	$18,552	$(468)	$18,084

        At March 31, 2015 and December 31, 2014, there were fifteen securities and twelve securities, respectively, in an unrealized loss position for more than 12 months.

        Green did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored enterprises) for which the aggregate adjusted cost exceeds 10% of the consolidated shareholders' equity at March 31, 2015 or December 31, 2014.

        Securities with an amortized cost of $17.1 million and $17.7 million and fair value of $17.3 million and $17.9 million were pledged and available to be sold under repurchase agreements at March 31, 2015 and December 31, 2014, respectively. Securities with an amortized cost of $56.5 million and $55.0 million and fair value of $56.6 million and $54.8 million were pledged to various Federal Reserve Districts related to deposits of bankruptcy trustees at March 31, 2015 and December 31, 2014, respectively. In addition, securities with an amortized cost of $616 thousand and $669 thousand and fair value of $648 thousand and $701 thousand were pledged as collateral for Green's derivative instruments at March 31, 2015 and December 31, 2014, respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS

        The loan portfolio classified by type and class as of the dates set forth were as follows:

	March 31, 2015
	Originated	Acquired	Total
	(Dollars in thousands)
Commercial & industrial	$724,871	$19,509	$744,380
Real estate:
Owner occupied commercial real estate	152,034	14,570	166,604
Commercial real estate	338,709	28,362	367,071
Construction, land & land development	262,406	10,719	273,125
Residential mortgage	111,163	138,428	249,591
Consumer and other	6,970	3,101	10,071

Total loans held for investment	$1,596,153	$214,689	$1,810,842

Total loans held-for-sale	$939	$—	$939

	December 31, 2014
	Originated	Acquired	Total
	(Dollars in thousands)
Commercial & industrial	$759,810	$28,600	$788,410
Real estate:
Owner occupied commercial real estate	148,197	15,395	163,592
Commercial real estate	308,521	30,485	339,006
Construction, land & land development	230,143	10,523	240,666
Residential mortgage	107,275	149,791	257,066
Consumer and other	6,785	3,630	10,415

Total loans held for investment	$1,560,731	$238,424	$1,799,155

Total loans held-for-sale	$573	$—	$573

        The loan portfolio is comprised of three types, commercial and industrial loans, real estate loans and consumer and other loans. The real estate loans are further segregated into owner occupied commercial real estate, commercial real estate, which includes multi-family loans, construction, land and land development, which includes both commercial construction and loans for the construction of residential properties and residential mortgage, which includes first and second liens and home equity lines. Consumer and other loans includes various types of loans to consumers and overdrafts. Loans are further separated between loans originated by Green and loans acquired.

        Included in the loans held for investment balance was $10.0 million and $10.3 million of net deferred loan origination fees and unamortized premium and discount at March 31, 2015 and December 31, 2014, respectively. Also included in loans at March 31, 2015 and December 31, 2014, respectively was $905 thousand and $1.4 million in non-accretable discount on acquired credit impaired loans. Accrued interest receivable on loans was $5.0 million and $4.5 million at March 31, 2015 and

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

December 31, 2014, respectively. Consumer and other loans include overdrafts of $55 thousand and $51 thousand as of March 31, 2015 and December 31, 2014, respectively.

        The loan portfolio consists of various types of loans made principally to borrowers located in the Houston, Dallas, Austin and Louisville metropolitan areas. Although the portfolio is diversified and generally secured by various types of collateral, a substantial portion of its debtors' ability to honor their obligations is dependent on local economic conditions. The risks created by this geographic concentration and Green's exposure to energy related borrowers have been considered by management in the determination of the adequacy of the allowance for loan losses.

        Reserved-based energy loans outstanding represented approximately 7.6% and 8.7% of total funded loans, respectively, as of March 31, 2015 and December 31, 2014. Energy related service industry loans represented approximately 4.8% and 5.2% of total funded loans, respectively, as of March 31, 2015 and December 31, 2014. None of these loans were impaired as of March 31, 2015. Management believes the allowance for loan losses is appropriate to cover estimated losses on loans at each balance sheet date.

        Loan maturities and rate sensitivity of the loans held for investment, as of the date indicated, was as follows:

	March 31, 2015
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(Dollars in thousands)
Commercial & industrial	$243,532	$444,662	$56,186	$744,380
Real estate:
Owner occupied commercial real estate	24,158	61,166	81,280	166,604
Commercial real estate	25,263	265,775	76,033	367,071
Construction, land & land development	65,566	123,082	84,477	273,125
Residential mortgage	4,905	58,945	185,741	249,591
Consumer and Other	6,329	2,942	800	10,071

Total loans held for investment	$369,753	$956,572	$484,517	$1,810,842

Fixed rate	$44,040	$223,689	$98,549	$366,278
Floating rate	325,713	732,883	385,968	1,444,564

Total loans held for investment	$369,753	$956,572	$484,517	$1,810,842

        In the ordinary course of business, Green has granted loans to certain directors, officers and their affiliates. In the opinion of management, all transactions entered into between Green and such related parties have been and are in the ordinary course of business, made on the same terms and conditions as similar transactions with unaffiliated persons.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

        An analysis of activity with respect to these related-party loans for the periods ended March 31, 2015 and December 31, 2014 was as follows:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Beginning balance	$—	$—
Advances	—	2
Repayments	—	(2)

Ending Balance	$—	$—

        Acquired Loans—The outstanding principal balance and recorded investment in the total acquired loans from all acquisitions, as of the dates set forth, was as follows:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Credit impaired acquired loans:
Outstanding principal balance	$15,417	$16,224
Recorded investment	13,409	14,154

Discount, net	$2,008	$2,070

Other acquired loans:
Outstanding principal balance	202,804	226,284
Deferred fees, net	(58)	(3)
Recorded investment	201,280	224,270

Discount, net	$1,466	$2,011

Total acquired loans:
Outstanding principal balance	218,221	242,508
Deferred fees, net	(58)	(3)
Recorded investment	214,689	238,424

Discount, net	$3,474	$4,081

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

        Changes in the accretable yield for credit impaired acquired loans for the periods indicated, were as follows:

	Three Months Ended March 31,
	2015	2014
	(Dollars in thousands)
Balance at beginning of period	$685	$603
Additions	—	62
Reclassifications from nonaccretable yield	480	161
Accretion	(63)	(141)

Balance at period end	$1,102	$685

        Purchased credit impaired loans are evaluated on an ongoing basis after acquisition. Reclassifications from nonaccretable yield to accretable yield are recorded based on the current estimates of the timing and amount of expected future cash flows.

        Nonaccrual and Past Due Loans—When management doubts a borrower's ability to meet payment obligations, which typically occurs when principal or interest payments are more than 90 days past due, the loans are placed on nonaccrual status.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

        The age analysis of loans, segregated by class, as of the dates set forth was as follows:

	March 31, 2015
	Loans Past Due and Still Accruing
	30 - 89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual	Purchased Credit Impaired	Current	Total Loans
	(Dollars in thousands)
Originated Loans
Commercial & industrial	$2,898	$—	$2,898	$3,319	$—	$718,654	$724,871
Real estate:
Owner occupied commercial real estate	379	—	379	1,029	—	150,626	152,034
Commercial real estate	—	—	—	—	—	338,709	338,709
Construction, land & land development	2	—	2	516	—	261,888	262,406
Residential mortgage	728	—	728	1,279	—	109,156	111,163
Consumer and other	109	—	109	—	—	6,861	6,970

Total loans held for investment	$4,116	$—	$4,116	$6,143	$—	$1,585,894	$1,596,153

Acquired Loans
Commercial & industrial	$649	$—	$649	$—	$2,055	$16,805	$19,509
Real estate:
Owner occupied commercial real estate	—	—	—	—	1,063	13,507	14,570
Commercial real estate	1,139	—	1,139	547	7,145	19,531	28,362
Construction, land & land development	468	—	468	—	57	10,194	10,719
Residential mortgage	1,201	—	1,201	212	3,089	133,926	138,428
Consumer and other	29	7	36	—	—	3,065	3,101

Total loans held for investment	$3,486	$7	$3,493	$759	$13,409	$197,028	$214,689

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

	December 31, 2014
	Loans Past Due and Still Accruing
	30 - 89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual	Purchased Credit Impaired	Current	Total Loans
	(Dollars in thousands)
Originated Loans
Commercial & industrial	$7,266	$—	$7,266	$1,789	$—	$750,755	$759,810
Real estate:
Owner occupied commercial real estate	1,464	—	1,464	173	—	146,560	148,197
Commercial real estate	—	—	—	—	—	308,521	308,521
Construction, land & land development	677	—	677	940	—	228,526	230,143
Residential mortgage	382	16	398	1,277	—	105,600	107,275
Consumer and other	217	—	217	95	—	6,473	6,785

Total loans held for investment	$10,006	$16	$10,022	$4,274	$—	$1,546,435	$1,560,731

Acquired Loans
Commercial & industrial	$137	$—	$137	$—	$2,432	$26,031	$28,600
Real estate:
Owner occupied commercial real estate	—	—	—	—	1,248	14,147	15,395
Commercial real estate	1,141	—	1,141	570	7,261	21,513	30,485
Construction, land & land development	2,048	—	2,048	—	72	8,403	10,523
Residential mortgage	981	—	981	—	3,141	145,669	149,791
Consumer and other	7	—	7	—	—	3,623	3,630

Total loans held for investment	$4,314	$—	$4,314	$570	$14,154	$219,386	$238,424

        Impaired Loans—The following is a summary of information related to nonaccrual restructured loans and accruing loans past due 90 days or more as of the dates set forth:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Nonaccrual loans	$3,789	$2,127
Accruing loans past due 90 days or more	7	16
Restructured loans—nonaccrual	3,113	2,717
Restructured loans—accruing	2,390	2,257

Total nonperforming loans	$9,299	$7,117

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

        Based on an analysis of impaired loans at March 31, 2015 and December 31, 2014, an allowance of $433 thousand and $468 thousand, respectively, was allocated to impaired loans. The average recorded investment in impaired loans for the three months ended March 31, 2015, and for the year ended December 31, 2014, was $9.1 million and $11.7 million, respectively. There was approximately $53 thousand and $55 thousand in interest recognized on impaired loans, for the three months ended March 31, 2015 and 2014, respectively. Interest recognized includes interest accrual on restructured loans that are performed based on their restructured terms and interest calculated on paid nonaccrual loans.

        Impaired loans of $6.9 million and $4.8 million at March 31, 2015 and December 31, 2014 respectively, have been categorized by management as nonaccrual loans. Interest foregone on nonaccrual loans for the three months ended March 31, 2015 and 2014 was approximately $164 thousand and $398 thousand, respectively.

        The following table presents additional information regarding impaired loans that were individually evaluated for impairment as of the dates indicated:

	March 31, 2015
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial & industrial	$1,433	$1,442	$—
Owner occupied commercial real estate	1,029	1,034	—
Commercial real estate	547	547	—
Construction, land & land development	2,430	2,431	—
Residential mortgage	1,263	1,264	—
Consumer and other	152	152	—
With an allowance recorded:
Commercial & industrial	$2,210	$2,211	$261
Residential mortgage	228	228	172
Total:
Commercial & industrial	$3,643	$3,653	$261
Owner occupied commercial real estate	1,029	1,034	—
Commercial real estate	547	547	—
Construction, land & land development	2,430	2,431	—
Residential mortgage	1,491	1,492	172
Consumer and other	152	152	—

	$9,292	$9,309	$433

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

	December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial & industrial	$1,424	$1,424	$—
Owner occupied commercial real estate	173	173	—
Commercial real estate	2,506	2,510	—
Construction, land & land development	969	969	—
Residential mortgage	1,277	1,277	—
Consumer and other	155	156	—
With an allowance recorded:
Commercial & industrial	$502	$502	$373
Consumer and other	95	95	95

Total:
Commercial & Industrial	$1,926	$1,926	$373
Owner occupied commercial real estate	173	173	—
Commercial real estate	2,506	2,510	—
Construction, land & land development	969	969	—
Residential mortgage	1,277	1,277	—
Consumer and other	250	251	95

	$7,101	$7,106	$468

        Credit Quality—Internally assigned risk grades for loans are defined as follows:

          Grade 1 (Highest Quality—No Apparent Risk)—This category includes loans to borrowers of unquestioned credit standing which are secured by readily marketable collateral of undisputed value, with appropriate margin. It also includes loans to borrowing entities with: excellent capitalization, liquidity and earnings levels; quality management; positive financial trends; and favorable industry conditions.

          Grade 2 (Good Quality—Minimal Risk)—This category includes loans to investment grade entities with: good liquidity and financial condition, nominal term debt, strong debt service capability, solid management, and quality financial information. These loans are usually secured with current assets, but may be unsecured. Alternative financing from other lenders is generally available to these borrowers.

          Grade 3 (Satisfactory Quality—Acceptable Risk—Tier One)—This category includes loans to entities maintaining fair liquidity and acceptable financial conditions. The level of term debt is moderate, with adequate debt service capability. Earnings may be volatile, but borrowers in this category generally do not show a loss within the last three years. Primary debt service must be

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

  supported by identified secondary repayment sources or by guarantors with adequate and proven responsibility and capacity.

          Grade 4 (Satisfactory Quality—Acceptable Risk—Tier Two)—This category includes loans to borrowers maintaining acceptable financial conditions; however may exhibit certain characteristics of leverage or asset dependency that reflect a greater level of risk than Tier One credits. This category may also include borrowers exhibiting explainable interim losses within the previous three years and/or industry characteristics that warrant frequent monitoring.

          Grade 5 (Monitored Loans)—This category includes loans with trends or characteristics which, if continued, could result in impaired repayment ability. The borrower may exhibit a low degree of liquidity and relatively high leverage, erratic earnings history (including the possibility of a reported loss in the past four years), significant term debt and a nominal cushion for debt service capacity. Loans in this category may also include financing to start-up borrowers backed by experienced management and significant capital investment or established companies in distressed industry conditions.

          Grade 6 (Other Assets Especially Mentioned)—This category includes loans which have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or a weakening of Green's credit position at some future date. Grade 6 loans are not adversely classified and do not expose Green to sufficient risk to warrant adverse classification.

          Grade 7 (Substandard—Accruing)—This category includes loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any, or loans with identified weaknesses but where there is sufficient collateral value and/or cash flow coverage. This category includes loans that: (1) may require a secondary source of repayment (liquidation of collateral or repayment by a guarantor), (2) lack current financial information or appraisals, and/or (3) have collateral deficiencies such that Green would be in an unsecured position with an obligor not deserving unsecured credit. This category may also include borrowers with operating losses in recent periods.

          Grade 8 (Substandard—Nonaccrual)—This category includes loans with the same basic characteristics as Grade 7 loans and also meet Green's criteria for nonaccrual status, but do not warrant a Grade 9 or Grade 10 classification.

          Grade 9 (Doubtful/Exposure)—This category includes loans with all the Grade 7 or 8 characteristics but with weaknesses that make collection (or liquidation) highly questionable and improbable.

          Grade 10 (Loss)—This category includes loans which are considered uncollectible, or of such little value that they should no longer be carried as an asset of Green.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

        The credit risk profile of loans aggregated by class and internally assigned risk grades as of the dates set forth were as follows:

	March 31, 2015
	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Grade 1	$1,868	$—	$—	$—	$283	$1,209	$3,360
Grade 2	5,337	—	—	—	—	—	5,337
Grade 3	153,619	25,123	35,692	7,203	56,707	2,891	281,235
Grade 4	483,546	139,236	302,004	258,075	186,104	5,682	1,374,647
Grade 5	51,412	154	8,141	1,153	98	141	61,099
Grade 6	40,948	—	4,652	—	518	120	46,238
Grade 7	2,276	—	8,890	6,121	1,300	28	18,615
Grade 8	3,009	1,028	547	516	1,492	—	6,592
Grade 9	310	—	—	—	—	—	310

	742,325	165,541	359,926	273,068	246,502	10,071	1,797,433
Purchased Credit Impaired	2,055	1,063	7,145	57	3,089	—	13,409

Total loans	$744,380	$166,604	$367,071	$273,125	$249,591	$10,071	$1,810,842

	December 31, 2014
	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Grade 1	$2,410	—	—	—	285	997	3,692
Grade 2	5,338	—	—	—	—	—	5,338
Grade 3	183,109	26,830	33,347	7,605	57,945	2,956	311,792
Grade 4	484,214	133,051	283,401	222,209	192,565	6,067	1,321,507
Grade 5	62,783	1,016	1,935	3,692	99	150	69,675
Grade 6	42,995	—	2,680	—	447	121	46,243
Grade 7	3,341	1,273	9,812	6,148	1,307	29	21,910
Grade 8	1,788	174	570	940	1,277	95	4,844
Grade 9	—	—	—	—	—	—	—

	785,978	162,344	331,745	240,594	253,925	10,415	1,785,001
Purchased Credit Impaired	2,432	1,248	7,261	72	3,141	—	14,154

Total loans	$788,410	$163,592	$339,006	$240,666	$257,066	$10,415	$1,799,155

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

7. LOANS (Continued)

        Troubled Debt Restructurings—The restructuring of a loan is considered a troubled debt restructuring if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses.

        Troubled debt restructurings identified during the periods indicated were as follows:

	Three Months Ended March 31, 2015
	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Recorded Investment as of March 31, 2015
	(Dollars in thousands)
Commercial & industrial	1	$739	$689

Total	1	$739	$689

        The modifications primarily related to extending the maturity date of the loans, which includes loans modified post-bankruptcy. Green did not forgive any principal or interest on the restructured loans. For the three months ended March 31, 2015, Green added $739 thousand in new troubled debt restructurings of which $689 thousand was still outstanding on March 31, 2015. The decrease in outstanding balance was due to payments totaling $50 thousand during the three months ended March 31, 2015. Restructured loans are individually evaluated for impairment. The allowance for loan losses included specific reserves of $37 thousand related to the $689 thousand loan at March 31, 2015.

        There were no loans restructured during the three months ended March 31, 2014.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

8. ALLOWANCE FOR LOAN LOSSES

        An analysis of activity in the allowance for loan losses for the periods indicated, and the balance of loans receivable by the method of impairment evaluation for those periods were as follows:

	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Allowance for loan losses:
For the Three Months
Balance—January 1, 2015	$8,145	$974	$2,942	$2,633	$645	$266	$15,605
Charge-offs	(77)	—	—	—	—	(105)	(182)
Recoveries	597	—	1	—	12	4	614
Provision	(25)	334	923	(164)	398	39	1,505

Balance—March 31, 2015	$8,640	$1,308	$3,866	$2,469	$1,055	$204	$17,542

As of March 31, 2015
Allowance for loan losses:
Collectively evaluated for impairment	$7,625	$1,305	$3,712	$2,458	$883	$204	$16,187
Individually evaluated for impairment	261	—	—	—	172	—	433
Purchased credit impaired	754	3	154	11	—	—	922

Total allowance for loan losses	$8,640	$1,308	$3,866	$2,469	$1,055	$204	$17,542

Loans receivable:
Collectively evaluated for impairment	$738,682	$164,512	$359,379	$270,638	$245,011	$9,919	$1,788,141
Individually evaluated for impairment	3,643	1,029	547	2,430	1,491	152	9,292
Purchased credit impaired	2,055	1,063	7,145	57	3,089	—	13,409

Total loans evaluated for impairment	$744,380	$166,604	$367,071	$273,125	$249,591	$10,071	$1,810,842

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

8. ALLOWANCE FOR LOAN LOSSES (Continued)

	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Allowance for loan losses:
For the Year
Balance—January 1, 2014	$10,196	$874	$2,216	$1,103	$654	$1,318	$16,361
Charge-offs	(2,927)	—	—	—	—	(1,297)	(4,224)
Recoveries	118	14	1	—	20	622	775
Provision	758	86	725	1,530	(29)	(377)	2,693

Balance—December 31, 2014	$8,145	$974	$2,942	$2,633	$645	$266	$15,605

As of December 31, 2014
Allowance for loan losses:
Collectively evaluated for impairment	$7,772	$971	$2,789	$2,622	$645	$171	$14,970
Individually evaluated for impairment	373	—	—	—	—	95	468
Purchased credit impaired	—	3	153	11	—	—	167

Total allowance for loan losses	$8,145	$974	$2,942	$2,633	$645	$266	$15,605

Loans receivable:
Collectively evaluated for impairment	$784,052	$162,171	$329,239	$239,625	$252,648	$10,165	$1,777,900
Individually evaluated for impairment	1,926	173	2,506	969	1,277	250	7,101
Purchased credit impaired	2,432	1,248	7,261	72	3,141	—	14,154

Total loans evaluated for impairment	$788,410	$163,592	$339,006	$240,666	$257,066	$10,415	$1,799,155

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

8. ALLOWANCE FOR LOAN LOSSES (Continued)

	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Allowance for loan losses:
For the Three Months
Balance—January 1, 2014	$10,196	$874	$2,216	$1,103	$654	$1,318	$16,361
Charge-offs	(1,239)	—	—	—	—	(1,281)	(2,520)
Recoveries	50	—	1	—	3	1	55
Provision	471	(82)	499	(24)	66	293	1,223

Balance—March 31, 2014	$9,478	$792	$2,716	$1,079	$723	$331	$15,119

As of March 31, 2014
Allowance for loan losses:
Collectively evaluated for impairment	$7,752	$789	$2,537	$1,060	$589	$330	$13,057
Individually evaluated for impairment	1,726	—	29	—	134	—	1,889
Purchased credit impaired	—	3	150	19	—	1	173

Total allowance for loan losses	$9,478	$792	$2,716	$1,079	$723	$331	$15,119

Loans receivable:
Collectively evaluated for impairment	$668,579	$150,906	$302,715	$150,501	$105,919	$5,792	$1,384,412
Individually evaluated for impairment	6,396	—	3,132	1,738	1,317	42	12,625
Purchased credit impaired	837	1,609	4,532	88	172	—	7,238

Total loans evaluated for impairment	$675,812	$152,515	$310,379	$152,327	$107,408	$5,834	$1,404,275

9. PREMISES AND EQUIPMENT

        Premises and equipment as of the dates indicated are summarized as follows:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Land	$7,652	$7,652
Buildings and improvements	21,827	21,831
Furniture, fixtures and equipment	8,124	8,075

	37,603	37,558
Less accumulated depreciation	(12,786)	(12,358)

Total	$24,817	$25,200

        Depreciation of premises and equipment totaled $426 thousand and $336 thousand for the three months ended March 31, 2015 and 2014, respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

10. GOODWILL AND CORE DEPOSIT INTANGIBLES

        Green reviews its goodwill for impairment annually, or more frequently, if indicators of impairment exist. At March 31, 2015 and December 31, 2014, management determined that goodwill, as reflected in Green's financial statements, was not impaired. The most recent goodwill impairment test was as of December 31, 2014. Subsequent to year end, management has determined that no triggering events have occurred that would result in impairment.

        Changes in the carrying amount of goodwill and core deposit intangibles for the periods set forth were as follows:

	Goodwill	Core Deposit Intangibles
	(Dollars in thousands)
Balance—December 31, 2013	$15,672	$984
Add—acquisition of SharePlus	14,457	3,467
Less—amortization	—	(303)

Balance—December 31, 2014	$30,129	$4,148

Less amortization	—	(148)

Balance—March 31, 2015	$30,129	$4,000

        Green initially records the total premium paid on acquisitions as goodwill. After finalizing the valuation, core deposit intangibles are identified and reclassified from goodwill to core deposit intangibles on the balance sheet. This reclassification has no effect on total assets, liabilities, shareholders' equity, net income or cash flows. The measurement period for Green to determine the fair value of acquired identifiable assets and assumed liabilities will be at the end of the earlier of (1) twelve months from the date of acquisition or (2) as soon as Green receives the information it was seeking about facts and circumstances that existed as of the date of acquisition. Green may record subsequent adjustments to goodwill for amounts undeterminable at acquisition date, such as deferred taxes and real estate valuations, and therefore the goodwill amounts reflected in the table above may change accordingly. As such, the SharePlus acquisition completed during 2014 may be subject to adjustment.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

10. GOODWILL AND CORE DEPOSIT INTANGIBLES (Continued)

        Core deposit intangibles are amortized on an accelerated basis over their estimated lives, which Green believes is approximately six to nineteen years. The estimated future amortization expense for the core deposit intangibles remaining as of the date indicated is as follows:

March 31, 2015
(Dollars in thousands)
2015	$442
2016	571
2017	525
2018	318
2019	271
Thereafter	1,873

Total	$4,000

11. DEPOSITS

        Included in certificates and other time deposits are individual amounts of $100,000 or more, including brokered certificates of deposit. The remaining maturities of these deposits as of the dates indicated are as follows:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
Three months or less	$87,233	$83,584
Over three through six months	82,933	86,893
Over six through twelve months	148,050	95,389
Over one through two years	91,618	112,316
Over two through three years	65,857	43,191
Over three through four years	49,106	74,745
Over four through five years	10,157	9,158
Over five years	—	—

Total	$534,954	$505,276

        Interest expense for certificates of deposit and other time deposits of $100,000 or more was approximately $1.3 million and $1.4 million for the three months ended March 31, 2015 and 2014, respectively.

        Green had $4.3 million and $5.7 million in brokered time deposits, at March 31, 2015 and December 31, 2014, respectively.

        There are no major concentrations of deposits with any one depositor.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

12. OTHER BORROWED FUNDS

        Other borrowed funds as of the dates indicated were as follows:

	March 31, 2015	December 31, 2014
	(Dollars in thousands)
FHLB advances	$7,323	$47,586
Repurchase agreements	13,012	4,605

Total	$20,335	$52,191

        FHLB Advances—Green has an available borrowing arrangement with the FHLB, which allows Green to borrow on a collateralized basis. At March 31, 2015 and December 31, 2014, total borrowing capacity of $483.8 million and $367.2 million, respectively, was available under this arrangement. At March 31, 2015 and December 31, 2014, $7.3 million and $47.6 million was outstanding, respectively, with an average interest rate of 0.83% and 0.25%, respectively. All of Green's FHLB advances mature within eight years. These borrowings are collateralized by a blanket lien on certain real estate loans. The total borrowing capacity increased due to loan portfolio growth. Green utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in its loan portfolio.

        Dallas Federal Reserve—Green has an available borrower in custody arrangement with the Dallas Federal Reserve, which allows Green to borrow, on a collateralized basis. Certain commercial and consumer loans are pledged under this arrangement. Green maintains this borrowing arrangement to meet liquidity needs pursuant to its contingency funding plan. At March 31, 2015 and December 31, 2014, $367.0 million and $377.3 million, respectively, were available under this arrangement and no borrowings were outstanding. The available capacity decreased due to changes in collateral margins for Fed discount window lending.

        Securities Sold Under Agreements to Repurchase—Securities sold under agreements to repurchase represent the purchase of interests in securities by banking customers. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. Repurchase agreements with banking customers are settled on the following business day. All securities sold under agreements to repurchase are collateralized by pledged securities. The securities underlying the repurchase agreements are held in safekeeping by Green Bank's safekeeping agent.

        Federal Funds Purchased—Green has available federal funds lines of credit with its correspondent banks. As of March 31, 2015 and December 31, 2014, there were no federal funds purchased outstanding.

13. INCOME TAXES

        Income tax expense was $2.7 million and $2.0 million for the three months ended March 31, 2015 and 2014, respectively. Green's effective tax rate was 36.7% and 36.2% for the three months ended March 31, 2015 and 2014, respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

14. EMPLOYEE BENEFITS

        Equity Incentive Plan—Green's 2014 Plan was approved by the Green board and shareholders on July 28, 2014 and became effective immediately prior to Green's initial public offering on August 7, 2014. A total of 1,273,838 shares of Green common stock were reserved for issuance under the 2014 Plan, which permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to Green's employees, and the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of equity-based awards to Green's employees, directors, consultants and independent contractors. The 2014 Plan is administered by the Compensation Committee of the Green board, who may select which eligible participants receive awards, the types of awards to be granted, the purchase price, if any, to be paid for shares covered by the awards and the vesting, forfeiture, cancellation and other terms and conditions of the awards.

        Stock Options.    At March 31, 2015 and December 31, 2014, there were 31,000 and 11,000 time based options outstanding under the 2014 Plan, respectively. Green has three additional stock options plans, all of which are frozen to further issuance.

        The 2010 Option Plan, which was approved by the Green board on June 30, 2010, permitted the grant of up to 2,239,906 options. The non-qualified stock options granted were in the form of time-based options and performance options and may have been granted to a director, officer or employee of Green. Time-based options under the 2010 Option Plan vest over a period of four years and expire on the tenth anniversary of the date of the grant. Performance options under the 2010 Option Plan vest upon the occurrence of a liquidity event, with the vested amounts determined based on the achievement of specified performance and market metrics. The 2010 Option Plan was frozen to further issuance upon approval of the 2014 Omnibus Plan. At March 31, 2015 and December 31, 2014, there were 422,447 and 425,996 time based options, respectively, and 1,652,588 and 1,674,511 performance options, respectively, outstanding under the 2010 Option Plan.

        The Green Bancorp, Inc. 2006 Stock Option Plan (which we refer to in this joint proxy statement/prospectus as the "2006 Option Plan"), which was approved by the shareholders of Green on June 21, 2006, permitted the grant of up to 450,000 options. The options granted may have been in the form of nonqualified stock options, which may have been granted to a director, officer or employee of Green, or incentive stock options, which may have been granted only to officers of Green. Awards under the 2006 Option Plan vest over a four-year period, which began on the first anniversary of the grant date, and must be exercised within 10 years from the grant date. The 2006 Option Plan was frozen to further issuance upon approval of the 2010 Option Plan. At March 31, 2015 and December 31, 2014 there were 362,500 options outstanding under the 2006 Option Plan.

        In addition to the 2006 Option Plan, the Green board adopted the Redstone Bank 2004 Stock Option Plan (which we refer to in this joint proxy statement/prospectus as the "Redstone Option Plan") and froze the plan to further issuance, following Green's acquisition of Redstone Bank. At the time of adoption, all options to acquire stock of Redstone Bank were converted to options to acquire stock of Green and adjusted in terms of number and exercise price based on the terms of the merger agreement. All options issued under the Redstone Option Plan are fully vested as a result of the 2006

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

14. EMPLOYEE BENEFITS (Continued)

change of control event. At March 31, 2015 and December 31, 2014, respectively, there were 297,278 options outstanding under the Redstone Option Plan.

        Restricted Stock Units.    In connection with Green's initial public offering in August 2014, 275,000 restricted stock units were granted under the 2014 Plan. At March 31, 2015 and December 31, 2014, there were 275,000 restricted stock units outstanding under the 2014 Plan. Total restricted stock units compensation expense was $206 thousand in the quarter ended March 31, 2015.

        Stock Appreciation Rights Plan—On May 18, 2007, the Green board adopted the Green Bancorp Stock Appreciation Rights Plan (which we refer to in this joint proxy statement/prospectus as the "SAR Plan"). The SAR Plan provided for the issuance of up to 200,000 units to plan participants at an exercise price of no less than the fair market value of the common stock of Green at the time of grant. Units are redeemable by plan participants under certain circumstances whereby the participant will be paid the excess, if any, of the book value of Green's common stock at the time of exercise over the exercise price. The SAR Plan provides for a 10-year maximum term for units issued, vesting and exercisability limitations and accelerated vesting and deemed exercise in the event of a change of control. The SAR Plan was frozen to further issuance upon approval of the 2014 Omnibus Plan. As of March 31, 2015 and December 31, 2014, there were 121,334 and 134,000 units outstanding under the SAR Plan, respectively.

        Prior to Green's initial public offering, Green elected to account for the accrued SAR Plan liability under the intrinsic-value method as allowed for non-public companies by ASC 718, Compensation—Stock Compensation. During the quarter ended September 30, 2014, Green began to account for the accrued SAR Plan liability utilizing the fair value method. During the quarter ended March 31, 2015, a $108 thousand reversal of stock based compensation expense to reflect the fair value of the SARs was recorded.

        Benefit Plan—Green sponsors a 401(k) plan (which we refer to in this joint proxy statement/prospectus as the "401k Plan"), which is a defined contribution plan available to substantially all employees. Participants in the 401k Plan may make salary deferral contributions up to the amount allowed by law. Green makes safe harbor matching contributions to the 401k Plan equal to 100% of the participant's elective contribution for the plan year up to a maximum of 6% of the participant's salary. Green contributions are fully vested at the date of contribution. The total of Green contributions for the three months ended March 31, 2015 and 2014, were $243 thousand and $187 thousand, respectively.

15. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES

        The following table summarizes Green's contractual obligations and other commitments to make future payments as of the date indicated (other than securities sold under agreements to repurchase). Green's future cash payments associated with its contractual obligations pursuant to its certificates and

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

15. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (Continued)

other time deposits, FHLB advances including interest, and operating leases, as of the date indicated are as follows:

	March 31, 2015
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Certificates and other time deposits	$383,667	$205,372	$74,412	$—	$663,451
Federal Home Loan Bank advances	3,750	1,158	2,077	556	7,541
Operating leases	1,251	2,416	1,491	2,023	7,181

Total	$388,668	$208,946	$77,980	$2,579	$678,173

        Payments related to leases are based on actual payments specified in underlying contracts.

        Leases—A summary of Green's noncancelable future operating lease commitments as of the date indicated was as follows:

March 31, 2015
(Dollars in thousands)
2015	$933
2016	1,274
2017	1,215
2018	860
2019	758
Thereafter	2,141

Total	$7,181

        Green leases certain office facilities and equipment under operating leases. Rent expense under all noncancelable operating lease obligations, net of income from noncancelable subleases aggregated, was approximately $392 thousand and $329 thousand for the three months ended March 31, 2015 and 2014, respectively.

        Litigation—Green from time to time is involved in routine litigation arising from the normal course of business. Management does not believe that there are any pending or threatened proceedings against Green which, upon resolution, would have a material effect on the consolidated financial statements.

        Financial Instruments with Off-Balance Sheet Risk—In the normal course of business, Green is a party to various financial instruments with off-balance sheet risk to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

15. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (Continued)

of the amounts recognized in the consolidated balance sheets. Green's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of these instruments. Green uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments.

        The following is a summary of the various financial instruments outstanding as of the date set forth:

	March 31, 2015
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Commitments to extend credit	$158,446	$179,717	$99,475	$75,576	$513,214
Standby and commercial letters of credit	3,707	69	—	—	3,776

Total	$162,153	$179,786	$99,475	$75,576	$516,990

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. Green evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by Green, upon extension of credit, is based on management's credit evaluation of the customer.

        Standby and commercial letters of credit are conditional commitments issued by Green to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, Green has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The credit risk to Green in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

16. DERIVATIVE FINANCIAL INSTRUMENTS

        In order to accommodate the borrowing needs of certain commercial customers, Green entered into interest rate swap agreements with those customers. In order to offset the exposure and manage interest rate risk, at the time an agreement was entered into with a customer, Green entered into an interest rate swap with a correspondent bank counterparty with offsetting terms. These derivative instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Due to the nature of the offset in values between customer and correspondent swaps, Green did not recognize any changes in the net fair value of the derivative

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

16. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

instruments during the three months ended March 31, 2015 or 2014. The fair value amounts are included in other assets and other liabilities.

        The following is a summary of the derivative instruments outstanding as of the dates set forth:

	March 31, 2015
	Notional Amount	Fixed Rate	Floating Rate	Maturity	Fair Value
	(Dollars in thousands)
Non-hedging derivative instruments:
Customer interest rate swap:
receive fixed/pay floating	$24,300	4.87% - 5.99%	LIBOR 1 month + 3.25% - 4.50%	Wtd. Avg. 2.2 years	$350
Correspondent interest rate swap:
pay fixed/receive floating	$24,300	4.87% - 5.99%	LIBOR 1 month + 3.25% - 4.50%	Wtd. Avg. 2.2 years	$(362)

	December 31, 2014
	Notional Amount	Fixed Rate	Floating Rate	Maturity	Fair Value
	(Dollars in thousands)
Non-hedging derivative instruments:
Customer interest rate swap:
receive fixed/pay floating	$24,485	4.87% - 5.99%	LIBOR 1 month + 3.25% - 4.50%	Wtd. Avg. 2.5 years	$274
Correspondent interest rate swap:
pay fixed/receive floating	$24,485	4.87% - 5.99%	LIBOR 1 month + 3.25% - 4.50%	Wtd. Avg. 2.5 years	$(287)

        The estimated fair values of non-hedging derivative instruments are reflected within Green's consolidated balance sheet; customer interest rate swaps are included in other assets and correspondent

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

16. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

interest rate swaps are included in other liabilities. The notional amounts and estimated fair values of the non-hedging derivative instruments by classification as the dates set forth were as follows:

	March 31, 2015
	Notional Amount	Fair Value
	(Dollars in thousands)
Customer interest rate swaps (commercial customer counterparty):
Assets	$24,300	$350
Correspondent interest rate swaps (financial institution counterparty):
Liabilities	$24,300	$(362)

	December 31, 2014
	Notional Amount	Fair Value
	(Dollars in thousands)
Customer interest rate swaps (commercial customer counterparty):
Assets	$24,485	$274
Correspondent interest rate swaps (financial institution counterparty):
Liabilities	$24,485	$(287)

17. REGULATORY MATTERS

        Capital Requirements—Green is subject to various regulatory capital requirements administered by federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on its financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Green Bank must meet specific capital guidelines based on Green Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Green's capital amount and classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators.

        In July 2013, the Federal Reserve Board published the Basel III Capital Rules. The Basel III Capital Rules, among other things, (i) introduce a new capital measure called CET1, (ii) specify that Tier 1 capital consist of Common Equity Tier 1 and "Additional Tier 1 Capital" instruments meeting specified requirements, (iii) define Common Equity Tier 1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to Common Equity Tier 1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments as compared to existing regulations. The Basel III Capital Rules became effective for Green on January 1, 2015 with certain transition provisions fully phased in on January 1, 2019.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

17. REGULATORY MATTERS (Continued)

        Quantitative measures established by regulation to ensure capital adequacy require Green and Green Bank to maintain minimum amounts and ratios CET1, Tier 1 and Total capital to risk-weighted assets, and of Tier 1 capital to average assets, each as defined in the regulations. Management believes, as of March 31, 2015, that Green and Green Bank met all capital adequacy requirements to which they are subject.

        Financial institutions are categorized as well capitalized or adequately capitalized, based on minimum total risk-based, Tier 1 risk-based, CET1 and Tier 1 leverage ratios. As shown in the table below, Green's capital ratios exceeded the regulatory definition of adequately capitalized as of March 31, 2015, and December 31, 2014. Based upon the information in its most recently filed call report, Green Bank met the capital ratios necessary to be well capitalized. The regulatory authorities can apply changes in classification of assets and such changes may retroactively subject Green to changes in capital ratios. Any such changes could result in reducing one or more capital ratios below well-capitalized status. In addition, a change may result in imposition of additional assessments by the FDIC or could result in regulatory actions that could have a material effect on condition and results of operations.

        The most recent notification from the regulatory banking agencies categorized Green Bank as "well capitalized" under the regulatory capital framework for prompt corrective action and there have been no events since that notification that management believes have changed Green Bank's category.

        Green's consolidated capital ratios and Green Bank's capital ratios as of the dates set forth are presented in the following table:

	March 31, 2015
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$277,937	13.9%	$160,359	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	260,148	13.0	120,269	6.0	N/A	N/A
Common equity tier 1 capital(3)	260,148	13.0	90,202	4.5	N/A	N/A
Tier I capital (to average assets)	260,148	12.0	87,032	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$268,912	13.4%	$160,178	8.0%	$200,223	10.0%
Tier 1 capital (to risk weighted assets)	251,123	12.5	120,134	6.0	160,178	8.0
Common equity tier 1 capital(3)	251,123	12.5	90,100	4.5	130,145	6.5
Tier I capital (to average assets)	251,123	11.6	86,705	4.0	108,381	5.0

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

17. REGULATORY MATTERS (Continued)

	December 31, 2014
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$268,770	14.0%	$154,052	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	252,963	13.1	77,026	4.0	N/A	N/A
Tier I capital (to average assets)	252,963	12.1	84,003	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$259,313	13.5%	$153,867	8.0%	$192,334	10.0%
Tier 1 capital (to risk weighted assets)	243,506	12.7	76,934	4.0	115,400	6.0
Tier I capital (to average assets)	243,506	11.6	83,738	4.0	104,673	5.0

(1)
The Federal Reserve Board may require Green to maintain capital ratios above the required minimums.

(2)
The FDIC or the OCC may require Green Bank to maintain capital ratios above the required minimums.

(3)
Common equity tier 1 capital is a new ratio required under Basel III Capital Rules effective January 1 2015.

        Dividend Restrictions—Dividends paid by Green Bank are subject to certain restrictions imposed by regulatory agencies. The Basel III Capital Rules further limit the amount of dividends that may be paid by Green Bank. No dividends were paid for the periods ended March 31, 2015 and December 31, 2014.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        ASC 820 applies to reported balances that are required or permitted to be measured at fair value under an existing accounting pronouncement. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

          Level 1—Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that Green has the ability to access. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

          Level 2—Inputs other than those quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 assets and liabilities include available-for-sale securities with quoted

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Available-for-sale securities are valued using observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, prepayment speeds, credit information, and the bond's terms and conditions, among other things. Derivative valuations utilize certain Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by Green and its counterparties. The significance of the impact of these credit valuation adjustments on the overall valuation of derivative positions are not significant to the overall valuation and result in all derivative valuations being classified in Level 2 of the fair value hierarchy.

          Level 3—Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Green's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. This category includes certain interest-only strip securities where independent pricing information was not able to be obtained for a significant portion of the underlying assets and loans held-for-sale.

        The tables below presents Green's assets and liabilities measured at fair value on a recurring basis as of the dates set forth aggregated by the level in the fair value hierarchy within which those measurements fall.

	March 31, 2015
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Financial Assets:
Available-for-sale securities	$30,084	$149,954	$—	$180,038
Customer interest rate swaps	—	350	—	350
Financial Liabilities:
Correspondent interest rate swaps	$—	$362	$—	$362

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Financial Assets:
Available-for-sale securities	$27,035	$160,530	$—	$187,565
Customer interest rate swaps	—	274	—	274
Financial Liabilities:
Correspondent interest rate swaps	$—	$287	$—	$287

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets measured on a nonrecurring basis include impaired loans, real estate acquired by foreclosure and other repossessed assets.

        A loan is defined as impaired when, based on current information and events, it is probable that Green will be unable to collect all amounts due, according to the contractual terms of the loan agreement. The allowance for loan losses related to impaired loans is determined based on the difference between the carrying value of the impaired loan and its fair value. The fair value of impaired loans is determined based on the fair value of the collateral if repayment is expected solely from the collateral. Fair value of the loan's collateral is determined by appraisals and third party estimates for real estate collateral and by appraisals or independent valuations for non-real estate collateral such as inventory, accounts receivable, equipment or other business assets. The fair value of real estate acquired by foreclosure is measured using appraisals and third party estimates. These values may be adjusted based on current information available to management, therefore the values are considered Level 3 inputs within the fair value hierarchy.

        The following tables present the assets that were subject to fair value adjustments during the periods indicated, which were still on the balance sheet at the end of the reporting periods:

			Losses for the Three Months Ended March 31, 2015
	March 31, 2015
	Level 3	Total
	(Dollars in thousands)
Assets Measured on a Nonrecurring Basis:
Impaired loans	$2,467	$2,467	$323
Other real estate owned	—	—	—

			Losses for the Three Months Ended March 31, 2014
	March 31, 2014
	Level 3	Total
	(Dollars in thousands)
Assets Measured on a Nonrecurring Basis:
Impaired loans	$7,769	$7,769	$71
Other real estate owned	—	—	—

        The estimated fair values of financial instruments were determined by management as of March 31, 2015 and December 31, 2014, and required judgment. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Green could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values presented.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The following methods and assumptions were used to estimate the fair value of cash and of financial instruments for which it is practicable to estimate that value:

        Cash and Short-Term Investments—The carrying amount of these short term investments is a reasonable estimate of fair value.

        Securities—Securities are valued based on quoted prices in an active market when available. These securities are classified in Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows or Level 2 of the valuation hierarchy.

        Loans Held-for-Sale—The fair value of consumer residential mortgages held-for-sale is based on commitments from investors or prevailing market prices.

        Loans Held for Investment—The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Real Estate Acquired by Foreclosure—Real estate acquired by foreclosure is adjusted to fair value less estimated costs to sell at the time of foreclosure. Subsequently, these assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair value is generally based upon market prices or appraised values of the property, and accordingly, Green classifies real estate acquired by foreclosure as Level 3.

        Deposit Liabilities—The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

        Other Borrowed Funds—The carrying amount of securities sold under agreements to repurchase is a reasonable estimate of fair value because these borrowings reprice at market rates generally daily. The fair value of long term FHLB advances is estimated using the rates currently offered for advances of similar remaining maturities.

        Off-Balance Sheet Financial Instruments—The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. These amounts were not significant at the reporting dates. The fair value of interest rate swaps is derived from pricing models based on past, present and projected future market conditions, quoted market prices of instruments with similar characteristics or discounted cash flows, classified in Level 2 of the fair value hierarchy.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The estimated fair values of Green's financial instruments as of the dates indicated are as follows:

	March 31, 2015
	Carrying Value	Level 1	Level 2	Level 3	Fair Value
	(Dollars in thousands)
Financial Assets:
Cash and short term investments	$129,108	$129,108	$—	$—	$129,108
Available-for-sale securities	180,038	30,084	149,954	—	180,038
Held-to-maturity securities	47,997	—	48,362	—	48,362
Other securities	10,000	10,000	—	—	10,000
Loans held-for-sale	939	939	—	—	939
Loans held for investment	1,810,842	—	—	1,799,619	1,799,619
Real estate acquired by foreclosure	4,863	—	—	4,863	4,863

Total	$2,183,787	$170,131	$198,316	$1,804,482	$2,172,929

Financial Liabilities:
Deposits	$1,931,851	$—	$1,934,954	$—	$1,934,954
Securities sold under agreements to repurchase	13,012	—	13,012	—	13,012
Other borrowed funds	7,323	—	7,340	—	7,340

Total	$1,952,186	$—	$1,955,306	$—	$1,955,306

	December 31, 2014
	Carrying Value	Level 1	Level 2	Level 3	Fair Value
	(Dollars in thousands)
Financial Assets:
Cash and short term investments	$68,923	$68,923	$—	$—	$68,923
Available-for-sale securities	187,565	27,035	160,530	—	187,565
Held-to-maturity securities	50,713	—	50,725	—	50,725
Other securities	11,365	11,365	—	—	11,365
Loans held-for-sale	573	573	—	—	573
Loans held for investment	1,799,155	—	—	1,788,454	1,788,454
Real estate acquired by foreclosure	4,863	—	—	4,863	4,863

Total	$2,123,157	$107,896	$211,255	$1,793,317	$2,112,468

Financial Liabilities:
Deposits	$1,845,713	$—	$1,849,281	$—	$1,849,281
Securities sold under agreements to repurchase	4,605	—	4,605	—	4,605
Other borrowed funds	47,586	—	47,561	—	47,561

Total	$1,897,904	$—	$1,901,447	$—	$1,901,447

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

MARCH 31, 2015

(Unaudited)

19. SUBSEQUENT EVENTS

Share Repurchase Program

        On April 30, 2015, Green announced the approval of a share repurchase program. Under this program, the Green board has authorized the repurchase of up to $15 million of the Green common stock from time to time. The amount and timing of any share repurchases will depend upon a variety of factors, including the trading price of the Green common stock, liquidity, securities laws restrictions, other regulatory restrictions, potential alternative uses of capital, and market and economic conditions. No shares have been repurchased by Green under this program through the date of this joint proxy statement/prospectus.

******

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Green Bancorp, Inc.
Houston, Texas

        We have audited the accompanying consolidated balance sheets of Green Bancorp, Inc. and subsidiary (the "Bank") as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Green Bancorp, Inc. and subsidiary as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2015

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 and 2013

(Dollars in thousands, except share data)

	December 31,
	2014	2013
ASSETS
Cash and due from banks	$13,963	$9,836
Interest bearing deposits in financial institutions	54,960	24,921

Total cash and cash equivalents	68,923	34,757
Available-for-sale securities, at fair value	187,565	198,237
Held-to-maturity securities, at amortized cost (fair value of $50,725 and $56,588, respectively)	50,713	57,278
Dallas Federal Reserve stock	7,173	5,140
FHLB of Dallas stock	4,192	2,590

Total securities and other investments	249,643	263,245
Loans held for sale	573	—
Loans held for investment	1,799,155	1,359,415
Allowance for loan losses	(15,605)	(16,361)

Loans, net	1,783,550	1,343,054
Premises and equipment, net	25,200	21,365
Goodwill	30,129	15,672
Core deposit intangibles, net of accumulated amortization	4,148	984
Accrued interest receivable	4,916	3,994
Deferred tax asset, net	8,468	8,853
Real estate acquired by foreclosure	4,863	6,690
Bank owned life insurance	7,903	—
Other assets	7,819	4,513

TOTAL ASSETS	$2,196,135	$1,703,127

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Deposits:
Noninterest-bearing	$431,942	$282,227
Interest-bearing transaction and savings	777,431	590,795
Certificates and other time deposits	636,340	574,350

Total deposits	1,845,713	1,447,372
Securities sold under agreements to repurchase	4,605	2,583
Other borrowed funds	47,586	46,858
Accrued interest payable	767	930
Other liabilities	9,059	6,166

Total liabilities	1,907,730	1,503,909

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, 26,175,949 and 20,771,087 shares issued and outstanding at December 31, 2014 and December 31, 2013	262	208
Capital surplus	252,421	179,219
Retained earnings	34,660	19,918
Accumulated other comprehensive income (loss), net	1,062	(127)

Total shareholders' equity	288,405	199,218

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,196,135	$1,703,127

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(Dollars in thousands, except per share data)

	For the years ended December 31,
	2014	2013	2012
INTEREST INCOME:
Loans, including fees	$75,121	$64,404	$58,037
Securities	3,993	3,371	2,977
Other investments	352	313	285
Federal funds sold	—	1	2
Deposits in financial institutions	139	370	280

Total interest income	79,605	68,459	61,581

INTEREST EXPENSE:
Transaction and savings deposits	2,539	3,210	2,973
Certificates and other time deposits	6,747	7,789	6,381
Other borrowed funds	142	418	619

Total interest expense	9,428	11,417	9,973

NET INTEREST INCOME	70,177	57,042	51,608
PROVISION FOR LOAN LOSSES	2,693	2,373	8,060

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	67,484	54,669	43,548

NONINTEREST INCOME:
Customer service fees	2,655	1,826	1,699
Loan fees	1,917	1,270	930
Gain (loss) on sale of available-for-sale securities, net	—	(7)	950
Gain on sale of held-for-sale loans, net	28	—	—
Gain on sale of guaranteed portion of loans, net	2,867	1,229	—
Bargain purchase gain	—	—	578
Other	589	494	952

Total noninterest income	8,056	4,812	5,109

NONINTEREST EXPENSE:
Salaries and employee benefits	31,102	25,618	22,021
Occupancy	5,028	4,725	4,194
Professional and regulatory fees	5,647	3,224	3,506
Data processing	5,353	1,429	1,826
Software license and maintenance	1,424	965	750
Marketing	654	605	626
Loan related	523	813	584
Real estate acquired by foreclosure, net	286	(595)	107
Other	2,416	3,181	2,128

Total noninterest expense	52,433	39,965	35,742

INCOME BEFORE INCOME TAXES	23,107	19,516	12,915
PROVISION FOR INCOME TAXES	8,365	6,906	4,380

NET INCOME	$14,742	$12,610	$8,535

EARNINGS PER SHARE:
Basic	$0.65	$0.61	$0.44

Diluted	$0.64	$0.60	$0.44

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(Dollars in thousands)

	For the years ended December 31,
	2014	2013	2012
NET INCOME	$14,742	$12,610	$8,535
OTHER COMPREHENSIVE INCOME, BEFORE TAX:
Change in unrealized gain (loss) on securities available-for-sale	1,830	(3,220)	860
Reclassification adjustment for gain (loss) on sale of available-for-sale securities included in net income	—	(7)	950

Total other comprehensive income (loss) before tax	1,830	(3,227)	1,810
DEFERRED TAX EXPENSE (BENEFIT) RELATED TO OTHER COMPREHENSIVE INCOME (LOSS)	641	(1,099)	615

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	1,189	(2,128)	1,195

COMPREHENSIVE INCOME	$15,931	$10,482	$9,730

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(In thousands)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Capital Surplus	Retained Earnings (Deficit)
	Shares	Amount				Total
BALANCE—January 1, 2012	17,970	$180	$153,664	$(1,227)	$806	$153,423
Net income	—	—	—	8,535	—	8,535
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $615 and reclassification adjustment	—	—	—	—	1,195	1,195
Issuance of common stock, net of issuance costs	2,778	27	24,707	—	—	24,734
Stock-based compensation expense	—	—	324	—	—	324

BALANCE—December 31, 2012	20,748	$207	$178,695	$7,308	$2,001	$188,211
Net income	—	—	—	12,610	—	12,610
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $1,099 and reclassification adjustment	—	—	—	—	(2,128)	(2,128)
Issuance of common stock in connection with the exercise of stock options	23	1	189	—	—	190
Stock-based compensation expense	—	—	335	—	—	335

BALANCE—December 31, 2013	20,771	$208	$179,219	$19,918	$(127)	$199,218
Net income	—	—	—	14,742	—	14,742
Net change in unrealized gains and losses on available-for-sale securities, net of taxes of $641 and reclassification adjustment	—	—	—	—	1,189	1,189
Issuance of common stock in connection with initial public offering, net of expenses	5,391	54	72,537	—	—	72,591
Issuance of common stock in connection with exercise of stock options	14	—	117	—	—	117
Stock-based compensation expense	—	—	548	—	—	548

BALANCE—December 31, 2014	26,176	$262	$252,421	$34,660	$1,062	$288,405

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

(Dollars in thousands)

	For the years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14,742	$12,610	$8,535
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and accretion of premiums and discounts on securities, net	1,130	2,165	3,249
Accretion of loan discounts, net	(869)	(456)	(344)
Amortization of deposit premiums	(411)	(535)	(1,120)
Amortization of core deposit intangibles	303	246	231
Accretion of borrowing valuation allowance	(4)	—	—
Provision for loan losses	2,693	2,373	8,060
Depreciation	1,485	1,352	1,247
Net loss (gain) on sale of available-for-sale securities	—	7	(950)
Net gain on sale of real estate acquired by foreclosure	(139)	(569)	(132)
Net gain on sale of mortgage loans HFS	(28)	—	—
Net gain on sale of guaranteed portion of loans	(2,867)	(1,229)	—
Originations of loans held for sale	(1,608)	—	—
Proceeds from sales of and principal collected on loans held for sale	2,681	—	—
Writedown of real estate acquired by foreclosure	141	—	22
Bargain purchase gain	—	—	(578)
Deferred income tax expense (benefit)	395	(540)	(687)
Stock-based compensation expense	964	335	324
Decrease (increase) in accrued interest receivable and other assets, net	1,061	(1,433)	8
Increase in accrued interest payable and other liabilities, net	138	475	1,462

Net cash provided by operating activities	19,807	14,801	19,327

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from the maturities or calls and paydowns of available-for-sale securities	34,021	49,050	55,414
Proceeds from the sale of available-for-sale securities	19,179	6,736	39,236
Purchases of available-for-sale securities	(22,081)	(76,612)	(75,942)
Proceeds from the maturities or calls and paydowns of held-to-maturity securities	9,855	11,161	9,835
Purchases of held-to-maturity securities	(3,452)	(8,988)	(20,710)
Proceeds from sales of guaranteed portion of loans	32,205	13,186	—
Proceeds from sales of real estate acquired by foreclosure	1,825	3,655	1,524
Purchases of FHLB of Dallas stock, net of redemptions	103	(1,379)	(50)
Purchases of Dallas Federal Reserve stock	(1,673)	(11)	(815)
Net increase in loans held for investment	(220,465)	(170,205)	(293,561)
Investment in construction of premises and purchases of other fixed assets	(984)	(2,699)	(3,326)
Net cash and cash equivalents (paid) received in connection with acquisitions	(30,789)	—	11,463

Net cash used in investing activities	(182,256)	(176,106)	(276,932)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposit accounts	128,749	(13,544)	260,885
Net increase (decrease) in securities sold under agreements to repurchase	2,022	(897)	(205)
Net (proceeds) repayment of other short-term borrowed funds	(5,000)	75,307	22,157
Repayment of other long-term borrowed funds	(1,864)	(43,486)	(22,664)
Proceeds from issuance of common stock due to exercise of stock options	117	190	—
Proceeds from issuance of common stock, net of issuance expenses	72,591	—	24,734

Net cash provided by financing activities	196,615	17,570	284,907

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$34,166	$(143,735)	$27,302
CASH AND CASH EQUIVALENTS:
Beginning of year	34,757	178,492	151,190

End of year	$68,923	$34,757	$178,492

SUPPLEMENTAL INFORMATION:
Interest paid	$9,592	$11,374	$9,908
Income taxes paid	$9,200	$7,116	$4,650
Noncash investing and financing activities—acquisition of real estate through foreclosure of collateral	$—	$3,815	$3,643

See notes to consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Organization—Green, together with its subsidiary bank, is a Texas corporation that was incorporated on October 20, 2004. In 2006 Green entered into an agreement and plan of merger with Redstone Bank, a national banking association located in Houston, Texas, for the purpose of acquiring all of the issued and outstanding stock of Redstone Bank. The acquisition was completed on December 31, 2006, and Green became a bank holding company registered under the BHC Act.

        Green Bank is a national banking association, which was chartered under the laws of the United States of America as a national bank on February 17, 1999, as Redstone Bank. On September 14, 2007, the name was changed to Green Bank, N.A. Green Bank provides commercial and consumer banking services in the greater Houston, Dallas, Austin and Louisville metropolitan areas.

        Summary of Significant Accounting and Reporting Policies—The accounting and reporting policies of Green conform to GAAP and the prevailing practices within the financial services industry. A summary of significant accounting policies follows.

        Green has evaluated subsequent events through March 31, 2015, the date the consolidated financial statements were available to be issued.

        Basis of Presentation—The consolidated financial statements include the accounts of Green and its subsidiary. Intercompany transactions have been eliminated in consolidation. Operations are managed and financial performance is evaluated on a company-wide basis. Green operates its business as one segment providing banking services to a variety of customers.

        Segment Reporting—Green has one reportable segment. Green's chief operating decision-maker uses consolidated results to make operating and strategic decisions.

        Initial Public Offering—Green qualifies as an "emerging growth company" as defined by the JOBS Act. In August 2014, Green sold and issued 5,390,625 shares of common stock at $15 per share in reliance on that Registration Statement. Total proceeds received by Green, net of offering costs were approximately $72.5 million.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of available-for-sale securities, acquired assets and liabilities, goodwill, and fair value.

        Cash and Cash Equivalents—Cash and cash equivalents include cash due from banks, federal funds sold and interest-bearing deposits in financial institutions with original maturities of three months or less. Federal funds sold are invested for a period of three days or less. Interest bearing deposits include demand balances at the Dallas Federal Reserve and balances with other financial institutions with original maturities of three months or less. Balances at the Dallas Federal Reserve include restricted amounts required to satisfy reserve requirements, which are provided in Note 4 to Green's consolidated financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Earnings Per Common Share—Basic earnings per common share are calculated using the two-class method. The two-class method provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of basic earnings per share.

        Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. Outstanding stock options issued by Green represent the only dilutive effect reflected in diluted weighted average shares. A reconciliation of the weighted-average shares used in calculating basic earnings per common share and the weighted average common shares used in calculating diluted earnings per common share for the reported periods is provided in Note 2 to Green's consolidated financial statements.

        Securities—Securities classified as held-to-maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent, and Green has the ability, to hold these assets until their maturities. Under certain circumstances (including the deterioration of the issuer's creditworthiness or a change in tax law or statutory or regulatory requirements), these securities may be sold or transferred to another portfolio.

        Securities classified as available-for-sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as accumulated other comprehensive income or loss until realized. Declines in the fair value of individual securities below their cost that are determined to be other-than-temporary would result in writedowns, as a realized loss, of the individual securities to their fair value. In evaluating other-than-temporary impairment losses, management considers several factors, including the severity and the duration of time that the fair value has been less than cost, the credit quality of the issuer, and whether it is more likely than not that Green will be required to sell the security before a recovery in value. Securities within the available-for-sale portfolio may be used as part of Green's asset and liability management strategy and may be sold in response to changes in interest rate risk, prepayment risk or other factors.

        Premiums and discounts are amortized and accreted to net income using the interest method of accounting, adjusted for prepayments as applicable. The specific identification method of accounting is used to compute gains or losses on the sales of securities. Interest earned on these assets is included in interest income.

        Other securities are stated at cost and include stock of the Dallas Federal Reserve and the FHLB. Dividends received on these investments are included in interest income.

        Loans Held-for-Sale—Loans are classified as held-for-sale when management has positively determined that the loans will be sold in the foreseeable future and Green has the ability to do so. The classification may be made upon origination or subsequent to the origination or purchase. Once a decision has been made to sell loans not previously classified as held-for-sale, such loans are transferred into the held-for-sale classification and carried at the lower of cost or estimated fair value. Fair value of consumer residential mortgages held-for-sale is based on commitments from investors or

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

prevailing market prices. Gains and losses on sales are recorded in noninterest income and determined on a specific identification basis.

        Loans Held for Investment—Loans that management has the intent and ability to hold for the foreseeable future or until maturity are reported in the balance sheet as loans held for investment stated at the principal amount outstanding adjusted for charge-offs, the allowance for loan losses, deferred fees or costs and unamortized premiums or discounts. Interest income for loans is recognized principally by the simple interest method.

        A loan is defined as impaired when, based on current information and events, it is probable that Green will be unable to collect all amounts due, both interest and principal, according to the contractual terms of the loan agreement. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized.

        Nonperforming Loans and Past Due Loans—Nonperforming loans are loans which have been categorized by management as nonaccrual because collection of interest is doubtful and loans which have been restructured due to the borrower's financial difficulty and which result in a concessionary modification.

        When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status and classified as impaired unless the loan is in the process of collection and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to evaluate the appropriateness of its accruing status. When a loan is placed on nonaccrual status, all accrued but unpaid interest is charged to operations. Payments received on nonaccrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as a recovery of lost interest.

        The restructuring of a loan is considered a troubled debt restructuring if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Loans restructured in a troubled debt restructuring are considered impaired. Impairment loss of restructured loans is based on the difference between the original loan's carrying amount and the present value of expected future cash flows discounted at the original, contractual rate of the loan.

        Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate that the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are included in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual at the time of restructuring or after a shorter performance period. If the borrower's ability to meet the revised payment schedule is uncertain, the loan remains classified as a nonaccrual loan.

        Allowance for Loan Losses—The allowance for loan losses is a valuation allowance for losses incurred on loans. All losses are charged to the allowance when the loss actually occurs or when a

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

determination is made that a loss is probable. Recoveries are credited to the allowance at the time of recovery. Green's allowance for loan losses consists of two components including a general component based upon probable but unidentified losses inherent in the portfolio and a specific component on individual loans that are considered impaired.

        The general component of the allowance for loan losses related to probable but unidentified losses inherent in the portfolio is based on various factors including Green's historical loss experience, historical loss experience for peer banks, growth trends, loan concentrations, migration trends between internal loan risk ratings, current economic conditions and other qualitative factors. The other qualitative factors considered may include changes in lending policies and procedures, changes in the experience and ability of lending and credit staff and management, changes in the quality of the loan review system and other factors.

        To arrive at the general component of the allowance, loans are first separated into originated and acquired groups and then further separated by loan type for each group. The factors described above are calculated for the applicable loan groups and for each loan type within the applicable group and then applied to the loan balance by type to calculate the general reserve. The actual loss factor is based on Green's actual three year loss history as a percentage of loans by type. A minimum actual loss factor equal to the average three year loss history for the total portfolio is then applied. A peer loss factor is calculated by weighting Green's actual loss history and that of Green's peer banks as a percentage of loans by type for the same historical three year period. A peer loss factor is added to increase the allowance if Green's actual loss history is less than the calculated peer loss factor. Additional factors are evaluated based on Green's loan growth when compared to prior year growth, loan concentrations in groups of similar loan types, migration in Green's loans by internal risk grade and the level of monitored and classified loans to capital. Management also evaluates various economic indicators, such as state and national unemployment, initial jobless claims, consumer confidence, natural gas price, GDP and a composite city home price index, to establish an economic factor. Green allocated a qualitative reserve factor to commercial and industrial loans, which recognizes the elevated risk profile of energy related lending within Green's loan portfolio as a result of the recent decline in oil prices.

        The specific component of the allowance for loan losses is calculated based on a review of individual loans considered impaired. The analysis of impaired losses may be based on the present value of expected future cash flows discounted at the effective loan rate, an observable market price or the fair value of the underlying collateral on collateral dependent loans. In determining the collectability of certain loans, management also considers the fair value of any underlying collateral. The amount ultimately realized may differ from the carrying value of these assets because of economic, operating, or other conditions beyond Green's control.

        Throughout the year, management estimates the probable level of losses to determine whether the allowance for loan losses is adequate to absorb inherent losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb inherent losses.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Estimates of loan losses involve an exercise of judgment. While it is reasonably possible that in the near term Green may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb probable losses that exist in the current loan portfolio.

        Accounting for Acquired Loans and the Allowance for Acquired Loan Losses—Acquisitions are accounted for using the acquisition method of accounting. Accordingly, the assets, including loans, and liabilities of the acquired entity were recorded at their fair values at the acquisition date. No allowance for credit losses related to the acquired loans is recorded on the acquisition date, as the fair value of the acquired loans incorporates assumptions regarding credit risk. These fair value estimates associated with acquired loans, and based on a discounted cash flow model, include estimates related to market interest rates and undiscounted projections of future cash flows that incorporate expectations of prepayments and the amount and timing of principal, interest and other cash flows, as well as any shortfalls thereof. The excess of cash flows expected at acquisition over the estimated fair value is considered the accretable discount and is recognized in interest income over the remaining life of the loan using the interest method.

        Acquired loans with evidence of credit deterioration and the probability that all contractually required payments will not be collected as of the date of acquisition are accounted for in accordance with FASB ASC 310-30. The difference between contractually required payments at acquisition and the cash flows expected to be collected is considered the non-accretable discount. The non-accretable discount represents the future credit losses expected to be incurred over the life of the loan. Subsequent increases in the expected cash flows will result in a recovery of any previously recorded allowance for loan losses and a reclassification from non-accretable discount to accretable discount.

        At period-end after acquisition, the fair-valued acquired loans from each acquisition are reassessed to determine whether an addition to the allowance for credit losses is appropriate due to further credit quality deterioration. Methods utilized to estimate any subsequently required allowance for credit losses for acquired loans not deemed credit-impaired at acquisition are similar to originated loans; however, the estimate of loss is based on the unpaid principal balance and then compared to any remaining unaccreted purchase discount. To the extent that the calculated loss is greater than the remaining unaccreted purchase discount, an allowance is recorded for such difference.

        Bank-Owned Life Insurance—Bank-owned life insurance is stated at its cash surrender value. The BOLI was acquired with the SharePlus acquisition. Green is the beneficiary of life insurance policies on current and former officers and selected employees of Green.

        Premises and Equipment—Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives (ranging from two to thirty years) of the assets. Leasehold improvements are amortized using the straight-line method over the periods of the leases or the estimated useful lives, whichever is shorter.

        Goodwill and Other Intangibles—Goodwill has an indefinite useful life and is subject to an annual impairment test and more frequently if a triggering event occurs. Green completed Green's annual

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

impairment analysis of goodwill as of December 31, 2014. The goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared with its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the implied fair value of goodwill is less than its carrying value. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. As part of its impairment analysis, Green uses a variety of methodologies in determining the fair value of the reporting unit, including cash flow analyses that are consistent with the assumptions management believes hypothetical marketplace participants would use.

        Core deposit intangibles are amortized on an accelerated basis over the years expected to be benefited, which Green estimates to be approximately six to nineteen years.

        Real Estate Acquired by Foreclosure—Green records real estate acquired by foreclosure at fair value less estimated costs to sell. Adjustments are made to reflect declines in value subsequent to acquisition, if any, below the recorded amounts. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the fair value of the property. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in noninterest expense.

        Derivative Financial Instruments—Green's interest rate risk management strategy includes hedging the repricing characteristics of certain assets and liabilities so as to mitigate adverse effects on Green's net interest margin and cash flows from changes in interest rates. Green uses certain derivative instruments to add stability to Green's net interest income and to manage Green's exposure to interest rate movements.

        Green may designate a derivative as either an accounting hedge of the fair value of a recognized fixed rate asset or an unrecognized firm commitment, known as a "fair value" hedge, or an accounting hedge of a forecasted transaction or of the variability of future cash flows of a floating rate asset or liability, known as a "cash flow" hedge. All derivatives are recorded as other assets or other liabilities on the balance sheet at their respective fair values. Green estimates the fair value of its interest rate derivatives using a standardized methodology that nets the discounted expected future cash receipts and cash payments (based on observable market inputs). These future net cash flows, however, are susceptible to change due primarily to fluctuations in interest rates. As a result, the estimated values of these derivatives will typically change over time as cash is received and paid and also as market conditions change. As these changes take place, they may have a positive or negative impact on Green's estimated valuations.

        Fair Value Measurements—Green follows FASB ASC 820, Fair Value Measurements and Disclosures, for financial assets and financial liabilities. ASC 820 applies to reported balances that are required or permitted to be measured at fair value under an existing accounting pronouncement. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy. The fair

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

value hierarchy consists of three levels of inputs that may be used to measure fair value, which are defined in Note 18 to Green's consolidated financial statements.

        Revenue Recognition—Revenue is recognized in accordance with FASB ASC 605, Revenue Recognition, on an accrual basis. Amounts are recognized as income in the period in which they are earned as evidenced by contractual agreements so long as the amount is deemed to be collectable and no evidence of impairment exists.

        Gain on Sale of Guaranteed Portion of Loans, Net—Green originates loans to customers under government guaranteed programs that generally provide for guarantees of 50% to 90% of each loan, subject to a maximum guaranteed amount. Green can sell the guaranteed portion of the loan in an active secondary market and retains the unguaranteed portion in its portfolio. Sales of the guaranteed portion of loans are accounted for using the sales accounting treatment.

        All sales of government guaranteed loans are executed on a servicing retained basis, and Green retains the rights and obligations to service the loans. The standard sale structure provides for Green to retain a portion of the cash flow from the interest payment received on the loan. When a loan sale involves the transfer of an interest less than the entire loan, the controlling accounting method under FASB ASC 860, Transfers and Servicing, requires the seller to reallocate the carrying basis between the assets transferred and the assets retained based on the relative fair value of the respective assets as of the date of sale. The maximum gain on sale that can be recognized is the difference between the fair value of the assets sold and the reallocated basis of the assets sold. The gain on sale recognized in income is the sum of the cash premium on the guaranteed loan, the fair value of the servicing assets recognized, less the discount recorded on the unguaranteed portion retained.

        Income Taxes—Green files a consolidated federal income tax return with its subsidiary. Each computes income taxes as if it filed a separate return and remits to, or is reimbursed by, Green based on the portion of taxes currently due or refundable.

        Deferred income taxes are accounted for by applying the expected statutory tax rates at which the differences between the book basis and the tax basis of assets and liabilities are expected to be recovered. The resulting deferred tax assets and liabilities are adjusted to reflect changes in enacted tax laws or rates.

        Realization of the net deferred tax asset is dependent on generating sufficient future taxable income. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized.

        Stock-Based Compensation—Green's stock-based compensation policy applies to stock options and restricted stock units, which are accounted for under the fair-value method as required by GAAP. The expense associated with stock-based compensation is recognized over the vesting period of each individual arrangement.

        The fair value of each time-based stock option and restricted stock units award is estimated on the date of grant using a Black-Scholes-Merton option valuation model.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Business combinations—Green applies the acquisition method of accounting for business combinations in accordance with ASC 805, Business Combinations. Under the acquisition method, the acquiring entity in a business combination recognizes all of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. The excess of the purchase price over the estimated fair value of the net assets, including identifiable intangible assets, for tax-free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets, including identifiable intangible assets, for taxable acquisitions was recorded as goodwill, and is deductible for tax purposes. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred. The results of operations for each acquisition have been included in Green's consolidated financial results beginning on the respective acquisition date.

        Comprehensive Income—Comprehensive income includes all changes in equity during the period presented that result from transactions and other economic events other than transactions with shareholders. Green reports comprehensive income in the consolidated statements of comprehensive income.

        Recent Accounting Standards—Accounting Standards Updates

        FASB ASU No. 2014-04—"Receivables—Troubled Debt Restructuring by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure" clarifies when an in substance foreclosure occurs, that is, when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. This is the point when the consumer mortgage loan should be derecognized and the real property recognized. ASU 2014-04 was effective for Green on January 1, 2015 and did not have a significant impact on Green's financial statements.

        FASB ASU No. 2014-09—"Revenue from Contract with Customers (Topic 606)" supersedes the revenue recognition requirements in Revenue Recognition (Topic 605), and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally ASU 2014-09 supersedes some cost guidance included in Revenue Recognition—Construction-Type and Production-Type Contracts (Subtopic 605-35). In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement. The core principal of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of this ASU becomes effective for Green beginning after January 1, 2017, with retrospective application to each prior reporting period presented, and is not expected to have a significant impact on Green's financial statements.

        FASB ASU No. 2014-11—"Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure" changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. It also requires separate accounting for a transfer of a financial asset

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting and disclosure for the repurchase agreement. The adoption of this ASU becomes effective for Green beginning after January 1, 2016 and is not expected to have a significant impact on Green's financial statements.

        FASB ASU No. 2014-12—"Compensation-Stock Compensation (Topic 718)—Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of the compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The adoption of this ASU becomes effective for Green beginning after January 1, 2016 and is not expected to have a significant impact on Green's financial statements.

        FASB ASU No. 2014-14—"Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure" requires creditors to reclassify mortgage loans as another receivable that is separate from loans and to measure the receivable at the fixed or determinable amount expected to be received under the government guarantee if upon foreclosure the mortgage loans meet certain conditions. ASU 2014-04 was effective for Green on January 1, 2015 and did not have a significant impact on Green's financial statements.

        FASB ASU No. 2015-01—"Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items, which, among other things, required an entity to segregate extraordinary items considered to be unusual and infrequent from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. ASU 2015-01 is effective for Green beginning January 1, 2016, though early adoption is permitted. ASU 2015-01 is not expected to have a significant impact on Green's financial statements.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

2. EARNINGS PER COMMON SHARE

        The following table illustrates the computation of basic and diluted earnings per share:

	Year Ended December 31,
	2014		2013		2012
	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
	(Amounts in thousands, except per share amounts)
Net income	$14,742		$12,610		$8,535
Basic:
Weighted average shares outstanding	22,625	$0.65	20,748	$0.61	19,382	$0.44
Diluted:
Add incremental shares for:
Effect of dilutive securities—options	290		132		23

Total	22,915	$0.64	20,880	$0.60	19,405	$0.44

3. ACQUISITIONS

        Acquisitions are an integral part of Green's growth strategy. All acquisitions were accounted for using the acquisition method of accounting. Accordingly, the assets and liabilities of the acquired entities were recorded at their fair values at the acquisition date. The excess of the purchase price over the estimated fair value of the net assets for tax-free acquisitions is recorded as goodwill, none of which is deductible for tax purposes. The excess of the purchase price over the estimated fair value of the net assets for taxable acquisitions was recorded as goodwill, and is deductible for tax purposes. The identified core deposit intangibles for each acquisition are being amortized using a non-pro rata basis over an estimated life of six to nineteen years. The results of operations for each acquisition have been included in Green's consolidated financial results beginning on the respective acquisition date.

        The measurement period for Green to determine the fair values of acquired identifiable assets and assumed liabilities will end at the earlier of (1) twelve months from the date of the acquisition or (2) as soon as Green receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. Green is currently in the process of obtaining fair values for certain acquired assets and assumed liabilities and therefore the following estimates for the SharePlus acquisition are preliminary.

        On October 17, 2014, Green completed the acquisition of SP Bancorp, Inc. and its wholly owned subsidiary SharePlus Bank. SharePlus Bank was a Texas chartered state bank headquartered in Plano, Texas, with four branches, two in Plano, Texas, one in Dallas, Texas and one in Louisville, Kentucky. The expansion complements Green's Dallas area growth. As of September 30, 2014, SharePlus, on a consolidated basis, had $348.7 million in total assets, $248.2 million in loans, $280.5 million in deposits and $33.7 million in shareholders' equity. The acquisition was not considered significant to Green's financial statements and therefore pro forma financial data and related disclosures are not included.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

3. ACQUISITIONS (Continued)

        Pursuant to the terms of the acquisition agreement, Green paid $46.4 million in cash for all outstanding shares of SP Bancorp capital stock, which resulted in goodwill of $14.5 million as of December 31, 2014. Additionally, Green recognized $3.5 million of core deposit intangibles as of December 31, 2014. The goodwill amount includes the effects of ongoing analysis of deferred tax attributes through March 26, 2015, which resulted in a $2.5 million increase in goodwill, $3.5 million decrease in net deferred tax assets and a $951 thousand increase in current tax receivable. These goodwill, deferred tax asset and core deposit intangible balances as of December 31, 2014 do not include potential subsequent fair value adjustments that are still being finalized.

4. CASH AND CASH EQUIVALENTS

        Green Bank, as a correspondent of the Dallas Federal Reserve, is required to maintain average reserve balances. Total cash and cash equivalents include restricted amounts of $42.0 million and $26.7 million at December 31, 2014 and 2013, respectively, as a result of this requirement.

5. SECURITIES

        The amortized cost and fair value of securities as of the dates set forth were as follows:

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$57,108	$21	$(85)	$57,044
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	100,002	2,022	(108)	101,916
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	28,821	74	(290)	28,605

Total	$185,931	$2,117	$(483)	$187,565

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$16,823	$485	$(123)	$17,185
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	33,890	87	(437)	33,540

Total	$50,713	$572	$(560)	$50,725

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

5. SECURITIES (Continued)

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$45,168	$38	$(95)	$45,111
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	121,042	1,282	(934)	121,390
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	32,223	42	(529)	31,736

Total	$198,433	$1,362	$(1,558)	$198,237

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$16,788	$409	$(528)	$16,669
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	40,490	135	(706)	39,919

Total	$57,278	$544	$(1,234)	$56,588

        Expected maturities of securities will differ from contractual maturities because the underlying borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The following table sets forth, as of the date indicated, contractual maturities of securities:

	December 31, 2014
	Available-for-sale		Held-to-maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in one year or less	$15,046	$15,058	$—	$—
Due after one year through five years	42,062	41,986	—	—

	57,108	57,044	—	—
Mortgage-backed securities and collateralized mortgage obligations	128,823	130,521	50,713	50,725

Total	$185,931	$187,565	$50,713	$50,725

        Proceeds from sales of securities classified as available-for-sale of $19.2 million were received during the years ended December 31, 2014. Immediately following the SharePlus acquisition, the acquired securities were sold at acquired market value, which resulted in no gain or loss.

        Proceeds from sales of securities classified as available-for-sale of $6.7 million and $39.2 million were received during the years ended December 31, 2013 and 2012, respectively. Net realized losses of $7 thousand were recorded as a result of these sales for the year ended December 31, 2013, which is

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

5. SECURITIES (Continued)

comprised of $110 thousand in gross realized losses offset by $103 thousand in gross realized gains. Gross realized gains of $950 thousand were recorded as a result of these sales for the year ended December 31, 2012.

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The investment securities portfolio is evaluated for OTTI by segregating the portfolio into two general segments and applying the appropriate OTTI model. Investment securities classified as available-for-sale or held-to-maturity are evaluated for OTTI under ASC 320, Investments—Debt and Equity Securities.

        In determining OTTI, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, (3) whether the market decline was affected by macroeconomic conditions, and (4) whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

        When OTTI occurs, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

        As of December 31, 2014, Green does not intend to sell any debt securities classified as held-to-maturity and management believes that Green more likely than not will not be required to sell any debt securities that are in a loss position before their anticipated recovery, at which time Green will receive full value for the securities. Furthermore, as of December 31, 2014, management does not have the intent to sell any of its securities classified as available-for-sale that are in a loss position and believes that it is more likely than not that Green will not have to sell any such securities before a recovery of cost. The unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the securities approach their maturity date or repricing date or if market yields for such investments decline. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2014, management believes any impairment in Green's securities is temporary and no impairment loss has been realized in Green's consolidated statements of income.

        Declines in the fair value of individual securities below their cost that are other-than-temporary would result in writedowns, as a realized loss, to their fair value. In evaluating other-than-temporary impairment losses, management considers several factors including the severity and the duration that the fair value has been less than cost, the credit quality of the issuer, and whether it is more likely than not that Green will be required to sell the security before a recovery in value. Green has not realized any losses due to other-than-temporary impairment of securities as of December 31, 2014.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

5. SECURITIES (Continued)

        Securities with unrealized losses segregated by length of continuous unrealized loss position as of the dates set forth were as follows:

	December 31, 2014
	Less than 12 Months			More than 12 Months
	Amortized Cost	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$37,049	$(85)	$36,964	$—	$—	$—
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	20,403	(53)	20,350	4,440	(56)	4,384
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	3,514	—	3,514	12,559	(289)	12,270

Total	$60,966	$(138)	$60,828	$16,999	$(345)	$16,654

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$—	$—	$—	$4,564	$(122)	$4,442
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	12,414	(92)	12,322	13,988	(346)	13,642

Total	$12,414	$(92)	$12,322	$18,552	$(468)	$18,084

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

5. SECURITIES (Continued)

	December 31, 2013
	Less than 12 Months			More than 12 Months
	Amortized Cost	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)
Available-for-sale:
Obligations of the U.S. Treasury and other U.S. government agencies or sponsored enterprises	$25,008	$(95)	$24,913	$—	$—	$—
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	51,576	(934)	50,642	—	—	—
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	18,447	(215)	18,232	4,481	(314)	4,167

Total	$95,031	$(1,244)	$93,787	$4,481	$(314)	$4,167

Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or sponsored enterprises	$6,033	$(429)	$5,604	$1,022	$(99)	$923
Collateralized mortgage obligations issued by U.S. government agencies or sponsored enterprises	23,060	(706)	22,354	—	—	—

Total	$29,093	$(1,135)	$27,958	$1,022	$(99)	$923

        The average loss on securities in an unrealized loss position was 0.96% and 1.92% of the amortized cost basis at December 31, 2014 and 2013, respectively. There were twelve and two securities in an unrealized loss position of greater than 12 months at December 31, 2014 and 2013, respectively.

        Green did not own securities of any one issuer (other than the U.S. government and its agencies or sponsored enterprises) for which the aggregate adjusted cost exceeds 10% of the consolidated shareholders' equity at December 31, 2014 or 2013.

        Securities with an amortized cost of $17.7 million and $10.3 million and fair value of $17.9 million and $10.5 million were pledged and available to be sold under repurchase agreements at December 31, 2014 and 2013, respectively. Securities with an amortized cost of $55.0 million and $38.2 million and fair value of $54.8 million and $37.5 million were pledged to various Federal Reserve districts related to deposits of bankruptcy trustees at December 31, 2014 and 2013, respectively. In addition, securities with an amortized cost of $669 thousand and $895 thousand and fair value of $701 thousand and $929 thousand were pledged as collateral for Green's derivative instruments at December 31, 2014 and 2013, respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS

        The loan portfolio classified by type and class as of the dates set forth were as follows:

	December 31, 2014
	Originated	Acquired	Total
	(Dollars in thousands)
Commercial & industrial	$759,810	$28,600	$788,410
Real estate:
Owner occupied commercial real estate	148,197	15,395	163,592
Commercial real estate	308,521	30,485	339,006
Construction, land & land development	230,143	10,523	240,666
Residential mortgage	107,275	149,791	257,066
Consumer and other	6,785	3,630	10,415

Total loans held for investment	$1,560,731	$238,424	$1,799,155

Total loans held-for-sale	$573	$—	$573

	December 31, 2013
	Originated	Acquired	Total
	(Dollars in thousands)
Commercial & industrial	$674,621	$6,669	$681,290
Real estate:
Owner occupied commercial real estate	153,507	3,454	156,961
Commercial real estate	254,838	12,173	267,011
Construction, land & land development	139,867	200	140,067
Residential mortgage	105,888	474	106,362
Consumer and other	7,296	428	7,724

Total loans held for investment	$1,336,017	$23,398	$1,359,415

Total loans held-for-sale	$—	$—	$—

        The loan portfolio is comprised of three types, commercial and industrial loans, real estate loans and consumer and other loans. The real estate loans are further segregated into owner occupied commercial real estate, commercial real estate, which includes multi-family loans, construction, land and land development, which includes both commercial construction and loans for the construction of residential properties and residential mortgage, which includes first and second liens and home equity lines. Consumer and other loans includes various types of loans to consumers and overdrafts. Loans are further separated between loans originated by Green and loans acquired.

        Included in the loans held for investment balance was $10.3 million and $7.1 million of net deferred loan origination fees and unamortized premium and discount at December 31, 2014 and 2013, respectively. Also included in loans at December 31, 2014 and 2013, respectively was $1.4 million and $375 thousand in non-accretable discount on acquired credit impaired loans. Accrued interest receivable on loans was $4.5 million and $3.5 million at December 31, 2014 and 2013, respectively. Consumer and other loans include overdrafts of $51 thousand and $21 thousand as of December 31, 2014 and 2013, respectively.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        The loan portfolio consists of various types of loans made principally to borrowers located in the Houston, Dallas and Austin metropolitan areas. Although the portfolio is diversified and generally secured by various types of collateral, a substantial portion of its debtors' ability to honor their obligations is dependent on local economic conditions. The risks created by this geographic concentration and Green's exposure to energy related borrowers have been considered by management in the determination of the adequacy of the allowance for loan losses.

        Reserved-based energy loans outstanding represented approximately 8.7% and 9.6% of total funded loans, respectively, as of December 31, 2014 and 2013. Energy related service industry loans represented approximately 5.2% and 8.7% of total funded loans, respectively, as of December 31, 2014 and 2013. None of these loans were impaired as of December 31, 2014. Management believes the allowance for loan losses is appropriate to cover estimated losses on loans at each balance sheet date.

        Loan maturities and rate sensitivity of the loans held for investment, as of the date indicated, was as follows:

	December 31, 2014
	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(Dollars in thousands)
Commercial & industrial	$254,202	$484,088	$50,120	$788,410
Real estate:
Owner occupied commercial real estate	20,309	65,940	77,343	163,592
Commercial real estate	27,827	245,244	65,935	339,006
Construction, land & land development	42,433	112,086	86,147	240,666
Residential mortgage	3,541	62,111	191,414	257,066
Consumer and other	6,167	3,274	974	10,415

Total loans held for investment	$354,479	$972,743	$471,933	$1,799,155

Fixed rate	$41,402	$227,371	$113,189	$381,962
Floating rate	313,077	745,372	358,744	1,417,193

Total loans held for investment	$354,479	$972,743	$471,933	$1,799,155

        In the ordinary course of business, Green has granted loans to certain directors, officers and their affiliates. In the opinion of management, all transactions entered into between Green and such related parties have been and are in the ordinary course of business, made on the same terms and conditions as similar transactions with unaffiliated persons.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        An analysis of activity with respect to these related-party loans for the periods ended December 31, 2014 and 2013 was as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Beginning balance	$—	$—
Advances	2	—
Repayments	(2)	—

Ending Balance	$—	$—

        Acquired Loans—The outstanding principal balance and recorded investment in loans acquired from Share Plus at December 31, 2014 and October 17, 2014, was as follows:

	December 31, 2014	October 17, 2014
	(Dollars in thousands)
Credit impaired acquired loans:
Outstanding principal balance	$8,584	$8,782
Recorded investment	7,353	7,549

Discount, net	$1,231	$1,233

Other acquired loans:
Outstanding principal balance	221,100	247,394
Deferred fees, net	(3)	—
Recorded investment	219,157	245,262

Discount, net	$1,940	$2,132

Total acquired loans:
Outstanding principal balance	229,684	256,176
Deferred fees, net	(3)	—
Recorded investment	226,510	252,811

Discount, net	$3,171	$3,365

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        The outstanding principal balance and recorded investment in the total acquired loans from all acquisitions at December 31, 2014 and 2013, was as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Credit impaired acquired loans:
Outstanding principal balance	$16,224	$8,477
Recorded investment	14,154	7,498

Discount, net	$2,070	$979

Other acquired loans:
Outstanding principal balance	226,284	16,187
Deferred fees, net	(3)	—
Recorded investment	224,270	15,900

Discount, net	$2,011	$287

Total acquired loans:
Outstanding principal balance	242,508	24,664
Deferred fees, net	(3)	—
Recorded investment	238,424	23,398

Discount, net	$4,081	$1,266

        Changes in the accretable yield for credit impaired acquired loans for the periods indicated, were as follows:

	Year Ended December 31,
	2014	2013
	(Dollars in thousands)
Balance at beginning of period	$603	$510
Additions	62	—
Reclassifications from (to) nonaccretable yield	161	192
Accretion	(141)	(99)

Balance at period end	$685	$603

        Purchased credit impaired loans are evaluated on an ongoing basis after acquisition. Reclassifications from nonaccretable yield to accretable yield are recorded based on the current estimates of the timing and amount of expected future cash flows.

        Nonaccrual and Past Due Loans—When management doubts a borrower's ability to meet payment obligations, which typically occurs when principal or interest payments are more than 90 days past due, the loans are placed on nonaccrual status.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        The age analysis of loans, segregated by class, as of the dates set forth was as follows:

	December 31, 2014
	Loans Past Due and Still Accruing
	30 - 89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual	Purchased Credit Impaired	Current	Total Loans
	(Dollars in thousands)
Originated Loans
Commercial & industrial	$7,266	$—	$7,266	$1,789	$—	$750,755	$759,810
Real estate:
Owner occupied commercial real estate	1,464	—	1,464	173	—	146,560	148,197
Commercial real estate	—	—	—	—	—	308,521	308,521
Construction, land & land development	677	—	677	940	—	228,526	230,143
Residential mortgage	382	16	398	1,277	—	105,600	107,275
Consumer and other	217	—	217	95	—	6,473	6,785

Total loans held for investment	$10,006	$16	$10,022	$4,274	$—	$1,546,435	$1,560,731

Acquired Loans
Commercial & industrial	$137	$—	$137	$—	$2,432	$26,031	$28,600
Real estate:
Owner occupied commercial real estate	—	—	—	—	1,248	14,147	15,395
Commercial real estate	1,141	—	1,141	570	7,261	21,513	30,485
Construction, land & land development	2,048	—	2,048	—	72	8,403	10,523
Residential mortgage	981	—	981	—	3,141	145,669	149,791
Consumer and other	7	—	7	—	—	3,623	3,630

Total loans held for investment	$4,314	$—	$4,314	$570	$14,154	$219,386	$238,424

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

	December 31, 2013
	Loans Past Due and Still Accruing
	30 - 89 Days Past Due	90 Days or More Past Due	Total	Nonaccrual	Purchased Credit Impaired	Current	Total Loans
	(Dollars in thousands)
Originated Loans
Commercial & industrial	$4,988	$—	$4,988	$7,345	$—	$662,288	$674,621
Real estate:
Owner occupied commercial real estate	780	536	1,316	—	—	152,191	153,507
Commercial real estate	—	780	780	164	—	253,894	254,838
Construction, land & land development	—	—	—	587	—	139,280	139,867
Residential mortgage	221	—	221	1,328	—	104,339	105,888
Consumer and other	208	—	208	1,284	—	5,804	7,296

Total loans held for investment	$6,197	$1,316	$7,513	$10,708	$—	$1,317,796	$1,336,017

Acquired Loans
Commercial & industrial	$—	$—	$—	$—	$895	$5,774	$6,669
Real estate:
Owner occupied commercial real estate	—	—	—	—	1,655	1,799	3,454
Commercial real estate	—	—	—	652	4,676	6,845	12,173
Construction, land & land development	—	—	—	—	96	104	200
Residential mortgage	—	—	—	—	176	298	474
Consumer and other	24	—	24	—	—	404	428

Total loans held for investment	$24	$—	$24	$652	$7,498	$15,224	$23,398

        Impaired Loans—The following is a summary of information related to impaired, nonaccrual and restructured loans as of the dates set forth:

	December 31,
	2014	2013
	(Dollars in thousands)
Nonaccrual loans	$2,127	$1,496
Accruing loans past due 90 days or more	16	1,316
Restructured loans—nonaccrual	2,717	9,864
Restructured loans—accruing	2,257	4,072

Total nonperforming loans	$7,117	$16,748

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        Based on an analysis of impaired loans at December 31, 2014 and 2013, an allowance of $468 thousand and $4.3 million, respectively, was allocated to impaired loans. The average recorded investment in impaired loans for the years ended December 31, 2014 and 2013, was $11.7 million and $38.0 million, respectively. There was approximately $667 thousand, $373 thousand and $253 thousand in interest recognized on impaired loans, for the years ended December 31, 2014, 2013 and 2012, respectively. Interest recognized includes interest accrued on restructured loans that are performing based on their restructured terms and interest collected on paid nonaccrual loans.

        Impaired loans of $4.8 million and $11.4 million at December 31, 2014 and 2013 respectively, have been categorized by management as nonaccrual loans. Interest foregone on nonaccrual loans for the years ended December 31, 2014, 2013 and 2012 was approximately $401 thousand, $657 thousand and $775 thousand, respectively.

        The following table presents additional information regarding impaired loans that were individually evaluated for impairment as of the dates indicated:

	December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial & industrial	$1,424	$1,424	$—
Owner occupied commercial real estate	173	173	—
Commercial real estate	2,506	2,510	—
Construction, land & land development	969	969	—
Residential mortgage	1,277	1,277	—
Consumer and other	155	156	—
With an allowance recorded:
Commercial & industrial	$502	$502	$373
Consumer and other	95	95	95

Total:
Commercial & Industrial	$1,926	$1,926	$373
Real Estate	4,925	4,929	—
Consumer and other	250	251	95

	$7,101	$7,106	$468

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

	December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance recorded:
Commercial & industrial	$631	$631	$—
Commercial real estate	2,690	2,692	—
Construction, land & land development	1,751	1,751	—
Residential mortgage	1,213	1,213	—
Consumer and other	170	170	—
With an allowance recorded:
Commercial & industrial	$6,932	$6,932	$2,924
Commercial real estate	653	653	45
Residential mortgage	114	114	88
Consumer and other	1,278	1,278	1,278

Total:
Commercial & Industrial	$7,563	$7,563	$2,924
Real Estate	6,421	6,423	133
Consumer and other	1,448	1,448	1,278

	$15,432	$15,434	$4,335

        Credit Quality—Internally assigned risk grades for loans are defined as follows:

          Grade 1 (Highest Quality—No Apparent Risk)— This category includes loans to borrowers of unquestioned credit standing which are secured by readily marketable collateral of undisputed value, with appropriate margin. It also includes loans to borrowing entities with: excellent capitalization, liquidity and earnings levels; quality management; positive financial trends; and favorable industry conditions.

          Grade 2 (Good Quality—Minimal Risk)— This category includes loans to investment grade entities with: good liquidity and financial condition, nominal term debt, strong debt service capability, solid management, and quality financial information. These loans are usually secured with current assets, but may be unsecured. Alternative financing from other lenders is generally available to these borrowers.

          Grade 3 (Satisfactory Quality—Acceptable Risk—Tier One)— This category includes loans to entities maintaining fair liquidity and acceptable financial conditions. The level of term debt is moderate, with adequate debt service capability. Earnings may be volatile, but borrowers in this category generally do not show a loss within the last three years. Primary debt service must be supported by identified secondary repayment sources or by guarantors with adequate and proven responsibility and capacity.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

          Grade 4 (Satisfactory Quality—Acceptable Risk—Tier Two)— This category includes loans to borrowers maintaining acceptable financial conditions; however may exhibit certain characteristics of leverage or asset dependency that reflect a greater level of risk than Tier One credits. This category may also include borrowers exhibiting explainable interim losses within the previous three years and/or industry characteristics that warrant frequent monitoring.

          Grade 5 (Monitored Loans)— This category includes loans with trends or characteristics which, if continued, could result in impaired repayment ability. The borrower may exhibit a low degree of liquidity and relatively high leverage, erratic earnings history (including the possibility of a reported loss in the past four years), significant term debt and a nominal cushion for debt service capacity. Loans in this category may also include financing to start-up borrowers backed by experienced management and significant capital investment or established companies in distressed industry conditions.

          Grade 6 (Other Assets Especially Mentioned)— This category includes loans which have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or a weakening of Green's credit position at some future date. Grade 6 loans are not adversely classified and do not expose Green to sufficient risk to warrant adverse classification.

          Grade 7 (Substandard—Accruing)— This category includes loans which are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any, or loans with identified weaknesses but where there is sufficient collateral value and/or cash flow coverage. This category includes loans that: (1) may require a secondary source of repayment (liquidation of collateral or repayment by a guarantor), (2) lack current financial information or appraisals, and/or (3) have collateral deficiencies such that Green would be in an unsecured position with an obligor not deserving unsecured credit. This category may also include borrowers with operating losses in recent periods.

          Grade 8 (Substandard—Nonaccrual)— This category includes loans with the same basic characteristics as Grade 7 loans and also meet Green's criteria for nonaccrual status, but do not warrant a Grade 9 or Grade 10 classification.

          Grade 9 (Doubtful/Exposure)— This category includes loans with all the Grade 7 or 8 characteristics but with weaknesses that make collection (or liquidation) highly questionable and improbable.

          Grade 10 (Loss)— This category includes loans which are considered uncollectible, or of such little value that they should no longer be carried as an asset of Green.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        The credit risk profile of loans aggregated by class and internally assigned risk grades as of the dates set forth were as follows:

	December 31, 2014
	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Grade 1	$2,410	—	—	—	285	997	3,692
Grade 2	5,338	—	—	—	—	—	5,338
Grade 3	183,109	26,830	33,347	7,605	57,945	2,956	311,792
Grade 4	484,214	133,051	283,401	222,209	192,565	6,067	1,321,507
Grade 5	62,783	1,016	1,935	3,692	99	150	69,675
Grade 6	42,995	—	2,680	—	447	121	46,243
Grade 7	3,341	1,273	9,812	6,148	1,307	29	21,910
Grade 8	1,788	174	570	940	1,277	95	4,844
Grade 9	—	—	—	—	—	—	—

	785,978	162,344	331,745	240,594	253,925	10,415	1,785,001
Purchased Credit Impaired	2,432	1,248	7,261	72	3,141	—	14,154

Total loans	$788,410	$163,592	$339,006	$240,666	$257,066	$10,415	$1,799,155

	December 31, 2013
	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Grade 1	$2,657	$—	$—	$—	$292	$548	$3,497
Grade 2	7,750	—	—	—	—	50	7,800
Grade 3	161,581	26,548	37,750	12,058	71,264	3,785	312,986
Grade 4	474,831	118,070	213,946	124,972	32,735	1,653	966,207
Grade 5	10,970	10,631	8,752	2,323	149	248	33,073
Grade 6	11,790	—	569	—	—	107	12,466
Grade 7	3,471	57	502	31	418	49	4,528
Grade 8	6,106	—	816	587	1,328	6	8,843
Grade 9	1,239	—	—	—	—	1,278	2,517

	680,395	155,306	262,335	139,971	106,186	7,724	1,351,917
Purchased Credit Impaired	895	1,655	4,676	96	176	—	7,498

Total loans	$681,290	$156,961	$267,011	$140,067	$106,362	$7,724	$1,359,415

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

6. LOANS (Continued)

        Troubled Debt Restructurings—The restructuring of a loan is considered a troubled debt restructuring if both the borrower is experiencing financial difficulties and the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses.

        Troubled debt restructurings identified during the periods indicated were as follows:

	Year Ended December 31,
	2014			2013
	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Recorded Investment	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Recorded Investment
	(Dollars in thousands)
Commercial & industrial	4	$915	$353	8	$8,400	$5,587
Commercial real estate	1	580	570	1	2,562	2,526
Construction, land & land development	1	30	29	3	4,783	1,164
Consumer and other	1	125	121	2	146	146

Total	7	$1,650	$1,073	14	$15,891	$9,423

        During the year ended December 31, 2014, Green added $1.7 million in new troubled debt restructurings. The modifications primarily related to extending the maturity date of the loans, which includes loans modified post-bankruptcy. Green did not forgive any principal or interest on the restructured loans. Following the restructure, none were paid in full and $533 thousand defaulted on the modified terms and were charged off during the year. Restructured loans are individually evaluated for impairment. The allowance for loan losses included specific reserves of $21 thousand relates to one loan at December 31, 2014.

        During the year ended December 31, 2013, Green added $15.9 million in new troubled debt restructurings. The modifications primarily related to extending the maturity date of the loans, which includes loans modified post-bankruptcy. Green did not forgive any principal or interest on the restructured loans. Following the restructure, $4.8 million were paid in full and $65 thousand defaulted on the modified terms and were charged off during the year. The restructured loans were individually evaluated for impairment. The allowance for loan losses included specific reserves of $3.7 million related to these loans at December 31, 2013.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

7. ALLOWANCE FOR LOAN LOSSES

        An analysis of activity in the allowance for loan losses for the years ended December 31, 2014 and 2013, and the balance of loans receivable by the method of impairment evaluation at December 31, 2014 and 2013 is as follows:

	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Allowance for loan losses:
Balance—January 1, 2014	$10,196	$874	$2,216	$1,103	$654	$1,318	$16,361
Charge-offs	(2,927)	—	—	—	—	(1,297)	(4,224)
Recoveries	118	14	1	—	20	622	775
Provision	758	86	725	1,530	(29)	(377)	2,693

Balance—December 31, 2014	$8,145	$974	$2,942	$2,633	$645	$266	$15,605

As of December 31, 2014
Allowance for loan losses:
Collectively evaluated for impairment	$7,772	$971	$2,789	$2,622	$645	$171	$14,970
Individually evaluated for impairment	373	—	—	—	—	95	468
Purchased credit impaired	—	3	153	11	—	—	167

Total allowance for loan losses	$8,145	$974	$2,942	$2,633	$645	$266	$15,605

Loans receivable:
Collectively evaluated for impairment	$784,052	$162,171	$329,239	$239,625	$252,648	$10,165	$1,777,900
Individually evaluated for impairment	1,926	173	2,506	969	1,277	250	7,101
Purchased credit impaired	2,432	1,248	7,261	72	3,141	—	14,154

Total loans evaluated for impairment	$788,410	$163,592	$339,006	$240,666	$257,066	$10,415	$1,799,155

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

7. ALLOWANCE FOR LOAN LOSSES (Continued)

	Commercial & Industrial	Owner Occupied Commercial Real Estate	Commercial Real Estate	Construction & Land Development	Residential Mortgage	Consumer and Other	Total
	(Dollars in thousands)
Allowance for loan losses:
Balance—January 1, 2012	$9,109	$763	$2,380	$1,352	$492	$55	$14,151
Charge-offs	(916)	—	(333)	—	(186)	(54)	(1,489)
Recoveries	1,044	222	21	—	27	12	1,326
Provision	959	(111)	148	(249)	321	1,305	2,373

Balance—December 31, 2013	$10,196	$874	$2,216	$1,103	$654	$1,318	$16,361

As of December 31, 2013
Allowance for loan losses:
Collectively evaluated for impairment	$7,272	$872	$2,021	$1,082	$566	$39	$11,852
Individually evaluated for impairment	2,924	—	45	—	88	1,278	4,335
Purchased credit impaired	—	2	150	21	—	1	174

Total allowance for loan losses	$10,196	$874	$2,216	$1,103	$654	$1,318	$16,361

Loans receivable:
Collectively evaluated for impairment	$672,831	$155,306	$258,993	$138,220	$104,858	$6,277	$1,336,485
Individually evaluated for impairment	7,564	—	3,342	1,751	1,328	1,447	15,432
Purchased credit impaired	895	1,655	4,676	96	176	—	7,498

Total loans evaluated for impairment	$681,290	$156,961	$267,011	$140,067	$106,362	$7,724	$1,359,415

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

8. PREMISES AND EQUIPMENT

        Premises and equipment as of dated indicated are summarized as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Land	$7,652	$6,588
Buildings and improvements	21,831	16,238
Furniture, fixtures and equipment	8,075	5,923

	37,558	28,749
Less accumulated depreciation	(12,358)	(7,384)

Total	$25,200	$21,365

        Depreciation of premises and equipment totaled $1.5 million, $1.4 million and $1.2 million for the year ended December 31, 2014, 2013 and 2012, respectively.

9. GOODWILL AND CORE DEPOSIT INTANGIBLES

        Green reviews its goodwill for impairment annually, or more frequently, if indicators of impairment exist. At December 31, 2014 and 2013, management determined that goodwill, as reflected in Green's financial statements, was not impaired. The most recent goodwill impairment test was as of December 31, 2014. Subsequent to year end, management has determined that no triggering events have occurred that would result in impairment.

        Changes in the carrying amount of goodwill and core deposit intangibles for the years ended December 31, 2014 and 2013 were as follows:

	Goodwill	Core Deposit Intangibles
	(Dollars in thousands)
Balance—December 31, 2012	$15,672	$1,230
Less—amortization	—	(246)

Balance—December 31, 2013	$15,672	$984
Add—acquisition of SharePlus	14,457	3,467
Less—amortization	—	(303)

Balance—December 31, 2014	$30,129	$4,148

        Green initially records the total premium paid on acquisitions as goodwill. After finalizing the valuation, core deposit intangibles are identified and reclassified from goodwill to core deposit intangibles on the balance sheet. This reclassification has no effect on total assets, liabilities, shareholders' equity, net income or cash flows. The measurement period for Green to determine the fair value of acquired identifiable assets and assumed liabilities will be at the end of the earlier of (1) twelve months from the date of acquisition or (2) as soon as Green receives the information it was seeking about facts and circumstances that existed as of the date of acquisition. Green may record subsequent adjustments to goodwill for amounts undeterminable at acquisition date, such as deferred

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

9. GOODWILL AND CORE DEPOSIT INTANGIBLES (Continued)

taxes and real estate valuations, and therefore the goodwill amounts reflected in the table above may change accordingly. As such, the SharePlus acquisition completed during 2014 may be subject to adjustment.

        Core deposit intangibles are amortized on an accelerated basis over their estimated lives, which Green believes is approximately six to nineteen years. The estimated future amortization expense for the core deposit intangibles remaining as of December 31, 2014 is as follows (dollars in thousands):

2015	$590
2016	571
2017	525
2018	318
2019	271
Thereafter	1,873

Total	$4,148

10. DEPOSITS

        Included in certificates and other time deposits are individual amounts of $100,000 or more including brokered certificates of deposit, if any. The remaining maturities of these deposits as of the dates indicated are as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Three months or less	$83,584	$81,518
Over three through six months	86,893	67,817
Over six through twelve months	95,389	111,067
Over one through two years	112,316	44,866
Over two through three years	43,191	28,822
Over three through four years	74,745	37,335
Over four through five years	9,158	68,955
Over five years	—	—

Total	$505,276	$440,380

        Interest expense for certificates of deposit and other time deposits of $100,000 or more was approximately $5.5 million, $6.1 million and $5.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

        Green had $5.7 million and $14.8 million in brokered time deposits, at December 31, 2014 and 2013, respectively.

        There are no major concentrations of deposits with any one depositor.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

11. OTHER BORROWED FUNDS

        Other borrowed funds as of the dates indicated were as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
FHLB advances	$47,586	$46,858
Repurchase agreements	4,605	2,583

Total	$52,191	$49,441

        FHLB Advances—Green has an available borrowing arrangement with the FHLB, which allows Green to borrow on a collateralized basis. At December 31, 2014 and 2013, total borrowing capacity of $367.2 million and $301.0 million, respectively, was available under this arrangement and $47.6 million and $46.9 million, respectively, was outstanding with an average interest rate of 0.25% and 0.32% respectively. Green's FHLB advances at December 31, 2014 mature within eight years. Green's FHLB advances at December 31, 2013 mature within one year. These borrowings are collateralized by a blanket lien on certain real estate loans. The total borrowing capacity increased due to loan portfolio growth. Green utilizes these borrowings to meet liquidity needs and to fund certain fixed rate loans in its loan portfolio.

        Dallas Federal Reserve—Green has an available borrower in custody arrangement with the Dallas Federal Reserve, which allows Green to borrow, on a collateralized basis. Certain commercial and consumer loans are pledged under this arrangement. Green maintains this borrowing arrangement to meet liquidity needs pursuant to its contingency funding plan. At December 31, 2014 and 2013, $377.3 million and $288.6 million, respectively, were available under this arrangement and no borrowings were outstanding. The available capacity increased due to changes in collateral margins for Fed discount window lending.

        Securities Sold Under Agreements to Repurchase—Securities sold under agreements to repurchase represent the purchase of interests in securities by banking customers. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. Repurchase agreements with banking customers are settled on the following business day. All securities sold under agreements to repurchase are collateralized by pledged securities. The securities underlying the repurchase agreements are held in safekeeping by Green Bank's safekeeping agent.

        Federal Funds Purchased—Green has available federal funds lines of credit with its correspondent banks. As of December 31, 2014 and 2013, there were no federal funds purchased outstanding.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

12. INCOME TAXES

        The components of the provision for income taxes for the years ended December 31, 2014, 2013 and 2012 are as follows:

	December 31,
	2014	2013	2012
	(Dollars in thousands)
Current income tax provision	$7,970	$7,446	$5,067
Deferred income tax expense (benefit)	395	(540)	(687)

Total income tax provision	$8,365	$6,906	$4,380

        The provision for income taxes differs from the amount computed by applying the federal income tax statutory rates of 35% to income from continuing operations for the year ended December 31, 2014, 35% for the year ended December 31, 2013 and 34% for the year ended December 31, 2012, as follows:

	December 31,
	2014	2013	2012
	(Dollars in thousands)
Taxes calculated at statutory rate	$8,087	$6,831	$4,391
Increase (decrease) resulting from:
State tax expense, net of federal effect	209	174	119
Non-deductible expenses	35	65	58
Incentive stock compensation expense	34	5	9
Bargain purchase gain	—	—	(197)
Change in applicable statutory rate	—	(211)	—
Other, net	—	42	—

Income tax provision—as reported	$8,365	$6,906	$4,380

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

12. INCOME TAXES (Continued)

        Significant deferred tax assets and liabilities at the dates indicated were as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Deferred tax assets:
Allowance for credit losses	$5,462	$5,727
Net operating loss carryforward	1,862	1,969
Nonqualified stock options	1,229	882
Acquired deposit valuation allowance	392	114
Acquired loan valuation allowance	1,415	348
Pre-opening expenses	167	191
Real estate acquired by foreclosure write-downs	609	443
Unrealized loss on available-for-sale securities	—	68
Other	437	254

Total deferred tax assets	11,573	9,996

Deferred tax liabilities:
Depreciable assets	239	335
Unrealized gain on available-for-sale securities	572	—
Deferred loan costs	658	568
Goodwill and core deposit intangibles	1,630	240
Other	6	—

Total deferred tax liabilities	3,105	1,143

Net deferred tax asset	$8,468	$8,853

        The deferred tax asset is evaluated by management on an ongoing basis to determine if a valuation allowance is required. Assessing the need for a valuation allowance requires that management evaluate all evidence, both negative and positive, to determine whether a valuation allowance is needed. Based on management's analysis of the evidence, no valuation allowance was required to be recorded against the net deferred tax asset of $8.5 million at December 31, 2014. The deferred tax assets are primarily supported by future reversals of existing timing differences and the generation of future taxable income.

        Net operating loss carryfowards for federal income tax purposes were $5.3 million and $5.6 million at December 31, 2014 and 2013, respectively. The carryforwards expire beginning in 2032.

        Green files income tax returns in the U.S. federal jurisdiction and the Texas state jurisdiction, and will file in the Kentucky and California state jurisdictions beginning with the 2014 income tax return. As of December 31, 2014 and 2013, Green had identified no unrecognized tax benefits related to returns with open periods subject to examination. Green is subject to examination from 2003 forward for federal income tax returns and from 2010 forward for state income tax returns. Green's policy is that it recognizes interest and penalties as a component of income tax expense. As of December 31, 2014 and 2013, Green had no accrued interest or penalties.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

13. EMPLOYEE BENEFITS

        Equity Incentive Plan—Green's 2014 Plan was approved by the Green board and shareholders on July 28, 2014 and became effective immediately prior to Green's initial public offering on August 7, 2014. A total of 1,273,838 shares of Green common stock were reserved for issuance under the 2014 Plan, which permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to Green's employees, and the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other forms of equity-based awards to Green's employees, directors, consultants and independent contractors. The 2014 Plan is administered by the Compensation Committee of the Green board who may select which eligible participants receive awards, the types of awards to be granted, the purchase price, if any, to be paid for shares covered by the awards and the vesting, forfeiture, cancellation and other terms and conditions of the awards.

        Stock Options.    During 2014, 11,000 stock options were granted under the 2014 Plan. At December 31, 2014 there were 11,000 time based options outstanding under the 2014 Plan. Green has three additional stock options plans, all of which are frozen to further issuance.

        The 2010 Option Plan, which was approved by the Green board on June 30, 2010, permitted the grant of up to 2,239,906 options. The non-qualified stock options granted were in the form of time-based options and performance options and may have been granted to a director, officer or employee of Green. Time-based options under the 2010 Option Plan vest over a period of four years and expire on the tenth anniversary of the date of the grant. Performance options under the 2010 Option Plan vest upon the occurrence of a liquidity event, with the vested amounts determined based on the achievement of specified performance and market metrics. The 2010 Option Plan was frozen to further issuance upon approval of the 2014 Omnibus Plan. At December 31, 2014 there were 425,996 time-based options and 1,277,990 performance options outstanding under the 2010 Option Plan.

        The 2006 Option Plan, which was approved by the shareholders of Green on June 21, 2006, permitted the grant of up to 450,000 options. The options granted may have been in the form of nonqualified stock options, which may have been granted to a director, officer or employee of Green, or incentive stock options, which may have been granted only to officers of Green. Awards under the 2006 Option Plan vest over a four-year period, which began on the first anniversary of the grant date, and must be exercised within 10 years from the grant date. The 2006 Option Plan was frozen to further issuance upon approval of the 2010 Option Plan. At December 31, 2014 and 2013 there were 362,500 options outstanding under the 2006 Option Plan.

        In addition to the 2006 Option Plan, the Green board adopted the Redstone Option Plan and froze the plan to further issuance, following Green's acquisition of Redstone Bank. At the time of adoption, all options to acquire stock of Redstone Bank were converted to options to acquire stock of Green and adjusted in terms of number and exercise price based on the terms of the merger agreement. All options issued under the Redstone Option Plan are fully vested as a result of the 2006 change of control event. At December 31, 2014 and 2013, respectively, there were 297,278 and 306,444 options outstanding under the Redstone Option Plan.

        The fair value of each time-based option award is estimated on the date of grant using a Black-Scholes-Merton option valuation model. The Black-Scholes-Merton formula assumes that option exercises occur at the end of the contractual term of the option, and that expected volatility, expected

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

13. EMPLOYEE BENEFITS (Continued)

dividends, and risk-free interest rates are constant over the option's term. The Black-Scholes-Merton formula is adjusted to take into account certain characteristics of employee share options and similar instruments that are not consistent with the assumptions contained in the model. Because of the nature of the formula, those adjustments take the form of weighted-average assumptions about those characteristics. The expected term represents the period of time that options granted are expected to be outstanding. The risk-free interest rate of the option is based on the Treasury Department zero-coupon with a remaining term equal to the expected term used in the assumption model. The expected volatility is an estimated measure of fluctuations in Green's share price.

        The fair value of time-based options granted during 2014 and 2013 was estimated using the following assumptions:

	2014	2013
Expected term (years)	6.5	6.5
Risk-free interest rate	1.07% - 2.12%	1.19% - 2.10%
Expected volatility	56%	35%
Dividend yield	—%	—%

        A summary of changes in outstanding time-based stock options as of December 31, 2014 and 2013, is as follows:

	Number of Options	Weighted- Average Exercise Price	Average Remaining Contractual Term (In Years)
Shares under option—December 31, 2013	1,099,264	$9.19	4.6
Shares granted	14,042	15.70
Shares forfeited or expired	(2,366)	10.24
Shares exercised	(14,166)	8.25

Shares under option—December 31, 2014	1,096,774	9.28	3.7

Shares exercisable—December 31, 2014	1,020,743	9.14	3.4

Shares under option—December 31, 2012	1,082,092	$9.11	5.3
Shares granted	43,298	10.71
Shares forfeited or expired	(3,211)	9.72
Shares exercised	(22,915)	8.25

Shares under option—December 31, 2013	1,099,264	9.19	4.6

Shares exercisable—December 31, 2013	910,793	9.24	4.0

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

13. EMPLOYEE BENEFITS (Continued)

        A summary of the status of Green's nonvested time-based options as of December 31, 2014 and 2013, is presented below:

	Number of Options	Average Grant- Date Fair Value
Nonvested options—December 31, 2013	188,471	$1.87
Shares granted	14,042	8.16
Shares forfeited	(2,028)	2.11
Shares vested	(124,454)	3.12

Nonvested options—December 31, 2014	76,031	$3.29

Nonvested options—December 31, 2012	263,574	$3.14
Shares granted	43,298	1.64
Shares forfeited	(3,211)	3.21
Shares vested	(115,190)	3.11

Nonvested options—December 31, 2013	188,471	$1.87

        As of December 31, 2014 and 2013, there was $193 thousand and $283 thousand, respectively, of total unrecognized compensation expense related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 2.38 years. The total fair value of shares vested during the years ended December 31, 2014 and 2013, was $388 thousand and $358 thousand, respectively.

        Total stock-based compensation expense that was charged against income was $204 thousand, $335 thousand and $324 thousand for 2014, 2013 and 2012, respectively. The total income tax benefit recognized in the statements of operations for share-based compensation arrangements was $71 thousand, $113 thousand and $101 thousand for 2014, 2013 and 2012, respectively.

        Green issued 11,958 performance options during the year ended December 31, 2014 under the 2010 Option Plan. The performance-based options will vest only upon the occurrence of a liquidity event. The numbers of options to be vested will be determined based on the achievement of specified performance and market metrics. The total fair value of the performance options granted during the year ended December 31, 2014 was $22 thousand. Stock-based compensation expense related to the performance options will be recorded upon the occurrence of a qualifying liquidity event. At December 31, 2014 there were 1,277,990 performance based options outstanding under the 2010 Option Plan.

        Restricted Stock Units.    In connection with Green's initial public offering, 275,000 restricted stock units were granted under the 2014 Plan. At December 31, 2014, there were 275,000 restricted stock units outstanding under the 2014 Plan. Total restricted stock units compensation expense was $344 thousand in the year ended December 31, 2014.

        Stock Appreciation Rights Plan—On May 18, 2007, the Green board adopted the SAR Plan. The SAR Plan provided for the issuance of up to 200,000 units to plan participants at an exercise price of no less than the fair market value of the common stock of Green at the time of grant. Units are redeemable by plan participants under certain circumstances whereby the participant will be paid the

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

13. EMPLOYEE BENEFITS (Continued)

excess, if any, of the book value of Green's common stock at the time of exercise over the exercise price. The SAR Plan provides for a 10-year maximum term for units issued, vesting and exercisability limitations and accelerated vesting and deemed exercise in the event of a change of control. The SAR Plan was frozen to further issuance upon approval of the 2014 Omnibus Plan. As of December 31, 2014, there were 134,000 units outstanding under the SAR Plan.

        Prior to Green's initial public offering, Green elected to account for the accrued SAR Plan liability under the intrinsic-value method as allowed for non-public companies by ASC 718, Compensation—Stock Compensation. During the quarter ended September 30, 2014, Green began to account for the accrued SAR Plan liability utilizing the fair value method. Stock based compensation expense of $416 thousand was recorded during the year ended December 31, 2014 to reflect the fair value of the SARs.

        Benefit Plan—Green sponsors the 401k Plan, which is a defined contribution plan available to substantially all employees. Participants in the 401k Plan may make salary deferral contributions up to the amount allowed by law. Green makes safe harbor matching contributions to the 401k Plan equal to 100% of the participant's elective contribution for the plan year up to a maximum of 6% of the participant's salary. Green contributions are fully vested at the date of contribution. The total of Green contributions for the years ended December 31, 2014, 2013 and 2012, were $798 thousand, $690 thousand and $592 thousand, respectively.

14. SHAREHOLDERS' EQUITY

        Common Stock—In August 2014, Green issued 5.4 million shares of its common stock through an initial public offering, which resulted in gross proceeds of $80.9 million. After deducting advisory fees and transaction expenses, net proceeds were approximately $72.5 million. No single investor owns more than 24.9% of the issued and outstanding common stock of Green. During the year ended December 31, 2014, Green invested $67.5 million in Green Bank.

15. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES

        The following table summarizes Green's contractual obligations and other commitments to make future payments as of the date indicated (other than securities sold under agreements to repurchase). Green's future cash payments associated with its contractual obligations pursuant to its certificates and

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

15. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (Continued)

other time deposits, FHLB advances including interest, and operating leases, as of the date indicated are as follows:

	December 31, 2014
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Certificates and other time deposits	$329,760	$200,627	$105,953	$—	$636,340
FHLB advances	43,760	1,411	2,084	567	47,822
Operating leases	1,294	2,489	1,618	2,141	7,542

Total	$374,814	$204,527	$109,655	$2,708	$691,704

        Payments related to leases are based on actual payments specified in underlying contracts.

        Leases—A summary as of December 31, 2014, of Green's noncancelable future operating lease commitments is as follows (in thousands):

2015	$1,294
2016	1,274
2017	1,215
2018	860
2019	758
Thereafter	2,141

Total	$7,542

        Green leases certain office facilities and equipment under operating leases. Rent expense under all noncancelable operating lease obligations, net of income from noncancelable subleases aggregated, was approximately $1.4 million, $1.4 million and $1.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

        Litigation—Green from time to time is involved in routine litigation arising from the normal course of business. Management does not believe that there are any pending or threatened proceedings against Green which, upon resolution, would have a material effect on the consolidated financial statements.

        Financial Instruments with Off-Balance Sheet Risk—In the normal course of business, Green is a party to various financial instruments with off-balance sheet risk to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. Green's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual or notional amount of these instruments. Green uses the same

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

15. OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (Continued)

credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments.

        The following is a summary of the various financial instruments outstanding as of the date set forth:

	December 31, 2014
	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
	(Dollars in thousands)
Commitments to extend credit	$140,088	$175,524	$95,336	$89,667	$500,615
Standby and commercial letters of credit	11,891	391	—	—	12,282

Total	$151,979	$175,915	$95,336	$89,667	$512,897

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. Green evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by Green, upon extension of credit, is based on management's credit evaluation of the customer.

        Standby and commercial letters of credit are conditional commitments issued by Green to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, Green has rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and marketable securities. The credit risk to Green in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

16. DERIVATIVE FINANCIAL INSTRUMENTS

        In order to accommodate the borrowing needs of certain commercial customers, Green entered into interest rate swap agreements with those customers. In order to offset the exposure and manage interest rate risk, at the time an agreement was entered into with a customer, Green entered into an interest rate swap with a correspondent bank counterparty with offsetting terms. These derivative instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Due to the nature of the offset in values between customer and correspondent swaps, Green did not recognize any changes in the net fair value of the derivative instruments during the years ended December 31, 2014 or 2013. The fair value amounts are included in other assets and other liabilities.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

16. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The following is a summary of the derivative instruments outstanding as of the dates set forth:

	December 31, 2014
	Notional Amount	Fixed Rate	Floating Rate	Maturity	Fair Value
	(Dollars in thousands)
Non-hedging derivative instruments:
Customer interest rate swap:
receive fixed/pay floating	$24,485	4.87% - 5.99%	LIBOR 1 month + 3.25% - 4.50%	Wtd. Avg. 2.5 years	$274
Correspondent interest rate swap:
pay fixed/receive floating	$24,485	4.87% - 5.99%	LIBOR 1 month + 3.25% - 4.50%	Wtd. Avg. 2.5 years	$(287)

	December 31, 2013
	Notional Amount	Fixed Rate	Floating Rate	Maturity	Fair Value
	(Dollars in thousands)
Non-hedging derivative instruments:
Customer interest rate swap:
receive fixed/pay floating	$30,145	4.87% - 6.02%	LIBOR 1 month + 3.75% - 4.50%	Wtd. Avg. 3.1 years	$433
Correspondent interest rate swap:
pay fixed/receive floating	$30,145	4.87% - 6.02%	LIBOR 1 month + 3.75% - 4.50%	Wtd. Avg. 3.1 years	$(456)

        The estimated fair values of non-hedging derivative instruments are reflected within Green's consolidated balance sheet; customer interest rate swaps are included in other assets and correspondent

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

16. DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

interest rate swaps are included in other liabilities. The notional amounts and estimated fair values of the non-hedging derivative instruments by classification as the dates set forth were as follows:

	December 31, 2014
	Notional Amount	Fair Value
	(Dollars in thousands)
Customer interest rate swaps (commercial customer counterparty):
Assets	$24,485	$274
Correspondent interest rate swaps (financial institution counterparty):
Liabilities	$24,485	$(287)

	December 31, 2013
	Notional Amount	Fair Value
	(Dollars in thousands)
Customer interest rate swaps (commercial customer counterparty):
Assets	$28,190	$437
Liabilities	1,955	(4)

	$30,145	$433
Correspondent interest rate swaps (financial institution counterparty):
Assets	$1,955	$4
Liabilities	28,190	(460)

	$30,145	$(456)

17. REGULATORY MATTERS

        Capital Requirements—Green is subject to various regulatory capital requirements administered by federal banking agencies. Any institution that fails to meet its minimum capital requirements is subject to actions by regulators that could have a direct material effect on its financial statements. Under the capital adequacy guidelines and the regulatory framework for prompt corrective action, Green Bank must meet specific capital guidelines based on Green Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Green's capital amount and classification under the regulatory framework for prompt corrective action are also subject to qualitative judgments by the regulators.

        To meet the capital adequacy requirements, Green and Green Bank must maintain minimum capital amounts and ratios as defined in the regulations. Management believes, as of December 31, 2014 and 2013, that Green and Green Bank met all capital adequacy requirements to which they are subject.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

17. REGULATORY MATTERS (Continued)

        The most recent notification from the regulatory banking agencies categorized Green Bank as "well capitalized" under the regulatory capital framework for prompt corrective action and there have been no events since that notification that management believes have changed Green Bank's category.

        Green's consolidated capital ratios and Green Bank's capital ratios as of the dates set forth are presented in the following table:

	December 31, 2014
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$268,770	14.0%	$154,052	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	252,963	13.1	77,026	4.0	N/A	N/A
Tier I capital (to average assets)	252,963	12.1	84,003	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$259,313	13.5%	$153,867	8.0%	$192,334	10.0%
Tier 1 capital (to risk weighted assets)	243,506	12.7	76,934	4.0	115,400	6.0
Tier I capital (to average assets)	243,506	11.6	83,738	4.0	104,673	5.0

	December 31, 2013
	Actual		For Capital Adequacy Purposes		To be Categorized as Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
Green(1):
Total capital (to risk weighted assets)	$190,229	12.5%	$121,719	8.0%	N/A	N/A
Tier 1 capital (to risk weighted assets)	173,680	11.4	60,859	4.0	N/A	N/A
Tier I capital (to average assets)	173,680	10.3	67,196	4.0	N/A	N/A
Green Bank(2):
Total capital (to risk weighted assets)	$184,908	12.2%	$121,619	8.0%	$152,023	10.0%
Tier 1 capital (to risk weighted assets)	168,359	11.1	60,809	4.0	91,214	6.0
Tier I capital (to average assets)	168,359	10.0	67,021	4.0	83,776	5.0

(1)
The Federal Reserve Board may require Green to maintain capital ratios above the required minimums.

(2)
The FDIC or the OCC may require Green Bank to maintain capital ratios above the required minimums

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

17. REGULATORY MATTERS (Continued)

        Dividend Restrictions—Dividends paid by Green Bank are subject to certain restrictions imposed by regulatory agencies. No dividends were paid for the period ended December 31, 2014 and 2013.

        Green is regarded as a legal entity separate and distinct from Green Bank. The principal source of Green's revenues is dividends received from Green Bank. Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Federal Reserve Board and the OCC regulate all capital distributions by Green Bank directly or indirectly to Green, including dividend payments. For example, under applicable regulations, Green Bank must file an application for OCC approval of a capital distribution if the total capital distributions for the applicable calendar year exceed the sum of Green Bank's net income for that year to date plus Green Bank's retained net income for the preceding two years. Additionally, Green Bank may not pay dividends to Green if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the OCC notified Green Bank that it was in need of more than normal supervision. Under the FDIA, an insured depository institution such as Green Bank is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized." Payment of dividends by Green Bank also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice. In addition, Green Bank may become subject to supervisory limits on its ability to declare or pay a dividend or reduce its capital unless certain conditions are satisfied.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

        ASC 820 applies to reported balances that are required or permitted to be measured at fair value under an existing accounting pronouncement. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability and establishes a fair value hierarchy. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

          Level 1— Inputs that utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that Green has the ability to access. Level 1 assets and liabilities include debt and equity securities that are traded in an active exchange market, as well as certain Treasury Department securities that are highly liquid and are actively traded in over-the-counter markets.

          Level 2— Inputs other than those quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 assets and liabilities include available-for-sale securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Available-for-sale

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  securities are valued using observable data that may include dealer quotes, market spreads, cash flows, the Treasury Department yield curve, prepayment speeds, credit information, and the bond's terms and conditions, among other things. Derivative valuations utilize certain Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by Green and its counterparties. The significance of the impact of these credit valuation adjustments on the overall valuation of derivative positions are not significant to the overall valuation and result in all derivative valuations being classified in Level 2 of the fair value hierarchy.

          Level 3— Inputs that are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Green's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. This category includes certain interest-only strip securities where independent pricing information was not able to be obtained for a significant portion of the underlying assets and loans held-for-sale.

        The tables below presents Green's assets and liabilities measured at fair value on a recurring basis as of the dates set forth aggregated by the level in the fair value hierarchy within which those measurements fall.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Financial Assets:
Available-for-sale securities	$27,035	$160,530	$—	$187,565
Customer interest rate swaps	—	274	—	274
Financial Liabilities:
Correspondent interest rate swaps	$—	$287	$—	$287

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
Financial Assets:
Available-for-sale securities	$15,000	$183,237	$—	$198,237
Customer interest rate swaps	—	433	—	433
Financial Liabilities:
Correspondent interest rate swaps	$—	$456	$—	$456

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Assets

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

measured on a nonrecurring basis include impaired loans, real estate acquired by foreclosure and other repossessed assets.

        A loan is defined as impaired when, based on current information and events, it is probable that Green will be unable to collect all amounts due, according to the contractual terms of the loan agreement. The allowance for loan losses related to impaired loans is determined based on the difference between the carrying value of the impaired loan and its fair value. The fair value of impaired loans is determined based on the fair value of the collateral if repayment is expected solely from the collateral. Fair value of the loan's collateral is determined by appraisals and third party estimates for real estate collateral and by appraisals or independent valuations for non-real estate collateral such as inventory, accounts receivable, equipment or other business assets. The fair value of real estate acquired by foreclosure is measured using appraisals and third party estimates. These values may be adjusted based on current information available to management, therefore the values are considered Level 3 inputs within the fair value hierarchy.

        The following tables present the assets that were subject to fair value adjustments during the periods indicated, which were still on the balance sheet at the end of the reporting periods:

			Losses for the Year Ended December 31, 2014
	December 31, 2014
	Level 3	Total
	(Dollars in thousands)
Assets Measured on a Nonrecurring Basis:
Impaired loans	$1,277	$1,277	$160
Real estate acquired by foreclosure	1,820	1,820	141

			Losses for the Year Ended December 31, 2013
	December 31, 2013
	Level 3	Total
	(Dollars in thousands)
Assets Measured on a Nonrecurring Basis:
Impaired loans	$9,390	$9,390	$3,865
Real estate acquired by foreclosure	1,961	1,961	333

        The estimated fair values of financial instruments were determined by management as of December 31, 2014 and 2013, and required judgment. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Green could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values presented.

        The following methods and assumptions were used to estimate the fair value of cash and of financial instruments for which it is practicable to estimate that value:

        Cash and Short-Term Investments—The carrying amount of these short term investments is a reasonable estimate of fair value.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        Securities—Securities are valued based on quoted prices in an active market when available. These securities are classified in Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows or Level 2 of the valuation hierarchy.

        Loans Held-for-Sale—The fair value of consumer residential mortgages held-for-sale is based on commitments from investors or prevailing market prices.

        Loans Held for Investment—The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

        Real Estate Acquired by Foreclosure—Real estate acquired by foreclosure is adjusted to fair value less estimated costs to sell at the time of foreclosure. Subsequently, these assets are carried at the lower of carrying value or fair value less estimated costs to sell. Fair value is generally based upon market prices or appraised values of the property, and accordingly, Green classifies real estate acquired by foreclosure as Level 3.

        Deposit Liabilities—The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

        Other Borrowed Funds—The carrying amount of securities sold under agreements to repurchase is a reasonable estimate of fair value because these borrowings reprice at market rates generally daily. The fair value of long term FHLB advances is estimated using the rates currently offered for advances of similar remaining maturities.

        Off-Balance Sheet Financial Instruments—The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. These amounts were not significant at the reporting dates. The fair value of interest rate swaps is derived from pricing models based on past, present and projected future market conditions, quoted market prices of instruments with similar characteristics or discounted cash flows, classified in Level 2 of the fair value hierarchy.

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

        The estimated fair values of Green's financial instruments as of the dates indicated are as follows:

	December 31, 2014
	Carrying Value	Level 1	Level 2	Level 3	Fair Value
	(Dollars in thousands)
Financial Assets:
Cash and short term investments	$68,923	$68,923	$—	$—	$68,923
Available-for-sale securities	187,565	27,035	160,530	—	187,565
Held-to-maturity securities	50,713	—	50,725	—	50,725
Other securities	11,365	11,365	—	—	11,365
Loans held-for-sale	573	573	—	—	573
Loans held for investment	1,799,155	—	—	1,788,454	1,788,454
Real estate acquired by foreclosure	4,863	—	—	4,863	4,863

Total	$2,123,157	$107,896	$211,255	$1,793,317	$2,112,468

Financial Liabilities:
Deposits	$1,845,713	$—	$1,849,281	$—	$1,849,281
Securities sold under agreements to repurchase	4,605	—	4,605	—	4,605
Other borrowed funds	47,586	—	47,561	—	47,561

Total	$1,897,904	$—	$1,901,447	$—	$1,901,447

	December 31, 2013
	Carrying Value	Level 1	Level 2	Level 3	Fair Value
	(Dollars in thousands)
Financial Assets:
Cash and short term investments	$34,757	$34,757	$—	$—	$34,757
Available-for-sale securities	198,237	15,000	183,237	—	198,237
Held-to-maturity securities	57,278	—	56,588	—	56,588
Other securities	7,730	7,730	—	—	7,730
Loans held for investment	1,359,415	—	—	1,342,269	1,342,269
Real estate acquired by foreclosure	6,690	—	—	6,690	6,690

Total	$1,664,107	$57,487	$239,825	$1,348,959	$1,646,271

Financial Liabilities:
Deposits	$1,447,372	$—	$1,452,900	$—	$1,452,900
Securities sold under agreements to repurchase	2,583	—	2,583	—	2,583
Other borrowed funds	46,858	—	46,895	—	46,895

Total	$1,496,813	$—	$1,502,378	$—	$1,502,378

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

19. PARENT COMPANY ONLY FINANCIAL STATEMENTS

        The following balance sheets, statements of income, statements of comprehensive income and statements of cash flows for Green should be read in conjunction with the consolidated financial statements and the notes thereto.

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED BALANCE SHEETS
(Dollars in thousands)

	December 31,
	2014	2013
ASSETS
CASH AND DUE FROM BANKS	$1,290	$603
INTEREST-BEARING DEPOSITS IN FINANCIAL INSTITUTIONS	7,376	4,350

Cash and cash equivalents	8,666	4,953
DEFERRED TAX ASSET, Net	124	141
INVESTMENT IN GREEN BANK	278,949	193,755
OTHER ASSETS	714	382

TOTAL	$288,453	$199,231

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES—Other liabilities	$47	$13

Total liabilities	47	13

SHAREHOLDERS' EQUITY:
Common stock	262	208
Capital surplus	252,422	179,219
Retained earnings	34,660	19,918
Accumulated other comprehensive income, net	1,062	(127)

Total shareholders' equity	288,406	199,218

TOTAL	$288,453	$199,231

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

19. PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED STATEMENT OF OPERATIONS
(Dollars in thousands)

	For the years ended December 31,
	2014	2013	2012
INCOME—Interest income	$26	$23	$27

Total income	26	23	27

EXPENSE—General and administrative	1,894	1,012	851

Total expense	1,894	1,012	851

LOSS BEFORE EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY AND INCOME TAXES	(1,868)	(989)	(824)
EQUITY IN UNDISTRIBUTED EARNINGS OF SUBSIDIARY, Net of tax	15,957	13,253	9,079

INCOME BEFORE INCOME TAXES	14,089	12,264	8,255
BENEFIT FOR INCOME TAXES	654	346	280

NET INCOME	$14,743	$12,610	$8,535

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	For the years ended December 31,
	2014	2013	2012
NET INCOME	$14,743	$12,610	$8,535

OTHER COMPREHENSIVE INCOME BEFORE TAX:
Change in unrealized (loss) gain on securities available-for-sale	1,830	(3,227)	1,810

Total other comprehensive income	1,830	(3,227)	1,810

DEFERRED TAX EXPENSE RELATED TO OTHER COMPREHENSIVE INCOME	641	(1,099)	615
OTHER COMPREHENSIVE INCOME, NET OF TAX	1,189	(2,128)	1,195

COMPREHENSIVE INCOME	$15,932	$10,482	$9,730

GREEN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2014

19. PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

GREEN BANCORP, INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	For the years ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,743	$12,610	$8,535
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Equity in undistributed earnings of subsidiary	(15,957)	(13,253)	(9,079)
Deferred income tax benefit	17	14	17
(Increase) decrease in other assets, net	(332)	(64)	25
Increase (decrease) in other liabilities, net	34	9	(5)

Net cash used by operating activities	(1,495)	(684)	(507)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital contributed to subsidiary	(67,508)	—	(25,000)

Net cash used by investing activities	(67,508)	—	(25,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net of issuance expenses	72,591	—	24,734
Common stock issued in connection with the exercise of stock options	125	190	—

Net cash provided by financing activities	72,716	190	24,734

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,713	(494)	(773)
CASH AND CASH EQUIVALENTS:
Beginning of year	4,953	5,447	6,220

End of year	$8,666	$4,953	$5,447

******

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

(Unaudited)

	March 31, 2015	December 31, 2014
Assets
Cash and due from banks	$7,114,207	$5,926,934
Federal funds sold	1,290,029	891,037

Cash and cash equivalents	8,404,236	6,817,971
Interest bearing deposits in banks	41,515,102	58,102,333
Securities available for sale, at fair value	273,308,094	311,123,994
Securities held to maturity	1,514,441	1,661,165
Restricted investments carried at cost	5,885,765	6,370,365
Investment in Patriot Bancshares Capital Trusts I and II	666,000	666,000
Loans held for sale	13,447,470	10,668,364
Loans receivable, net of allowance for loan losses of $10,684,051 and $11,111,997, respectively	955,172,710	935,942,971
Accrued interest receivable	2,745,864	2,724,909
Premises and equipment	3,483,048	3,645,889
Foreclosed assets, net of allowances	16,833,078	19,415,635
Cash surrender value of life insurance	24,751,088	24,571,139
Goodwill	6,681,784	6,681,784
Other intangible assets	212,312	248,891
Deferred tax asset, net	5,383,648	5,829,675
Other assets	12,347,198	10,689,076

	$1,372,351,838	$1,405,160,161

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition (Continued)

(Unaudited)

	March 31, 2015	December 31, 2014
Liabilities and Shareholders' Equity
Deposits:
Noninterest bearing	$162,871,952	$151,438,836
Interest bearing	939,926,573	958,968,421

Total deposits	1,102,798,525	1,110,407,257
Accrued expenses and other liabilities	13,995,140	12,621,680
Advances from Federal Home Loan Bank	110,250,000	138,750,000
Subordinated debentures	22,166,000	22,166,000

Total liabilities	1,249,209,665	1,283,944,937

Shareholders' equity
Preferred stock class B, $1.00 par value; 26,038 shares authorized; 26,038 shares issued and outstanding at March 31, 2015 and December 31, 2014; total liquidation value of $26,038,000	26,038	26,038
Preferred stock class C, $1.00 par value; 1,302 shares authorized; 1,302 shares issued and outstanding at March 31, 2015 and December 31, 2014; total liquidation value of $1,302,000	1,302	1,302
Preferred stock class D, $0.50 par value; 1,300,000 authorized; 1,200,001 shares issued and outstanding at March 31, 2015 and December 31, 2014; total liquidation value of $1,800,002	600,000	600,000
Preferred stock class F, $0.50 par value; 10,700,000 shares authorized; 10,687,500 shares issued and outstanding at March 31, 2015 and December 31, 2014; total liquidation value of $8,550,000	5,343,750	5,343,750
Preferred stock class G, $0.50 par value; 2,564,250 authorized; 0 and 2,513,250 shares issued and outstanding at March 31, 2015 and December 31,2014; total liquidation value of $1,256,625	—	1,256,626
Common stock, $0.50 par value; 500,000,000 shares authorized; 119,572,959 and 109,147,605 shares issued and outstanding at March 31, 2015 and December 31, 2014, respectively	59,786,480	54,573,803
Capital surplus	62,435,636	65,767,065
Retained deficit	(4,610,889)	(5,254,681)
Accumulated other comprehensive income—unrealized loss on available for sale securities, net of tax	(440,144)	(1,098,679)

Total shareholders' equity	123,142,173	121,215,224

	$1,372,351,838	$1,405,160,161

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Interest income
Loans, including fees	$10,765,299	$10,149,559
Taxable securities	1,083,158	1,484,015
Tax exempt securities	1,684	—
Federal funds sold	585	695
Deposits with banks	48,260	12,643

Total interest income	11,898,986	11,646,912

Interest expense
Deposits	2,392,123	2,435,673
Subordinated debentures	110,655	118,745
Other borrowed money	203,784	107,161
Advances from Federal Home Loan Bank	162,122	103,387

Total interest expense	2,868,684	2,764,966

Net interest income	9,030,302	8,881,946
Provision for loan losses	—	—

Net interest income after provision for loan losses	9,030,302	8,881,946

Noninterest income
Service charges on deposit accounts	179,714	192,645
Fees on sales of mortgage loans	347,866	325,863
Net realized gain on sales of available for sale securities	541,200	543,503
Net realized gain on sales of loans	1,555,256	1,592,060
Gain (loss) on sales of foreclosed assets	27,732	(63,795)
Other income	555,646	183,343

Total noninterest income	3,207,414	2,773,619

Noninterest expenses
Salaries and employee benefits	5,129,155	5,110,892
Occupancy and equipment expense	1,088,569	1,126,258
Advertising	213,383	215,256
Data processing	347,177	312,928
Legal and professional fees	486,374	405,442
Amortization of intangible assets	36,579	39,867
FDIC assessment	547,500	347,500
Foreclosed asset operating expenses, net	289,114	300,897
Foreclosed asset mark to market expense	36,667	56,780
Other expense	1,630,058	1,207,152

Total noninterest expenses	9,804,576	9,122,972

Income before provision for income taxes	2,433,140	2,532,593
Provision for income taxes	781,970	858,695

Net income	$1,651,170	$1,673,898

Earnings per share:
Basic	$0.006	$0.012

Diluted	$0.006	$0.010

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Net income	$1,651,170	$1,673,898
Other comprehensive income
Change in unrealized gain on securities available for sale, before tax	902,328	1,402,556
Reclassification adjustment for realized gains on securities available for sale included in net income	110,803	115,661

Total other comprehensive income	1,013,131	1,518,217

Comprehensive income before tax	2,664,301	3,192,115
Income tax expense related to other comprehensive income	354,596	531,376

Comprehensive income	$2,309,705	$2,660,739

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

(Unaudited)

	Preferred Stock	Common Stock at Par	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)— Unrealized Gain (Loss) on Available for Sale Securities	Total Shareholders' Equity
Balance at January 1, 2015	$7,227,716	$54,573,803	$65,767,065	$(5,254,681)	$(1,098,679)	$121,215,224
Comprehensive income:
Net income for the three months ended March 31, 2015	—	—	—	1,651,170	—	1,651,170
Change in net unrealized loss on available for sale securities, net of reclassification adjustment and tax effect		—	—	—	658,535	658,535

Total comprehensive income						2,309,705
Common stock issuance in lieu of preferred dividends	—	163,427	228,801	(392,228)	—	—
Dividends accrued on Series B and C	—	—	—	(615,150)	—	(615,150)
Conversion of preferred stock to common stock	(1,256,626)	5,026,500	(3,769,874)			—
Issuance of common stock—vested restricted stock	—	22,750	(22,750)	—	—	—
Stock-based compensation	—	—	232,394	—	—	232,394

Balance at March 31, 2015	$5,971,090	$59,786,480	$62,435,636	$(4,610,889)	$(440,144)	$123,142,173

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity (Continued)

(Unaudited)

	Preferred Stock	Common Stock at Par	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)— Unrealized Gain (Loss) on Available for Sale Securities	Total Shareholders' Equity
Balance at January 1, 2014	$11,183,171	$48,039,443	$64,311,674	$(8,544,509)	$(3,496,708)	$111,493,071
Comprehensive income:
Net income for the three months ended March 31, 2014	—	—	—	1,673,898	—	1,673,898
Change in net unrealized loss on available for sale securities, net of reclassification adjustment and tax effect	—	—	—	—	986,841	986,841

Total comprehensive income						2,660,739
Dividends accrued on Series B and C	—	—	—	(477,077)	—	(477,077)
Issuance of common stock—vested restricted stock	—	96,167	(96,167)	—	—	—
Stock-based compensation	—	—	90,276	—	—	90,276

Balance at March 31, 2014	$11,183,171	$48,135,610	$64,305,783	$(7,347,688)	$(2,509,867)	$113,767,009

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities
Net income	$1,651,170	$1,673,898
Adjustments to reconcile net income to net cash used in operating activities:
Net amortization of securities	455,003	394,020
Depreciation and amortization	317,136	345,411
Realized gain on sales of loans held for sale	(1,555,256)	(1,592,060)
Realized gain on sales of available for sale securities	(541,200)	(543,503)
(Gain) loss on sales of foreclosed assets	(27,732)	63,795
Reduction in value of foreclosed assets	36,667	56,780
Appreciation in cash surrender value of life insurance	(179,949)	(11,635)
Stock-based compensation	232,394	90,276
Deferred income tax	91,431	260,658
Net change in:
Loans held for sale	(1,223,850)	5,691,703
Accrued interest receivable	(20,955)	8,759
Other assets	(1,070,843)	(326,800)
Accrued expenses and other liabilities	171,031	(12,430,301)

Net cash used in operating activities	(1,664,953)	(6,318,999)

Cash flows from investing activities
Net change in interest bearing deposits in banks	16,587,231	(15,510,225)
Activity in securities available for sale:
Sales	26,851,998	56,194,109
Maturities, prepayments and calls	12,065,882	13,559,177
Activity in securities held to maturity:
Maturities, prepayments and calls	144,072	132,032
Net change in restricted investments carried at cost	484,600	(1,481,700)
Loan originations and principal collections, net	(16,329,739)	(36,300,658)
Proceeds from sales of foreclosed assets	—	896,976
Capitalized costs to improve foreclosed assets	(326,378)	—
Proceeds from sales of premises and equipment	—	48,453
Asset purchase RMC Vanguard	—	(635,512)
Purchases of premises and equipment	(117,716)	(111,231)

Net cash provided by investing activities	39,359,950	16,791,421

Cash flows from financing activities
Net decrease in deposits	(7,608,732)	(41,417,778)
Net (decrease) increase in advances from Federal Home Loan Bank	(28,500,000)	40,000,000

Net cash used in financing activities	(36,108,732)	(1,417,778)

Net change in cash and cash equivalents	1,586,265	9,054,644
Cash and cash equivalents at beginning of period	6,817,971	7,858,429

Cash and cash equivalents at end of period	$8,404,236	$16,913,073

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies

Nature of Operations

        Patriot and its subsidiaries, Patriot Intermediate Holdings, Patriot Bank, Patriot Mortgage, PB Commercial, PB Advantage LLC, Golf Beverages LLC and Promenade Place LLC, provide a variety of financial services to individuals and businesses primarily in the Texas cities of Houston, Dallas, Honey Grove and their respective surrounding areas. The accounting and reporting policies of Patriot conform with GAAP and to general regulatory practices of the United States banking industry. Policies and practices of Patriot which materially affect the determination of financial position, results of operations and cash flows are summarized as follows:

Principles of Consolidation

        The consolidated financial statements include the accounts of Patriot and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets, deferred tax assets and the fair value of financial instruments.

Significant Group Concentrations of Credit Risk

        Most of Patriot's activities are with customers located within the Texas cities of Houston, Dallas, Honey Grove, and their respective surrounding areas. Note 3 to Patriot's unaudited consolidated financial statements discusses the types of securities that Patriot invests in. Note 4 to Patriot's unaudited consolidated financial statements discusses the types of lending that Patriot engages in. Patriot does not have any significant concentrations to any one industry or customer.

        Patriot carries certain assets with other financial institutions which are subject to credit risk by the amount such assets exceed federal deposit insurance limits. Management monitors the financial stability of correspondent banks and considers amounts advanced in excess of the FDIC limits to present no significant additional risk to Patriot.

Cash and Cash Equivalents

        For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash, noninterest-bearing balances due from banks and federal funds sold.

        Patriot is required to maintain average balances on hand or with the Dallas Federal Reserve. Patriot properly maintained amounts in excess of required reserves of $10,571,079 and $10,085,886 as of March 31, 2015 and December 31, 2014, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

Interest Bearing Deposits in Banks

        Interest bearing deposits in banks mature within one year and are carried at cost.

Securities

        Debt securities that management has the positive intent and ability to hold to maturity, if any, are classified as "held to maturity" and are recorded at amortized cost.

        Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Patriot to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        Investments in equity securities are carried at cost. Any changes to the cost basis of these investments are recorded in the statement of income. These investments are reviewed annually to determine if an impairment charge is necessary. For the three months ended March 31, 2015 and 2014, no impairment charges were recorded.

Loans Held for Sale

        Loans originated and intended for sale in the secondary market are carried at estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through charges to income.

Loans

        Patriot grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout the Texas cities of Houston and Dallas and their respective surrounding areas. The ability of Patriot's debtors to honor their contracts is dependent in part upon the general economic conditions in these areas.

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off which are measured at historical cost are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income is amortized to interest income using a level yield methodology.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

        The accounting guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. Patriot's portfolio segments are Commercial and Industrial, Real Estate, and Consumer and Other. The classes of financing receivables within the real estate segment are Construction and Land Development, 1-4 Family Residential Mortgage, Multifamily Residential, and Commercial Mortgage. The remaining portfolio segments contain a single class of financing receivables. The allowance for credit losses is presented by portfolio segment.

        Loan Origination/Risk Management.    Patriot selectively extends credit for the purpose of establishing long-term relationships with its customers. Patriot mitigates the risks inherent in lending by focusing on businesses and individuals with demonstrated payment history, historically favorable profitability trends and stable cash flows. In addition to these primary sources of repayment, Patriot looks to tangible collateral and personal guarantees as secondary sources of repayment. Lending officers are provided with detailed underwriting policies covering all lending activities in which Patriot is engaged and that require all lenders to obtain appropriate approvals for the extension of credit. Patriot also maintains documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered may be reduced.

        Patriot has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Patriot's management and the Patriot board review and approve these policies and procedures on a regular basis. A reporting system supplements the review process by providing management and the Patriot board with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

        Patriot maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Board of Directors. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as Patriot's policies and procedures.

        Commercial and Industrial Loans.    A major lending focus of Patriot is on loans to small and medium-sized businesses in a wide variety of industries. Patriot's commercial lending emphasis includes loans to wholesalers, manufacturers and business service companies. A broad array of short and medium-term commercial lending products are made available to businesses for working capital (including inventory and accounts receivable), purchases of equipment and machinery and business expansion (including acquisitions of real estate and improvements). Generally, Patriot's commercial loans are underwritten on the basis of the borrower's ability to service such debt as reflected by cash flow projections. Commercial loans are generally collateralized by business assets, which may include real estate, accounts receivable and inventory, certificates of deposit, securities, guarantees or other collateral. Patriot also generally obtains personal guarantees from the principals of the business.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

Working capital loans are primarily collateralized by short-term assets, whereas term loans are primarily collateralized by long-term assets. As a result, commercial loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

        Construction and Land Development Loans.    Patriot makes loans to finance the construction of residential and non-residential properties. The majority of Patriot's residential construction loans in Texas are for single-family dwellings that are pre-sold or are under earnest money contracts. Patriot also originates loans to finance the construction of commercial properties such as multi-family, office, industrial, warehouse and retail centers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Patriot is forced to foreclose on a project prior to completion, there is no assurance that Patriot will be able to recover the entire unpaid portion of the loan. In addition, Patriot may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. While Patriot has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

        1-4 Family Residential Mortgages.    Patriot originates 1-4 family residential mortgage loans collateralized by owner-occupied and non-owner-occupied real estate to finance the purchase of real estate. Repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of appraised value. The underwriting analysis includes credit verification, appraisals and a review of the financial condition of the borrower.

        Commercial Mortgages.    Patriot makes commercial mortgage loans collateralized by owner-occupied and non-owner-occupied real estate to finance the purchase of real estate. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

        When underwriting these loans, Patriot seeks to minimize these risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit verification, analysis of global cash flow, appraisals and a review of the financial condition of the borrower.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

        Consumer and Other Loans.    Consumer and other loans made by Patriot include automobile loans, recreational vehicle loans, boat loans, home improvement loans, home equity loans, and other personal loans. Consumer and other loans represent less than 1% of total loans. Risk is minimized due to relatively small loan amounts that are spread across many individual borrowers.

        Concentrations of Credit.    Most of Patriot's lending activity occurs within the state of Texas, including the two largest metropolitan areas of Houston and Dallas and their respective surrounding areas, as well as other markets. The majority of Patriot's loan portfolio consists of commercial and industrial and commercial real estate loans.

        Nonaccrual and Past Due Loans.    Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, Patriot considers the borrower's debt service capacity through the analysis of current financial information, if available, and/or current information with regards to Patriot's collateral position. Regulatory provisions would typically require the placement of a loan on nonaccrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on nonaccrual loans is recognized only after all principal has been collected in full. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Allowance for Loan Losses

        The allowance for loan losses represents management's estimate of probable losses inherent in Patriot's lending portfolio. Credit exposures deemed to be uncollectible are charged against these accounts. Cash recovered on previously charged-off amounts is recorded as a recovery to these accounts. The allowance for loan losses does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual or is charged-off.

        Patriot employs a systematic methodology for determining the allowance for credit losses that consists of three components: (i) specific valuation allowances determined in accordance with FASB ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical average loss experience for similar loans with similar characteristics and trends adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other risk factors both internal and external to Patriot.

        A loan, with the exception of groups of smaller-balance homogenous loans, is considered impaired and subject to ASC Topic 310 when, based on current information, it is probable that the borrower will

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

be unable to pay contractual interest or principal payments as scheduled in the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

        The specific allowance related to an impaired loan is established when the carrying value of the loan is more than the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

        The allowance on the remaining portfolio segments is calculated using historical loss rates in accordance with ASC Topic 450. Criticized and classified loans, not deemed impaired, are subject to an allowance based on the historical loss migration analysis by grade. Pass loans are subject to an allowance based on historical losses by product type.

        The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. The general valuation factor is based upon a more qualitative analysis of risk. Various risks are considered in the determination of the environmental adjustment factor such as asset quality, lending management and staff, loan policies and procedures, loan review, credit concentrations, loan volumes, collateral values, and economic trends.

Financial Instruments

        In the ordinary course of business, Patriot has entered into commitments to extend credit, including standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Instruments and Hedging Activities

        Derivative financial instruments are recognized as assets and liabilities on the consolidated statement of financial condition and measured at fair value.

Interest Rate Swap Agreements

        For asset management purposes, Patriot uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period.

        The notional amount on which the interest payments are based is not exchanged. These swap agreements are derivative instruments and generally convert a portion of Patriot's variable rate loans to a fixed rate (cash flow hedge).

        The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

        For cash flow hedges, the net settlement (upon close-out or termination) that offsets changes in the value of the hedged loan is deferred and amortized into net interest income over the life of the hedged loan. The portion, if any, of the net settlement amount that did not offset changes in the fair value of the hedged asset or liability is recognized immediately in earnings and classified as a component of noninterest income.

        Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing Patriot to risk. Those derivative financial instruments that do not meet specified hedging criteria would be recorded at fair value with changes in fair value recorded in earnings. If periodic assessments indicate derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled, or classified as a trading activity. Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Forward Loan Sales Commitments

        Patriot carefully evaluates all loan sales agreements to determine whether they meet the definition of a derivative under authoritative accounting guidance as facts and circumstances may differ significantly.

        Patriot utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans. See Note 18 to Patriot's unaudited consolidated financial statements On-Balance Sheet Derivative Instruments and Hedging Activities for further discussion.

Foreclosed Assets

        Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. All write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new cost basis or fair value less cost to sell and depreciation is not recorded.

        Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. The fair value of the property is depreciated based on its remaining useful life. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed.

        Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

Loans Acquired in Acquisitions

        Authoritative accounting guidance requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of the guidance. The guidance limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of the yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

Premises and Equipment

        Land is carried at cost. Buildings, leasehold improvements, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful life of the asset or the expected terms of the underlying lease, if shorter.

Income Taxes

        Patriot's income tax expense consists of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Patriot determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur.

        Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

        Patriot recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the three months ended March 31, 2015 and 2014 Patriot recognized no interest and penalties. Patriot has no unrecognized tax benefits at March 31, 2015 and December 31, 2014.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

        In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For Patriot, taxable margin is revenue less interest expense. The margin tax was insignificant for the three months ended March 31, 2015 and 2014. The deferred tax component of this tax is insignificant.

        Based on management's analysis, Patriot did not have any uncertain tax positions as of March 31, 2015 and December 31, 2014. Patriot files income tax returns in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions. Patriot's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. federal income tax returns for tax years 2011 and forward; Texas income and margin tax returns for tax years 2010 and forward.

Cash Surrender Value of Life Insurance

        Life insurance policies are initially recorded at cost at the date of purchase. Subsequent to purchase, the policies are periodically adjusted to contract value. The adjustment to contract value increases or decreases the carrying value of the policies and is recorded as income or expense on the consolidated statement of income.

Advertising

        Generally, advertising costs are expensed as incurred. Advertising expenses for the three months ended March 31, 2015 and 2014 were $213,383 and $215,256, respectively.

Troubled Debt Restructured Loans

        A troubled debt restructured loan is a loan which Patriot, for reasons related to a borrower's financial difficulties, grants a concession to the borrower that Patriot would not otherwise consider. The loan terms which have been modified or restructured due to a borrower's financial difficulty include, but are not limited to, a reduction in the stated interest rate; an extension of the maturity; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extension, deferral, renewal or rewrite. A troubled debt restructured loan would generally be considered impaired.

Preferred Stock

        Patriot has the authority to issue up to 24,991,590 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by the Board of Directors, including making future acquisitions, raising additional equity capital and financing. The following classes of preferred stock have been designated and issued:

Series B Preferred Stock

        On December 19, 2008, Patriot entered into a purchase agreement with the Treasury Department pursuant to which Patriot issued and sold to the Treasury Department (i) 26,038 shares of Patriot's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

liquidation value of $1,000 per share, and (ii) a warrant to purchase up to 1,302 shares of Patriot's Perpetual Preferred Stock, Series C, par value $1.00 per share, at an exercise price of $0.50 per share (which we refer to in this joint proxy statement/prospectus as the "Warrant"), for an aggregate purchase price of $26,038,000 in cash.

        Cumulative dividends on the Series B Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. The dividend rate increased to 9% per annum on February 15, 2014. Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        The Series B Preferred Stock has no maturity date and ranks senior to the Common Stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Patriot. The Series B Preferred Stock generally is non-voting.

        The Series B Preferred Stock may not be redeemed prior to the first dividend payment date falling on or after the third anniversary, December 19, 2011, of the original issue date. On or after the first dividend payment date falling on or after the third anniversary of the original issue date, Patriot, at its option, subject to the approval of the appropriate federal banking agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available thereafter, the shares of designated preferred stock at the time outstanding, upon notice given at a redemption price equal to the sum of (i) the liquidation amount per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

        The Treasury Department sold the Series B Preferred Stock to private investors in April 2014.

Series C Preferred Stock

        The Warrant on Patriot's Perpetual Preferred Stock, Series C, was immediately exercised and issued on December 19, 2008. Cumulative dividends on the Series C Preferred Stock will accrue on the liquidation preference at a rate of 9% per annum. Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        The Series C Preferred Stock has no maturity date and ranks senior to the Common Stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Patriot. The Series C Preferred Stock generally is non-voting.

        The Series C Preferred Stock may not be redeemed prior to the later of (i) the first dividend payment date falling on or after the third anniversary, December 19, 2011, of the original issue date; or (ii) the date on which all outstanding shares of the Series B Preferred Stock have been redeemed, repurchased, or otherwise acquired by Patriot. On or after the first dividend payment date falling on or after the third anniversary of the original issue date, Patriot, at its option, subject to the approval of the appropriate federal banking agency, may redeem, in whole or in part, at any time and from time to

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

time, out of funds legally available thereafter, the shares of designated preferred stock at the time outstanding, upon notice given at a redemption price equal to the sum of (i) the liquidation amount per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

        The Treasury Department sold the Series C Preferred Stock to private investors in April 2014.

Series D Preferred Stock

        The Series D Preferred Stock has a subscription price of $1.50 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 7% based upon the subscription price of $1.50 and paid monthly. Dividends are noncumulative. If the Board of Directors does not declare a dividend for a particular monthly period, Patriot will have no obligation to pay dividends for that month.

        The holders of the Series D Preferred Stock will have no voting rights, except in connection with (1) the creation of a class or series of stock ranking prior to the Series D in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot stock.

        The Series D Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them. Patriot may, at its option, and subject to the prior approval of the Dallas Federal Reserve, redeem the Series D Preferred Stock in whole or in part at any time following three years from the date of issuance at a cash redemption price of $1.50 per share.

        If the Series D Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series D Preferred shares to shares of Common Stock at an initial conversion ratio of one share of Common Stock for each Series D Preferred share, plus cash in lieu of fractional shares.

        As of March 31, 2015 and December 31, 2014, Patriot had issued 1,200,001 shares of Series D Preferred Stock.

Series E Preferred Stock

        The Series E Preferred Stock has a subscription price of $1.20 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $1.20 and paid quarterly. Dividends are noncumulative. If the Board of Directors does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series E Preferred Stock will have no voting rights, except in connection with (1) the creation of a class or series of stock ranking prior to the Series E in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot stock.

        The Series E Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them. Patriot may, at its option, and subject to the prior approval of the Dallas Federal Reserve, redeem the Series E Preferred Stock in whole or in part at any time following three years from the date of issuance at a cash redemption price of $1.20 per share.

        If the Series E Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series E Preferred shares to shares of Common Stock at an initial conversion ratio of one share of Common Stock for each Series E Preferred share, plus cash in lieu of fractional shares. The Series E Preferred Stock converted to shares of Common Stock in the fourth quarter of 2014.

        There were 10,400,000 shares of Series E Preferred Stock authorized and no shares of Series E Preferred Stock issued and outstanding as of March 31, 2015 and December 31, 2014.

Series F Preferred Stock

        The Series F Preferred Stock has a subscription price of $0.80 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $0.80 and paid quarterly. Dividends are noncumulative. If the Board of Directors does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series F Preferred Stock will have no voting rights, except with respect to certain fundamental changes in terms of the Series F Preferred Stock and as required by Texas law. The voting rights will be in connection with (1) the creation of a class or series of stock ranking prior to the Series F in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot stock.

        The Series F Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them.

        If the Series F Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series F Preferred shares to shares of Common Stock at an initial conversion ratio of one share of Common Stock for each Series F Preferred share, plus cash in lieu of fractional shares.

        As of March 31, 2015 and December 31, 2014, Patriot had issued 10,687,500 shares of Series F Preferred Stock.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

Series G Preferred Stock

        The Series G Preferred Stock has a subscription price of $0.50 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $0.50 and paid quarterly. Dividends are noncumulative. If the Board of Directors does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series G Preferred Stock will have no voting rights, except with respect to certain matters as specified in the Patriot certificate and as otherwise required by Texas law. The voting rights will be in connection with (1) the creation of a class or series of stock ranking prior to the Series G Preferred Stock in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; (3) certain amendments to the Patriot certificate that adversely affect the rights and preferences of the Series G Preferred Stock; (4) the election of up to two directors of Patriot under special circumstances; and (5) as otherwise required by Texas law. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot stock.

        The Series G Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them.

        Patriot may, at its option at any time, convert the Series G Preferred shares to shares of Common Stock at a conversion ratio of four shares of Common Stock for each Series G Preferred share, plus cash in lieu of fractional shares. In addition, the Series G shares will automatically convert to shares of Common Stock at a conversion rate of four shares of Common Stock for each Series G Preferred share immediately following the redemption of conversion to Common Stock of all outstanding shares of the Series B Preferred Stock and Series C Preferred Stock.

        As of December 31, 2014, Patriot had issued 2,513,250 shares of Series G Preferred Stock. The Series G Preferred Stock converted to shares of Common Stock in February 2015.

Stock Purchase Agreement Restrictions

        Pursuant to the terms of the Stock Purchase Agreement with the Treasury Department (which we refer to in this joint proxy statement/prospectus as the "Patriot Stock Purchase Agreement"), Patriot adopted certain standards for executive compensation and corporate governance for the period during which the Treasury Department holds the equity issued pursuant to the Patriot Stock Purchase Agreement, including the common stock which may be issued pursuant to the Troubled Asset Relief Program (which we refer to in this joint proxy statement/prospectus as "TARP") warrant (which we refer to in this joint proxy statement/prospectus as the "TARP Warrant"). These standards generally apply to Patriot's Chief Executive Officer, Chief Operating Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of operations, gains or other criteria that are later proven to be

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of Patriot's compensation programs in future periods. Since the TARP Warrant has a ten year term, Patriot could potentially be subject to the executive compensation and corporate governance restrictions for a ten year time period.

        On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (which we refer to in this joint proxy statement/prospectus as "ARRA") was signed into law by President Obama. The ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, the ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including Patriot, until the institution has repaid the Treasury Department, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the Treasury Department's consultation with the recipient's appropriate regulatory agency.

        The ARRA executive compensation standards are more stringent than those currently in effect under the TARP Capital Purchase Program or those previously proposed by the Treasury Department.

        The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury Department to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures," and (vii) inclusion in a participant's proxy statements for annual shareholder meetings of a nonbinding "Say on Pay" shareholder vote on the compensation of executives for participants with securities registered under federal securities laws.

Business Combinations, Goodwill and Other Intangible Assets

        Authoritative accounting guidance requires that all business combinations initiated after June 30, 2001 are accounted for under the acquisition method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The guidance addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. The guidance provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

        Goodwill and other intangible assets recorded in the acquisitions of First State Bank of Honey Grove, Quadco Bancshares, Inc., Northeast Bancshares, Inc., Principal Mortgage Group and Northstreet Mortgage, Inc. are subject to the provisions of the guidance.

        The goodwill associated with the acquisitions of Principal Mortgage Group and Northstreet Mortgage, Inc. was deemed impaired in 2014, resulting in a goodwill impairment loss of $94,352. The goodwill recorded on the remaining acquisitions amounted to $6,681,784 and is not subject to amortization. Patriot conducted a goodwill impairment test for the year ended December 31, 2014. There were no further reductions of recorded goodwill resulting from the impairment test.

        Other identifiable intangible assets recorded by Patriot Bank represent future benefits associated with the acquisition of core deposits of First State Bank of Honey Grove, Quadco Bancshares, Inc. and Northeast Bancshares, Inc. and are being amortized over 10 years utilizing a method that approximates the expected attrition of the deposits.

Stock Compensation Plans

        Authoritative accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. The guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. The guidance permits entities to use any option-pricing model that meets the fair value objective. Patriot elected to adopt the guidance on January 1, 2006 under the modified prospective method. Patriot did not have any awards outstanding prior to January 1, 2006.

Recently Issued Authoritative Accounting Guidance

Accounting Standards Updates

        FASB ASU No. 2014-04—"Receivables—Troubled Debt Restructuring by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure" clarifies when an in substance foreclosure occurs, that is, when a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan. This is the point when the consumer mortgage loan should be derecognized and the real property recognized. ASU 2014-04 was effective for Patriot on January 1, 2015 and did not have a significant impact on Patriot's financial statements.

        FASB ASU No. 2014-09—"Revenue from Contract with Customers (Topic 606)" supersedes the revenue recognition requirements in Revenue Recognition (Topic 605), and most industry-specific guidance throughout the Industry Topics of the Codification. Additionally ASU 2014-09 supersedes some cost guidance included in Revenue Recognition—Construction-Type and Production-Type Contracts (Subtopic 605-35). In addition, the existing requirements for the recognition of a gain or loss

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

on the transfer of nonfinancial assets that are not in a contract with a customer are amended to be consistent with the guidance on recognition and measurement. The core principal of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of this ASU becomes effective for Patriot beginning after January 1, 2017, with retrospective application to each prior reporting period presented, and is not expected to have a significant impact on Patriot's financial statements.

        FASB ASU No. 2014-11—"Transfers and Servicing (Topic 860)—Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosure" changes the accounting for repurchase-to-maturity transactions to secured borrowing accounting. It also requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting and disclosure for the repurchase agreement. The adoption of this ASU becomes effective for Patriot beginning after January 1, 2016 and is not expected to have a significant impact on Patriot's financial statements.

        FASB ASU No. 2014-12—"Compensation-Stock Compensation (Topic 718)—Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of the compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The adoption of this ASU becomes effective for Patriot beginning after January 1, 2016 and is not expected to have a significant impact on Patriot's financial statements.

        FASB ASU No. 2014-14—"Classification of Certain Government-Guaranteed Mortgage Loans Upon Foreclosure" requires creditors to reclassify mortgage loans as another receivable that is separate from loans and to measure the receivable at the fixed or determinable amount expected to be received under the government guarantee if upon foreclosure the mortgage loans meet certain conditions. ASU 2014-04 was effective for Patriot on January 1, 2015 and did not have a significant impact on Patriot's financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 1: Summary of Significant Accounting Policies (Continued)

        FASB ASU No. 2015-01—"Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items, which, among other things, required an entity to segregate extraordinary items considered to be unusual and infrequent from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. ASU 2015-01 is effective for Patriot beginning January 1, 2016, though early adoption is permitted. ASU 2015-01 is not expected to have a significant impact on Patriot's financial statements.

NOTE 2: Earnings per Common Share

        Basic earnings per common share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding during the period.

        Diluted earnings per common share is computed using the weighted average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. Outstanding stock options and convertible preferred stock issued by Patriot represent the only dilutive effect reflected in diluted weighted average shares.

        The following table illustrates the computation of basic and diluted earnings per share:

	Three Months Ended March 31,
	2015		2014
	Amount	Per Share Amount	Amount	Per Share Amount
Basic:
Net income	$1,651,170		$1,673,898
Minus: Preferred dividends	(1,007,378)		(477,077)

Net income applicable to common stock	$643,792		$1,196,821

Weighted average shares outstanding	116,687,984	$0.006	97,281,889	$0.012

Diluted:
Net income	$1,651,170		$1,673,898
Minus: Dividends on cumulative preferred stock	(615,150)		(477,077)
Minus: Dividends on antidilutive preferred stock	(392,228)		—

Net income applicable to common stock	$643,792		$1,196,821

Weighted average shares outstanding	116,687,984		97,281,889
Add incremental shares for effect of dilutive securities:
Options	111,401		130,610
Convertible preferred stock	—		22,889,913

Total	116,799,385	$0.006	120,302,412	$0.010

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 3: Securities

        The amortized cost and fair value of Patriot's investment securities, with gross unrealized gains and loss, are presented below:

	March 31, 2015
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Debt Securities:
Collateralized mortgage obligations	$87,946,581	$169,007	$(734,912)	$87,380,676
Mortgage-backed securities	182,014,060	470,204	(543,271)	181,940,993
Corporate bonds	3,787,414	5,500	(41,484)	3,751,430
Municipal bonds	237,183	—	(2,188)	234,995

Total securities available for sale	$273,985,238	$644,711	$(1,321,855)	$273,308,094

Held to Maturity
Debt Securities:
Mortgage-backed securities	$1,514,441	$71,190	$—	$1,585,631

Total securities held to maturity	$1,514,441	$71,190	$—	$1,585,631

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities:
Collateralized mortgage obligations	$92,421,890	$54,478	$(993,381)	$91,482,987
Mortgage-backed securities	216,367,912	218,548	(965,640)	215,620,820
Corporate bonds	3,787,206	—	(4,280)	3,782,926
Municipal bonds	237,261	—	—	237,261

Total securities available for sale	$312,814,269	$273,026	$(1,963,301)	$311,123,994

Held to Maturity
Debt Securities:
Mortgage-backed securities	$1,661,165	$76,598	$—	$1,737,763

Total securities held to maturity	$1,661,165	$76,598	$—	$1,737,763

        For the three months ended March 31, 2015, proceeds from the sales of available for sale investment securities totaled $26,851,998, in which Patriot realized gross gains on the sales of these investment securities of $541,200. There were no realized gross losses on the sales of these investment securities.

        For the three months ended March 31, 2014, proceeds from the sales of available for sale investment securities totaled $56,194,109, in which Patriot realized gross gains on the sales of these

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 3: Securities (Continued)

investment securities of $543,503. There were no realized gross losses on the sales of these investment securities.

        At March 31, 2015 and December 31, 2014, investment securities with a carrying value of $2,443,143 and $2,520,603, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. In 2015, Patriot entered into seven standby letters of credit agreements with FHLB totaling $27,500,000 to secure deposits of multiple public units. The standby letters of credit mature in March 2016. As of March 31, 2015, $27,500,000 had been pledged to secure public deposits under the standby letters of credit; however, no advances were made under this funding source.

        The amortized cost and fair value of Patriot's investment securities by contractual maturity date at March 31, 2015, are presented below:

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	$—	$—	$—	$—
Due from one to five years	—	—	3,787,414	3,751,430
Due from five to ten years	—	—	1,290,688	1,306,521
Due after ten years	—	—	86,893,076	86,309,150
Mortgage-backed securities	1,514,441	1,585,631	182,014,060	181,940,993

	$1,514,441	$1,585,631	$273,985,238	$273,308,094

        The following table presents, as of March 31, 2015 and December 31, 2014, Patriot's investment securities that have been in a continuous unrealized net loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months:

	March 31, 2015
	Less than 12 Months		Over 12 Months
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Collateralized mortgage obligations(13)	$27,935,382	$124,427	$26,631,552	$610,485
Mortgage-backed securities(27)	36,755,485	137,752	36,857,798	405,519
Corporate bonds(1)	1,745,930	41,484	—	—
Municipal bonds(1)	234,995	2,188	—	—

Total	$66,671,792	$305,851	$63,489,350	$1,016,004

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 3: Securities (Continued)

	December 31, 2014
	Less than 12 Months		Over 12 Months
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Collateralized mortgage obligations(12)	$23,272,521	$9,026	$27,315,225	$984,355
Mortgage-backed securities(42)	85,005,516	271,397	65,521,967	694,243
Corporate bonds(1)	1,995,720	4,280	—	—

Total	$110,273,757	$284,703	$92,837,192	$1,678,598

Collateralized mortgage obligations

        The unrealized losses on Patriot's investment in collateralized mortgage obligations were caused by interest rate fluctuations. It is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at March 31, 2015 and December 31, 2014.

Mortgage-backed securities

        The unrealized losses on Patriot's investment in mortgage-backed securities were caused by interest rate fluctuations. The contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at March 31, 2015 and December 31, 2014.

Corporate bonds

        The unrealized losses on Patriot's investment in corporate bonds were caused by interest rate fluctuations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at March 31, 2015 and December 31, 2014.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 3: Securities (Continued)

Other-than-temporary impairment

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) evaluation by Patriot of (a) its intent to sell a debt security prior to recovery and (b) whether it is more likely than not Patriot will have to sell the debt security prior to recovery. As of March 31, 2015 and December 31, 2014, no investment securities were other-than-temporarily impaired.

NOTE 4: Loans

        The following table summarizes Patriot's loan portfolio by loan type (in thousands):

	March 31, 2015		December 31, 2014
Commercial and industrial	$331,997	34.4%	$321,837	34.0%
Real estate:
Construction and land development	130,866	13.5	132,664	14.0
1 - 4 family residential mortgage	57,606	6.0	59,099	6.3
Multifamily residential	31,992	3.3	36,046	3.8
Commercial mortgage	397,470	41.2	389,459	41.1
Consumer and other	15,926	1.6	7,950	0.8

Total loans	965,857	100.0%	947,055	100.0%

Less: Allowance for loan losses	(10,684)		(11,112)

Loans, net	$955,173		$935,943

        Nonaccrual loans, segregated by class of loans, were as follows (in thousands):

	March 31, 2015	December 31, 2014
Commercial and industrial	$2,437	$2,467
Real estate:
Construction and land development	—	2,459
1 - 4 family residential mortgage	598	309
Multifamily residential	—	—
Commercial mortgage	67	576
Consumer and other	31	33

Total nonaccrual loans	$3,133	$5,844

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

        An age analysis of past due loans (including both accruing and nonaccruing loans), segregated by class of loans, as of March 31, 2015 and December 31, 2014, follows (in thousands):

	Loans 30 - 89 Days Past Due	Loans 90 Days or More Past Due	Current Nonaccrual Loans	Total Loans Past Due and Nonaccrual	Current Loans	Total Loans	Accruing Loans 90 Days or More Past Due
March 31, 2015
Commercial and industrial	$780	$754	$1,673	$3,207	$328,790	$331,997	$—
Real estate:
Construction and land development	4,911	—	—	4,911	125,955	130,866	—
1 - 4 family residential mortgage	802	543	271	1,616	55,990	57,606	—
Multifamily residential	—	—	—	—	31,992	31,992	—
Commercial mortgage	214	49	18	281	397,189	397,470	—
Consumer and other	31	—	—	31	15,895	15,926	—

Total	$6,738	$1,346	$1,962	$10,046	$955,811	$965,857	$—

December 31, 2014
Commercial and industrial	$13	$1,873	$594	$2,480	$319,357	$321,837	$—
Real estate:
Construction and land development	1,475	2,459	—	3,934	128,730	132,664	—
1 - 4 family residential mortgage	541	228	81	850	58,249	59,099	—
Multifamily residential	—	—	—	—	36,046	36,046	—
Commercial mortgage	67	576	—	643	388,816	389,459	—
Consumer and other	—	33	—	33	7,917	7,950	—

Total	$2,096	$5,169	$675	$7,940	$939,115	$947,055	$—

        Impaired Loans.    Loans are considered impaired when, based on current information and events, it is probable Patriot will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. No interest income was recognized on a cash basis on impaired loans during the three months ended March 31, 2015 and 2014.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

        Impaired loans as of March 31, 2015 and December 31, 2014 are set forth in the following table (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
March 31, 2015
Commercial and industrial	$4,212	$3,816	$—	$3,816	$—	$3,816	$31
Real estate:
Construction and land development	—	—	—	—	—	—	2
1 - 4 family residential mortgage	—	—	—	—	—	—	—
Multifamily residential	—	—	—	—	—	—	—
Commercial mortgage	145	109	—	109	—	109	2
Consumer and other	—	—	—	—	—	—	—

	$4,357	$3,925	$—	$3,925	$—	$3,925	$35

December 31, 2014
Commercial and industrial	$4,404	$3,641	$—	$3,641	$—	$5,967	$135
Real estate:
Construction and land development	2,459	2,459	—	2,459	—	4,508	24
1 - 4 family residential mortgage	—	—	—	—	—	2,748	—
Multifamily residential	—	—	—	—	—	7,615	—
Commercial mortgage	770	667	—	667	—	4,080	7
Consumer and other	—	—	—	—	—	—	—

	$7,633	$6,767	$—	$6,767	$—	$24,918	$166

        Troubled Debt Restructurings.    The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

potential losses. Troubled debt restructurings during the period indicated are set forth in the following table (in thousands):

	Three Months Ended March 31, 2015
	Balance at Restructuring	Balance at Year-end
Commercial and industrial	$912	$867
Real estate:
Construction and land development	—	—
1 - 4 family residential mortgage	75	67
Multifamily residential	—	—
Commercial mortgage	—	—
Consumer and other	—	—

Total troubled debt restructured loans	$987	$934

        Troubled debt restructurings during the period indicated that subsequently defaulted are set forth in the following table (in thousands):

Three Months Ended March 31, 2015
	Number	Recorded Investment
Commercial and industrial	—	$—
Real estate:
Construction and land development	—	—
1 - 4 family residential mortgage	1	67
Multifamily residential	—	—
Commercial mortgage	—	—
Consumer and other	—	—

        Patriot has no commitments to loan additional funds to the borrowers whose loans have been modified. Authoritative guidance requires disclosure of these loans as impaired even though they are current in terms of principal and/or interest payments.

        Credit Quality Indicators.    As part of the on-going monitoring of the credit quality of Patriot's loan portfolio, management tracks certain credit quality indicators including trends related to (i) the level of classified loans, (ii) the delinquency status of loans, (iii) net charge-offs, (iv) non-performing loans, (v) loan concentrations, and (vi) general economic conditions.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

        The loan review process involves the grading of each loan by its respective loan officer. Depending on the grade, a loan will be aggregated with other loans of similar grade and a loss factor is applied to the total loans in each group to establish the required level of allowance for loan losses. Patriot utilizes a risk grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 10. A description of the general characteristics of the 10 risk grades is as follows:

          Grades 1 and 2— These grades include loans of the highest standards of credit quality with virtually no risk of loss. These borrowers would represent top rated companies and individuals with unquestionable financial standing with excellent global cash flow coverage, net worth, liquidity and collateral coverage and/or secured by certificates of deposit/savings accounts.

          Grade 3— This grade include loans to borrowers of solid credit quality with moderate risk. Borrowers in this grade are differentiated from higher grades on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area.

          Grade 4— This grade includes loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Grade 3 in terms of size, secondary sources of repayment, or they are of lesser stature in other key credit metrics in that they may have higher leverage and less liquidity.

          Grade 5— This grade includes loans to borrowers of minimum acceptable risk. Borrowers in this category have the capacity to perform according to terms, however elements of uncertainty exist.

          Grade 6— This grade is for Special Mention (OAEM) in accordance with regulatory guidelines. This grade includes loans to borrowers whose credit quality has potential weaknesses and/or declining trends that, if not corrected, may result in deterioration of the repayment prospects at some future date.

          Grade 7— This grade includes Substandard loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment, or an event outside of the normal course of business.

          Grade 8— This grade includes Substandard loans, in accordance with regulatory guidelines, for which the accrual of interest has been stopped. This grade includes loans where a well-defined weakness indicates that is probable that not all principal and interest will be collected. These loans are deemed "impaired" and are individually reviewed for a specific reserve.

          Grade 9— This grade includes Doubtful loans in accordance with regulatory guidelines. These loans have all the characteristics of a substandard loan with the added weakness that payment or liquidation in full is highly questionable and improbable. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

  some near-term event which lacks certainty. Additionally, these loans are deemed "impaired" and are individually reviewed for a specific reserve.

          Grade 10— This grade includes Loss loans in accordance with regulatory guidelines. Such loans are charged-off when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined, therefore loans within this category carry no reportable balance. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

        The following table presents loans by risk grade by class as of March 31, 2015 and December 31, 2014 (in thousands):

	Pass	Special Mention	Substandard	Non- Performing	Doubtful	Total
March 31, 2015
Commercial and industrial	$324,090	$1,050	$4,420	$2,437	$—	$331,997
Real estate:
Construction and land development	127,311	—	3,555	—	—	130,866
1 - 4 family residential mortgage	56,960	—	48	598	—	57,606
Multifamily residential	31,992	—	—	—	—	31,992
Commercial mortgage	392,927	4,135	341	67	—	397,470
Consumer and other	15,895	—	—	31	—	15,926

Total	$949,175	$5,185	$8,364	$3,133	$—	$965,857

December 31, 2014
Commercial and industrial	$310,958	$—	$8,412	$2,467	$—	$321,837
Real estate:
Construction and land development	126,544	—	3,661	2,459	—	132,664
1 - 4 family residential mortgage	58,741	—	49	309	—	59,099
Multifamily residential	36,046	—	—	—	—	36,046
Commercial mortgage	386,399	2,372	112	576	—	389,459
Consumer and other	7,917	—	—	33	—	7,950

Total	$926,605	$2,372	$12,234	$5,844	$—	$947,055

        The allowance for loan losses is a valuation established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in Patriot's loan portfolio. The amount of the allowance for loan losses is affected by the following: (i) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (ii) recoveries on loans previously charged-off that increase the allowance and (iii) provisions for loan losses charged to earnings that increase the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, management presents a quarterly

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

review of the allowance for loan losses to the Patriot board, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance.

        In setting the specific valuation allowance, Patriot follows a review program to evaluate the credit risk in the loan portfolio. Through this review process, Patriot maintains an internal list of classified loans which helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For each impaired loan, Patriot allocates a specific loan loss reserve primarily based on the value of the collateral securing the impaired loan in accordance with ASC Topic 310. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

        Historical valuation allowances are calculated based on the historical gross loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. Patriot calculates historical gross loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical gross loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical gross loss ratio and the total dollar amount of the loans in the pool. Patriot's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

        The general valuation factor is based upon a more qualitative analysis of risk. On a quarterly basis, survey participants rate the degree of various risks utilizing a numeric scale that translates to varying grades of high, moderate or low levels of risk. The results are then input into a risk-weighting matrix to determine an appropriate environmental risk adjustment factor.

        The various risks that may be considered in the determination of the environmental risk adjustment factor include, among other things, (i) the experience, ability, and effectiveness of the bank's lending management and staff; (ii) the effectiveness of Patriot's loan policies, procedures, and internal controls; (iii) changes in asset quality; (iv) the impact of legislative and governmental influences affecting industry sectors; (v) the effectiveness of the internal loan review function; (vi) credit concentrations; (vii) changes in volume of loans; (viii) changes in the underlying collateral values; and (ix) the impact of national and local economic trends and industry conditions. Based on a review of these factors, Patriot applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve allocated to it. Patriot uses this information to establish the amount of the general valuation allowance.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

        The following table details activity in the allowance for loan losses by portfolio segment for the three months ended March 31, 2015 and 2014 (in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial and Industrial	Construction and Land Development	1 - 4 Family Residential	Multifamily Residential	Commercial Mortgage	Consumer and Other	Unallocated	Total
2015
Beginning balance	$4,582	$1,381	$480	$1,302	$2,960	$112	$295	$11,112
Provision	455	7	(39)	(410)	(342)	77	252	—
Charge-offs	(1,051)	—	—	—	(40)	(1)	—	(1,092)
Recoveries	127	5	5	226	300	1	—	664

Net charge-offs	(924)	5	5	226	260	—	—	(428)

Ending balance	$4,113	$1,393	$446	$1,118	$2,878	$189	$547	$10,684

Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	$4,113	1,393	446	1,118	2,878	189	547	10,684

	$4,113	$1,393	$446	$1,118	$2,878	$189	$547	$10,684

2014
Beginning balance	$5,402	$2,065	$773	$1,532	$3,287	$73	$1,171	$14,303
Provision	135	(35)	(183)	553	(512)	21	21	—
Charge-offs	—	—	—	(1,664)	—	(51)	—	(1,715)
Recoveries	78	105	4	—	33	16	—	236

Net charge-offs	78	105	4	(1,664)	33	(35)	—	(1,479)

Ending balance	$5,615	$2,135	$594	$421	$2,808	$59	$1,192	$12,824

Period-end amount allocated to:
Loans individually evaluated for impairment	$472	$448	$—	$—	$—	$—	$—	$920
Loans collectively evaluated for impairment	5,143	1,687	594	421	2,808	59	1,192	11,904

	$5,615	$2,135	$594	$421	$2,808	$59	$1,192	$12,824

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 4: Loans (Continued)

        Patriot's recorded investment in loans as of March 31, 2015 and 2014 related to each balance in the allowance for loan losses by portfolio segment and disaggregated on the basis of Patriot's impairment methodology was as follows (in thousands):

	Commercial and industrial	Construction and Land Development	1 - 4 Family Residential	Multifamily Residential	Commercial Mortgage	Consumer and Other	Unallocated	Total
March 31, 2015
Loans individually evaluated for impairment	$3,816	$—	$—	$—	$109	$—	$—	$3,925
Loans collectively evaluated for impairment	328,181	130,866	57,606	31,992	397,361	15,926	$—	961,932

	$331,997	$130,866	$57,606	$31,992	$397,470	$15,926	$—	$965,857

March 31, 2014
Loans individually evaluated for impairment	$3,962	$3,027	$—	$9,546	$664	$—	$—	$17,199
Loans collectively evaluated for impairment	284,550	122,540	63,884	27,639	334,779	4,067	—	837,459

	$288,512	$125,567	$63,884	$37,185	$335,443	$4,067	$—	$854,658

NOTE 5: Premises and Equipment

        A summary of the cost and accumulated depreciation of premises and equipment is presented below:

	March 31, 2015	December 31, 2014
Bank building and premises	$554,359	$554,359
Leasehold improvements	2,901,440	2,818,875
Furniture and equipment	6,582,304	6,539,722

	10,038,103	9,912,956
Accumulated depreciation	(6,555,055)	(6,267,067)

	$3,483,048	$3,645,889

        Depreciation expense for the three months ended March 31, 2015 and 2014 was $280,557 and $305,544, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 6: Lease Commitments

        Patriot operates several of its locations in leased facilities, with primary lease terms ranging from 18 months to ten years. The following is a schedule of future minimum lease commitments for non-cancelable leases in effect at March 31, 2015:

2015	$1,211,149
2016	1,068,921
2017	470,798
2018	273,902
2019	72,512
Thereafter	683,192

Total minimum rental payments	3,780,474
Minimum sublease rentals	(415,573)

Net minimum rental payments	$3,364,901

        Total rental expense under operating leases for the three months ended March 31, 2015 and 2014 was $512,039 and $560,946, respectively.

NOTE 7: Deposits

        At March 31, 2015, the scheduled maturities of time deposits in denominations of $100,000 or more were as follows (in thousands):

Three months or less	$56,811
Over three through six months	55,254
Over six through twelve months	109,095
Over one through two years	104,253
Over two through three years	35,204
Over three through four years	11,561
Over four through five years	49,448
Over five years	—

Total	$421,626

        Patriot had $50.5 million in brokered time deposits at March 31, 2015.

NOTE 8: Income Taxes

        Income tax expense was $781,970 and $858,695 for the three months ended March 31, 2015 and 2014, respectively. Patriot's effective tax rate was 32.1% and 33.9% for the three months ended March 31, 2015 and 2014, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 9: Off-Balance-Sheet Activities—Credit-Related Financial Instruments

        Patriot is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Patriot's exposure to credit loss is represented by the contractual amount of these commitments. Patriot follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

        At March 31, 2015 and December 31, 2014, the following financial instruments were outstanding whose contractual amounts represent credit risk:

	Unused Contractual Amount
	March 31, 2015	December 31, 2014
Commitments to extend credit	$306,957,000	$304,709,000
Standby letters of credit	4,243,000	4,765,000

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by Patriot, is based on management's credit evaluation of the customer.

        Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which Patriot is committed.

        Standby letters of credit are conditional commitments issued by Patriot to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Patriot generally holds collateral supporting those letters of credit if deemed necessary.

        Patriot has no other off-balance-sheet arrangements or transactions with unconsolidated, special purpose entities that would expose Patriot to liability that is not reflected on the face of the financial statements.

NOTE 10: Legal Matters

        Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on Patriot's consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 11: Regulatory Matters

        On November 17, 2011, Patriot entered into a written agreement (which we refer to in this joint proxy statement/perspectives as the "Written Agreement") with the Dallas Federal Reserve and the Texas Department of Banking. Pursuant to the Written Agreement, Patriot has agreed not to declare or pay any dividends without the prior written approval of the Federal Reserve Board, the Director of the Division of Banking Supervision and Regulation of the Federal Reserve Board, and the Commissioner of the Texas Department of Banking, and not to take any dividends or other form of payment from Patriot Bank that represents a reduction in its capital without the prior written approval of those regulators. In addition, Patriot was asked to develop, implement, and submit a written plan to maintain sufficient capital at Patriot on a consolidated basis. This plan was submitted to the regulators on January 13, 2012. The Written Agreement was rescinded in May 2014.

NOTE 12: Restrictions on Dividends

        In issuing senior preferred stock (which we refer to this joint proxy statement/prospectus as the "Senior Preferred Stock") to the Treasury Department pursuant to the Capital Purchase Program, Patriot agreed to the following dividend restrictions:

          Prior to the Earlier of the Third Anniversary of the Closing Date (December 19, 2011), Full Redemption of the Senior Preferred Stock, or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than (i) regular quarterly cash dividends on Common Stock not to exceed the amount of the last quarterly cash dividend per share declared on the Common Stock, (ii) dividends payable solely in shares of Common Stock, or (iii) regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

          Following the Third Anniversary of the Closing Date (December 19, 2011) and Prior to the Tenth Anniversary of the Closing Date (December 19, 2018), Full Redemption of the Senior Preferred Stock or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than (i) cash dividends on Common Stock not to exceed an amount equal to 103% of the aggregate per share dividends on Common Stock for the immediately prior fiscal year, or (ii) regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

          Following the Tenth Anniversary of the Closing Date (December 19, 2018) and Prior to Full Redemption of the Senior Preferred Stock or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

        In addition, as long as any of the Senior Preferred Stock remains outstanding (whether held by the Treasury Department or a third party), Patriot may pay dividends to holders of most series of Patriot's other Preferred Stock or Patriot's Common Stock only when all accrued dividends on the Senior Preferred Stock have been paid in full.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 12: Restrictions on Dividends (Continued)

        Further, as of December 31, 2014, Patriot had an aggregate of $22,166,000 of junior subordinated debentures held by two statutory business trusts that it controls. Pursuant to the terms of the junior subordinated debentures, Patriot has the option to defer interest payments on the debentures at any time, for a period not to exceed twenty consecutive quarters. Patriot has not paid dividends on the Senior Preferred Stock since the fourth quarter of 2010. The accumulated and unpaid dividends on the Senior Preferred Stock (together with interest owing on such unpaid dividends) was $8,421,964 and $7,638,943 as of March 31, 2015 and December 31, 2014, respectively. Patriot must also fully pay all accrued and unpaid dividends on the Senior Preferred Stock before it may pay dividends on most series of Patriot's other Preferred Stock or Patriot's Common Stock.

NOTE 13: Regulatory Capital

        Patriot (on a consolidated basis) and Patriot Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Patriot's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patriot and Patriot Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Quantitative measures established by regulation to ensure capital adequacy require Patriot and Patriot Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of March 31, 2015 and December 31, 2014, that Patriot and Patriot Bank met all capital adequacy requirements to which they are subject.

        Beginning January 1, 2015, community banking organizations became subject to a new regulatory rule recently adopted by federal banking agencies (commonly referred to as Basel III). The new rule establishes a new regulatory capital framework that incorporates revisions to the Basel capital framework, strengthens the definition of regulatory capital, increases risk-based capital requirements, and amends the methodologies for determining risk-weighted assets. These changes are expected to increase the amount of capital required by community banking organizations. Basel III includes a multiyear transition period from January 1, 2015 through December 31, 2019.

        Management believes that, as of March 31, 2015, Patriot and Patriot Bank would meet all capital adequacy requirements under the Basel III Capital rules on a fully phased-in basis as if such requirements were currently in effect; however, final rules are subject to regulatory discretion and could result in the need for additional capital levels in the future.

        As of March 31, 2015 and December 31, 2014, Patriot Bank is considered "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Patriot

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 13: Regulatory Capital (Continued)

Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events that management believes have changed Patriot Bank's category.

        Patriot's and Bank's capital amounts and ratios as of March 31, 2015 and December 31, 2014 are presented below (dollars in thousands). At March 31, 2015 and December 31, 2014, the required amounts shown are the level to be well capitalized.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
March 31, 2015
Total Capital to Risk Weighted Assets
Consolidated	$149,000	12.4%	95,969	8.0%	N/A	N/A	%
Bank	152,415	12.7	95,905	8.0	119,882	10.0
Tier 1 Capital to Risk Weighted Assets
Consolidated	138,316	11.5	71,977	6.0	N/A	N/A
Bank	141,681	11.8	71,929	6.0	95,905	8.0
Common Equity Tier 1 Capital
Consolidated	79,126	6.6	53,983	4.5	N/A	N/A
Bank	141,681	11.8	53,947	4.5	77,923	6.5
Tier 1 Capital to Average Total Assets
Consolidated	138,316	10.0	55,421	4.0	N/A	N/A
Bank	141,681	10.3	55,201	4.0	69,002	5.0
December 31, 2014
Total Capital to Risk Weighted Assets
Consolidated	$147,995	12.9%	$91,908	8.0%	N/A	N/A	%
Bank	150,559	13.1	91,841	8.0	114,801	10.0
Tier 1 Capital to Risk Weighted Assets
Consolidated	136,883	11.9	45,954	4.0	N/A	N/A
Bank	139,447	12.2	45,920	4.0	68,881	6.0
Tier 1 Capital to Average Total Assets
Consolidated	136,883	9.9	55,398	4.0	N/A	N/A
Bank	139,447	10.1	55,182	4.0	68,978	5.0

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 14: Related Party Transactions

        In the ordinary course of business, Patriot has granted loans to principal officers and directors and their affiliates. An analysis of activity with respect to these related party loans for the periods ended March 31, 2015 and December 31, 2014 was as follows:

	March 31, 2015	December 31, 2014
Beginning balance	$56,287,705	$56,534,597
Principal additions	5,955,111	5,130,498
Principal reductions	(1,211,667)	(5,377,390)

Ending balance	$61,031,149	$56,287,705

        Deposits from related parties held by Patriot at March 31, 2015 and December 31, 2014 totaled $7,654,984 and $7,628,931, respectively.

NOTE 15: Alternative Funding Sources

        Patriot has a blanket borrowing agreement with the FHLB to fund advances. The agreement provides for certain loans and securities to be pledged as collateral for advances. As of March 31, 2015 and December 31, 2014, Patriot had $110,250,000 and $138,750,000, respectively, in advances outstanding under this agreement.

        Patriot has a line of credit with a correspondent bank totaling $10,000,000 at a variable interest rate quoted on the day any advances are drawn. The terms provide that on or before the day funds are requested, each funding must be secured 110% with U.S. Government or Agency securities, to be held at the correspondent bank. The agreement matures September 30, 2015 and may be renewed for additional one year terms. As of March 31, 2015 and December 31, 2014, no advances were made under this agreement.

        During the first quarter of 2012, Patriot Bank received initial approval of a $10,000,000 repurchase line. This line was increased to $20,000,000 in September 2013. The line is available subject to the issuer's repurchase policy and the agreement executed between Patriot Bank and the issuer. The line is conditional as to not violate any regulatory policy and can be increased or terminated upon review by the issuer. As of March 31, 2015 and December 31, 2014, no advances were made under this agreement.

        In addition, Patriot has a perpetual federal funds line of credit with a third correspondent bank. The terms provide for a maximum amount of $10,000,000 with interest rate quoted on the date(s) of the advance(s) and termination rights held by the correspondent bank. Termination can be made by the correspondent bank with or without notice to Patriot. As of March 31, 2015 and December 31, 2014, no advances were made under this agreement.

        In addition, Patriot has a discretionary uncommitted federal funds line of credit with a fourth correspondent bank. The terms provide for a maximum amount of $10,000,000 with interest rate quoted on the date(s) of the advance(s). The decision to grant any loan under this agreement shall be at the correspondent bank's sole and complete discretion. The terms provide that each funding must be

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 15: Alternative Funding Sources (Continued)

secured 100% with U.S. Government or Agency securities or 120% with municipal obligations of state or local governments and corporate obligations. As of March 31, 2015 and December 31, 2014, no advances were made under this agreement.

NOTE 16: Employee Benefit Plans

Stock Option Plan

        Under Patriot's Employee Stock Option Plan, Patriot may grant options to purchase its common stock to its directors, officers and employees for up to 6,950,000 shares of common stock. These stock option grants are primarily incentive-based in order to attract and retain qualified and highly productive employees. The exercise price of each stock option is determined on the date of the grant. Patriot's stock option agreements are for a maximum term of ten years. The options vest over a period of three years following the date of the grant. Effective January 1, 2006, Patriot adopted authoritative accounting guidance which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued. For the three months ended March 31, 2015 and 2014, Patriot recognized $124,920 and $6,936, respectively, in compensation expense for stock options, which is included as a part of salaries and employee benefits on the statement of income.

Restricted Stock Plans

        Patriot has entered into various restricted stock award agreements that grant restricted stock to its directors, officers and employees. Under the terms of the plans, Patriot may award up to 6,350,000 shares to the plan participants. All shares issued under the plans are subject to a restriction period whereby the shares cannot be sold, assigned, transferred, pledged or otherwise encumbered for a period of 5 years. This restriction period may be adjusted at any time at the discretion of the Board of Directors. Any participant that terminates employment or ceases services for Patriot prior to the end of the restriction period will forfeit all restricted shares subject to the plans.

        As of March 31, 2015, a cumulative total of 6,329,600 restricted shares had been granted under the plans and were outstanding. The restricted shares were valued as of the date of the award by an external firm, Southard Financial, that accounted for the terms of the plans such as the restriction period, conditions of ownership and the liquidity of the common stock. Compensation expense of $107,474 and $83,040 was recognized during the three months ended March 31, 2015 and 2014, respectively, and is included as a part of salaries and employee benefits in the statement of income.

Patriot 401(k) Plan

        Effective January 19, 2005, Patriot Bank adopted the Patriot 401(k) Plan. Employees are eligible to participate when they have attained the age of 21 and completed 60 days of service. Employees may elect to have a portion, subject to annual IRS dollar limits, of their compensation contributed to the Patriot 401(k) Plan on a pre-tax basis. At the direction of the Board of Directors, Patriot may match a percentage of employee contributions and/or make an additional discretionary contribution to be allocated to participants relative to compensation. Patriot made contributions of $165,000 and $250,000 to the Patriot 401(k) Plan during the three months ended March 31, 2015 and 2014, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements

        Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        Authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

          Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

          Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

          Level 3 Inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements (Continued)

        A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes Patriot's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        Securities available for sale—Securities classified as available for sale are reported at fair value utilizing Level 1 and Level 2 inputs. For these securities, Patriot obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the Treasury Department yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

        Loans held for sale—Loans held for sale are carried at fair value and are classified within Level 2 of the valuation hierarchy. The inputs for valuation of these assets are based on the anticipated sales price of these loans as the loans are usually sold within a few weeks of their origination.

        Impaired loans—Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Cash balances held as collateral on impaired loans are reported utilizing Level 1 inputs. Collateral values are estimated using Level 2 inputs based on internally customized discounting criteria. Impaired loans that are not collateral dependent are valued using Level 3 inputs.

        Derivative financial instruments—Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. These instruments are valued using Level 2 inputs utilizing valuation models that consider: (a) time value, (b) volatility factors, and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Patriot utilizes counterparties' valuations to assess the reasonableness of its prices and valuation techniques.

        Foreclosed assets—Foreclosed real estate held for sale is reported at fair value less estimated costs to dispose of the property using Level 2 inputs. The fair values are determined by real estate appraisals using valuation techniques consistent with the market approach using recent sales of comparable properties. In cases where such inputs are unobservable, the balance is reflected within the Level 3 hierarchy.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements (Continued)

        The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2015 and December 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	March 31, 2015
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Investment securities available for sale:
Collateralized mortgage obligations	$—	$87,380,676	$—	$87,380,676
Mortgage-backed securities	—	181,940,993	—	181,940,993
Corporate bonds	—	3,751,430	—	3,751,430
Municipal bonds	—	234,995	—	234,995
Loans held for sale	—	13,447,470	—	13,447,470
Derivative assets (interest rate swaps and caps)	—	1,766,077	—	1,766,077
Foreign exchange contract	—	539,177	—	539,177

Total financial assets	$—	$289,060,818	$—	$289,060,818

Financial liabilities:
Derivative assets (interest rate swaps and caps)	$—	$1,766,077	$—	$1,766,077
Foreign exchange contract	—	539,177	—	539,177

Total financial liabilities	$—	$2,305,254	$—	$2,305,254

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Investment securities available for sale:
Collateralized mortgage obligations	$—	$91,482,987	$—	$91,482,987
Mortgage-backed securities	—	215,620,820	—	215,620,820
Corporate bonds	—	3,782,926	—	3,782,926
Municipal bonds	—	237,261	—	237,261
Loans held for sale	—	10,668,364	—	10,668,364
Derivative assets (interest rate swaps and caps)	—	1,280,421	—	1,280,421
Foreign exchange contract	—	437,555	—	437,555

Total financial assets	$—	$323,510,334	$—	$323,510,334

Financial liabilities:
Derivative assets (interest rate swaps and caps)	$—	$1,280,421	$—	$1,280,421
Derivative liabilities (forward sales on loans held for sale)	—	21,895	—	21,895
Foreign exchange contract	—	437,555	—	437,555

Total financial liabilities	$—	$1,739,871	$—	$1,739,871

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements (Continued)

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table summarizes financial assets and financial liabilities measured at fair value on a nonrecurring basis as of March 31, 2015 and December 31, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	March 31, 2015
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Impaired loans	$866,896	$109,362	$2,949,009	$3,925,267
Nonfinancial assets:
Foreclosed assets	—	16,833,078	—	16,833,078

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Impaired loans	$1,453,407	$3,126,253	$2,187,165	$6,766,825
Nonfinancial assets:
Foreclosed assets	—	19,415,635	—	19,415,635

        During the three months ended March 31, 2015, certain impaired loans were evaluated and reported at fair value based upon the fair value of the underlying collateral. Impaired loans with a carrying value of $3,925,267 did not require specific reserves as collateral valuation utilizing Level 2 and Level 3 valuation inputs were deemed sufficient. During the year ended December 31, 2014, certain impaired loans were remeasured and reported at fair value based upon the fair value of the underlying collateral. Impaired loans with a carrying value of $6,766,825 did not require specific reserves as collateral valuation utilizing Level 1, Level 2 and Level 3 valuation inputs were deemed sufficient.

        The following table represents Patriot's Level 3 financial assets, the valuation techniques used to measure the fair value of those financial assets, and the significant unobservable inputs and the ranges of values for those inputs:

	Fair Value at March 31, 2015	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Impaired loans	$2,949,009	Appraisal of collateral	Appraisal adjustment	0 - 50%

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements (Continued)

	Fair Value at December 31, 2014	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Impaired loans	$2,187,165	Appraisal of collateral	Appraisal adjustment	0 - 50%

        Those financial instruments not subject to the implementation of this guidance are required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The following table summarizes the fair market values of all financial instruments of Patriot at March 31, 2015 and December 31, 2014, followed by methods and assumptions that were used by Patriot in estimating the fair value of the classes of financial instruments.

        The estimated fair value amounts of financial instruments have been determined by Patriot using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Patriot could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	March 31, 2015
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$8,404,236.00	$—	$—	$8,404,236.00	$8,404,236.00
Interest bearing deposits in banks	41,515,102	—	—	41,515,102	41,515,102
Securities available for sale	—	273,308,094	—	273,308,094	273,308,094
Securities held to maturity	—	1,585,631	—	1,585,631	1,514,441
Restricted investments carried at cost	—	—	5,885,765	5,885,765	5,885,765
Loans held for sale	—	13,447,470	—	13,447,470	13,447,470
Loans receivable, net	—	—	951,761,808	951,761,808	955,172,710
Foreclosed assets, net	—	16,833,078	—	16,833,078	16,833,078
Cash surrender value of life insurance	—	24,751,088	—	24,751,088	24,751,088
Financial liabilities:
Deposits	162,871,952	945,859,397	—	1,108,731,349	1,102,798,525
Advances from FHLB	—	110,507,000	—	110,507,000	110,250,000
Subordinated debentures	—	22,166,000	—	22,166,000	22,166,000

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements (Continued)

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$6,817,971.00	$—	$—	$6,817,971.00	$6,817,971.00
Interest bearing deposits in banks	58,102,333	—	—	58,102,333	58,102,333
Securities available for sale	—	311,123,994	—	311,123,994	311,123,994
Securities held to maturity	—	1,737,763	—	1,737,763	1,661,165
Restricted investments carried at cost	—	—	6,370,365	6,370,365	6,370,365
Loans held for sale	—	10,668,363	—	10,668,363	10,668,363
Loans receivable, net	—	—	935,611,638	935,611,638	935,942,971
Foreclosed assets, net	—	19,415,635	—	19,415,635	19,415,635
Cash surrender value of life insurance	—	24,571,139	—	24,571,139	24,571,139
Financial liabilities:
Deposits	151,438,836	961,180,248	—	1,112,619,084	1,110,407,257
Advances from FHLB	—	138,785,000	—	138,785,000	138,750,000
Subordinated debentures	—	22,166,000	—	22,166,000	22,166,000

        Cash and Cash Equivalents, Interest Bearing Deposits in Banks, Accrued Interest Receivable, Accrued Interest Payable, and Accrued Dividends Payable—The carrying amounts approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization.

        Securities—The fair value of securities is determined by quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Restricted Investments Carried at Cost—The carrying value of these investments approximates fair value based on the redemption provisions contained in each.

        Loans—Fair values are estimated by stratifying the loan portfolio into groups of loans with similar financial characteristics. Loans are segregated by type such as real estate, commercial, and consumer, with each category further segmented into fixed and adjustable rate interest terms. For mortgage loans, Patriot uses the secondary market rates in effect for loans that have similar characteristics. The fair value of other fixed rate loans is calculated by discounting scheduled cash flows through the anticipated maturities adjusted for prepayment estimates.

        Adjustable interest rate loans are assumed to approximate fair value because they generally reprice within the short term. Fair values are adjusted for credit risk based on assessment of risk identified with specific loans, and risk adjustments on the remaining portfolio based on credit loss experience. Assumptions regarding credit risk are judgmentally determined using specific borrower information, internal credit quality analysis, and historical information on segmented loan categories for non-specific borrowers.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 17: Fair Value Measurements (Continued)

        Cash surrender value of life insurance—The carrying amount of cash surrender value of life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount Patriot would receive should the policies be surrendered.

        Deposits—The fair value of deposits with no stated maturity, such as checking, passbook, and money market, is equal to the amount payable on demand. The fair value of time certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

        Advances from FHLB and Subordinated Debentures—The fair value of Patriot's advances and debentures are estimated using discounted cash flow analysis based on the interest rate that would be effective at March 31, 2015 and December 31, 2014, if the borrowings repriced according to their stated terms.

        Off-balance-sheet instruments—Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of these financial instruments are considered insignificant. Additionally, those financial instruments have no carrying value.

NOTE 18: On-Balance Sheet Derivative Instruments and Hedging Activities

Derivative Financial Instruments

        Patriot has stand alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on Patriot's statement of financial condition as other assets and other liabilities.

        Patriot is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. Patriot controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. Patriot deals only with primary dealers.

        Derivative instruments are generally either negotiated over-the-counter contracts or standardized contracts executed on a recognized exchange. Negotiated over-the-counter contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

Risk Management Policies—Hedging Instruments

        The primary focus of Patriot's asset/liability management program is to monitor the sensitivity of Patriot's net portfolio value and net income under varying interest rate scenarios to take steps to

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 18: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

control its risks. On a quarterly basis, Patriot simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation. The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, Patriot considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. Patriot evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Interest Rate Risk Management—Derivative Instruments Not Designated as Hedging Instruments

        Certain derivative instruments do not meet the requirements for hedging treatment specified in the accounting guidance. These undesignated derivative instruments are recognized on the consolidated statement of financial condition at fair value, with changes in fair value recorded in current earnings.

Interest Rate Lock Commitments

        Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. Patriot enters into commitments to fund residential mortgage loans at specified times in the future, with the intention that these loans subsequently be sold in the secondary market. These commitments are contingent upon the loan meeting underwriting and origination guidelines. If underwriting and origination guidelines are not met, the loan is not originated and the rate lock expires. A mortgage loan commitment binds Patriot to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock.

        Outstanding derivative loan commitments expose Patriot to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of the rate lock to funding of the loan due to increases in mortgage interest rates. If interest rates increase, the value of these loan commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increases.

        Effective December 1, 2014, Patriot discontinued the issuance of mandatory delivery interest rate lock commitments to fund residential mortgages.

Interest Rate Swaps

        Beginning in September 2008, Patriot Bank has entered into interest rate swap transactions with its borrowers that have a notional amount based upon the loan amount and maturity terms ranging from one to seven years. Patriot Bank will either receive floating and pay fixed or receive fixed and pay floating depending upon the terms of the agreement and the underlying loan. To achieve a neutral position in these interest rate swap transactions, Patriot Bank enters into another interest rate swap transaction with a counterparty. These mirror transactions have the same notional amount and terms as the original interest rate swap transactions Patriot Bank has with its borrowers. Patriot Bank has

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 18: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

analyzed both the original transactions and the mirror transactions and has determined that the transactions do meet fair value hedge accounting standards set forth in the authoritative guidance. Therefore, gains and losses associated with these swap transactions are recorded through interest income.

Interest Rate Caps

        Beginning in December 2013, Patriot Bank has entered into interest rate cap transactions with its borrowers. To achieve a neutral position in these interest rate cap transactions, Patriot Bank enters into another interest rate cap transaction with a counterparty. These mirror transactions have the same notional amount and terms as the original interest rate cap transactions Patriot Bank has with its borrowers. Patriot Bank has analyzed both the original transactions and the mirror transactions and has determined that the transactions do meet fair value hedge accounting standards set forth in the authoritative guidance. Therefore, gains and losses associated with these cap transactions are recorded through interest income.

Forward Loan Sales Commitments

        To protect against the price risk inherent in derivative loan commitments, Patriot utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments.

        With a "mandatory delivery" contract, Patriot commits to deliver a certain principal amount of mortgage loans to an investor at a specified price on or before a specified date. If Patriot fails to deliver the amount of mortgages necessary to fulfill the commitment by the specified date, it is obligated to pay a "pair-off" fee, based on then-current market prices, to the investor to compensate the investor for the shortfall.

        With a "best efforts" contract, Patriot commits to deliver an individual mortgage loan of a specified principal amount and quality to an investor if the loan to the underlying borrower closes. Generally, the price the investor will pay the seller for an individual loan is specified prior to the loan being funded (for example, on the same day the lender commits to lend funds to a potential borrower).

        Effective December 1, 2014, Patriot discontinued the issuance of forward loan sales commitments to fund residential mortgages.

Forward Contracts Securities

        Patriot sells forward contracts on securities of Fannie Mae, Freddie Mac, and Ginnie Mae to offset the risk associated with "mandatory delivery" contracts and changes in the fair value of loans held for sale. The forward contracts used to economically hedge the mandatory commitments are accounted for as non-designated hedges and naturally offset mandatory commitment mark-to-market gains and losses recognized as a component of gain on loan sale.

        Effective December 1, 2014, Patriot discontinued the issuance of forward contracts on securities.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 18: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

        The following is a summary of the effect of derivative instruments on the consolidated statement of financial condition as of March 31, 2015 and December 31, 2014:

	March 31, 2015
	Statement of Financial Condition Location	Notional Amounts	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Other assets	$84,048,030	$1,705,209
Interest rate swaps	Other liabilities	84,048,030	(1,705,209)
Interest rate caps	Other assets	16,929,432	60,868
Interest rate caps	Other liabilities	16,929,432	(60,868)
Foreign exchange contract	Other assets	2,024,458	539,177
Foreign exchange contract	Other liabilities	2,024,458	(539,177)

Total derivatives not designated as hedging instruments		$206,003,840	$—

	December 31, 2014
	Statement of Financial Condition Location	Notional Amounts	Fair Value
Derivatives not designated as hedging instruments
Forward loan sales commitments	Loans held for sale	$429,250	$15,874
Forward contracts securities	Other liabilities	2,500,000	(21,895)
Interest rate swaps	Other assets	75,183,902	1,115,712
Interest rate swaps	Other liabilities	75,183,902	(1,115,712)
Interest rate caps	Other assets	16,929,432	164,709
Interest rate caps	Other liabilities	16,929,432	(164,709)
Foreign exchange contract	Other assets	3,550,322	437,555
Foreign exchange contract	Other liabilities	3,550,322	(437,555)

Total derivatives not designated as hedging instruments		$194,256,562	$(6,021)

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 19: Other Intangible Assets

        A summary of the gross carrying amount and accumulated amortization of other intangible assets follows:

	March 31, 2015	December 31, 2014
Other intangible assets:
Core deposits—First State Bank of Honey Grove	$131,467	$131,467
Core deposits—Quadco Bancshares, Inc.	437,545	437,545
Core deposits—Northeast Bancshares, Inc.	1,025,671	1,025,671

	1,594,683	1,594,683
Accumulated amortization	(1,382,371)	(1,345,792)

	$212,312	$248,891

        Amortization expense for the three months ended March 31, 2015 and 2014 was $36,579 and $39,867, respectively. At March 31 2015, the amortization expense for 2015 is expected to be approximately $109,000. For the second year and final year, amortization expense is expected to be approximately $103,000.

NOTE 20: Advances from FHLB

        Patriot had outstanding advances from FHLB totaling $110,250,000 and $138,750,000 at March 31, 2015 and December 31, 2014, respectively. Such advances had a weighted average interest rate of 0.58% at March 31, 2015 and are secured by substantially all of Patriot's single-family residential mortgage loans. Scheduled maturities of the advances at March 31, 2015 are as follows:

2015	$50,250,000
2016	50,000,000
2017	10,000,000

$110,250,000

NOTE 21: Subordinated Debentures

        On August 2, 2007, Patriot completed the private placement of $17,011,000 in subordinated debentures to Patriot Bancshares Capital Trust II (which we refer to in this joint proxy statement/perspectives as "Trust II") and injected $15,000,000 of capital into Patriot Bank. Trust II funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $17,011,000. Using interest payments made by Patriot on debentures, Trust II began paying quarterly dividends to preferred security holders on November 2, 2007. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3 Month LIBOR plus 1.80% (2.0706% at March 31, 2015); however, the interest rate cannot exceed 11.90%. Dividends on the preferred securities are cumulative and Trust II may defer the

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 21: Subordinated Debentures (Continued)

payments for up to five years. The preferred securities mature in September 2037 unless Patriot elects and obtains regulatory approval to accelerate the maturity date to as early as August 2, 2012.

        On March 31, 2006, Patriot completed the private placement of $5,155,000 in subordinated debentures to Patriot Bancshares Capital Trust I (which we refer to in this joint proxy statement/perspectives as "Trust I") and injected $3,985,000 of capital into Patriot Bank. Trust I funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $5,155,000. Using interest payments made by Patriot on debentures, Trust I began paying quarterly dividends to preferred security holders on July 7, 2006. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3 Month LIBOR plus 1.85% (2.1033% at March 31, 2015); however, the interest rate cannot exceed 11.90%. Patriot deposited $1,000,000 into an escrow account to guarantee interest payments due under the debenture. The escrow agreement allows for the disbursement of a portion of the funds upon satisfaction of certain capital requirements by Patriot.

        All of the funds have been released from restriction and the escrow account has no remaining balance. Dividends on the preferred securities are cumulative and Trust I may defer the payments for up to five years. The preferred securities mature in April 2036 unless Patriot elects and obtains regulatory approval to accelerate the maturity date to as early as July 7, 2011.

        For the three months ended March 31, 2015 and 2014, interest expense on the subordinated debentures was $110,655 and $118,745, respectively. Accrued interest payable on the subordinated debentures was $39,674 and $13,343 at March 31, 2015 and December 31, 2014, respectively.

        Subordinated debt may be included in regulatory Tier 1 capital subject to a limitation that such amounts not exceed 25% of Tier 1 capital. The remainder of subordinated debt is included in Tier II capital. There is no limitation for inclusion of subordinated debt in total risk-based capital and, as such, all subordinated debt was included in total risk-based capital.

NOTE 22: Foreclosed Assets

        Foreclosed assets are presented net of valuation reserve. An analysis of the valuation reserve on foreclosed assets is as follows:

	Three Months Ended March 31,
	2015	2014
Balance at beginning of period	$613,367	$752,058
Provision for losses	1,850	56,780
Charge-offs	—	(71,777)
Recoveries	—	—

Balance at end of period	$615,217	$737,061

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 22: Foreclosed Assets (Continued)

	Three Months Ended March 31,
	2015	2014
Net (gain) loss on sales of foreclosed assets	$(27,732)	$63,795
Provision for losses and mark to market expenses	36,667	56,780
Operating expenses, net of rental income	289,114	300,897

Net expenses on foreclosed assets	$298,049	$421,472

NOTE 23: Other Comprehensive Income

        The tax effects allocated to each component of other comprehensive income is as follows:

	Before Tax Amount	Tax Expense	Net of Tax Amount
Three Months Ended March 31, 2015
Securities available for sale:
Change in unrealized loss during the period	$902,328	$315,815	$586,513
Reclassification adjustment for realized gains included in net income	110,803	38,781	72,022

Total other comprehensive income	$1,013,131	$354,596	$658,535

Three Months Ended March 31, 2014
Securities available for sale:
Change in unrealized loss during the period	$1,402,556	$490,895	$911,661
Reclassification adjustment for realized gains included in net income	115,661	40,481	75,180

Total other comprehensive income	$1,518,217	$531,376	$986,841

NOTE 24: Asset Purchase

        On February 28, 2014, RMC Vanguard Mortgage Corporation (which we refer to in this proxy statement/prospectus as "RMC") entered into an asset purchase agreement with Patriot Mortgage that included all furniture and equipment, prepaid and other assets consisting of mortgage officer licenses and branch licenses and prepaid bonds, and loan commitments owned by RMC. Pursuant to the asset purchase agreement, Patriot Mortgage paid $635,512 to RMC. The purchase price, including acquisition costs, did not exceed the estimated fair value of the assets acquired and therefore, no goodwill was recorded.

        The primary purpose of the acquisition was to expand Patriot Mortgage's market share through agreements with wholesale membership warehouses and online lending exchanges to acquire leads for

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

March 31, 2015

(Unaudited)

NOTE 24: Asset Purchase (Continued)

the origination of mortgages. The following is a listing of assets acquired and the estimated fair value amounts assigned at the acquisition date:

Loan commitments	$310,691
Furniture and equipment	248,823
Prepaid and other assets	75,998

$635,512

NOTE 25: Subsequent Events

        On May 27, 2015, Patriot and Green announced that they have entered into the merger agreement to effect the merger, which, as of May 26, 2015 and based on the closing price of Green's common stock on such date, was valued at approximately $139 million. The merger agreement provides that Green will issue at the closing up to 10,757,273 shares of Green common stock to Patriot's shareholders in exchange for the exchangeable shares. There are anticipated to be 132,352,960 "exchangeable shares" which represent the aggregate number of shares of Patriot common stock issued and outstanding immediately prior to the effective time, including 775,000 shares of Patriot common stock underlying Patriot restricted stock awards and 11,887,501 shares of Patriot common stock issued in connection with the conversion of all of Patriot's 1,200,001 shares of Series D Preferred Stock outstanding and Patriot's 10,687,500 shares of Series F Preferred Stock outstanding. In addition, it is a condition to the consummation of the merger that all of Patriot's 26,038 shares of Series B and all of Patriot's 1,302 shares of Series C Preferred Stock be redeemed for a total of $27,340,000 immediately prior to the closing. The consummation of the merger is also subject to approval of the Patriot merger proposal by the Patriot shareholders, approval of the Green share issuance proposal by the Green shareholders, regulatory approval and other customary closing conditions, and is expected to close in the fourth calendar quarter of 2015.

        Patriot has evaluated all subsequent events through July 6, 2015, the date the consolidated financial statements were available to be issued.

NOTE 26: Supplementary Cash Flow Information

        The following is a summary of supplemental cash flow information:

	Three Months Ended March 31,
	2015	2014
Interest paid	$3,611,302	$2,712,495
Assets acquired through foreclosure	—	4,488,686
Income taxes paid	750,000	1,400,000
Loans originated to facilitate sales of foreclosed assets	2,900,000	370,000

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

together with

Report of Independent Auditors

For the Years Ended December 31, 2014 and 2013

Report of Independent Auditors

To the Shareholders of
 Patriot Bancshares, Inc. and Subsidiaries

        We have audited the accompanying consolidated financial statements of Patriot Bancshares, Inc. and Subsidiaries (Patriot) which comprises the consolidated statements of financial condition as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended and the related notes to the financial statements. We also have audited management's assertion, included in the accompanying Management Report Regarding Statement of Management's Responsibilities, Compliance with Designated Laws and Regulations, and Management's Assessment of Internal Control over Financial Reporting, that Patriot maintained effective internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) as of December 31, 2014, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 framework") in Internal Control—Integrated Framework.

Management's Responsibility for the Financial Statements and Internal Control over Financial Reporting

        Patriot's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with GAAP, for maintaining internal control over financial reporting including the design, implementation and maintenance of controls relevant to the preparation and fair presentation of these financials statements that are free from material misstatement, whether due to error or fraud, and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management Report Regarding Statement of Management's Responsibilities, Compliance with Designated Laws and Regulations, and Management's Assessment of Internal Control over Financial Reporting.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements and an opinion on management's assertion regarding the effectiveness of Patriot's internal control over financial reporting based on our audits. We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) for the year ended December 31, 2014 and in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) for the year ended December 31, 2013 and our audit of internal control over financial reporting in accordance with attestation standards established by the American Institute of Certified Public Accountants.

        Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

        An audit of the consolidated financial statements involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Patriot's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit of financial statements also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. An audit of internal control over financial reporting involves obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures, as we considered necessary in the circumstances. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinions.

Definition and Inherent Limitations of Internal Control

        A company's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with GAAP.

        Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (which we refer to in this joint proxy statement/prospectus as "FDICIA"), our audit of Patriot's internal control over financial reporting included controls over the preparation of financial statements in accordance with GAAP with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C).

        A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinions

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patriot Bancshares, Inc. and Subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America. Also in our opinion, managements assertion that Patriot maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, is fairly stated, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("2013 framework") in Internal Control—Integrated Framework.

/s/ Davis Kinard & Co., PC
Certified Public Accountants
Abilene, Texas March 25, 2015

MANAGEMENT REPORT REGARDING STATEMENT OF MANAGEMENT'S RESPONSIBILITIES COMPLIANCE WITH DESIGNATED LAWS AND REGULATIONS, AND MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Statement of Patriot Management's Responsibilities

        The management of Patriot is responsible for preparing Patriot's annual consolidated financial statements in accordance with GAAP; for establishing and maintaining an adequate internal control structure and procedures for financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (which we refer to in this joint proxy statement/prospectus as "Form FR Y-9C"); and for complying with the federal laws and regulations pertaining to insider loans and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions. The following subsidiary institutions of Patriot that are subject to Part 363 are included in this statement of Patriot management's responsibilities: Patriot Bank.

Patriot Management's Assessment of Compliance with Designated Laws and Regulations

        Patriot management has assessed Patriot's compliance with the federal laws and regulations pertaining to insider loans and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions during the year that ended on December 31, 2014. Based upon its assessment Patriot management has concluded that Patriot complied with the federal laws and regulations pertaining to insider loans and the federal and, if applicable state laws and regulations pertaining to dividend restrictions during the year that ended on December 31, 2014. The following subsidiary institutions of Patriot that are subject to Part 363 are included in this assessment of compliance with these designated laws and regulations: Patriot Bank.

Patriot Management's Assessment of Internal Control Over Financial Reporting

        Patriot's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with GAAP and financial statements for regulatory reporting purposes. i.e. Form FR Y-9C.

        Patriot's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Patriot; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and financial statements for regulatory reporting purposes, and that receipts and expenditures of Patriot are being made only in accordance with authorizations of management and directors of Patriot; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use or disposition of Patriot's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Patriot management is responsible for establishing and maintaining effective internal control over financial reporting including controls over the preparation of regulatory financial statements. Patriot management assessed the effectiveness of Patriot's internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, as of December 31, 2014, based on the framework set forth by the Committee of

Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon its assessment, Patriot management has concluded that, as of December 31, 2014, Patriot's internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, is effective based on the criteria established in Internal Control—Integrated Framework. The following subsidiary institutions of Patriot that are subject to Part 363 are included in this assessment of the effectiveness of internal control over financial reporting: Patriot Bank.

        Patriot management's assessment of the effectiveness of internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, as of December 31, 2014, has been audited by Davis Kinard & Co, PC, an independent public accounting firm, as stated in their report dated March 25, 2015.

/s/ WILLIAM ELLIS William Ellis President & CEO of Patriot Bancshares, Inc.
/s/ DAVID D. RINEHART David D. Rinehart Senior EVP & COO of Patriot Bank
/s/ CHRISTIAN ZIMMERMAN Christian Zimmerman SVP & CFO of Patriot Bank

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

	2014	2013
Assets
Cash and due from banks	$5,926,934	$6,362,428
Federal funds sold	891,037	1,496,001

Cash and cash equivalents	6,817,971	7,858,429
Interest bearing deposits in banks	58,102,333	17,753,701
Securities available for sale, at fair value	311,123,994	353,024,439
Securities held to maturity	1,661,165	2,251,954
Restricted investments carried at cost	6,370,365	4,756,265
Investment in Patriot Bancshares Capital Trusts I and II	666,000	666,000
Loans held for sale	10,668,364	23,986,864
Loans receivable, net of allowance for loan losses of $11,111,997 and $14,303,121, respectively	935,942,971	809,651,859
Accrued interest receivable	2,724,909	2,596,448
Premises and equipment	3,645,889	4,446,709
Foreclosed assets, net of allowances	19,415,635	25,790,548
Cash surrender value of life insurance	24,571,139	1,500,921
Goodwill	6,681,784	6,776,136
Other intangible assets	248,891	408,359
Deferred tax asset, net	5,829,675	7,769,861
Other assets	10,689,076	5,835,880

	$1,405,160,161	$1,275,074,373

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition (Continued)

December 31, 2014 and 2013

	2014	2013
Liabilities and Shareholders' Equity
Deposits:
Noninterest bearing	$151,438,836	$128,027,879
Interest bearing	958,968,421	911,177,914

Total deposits	1,110,407,257	1,039,205,793
Accrued expenses and other liabilities	12,621,680	22,209,509
Advances from FHLB	138,750,000	80,000,000
Subordinated debentures	22,166,000	22,166,000

Total liabilities	1,283,944,937	1,163,581,302

Shareholders' equity
Preferred stock class B, $1.00 par value; 26,038 shares authorized; 26,038 shares issued and outstanding at December 31, 2014 and 2013; total liquidation value of $26,038,000	26,038	26,038
Preferred stock class C, $1.00 par value; 1,302 shares authorized; 1,302 shares issued and outstanding at December 31, 2014 and 2013; total liquidation value of $1,302,000	1,302	1,302
Preferred stock class D, $0.50 par value; 1,300,000 and 2,500,000 shares authorized; 1,200,001 shares issued and outstanding at December 31, 2014 and 2013; total liquidation value of $1,800,002	600,000	600,000
Preferred stock class E, $0.50 par value; 10,400,000 and 13,000,000 shares authorized; 0 and 10,359,912 shares issued and outstanding at December 31, 2014 and 2013, respectively	—	5,179,956
Preferred stock class F, $0.50 par value; 10,700,000 and 15,000,000 shares authorized; 10,687,500 shares issued and outstanding at December 31, 2014 and 2013; total liquidation value of $8,550,000	5,343,750	5,343,750
Preferred stock class G, $0.50 par value; 2,564,250 and 64,250 shares authorized; 2,513,250 and 64,250 shares issued and outstanding at December 31, 2014 and 2013; total liquidation value of $1,256,625	1,256,626	32,125
Common stock, $0.50 par value; 500,000,000 shares authorized; 109,147,605 and 96,078,886 shares issued and outstanding at December 31, 2014 and 2013, respectively	54,573,803	48,039,443
Capital surplus	65,767,065	64,311,674
Retained deficit	(5,254,681)	(8,544,509)
Accumulated other comprehensive income—unrealized loss on available for sale securities, net of tax	(1,098,679)	(3,496,708)

Total shareholders' equity	121,215,224	111,493,071

Total liabilities and shareholders' equity	$1,405,160,161	$1,275,074,373

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Year Ended December 31, 2014 and 2013

	2014	2013
Interest income
Loans, including fees	$43,801,330	$42,725,496
Taxable securities	4,846,724	3,300,641
Tax exempt securities	374	—
Federal funds sold	2,492	4,802
Deposits with banks	175,882	114,613

Total interest income	48,826,802	46,145,552

Interest expense
Deposits	9,700,058	11,351,260
Subordinated debentures	468,367	483,415
Other borrowed money	645,522	399,272
Advances from FHLB	564,354	800,160

Total interest expense	11,378,301	13,034,107

Net interest income	37,448,502	33,111,445
Provision for (reversal of) loan losses	(1,250,000)	350,000

Net interest income after provision for loan losses	38,698,502	32,761,445

Noninterest income
Service charges on deposit accounts	703,327	634,676
Fees on sales of mortgage loans	2,328,034	5,072,524
Net realized gain on sales of available for sale securities	1,446,628	644,602
Net realized gain on sales of loans	8,125,825	17,059,064
Gain on sales of foreclosed assets	1,311,807	3,428,146
Other income	1,480,030	1,155,175

Total noninterest income	15,395,652	27,994,187

Noninterest expenses
Salaries and employee benefits	22,887,664	29,961,079
Occupancy and equipment expense	4,606,583	4,854,482
Advertising	847,532	710,459
Data processing	1,268,356	1,192,970
Legal and professional fees	1,742,540	1,997,534
Amortization of intangible assets	159,468	159,468
FDIC assessment	1,857,500	1,922,500
Foreclosed asset operating expenses, net	1,315,252	976,464
Foreclosed asset mark to market expense	148,643	833,501
Other expense	7,294,208	7,916,916

Total noninterest expenses	42,127,746	50,525,373

Income before provision for income taxes	11,966,407	10,230,259
Provision for income taxes	4,061,807	3,471,627

Net income	$7,904,600	$6,758,632

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Year Ended December 31, 2014 and 2013

	2014	2013
Net income	$7,904,600	$6,758,632
Other comprehensive income
Change in unrealized gain (loss) on securities available for sale, before tax	3,160,760	(6,183,600)
Reclassification adjustment for realized gains on securities available for sale included in net income	528,515	(409,594)

Total other comprehensive income (loss)	3,689,275	(6,593,194)

Comprehensive income before tax	11,593,875	165,438
Income tax expense (benefit) related to other comprehensive income (loss)	1,291,246	(2,307,618)

Comprehensive income	$10,302,629	$2,473,056

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Year Ended December 31, 2014 and 2013

	Preferred Stock	Common Stock at Par	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)— Unrealized Gain (Loss) on Available for Sale Securities	Total Shareholders' Equity
Balance at January 1, 2013	$11,183,171	$46,616,267	$63,126,889	$(11,625,723)	$788,868	$110,089,472
Comprehensive income:
Net income for 2013	—	—	—	6,758,632	—	6,758,632
Change in net unrealized gain (loss) on available for sale securities, net of reclassification adjustment and tax effect	—	—	—	—	(4,285,576)	(4,285,576)

Total comprehensive income						2,473,056
Common stock issuance in lieu of preferred dividends	—	1,120,578	1,137,760	(2,258,338)	—	—
Dividends accrued on Series B and C	—	—	—	(1,419,080)	—	(1,419,080)
Issuance of common stock—vested restricted stock	—	302,598	(302,598)	—	—	—
Stock-based compensation	—	—	349,623	—	—	349,623

Balance at December 31, 2013	11,183,171	48,039,443	64,331,674	(8,544,509)	(3,496,708)	11,493,000
Comprehensive income:
Net income for 2014	—	—	—	7,904,600	—	7,904,600
Change in net unrealized loss on available for sale securities, net of reclassification adjustment and tax effect	—	—	—	—	2,398,029	2,398,029

Total comprehensive income						10,302,629
Issuance of preferred stock—Series G	1,224,500	—	—	—	—	1,224,500
Common stock issuance in lieu of preferred dividends	—	949,408	1,329,168	(2,278,576)	—	—
Dividends accrued on Series B and C	—	—	—	(2,336,196)	—	(2,336,196)
Conversion of preferred stock to common stock	(5,179,955)	5,179,955				—
Issuance of common stock—vested restricted stock	—	404,997	(404,997)	—	—	—
Stock-based compensation	—	—	531,220	—	—	531,220

Balance at December 31, 2014	$7,227,716	$54,573,803	$65,767,065	$(5,254,681)	$(1,098,679)	$121,215,224

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year Ended December 31, 2014 and 2013

	2014	2013
Cash flows from operating activities
Net income	$7,904,600	$6,758,632
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (reversal of) loan losses	(1,250,000)	350,000
Provision for off balance sheet exposure	—	(475,000)
Net amortization of securities	1,508,908	2,719,556
Depreciation and amortization	1,923,775	1,541,935
Realized gain on sales of loans held for sale	(8,125,825)	(17,059,064)
Realized gain on sales of available for sale securities	(1,446,628)	(644,602)
Realized gain on sales of premises and equipment	18,078	(4,694)
Gain on sales of foreclosed assets	(1,311,807)	(3,428,146)
Reduction in value of foreclosed assets	148,643	833,501
Appreciation in cash surrender value of life insurance	(70,218)	(46,449)
Stock-based compensation	531,220	349,623
Deferred income tax	648,940	586,041
Net change in:
Loans held for sale	21,444,325	41,408,835
Accrued interest receivable	(128,461)	210,288
Other assets	(3,822,402)	3,021,880
Accrued expenses and other liabilities	(12,954,819)	(1,316,307)

Net cash provided by operating activities	5,018,329	34,806,029

Cash flows from investing activities
Net change in interest bearing deposits in banks	(40,348,632)	2,283,800
Activity in securities available for sale:
Sales	147,323,388	38,883,372
Maturities, prepayments and calls	48,791,325	70,375,701
Purchases	(150,573,318)	(226,368,437)
Activity in securities held to maturity:
Maturities, prepayments and calls	576,834	1,583,209
Net change in restricted investments carried at cost	(1,614,100)	(17,100)
Loan originations and principal collections, net	(130,306,872)	(1,030,168)
Proceeds from sales of foreclosed assets	13,160,243	19,008,823
Capitalized costs to improve foreclosed assets	(356,406)	(122,146)
Proceeds from sales of premises and equipment	48,453	38,902
Asset purchase RMC Vanguard	(635,512)	—
Purchases of premises and equipment	(300,154)	(2,010,053)
Purchases of bank owned life insurance policies	(23,000,000)	—

Net cash used in investing activities	(137,234,751)	(97,374,097)

Cash flows from financing activities
Net increase in deposits	$71,201,464	$37,902,571
Net increase in advances from FHLB	58,750,000	22,500,000
Proceeds from issuance of preferred stock	1,224,500	—

Net cash provided by financing activities	131,175,964	60,402,571

Net change in cash and cash equivalents	(1,040,458)	(2,113,709)
Cash and cash equivalents at beginning of year	7,858,429	9,972,138

Cash and cash equivalents at end of year	$6,817,971	$7,858,429

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies

Nature of Operations

        Patriot and its subsidiaries, Patriot Intermediate Holdings, Patriot Bank, Patriot Mortgage, PB Commercial, PB Advantage LLC, Golf Beverages LLC and Promenade Place LLC, provide a variety of financial services to individuals and businesses primarily in the Texas cities of Houston, Dallas, Honey Grove and their respective surrounding areas. The accounting and reporting policies of Patriot conform with GAAP and to general regulatory practices of the United States banking industry. Policies and practices of Patriot which materially affect the determination of financial position, results of operations and cash flows are summarized as follows:

Principles of Consolidation

        The consolidated financial statements include the accounts of Patriot and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        In preparing consolidated financial statements in conformity with GAAP, Patriot's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets, deferred tax assets and the fair value of financial instruments.

Significant Group Concentrations of Credit Risk

        Most of Patriot's activities are with customers located within the Texas cities of Houston, Dallas, Honey Grove, and their respective surrounding areas. Note 2 to Patriot's consolidated financial statements discusses the types of securities that Patriot invests in. Note 3 to Patriot's consolidated financial statements discusses the types of lending that Patriot engages in. Patriot does not have any significant concentrations to any one industry or customer.

        Patriot carries certain assets with other financial institutions which are subject to credit risk by the amount such assets exceed federal deposit insurance limits. At December 31, 2014 and 2013, the deposits, as reported by the banks, were $13,398,680 and $9,979,187, respectively. Management monitors the financial stability of correspondent banks and considers amounts advanced in excess of the FDIC limits to present no significant additional risk to Patriot.

Cash and Cash Equivalents

        For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash, noninterest-bearing balances due from banks and federal funds sold.

        Patriot is required to maintain average balances on hand or with the Dallas Federal Reserve. Patriot properly maintained amounts in excess of required reserves of $10,085,886 and $8,986,479 as of December 31, 2014 and 2013, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

Interest Bearing Deposits in Banks

        Interest bearing deposits in banks mature within one year and are carried at cost.

Securities

        Debt securities that Patriot's management has the positive intent and ability to hold to maturity, if any, are classified as "held to maturity" and are recorded at amortized cost.

        Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, Patriot's management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Patriot to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        Investments in equity securities are carried at cost. Any changes to the cost basis of these investments are recorded in the statement of income. These investments are reviewed annually to determine if an impairment charge is necessary. As of December 31, 2014 and 2013, no impairment charges were recorded.

Loans Held for Sale

        Loans originated and intended for sale in the secondary market are carried at estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through charges to income.

Loans

        Patriot grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout the Texas cities of Houston and Dallas and their respective surrounding areas. The ability of Patriot's debtors to honor their contracts is dependent in part upon the general economic conditions in these areas.

        Loans that Patriot's management has the intent and ability to hold for the foreseeable future or until maturity or pay-off which are measured at historical cost are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income is amortized to interest income using a level yield methodology.

        The accounting guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. Patriot's portfolio segments

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

are Commercial and Industrial, Real Estate, and Consumer and Other. The classes of financing receivables within the real estate segment are Construction and Land Development, 1-4 Family Residential Mortgage, Multifamily Residential, and Commercial Mortgage. The remaining portfolio segments contain a single class of financing receivables. The allowance for credit losses is presented by portfolio segment.

        Loan Origination/Risk Management.    Patriot selectively extends credit for the purpose of establishing long-term relationships with its customers. Patriot mitigates the risks inherent in lending by focusing on businesses and individuals with demonstrated payment history, historically favorable profitability trends and stable cash flows. In addition to these primary sources of repayment, Patriot looks to tangible collateral and personal guarantees as secondary sources of repayment. Lending officers are provided with detailed underwriting policies covering all lending activities in which Patriot is engaged and that require all lenders to obtain appropriate approvals for the extension of credit. Patriot also maintains documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered may be reduced.

        Patriot has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management and the Patriot board review and approve these policies and procedures on a regular basis. A reporting system supplements the review process by providing Patriot's management and the Patriot board with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

        Patriot maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to Patriot's management and the Patriot board. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as Patriot's policies and procedures.

        Commercial and Industrial Loans.    A major lending focus of Patriot is on loans to small and medium-sized businesses in a wide variety of industries. Patriot's commercial lending emphasis includes loans to wholesalers, manufacturers and business service companies. A broad array of short and medium-term commercial lending products are made available to businesses for working capital (including inventory and accounts receivable), purchases of equipment and machinery and business expansion (including acquisitions of real estate and improvements). Generally, Patriot's commercial loans are underwritten on the basis of the borrower's ability to service such debt as reflected by cash flow projections. Commercial loans are generally collateralized by business assets, which may include real estate, accounts receivable and inventory, certificates of deposit, securities, guarantees or other collateral. Patriot also generally obtains personal guarantees from the principals of the business. Working capital loans are primarily collateralized by short-term assets, whereas term loans are primarily collateralized by long-term assets. As a result, commercial loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

        Construction and Land Development Loans.    Patriot makes loans to finance the construction of residential and non-residential properties. The majority of Patriot's residential construction loans in Texas are for single-family dwellings that are pre-sold or are under earnest money contracts. Patriot

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

also originates loans to finance the construction of commercial properties such as multi-family, office, industrial, warehouse and retail centers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Patriot is forced to foreclose on a project prior to completion, there is no assurance that Patriot will be able to recover the entire unpaid portion of the loan. In addition, Patriot may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. While Patriot has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

        1-4 Family Residential Mortgages.    Patriot originates 1-4 family residential mortgage loans collateralized by owner-occupied and non-owner-occupied real estate to finance the purchase of real estate. Repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of appraised value. The underwriting analysis includes credit verification, appraisals and a review of the financial condition of the borrower.

        Commercial Mortgages.    Patriot makes commercial mortgage loans collateralized by owner-occupied and non-owner-occupied real estate to finance the purchase of real estate. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

        When underwriting these loans, Patriot seeks to minimize these risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit verification, analysis of global cash flow, appraisals and a review of the financial condition of the borrower.

        Consumer and Other Loans.    Consumer and other loans made by Patriot include automobile loans, recreational vehicle loans, boat loans, home improvement loans, home equity loans, and other personal loans. Consumer and other loans represent less than 1% of total loans. Risk is minimized due to relatively small loan amounts that are spread across many individual borrowers.

        Concentrations of Credit.    Most of Patriot's lending activity occurs within the state of Texas, including the two largest metropolitan areas of Houston and Dallas and their respective surrounding areas, as well as other markets. The majority of Patriot's loan portfolio consists of commercial and industrial and commercial real estate loans.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

        Nonaccrual and Past Due Loans.    Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in Patriot's management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, Patriot considers the borrower's debt service capacity through the analysis of current financial information, if available, and/or current information with regards to Patriot's collateral position. Regulatory provisions would typically require the placement of a loan on nonaccrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on nonaccrual loans is recognized only after all principal has been collected in full. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Allowance for Loan Losses

        The allowance for loan losses represents Patriot's management's estimate of probable losses inherent in Patriot's lending portfolio. Credit exposures deemed to be uncollectible are charged against these accounts. Cash recovered on previously charged-off amounts is recorded as a recovery to these accounts. The allowance for loan losses does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual or is charged-off.

        Patriot employs a systematic methodology for determining the allowance for credit losses that consists of three components: (i) specific valuation allowances determined in accordance with the FASB ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical average loss experience for similar loans with similar characteristics and trends adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other risk factors both internal and external to Patriot.

        A loan, with the exception of groups of smaller-balance homogenous loans, is considered impaired and subject to ASC Topic 310 when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

        The specific allowance related to an impaired loan is established when the carrying value of the loan is more than the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

        The allowance on the remaining portfolio segments is calculated using historical loss rates in accordance with ASC Topic 450. Criticized and classified loans, not deemed impaired, are subject to an

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

allowance based on the historical loss migration analysis by grade. Pass loans are subject to an allowance based on historical losses by product type.

        The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. The general valuation factor is based upon a more qualitative analysis of risk. Various risks are considered in the determination of the environmental adjustment factor such as asset quality, lending management and staff, loan policies and procedures, loan review, credit concentrations, loan volumes, collateral values, and economic trends.

Financial Instruments

        In the ordinary course of business, Patriot has entered into commitments to extend credit, including standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Instruments and Hedging Activities

        Derivative financial instruments are recognized as assets and liabilities on the consolidated statement of financial condition and measured at fair value.

Interest Rate Swap Agreements

        For asset management purposes, Patriot uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period.

        The notional amount on which the interest payments are based is not exchanged. These swap agreements are derivative instruments and generally convert a portion of Patriot's variable rate loans to a fixed rate (cash flow hedge).

        The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

        For cash flow hedges, the net settlement (upon close-out or termination) that offsets changes in the value of the hedged loan is deferred and amortized into net interest income over the life of the hedged loan. The portion, if any, of the net settlement amount that did not offset changes in the fair value of the hedged asset or liability is recognized immediately in earnings and classified as a component of noninterest income.

        Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing Patriot to risk. Those derivative financial instruments that do not meet specified hedging criteria would be recorded at fair value with changes in fair value recorded in earnings. If periodic assessments indicate derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled, or classified as a trading activity. Cash flows resulting from the derivative financial instruments that are accounted for as

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Forward Loan Sales Commitments

        Patriot carefully evaluates all loan sales agreements to determine whether they meet the definition of a derivative under authoritative accounting guidance as facts and circumstances may differ significantly.

        Patriot utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans. See Note 17 to Patriot's consolidated financial statements On-Balance Sheet Derivative Instruments and Hedging Activities for further discussion.

Foreclosed Assets

        Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. All write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new cost basis or fair value less cost to sell and depreciation is not recorded.

        Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. The fair value of the property is depreciated based on its remaining useful life. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed.

        Valuations are periodically performed by Patriot's management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Loans Acquired in Acquisitions

        Authoritative accounting guidance requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of the guidance. The guidance limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of the yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

Premises and Equipment

        Land is carried at cost. Buildings, leasehold improvements, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful life of the asset or the expected terms of the underlying lease, if shorter.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

Income Taxes

        Patriot's income tax expense consists of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Patriot determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur.

        Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to Patriot's management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

        Patriot recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2014 and 2013 Patriot recognized no interest and penalties. Patriot has no unrecognized tax benefits at December 31, 2014 and 2013.

        In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For Patriot, taxable margin is revenue less interest expense. The margin tax was insignificant for the years ended December 31, 2014 and 2013. The deferred tax component of this tax is insignificant.

        Based on Patriot's management's analysis, Patriot did not have any uncertain tax positions as of December 31, 2014 and 2013. Patriot files income tax returns in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions. Patriot's income tax returns are subject to examination by the relevant taxing authorities as follows: U.S. federal income tax returns for tax years 2011 and forward; Texas income and margin tax returns for tax years 2010 and forward.

Cash Surrender Value of Life Insurance

        Life insurance policies are initially recorded at cost at the date of purchase. Subsequent to purchase, the policies are periodically adjusted to contract value. The adjustment to contract value increases or decreases the carrying value of the policies and is recorded as income or expense on the consolidated statement of income.

Advertising

        Generally, advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2014 and 2013 were $847,532 and $710,459, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

Troubled Debt Restructured Loans

        A troubled debt restructured loan is a loan which Patriot, for reasons related to a borrower's financial difficulties, grants a concession to the borrower that Patriot would not otherwise consider. The loan terms which have been modified or restructured due to a borrower's financial difficulty include, but are not limited to, a reduction in the stated interest rate; an extension of the maturity; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extension, deferral, renewal or rewrite. A troubled debt restructured loan would generally be considered impaired.

Preferred Stock

        Patriot has the authority to issue up to 24,991,590 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by the Patriot board, including making future acquisitions, raising additional equity capital and financing. The following classes of preferred stock have been designated and issued:

Series B Preferred Stock

        On December 19, 2008, Patriot entered into a purchase agreement with the Treasury Department pursuant to which Patriot issued and sold to the Treasury Department (i) 26,038 shares of Patriot's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation value of $1,000 per share, and (ii) the Warrant to purchase up to 1,302 shares of Patriot's Perpetual Preferred Stock, Series C, par value $1.00 per share, at an exercise price of $0.50 per share, for an aggregate purchase price of $26,038,000 in cash.

        Cumulative dividends on the Series B Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. The dividend rate increased to 9% per annum on February 15, 2014. Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        The Series B Preferred Stock has no maturity date and ranks senior to Patriot common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Patriot. The Series B Preferred Stock generally is non-voting.

        The Series B Preferred Stock may not be redeemed prior to the first dividend payment date falling on or after the third anniversary, December 19, 2011, of the original issue date. On or after the first dividend payment date falling on or after the third anniversary of the original issue date, Patriot, at its option, subject to the approval of the appropriate federal banking agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available thereafter, the shares of designated preferred stock at the time outstanding, upon notice given at a redemption price equal to the sum of (i) the liquidation amount per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

        The Treasury Department sold the Series B Preferred Stock to private investors in April 2014.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

Series C Preferred Stock

        The warrant on Patriot's Perpetual Preferred Stock, Series C, was immediately exercised and issued on December 19, 2008. Cumulative dividends on the Series C Preferred Stock will accrue on the liquidation preference at a rate of 9% per annum. Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        The Series C Preferred Stock has no maturity date and ranks senior to the Patriot common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Patriot. The Series C Preferred Stock generally is non-voting.

        The Series C Preferred Stock may not be redeemed prior to the later of (i) the first dividend payment date falling on or after the third anniversary, December 19, 2011, of the original issue date; or (ii) the date on which all outstanding shares of the Series B Preferred Stock have been redeemed, repurchased, or otherwise acquired by Patriot. On or after the first dividend payment date falling on or after the third anniversary of the original issue date, Patriot, at its option, subject to the approval of the appropriate federal banking agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available thereafter, the shares of designated preferred stock at the time outstanding, upon notice given at a redemption price equal to the sum of (i) the liquidation amount per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

        The Treasury Department sold the Series C Preferred Stock to private investors in April 2014.

Series D Preferred Stock

        The Series D Preferred Stock has a subscription price of $1.50 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 7% based upon the subscription price of $1.50 and paid monthly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular monthly period, Patriot will have no obligation to pay dividends for that month.

        The holders of the Series D Preferred Stock will have no voting rights, except in connection with (1) the creation of a class or series of stock ranking prior to the Series D in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series D Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them. Patriot may, at its option, and subject to the prior approval of the Dallas Federal Reserve, redeem the Series D Preferred Stock in whole or in part at any time following three years from the date of issuance at a cash redemption price of $1.50 per share.

        If the Series D Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series D Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series D Preferred share, plus cash in lieu of fractional shares.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

        As of December 31, 2014 and 2013, Patriot had issued 1,200,001 shares of Series D Preferred Stock.

Series E Preferred Stock

        The Series E Preferred Stock has a subscription price of $1.20 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $1.20 and paid quarterly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series E Preferred Stock will have no voting rights, except in connection with (1) the creation of a class or series of stock ranking prior to the Series E in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series E Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them. Patriot may, at its option, and subject to the prior approval of the Dallas Federal Reserve, redeem the Series E Preferred Stock in whole or in part at any time following three years from the date of issuance at a cash redemption price of $1.20 per share.

        If the Series E Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series E Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series E Preferred share, plus cash in lieu of fractional shares. The Series E Preferred Stock converted to shares of Patriot common stock in the fourth quarter of 2014.

        As of December 31, 2013, Patriot had issued 10,359,912 shares of Series E Preferred Stock. There were no shares of Series E Preferred Stock issued and outstanding as of December 31, 2014.

Series F Preferred Stock

        The Series F Preferred Stock has a subscription price of $0.80 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $0.80 and paid quarterly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series F Preferred Stock will have no voting rights, except with respect to certain fundamental changes in terms of the Series F Preferred Stock and as required by Texas law. The voting rights will be in connection with (1) the creation of a class or series of stock ranking prior to the Series F in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series F Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

        If the Series F Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series F Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series F Preferred share, plus cash in lieu of fractional shares.

        As of December 31, 2014 and 2013, Patriot had issued 10,687,500 shares of Series F Preferred Stock.

Series G Preferred Stock

        The Series G Preferred Stock has a subscription price of $0.50 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $0.50 and paid quarterly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series G Preferred Stock will have no voting rights, except with respect to certain matters as specified in the Patriot certificate and as otherwise required by Texas law. The voting rights will be in connection with (1) the creation of a class or series of stock ranking prior to the Series G Preferred Stock in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; (3) certain amendments to the Patriot certificate that adversely affect the rights and preferences of the Series G Preferred Stock; (4) the election of up to two directors of Patriot under special circumstances; and (5) as otherwise required by Texas law. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series G Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them.

        Patriot may, at its option at any time, convert the Series G Preferred shares to shares of Patriot common stock at a conversion ratio of four shares of Patriot common stock for each Series G Preferred share, plus cash in lieu of fractional shares. In addition, the Series G shares will automatically convert to shares of Patriot common stock at a conversion rate of four shares of Patriot common stock for each Series G Preferred share immediately following the redemption of conversion to Patriot common stock of all outstanding shares of the Series B Preferred Stock and Series C Preferred Stock.

        As of December 31, 2014 and 2013, Patriot had issued 2,513,250 and 64,250 shares of Series G Preferred Stock, respectively. The Series G Preferred Stock converted to shares of Patriot common stock in February 2015.

Stock Purchase Agreement Restrictions

        Pursuant to the terms of the Patriot Stock Purchase Agreement, Patriot adopted certain standards for executive compensation and corporate governance for the period during which the Treasury Department holds the equity issued pursuant to the Patriot Stock Purchase Agreement, including the Patriot common stock which may be issued pursuant to the TARP Warrant. These standards generally apply to Patriot's Chief Executive Officer, Chief Operating Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of operations, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of Patriot's compensation programs in future periods. Since the TARP Warrant has a ten year term, Patriot could potentially be subject to the executive compensation and corporate governance restrictions for a ten year time period.

        On February 17, 2009, the ARRA was signed into law by President Obama. The ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, the ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including Patriot, until the institution has repaid the Treasury Department, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the Treasury Department's consultation with the recipient's appropriate regulatory agency.

        The ARRA executive compensation standards are more stringent than those currently in effect under the TARP Capital Purchase Program or those previously proposed by the Treasury Department.

        The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury Department to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures," and (vii) inclusion in a participant's proxy statements for annual shareholder meetings of a nonbinding "Say on Pay" shareholder vote on the compensation of executives for participants with securities registered under federal securities laws.

Business Combinations, Goodwill and Other Intangible Assets

        Authoritative accounting guidance requires that all business combinations initiated after June 30, 2001 are accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The guidance addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. The guidance provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

        Goodwill and other intangible assets recorded in the acquisitions of First State Bank of Honey Grove, Quadco Bancshares, Inc., Northeast Bancshares, Inc., Principal Mortgage Group and Northstreet Mortgage, Inc. are subject to the provisions of the guidance.

        The goodwill associated with the acquisitions of Principal Mortgage Group and Northstreet Mortgage, Inc. was deemed impaired in 2014, resulting in a goodwill impairment loss of $94,352. The goodwill recorded on the remaining acquisitions amounted to $6,681,784 and is not subject to amortization. Patriot conducted a goodwill impairment test for the year ended December 31, 2014. There were no further reductions of recorded goodwill resulting from the impairment test.

        Other identifiable intangible assets recorded by Patriot Bank represent future benefits associated with the acquisition of core deposits of First State Bank of Honey Grove, Quadco Bancshares, Inc. and Northeast Bancshares, Inc. and are being amortized over 10 years utilizing a method that approximates the expected attrition of the deposits.

Stock Compensation Plans

        Authoritative accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. The guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. The guidance permits entities to use any option-pricing model that meets the fair value objective. Patriot elected to adopt the guidance on January 1, 2006 under the modified prospective method. Patriot did not have any awards outstanding prior to January 1, 2006.

Recently Issued Authoritative Accounting Guidance

        In 2013, the FASB issued authoritative guidance which defines the criteria for determination of whether an entity meets the definition of a public business entity. The definition of a public business entity will be used in considering the scope of new financial guidance that does or does not apply to public business entities. Patriot has determined that it meets the definition of a public business entity and has applied provisions in the authoritative guidance after 2013, as applicable.

        In 2014, the FASB amended its authoritative guidance related to residential real estate to clarify that an in substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendment requires interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The amendment

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 1: Summary of Significant Accounting Policies (Continued)

will be effective for annual and interim reporting periods beginning after December 31, 2014, and is not expected to have a significant impact on Patriot's consolidated financial statements.

        In 2014, the FASB issued a comprehensive new revenue recognition standard that will supersede substantially all existing revenue recognition guidance. The new standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under existing guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The new authoritative guidance will be effective for annual and interim reporting periods ending after December 15, 2016, and is not expected to have a significant impact on Patriot's consolidated financial statements.

        In 2014, the FASB amended its authoritative guidance related to repurchase-to-maturity transactions to require that repurchase-to-maturity transactions be accounted for as secured borrowings consistent with the accounting for other repurchase agreements. In addition, the amendment requires separate accounting for repurchase financings, which entails the transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty. The amendment requires entities to disclose certain information about transfers accounted for as sales in transactions that are economically similar to repurchase agreements. In addition, the amendment requires disclosures related to collateral, remaining contractual tenor and of the potential risks associated with repurchase agreements, securities lending transactions and repurchase-to-maturity transactions. The amendment will be effective for annual and interim reporting periods beginning after December 31, 2014, and is not expected to have a significant impact on Patriot's consolidated financial statements.

        In 2014, the FASB amended its authoritative guidance related to foreclosed home loans with government backed guarantees. The amendment requires lenders to measure the unpaid principal and interest they expect to recover through the loan guarantee. The loan should be removed from the lender's asset total and added to the balance sheet as a new receivable. The amendments will become effective for annual and interim reporting periods ending after December 15, 2014, and is not expected to have a significant impact on Patriot's consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 2: Securities

        The amortized cost and fair value of Patriot's investment securities, with gross unrealized gains and loss, are presented below:

	December 31, 2014
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Debt Securities:
Collateralized mortgage obligations	$92,421,890	$54,478	$(993,381)	$91,482,987
Mortgage-backed securities	216,367,912	218,548	(965,640)	215,620,820
Corporate bonds	3,787,206	—	(4,280)	3,782,926
Municipal bonds	237,261	—	—	237,261

Total securities available for sale	$312,814,269	$273,026	$(1,963,301)	$311,123,994

Held to Maturity
Debt Securities:
Mortgage-backed securities	$1,661,165	$76,598	$—	$1,737,763

Total securities held to maturity	$1,661,165	$76,598	$—	$1,737,763

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Debt Securities:
Collateralized mortgage obligations	$65,428,152	$141,808	$(1,806,047)	$63,763,913
Mortgage-backed securities	290,975,837	207,762	(3,897,413)	287,286,186
Corporate bonds	2,000,000	—	(25,660)	1,974,340

Total securities available for sale	$358,403,989	$349,570	$(5,729,120)	$353,024,439

Held to Maturity
Debt Securities:
Mortgage-backed securities	$2,251,954	$83,449	$—	$2,335,403

Total securities held to maturity	$2,251,954	$83,449	$—	$2,335,403

        For the year ended December 31, 2014, proceeds from the sales of available for sale investment securities totaled $147,323,388, in which Patriot realized gross gains on the sales of these investment securities of $1,446,628. There were no realized gross losses on the sales of these investment securities.

        For the year ended December 31, 2013, proceeds from the sales of available for sale investment securities totaled $38,883,372, in which Patriot realized gross gains on the sales of these investment securities of $644,602. There were no realized gross losses on the sales of these investment securities.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 2: Securities (Continued)

        At December 31, 2014 and 2013, investment securities with a carrying value of $2,520,603 and $14,658,689, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. In 2014, Patriot entered into eight standby letters of credit agreements with the FHLB totaling $28,600,000 to secure deposits of multiple public units. The standby letters of credit mature in March 2015. As of December 31, 2014, $28,600,000 had been pledged to secure public deposits under the standby letters of credit; however, no advances were made under this funding source.

        The amortized cost and fair value of Patriot's investment securities by contractual maturity date at December 31, 2014, are presented below:

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	$—	$—	$—	$—
Due from one to five years	—	—	3,787,206	3,782,926
Due from five to ten years	—	—	1,399,795	1,415,609
Due after ten years	—	—	91,259,356	90,304,639
Mortgage-backed securities	1,661,165	1,737,763	216,367,912	215,620,820

	$1,661,165	$1,737,763	$312,814,269	$311,123,994

        The following table presents, as of December 31, 2014 and 2013, Patriot's investment securities that have been in a continuous unrealized net loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months:

	December 31, 2014
	Less than 12 Months		Over 12 Months
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Collateralized mortgage obligations(12)	$23,272,521	$9,026	$27,315,225	$984,355
Mortgage-backed securities(42)	85,005,516	271,397	65,521,967	694,243
Corporate bonds(1)	1,995,720	4,280	—	—

Total	$110,273,757	$284,703	$92,837,192	$1,678,598

	December 31, 2013
	Less than 12 Months		Over 12 Months
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Collateralized mortgage obligations(12)	$38,880,812	$1,102,376	$12,536,715	$703,671
Mortgage-backed securities(59)	185,384,318	3,159,194	37,376,009	738,219
Corporate bonds(1)	—	—	1,974,340	25,660

Total	$224,265,130	$4,261,570	$51,887,064	$1,467,550

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 2: Securities (Continued)

Collateralized mortgage obligations

        The unrealized losses on Patriot's investment in collateralized mortgage obligations were caused by interest rate fluctuations. It is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at December 31, 2014 and 2013.

Mortgage-backed securities

        The unrealized losses on Patriot's investment in mortgage-backed securities were caused by interest rate fluctuations. The contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at December 31, 2014 and 2013.

Corporate bonds

        The unrealized losses on Patriot's investment in corporate bonds were caused by interest rate fluctuations. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at December 31, 2014 and 2013.

Other-than-temporary impairment

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) evaluation by Patriot of (a) its intent to sell a debt security prior to recovery and (b) whether it is more likely than not Patriot will have to sell the debt security prior to recovery. As of December 31, 2014 and 2013, no investment securities were other-than-temporarily impaired.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans

        The following table summarizes Patriot's loan portfolio by loan type (in thousands):

	December 31,
	2014		2013
Commercial and industrial	$321,837	34.0%	$266,079	32.3%
Real estate:
Construction and land development	132,664	14.0	115,554	14.0
1 - 4 family residential mortgage	59,099	6.2	68,925	8.4
Multifamily residential	36,046	3.8	26,237	3.2
Commercial mortgage	389,459	41.1	341,188	41.4
Consumer and other	7,950	0.9	5,972	0.7

Total loans	947,055	100.0%	823,955	100.0%

Less:Allowance for loan losses	(11,112)		(14,303)

Loans, net	$935,943		$809,652

        Year-end nonaccrual loans, segregated by class of loans, were as follows (in thousands):

	December 31,
	2014	2013
Commercial and industrial	$2,467	$2,112
Real estate:
Construction and land development	2,459	2,006
1 - 4 family residential mortgage	309	4,356
Multifamily residential	—	10,132
Commercial mortgage	576	2,262
Consumer and other	33	104

Total nonaccrual loans	$5,844	$20,972

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

        An age analysis of past due loans (including both accruing and nonaccruing loans), segregated by class of loans, as of December 31, 2014 and 2013, follows (in thousands):

	Loans 30 - 89 Days Past Due	Loans 90 Days or More Past Due	Current Nonaccrual Loans	Total Loans Past Due and Nonaccrual	Current Loans	Total Loans	Accruing Loans 90 Days or More Past Due
December 31, 2014
Commercial and industrial	$13	$1,873	$594	$2,480	$319,357	$321,837	$—
Real estate:
Construction and land development	1,475	2,459	—	3,934	128,730	132,664	—
1 - 4 family residential mortgage	541	228	81	850	58,249	59,099	—
Multifamily residential	—	—	—	—	36,046	36,046	—
Commercial mortgage	67	576	—	643	388,816	389,459	—
Consumer and other	—	33	—	33	7,917	7,950	—

Total	$2,096	$5,169	$675	$7,940	$939,115	$947,055	$—

December 31, 2013
Commercial and industrial	$3,029	$935	$—	$3,964	$262,115	$266,079	$—
Real estate:
Construction and land development	—	—	2,005	2,005	113,549	115,554	—
1 - 4 family residential mortgage	204	—	4,356	4,560	64,365	68,925	—
Multifamily residential	—	947	9,184	10,131	16,106	26,237	—
Commercial mortgage	—	1,568	694	2,262	338,926	341,188	—
Consumer and other	37	107	—	144	5,828	5,972	2

Total	$3.270	$3,557	$16,239	$23,066	$800,889	$823,955	$2

        Impaired Loans.    Loans are considered impaired when, based on current information and events, it is probable Patriot will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. No interest income was recognized on a cash basis on impaired loans during the year ended December 31, 2014. Interest income of $888,890 was recognized on cash basis on impaired loans during the year ended December 31, 2013,

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

        Year-end impaired loans as of December 31, 2014 and 2013 are set forth in the following table (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
2014
Commercial and industrial	$4,404	$3,641	$—	$3,641	$—	$5,967	$135
Real estate:
Construction and land development	2,459	2,459	—	2,459	—	4,508	24
1 - 4 family residential mortgage	—	—	—	—	—	2,748	—
Multifamily residential	—	—	—	—	—	7,615	—
Commercial mortgage	770	667	—	667	—	4,080	7
Consumer and other	—	—	—	—	—	—	—

	$7,633	$6,767	$—	$6,767	$—	$24,918	$166

2013
Commercial and industrial	$8,922	$5,979	$1,049	$7,028	$516	$6,814	$271
Real estate:
Construction and land development	4,565	3,997	—	3,997	—	4,892	437
1 - 4 family residential mortgage	4,497	4,356	—	4,356	—	3,837	—
Multifamily residential	10,708	948	9,184	10,132	1,278	10,148	—
Commercial mortgage	2,234	669	1,426	2,095	215	4,438	624
Consumer and other	—	—	—	—	—	—	—

	$30,926	$15,949	$11,659	$27,608	$2,009	$30,129	$1,332

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

        Troubled Debt Restructurings.    The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Troubled debt restructurings during 2014 and 2013 are set forth in the following table (in thousands):

	2014		2013
	Balance at Restructuring	Balance at Year-end	Balance at Restructuring	Balance at Year-end
Commercial and industrial	$872	$688	$—	$—
Real estate:
Construction and land development	—	—	2,687	2,005
1 - 4 family residential mortgage	—	—	4,400	4,356
Multifamily residential	—	—	10,333	10,132
Commercial mortgage	48	48	48	33
Consumer and other	—	—	—	—

Total troubled debt restructured loans	$920	$736	$17,468	$16,526

        Troubled debt restructurings during 2014 and 2013 that subsequently defaulted are set forth in the following table (in thousands):

	2014		2013
	Number	Recorded Investment	Number	Recorded Investment
Commercial and industrial	1	$688	—	$—
Real estate:
Construction and land development	—	—	—	—
1 - 4 family residential mortgage	1	4,077	—	—
Multifamily residential	—	—	—	—
Commercial mortgage	—	—	—	—
Consumer and other	—	—	—	—

        Patriot has no commitments to loan additional funds to the borrowers whose loans have been modified. Authoritative guidance requires disclosure of these loans as impaired even though they are current in terms of principal and/or interest payments.

        Credit Quality Indicators.    As part of the on-going monitoring of the credit quality of Patriot's loan portfolio, Patriot's management tracks certain credit quality indicators including trends related to (i) the level of classified loans, (ii) the delinquency status of loans, (iii) net charge-offs, (iv) non-performing loans, (v) loan concentrations, and (vi) general economic conditions.

        The loan review process involves the grading of each loan by its respective loan officer. Depending on the grade, a loan will be aggregated with other loans of similar grade and a loss factor is applied to the total loans in each group to establish the required level of allowance for loan losses. Patriot utilizes

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

a risk grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 10. A description of the general characteristics of the 10 risk grades is as follows:

  Grades 1 and 2—These grades include loans of the highest standards of credit quality with virtually no risk of loss. These borrowers would represent top rated companies and individuals with unquestionable financial standing with excellent global cash flow coverage, net worth, liquidity and collateral coverage and/or secured by certificates of deposit/savings accounts.

  Grade 3—This grade include loans to borrowers of solid credit quality with moderate risk. Borrowers in this grade are differentiated from higher grades on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area.

  Grade 4—This grade includes loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Grade 3 in terms of size, secondary sources of repayment, or they are of lesser stature in other key credit metrics in that they may have higher leverage and less liquidity.

  Grade 5—This grade includes loans to borrowers of minimum acceptable risk. Borrowers in this category have the capacity to perform according to terms, however elements of uncertainty exist.

  Grade 6—This grade is for Special Mention (OAEM) in accordance with regulatory guidelines. This grade includes loans to borrowers whose credit quality has potential weaknesses and/or declining trends that, if not corrected, may result in deterioration of the repayment prospects at some future date.

  Grade 7—This grade includes Substandard loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment, or an event outside of the normal course of business.

  Grade 8—This grade includes Substandard loans, in accordance with regulatory guidelines, for which the accrual of interest has been stopped. This grade includes loans where a well-defined weakness indicates that is probable that not all principal and interest will be collected. These loans are deemed "impaired" and are individually reviewed for a specific reserve.

  Grade 9—This grade includes Doubtful loans in accordance with regulatory guidelines. These loans have all the characteristics of a substandard loan with the added weakness that payment or liquidation in full is highly questionable and improbable. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Additionally, these loans are deemed "impaired" and are individually reviewed for a specific reserve.

  Grade 10—This grade includes Loss loans in accordance with regulatory guidelines. Such loans are charged-off when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined, therefore loans within this category carry no reportable balance. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

        The following table presents loans by risk grade by class as of December 31, 2014 and 2013 (in thousands):

	Pass	Special Mention	Substandard	Non- Performing	Doubtful	Total
2014
Commercial and industrial	$310,958	—	$8,412	$2,467	$—	$321,837
Real estate:
Construction and land development	126,544	—	3,661	2,459	—	132,664
1 - 4 family residential mortgage	58,741	—	49	309	—	59,099
Multifamily residential	36,046	—	—	—	—	36,046
Commercial mortgage	386,399	2,372	112	576	—	389,459
Consumer and other	7,917	—	—	33	—	7,950

Total	$926,605	$2,372	$12,234	$5,844	$—	$947,055

2013
Commercial and industrial	$240,283	$17,250	$6,434	$2,112	$—	$266,079
Real estate:
Construction and land development	107,864	—	5,684	2,006	—	115,554
1 - 4 family residential mortgage	64,489	—	80	4,356	—	68,925
Multifamily residential	15,852	—	253	10,132	—	26,237
Commercial mortgage	332,823	—	6,103	2,262	—	341,188
Consumer and other	5,865	—	3	104	—	5,972

Total	$767,176	$17,250	$18,557	$20,972	$—	$823,955

        The allowance for loan losses is a valuation established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in Patriot's loan portfolio. The amount of the allowance for loan losses is affected by the following: (i) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (ii) recoveries on loans previously charged-off that increase the allowance and (iii) provisions for loan losses charged to earnings that increase the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, Patriot's management presents a quarterly review of the allowance for loan losses to the Patriot board, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance.

        In setting the specific valuation allowance, Patriot follows a review program to evaluate the credit risk in the loan portfolio. Through this review process, Patriot maintains an internal list of classified loans which helps Patriot's management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For each impaired loan, Patriot allocates a specific loan loss reserve primarily based on the value of the collateral securing the

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

impaired loan in accordance with ASC Topic 310. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

        Historical valuation allowances are calculated based on the historical gross loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. Patriot calculates historical gross loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical gross loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical gross loss ratio and the total dollar amount of the loans in the pool. Patriot's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

        The general valuation factor is based upon a more qualitative analysis of risk. On a quarterly basis, survey participants rate the degree of various risks utilizing a numeric scale that translates to varying grades of high, moderate or low levels of risk. The results are then input into a risk-weighting matrix to determine an appropriate environmental risk adjustment factor.

        The various risks that may be considered in the determination of the environmental risk adjustment factor include, among other things, (i) the experience, ability, and effectiveness of Patriot Bank's lending management and staff; (ii) the effectiveness of Patriot's loan policies, procedures, and internal controls; (iii) changes in asset quality; (iv) the impact of legislative and governmental influences affecting industry sectors; (v) the effectiveness of the internal loan review function; (vi) credit concentrations; (vii) changes in volume of loans; (viii) changes in the underlying collateral values; and (ix) the impact of national and local economic trends and industry conditions. Based on a review of these factors, Patriot applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve allocated to it. Patriot uses this information to establish the amount of the general valuation allowance.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

        The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2014 and 2013 (in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial and Industrial	Construction and Land Development	1 - 4 Family Residential	Multi-Family Residential	Commercial Mortgage	Consumer and Other	Unallocated	Total
2014
Beginning balance	$5,402	$2,065	$773	$1,532	$3,287	$73	$1,171	$14,303
Provision (reversal)	(560)	(448)	(315)	1,403	(552)	98	(876)	(1,250)
Charge-offs	(435)	(361)	—	(1,664)	—	(82)	—	(2,542)
Recoveries	175	125	22	31	225	23	—	601

Net charge-offs	(260)	(236)	22	(1,633)	225	(59)	—	(1,941)

Ending balance	$4,582	$1,381	$480	$1,302	$2,960	$112	$295	$11,112

Period-end amount allocated to:
Loans individually evaluated for impairment	$—	$—	$—	$—	$—	$—	$—	$—
Loans collectively evaluated for impairment	4,582	1,381	480	1,302	2,960	112	295	11,112

	$4,582	$1,381	$480	$1,302	$2,960	$112	$295	$11,112

2013
Beginning balance	$5,072	$2,725	$1,639	$139	$3,684	$98	$1,868	$15,225
Provision	2,627	(1,570)	(1,135)	1,811	(653)	(33)	(697)	350
Charge-offs	(2,483)	(243)	(222)	(418)	—	(46)	—	(3,412)
Recoveries	186	1,153	491	—	256	54	—	2,140

Net charge-offs	(2,297)	910	269	(418)	256	8	—	(1,272)

Ending balance	$5,402	$2,065	$773	$1,532	$3,287	$73	$1,171	$14,303

Period-end amount allocated to:
Loans individually evaluated for impairment	$516	—	—	$1,278	$215	$—	$—	$2,009
Loans collectively evaluated for impairment	4,886	2,065	773	254	3,072	73	1,171	12,294

	$5,402	$2,065	$773	$1,532	$3,287	$73	$1,171	$14,303

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 3: Loans (Continued)

        Patriot's recorded investment in loans as of December 31, 2014 and 2013 related to each balance in the allowance for loan losses by portfolio segment and disaggregated on the basis of Patriot's impairment methodology was as follows (in thousands):

	Commercial and Industrial	Construction and Land Development	1 - 4 Family Residential	Multifamily Residential	Commercial Mortgage	Consumer and Other	Unallocated	Total
2014
Loans individually evaluated for impairment	$3,641	$2,459	$—	$—	$667	$—	$—	$6,767
Loans collectively evaluated for impairment	318,196	130,205	59,099	36,046	388,792	7,950	—	940,288

	$321,837	$132,664	$59,099	$36,046	$389,459	$7,950	$—	$947,055

2013
Loans individually evaluated for impairment	$7,028	$3,997	$4,356	$10,132	$2,095	$—	$—	$27,608
Loans collectively evaluated for impairment	259,051	111,557	64,569	16,105	339,093	5,972	—	796,347

	$266,079	$115,554	$68,925	$26,237	$341,188	$5,972	$—	$823,955

NOTE 4: Premises and Equipment

        A summary of the cost and accumulated depreciation of premises and equipment is presented below:

	December 31,
	2014	2013
Bank building and premises	$554,359	$554,359
Leasehold improvements	2,818,875	3,069,186
Furniture and equipment	6,539,722	7,502,494

	9,912,956	11,126,039
Accumulated depreciation	(6,267,067)	(6,679,330)

	$3,645,889	$4,446,709

        Depreciation expense for the years ended December 31, 2014 and 2013 was $1,198,701 and $1,265,868, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 5: Lease Commitments

        Patriot operates several of its locations in leased facilities, with primary lease terms ranging from 18 months to ten years. The following is a schedule of future minimum lease commitments for non-cancelable leases in effect at December 31, 2014:

Lease commitments
2015	$1,698,386
2016	1,068,921
2017	470,798
2018	273,902
2019	72,512
Thereafter	683,192

Total minimum rental payments	4,267,711
Minimum sublease rentals	(462,216)

Net minimum rental payments	$3,805,495

        Total rental expense under operating leases for the years ended December 31, 2014 and 2013 was $2,271,908 and $2,253,171, respectively.

NOTE 6: Deposits

        The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2014 and 2013 was $406,645,450 and $311,338,271, respectively.

        At December 31, 2014, the scheduled maturities of time deposits were as follows:

2015	$386,227,946
2016	201,258,904
2017	64,800,586
2018	15,225,378
2019	36,949,315
Thereafter	—

$704,462,129

NOTE 7: Income Taxes

        The allocation of income taxes between current and deferred portions is as follows:

	2014	2013
Current federal income tax	$3,405,867	$2,802,518
Current state income tax	7,000	31,280
Deferred income tax	648,940	637,829

Total provision for income taxes	$4,061,807	$3,471,627

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 7: Income Taxes (Continued)

        Income tax provision, as a percentage of pretax earnings, differs from the statutory federal income tax rate for the years ended December 31, 2014 and 2013 as follows:

	2014		2013
Income before provision for income taxes	$11,966,407		$10,230,259
Provision for income taxes at statutory rate	$4,068,578	34.0%	$3,478,288	34.0%
State income tax	7,000	0.1	33,600	0.3
Nontaxable earnings	(40,779)	(0.3)	(30,691)	(0.3)
Nondeductible expenses	60,862	0.5	21,120	0.2
Other	(33,854)	(0.4)	(30,691)	(0.3)

Provision for income taxes	$4,061,807	33.9%	$3,471,627	33.9%

        The components of the net deferred tax asset are as follows:

	December 31,
	2014	2013
Deferred tax assets:
Loans	$4,036,023	$5,148,678
Other real estate owned	1,071,581	1,117,991
Unrealized loss on securities available for sale	591,597	1,882,843
Deferred compensation arrangements	690,625	759,549
Undesignated derivative instrument	7,444	—

	6,397,270	8,909,061

Deferred tax liabilities:
Premises and equipment	446,708	583,864
Intangible assets	73,250	125,232
Undesignated derivative instrument	—	145,798
Other	47,637	284,306

	567,595	1,139,200

Net deferred tax asset	$5,829,675	$7,769,861

NOTE 8: Off-Balance-Sheet Activities—Credit-Related Financial Instruments

        Patriot is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Patriot's exposure to credit loss is represented by the contractual amount of these commitments. Patriot follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 8: Off-Balance-Sheet Activities—Credit-Related Financial Instruments (Continued)

        At December 31, 2014 and 2013, the following financial instruments were outstanding whose contractual amounts represent credit risk:

	Unused Contractual Amount
	2014	2013
Commitments to extend credit	$304,709,000	$65,270,000
Standby letters of credit	4,765,000	1,783,000

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by Patriot, is based on Patriot's management's credit evaluation of the customer.

        Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which Patriot is committed.

        Standby letters of credit are conditional commitments issued by Patriot to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Patriot generally holds collateral supporting those letters of credit if deemed necessary.

        Patriot has no other off-balance-sheet arrangements or transactions with unconsolidated, special purpose entities that would expose Patriot to liability that is not reflected on the face of the financial statements.

NOTE 9: Legal Matters

        Various legal claims also arise from time to time in the normal course of business which, in the opinion of Patriot's management, will have no material effect on Patriot's consolidated financial statements.

NOTE 10: Regulatory Matters

        Patriot Bank's Consent Order with the FDIC and the Texas Department of Banking, its primary banking regulators, became effective on May 13, 2011. The Consent Order imposed no fines or penalties on Patriot Bank. The Consent Order was terminated on December 30, 2013.

        On November 17, 2011, Patriot entered into a Written Agreement with the Dallas Federal Reserve and the Texas Department of Banking. Pursuant to the Written Agreement, Patriot has agreed not to declare or pay any dividends without the prior written approval of the Dallas Federal Reserve, the

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 10: Regulatory Matters (Continued)

Director of the Division of Banking Supervision and Regulation of the Federal Reserve Board, and the Commissioner of the Texas Department of Banking, and not to take any dividends or other form of payment from Patriot Bank that represents a reduction in its capital without the prior written approval of those regulators. In addition, Patriot was asked to develop, implement, and submit a written plan to maintain sufficient capital at Patriot on a consolidated basis. This plan was submitted to the regulators on January 13, 2012. The Written Agreement will remain in effect and enforceable until it is stayed, modified, terminated, or suspended by the Dallas Federal Reserve and the Texas Department of Banking.

NOTE 11: Restrictions on Dividends

        Patriot and Patriot Bank are subject to regulatory and contractual restrictions on the payment of dividends. The Written Agreement requires the prior written consent of the Dallas Federal Reserve, the Director of Banking Supervision and Regulation of the Federal Reserve Board, and the Commissioner of the Texas Department of Banking in order for Patriot to declare or pay any dividend, make any payment of interest on Patriot's junior subordinated debentures, or receive any dividend from Patriot Bank representing a reduction of Patriot Bank's capital.

        In issuing the Senior Preferred Stock to the Treasury Department pursuant to the Capital Purchase Program, Patriot agreed to the following dividend restrictions:

  Prior to the Earlier of the Third Anniversary of the Closing Date (December 19, 2011), Full Redemption of the Senior Preferred Stock, or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than (i) regular quarterly cash dividends on Patriot common stock not to exceed the amount of the last quarterly cash dividend per share declared on the Patriot common stock, (ii) dividends payable solely in shares of Patriot common stock, or (iii) regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

  Following the Third Anniversary of the Closing Date (December 19, 2011) and Prior to the Tenth Anniversary of the Closing Date (December 19, 2018), Full Redemption of the Senior Preferred Stock or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than (i) cash dividends on Patriot common stock not to exceed an amount equal to 103% of the aggregate per share dividends on Patriot common stock for the immediately prior fiscal year, or (ii) regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

  Following the Tenth Anniversary of the Closing Date (December 19, 2018) and Prior to Full Redemption of the Senior Preferred Stock or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

        In addition, as long as any of the Senior Preferred Stock remains outstanding (whether held by the Treasury Department or a third party), Patriot may pay dividends to holders of most series of Patriot's

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 11: Restrictions on Dividends (Continued)

other Preferred Stock or Patriot common stock only when all accrued dividends on the Senior Preferred Stock have been paid in full.

        Further, as of December 31, 2014, Patriot had an aggregate of $22,166,000 of junior subordinated debentures held by two statutory business trusts that it controls. Pursuant to the terms of the junior subordinated debentures, Patriot has the option to defer interest payments on the debentures at any time, for a period not to exceed twenty consecutive quarters. Patriot has not paid dividends on the Senior Preferred Stock since the fourth quarter of 2010. The accumulated and unpaid dividends on the Senior Preferred Stock (together with interest owing on such unpaid dividends) was $7,638,943 as of December 31, 2014. Patriot must also fully pay all accrued and unpaid dividends on the Senior Preferred Stock before it may pay dividends on most series of Patriot's other Preferred Stock or Patriot common stock.

NOTE 12: Regulatory Capital

        Patriot (on a consolidated basis) and Patriot Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Patriot's and Patriot Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patriot and Patriot Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Quantitative measures established by regulation to ensure capital adequacy require Patriot and Patriot Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2014 and 2013, that Patriot and Patriot Bank met all capital adequacy requirements to which they are subject.

        Beginning January 1, 2015, community banking organizations became subject to a new regulatory rule recently adopted by federal banking agencies (commonly referred to as Basel III). The new rule establishes a new regulatory capital framework that incorporates revisions to the Basel capital framework, strengthens the definition of regulatory capital, increases risk-based capital requirements, and amends the methodologies for determining risk-weighted assets. These changes are expected to increase the amount of capital required by community banking organizations. Basel III includes a multiyear transition period from January 1, 2015 through December 31, 2019.

        Management believes that, as of December 31, 2014, Patriot and Patriot Bank would meet all capital adequacy requirements under the Basel III Capital rules on a fully phased-in basis as if such requirements were currently in effect; however, final rules are subject to regulatory discretion and could result in the need for additional capital levels in the future.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 12: Regulatory Capital (Continued)

        As of December 31, 2014 and 2013, Patriot Bank is considered "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Patriot Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events that Patriot's management believes have changed Patriot Bank's category.

        Patriot's and Patriot Bank's capital amounts and ratios as of December 31, 2014 and 2013 are presented below (dollars in thousands). At December 31, 2014 and 2013, the required amounts shown are the level to be well capitalized.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
December 31, 2014
Total Capital to Risk Weighted Assets
Consolidated	$147,995	12.9%	$91,908	8.0%	$	N/A	N/A	%
Bank	150,559	13.1	91,841	8.0		114,801	10.0
Tier I Capital to Risk Weighted Assets
Consolidated	136,883	11.9	45,954	4.0		N/A	N/A
Bank	139,447	12.2	45,920	4.0		68,881	6.0
Tier I Capital to Average Total Assets
Consolidated	136,883	9.9	55,398	4.0		N/A	N/A
Bank	139,447	10.1	55,182	4.0		68,978	5.0
December 31, 2013
Total Capital to Risk Weighted Assets
Consolidated	$140,800	15.4%	$73,399	8.0%	$	N/A	N/A	%
Bank	143,183	15.6	73,333	8.0		91,666	10.0
Tier I Capital to Risk Weighted Assets
Consolidated	129,306	14.1	36,699	4.0		N/A	N/A
Bank	131,689	14.4	36,666	4.0		55,000	6.0
Tier I Capital to Average Total Assets
Consolidated	129,306	10.4	49,551	4.0		N/A	N/A
Bank	131,689	10.6	49,551	4.0		61,939	5.0

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 13: Related Party Transactions

        In the ordinary course of business, Patriot has granted loans to principal officers and directors and their affiliates.

	Year Ended December 31,
	2014	2013
Balance outstanding at January 1	$56,534,597	$47,802,255
Principal additions	5,130,498	19,504,384
Principal reductions	(5,377,390)	(10,772,042)

Balance outstanding at December 31	$56,287,705	$56,534,597

        Deposits from related parties held by Patriot at December 31, 2014 and 2013 totaled $7,628,931 and $6,708,092, respectively.

NOTE 14: Alternative Funding Sources

        Patriot has a blanket borrowing agreement with the FHLB to fund advances. The agreement provides for certain loans and securities to be pledged as collateral for advances. As of December 31, 2014 and 2013, Patriot had $138,750,000 and $80,000,000, respectively, in advances outstanding under this agreement.

        Patriot has a line of credit with a correspondent bank totaling $10,000,000 at a variable interest rate quoted on the day any advances are drawn. The terms provide that on or before the day funds are requested, each funding must be secured 110% with U.S. government or agency securities, to be held at the correspondent bank. The agreement matures September 30, 2015 and may be renewed for additional one year terms. As of December 31, 2014 and 2013, no advances were made under this agreement.

        During the first quarter of 2012, Patriot Bank received initial approval of a $10,000,000 repurchase line. This line was increased to $20,000,000 in September 2013. The line is available subject to the issuer's repurchase policy and the agreement executed between Patriot Bank and the issuer. The line is conditional as to not violate any regulatory policy and can be increased or terminated upon review by the issuer. As of December 31, 2014 and 2013, no advances were made under this agreement.

        In addition, Patriot has a perpetual Federal Funds line of credit with a third correspondent bank. The terms provide for a maximum amount of $10,000,000 with interest rate quoted on the date(s) of the advance(s) and termination rights held by the correspondent bank. Termination can be made by the correspondent bank with or without notice to Patriot. As of December 31, 2014 and 2013, no advances were made under this agreement.

        In addition, Patriot has a discretionary uncommitted Federal Funds line of credit with a fourth correspondent bank. The terms provide for a maximum amount of $10,000,000 with interest rate quoted on the date(s) of the advance(s). The decision to grant any loan under this agreement shall be at the correspondent bank's sole and complete discretion. The terms provide that each funding must be secured 100% with U.S. government or agency securities or 120% with municipal obligations of state or local governments and corporate obligations. As of December 31, 2014 and 2013, no advances were made under this agreement.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 15: Employee Benefit Plans

Stock Option Plan

        Under Patriot's Employee Stock Option Plan, Patriot may grant options to purchase Patriot common stock to its directors, officers and employees for up to 6,950,000 shares of Patriot common stock. These stock option grants are primarily incentive-based in order to attract and retain qualified and highly productive employees. The exercise price of each stock option is determined on the date of the grant. Patriot's stock option agreements are for a maximum term of ten years. The options vest over a period of three years following the date of the grant. Effective January 1, 2006, Patriot adopted authoritative accounting guidance which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued. For the years ended December 31, 2014 and 2013, Patriot recognized $79,068 and $27,745, respectively, in compensation expense for stock options, which is included as a part of salaries and employee benefits on the statement of income. As of December 31, 2014, the remaining compensation expense to be recognized for outstanding stock options was $556,481. This compensation expense is to be fully recognized by the year ended December 31, 2019.

        The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2014	2013
Dividend yield	—	—
Expected life	10 years	10 years
Expected volatility	5.0%	5.0%
Risk-free interest rate	1.7%	1.5%

        The dividend yield assumption is based on Patriot's history and expectation of dividend payouts. The expected life is based on the ten year term or the historical exercise experience. The expected volatility is based on Patriot's historical volatility of Patriot common stock. The risk-free interest rates for periods within the contractual life of the awards are based on the Treasury Department yield curve in effect at the time of the grant.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 15: Employee Benefit Plans (Continued)

        An analysis of stock option activity is presented below:

	Year Ended December 31,
	2014		2013
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,146,288	$1.19	2,534,163	$1.28
Granted	3,565,000	1.19	850,000	1.05
Exercised	—	—	—	—
Forfeited	(25,000)	0.97	(17,001)	1.10
Cancelled	(342,623)	1.41	(220,874)	1.45

Outstanding, end of year	6,343,665	$1.18	3,146,288	$1.19

Exercisable, end of year	2,341,999	$1.19	2,089,619	$1.27

        The following table summarizes information concerning outstanding and vested stock options as of December 31, 2014:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life
Range of Exercise Prices	Shares		Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.00 - $1.00	396,165	3.7 years	$0.89	322,832	$0.88
$1.01 - $1.50	5,611,500	8.2 years	1.18	1,683,167	1.17
$1.51 - $1.65	336,000	3.3 years	1.57	336,000	1.57

	6,343,665	7.7 years	$1.18	2,341,999	$1.19

	Number of Shares	Weighted Average Grant Date Value
Non-vested options, January 1, 2014	1,056,669	$0.16
Granted	3,565,000	0.16
Vested	(595,003)	0.16
Forfeited	(25,000)	0.12

Non-vested options, December 31, 2014	4,001,666	$0.16

Restricted Stock Plans

        Patriot has entered into various restricted stock award agreements that grant restricted stock to its directors, officers and employees. Under the terms of the plans, Patriot may award up to 6,350,000 shares to the plan participants. All shares issued under the plans are subject to a restriction period whereby the shares cannot be sold, assigned, transferred, pledged or otherwise encumbered for a period

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 15: Employee Benefit Plans (Continued)

of 5 years. This restriction period may be adjusted at any time at the discretion of the Patriot board. Any participant that terminates employment or ceases services for Patriot prior to the end of the restriction period will forfeit all restricted shares subject to the plan.

        As of December 31, 2014, a cumulative total of 6,294,600 restricted shares had been granted under the plan and were outstanding. Restricted shares granted under this plan during the years ended December 31, 2014 and 2013 were 472,500 and 540,000, respectively. The restricted shares were valued as of the date of the award by an external firm, Southard Financial, that accounted for the terms of the plans such as the restriction period, conditions of ownership and the liquidity of the Patriot common stock. The total compensation cost of $3,867,844 is being recognized over the 5 year service period of the plan. Compensation expense of $452,152 and $321,878 was recognized during the years ended December 31, 2014 and 2013, respectively, and is included as a part of salaries and employee benefits in the statement of income. As of December 31, 2014, the remaining compensation expense to be recognized for outstanding awards was $565,393 which is to be fully recognized by the year ended December 31, 2019.

401(k) Plan

        Effective January 19, 2005, Patriot Bank adopted the Patriot 401(k) Plan. Employees are eligible to participate when they have attained the age of 21 and completed 60 days of service. Employees may elect to have a portion, subject to annual IRS dollar limits, of their compensation contributed to the Patriot 401(k) Plan on a pre-tax basis. At the direction of the Patriot board, Patriot may match a percentage of employee contributions and/or make an additional discretionary contribution to be allocated to participants relative to compensation. Patriot made contributions of $250,000 and $322,570 to the Patriot 401(k) Plan during the years ended December 31, 2014 and 2013, respectively. The Patriot 401(k) Plan expenses of approximately $4,391 and $4,714 were paid by Patriot during 2014 and 2013, respectively.

NOTE 16: Fair Value Measurements

        Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        Authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 16: Fair Value Measurements (Continued)

flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

        Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

        Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

        Level 3 Inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

        A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While Patriot's management believes Patriot's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        Securities available for sale—Securities classified as available for sale are reported at fair value utilizing Level 1 and Level 2 inputs. For these securities, Patriot obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the Treasury Department yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 16: Fair Value Measurements (Continued)

        Loans held for sale—Loans held for sale are carried at fair value and are classified within Level 2 of the valuation hierarchy. The inputs for valuation of these assets are based on the anticipated sales price of these loans as the loans are usually sold within a few weeks of their origination.

        Impaired loans—Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Cash balances held as collateral on impaired loans are reported utilizing Level 1 inputs. Collateral values are estimated using Level 2 inputs based on internally customized discounting criteria. Impaired loans that are not collateral dependent are valued using Level 3 inputs.

        Derivative financial instruments—Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. These instruments are valued using Level 2 inputs utilizing valuation models that consider: (a) time value, (b) volatility factors, and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Patriot utilizes counterparties' valuations to assess the reasonableness of its prices and valuation techniques.

        Foreclosed assets—Foreclosed real estate held for sale is reported at fair value less estimated costs to dispose of the property using Level 2 inputs. The fair values are determined by real estate appraisals using valuation techniques consistent with the market approach using recent sales of comparable properties. In cases where such inputs are unobservable, the balance is reflected within the Level 3 hierarchy.

        The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2014 and 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Investment securities available for sale:
Collateralized mortgage obligations	$—	$91,482,987	$—	$91,482,987
Mortgage-backed securities	—	215,620,820	—	215,620,820
Corporate bonds	—	3,782,926	—	3,782,926
Municipal bonds	—	237,261	—	237,261
Loans held for sale	—	10,668,364	—	10,668,364
Derivative assets (interest rate swaps and caps)	—	1,280,421	—	1,280,421
Foreign exchange contract	—	437,555	—	437,555

Total financial assets	$—	$323,510,334	$—	$323,510,334

Financial liabilities:
Derivative assets (interest rate swaps and caps)	$—	$1,280,421	$—	$1,280,421
Derivative liabilities (forward sales on loans held for sale)	—	21,895	—	21,895
Foreign exchange contract	—	437,555	—	437,555

Total financial liabilities	$—	$1,739,871	$—	$1,739,871

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 16: Fair Value Measurements (Continued)

	December 31, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Investment securities available for sale:
Collateralized mortgage obligations	$—	$63,763,913	$—	$63,763,913
Mortgage-backed securities	—	287,286,186	—	287,286,186
Corporate bonds	—	1,974,340	—	1,974,340
Loans held for sale	—	23,986,864	—	23,986,864
Derivative assets (interest rate lock commitments)	—	216,100	—	216,100
Derivative assets (forward sales on loans held for sale)	—	188,759	—	188,759
Derivative assets (interest rate swaps and caps)	—	687,182	—	687,182

Total financial assets	$—	$378,103,344	$—	$378,103,344

Financial liabilities:
Derivative assets (interest rate swaps and caps)	$—	$687,182	$—	$687,182

Total financial liabilities	$—	$687,182	$—	$687,182

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table summarizes financial assets and financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2014 and 2013, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Impaired loans	$1,453,407	$3,126,253	$2,187,165	$6,766,825
Nonfinancial assets:
Foreclosed assets	—	19,415,635	—	19,415,635

	December 31, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Impaired loans	$—	$20,485,989	$5,112,617	$25,598,606
Nonfinancial assets:
Foreclosed assets	—	25,790,548	—	25,790,548

        During the year ended December 31, 2014, certain impaired loans were remeasured and reported at fair value based upon the fair value of the underlying collateral. Impaired loans with a carrying value of $6,766,825 did not require specific reserves as collateral valuation utilizing Level 1, Level 2 and

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 16: Fair Value Measurements (Continued)

Level 3 valuation inputs were deemed sufficient. During the year ended December 31, 2013, certain impaired loans were remeasured and reported at fair value based upon the fair value of the underlying collateral. Impaired loans with a carrying value of $27,607,885 were reduced by a specific valuation allowance of $2,009,279 as collateral valuations utilizing Level 2 and Level 3 valuation inputs were deemed insufficient.

        The following table represents Patriot's Level 3 financial assets, the valuation techniques used to measure the fair value of those financial assets, and the significant unobservable inputs and the ranges of values for those inputs:

	Fair Value at December 31, 2014	Principal Valuation Technique	Unobservable Inputs	Significant Input Values
Impaired loans	$2,187,165	Appraisal of collateral	Appraisal adjustment	0 - 50%

	Fair Value at December 31, 2013	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Impaired loans	$5,112,617	Appraisal of collateral	Appraisal adjustment	0 - 50%

        Those financial instruments not subject to the implementation of this guidance are required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The following table summarizes the fair market values of all financial instruments of Patriot at December 31, 2014 and 2013, followed by methods and assumptions that were used by Patriot in estimating the fair value of the classes of financial instruments.

        The estimated fair value amounts of financial instruments have been determined by Patriot using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Patriot could realize in a current market

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 16: Fair Value Measurements (Continued)

exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2014
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$6,817,971	$—	$—	$6,817,971	$6,817,971
Interest bearing deposits in banks	58,102,333	—	—	58,102,333	58,102,333
Securities held to maturity	—	1,737,763	—	1,737,763	1,661,165
Restricted investments carried at cost	—	—	6,370,365	6,370,365	6,370,365
Loans receivable, net	—	—	928,844,814	928,844,814	929,176,147
Accrued interest receivable	—	2,724,909	—	2,724,909	2,724,909
Cash surrender value of life insurance	—	24,571,139	—	24,571,139	24,571,139
Financial liabilities:
Deposits	151,438,836	961,180,248	—	1,112,619,084	1,110,407,257
Advances from FHLB	—	138,785,000	—	138,785,000	138,750,000
Subordinated debentures	—	22,166,000	—	22,166,000	22,166,000
Accrued interest payable	—	1,963,391	—	1,963,391	1,963,391
Accrued dividends payable	—	6,778,705	—	6,778,705	6,778,705

	December 31, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$7,858,429	$—	$—	$7,858,429	$7,858,429
Interest bearing deposits in banks	17,753,701	—	—	17,753,701	17,753,701
Securities held to maturity	—	2,335,403	—	2,335,403	2,251,954
Restricted investments carried at cost	—	—	4,756,265	4,756,265	4,756,265
Loans receivable, net	—	—	785,672,409	785,672,409	784,053,252
Accrued interest receivable	—	2,596,448	—	2,596,448	2,596,448
Cash surrender value of life insurance	—	1,500,921	—	1,500,921	1,500,921
Financial liabilities:
Deposits	128,027,879	915,428,840	—	1,043,456,719	1,039,205,793
Advances from FHLB	—	80,001,000	—	80,001,000	80,000,000
Subordinated debentures	—	22,160,000	—	22,160,000	22,166,000
Accrued interest payable	—	2,935,816	—	2,935,816	2,935,816
Accrued dividends payable	—	4,442,509	—	4,442,509	4,442,509

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 16: Fair Value Measurements (Continued)

        Cash and Cash Equivalents, Interest Bearing Deposits in Banks, Accrued Interest Receivable, Accrued Interest Payable, and Accrued Dividends Payable—The carrying amounts approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization.

        Securities—The fair value of securities is determined by quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Restricted Investments Carried at Cost—The carrying value of these investments approximates fair value based on the redemption provisions contained in each.

        Loans—Fair values are estimated by stratifying the loan portfolio into groups of loans with similar financial characteristics. Loans are segregated by type such as real estate, commercial, and consumer, with each category further segmented into fixed and adjustable rate interest terms. For mortgage loans, Patriot uses the secondary market rates in effect for loans that have similar characteristics. The fair value of other fixed rate loans is calculated by discounting scheduled cash flows through the anticipated maturities adjusted for prepayment estimates.

        Adjustable interest rate loans are assumed to approximate fair value because they generally re-price within the short term. Fair values are adjusted for credit risk based on assessment of risk identified with specific loans, and risk adjustments on the remaining portfolio based on credit loss experience. Assumptions regarding credit risk are judgmentally determined using specific borrower information, internal credit quality analysis, and historical information on segmented loan categories for non-specific borrowers.

        Cash surrender value of life insurance—The carrying amount of cash surrender value of life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount Patriot would receive should the policies be surrendered.

        Deposits—The fair value of deposits with no stated maturity, such as checking, passbook, and money market, is equal to the amount payable on demand. The fair value of time certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

        Advances from FHLB and Subordinated Debentures—The fair value of Patriot's advances and debentures are estimated using discounted cash flow analysis based on the interest rate that would be effective December 31, 2014, if the borrowings re-priced according to their stated terms.

        Off-balance-sheet instruments—Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of these financial instruments are considered insignificant. Additionally, those financial instruments have no carrying value.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities

Derivative Financial Instruments

        Patriot has standalone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on Patriot's statement of financial condition as other assets and other liabilities.

        Patriot is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. Patriot controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. Patriot deals only with primary dealers.

        Derivative instruments are generally either negotiated over-the-counter contracts or standardized contracts executed on a recognized exchange. Negotiated over-the-counter contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

Risk Management Policies—Hedging Instruments

        The primary focus of Patriot's asset/liability management program is to monitor the sensitivity of Patriot's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, Patriot simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation. The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, Patriot considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. Patriot evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Interest Rate Risk Management—Derivative Instruments Not Designated as Hedging Instruments

        Certain derivative instruments do not meet the requirements for hedging treatment specified in the accounting guidance. These undesignated derivative instruments are recognized on the consolidated statement of financial condition at fair value, with changes in fair value recorded in current earnings.

Interest Rate Lock Commitments

        Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. Patriot enters into commitments to fund residential mortgage loans at specified times in the future, with the intention that these loans subsequently be sold in the secondary market. These commitments are contingent upon the loan meeting underwriting and origination guidelines. If underwriting and origination guidelines are not

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

met, the loan is not originated and the rate lock expires. A mortgage loan commitment binds Patriot to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock.

        Outstanding derivative loan commitments expose Patriot to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of the rate lock to funding of the loan due to increases in mortgage interest rates. If interest rates increase, the value of these loan commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increases.

        Effective December 1, 2014, Patriot discontinued the issuance of mandatory delivery interest rate lock commitments to fund residential mortgages.

Interest Rate Swaps

        Beginning in September 2008, Patriot Bank has entered into interest rate swap transactions with its borrowers that have a notional amount based upon the loan amount and maturity terms ranging from one to seven years. Patriot Bank will either receive floating and pay fixed or receive fixed and pay floating depending upon the terms of the agreement and the underlying loan. To achieve a neutral position in these interest rate swap transactions, Patriot Bank enters into another interest rate swap transaction with a counterparty. These mirror transactions have the same notional amount and terms as the original interest rate swap transactions Patriot Bank has with its borrowers. Patriot Bank has analyzed both the original transactions and the mirror transactions and has determined that the transactions do meet fair value hedge accounting standards set forth in the authoritative guidance. Therefore, gains and losses associated with these swap transactions are recorded through interest income.

Interest Rate Caps

        Beginning in December 2013, Patriot Bank has entered into interest rate cap transactions with its borrowers. To achieve a neutral position in these interest rate cap transactions, Patriot Bank enters into another interest rate cap transaction with a counterparty. These mirror transactions have the same notional amount and terms as the original interest rate cap transactions Patriot Bank has with its borrowers. Patriot Bank has analyzed both the original transactions and the mirror transactions and has determined that the transactions do meet fair value hedge accounting standards set forth in the authoritative guidance. Therefore, gains and losses associated with these cap transactions are recorded through interest income.

Forward Loan Sales Commitments

        To protect against the price risk inherent in derivative loan commitments, Patriot utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

        With a "mandatory delivery" contract, Patriot commits to deliver a certain principal amount of mortgage loans to an investor at a specified price on or before a specified date. If Patriot fails to deliver the amount of mortgages necessary to fulfill the commitment by the specified date, it is obligated to pay a "pair-off" fee, based on then-current market prices, to the investor to compensate the investor for the shortfall.

        With a "best efforts" contract, Patriot commits to deliver an individual mortgage loan of a specified principal amount and quality to an investor if the loan to the underlying borrower closes. Generally, the price the investor will pay the seller for an individual loan is specified prior to the loan being funded (for example, on the same day the lender commits to lend funds to a potential borrower).

        Effective December 1, 2014, Patriot discontinued the issuance of forward loan sales commitments to fund residential mortgages.

Forward Contracts Securities

        Patriot sells forward contracts on securities of Fannie Mae, Freddie Mac, and Ginnie Mae to offset the risk associated with "mandatory delivery" contracts and changes in the fair value of loans held for sale. The forward contracts used to economically hedge the mandatory commitments are accounted for as non-designated hedges and naturally offset mandatory commitment mark-to-market gains and losses recognized as a component of gain on loan sale.

        Effective December 1, 2014, Patriot discontinued the issuance of forward contracts on securities.

        The following is a summary of the effect of derivative instruments on the consolidated statement of financial condition as of December 31, 2014 and 2013:

	December 31, 2014
	Statement of Financial Condition Location	Notional Amounts	Fair Value
Derivatives not designated as hedging instruments
Forward loan sales commitments	Loans held for sale	$429,250	$15,874
Forward contracts securities	Other liabilities	2,500,000	(21,895)
Interest rate swaps	Other assets	73,397,519	1,115,712
Interest rate swaps	Other liabilities	73,397,519	(1,115,712)
Interest rate caps	Other assets	18,715,815	164,709
Interest rate caps	Other liabilities	18,715,815	(164,709)
Foreign exchange contract	Other assets	3,550,322	437,555
Foreign exchange contract	Other liabilities	3,550,322	(437,555)

Total derivatives not designated as hedging instruments		$194,256,562	$(6,021)

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

	December 31, 2013
	Statement of Financial Condition Location	Notional Amounts	Fair Value
Derivatives not designated as hedging instruments
Forward loan sales commitments	Loans held for sale	$13,412,149	$344,230
Interest rate lock commitments	Other assets	9,581,825	216,100
Forward contracts securities	Other assets	15,997,716	188,759
Interest rate swaps	Other assets	59,565,014	674,512
Interest rate swaps	Other liabilities	59,565,014	(674,512)
Interest rate caps	Other assets	7,960,241	12,670
Interest rate caps	Other liabilities	7,960,241	(12,670)

Total derivatives not designated as hedging instruments		$174,042,200	$749,089

        The following is a summary of the effect of derivative instruments on the consolidated statement of income:

		Year Ended December 31,
	Statement of Income Location
		2014	2013
Derivatives not designated as hedging instruments
Forward loan sales commitments	Gain (loss) on sales of loans	$(328,356)	$(683,180)
Forward contracts securities	Gain (loss) on sales of loans	(210,654)	246,259
Interest rate collar	Interest expense	—	(30)

		$(539,010)	$(436,951)

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 18: Other Intangible Assets

        A summary of the gross carrying amount and accumulated amortization of other intangible assets follows:

	December 31,
	2014	2013
Other intangible assets:
Core deposits—First State Bank of Honey Grove	$131,467	$131,467
Core deposits—Quadco Bancshares, Inc.	437,545	437,545
Core deposits—Northeast Bancshares, Inc.	1,025,671	1,025,671

	1,594,683	1,594,683
Accumulated amortization	(1,345,792)	(1,186,324)

	$248,891	$408,359

        Amortization expense for each of the years ended December 31, 2014 and 2013 was $159,468. At December 31, 2014, the amortization expense for the next year is expected to be approximately $146,000. For the second year and final year, amortization expense is expected to be approximately $103,000.

NOTE 19: Advances from FHLB

        Patriot had outstanding advances from FHLB totaling $138,750,000 and $80,000,000 at December 31, 2014 and 2013, respectively. Such advances had a weighted average interest rate of 0.48% at December 31, 2014 and are secured by substantially all of Patriot's single-family residential mortgage loans. Scheduled maturities of the advances at December 31, 2014 are as follows:

2015	$83,750,000
2016	45,000,000
2017	10,000,000

$138,750,000

NOTE 20: Subordinated Debentures

        On August 2, 2007, Patriot completed the private placement of $17,011,000 in subordinated debentures to Trust II and injected $15,000,000 of capital into Patriot Bank. Trust II funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $17,011,000. Using interest payments made by Patriot on debentures, Trust II began paying quarterly dividends to preferred security holders on November 2, 2007. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3 Month LIBOR plus 1.80% (2.0406% at December 31, 2014); however, the interest rate cannot exceed 11.90%. Dividends on the preferred securities are cumulative and Trust II may defer the payments for up to five years. The preferred securities mature in September 2037 unless Patriot elects and obtains regulatory approval to accelerate the maturity date to as early as August 2, 2012.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 20: Subordinated Debentures (Continued)

        On March 31, 2006, Patriot completed the private placement of $5,155,000 in subordinated debentures to Trust I and injected $3,985,000 of capital into Patriot Bank. Trust I funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $5,155,000. Using interest payments made by Patriot on debentures, Trust I began paying quarterly dividends to preferred security holders on July 7, 2006. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3 Month LIBOR plus 1.85% (2.08% at December 31, 2014); however, the interest rate cannot exceed 11.90%. Patriot deposited $1,000,000 into an escrow account to guarantee interest payments due under the debenture. The escrow agreement allows for the disbursement of a portion of the funds upon satisfaction of certain capital requirements by Patriot.

        All of the funds have been released from restriction and the escrow account has no remaining balance. Dividends on the preferred securities are cumulative and Trust I may defer the payments for up to five years. The preferred securities mature in April 2036 unless Patriot elects and obtains regulatory approval to accelerate the maturity date to as early as July 7, 2011.

        For the years ended December 31, 2014 and 2013, interest expense on the subordinated debentures was $468,367 and $483,415, respectively. Accrued interest payable on the subordinated debentures was $13,343 and $1,482,498 at December 31, 2014 and 2013, respectively.

        Subordinated debt may be included in regulatory Tier 1 capital subject to a limitation that such amounts not exceed 25% of Tier 1 capital. The remainder of subordinated debt is included in Tier II capital. There is no limitation for inclusion of subordinated debt in total risk-based capital and, as such, all subordinated debt was included in total risk-based capital.

NOTE 21: Foreclosed Assets

        Foreclosed assets are presented net of valuation reserve. An analysis of the valuation reserve on foreclosed assets is as follows:

	Year Ended December 31,
	2014	2013
Balance at beginning of year	$752,058	$460,266
Provision for losses	148,643	833,501
Charge-offs	(287,334)	(541,709)
Recoveries	—	—

Balance at end of year	$613,367	$752,058

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 21: Foreclosed Assets (Continued)

        Expenses applicable to foreclosed assets include the following:

	Year Ended December 31,
	2014	2013
Net gain on sales of foreclosed assets	$(1,311,807)	$(3,428,146)
Provision for losses and mark to market expenses	148,643	833,501
Operating expenses, net of rental income	1,315,252	976,464

Net expenses (revenues) on foreclosed assets	$152,088	$(1,618,181)

NOTE 22: Other Comprehensive Income (Loss)

        The tax effects allocated to each component of other comprehensive income (loss) is as follows:

	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
2014
Securities available for sale:
Change in unrealized loss during the period	$3,160,760	$1,106,266	$2,054,494
Reclassification adjustment for realized gains included in net income	528,515	184,980	343,535

Total other comprehensive income	$3,689,275	$1,291,246	$2,398,029

2013
Securities available for sale:
Change in unrealized gain (loss) during the period	$(6,183,600)	$(2,164,260)	$(4,019,340)
Reclassification adjustment for realized gains included in net income	(409,594)	(143,358)	(266,236)

Total other comprehensive loss	$(6,593,194)	$(2,307,618)	$(4,285,576)

NOTE 23: Asset Purchase

        On February 28, 2014, RMC entered into an asset purchase agreement with Patriot Mortgage that included all furniture and equipment, prepaid and other assets consisting of mortgage officer and branch licenses and prepaid bonds, and loan commitments owned by RMC. Pursuant to the asset purchase agreement, Patriot Mortgage paid $635,512 to RMC. The purchase price, including acquisition costs, did not exceed the estimated fair value of the assets acquired and therefore, no goodwill was recorded.

        The primary purpose of the acquisition was to expand Patriot Mortgage's market share through agreements with wholesale membership warehouses and online lending exchanges to acquire leads for

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2014 and 2013

NOTE 23: Asset Purchase (Continued)

the origination of mortgages. The following is a listing of assets acquired and the estimated fair value amounts assigned at the acquisition date:

Loan commitments	$310,691
Furniture and equipment	248,823
Prepaid and other assets	75,998

$635,512

NOTE 24: Subsequent Events

        Patriot has evaluated all subsequent events through March 25, 2015, the date the consolidated financial statements were available to be issued.

NOTE 25: Supplementary Cash Flow Information

        The following is a summary of supplemental cash flow information:

	Year Ended December 31,
	2014	2013
Interest paid	$12,350,725	$12,595,202
Assets acquired through foreclosure	17,205,865	8,940,226
Income taxes paid	3,100,000	1,810,000
Loans originated to facilitate sales of foreclosed assets	11,940,105	16,720,150
Available for sale securities purchased, not yet settled	—	10,070,156

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Financial Statements

together with

Report of Independent Auditors

For the Years Ended December 31, 2013 and 2012

Report of Independent Auditors

To the Shareholders of
 Patriot Bancshares, Inc. and Subsidiaries

        We have audited the accompanying consolidated financial statements of Patriot Bancshares, Inc. and Subsidiaries (Patriot) which comprises the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for the years then ended and the related notes to the financial statements. We also have audited management's assertion, included in the accompanying Management Report Regarding Statement of Management's Responsibilities, Compliance with Designated Laws and Regulations, and Management's Assessment of Internal Control over Financial Reporting, that Patriot maintained effective internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) as of December 31, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Management's Responsibility for the Financial Statements and Internal Control over Financial Reporting

        Patriot's management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with GAAP, for maintaining internal control over financial reporting including the design, implementation and maintenance of controls relevant to the preparation and fair presentation of these financials statements that are free from material misstatement, whether due to error or fraud, and for its assertion of the effectiveness of internal control over financial reporting, included in the accompanying Management Report Regarding Statement of Management's Responsibilities, Compliance with Designated Laws and Regulations, and Management's Assessment of Internal Control over Financial Reporting.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements and an opinion on management's assertion regarding the effectiveness of Patriot's internal control over financial reporting based on our audits. We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and our audit of internal control over financial reporting in accordance with attestation standards established by the American Institute of Certified Public Accountants.

        Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

        An audit of the consolidated financial statements involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to Patriot's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit of internal control over financial reporting involves obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that the audit evidence we obtained is sufficient and appropriate to provide a basis for our audit opinions.

Definition and Inherent Limitations of Internal Control

        A company's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with GAAP.

        Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the FDICIA, our audit of Patriot's internal control over financial reporting included controls over the preparation of financial statements in accordance with GAAP with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C).

        A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Patriot; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinions

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Patriot Bancshares, Inc. and Subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America. Also in our opinion, management's assertion that Patriot maintained effective internal control over financial reporting as of December 31, 2013, is fairly stated, in all material respects, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

/s/ Davis Kinard & Co., PC
Certified Public Accountants

Abilene, Texas
March 19, 2014

MANAGEMENT REPORT REGARDING STATEMENT OF MANAGEMENT'S RESPONSIBILITIES COMPLIANCE WITH DESIGNATED LAWS AND REGULATIONS, AND MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Statement of Patriot Management's Responsibilities

        The management of Patriot is responsible for preparing Patriot's annual consolidated financial statements in accordance with GAAP; for establishing and maintaining an adequate internal control structure and procedures for financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (which we refer to in this joint proxy statement/prospectus as "Form FR Y-9C"); and for complying with the federal laws and regulations pertaining to insider loans and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions. The following subsidiary institutions of Patriot that are subject to Part 363 are included in this statement of Patriot's management's responsibilities: Patriot Bank.

Patriot Management's Assessment of Compliance with Designated Laws and Regulations

        Patriot management has assessed Patriot's compliance with the federal laws and regulations pertaining to insider loans and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions during the year that ended on December 31, 2013. Based upon its assessment, Patriot management has concluded that Patriot complied with the federal laws and regulations pertaining to insider loans and the federal and, if applicable, state laws and regulations pertaining to dividend restrictions during the year that ended on December 31, 2013. The following subsidiary institutions of Patriot that are subject to Part 363 are included in this assessment of compliance with these designated laws and regulations: Patriot Bank.

Patriot Management's Assessment of Internal Control Over Financial Reporting

        Patriot's internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with GAAP and financial statements for regulatory reporting purposes. i.e., Form FR Y-9C.

        Patriot's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Patriot; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and financial statements for regulatory reporting purposes, and that receipts and expenditures of Patriot are being made only in accordance with authorizations of management and directors of Patriot; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of Patriot's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Patriot management assessed the effectiveness of Patriot's internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, as of December 31, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon its assessment, management has concluded that, as of December 31, 2013,

Patriot's internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, is effective based on the criteria established in Internal Control -Integrated Framework. The following subsidiary institutions of Patriot that are subject to Part 363 are included in this assessment of the effectiveness of internal control over financial reporting: Patriot Bank.

        Patriot management is responsible for establishing and maintaining effective internal control over financial reporting including controls over the preparation of regulatory financial statements. Patriot management's assessment of the effectiveness of internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the Form FR Y-9C, as of December 31, 2013, has been audited by Davis Kinard & Co, PC, an independent public accounting firm, as stated in their report dated March 19, 2014.

/s/ WILLIAM ELLIS William Ellis President & CEO of Patriot Bancshares, Inc.
/s/ DAVID D. RINEHART David D. Rinehart Senior EVP & COO of Patriot Bancshares, Inc.
/s/ CHRISTIAN ZIMMERMAN Christian Zimmerman SVP & CFO of Patriot Bancshares, Inc.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2013 and 2012

	2013	2012
Assets
Cash and due from banks	$6,362,428	$9,098,980
Federal funds sold	1,496,001	873,158

Cash and cash equivalents	7,858,429	9,972,138
Interest bearing deposits in banks	17,753,701	20,037,501
Securities available for sale, at fair value	353,024,439	234,476,892
Securities held to maturity	2,251,954	3,871,338
Restricted investments carried at cost	4,756,265	4,739,165
Investment in Patriot Bancshares Capital Trusts I and II	666,000	666,000
Loans held for sale	23,986,864	48,336,635
Loans receivable, net of allowance for loan losses of $14,303,121 and $15,225,130, respectively	809,651,859	801,191,767
Accrued interest receivable	2,596,448	2,806,736
Premises and equipment	4,446,709	3,736,636
Foreclosed assets, net of allowances	25,790,548	49,862,504
Cash surrender value of life insurance	1,500,921	1,454,472
Goodwill	6,776,136	6,776,136
Other intangible assets	408,359	567,827
Deferred tax asset, net	7,769,861	6,100,071
Other assets	5,835,880	9,357,862

	$1,275,074,373	$1,203,953,680

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition (Continued)

December 31, 2013 and 2012

	2013	2012
Liabilities and Shareholders' Equity
Deposits:
Noninterest bearing	$128,027,879	$115,231,238
Interest bearing	911,177,914	886,071,984

Total deposits	1,039,205,793	1,001,303,222
Accrued expenses and other liabilities	22,209,509	12,894,986
Advances from FHLB	80,000,000	57,500,000
Subordinated debentures	22,166,000	22,166,000

Total liabilities	1,163,581,302	1,093,864,208

Shareholders' equity
Preferred stock class B, $1.00 par value; 26,038 shares authorized; 26,038 shares issued and outstanding at December 31, 2013 and 2012; total liquidation value of $26,038,000	26,038	26,038
Preferred stock class C, $1.00 par value; 1,302 shares authorized; 1,302 shares issued and outstanding at December 31, 2013 and 2012; total liquidation value of $1,302,000	1,302	1,302
Preferred stock class D, $0.50 par value; 2,500,000 shares authorized; 1,200,001 shares issued and outstanding at December 31, 2013 and 2012; total liquidation value of $1,800,002	600,000	600,000
Preferred stock class E, $0.50 par value; 13,000,000 shares authorized; 10,359,912 shares issued and outstanding at December 31, 2013 and 2012; total liquidation value of $12,431,897	5,179,956	5,179,956
Preferred stock class F, $0.50 par value; 15,000,000 shares authorized; 10,687,500 shares issued and outstanding at December 31, 2013 and 2012; total liquidation value of $8,550,000	5,343,750	5,343,750
Preferred stock class G, $0.50 par value; 64,250 shares authorized, issued, and outstanding at December 31, 2013 and 2012; total liquidation value of $32,125	32,125	32,125
Common stock, $0.50 par value; 500,000,000 shares authorized; 96,078,886 and 93,232,534 shares issued and outstanding at December 31, 2013 and 2012, respectively	48,039,443	46,616,267
Capital surplus	64,311,674	63,126,889
Retained deficit	(8,544,509)	(11,625,723)
Accumulated other comprehensive income—unrealized (loss) gain on available for sale securities, net of tax	(3,496,708)	788,868

Total shareholders' equity	111,493,071	110,089,472

	$1,275,074,373	$1,203,953,680

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Year Ended December 31, 2013 and 2012

	2013	2012
Interest income
Loans, including fees	$42,725,496	$43,814,759
Taxable securities	3,300,641	3,602,659
Federal funds sold	4,802	7,402
Deposits with banks	114,613	166,868

Total interest income	46,145,552	47,591,688

Interest expense
Deposits	11,351,260	12,078,168
Subordinated debentures	483,415	556,416
Notes payable	399,272	314,228
Advances from FHLB	800,160	1,681,015

Total interest expense	13,034,107	14,629,827

Net interest income	33,111,445	32,961,861
Provision for loan losses	350,000	1,828,189

Net interest income after provision for loan losses	32,761,445	31,133,672

Noninterest income
Service charges on deposit accounts	634,676	557,916
Fees on sales of mortgage loans	5,072,524	5,487,279
Net realized gain on sales of available for sale securities	644,602	1,929,873
Net realized gain on sales of loans	17,059,064	19,925,214
Gain on sales of foreclosed assets	3,428,146	—
Other income	1,155,175	1,363,397

Total noninterest income	27,994,187	29,263,679

Noninterest expenses
Salaries and employee benefits	29,961,079	29,204,059
Occupancy and equipment expense	4,854,482	4,244,453
Advertising	710,459	685,958
Data processing	1,192,970	1,043,627
Legal and professional fees	1,997,534	1,839,455
Loss on sales of foreclosed assets	—	346,338
Amortization of intangible assets	159,468	159,468
FDIC assessment	1,922,500	2,956,573
Foreclosed asset operating expenses, net	976,464	3,706,015
Foreclosed asset mark to market expense	833,501	1,900,540
Other expense	7,916,916	8,969,362

Total noninterest expenses	50,525,373	55,055,848

Income before provision for income taxes	10,230,259	5,341,503
Provision for income taxes	3,471,627	1,805,576

Net income	$6,758,632	$3,535,927

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Year Ended December 31, 2013 and 2012

	2013	2012
Net income	$6,758,632	$3,535,927
Other comprehensive income
Change in unrealized (loss) gain on securities available for sale, before tax	(6,183,600)	1,249,883
Reclassification adjustment for realized gains on securities available for sale included in net income	(409,594)	(112,445)

Total other comprehensive (loss) income	(6,593,194)	1,137,438

Comprehensive income before tax	165,438	4,673,365
Income tax (benefit) expense related to other comprehensive (loss) income	(2,307,618)	398,103

Comprehensive income	$2,473,056	$4,275,262

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Year Ended December 31, 2013 and 2012

	Preferred Stock	Common Stock at Par	Capital Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)— Unrealized Gain (Loss) on Available for Sale Securities	Total Shareholders' Equity
Balance at January 1, 2012	$12,585,097	$43,572,598	$61,665,640	$(11,103,818)	$49,533	$106,769,050
Comprehensive income:
Net income for 2012	—	—	—	3,535,927	—	3,535,927
Change in net unrealized gain on available for sale securities, net of reclassification adjustment and tax effect	—	—	—	—	739,335	739,335

Total comprehensive income						4,275,262
Issuance of common stock	—	3,029	2,423	—	—	5,452
Issuance of preferred stock—Series G	32,125	—	—	—	—	32,125
Common stock issuance in lieu of preferred dividends	—	1,386,093	1,302,002	(2,688,095)	—	—
Dividends accrued on Series B and C	—	—	—	(1,369,737)	—	(1,369,737)
Conversion of preferred stock to common stock	(1,434,051)	1,434,051	—	—	—	—
Issuance of common stock—vested restricted stock	—	220,496	(220,496)	—	—	—
Stock-based compensation	—	—	315,183	—	—	315,183
Additional tax benefit related to stock-based compensation	—	—	62,137	—	—	62,137

Balance at December 31, 2012	11,183,171	46,616,267	63,126,889	(11,625,723)	788,868	110,089,472
Comprehensive income:
Net income for 2013	—	—	—	6,758,632	—	6,758,632
Change in net unrealized (loss) gain on available for sale securities, net of reclassification adjustment and tax effect	—	—	—	—	(4,285,576)	(4,285,576)

Total comprehensive income						2,473,056
Common stock issuance in lieu of preferred dividends	—	1,120,578	1,137,760	(2,258,338)	—	—
Dividends accrued on Series B and C	—	—	—	(1,419,080)	—	(1,419,080)
Issuance of common stock—vested restricted stock	—	302,598	(302,598)	—	—	—
Stock-based compensation	—	—	349,623	—	—	349,623

Balance at December 31, 2013	$11,183,171	$48,039,443	$64,311,674	$(8,544,509)	$(3,496,708)	$111,493,071

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Net income	$6,758,632	$3,535,927
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	350,000	1,828,189
Provision for off balance sheet exposure	(475,000)	—
Net amortization of securities	2,719,556	4,076,926
Depreciation and amortization	1,541,935	1,267,359
Realized gain on sales of loans held for sale	(17,059,064)	(19,925,214)
Realized gain on sales of available for sale securities	(644,602)	(1,929,873)
Realized gain on sales of premises and equipment	(4,694)	—
Gain on sales of foreclosed assets	(3,428,146)	—
Loss on sales of foreclosed assets	—	346,338
Reduction in value of foreclosed assets	833,501	1,900,540
Appreciation in cash surrender value of life insurance	(46,449)	(48,492)
Stock-based compensation	349,623	315,183
Deferred income tax	637,829	1,467,511
Net change in:
Loans held for sale	41,408,835	6,926,696
Accrued interest receivable	210,288	621,598
Prepaid FDIC assessment	—	492,572
Other assets	3,021,880	(2,011,199)
Accrued expenses and other liabilities	(1,316,307)	2,354,214

Net cash provided by operating activities	34,857,817	1,218,275

Cash flows from investing activities
Net change in interest bearing deposits in banks	2,283,800	24,428,825
Activity in securities available for sale:
Sales	38,883,372	144,834,356
Maturities, prepayments and calls	70,375,701	73,377,024
Purchases	(226,368,437)	(217,270,537)
Activity in securities held to maturity:
Maturities, prepayments and calls	1,583,209	4,983,012
Net change in restricted investments carried at cost	(17,100)	(207,100)
Loan originations and principal collections, net	(1,030,168)	(9,860,967)
Proceeds from sales of foreclosed assets	19,008,823	14,391,827
Capitalized costs to improve foreclosed assets	(122,146)	(529,811)
Proceeds from sales of premises and equipment	38,902	—
Purchases of premises and equipment	(2,010,053)	(339,697)

Net cash (used in) provided by investing activities	(97,374,097)	33,806,932

Cash flows from financing activities
Net increase in deposits	37,902,571	13,440,332
Repayment of notes payable	—	(15,000,000)
Net increase (decrease) in advances from FHLB	22,500,000	(30,000,000)
Proceeds from issuance of preferred stock	—	32,125
Proceeds from issuance of common stock	—	5,452

Net cash provided by (used in) financing activities	60,402,571	(31,522,091)

Net change in cash and cash equivalents	(2,113,709)	3,503,116
Cash and cash equivalents at beginning of year	9,972,138	6,469,022

Cash and cash equivalents at end of year	$7,858,429	$9,972,138

The accompanying notes are an integral part of these consolidated financial statements.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies

Nature of Operations

        Patriot and its subsidiaries, Patriot Intermediate Holdings, Patriot Bank, Patriot Mortgage, PB Commercial, PB Advantage LLC, Golf Beverages LLC and Promenade Place LLC, provide a variety of financial services to individuals and businesses primarily in the Texas cities of Houston, Dallas, Honey Grove and their respective surrounding areas. The accounting and reporting policies of Patriot conform with GAAP and to general regulatory practices of the United States banking industry. Policies and practices of Patriot which materially affect the determination of financial position, results of operations and cash flows are summarized as follows:

Principles of Consolidation

        The consolidated financial statements include the accounts of Patriot and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

        In preparing consolidated financial statements in conformity with GAAP, Patriot's management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets, deferred tax assets and the fair value of financial instruments.

Significant Group Concentrations of Credit Risk

        Most of Patriot's activities are with customers located within the Texas cities of Houston, Dallas, Honey Grove, and their respective surrounding areas. Note 2 to Patriot's consolidated financial statements discusses the types of securities that Patriot invests in. Note 3 to Patriot's consolidated financial statements discusses the types of lending that Patriot engages in. Patriot does not have any significant concentrations to any one industry or customer.

        Patriot carries certain assets with other financial institutions which are subject to credit risk by the amount such assets exceed federal deposit insurance limits. At December 31, 2013 and 2012, the deposits, as reported by the banks, were $9,979,187 and $5,681,909, respectively. Management monitors the financial stability of correspondent banks and considers amounts advanced in excess of the FDIC limits to present no significant additional risk to Patriot.

Cash and Cash Equivalents

        For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash, noninterest-bearing balances due from banks and federal funds sold.

        Patriot is required to maintain average balances on hand or with the Dallas Federal Reserve. Patriot properly maintained amounts in excess of required reserves of $8,986,479 and $9,371,136 as of December 31, 2013 and 2012, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

Interest Bearing Deposits in Banks

        Interest bearing deposits in banks mature within one year and are carried at cost.

Securities

        Debt securities that Patriot's management has the positive intent and ability to hold to maturity, if any, are classified as "held to maturity" and are recorded at amortized cost.

        Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

        Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, Patriot's management considers many factors, including (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of Patriot to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        Investments in equity securities are carried at cost. Any changes to the cost basis of these investments are recorded in the statement of income. These investments are reviewed annually to determine if an impairment charge is necessary. As of December 31, 2013 and 2012, no impairment charges were recorded.

Loans Held for Sale

        Loans originated and intended for sale in the secondary market are carried at estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through charges to income.

Loans

        Patriot grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial loans throughout the Texas cities of Houston and Dallas and their respective surrounding areas. The ability of Patriot's debtors to honor their contracts is dependent in part upon the general economic conditions in these areas.

        Loans that Patriot's management has the intent and ability to hold for the foreseeable future or until maturity or pay-off which are measured at historical cost are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income is amortized to interest income using a level yield methodology.

        The accounting guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. Patriot's portfolio segments are Commercial and Industrial, Real Estate, and Consumer and Other. The classes of financing receivables within the real estate segment are Construction and Land Development, 1-4 Family Residential Mortgage, Multifamily Residential, and Commercial Mortgage. The remaining portfolio segments contain a single class of financing receivables. The allowance for credit losses is presented by portfolio segment.

        Loan Origination/Risk Management.    Patriot selectively extends credit for the purpose of establishing long-term relationships with its customers. Patriot mitigates the risks inherent in lending by focusing on businesses and individuals with demonstrated payment history, historically favorable profitability trends and stable cash flows. In addition to these primary sources of repayment, Patriot looks to tangible collateral and personal guarantees as secondary sources of repayment. Lending officers are provided with detailed underwriting policies covering all lending activities in which Patriot is engaged and that require all lenders to obtain appropriate approvals for the extension of credit. Patriot also maintains documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered may be reduced.

        Patriot has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management and the Patriot board review and approve these policies and procedures on a regular basis. A reporting system supplements the review process by providing Patriot's management and the Patriot board with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

        Patriot maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to Patriot's management and the Patriot board. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as Patriot's policies and procedures.

        Commercial and Industrial Loans.    A major lending focus of Patriot is on loans to small and medium-sized businesses in a wide variety of industries. Patriot's commercial lending emphasis includes loans to wholesalers, manufacturers and business service companies. A broad array of short and medium-term commercial lending products are made available to businesses for working capital (including inventory and accounts receivable), purchases of equipment and machinery and business expansion (including acquisitions of real estate and improvements). Generally, Patriot's commercial loans are underwritten on the basis of the borrower's ability to service such debt as reflected by cash flow projections. Commercial loans are generally collateralized by business assets, which may include real estate, accounts receivable and inventory, certificates of deposit, securities, guarantees or other collateral. Patriot also generally obtains personal guarantees from the principals of the business. Working capital loans are primarily collateralized by short-term assets, whereas term loans are primarily collateralized by long-term assets. As a result, commercial loans involve additional complexities, variables and risks and require more thorough underwriting and servicing than other types of loans.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

        Construction and Land Development Loans.    Patriot makes loans to finance the construction of residential and non-residential properties. The majority of Patriot's residential construction loans in Texas are for single-family dwellings that are pre-sold or are under earnest money contracts. Patriot also originates loans to finance the construction of commercial properties such as multi-family, office, industrial, warehouse and retail centers. Construction loans involve additional risks attributable to the fact that loan funds are advanced upon the security of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If Patriot is forced to foreclose on a project prior to completion, there is no assurance that Patriot will be able to recover the entire unpaid portion of the loan. In addition, Patriot may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period of time. While Patriot has underwriting procedures designed to identify what it believes to be acceptable levels of risks in construction lending, no assurance can be given that these procedures will prevent losses from the risks described above.

        1-4 Family Residential Mortgages.    Patriot originates 1-4 family residential mortgage loans collateralized by owner-occupied and non-owner-occupied real estate to finance the purchase of real estate. Repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. Loans collateralized by 1-4 family residential real estate generally have been originated in amounts of no more than 90% of appraised value. The underwriting analysis includes credit verification, appraisals and a review of the financial condition of the borrower.

        Commercial Mortgages.    Patriot makes commercial mortgage loans collateralized by owner-occupied and non-owner-occupied real estate to finance the purchase of real estate. Payments on loans secured by such properties are often dependent on the successful operation or management of the properties. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

        When underwriting these loans, Patriot seeks to minimize these risks in a variety of ways, including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit verification, analysis of global cash flow, appraisals and a review of the financial condition of the borrower.

        Consumer and Other Loans.    Consumer and other loans made by Patriot include automobile loans, recreational vehicle loans, boat loans, home improvement loans, home equity loans, and other personal loans. Consumer and other loans represent less than 1% of total loans. Risk is minimized due to relatively small loan amounts that are spread across many individual borrowers.

        Concentrations of Credit.    Most of Patriot's lending activity occurs within the state of Texas, including the two largest metropolitan areas of Houston and Dallas and their respective surrounding

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

areas, as well as other markets. The majority of Patriot's loan portfolio consists of commercial and industrial and commercial real estate loans.

        Nonaccrual and Past Due Loans.    Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in Patriot's management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, Patriot considers the borrower's debt service capacity through the analysis of current financial information, if available, and/or current information with regards to Patriot's collateral position. Regulatory provisions would typically require the placement of a loan on nonaccrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on nonaccrual loans is recognized only after all principal has been collected in full. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Allowance for Loan Losses

        The allowance for loan losses represents Patriot's fmanagement's estimate of probable losses inherent in Patriot's lending portfolio. Credit exposures deemed to be uncollectible are charged against these accounts. Cash recovered on previously charged-off amounts is recorded as a recovery to these accounts. The allowance for loan losses does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual or is charged-off.

        Patriot employs a systematic methodology for determining the allowance for credit losses that consists of three components: (i) specific valuation allowances determined in accordance with the FASB ASC Topic 310 based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450 based on historical average loss experience for similar loans with similar characteristics and trends adjusted, as necessary, to reflect the impact of current conditions; and (iii) general valuation allowances determined in accordance with ASC Topic 450 based on general economic conditions and other risk factors both internal and external to Patriot.

        A loan, with the exception of groups of smaller-balance homogenous loans, is considered impaired and subject to ASC Topic 310 when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

        The specific allowance related to an impaired loan is established when the carrying value of the loan is more than the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

        The allowance on the remaining portfolio segments is calculated using historical loss rates in accordance with ASC Topic 450. Criticized and classified loans, not deemed impaired, are subject to an allowance based on the historical loss migration analysis by grade. Pass loans are subject to an allowance based on historical losses by product type.

        The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. The general valuation factor is based upon a more qualitative analysis of risk. Various risks are considered in the determination of the environmental adjustment factor such as asset quality, lending management and staff, loan policies and procedures, loan review, credit concentrations, loan volumes, collateral values, and economic trends.

Financial Instruments

        In the ordinary course of business, Patriot has entered into commitments to extend credit, including standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative Instruments and Hedging Activities

        Derivative financial instruments are recognized as assets and liabilities on the consolidated statement of financial condition and measured at fair value.

Interest Rate Swap Agreements

        For asset management purposes, Patriot uses interest rate swap agreements to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period.

        The notional amount on which the interest payments are based is not exchanged. These swap agreements are derivative instruments and generally convert a portion of Patriot's variable rate loans to a fixed rate (cash flow hedge).

        The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

        For cash flow hedges, the net settlement (upon close-out or termination) that offsets changes in the value of the hedged loan is deferred and amortized into net interest income over the life of the hedged loan. The portion, if any, of the net settlement amount that did not offset changes in the fair value of the hedged asset or liability is recognized immediately in earnings and classified as a component of noninterest income.

        Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing Patriot to risk. Those derivative financial instruments that do not meet specified hedging criteria would be recorded at fair value with

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

changes in fair value recorded in earnings. If periodic assessments indicate derivatives no longer provide an effective hedge, the derivative contracts would be closed out and settled, or classified as a trading activity. Cash flows resulting from the derivative financial instruments that are accounted for as hedges of assets and liabilities are classified in the cash flow statement in the same category as the cash flows of the items being hedged.

Forward Loan Sales Commitments

        Patriot carefully evaluates all loan sales agreements to determine whether they meet the definition of a derivative under authoritative accounting guidance as facts and circumstances may differ significantly.

        Patriot utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans. See Note 17 to Patriot's consolidated financial statements On-Balance Sheet Derivative Instruments and Hedging Activities for further discussion.

Foreclosed Assets

        Assets acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling cost at the date of foreclosure. All write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new cost basis or fair value less cost to sell and depreciation is not recorded.

        Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. The fair value of the property is depreciated based on its remaining useful life. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed.

        Valuations are periodically performed by Patriot's management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of a property to the lower of its cost or fair value less cost to sell.

Loans Acquired in Acquisitions

        Authoritative accounting guidance requires acquired loans to be recorded at fair value and prohibits carrying over valuation allowances in the initial accounting for acquired impaired loans. Loans carried at fair value, mortgage loans held for sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of the guidance. The guidance limits the yield that may be accreted to the excess of the undiscounted expected cash flows over the investor's initial investment in the loan. The excess of the contractual cash flows over expected cash flows may not be recognized as an adjustment of the yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through an adjustment of the loan's yield over its remaining life. Decreases in expected cash flows are recognized as impairments.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

Premises and Equipment

        Land is carried at cost. Buildings, leasehold improvements, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful life of the asset or the expected terms of the underlying lease, if shorter.

Income Taxes

        On January 1, 2009, Patriot adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

        Patriot's income tax expense consists of the following components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. Patriot determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rate and laws are recognized in the period in which they occur.

        Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to Patriot's management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not some portion or all of a deferred tax asset will not be realized.

        Patriot recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2013 and 2012 Patriot recognized no interest and penalties. Patriot has no unrecognized tax benefits at December 31, 2013 and 2012.

        Patriot files income tax returns in the U.S. federal jurisdiction. With few exceptions, Patriot is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2009.

        In May of 2006, the State of Texas implemented a new tax on taxable margin, effective for years ended after December 31, 2006. For Patriot, taxable margin is revenue less interest expense. The margin tax was insignificant for the years ended December 31, 2013 and 2012. The deferred tax component of this tax is insignificant.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

Cash Surrender Value of Life Insurance

        Life insurance policies are initially recorded at cost at the date of purchase. Subsequent to purchase, the policies are periodically adjusted to contract value. The adjustment to contract value increases or decreases the carrying value of the policies and is recorded as income or expense on the consolidated statement of income.

Advertising

        Generally, advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2013 and 2012 were $710,459 and $685,958, respectively.

Troubled Debt Restructured Loans

        A troubled debt restructured loan is a loan which Patriot, for reasons related to a borrower's financial difficulties, grants a concession to the borrower that Patriot would not otherwise consider. The loan terms which have been modified or restructured due to a borrower's financial difficulty include, but are not limited to, a reduction in the stated interest rate; an extension of the maturity; a reduction in the face amount of the debt; a reduction in the accrued interest; or re-aging, extension, deferral, renewal or rewrite. A troubled debt restructured loan would generally be considered impaired.

Preferred Stock

        Patriot has the authority to issue up to 40,000,000 shares of preferred stock. The preferred stock is available for issuance from time to time for various purposes as determined by the Patriot b, including making future acquisitions, raising additional equity capital and financing. The following classes of preferred stock have been designated and issued:

Series B Preferred Stock

        On December 19, 2008, Patriot entered into a purchase agreement with the Treasury Department pursuant to which Patriot issued and sold to the Treasury Department (i) 26,038 shares of Patriot's Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, with a liquidation value of $1,000 per share, and (ii) the Warrant to purchase up to 1,302 shares of Patriot's Perpetual Preferred Stock, Series C, par value $1.00 per share, at an exercise price of $0.50 per share, for an aggregate purchase price of $26,038,000 in cash.

        Cumulative dividends on the Series B Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter. Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        The Series B Preferred Stock has no maturity date and ranks senior to Patriot common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Patriot. The Series B Preferred Stock generally is non-voting.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

        The Series B Preferred Stock may not be redeemed prior to the first dividend payment date falling on or after the third anniversary, December 19, 2011, of the original issue date. On or after the first dividend payment date falling on or after the third anniversary of the original issue date, Patriot, at its option, subject to the approval of the appropriate federal banking agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available thereafter, the shares of designated preferred stock at the time outstanding, upon notice given at a redemption price equal to the sum of (i) the liquidation amount per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

Series C Preferred Stock

        The warrant on Patriot's Perpetual Preferred Stock, Series C, was immediately exercised and issued on December 19, 2008. Cumulative dividends on the Series C Preferred Stock will accrue on the liquidation preference at a rate of 9% per annum. Dividends are payable quarterly in arrears on each February 15, May 15, August 15, and November 15, each a dividend payment date, starting with February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

        The Series C Preferred Stock has no maturity date and ranks senior to the Patriot common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of Patriot. The Series C Preferred Stock generally is non-voting.

        The Series C Preferred Stock may not be redeemed prior to the later of (i) the first dividend payment date falling on or after the third anniversary, December 19, 2011, of the original issue date; or (ii) the date on which all outstanding shares of the Series B Preferred Stock have been redeemed, repurchased, or otherwise acquired by Patriot. On or after the first dividend payment date falling on or after the third anniversary of the original issue date, Patriot, at its option, subject to the approval of the appropriate federal banking agency, may redeem, in whole or in part, at any time and from time to time, out of funds legally available thereafter, the shares of designated preferred stock at the time outstanding, upon notice given at a redemption price equal to the sum of (i) the liquidation amount per share and (ii) any accrued and unpaid dividends to, but excluding, the date fixed for redemption.

Series D Preferred Stock

        Patriot has designated 2,500,000 of authorized shares as Series D Preferred Stock.

        The Series D Preferred Stock has a subscription price of $1.50 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 7% based upon the subscription price of $1.50 and paid monthly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular monthly period, Patriot will have no obligation to pay dividends for that month.

        The holders of the Series D Preferred Stock will have no voting rights, except in connection with (1) the creation of a class or series of stock ranking prior to the Series D in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

        The Series D Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them. Patriot may, at its option, and subject to the prior approval of the Dallas Federal Reserve, redeem the Series D Preferred Stock in whole or in part at any time following three years from the date of issuance at a cash redemption price of $1.50 per share.

        If the Series D Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series D Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series D Preferred share, plus cash in lieu of fractional shares.

        As of December 31, 2013 and 2012, Patriot had issued 1,200,001 shares of Series D Preferred Stock.

Series E Preferred Stock

        Patriot has designated 13,000,000 of authorized shares as Series E Preferred Stock.

        The Series E Preferred Stock has a subscription price of $1.20 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $1.20 and paid quarterly.

        Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series E Preferred Stock will have no voting rights, except in connection with (1) the creation of a class or series of stock ranking prior to the Series E in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series E Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them. Patriot may, at its option, and subject to the prior approval of the Dallas Federal Reserve, redeem the Series E Preferred Stock in whole or in part at any time following three years from the date of issuance at a cash redemption price of $1.20 per share.

        If the Series E Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series E Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series E Preferred share, plus cash in lieu of fractional shares.

        As of December 31, 2013 and 2012, Patriot had issued 10,359,912 shares of Series E Preferred Stock.

Series F Preferred Stock

        Patriot has designated 15,000,000 of authorized shares as Series F Preferred Stock.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

        The Series F Preferred Stock has a subscription price of $0.80 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $0.80 and paid quarterly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series F Preferred Stock will have no voting rights, except with respect to certain fundamental changes in terms of the Series F Preferred Stock and as required by Texas law. The voting rights will be in connection with (1) the creation of a class or series of stock ranking prior to the Series F in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; and (3) amendments to the Patriot certificate. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series F Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them.

        If the Series F Preferred Stock is outstanding after three years from the date of issuance, Patriot may, at its option, convert the Series F Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series F Preferred share, plus cash in lieu of fractional shares.

        As of December 31, 2013 and 2012, Patriot had issued 10,687,500 shares of Series F Preferred Stock.

Series G Preferred Stock

        Patriot has designated 64,250 of authorized shares as Series G Preferred Stock.

        The Series G Preferred Stock has a subscription price of $0.50 per share and a par value of $0.50 per share. Dividends are calculated at an annual rate of 10% based upon the subscription price of $0.50 and paid quarterly. Dividends are noncumulative. If the Patriot board does not declare a dividend for a particular quarterly period, Patriot will have no obligation to pay dividends for that quarter.

        The holders of the Series G Preferred Stock will have no voting rights, except with respect to certain matters as specified in the Patriot certificate and as otherwise required by Texas law. The voting rights will be in connection with (1) the creation of a class or series of stock ranking prior to the Series G Preferred Stock in the payment of dividends or in the distribution of assets on its liquidation, dissolution, or winding up; (2) certain mergers and consolidations between Patriot and another entity; (3) certain amendments to the Patriot certificate that adversely affect the rights and preferences of the Series G Preferred Stock; (4) the election of up to two directors of Patriot under special circumstances; and (5) as otherwise required by Texas law. Holders will also not have any preemptive or subscription rights to acquire additional shares of Patriot common stock.

        The Series G Preferred Stock will have no maturity date and Patriot will not be obligated to redeem them.

        Patriot may, at its option at any time, convert the Series G Preferred shares to shares of Patriot common stock at an initial conversion ratio of one share of Patriot common stock for each Series G

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

Preferred share, plus cash in lieu of fractional shares. In addition, the Series G shares will automatically convert to shares of Patriot common stock at an initial conversion rate of one share of Patriot common stock for each Series G Preferred share immediately following the redemption of conversion to Patriot common stock of all outstanding shares of the Series B Preferred Stock and Series C Preferred Stock.

        As of December 31, 2013 and 2012, Patriot had issued 64,250 shares of Series G Preferred Stock.

Patriot Stock Purchase Agreement Restrictions

        Pursuant to the terms of the Patriot Stock Purchase Agreement, Patriot adopted certain standards for executive compensation and corporate governance for the period during which the Treasury Department holds the equity issued pursuant to the Patriot Stock Purchase Agreement, including the common stock which may be issued pursuant to the TARP Warrant. These standards generally apply to Patriot's Chief Executive Officer, Chief Operating Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of operations, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of Patriot's compensation programs in future periods. Since the TARP Warrant has a ten year term, Patriot could potentially be subject to the executive compensation and corporate governance restrictions for a ten year time period.

        On February 17, 2009, the ARRA was signed into law by President Obama. The ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, the ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including Patriot, until the institution has repaid the Treasury Department, which is now permitted under the ARRA without penalty and without the need to raise new capital, subject to the Treasury Department's consultation with the recipient's appropriate regulatory agency.

        The ARRA executive compensation standards are more stringent than those currently in effect under the TARP Capital Purchase Program or those previously proposed by the Treasury Department.

        The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury Department to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures," and (vii) inclusion

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

in a participant's proxy statements for annual shareholder meetings of a nonbinding "Say on Pay" shareholder vote on the compensation of executives for participants with securities registered under federal securities laws.

Business Combinations, Goodwill and Other Intangible Assets

        Authoritative accounting guidance requires that all business combinations initiated after June 30, 2001 are accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The guidance addresses the initial recognition and measurement of intangible assets acquired in a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. The guidance provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested at least annually for impairment.

        Goodwill and other intangible assets recorded in the acquisitions of First State Bank of Honey Grove, Quadco Bancshares, Inc., Northeast Bancshares, Inc., Principal Mortgage Group and Northstreet Mortgage, Inc. are subject to the provisions of the guidance.

        The goodwill recorded on these acquisitions amounted to $6,776,136 and is not subject to amortization. Patriot conducted a goodwill impairment test for the year ended December 31, 2013. There were no reductions of recorded goodwill resulting from the impairment test.

        Other identifiable intangible assets recorded by Patriot Bank represent future benefits associated with the acquisition of core deposits of First State Bank of Honey Grove, Quadco Bancshares, Inc. and Northeast Bancshares, Inc. and are being amortized over 10 years utilizing a method that approximates the expected attrition of the deposits.

Stock Compensation Plans

        Authoritative accounting guidance requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the grant date fair value of the equity or liability instruments issued. The guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. The guidance permits entities to use any option-pricing model that meets the fair value objective. Patriot elected to adopt the guidance on January 1, 2006 under the modified prospective method. Patriot did not have any awards outstanding prior to January 1, 2006.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 1: Summary of Significant Accounting Policies (Continued)

Recently Issued Authoritative Accounting Guidance

        In February 2013, the FASB issued ASU No. 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The amendments in this Update require entities to report significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles to be reclassified in its entirety to net income. For all other amounts, an entity is required to cross-reference other disclosures that provide additional detail about these amounts. The amendments are effective during the interim and annual periods beginning after December 15, 2012. Patriot adopted this guidance in the year ended December 31, 2013 and it did not have a significant impact on Patriot's consolidated financial statements.

NOTE 2: Securities

        The amortized cost and fair value of Patriot's investment securities, with gross unrealized gains and loss, are presented below:

	December 31, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Debt Securities:
Collateralized mortgage obligations	$65,428,152	$141,808	$(1,806,047)	$63,763,913
Mortgage-backed securities	290,975,837	207,762	(3,897,413)	287,286,186
Corporate bonds	2,000,000	—	(25,660)	1,974,340

Total securities available for sale	$358,403,989	$349,570	$(5,729,120)	$353,024,439

Held to Maturity
Debt Securities:
Mortgage-backed securities	$2,251,954	$83,449	$—	$2,335,403

Total securities held to maturity	$2,251,954	$83,449	$—	$2,335,403

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 2: Securities (Continued)

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
Debt Securities:
Collateralized mortgage obligations	$61,374,760	$528,649	$(52,791)	$61,850,618
Mortgage-backed securities	169,888,488	1,241,707	(487,901)	170,642,294
Corporate bonds	2,000,000	—	(16,020)	1,983,980

Total securities available for sale	$233,263,248	$1,770,356	$(556,712)	$234,476,892

Held to Maturity
Debt Securities:
Mortgage-backed securities	$3,871,338	$157,384	$—	$4,028,722

Total securities held to maturity	$3,871,338	$157,384	$—	$4,028,722

        For the year ended December 31, 2013, proceeds from the sales of available for sale investment securities totaled $38,883,372, in which Patriot realized gross gains on the sales of these investment securities of $644,602. There were no realized gross losses on the sales of these investment securities.

        For the year ended December 31, 2012, proceeds from the sales of available for sale investment securities totaled $144,834,356, in which Patriot realized gross gains and losses on the sales of these investment securities of $1,955,229 and $25,356, respectively.

        At December 31, 2013 and 2012, investment securities with a carrying value of $14,658,689 and $16,707,260, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. In 2013, Patriot entered into eight standby letters of credit agreements with the FHLB totaling $20,500,000 to secure deposits of multiple public units. The standby letters of credit mature in March 2014. As of December 31, 2013, $20,500,000 had been pledged to secure public deposits under the standby letters of credit; however, no advances were made under this funding source.

        The amortized cost and fair value of Patriot's investment securities by contractual maturity date at December 31, 2013, are presented below:

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Within one year or less	$—	$—	$—	$—
Due from one to five years	—	—	2,000,000	1,974,340
Due from five to ten years	—	—	4,840,057	4,906,515
Due after ten years	—	—	60,588,094	58,857,397
Mortgage-backed securities	2,251,954	2,335,403	290,975,837	287,286,187

	$2,251,954	$2,335,403	$358,403,988	$353,024,439

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 2: Securities (Continued)

        The following table presents, as of December 31, 2013 and 2012, Patriot's investment securities that have been in a continuous unrealized net loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 or more months:

	December 31, 2013
	Less than 12 Months		Over 12 Months
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Collateralized mortgage obligations(12)	$38,880,812	$1,102,376	$12,536,715	$703,671
Mortgage-backed securities(59)	185,384,318	3,159,194	37,376,009	738,219
Corporate bonds(1)	—	—	1,974,340	25,660

Total	$224,265,130	$4,261,570	$51,887,064	$1,467,550

	December 31, 2012
	Less than 12 Months		Over 12 Months
Category (number of securities)	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Collateralized mortgage obligations(15)	$15,717,064	$52,791	$—	$—
Mortgage-backed securities(14)	57,163,946	450,789	3,318,822	37,112
Corporate bonds(1)	1,983,980	16,020	—	—

Total	$74,864,990	$519,600	$3,318,822	$37,112

Collateralized mortgage obligations

        The unrealized losses on Patriot's investment in collateralized mortgage obligations were caused by interest rate fluctuations. It is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at December 31, 2013 and 2012.

Mortgage-backed securities

        The unrealized losses on Patriot's investment in mortgage-backed securities were caused by interest rate fluctuations. The contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of Patriot's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because Patriot does not intend to sell the investments and it is not more likely than not that Patriot will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity, Patriot does not consider those investments to be other-than-temporarily impaired at December 31, 2013 and 2012.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 2: Securities (Continued)

Other-than-temporary impairment

        Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) evaluation by Patriot of (a) its intent to sell a debt security prior to recovery and (b) whether it is more likely than not Patriot will have to sell the debt security prior to recovery. As of December 31, 2013 and 2012, no investment securities were other-than-temporarily impaired.

NOTE 3: Loans

        The following table summarizes Patriot's loan portfolio by loan type (in thousands):

	December 31,
	2013		2012
Commercial and industrial	$266,079	32.3%	$273,234	33.5%
Real estate:
Construction and land development	115,554	14.0%	96,706	11.9%
1 - 4 family residential mortgage	68,925	8.4%	76,109	9.3%
Multifamily residential	26,237	3.2%	23,603	2.9%
Commercial mortgage	341,188	41.4%	339,894	41.6%
Consumer and other	5,972	0.7%	6,871	0.8%

Total loans	823,955	100.0%	816,417	100.0%

Less: Allowance for loan losses	(14,303)		(15,225)

Loans, net	$809,652		$801,192

        Year-end non-accrual loans, segregated by class of loans, were as follows (in thousands):

	December 31,
	2013	2012
Commercial and industrial	$2,112	$7,169
Real estate:
Construction and land development	2,006	2,234
1 - 4 family residential mortgage	4,356	58
Multifamily residential	10,132	—
Commercial mortgage	2,262	10,109
Consumer and other	104	—

Total nonaccrual loans	$20,972	$19,570

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        An age analysis of past due loans (including both accruing and nonaccruing loans), segregated by class of loans, as of December 31, 2013 and 2012, follows (in thousands):

	Loans 30 - 89 Days Past Due	Loans 90 Days or More Past Due	Current Nonaccrual Loans	Total Loans Past Due and Nonaccrual	Current Loans	Total Loans	Accruing Loans 90 Days or More Past Due
2013
Commercial and industrial	$3,029	$935	$—	$3,964	$262,115	$266,079	$—
Real estate:
Construction and land development	—	—	2,005	2,005	113,549	115,554	—
1 - 4 family residential mortgage	204	—	4,356	4,560	64,365	68,925	—
Multifamily residential	—	947	9,184	10,131	16,106	26,237	—
Commercial mortgage	—	1,568	694	2,262	338,926	341,188	—
Consumer and other	37	107	—	144	5,828	5,972	2

Total	$3,270	$3,557	$16,239	$23,066	$800,889	$823,955	$2

2012
Commercial and industrial	$302	$7,020	$22	$7,344	$265,890	$273,234	$—
Real estate:
Construction and land development	2,471	1,172	1,062	4,705	92,001	96,706	—
1 - 4 family residential mortgage	575	58	—	633	75,476	76,109	—
Multifamily residential	9,492	—	—	9,492	14,111	23,603	—
Commercial mortgage	2,209	9,886	174	12,269	327,625	339,894	—
Consumer and other	—	—	—	—	6,871	6,871	—

Total	$15,049	$18,136	$1,258	$34,443	$781,974	$816,417	$—

        Impaired Loans.    Loans are considered impaired when, based on current information and events, it is probable Patriot will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated in total for smaller-balance loans of a similar nature and on an individual loan basis for other loans. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest income of $888,890 and $112,118 was recognized on a cash basis on impaired loans during the years ended December 31, 2013 and 2012, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        Year-end impaired loans as of December 31, 2013 and 2012 are set forth in the following table (in thousands):

	Unpaid Contractual Principal Balance	Recorded Investment With no Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
2013
Commercial and industrial	$8,922	$5,979	$1,049	$7,028	$516	$6,814	$271
Real estate:
Construction and land development	4,565	3,997	—	3,997	—	4,892	437
1 - 4 family residential mortgage	4,497	4,356	—	4,356	—	3,837	—
Multifamily residential	10,708	948	9,184	10,132	1,278	10,148	—
Commercial mortgage	2,234	669	1,426	2,095	215	4,438	624
Consumer and other	—	—	—	—	—	—	—

Total impaired loans	$30,926	$15,949	$11,659	$27,608	$2,009	$30,129	$1,332

2012
Commercial and industrial	$12,009	$10,624	$143	$10,767	$14	$12,888	$148
Real estate:
Construction and land development	4,413	3,533	122	3,655	12	20,090	64
1 - 4 family residential mortgage	58	—	58	58	6	1,184	2
Multifamily residential	9,492	9,492	—	9,492	—	8,818	269
Commercial mortgage	12,670	12,156	114	12,270	11	20,806	135
Consumer and other	—	—	—	—	—	9	—

	$38,642	$35,805	$437	$36,242	$43	$63,795	$618

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        Troubled Debt Restructurings.    The restructuring of a loan is considered a "troubled debt restructuring" if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Troubled debt restructurings during 2013 and 2012 are set forth in the following table (in thousands):

	2013		2012
	Balance at Restructuring	Balance at Year-end	Balance at Restructuring	Balance at Year-end
Commercial and industrial	$—	$—	$32	$7
Real estate:
Construction and land development	2,687	2,005	1,633	1,062
1 - 4 family residential mortgage	4,400	4,356	—	—
Multifamily residential	10,333	10,132	—	—
Commercial mortgage	48	33	2,048	2,073
Consumer and other	—	—	—	—

Total troubled debt restructured loans	$17,468	$16,526	$3,713	$3,142

        Troubled debt restructurings during 2013 and 2012 that subsequently defaulted are set forth in the following table (in thousands):

	2013		2012
	Number	Recorded Investment	Number	Recorded Investment
Commercial and industrial	—	$—	—	$—
Real estate:
Construction and land development	—	—	—	—
1 - 4 family residential mortgage	—	—	—	—
Multifamily residential	—	—	—	—
Commercial mortgage	—	—	—	—
Consumer and other	—	—	1	39

        Patriot has no commitments to loan additional funds to the borrowers whose loans have been modified. Authoritative guidance requires disclosure of these loans as impaired even though they are current in terms of principal and/or interest payments.

        Credit Quality Indicators.    As part of the on-going monitoring of the credit quality of Patriot's loan portfolio, Patriot's management tracks certain credit quality indicators including trends related to (i) the level of classified loans, (ii) the delinquency status of loans, (iii) net charge-offs, (iv) non-performing loans, (v) loan concentrations, and (vi) general economic conditions.

        The loan review process involves the grading of each loan by its respective loan officer. Depending on the grade, a loan will be aggregated with other loans of similar grade and a loss factor is applied to the total loans in each group to establish the required level of allowance for loan losses. Patriot utilizes

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

a risk grading matrix to assign a risk grade to each of its commercial loans. Loans are graded on a scale of 1 to 10. A description of the general characteristics of the 10 risk grades is as follows:

  Grades 1 and 2—These grades include loans of the highest standards of credit quality with virtually no risk of loss. These borrowers would represent top rated companies and individuals with unquestionable financial standing with excellent global cash flow coverage, net worth, liquidity and collateral coverage and/or secured by certificates of deposit/savings accounts.

  Grade 3—This grade include loans to borrowers of solid credit quality with moderate risk. Borrowers in this grade are differentiated from higher grades on the basis of size (capital and/or revenue), leverage, asset quality and the stability of the industry or market area.

  Grade 4—This grade includes loans to borrowers of acceptable credit quality and risk. Such borrowers are differentiated from Grade 3 in terms of size, secondary sources of repayment, or they are of lesser stature in other key credit metrics in that they may have higher leverage and less liquidity.

  Grade 5—This grade includes loans to borrowers of minimum acceptable risk. Borrowers in this category have the capacity to perform according to terms, however elements of uncertainty exist.

  Grade 6—This grade is for Special Mention (OAEM) in accordance with regulatory guidelines. This grade includes loans to borrowers whose credit quality has potential weaknesses and/or declining trends that, if not corrected, may result in deterioration of the repayment prospects at some future date.

  Grade 7—This grade includes Substandard loans, in accordance with regulatory guidelines, for which the accrual of interest has not been stopped. By definition under regulatory guidelines, a "Substandard" loan has defined weaknesses which make payment default or principal exposure likely, but not yet certain. Such loans are apt to be dependent upon collateral liquidation, a secondary source of repayment, or an event outside of the normal course of business.

  Grade 8—This grade includes Substandard loans, in accordance with regulatory guidelines, for which the accrual of interest has been stopped. This grade includes loans where a well-defined weakness indicates that is probable that not all principal and interest will be collected. These loans are deemed "impaired" and are individually reviewed for a specific reserve.

  Grade 9—This grade includes Doubtful loans in accordance with regulatory guidelines. These loans have all the characteristics of a substandard loan with the added weakness that payment or liquidation in full is highly questionable and improbable. Such loans are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Additionally, these loans are deemed "impaired" and are individually reviewed for a specific reserve.

  Grade 10—This grade includes Loss loans in accordance with regulatory guidelines. Such loans are charged-off when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined, therefore loans within this category carry no reportable balance. "Loss" is not intended to imply that the loan or some portion of it will never be paid, nor does it in any way imply that there has been a forgiveness of debt.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        The following table presents loans by risk grade by class as of December 31, 2013 and 2012 (in thousands):

	Pass	Special Mention	Substandard	Non- Performing	Doubtful	Total
2013
Commercial and industrial	$240,283	$17,250	$6,434	$2,112	$—	$266,079
Real estate:
Construction and land development	107,864	—	5,684	2,006	—	115,554
1 - 4 family residential mortgage	64,489	—	80	4,356	—	68,925
Multifamily residential	15,852	—	253	10,132	—	26,237
Commercial mortgage	332,823	—	6,103	2,262	—	341,188
Consumer and other	5,865	—	3	104	—	5,972

Total	$767,176	$17,250	$18,557	$20,972	$—	$823,955

2012
Commercial and industrial	$233,977	$14,782	$17,306	$7,169	$—	$273,234
Real estate:
Construction and land development	72,479	2,811	19,182	2,234	—	96,706
1 - 4 family residential mortgage	67,830	—	8,221	58	—	76,109
Multifamily residential	12,475	—	11,128	—	—	23,603
Commercial mortgage	304,956	2,064	22,765	10,109	—	339,894
Consumer and other	6,866	—	5	—	—	6,871

Total	$698,583	$19,657	$78,607	$19,570	$—	$816,417

        The allowance for loan losses is a valuation established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses which it believes is adequate for estimated losses in Patriot's loan portfolio. The amount of the allowance for loan losses is affected by the following: (i) charge-offs of loans that occur when loans are deemed uncollectible and decrease the allowance, (ii) recoveries on loans previously charged-off that increase the allowance and (iii) provisions for loan losses charged to earnings that increase the allowance. Based on an evaluation of the loan portfolio and consideration of the factors listed below, Patriot's management presents a quarterly review of the allowance for loan losses to the Patriot board, indicating any change in the allowance since the last review and any recommendations as to adjustments in the allowance.

        In setting the specific valuation allowance, Patriot follows a review program to evaluate the credit risk in the loan portfolio. Through this review process, Patriot maintains an internal list of classified loans which helps Patriot's management assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses. Loans that have been identified as impaired are reviewed on a quarterly basis in order to determine whether a specific reserve is required. For each impaired loan, Patriot allocates a specific loan loss reserve primarily based on the value of the collateral securing the impaired loan in accordance with ASC Topic 310. Loans for which specific reserves are provided are excluded from the general valuation allowance described below.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        Historical valuation allowances are calculated based on the historical gross loss experience of specific types of loans and the internal risk grade of such loans at the time they were charged-off. Patriot calculates historical gross loss ratios for pools of similar loans with similar characteristics based on the proportion of actual charge-offs experienced to the total population of loans in the pool. The historical gross loss ratios are periodically updated based on actual charge-off experience. A historical valuation allowance is established for each pool of similar loans based upon the product of the historical gross loss ratio and the total dollar amount of the loans in the pool. Patriot's pools of similar loans include similarly risk-graded groups of commercial and industrial loans, commercial real estate loans, consumer real estate loans and consumer and other loans.

        The general valuation factor is based upon a more qualitative analysis of risk. On a quarterly basis, survey participants rate the degree of various risks utilizing a numeric scale that translates to varying grades of high, moderate or low levels of risk. The results are then input into a risk-weighting matrix to determine an appropriate environmental risk adjustment factor.

        The various risks that may be considered in the determination of the environmental risk adjustment factor include, among other things, (i) the experience, ability, and effectiveness of Patriot Bank's lending management and staff; (ii) the effectiveness of Patriot's loan policies, procedures, and internal controls; (iii) changes in asset quality; (iv) the impact of legislative and governmental influences affecting industry sectors; (v) the effectiveness of the internal loan review function; (vi) credit concentrations; (vii) changes in volume of loans; (viii) changes in the underlying collateral values; and (ix) the impact of national and local economic trends and industry conditions. Based on a review of these factors, Patriot applies an estimated percentage to the outstanding balance of each loan type, excluding any loan that has a specific reserve allocated to it. Patriot uses this information to establish the amount of the general valuation allowance.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2013 and 2012 (in thousands). Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Commercial and Industrial	Construction and Land Development	1 - 4 Family Residential	Multi-family Residential	Commercial Mortgage	Consumer and Other	Unallocated	Total
2013
Beginning balance	$5,072	$2,725	$1,639	$139	$3,684	$98	$1,868	$15,225
Provision	2,627	(1,570)	(1,135)	1,811	(653)	(33)	(697)	350
Charge-offs	(2,483)	(243)	(222)	(418)	—	(46)	—	(3,412)
Recoveries	186	1,153	491	—	256	54	—	2,140

Net charge-offs	(2,297)	910	269	(418)	256	8	—	(1,272)

Ending balance	$5,402	$2,065	$773	$1,532	$3,287	$73	$1,171	$14,303

Period-end amount allocated to:
Loans individually evaluated for impairment	$516	$—	$—	$1,278	$215	$—	$—	$2,009
Loans collectively evaluated for impairment	4,886	2,065	773	254	3,072	73	1,171	12,294

Ending balance	$5,402	$2,065	$773	$1,532	$3,287	$73	$1,171	$14,303

2012
Beginning balance	$4,933	$3,033	$2,045	$195	$4,593	$65	$1,122	$15,986
Provision	(476)	1,075	200	(56)	238	101	746	1,828
Charge-offs	(380)	(2,108)	(841)	—	(1,170)	(117)	—	(4,616)
Recoveries	995	725	235	—	23	49	—	2,027

Net charge-offs	615	(1,383)	(606)	—	(1,147)	(68)	—	(2,589)

Ending balance	$5,072	$2,725	$1,639	$139	$3,684	$98	$1,868	$15,225

Period-end amount allocated to:
Loans individually evaluated for impairment	$14	$12	$6	$—	$11	$—	$—	$43
Loans collectively evaluated for impairment	5,058	2,713	1,633	139	3,673	98	1,868	15,182

Ending balance	$5,072	$2,725	$1,639	$139	$3,684	$98	$1,868	$15,225

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 3: Loans (Continued)

        Patriot's recorded investment in loans as of December 31, 2013 and 2012 related to each balance in the allowance for loan losses by portfolio segment and disaggregated on the basis of Patriot's impairment methodology was as follows (in thousands):

	Commercial and Industrial	Construction and Land Development	1 - 4 Family Residential	Multifamily Residential	Commercial Mortgage	Consumer and Other	Unallocated	Total
2013
Loans individually evaluated for impairment	$7,028	$3,997	$4,356	$10,132	$2,095	$—	$—	$27,608
Loans collectively evaluated for impairment	259,051	111,557	64,569	16,105	339,093	5,972	—	796,347

Ending balance	$266,079	$115,554	$68,925	$26,237	$341,188	$5,972	$—	$823,955

2012
Loans individually evaluated for impairment	$10,767	$3,655	$58	$9,492	$12,270	$—	$—	$36,242
Loans collectively evaluated for impairment	262,467	93,051	76,051	14,111	327,624	6,871	—	780,175

Ending balance	$273,234	$96,706	$76,109	$23,603	$339,894	$6,871	$—	$816,417

NOTE 4: Premises and Equipment

        A summary of the cost and accumulated depreciation of premises and equipment is presented below:

	December 31,
	2013	2012
Bank building and premises	$554,359	$549,359
Leasehold improvements	3,069,186	2,534,721
Furniture and equipment	7,502,494	6,273,745

	11,126,039	9,357,825
Accumulated depreciation	(6,679,330)	(5,621,189)

	$4,446,709	$3,736,636

        Depreciation expense for the years ended December 31, 2013 and 2012 was $1,265,868 and $1,092,011, respectively.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 5: Lease Commitments

        Patriot operates several of its locations in leased facilities, with primary lease terms ranging from 18 months to ten years. The following is a schedule of future minimum lease commitments for non-cancelable leases in effect at December 31, 2013:

2014	$1,860,290
2015	1,557,379
2016	996,861
2017	435,932
2018	256,469
2019 and thereafter	755,704

$5,862,635

        Total rental expense under operating leases for the years ended December 31, 2013 and 2012 was $2,253,171 and $2,136,568, respectively.

NOTE 6: Deposits

        The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2013 and 2012 was $311,338,271 and $276,332,563, respectively.

        At December 31, 2013, the scheduled maturities of time deposits were as follows:

2014	$340,851,117
2015	188,865,589
2016	35,948,459
2017	20,397,472
2018	14,777,264
2019 and thereafter	—

$600,839,901

NOTE 7: Income Taxes

        The allocation of income taxes between current and deferred portions is as follows:

	2013	2012
Current federal income tax	$2,802,518	$303,265
Current state income tax	31,280	34,800
Deferred income tax	637,829	1,467,511

Total income tax expense	$3,471,627	$1,805,576

        Items not deductible for federal income tax purposes are the primary reason the effective income tax rate differs from the statutory federal income tax rate. For the years ended December 31, 2013 and 2012, Patriot's effective tax rate was 33.9% and 33.8%, respectively. For the years ended December 31, 2013 and 2012, Patriot's statutory rate was 34.0%.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 7: Income Taxes (Continued)

        The components of the net deferred tax asset are as follows:

	December 31,
	2013	2012
Deferred tax assets:
Loans	$5,148,678	$5,718,658
Other real estate owned	1,117,991	1,021,104
Unrealized loss on securities available for sale	1,882,843	—
Deferred compensation arrangements	759,549	765,433
Undesignated derivative instrument (interest rate collar)	—	47,014
Other	—	—

	8,909,061	7,552,209

Deferred tax liabilities:
Premises and equipment	583,864	546,035
Intangible assets	125,232	177,214
Unrealized gain on securities available for sale	—	424,776
Forward contracts	—	286,206
Undesignated derivative instrument	145,798	—
Other	284,306	17,907

	1,139,200	1,452,138

Net deferred tax asset	$7,769,861	$6,100,071

NOTE 8: Off-Balance-Sheet Activities—Credit-Related Financial Instruments

        Patriot is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition.

        Patriot's exposure to credit loss is represented by the contractual amount of these commitments. Patriot follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

        At December 31, 2013 and 2012, the following financial instruments were outstanding whose contractual amounts represent credit risk:

	Unused Contractual Amount
	2013	2012
Commitments to extend credit	$65,270,000	$116,867,000
Standby letters of credit	1,783,000	5,020,000

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 8: Off-Balance-Sheet Activities—Credit-Related Financial Instruments (Continued)

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by Patriot, is based on Patriot's management's credit evaluation of the customer.

        Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and ultimately may not be drawn upon to the total extent to which Patriot is committed.

        Standby letters of credit are conditional commitments issued by Patriot to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Patriot generally holds collateral supporting those letters of credit if deemed necessary.

        Patriot has no other off-balance-sheet arrangements or transactions with unconsolidated, special purpose entities that would expose Patriot to liability that is not reflected on the face of the financial statements.

NOTE 9: Legal Matters

        Various legal claims also arise from time to time in the normal course of business which, in the opinion of Patriot's management, will have no material effect on Patriot's consolidated financial statements.

NOTE 10: Regulatory Matters

        Patriot Bank's Consent Order with the FDIC and the Texas Department of Banking, its primary banking regulators, became effective on May 13, 2011. The Consent Order imposed no fines or penalties on Patriot Bank. The Consent Order was terminated on December 30, 2013.

        On November 17, 2011, Patriot entered into a Written Agreement with the Dallas Federal Reserve and the Texas Department of Banking. Pursuant to the Written Agreement, Patriot has agreed not to declare or pay any dividends without the prior written approval of the Dallas Federal Reserve, the Director of the Division of Banking Supervision and Regulation of the Federal Reserve Board, and the Commissioner of the Texas Department of Banking, and not to take any dividends or other form of payment from Patriot Bank that represents a reduction in its capital without the prior written approval of those regulators. In addition, Patriot was asked to develop, implement, and submit a written plan to maintain sufficient capital at Patriot on a consolidated basis. This plan was submitted to the regulators on January 13, 2012. The Written Agreement will remain in effect and enforceable until it is stayed, modified, terminated, or suspended by the Dallas Federal Reserve and the Texas Department of Banking.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 11: Restrictions on Dividends

        Patriot and Patriot Bank are subject to regulatory and contractual restrictions on the payment of dividends. The Written Agreement requires the prior written consent of the Dallas Federal Reserve, the Director of Banking Supervision and Regulation of the Federal Reserve Board, and the Commissioner of the Texas Department of Banking in order for Patriot to declare or pay any dividend, make any payment of interest on Patriot's junior subordinated debentures, or receive any dividend from Patriot Bank representing a reduction of Patriot Bank's capital.

        In issuing the Senior Preferred Stock to the Treasury Department pursuant to the Capital Purchase Program, Patriot agreed to the following dividend restrictions:

  Prior to the Earlier of the Third Anniversary of the Closing Date (December 19, 2011), Full Redemption of the Senior Preferred Stock, or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than (i) regular quarterly cash dividends on Patriot common stock not to exceed the amount of the last quarterly cash dividend per share declared on the Patriot common stock, (ii) dividends payable solely in shares of Patriot common stock, or (iii) regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

  Following the Third Anniversary of the Closing Date (December 19, 2011) and Prior to the Tenth Anniversary of the Closing Date (December 19, 2018), Full Redemption of the Senior Preferred Stock or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than (i) cash dividends on Patriot common stock not to exceed an amount equal to 103% of the aggregate per share dividends on Patriot common stock for the immediately prior fiscal year, or (ii) regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

  Following the Tenth Anniversary of the Closing Date (December 19, 2018) and Prior to Full Redemption of the Senior Preferred Stock or Transfer of the Senior Preferred Stock by the Treasury Department to Third Parties:    No dividends will be declared or paid, without the consent of the Treasury Department, other than regular dividends on shares of Preferred Stock in accordance with the terms thereof and which are permitted under the terms of the Senior Preferred Stock.

        In addition, as long as any of the Senior Preferred Stock remains outstanding (whether held by the Treasury Department or a third party), Patriot may pay dividends to holders of most series of Patriot's other Preferred Stock or Patriot common stock only when all accrued dividends on the Senior Preferred Stock have been paid in full.

        Further, as of December 31, 2013, Patriot had an aggregate of $22,166,000 of junior subordinated debentures held by two statutory business trusts that it controls. Pursuant to the terms of the junior subordinated debentures, Patriot has the option to defer interest payments on the debentures at any time, for a period not to exceed twenty consecutive quarters. In consultation with the Dallas Federal Reserve and in light of the Written Agreement, Patriot has elected since the first quarter of 2011 to defer the interest payments on its junior subordinated debentures. Patriot must pay such deferred interest, which (together with compounded interest on the deferred payments) was $1,482,498 as of December 31, 2013, in full before any cash dividends can be paid on Patriot's capital stock. As a result,

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 11: Restrictions on Dividends (Continued)

Patriot also has not paid dividends on the Senior Preferred Stock since the fourth quarter of 2010. The accumulated and unpaid dividends on the Senior Preferred Stock (together with interest owing on such unpaid dividends) was $4,801,478 as of December 31, 2013. Patriot must also fully pay all accrued and unpaid dividends on the Senior Preferred Stock before it may pay dividends on most series of Patriot's other Preferred Stock or Patriot common stock.

NOTE 12: Regulatory Capital

        Patriot (on a consolidated basis) and Patriot Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Patriot's and Patriot Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Patriot and Patriot Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

        Quantitative measures established by regulation to ensure capital adequacy require Patriot and Patriot Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2013 and 2012, that Patriot and Patriot Bank met all capital adequacy requirements to which they are subject.

        As of December 31, 2013, Patriot Bank is considered "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Patriot Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events that management believes have changed Patriot Bank's category.

        Under the Consent Order, Patriot Bank was required to maintain higher capital levels than required under prompt correction action. In accordance with Part 325 of the FDIC's Rules and Regulations, at December 31, 2012 Patriot Bank was categorized as adequately capitalized (even through it satisfied the capital ratios for well capitalized status) because it was subject to an Order requiring Patriot Bank to maintain a specific capital level.

        Patriot's and Patriot Bank's capital amounts and ratios as of December 31, 2013 and 2012 are presented below (dollars in thousands). At December 31, 2013, the required amounts shown are the

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 12: Regulatory Capital (Continued)

level to be well capitalized. For December 31, 2012, the required amounts shown are the level to be adequately capitalized and the level mandated by Patriot Bank's Consent Order.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2013
Total Capital to Risk Weighted Assets
Consolidated	$140,800	15.4%	$73,399	8.0%	N/A	N/A	%
Bank	143,183	15.6	73,333	8.0	91,666	10.0
Tier I Capital to Risk Weighted Assets
Consolidated	129,306	14.1	36,699	4.0	N/A	N/A
Bank	131,689	14.4	36,666	4.0	55,000	6.0
Tier 1 Capital to Average Total Assets
Consolidated	129,306	10.4	49,551	4.0	N/A	N/A
Bank	131,689	10.6	49,551	4.0	61,939	5.0

	Actual		Minimum Capital Requirement		Minimum Required Under Consent Order
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012
Total Capital to Risk Weighted Assets
Consolidated	$134,992	14.7%	$73,609	8.0%	N/A	N/A	%
Bank	135,041	14.7	73,483	8.0	124,002	13.5
Tier I Capital to Risk Weighted Assets
Consolidated	123,457	13.5	36,726	4.0	N/A	N/A
Bank	123,506	13.5	36,741	4.0	N/A	N/A
Tier I Capital to Average Total Assets
Consolidated	123,457	10.2	48,466	4.0	N/A	N/A
Bank	123,506	10.2	48,466	4.0	115,108	9.5

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 13: Related Party Transactions

        In the ordinary course of business, Patriot has granted loans to principal officers and directors and their affiliates.

	December 31,
	2013	2012
Balance outstanding at January 1	$47,802,255	$49,335,540
Principal additions	19,504,384	7,568,105
Principal reductions	(10,772,042)	(9,101,390)

Balance outstanding at December 31	$56,534,597	$47,802,255

        Deposits from related parties held by Patriot at December 31, 2013 and 2012 totaled $6,708,092 and $6,014,216, respectively.

NOTE 14: Alternative Funding Sources

        Patriot has a borrowing agreement with the FHLB to fund advances. The agreement provides for certain loans and securities to be pledged as collateral for advances. As of December 31, 2013 and 2012, Patriot had $80,000,000 and $57,500,000, respectively, in advances outstanding under this agreement. As of December 31, 2013, approximately $19,871,000 in loans and $80,629,000 in securities were pledged as collateral.

        Patriot has a line of credit with a correspondent bank totaling $10,000,000 at a variable interest rate quoted on the day any advances are drawn. The terms provide that on or before the day funds are requested, each funding must be secured 110% with U.S. government or agency securities, to be held at the correspondent bank. The agreement matures July 31, 2014 and may be renewed for an additional year. As of December 31, 2013 and 2012, no advances were made under this agreement.

        During the first quarter of 2012, Patriot Bank received initial approval of a $10,000,000 repurchase line. This line was increased to $20,000,000 in September 2013. The line is available subject to the issuer's repurchase policy and the agreement executed between Patriot Bank and the issuer. The line is conditional as to not violate any regulatory policy and can be increased or terminated upon review by the issuer. As of December 31, 2013 and 2012, no advances were made under this agreement.

        In addition, Patriot has a perpetual Federal Funds line of credit with a third correspondent bank. The terms provide for a maximum amount of $10,000,000 with interest rate quoted on the date(s) of the advance(s) and termination rights held by the correspondent bank. Termination can be made by the correspondent bank with or without notice to Patriot. As of December 31, 2013 and 2012, no advances were made under this agreement.

NOTE 15: Employee Benefit Plans

Stock Option Plan

        Under Patriot's Employee Stock Option Plan, Patriot may grant options to purchase Patriot common stock to its directors, officers and employees for up to 6,950,000 shares of Patriot common stock. These stock option grants are primarily incentive-based in order to attract and retain qualified

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 15: Employee Benefit Plans (Continued)

and highly productive employees. The exercise price of each stock option is determined on the date of the grant. Patriot's stock option agreements are for a maximum term of ten years. The options vest over a period of three years following the date of the grant. Effective January 1, 2006, Patriot adopted authoritative accounting guidance which requires that compensation cost relating to share-based payment transactions be recognized in the financial statements with measurement based upon the fair value of the equity or liability instruments issued. For the years ended December 31, 2013 and 2012, Patriot recognized $27,745 and $28,797, respectively, in compensation expense for stock options, which is included as a part of salaries and employee benefits on the statement of income. As of December 31, 2013, the remaining compensation expense to be recognized for outstanding stock options was $144,625. This compensation expense is to be fully recognized by the year ended December 31, 2016.

        The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2013	2012
Dividend yield	—	—
Expected life	10 years	10 years
Expected volatility	5.0%	5.0%
Risk-free interest rate	1.5%	0.8%

        The dividend yield assumption is based on Patriot's history and expectation of dividend payouts. The expected life is based on the ten year term or the historical exercise experience. The expected volatility is based on Patriot's historical volatility of Patriot common stock. The risk-free interest rates for periods within the contractual life of the awards are based on the Treasury Department yield curve in effect at the time of the grant.

        An analysis of stock option activity is presented below:

	Year Ended December 31,
	2013		2012
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,534,163	$1.26	2,534,163	$1.28
Granted	850,000	1.05	100,000	0.94
Exercised	—	—	—	—
Forfeited	(17,001)	1.10	—	—
Cancelled	(220,874)	1.45	(100,000)	1.39

Outstanding, end of year	3,146,288	$1.19	2,534,163	$1.26

Exercisable, end of year	2,089,619	$1.27	2,104,660	$1.30

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 15: Employee Benefit Plans (Continued)

        The following table summarizes information concerning outstanding and vested stock options as of December 31, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.00 - $1.00	381,165	4.3 years	$0.88	294,498	$0.87
$1.01 - $1.50	2,277,861	6.7 years	1.16	1,307,859	1.24
$1.51 - $1.65	487,262	4.3 years	1.57	487,262	1.57

	3,146,288	6.0 years	$1.19	2,089,619	$1.27

	Number of Shares	Weighted Average Grant Date Value
Non-vested options, January 1, 2013	429,503	$0.15
Granted	850,000	0.16
Vested	(205,833)	0.16
Forfeited	(17,001)	0.15

Non-vested options, December 31, 2013	1,056,669	$0.16

Restricted Stock Plans

        Patriot has entered into various restricted stock award agreements that grant restricted stock to its directors, officers and employees. Under the terms of the plans, Patriot may award up to 6,350,000 shares to the plan participants. All shares issued under the plans are subject to a restriction period whereby the shares cannot be sold, assigned, transferred, pledged or otherwise encumbered for a period of 5 years. This restriction period may be adjusted at any time at the discretion of the Patriot board. Any participant that terminates employment or ceases services for Patriot prior to the end of the restriction period will forfeit all restricted shares subject to the plan.

        As of December 31, 2013, a cumulative total of 5,827,500 restricted shares had been granted under the plan and were outstanding. Restricted shares granted under this plan during the years ended December 31, 2013 and 2012 were 540,000 and 755,000, respectively. The restricted shares were valued as of the date of the award by an external firm, Southard Financial, that accounted for the terms of the plans such as the restriction period, conditions of ownership and the liquidity of the common stock. The total compensation cost of $3,174,006 is being recognized over the 5 year service period of the plan. Compensation expense of $321,878 and $286,386 was recognized during the years ended December 31, 2013 and 2012, respectively, and is included as a part of salaries and employee benefits in the statement of income. As of December 31, 2013, the remaining compensation expense to be recognized for outstanding awards was $1,125,285 which is to be fully recognized by the year ended December 31, 2018.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 15: Employee Benefit Plans (Continued)

401(k) Plan

        Effective January 19, 2005, Patriot Bank adopted the Patriot 401(k) Plan. Employees are eligible to participate when they have attained the age of 21 and completed 60 days of service. Employees may elect to have a portion, subject to annual IRS dollar limits, of their compensation contributed to the Patriot 401(k) Plan on a pre-tax basis. At the direction of the Patriot board, Patriot may match a percentage of employee contributions and/or make an additional discretionary contribution to be allocated to participants relative to compensation. Patriot made contributions of $322,570 to the Patriot 401(k) Plan during the year ended December 31, 2013. No contributions were made to the Patriot 401(k) Plan by Patriot during the year ended December 31, 2012. Patriot 401(k) Plan expenses of approximately $4,714 and $4,200 were paid by Patriot during 2013 and 2012, respectively.

NOTE 16: Fair Value Measurements

        Authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        Authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

  Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

  Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  Level 3 Inputs—Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

        A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While Patriot's management believes Patriot's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        Securities available for sale—Securities classified as available for sale are reported at fair value utilizing Level 1 and Level 2 inputs. For these securities, Patriot obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the Treasury Department yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

        Loans held for sale—Loans held for sale are carried at fair value and are classified within Level 2 of the valuation hierarchy. The inputs for valuation of these assets are based on the anticipated sales price of these loans as the loans are usually sold within a few weeks of their origination.

        Impaired loans—Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on internally customized discounting criteria. Impaired loans that are not collateral dependent are valued using Level 3 inputs.

        Derivative financial instruments—Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts. These instruments are valued using Level 2 inputs utilizing valuation models that consider: (a) time value, (b) volatility factors, and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Patriot utilizes counterparties' valuations to assess the reasonableness of its prices and valuation techniques.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

        Foreclosed assets—Foreclosed real estate held for sale is reported at fair value less estimated costs to dispose of the property using Level 2 inputs. The fair values are determined by real estate appraisals using valuation techniques consistent with the market approach using recent sales of comparable properties. In cases where such inputs are unobservable, the balance is reflected within the Level 3 hierarchy.

        The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Investment securities available for sale:
Collateralized mortgage obligations	$—	$63,763,913	$—	$63,763,913
Mortgage-backed securities	—	287,286,186	—	287,286,186
Corporate bonds	—	1,974,340	—	1,974,340
Loans held for sale		23,986,864		23,986,864
Derivative assets (interest rate lock commitments)	—	216,100	—	216,100
Derivative assets (forward sales on loans held for sale)	—	188,759	—	188,759
Derivative assets (interest rate swaps and caps)	—	687,182	—	687,182

Total financial assets	$—	$378,103,344	$—	$378,103,344

Financial liabilities:
Derivative liabilities (interest rate swaps and caps)	$—	$687,182	$—	$687,182

Total financial liabilities	$—	$687,182	$—	$687,182

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

	December 31, 2012
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Investment securities available for sale:
Collateralized mortgage obligations	$—	$61,850,618	$—	$61,850,618
Mortgage-backed securities	—	170,642,294	—	170,642,294
Corporate bonds	—	1,983,980	—	1,983,980
Loans held for sale		48,336,635		48,336,635
Derivative assets (interest rate lock commitments)	—	595,783	—	595,783
Derivative assets (interest rate swaps)	—	1,224,609	—	1,224,609

Total financial assets	$—	$284,633,919	$—	$284,633,919

Financial liabilities:
Derivative liabilities (interest rate swaps)	$—	$1,224,609	$—	$1,224,609
Derivative liabilities (interest rate collar)	—	80,776	—	80,776
Derivative liabilities (forward sales on loans held for sale)	—	57,500	—	57,500

Total financial liabilities	$—	$1,362,885	$—	$1,362,885

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table summarizes financial assets and financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2013 and 2012, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Impaired loans	$—	$20,485,989	$5,112,617	$25,598,606
Nonfinancial assets:
Foreclosed assets	—	25,790,548	—	25,790,548

	December 31, 2012
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Financial assets:
Impaired loans	$—	$21,814,734	$14,383,367	$36,198,101
Nonfinancial assets:
Foreclosed assets	—	49,862,504	—	49,862,504

        During the year ended December 31, 2013, certain impaired loans were remeasured and reported at fair value based upon the fair value of the underlying collateral. Impaired loans with a carrying value

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

of $27,607,885 were reduced by a specific valuation allowance of $2,009,279 as collateral valuations utilizing Level 2 and Level 3 valuation inputs were deemed insufficient. During the year ended December 31, 2012, certain impaired loans were remeasured and reported at fair value based upon the fair value of the underlying collateral. Impaired loans with a carrying value of $36,241,160 were reduced by a specific valuation allowance of $43,059 as collateral valuations utilizing Level 2 and Level 3 valuation inputs were deemed insufficient.

        The following table represents Patriot's Level 3 financial assets, the valuation techniques used to measure the fair value of those financial assets, and the significant unobservable inputs and the ranges of values for those inputs:

	Fair Value at December 31, 2013	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Impaired loans	$5,112,617	Appraisal of collateral	Appraisal adjustment	0 - 50%

	Fair Value at December 31, 2012	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Impaired loans	$14,383,367	Appraisal of collateral	Appraisal adjustment	0 - 20%

        Those financial instruments not subject to the implementation of this guidance are required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The following table summarizes the fair market values of all financial instruments of Patriot at December 31, 2013 and 2012, followed by methods and assumptions that were used by Patriot in estimating the fair value of the classes of financial instruments.

        The estimated fair value amounts of financial instruments have been determined by Patriot using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts Patriot could realize in a current market

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31, 2013
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$7,858,429	$—	$—	$7,858,429	$7,858,429
Interest bearing deposits in banks	17,753,701	—	—	17,753,701	17,753,701
Securities held to maturity	—	2,335,403	—	2,335,403	2,251,954
Restricted investments carried at cost	—	—	4,756,265	4,756,265	4,756,265
Loans receivable, net	—	—	811,271,015	811,271,015	809,651,858
Accrued interest receivable	—	2,596,448	—	2,596,448	2,596,448
Cash surrender value of life insurance	—	1,500,921	—	1,500,921	1,500,921
Financial liabilities:
Deposits	—	1,043,456,689	—	1,043,456,689	1,039,205,793
Advances from FHLB	—	80,001,000	—	80,001,000	80,000,000
Subordinated debentures	—	22,160,000	—	22,160,000	22,166,000
Accrued interest payable	—	2,935,816	—	2,935,816	2,935,816
Accrued dividends payable	—	4,442,509	—	4,442,509	4,442,509

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

	December 31, 2012
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$9,972,138	$—	$—	$9,972,138$	9,972,138
Interest bearing deposits in banks	20,037,501	—	—	20,037,501	20,037,501
Securities held to maturity	—	4,028,722	—	4,028,722	3,871,338
Restricted investments carried at cost	—	—	4,739,165	4,739,165	4,739,165
Loans receivable, net	—	—	832,336,364	832,336,364	801,191,767
Accrued interest receivable	—	2,806,736	—	2,806,736	2,806,736
Cash surrender value of life insurance	—	1,454,472	—	1,454,472	1,454,472
Financial liabilities:
Deposits	—	1,007,096,184	—	1,007,096,184	1,001,303,222
Advances from FHLB	—	57,907,000	—	57,907,000	57,500,000
Subordinated debentures	—	22,160,000	—	22,160,000	22,166,000
Accrued interest payable	—	2,496,911	—	2,496,911	2,496,911
Accrued dividends payable	—	3,023,429	—	3,023,429	3,023,429

        Cash and Cash Equivalents, Interest Bearing Deposits in Banks, Accrued Interest Receivable, Accrued Interest Payable, and Accrued Dividends Payable—The carrying amounts approximate fair value due to the relatively short period of time between the origination of these instruments and their expected realization.

        Securities—The fair value of securities is determined by quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        Restricted Investments Carried at Cost—The carrying value of these investments approximates fair value based on the redemption provisions contained in each.

        Loans—Fair values are estimated by stratifying the loan portfolio into groups of loans with similar financial characteristics. Loans are segregated by type such as real estate, commercial, and consumer, with each category further segmented into fixed and adjustable rate interest terms. For mortgage loans, Patriot uses the secondary market rates in effect for loans that have similar characteristics. The fair value of other fixed rate loans is calculated by discounting scheduled cash flows through the anticipated maturities adjusted for prepayment estimates.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 16: Fair Value Measurements (Continued)

        Adjustable interest rate loans are assumed to approximate fair value because they generally re-price within the short term. Fair values are adjusted for credit risk based on assessment of risk identified with specific loans, and risk adjustments on the remaining portfolio based on credit loss experience. Assumptions regarding credit risk are judgmentally determined using specific borrower information, internal credit quality analysis, and historical information on segmented loan categories for non-specific borrowers.

        Cash surrender value of life insurance—The carrying amount of cash surrender value of life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount Patriot would receive should the policies be surrendered.

        Deposits—The fair value of deposits with no stated maturity, such as checking, passbook, and money market, is equal to the amount payable on demand. The fair value of time certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

        Notes Payable, Advances from FHLB and Subordinated Debentures—The fair value of Patriot's advances and debentures are estimated using discounted cash flow analysis based on the interest rate that would be effective December 31, 2013, if the borrowings re-priced according to their stated terms.

        Off-balance-sheet instruments—Fair values for off-balance-sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The fair values of these financial instruments are considered insignificant. Additionally, those financial instruments have no carrying value.

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities

Derivative Financial Instruments

        Patriot has standalone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on Patriot's statement of financial condition as other assets and other liabilities.

        Patriot is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. Patriot controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. Patriot deals only with primary dealers.

        Derivative instruments are generally either negotiated over-the-counter contracts or standardized contracts executed on a recognized exchange. Negotiated over-the-counter contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

Risk Management Policies—Hedging Instruments

        The primary focus of Patriot's asset/liability management program is to monitor the sensitivity of Patriot's net portfolio value and net income under varying interest rate scenarios to take steps to control its risks. On a quarterly basis, Patriot simulates the net portfolio value and net income expected to be earned over a twelve-month period following the date of simulation. The simulation is based on a projection of market interest rates at varying levels and estimates the impact of such market rates on the levels of interest-earning assets and interest-bearing liabilities during the measurement period. Based upon the outcome of the simulation analysis, Patriot considers the use of derivatives as a means of reducing the volatility of net portfolio value and projected net income within certain ranges of projected changes in interest rates. Patriot evaluates the effectiveness of entering into any derivative instrument agreement by measuring the cost of such an agreement in relation to the reduction in net portfolio value and net income volatility within an assumed range of interest rates.

Interest Rate Risk Management—Derivative Instruments Not Designated as Hedging Instruments

        Certain derivative instruments do not meet the requirements for hedging treatment specified in the accounting guidance. These undesignated derivative instruments are recognized on the consolidated statement of financial condition at fair value, with changes in fair value recorded in current earnings.

Interest Rate Lock Commitments

        Mortgage loan commitments are referred to as derivative loan commitments if the loan that will result from exercise of the commitment will be held for sale upon funding. Patriot enters into commitments to fund residential mortgage loans at specified times in the future, with the intention that these loans subsequently be sold in the secondary market. These commitments are contingent upon the loan meeting underwriting and origination guidelines. If underwriting and origination guidelines are not met, the loan is not originated and the rate lock expires. A mortgage loan commitment binds Patriot to lend funds to a potential borrower at a specified interest rate and within a specified period of time, generally up to 60 days after inception of the rate lock.

        Outstanding derivative loan commitments expose Patriot to the risk that the price of the loans arising from exercise of the loan commitment might decline from inception of the rate lock to funding of the loan due to increases in mortgage interest rates. If interest rates increase, the value of these loan commitments decreases. Conversely, if interest rates decrease, the value of these loan commitments increases.

Interest Rate Swaps

        Beginning in September 2008, Patriot Bank has entered into interest rate swap transactions with its borrowers that have a notional amount based upon the loan amount and maturity terms ranging from one to seven years. Patriot Bank will either receive floating and pay fixed or receive fixed and pay floating depending upon the terms of the agreement and the underlying loan. To achieve a neutral position in these interest rate swap transactions, Patriot Bank enters into another interest rate swap transaction with a counterparty. These mirror transactions have the same notional amount and terms as the original interest rate swap transactions Patriot Bank has with its borrowers. Patriot Bank has

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

analyzed both the original transactions and the mirror transactions and has determined that the transactions do meet fair value hedge accounting standards set forth in the authoritative guidance. Therefore, gains and losses associated with these swap transactions are recorded through interest income.

Interest Rate Caps

        Beginning in December 2013, Patriot Bank has entered into interest rate cap transactions with its borrowers. To achieve a neutral position in these interest rate cap transactions, Patriot Bank enters into another interest rate cap transaction with a counterparty. These mirror transactions have the same notional amount and terms as the original interest rate cap transactions Patriot Bank has with its borrowers. Patriot Bank has analyzed both the original transactions and the mirror transactions and has determined that the transactions do meet fair value hedge accounting standards set forth in the authoritative guidance. Therefore, gains and losses associated with these cap transactions are recorded through interest income.

Interest Rate Collar

        In August 2007, Patriot entered into an interest rate cap that matured in August 2012 and an interest rate floor that matured in February 2013 commonly referred to as a "collar" with a notional amount of $16.5 million. Under this agreement, Patriot purchased an interest rate cap of 6.35% based on LIBOR interest rate and sold an interest rate floor of 5.10% based on LIBOR interest rate. At December 31, 2012, Patriot had a liability of $80,776 to recognize the fair value of the interest derivatives with the offset recorded in interest expense on subordinated debentures.

Forward Loan Sales Commitments

        To protect against the price risk inherent in derivative loan commitments, Patriot utilizes both "mandatory delivery" and "best efforts" forward loan sale commitments to mitigate the risk of potential decreases in the values of loans that would result from the exercise of the derivative loan commitments.

        With a "mandatory delivery" contract, Patriot commits to deliver a certain principal amount of mortgage loans to an investor at a specified price on or before a specified date. If Patriot fails to deliver the amount of mortgages necessary to fulfill the commitment by the specified date, it is obligated to pay a "pair-off" fee, based on then-current market prices, to the investor to compensate the investor for the shortfall.

        With a "best efforts" contract, Patriot commits to deliver an individual mortgage loan of a specified principal amount and quality to an investor if the loan to the underlying borrower closes. Generally, the price the investor will pay the seller for an individual loan is specified prior to the loan being funded (for example, on the same day the lender commits to lend funds to a potential borrower).

Forward Contracts Securities

        Patriot sells forward contracts on securities of Fannie Mae, Freddie Mac, and Ginnie Mae to offset the risk associated with "mandatory delivery" contracts and changes in the fair value of loans held for

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

sale. The forward contracts used to economically hedge the mandatory commitments are accounted for as non-designated hedges and naturally offset mandatory commitment mark-to-market gains and losses recognized as a component of gain on loan sale.

        The following is a summary of the effect of derivative instruments on the consolidated statement of financial condition as of December 31, 2013 and 2012:

	December 31, 2013
	Statement of Financial Condition Location	Notional Amounts	Fair Value
Derivatives not designated as hedging instruments
Forward loan sales commitments	Loans held for sale	$13,412,149	$344,230
Interest rate lock commitments	Other liabilities	9,581,825	216,100
Forward contracts securities	Other assets	15,997,716	188,759
Interest rate swaps	Other assets	59,565,014	674,512
Interest rate swaps	Other liabilities	59,565,014	(674,512)
Interest rate caps	Other assets	7,960,241	12,670
Interest rate caps	Other liabilities	7,960,241	(12,670)

Total derivatives not designated as hedging instruments		$174,042,200	$749,089

	December 31, 2012
	Statement of Financial Condition Location	Notional Amounts	Fair Value
Derivatives not designated as hedging instruments
Forward loan sales commitments	Other assets	$25,241,692	$899,280
Interest rate lock commitments	Other liabilities	19,264,195	—
Forward contracts securities	Other liabilities	24,000,000	(57,500)
Interest rate collar	Other liabilities	16,500,000	(80,776)
Interest rate swaps	Other assets	41,571,351	1,224,609
Interest rate swaps	Other liabilities	41,571,351	(1,224,609)

Total derivatives not designated as hedging instruments		$168,148,589	$761,004

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 17: On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

        The following is a summary of the effect of derivative instruments on the consolidated statement of income:

		Years Ended December 31,
	Statement of Income Location
		2013	2012
Derivatives not designated as hedging instruments
Forward loan sales commitments	Gain/(Loss) on sales of loans	$(683,180)	$796,707
Forward contracts securities	Gain/(Loss) on sales of loans	246,259	89,941
Interest rate collar	Interest expense	(30)	(46,284)

Total derivatives not designated as hedging instruments		$(436,951)	$840,364

NOTE 18: Other Intangible Assets

        A summary of the gross carrying amount and accumulated amortization of other intangible assets follows:

	December 31,
	2013	2012
Other intangible assets:
Core deposits—First State Bank of Honey Grove	$131,467	$131,467
Core deposits—Quadco Bancshares, Inc.	437,545	437,545
Core deposits—Northeast Bancshares, Inc.	1,025,671	1,025,671

	1,594,683	1,594,683
Accumulated amortization	(1,186,324)	(1,026,856)

	$408,359	$567,827

        Amortization expense for each of the years ended December 31, 2013 and 2012 was $159,468. At December 31, 2013, the amortization expense for the next year is expected to be approximately $159,000. For the second year, amortization expense is expected to be approximately $146,000 and for the third and final year, amortization expense is expected to be approximately $103,000.

NOTE 19: Advances from FHLB

        Patriot had outstanding advances from FHLB totaling $80,000,000 and $57,500,000 at December 31, 2013 and 2012, respectively. Such advances had a weighted average interest rate of 0.28% at December 31, 2013 and are secured by substantially all of Patriot's single-family residential mortgage loans. All Federal Home Loan advances are scheduled to mature in 2014.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 20: Subordinated Debentures

        On August 2, 2007, Patriot completed the private placement of $17,011,000 in subordinated debentures to Trust II and injected $15,000,000 of capital into Patriot Bank. Trust II funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $17,011,000. Using interest payments made by Patriot on debentures, Trust II began paying quarterly dividends to preferred security holders on November 2, 2007. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3 Month LIBOR plus 1.80% (2.04% at December 31, 2013); however, the interest rate cannot exceed 11.90%. Dividends on the preferred securities are cumulative and Trust II may defer the payments for up to five years. The preferred securities mature in August 2037 unless Patriot elects and obtains regulatory approval to accelerate the maturity date to as early as August 2, 2012.

        On March 31, 2006, Patriot completed the private placement of $5,155,000 in subordinated debentures to Trust I and injected $3,985,000 of capital into Patriot Bank. Trust I funded the purchase of the subordinated debentures through the sale of trust preferred securities with a liquidation value of $5,155,000. Using interest payments made by Patriot on debentures, Trust I began paying quarterly dividends to preferred security holders on July 7, 2006. The annual percentage rate of the interest payable on the subordinated debentures and distributions payable on the preferred securities is 3 Month LIBOR plus 1.85% (2.09% at December 31, 2013); however, the interest rate cannot exceed 11.90%. Patriot deposited $1,000,000 into an escrow account to guarantee interest payments due under the debenture. The escrow agreement allows for the disbursement of a portion of the funds upon satisfaction of certain capital requirements by Patriot.

        All of the funds have been released from restriction and the escrow account has no remaining balance. Dividends on the preferred securities are cumulative and Trust I may defer the payments for up to five years. The preferred securities mature in July 2036 unless Patriot elects and obtains regulatory approval to accelerate the maturity date to as early as July 7, 2011.

        For the years ended December 31, 2013 and 2012, interest expense on the subordinated debentures was $483,415 and $556,416, respectively. Patriot ceased interest payments on the subordinated debentures in January 2011. Accrued interest payable on the subordinated debentures was $1,482,498 and $999,083 at December 31, 2013 and 2012, respectively.

        Subordinated debt may be included in regulatory Tier 1 capital subject to a limitation that such amounts not exceed 25% of Tier 1 capital. The remainder of subordinated debt is included in Tier II capital. There is no limitation for inclusion of subordinated debt in total risk-based capital and, as such, all subordinated debt was included in total risk-based capital.

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 21: Foreclosed Assets

        Foreclosed assets are presented net of valuation reserve. An analysis of the valuation reserve on foreclosed assets is as follows:

	Year Ended December 31,
	2013	2012
Balance at beginning of year	$460,266	$—
Provision for losses	833,501	460,266
Charge-offs	(541,709)	—
Recoveries	—	—

Balance at end of year	$752,058	$460,266

        Expenses applicable to foreclosed assets include the following:

	Year Ended December 31,
	2013	2012
Net (gain) loss on sales of foreclosed assets	$(3,428,146)	$346,338
Provision for losses and mark to market expenses	833,501	1,900,540
Operating expenses, net of rental income	976,464	3,706,015

Net (revenue) expenses on foreclosed assets	$(1,618,181)	$5,952,893

NOTE 22: Other Comprehensive Income (Loss)

        The tax effects allocated to each component of other comprehensive income (loss) is as follows:

	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
2013
Securities available for sale:
Change in unrealized (loss) gain during the period	$(6,183,600)	$(2,164,260)	$(4,019,340)
Reclassification adjustment for realized gains included in net income	(409,594)	(143,358)	(266,236)

Total other comprehensive loss	$(6,593,194)	$(2,307,618)	$(4,285,576)

2012
Securities available for sale:
Change in unrealized (loss) gain during the period	$1,249,883	$437,459	$812,424
Reclassification adjustment for realized gains included in net income	(112,445)	(39,356)	(73,089)

Total other comprehensive income	$1,137,438	$398,103	$739,335

PATRIOT BANCSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

December 31, 2013 and 2012

NOTE 23: Subsequent Events

        In February 2014, Patriot Bank entered into a conditional lease agreement for a new branch in Rockwall, Texas. This branch, which will replace the Allen branch that closed in the fall of 2013, has an average annual rental expense of approximately $72,000. The lease commences on March 1, 2014 and is for a 64 month term. The opening of this new branch is subject to regulatory approval.

        On February 28, 2014, Patriot Mortgage entered into an Asset Purchase Agreement with RMC and Allecon Mortgage, LP. Under the terms of this Agreement, Patriot Mortgage acquired all furniture, fixtures, and equipment of RMC, prepaid assets consisting of mortgage officer and branch licenses and prepaid bonds, and pipeline and warehouse loans for a purchase price of approximately $650,000.

        Patriot has evaluated all subsequent events through March 24, 2014, the date the consolidated financial statements were available to be issued.

NOTE 24: Supplementary Cash Flow Information

        The following is a summary of supplemental cash flow information:

	Year Ended December 31,
	2013	2012
Interest paid	$12,595,202	$14,263,490
Assets acquired through foreclosure	8,940,226	35,641,738
Income taxes paid	1,810,000	300,000
Loans originated to facilitate sales of foreclosed assets	16,720,150	2,637,780
Available for sale securities purchased, not yet settled	10,070,156	—

ANNEX A

AGREEMENT AND PLAN OF MERGER

among

GREEN BANCORP, INC.,

PANTHER MERGER SUB CORP.

and

PATRIOT BANCSHARES, INC.

Dated as of May 27, 2015

A-i

A-ii

Exhibit A—Form of Patriot Support Agreement
Exhibit B—Form of Green Support Agreement
Exhibit C—New Employment Agreements
Exhibit D—Bank Merger Agreement
Schedule 1.6(a)(i)—TBV Threshold
Schedule 1.6(b)—Preliminary Closing Statement

A-iii

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	A-48
Adjusted TBV	A-3
affiliate	A-57
Aggregate Merger Consideration	A-3
Agreement	A-1
Balance Sheet	A-13
Bank Merger	A-6
Bank Merger Agreement	A-6
Bank Merger Certificates	A-6
Bank Regulatory Applications	A-42
BHC Act	A-9
Book Value	A-3
business day	A-4
Certificate	A-2
certificates	A-7
Certificates of Merger	A-2
Chosen Courts	A-58
Closing	A-56
Closing Date	A-56
Code	A-1
Confidentiality Agreement	A-43
Continuing Employees	A-45
D&O Tail	A-47
Derivative Contract	A-22
Dissenting Share	A-6
Dissenting Shareholder	A-6
DOL	A-17
Effective Time	A-2
Enforceability Exceptions	A-22
Environmental Laws	A-22
ERISA	A-16
Exchange Agent	A-7
Exchange Fund	A-7
Exchange Ratio	A-2
Exchangeable Shares	A-3
FDIC	A-10
Federal Reserve Board	A-12
Final Adjusted TBV	A-4
Final Closing Statement	A-4
Financial Statements	A-13
GAAP	A-3
Governmental Entity	A-12
Green	A-1
Green Bank	A-6
Green Benefit Plans	A-34
Green Certificate	A-26
Green Common Stock	A-2
Green Contract	A-32

A-iv

Page
Green Disclosure Schedule	A-26
Green Equity Awards	A-27
Green ERISA Affiliate	A-34
Green Meeting	A-44
Green Qualified Plans	A-35
Green Regulatory Agreement	A-33
Green Reports	A-29
Green Restricted Stock Award	A-27
Green Stock Options	A-27
Green Stock Plans	A-27
Green Subsidiary	A-27
Green Support Agreements	A-1
Initial Resolution Period	A-5
Integrated Mergers	A-1
Intellectual Property	A-23
Interim Closing Statement	A-4
Interim Financial Statements	A-13
Intermediate HoldCo Merger	A-6
IRS	A-15
Joint Proxy Statement	A-12
knowledge	A-57
Liens	A-11
Loans	A-24
made available	A-57
Material Adverse Effect	A-9
Material Contract	A-20
Materially Burdensome Regulatory Condition	A-42
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merger Sub Bylaws	A-6
Merger Sub Certificate	A-6
Multiemployer Plan	A-17
Multiple Employer Plan	A-17
Neutral Auditor	A-5
New Employment Agreements	A-1
New Plans	A-45
Objection Notice	A-4
OCC	A-12
Patriot	A-1
Patriot Bank	A-6
Patriot Benefit Plans	A-16
Patriot Bylaws	A-10
Patriot Capital Stock	A-10
Patriot Certificate	A-10
Patriot Common Stock	A-2
Patriot Disclosure Schedule	A-9
Patriot Employment Agreement	A-46
Patriot Equity Awards	A-5
Patriot ERISA Affiliate	A-17

A-v

Page
Patriot Indemnified Parties	A-46
Patriot Intermediate HoldCo	A-6
Patriot Leased Properties	A-23
Patriot Meeting	A-44
Patriot Owned Properties	A-23
Patriot Preferred Stock Conversion	A-50
Patriot Preferred Stock Redemption	A-49
Patriot Qualified Plans	A-17
Patriot Real Property	A-23
Patriot Regulatory Agreement	A-21
Patriot Reports	A-13
Patriot Restricted Stock Award	A-5
Patriot Stock Option	A-5
Patriot Stock Plans	A-3
Patriot Subsidiary	A-10
Patriot Support Agreements	A-1
Patriot TRUPS	A-11
Patriot TRUPS Assumption	A-50
PBGC	A-17
Per Patriot Share Cash Consideration	A-3
Permitted Encumbrances	A-23
person	A-57
Preliminary Closing Statement	A-3
Regulatory Agencies	A-13
Representatives	A-48
Requisite Green Vote	A-28
Requisite Patriot Vote	A-12
Requisite Regulatory Approvals	A-43
Restrictive Covenant	A-19
S-4	A-12
SEC	A-12
Securities Act	A-20
SERP Plan	A-46
SRO	A-13
Subsidiary	A-10
Surviving Corporation	A-1
Takeover Statutes	A-24
Tangible Book Value	A-3
Tax	A-16
Tax Return	A-16
Taxes	A-16
TBOC	A-1
Termination Date	A-53
Termination Fee	A-54
Texas Secretary	A-2
Transaction Expenses	A-3

A-vi

AGREEMENT AND PLAN OF MERGER

              AGREEMENT AND PLAN OF MERGER, dated as of May 27, 2015 (this "Agreement"), among Green Bancorp, Inc., a Texas corporation ("Green"), Panther Merger Sub Corp., a Texas corporation and a wholly-owned Subsidiary of Green ("Merger Sub"), and Patriot Bancshares, Inc., a Texas corporation ("Patriot").

W I T N E S S E T H:

              WHEREAS, the Boards of Directors of Green, Merger Sub and Patriot have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which (i) Merger Sub will, subject to the terms and conditions set forth herein, merge with and into Patriot (the "Merger"), so that Patriot is the surviving corporation in the Merger and a wholly-owned Subsidiary of Green, and (ii) immediately thereafter, Patriot will merge (the "Second-Step Merger", and together with the Merger, the "Integrated Mergers") with and into Green, with Green being the surviving corporation (hereinafter sometimes referred to in such capacity as the "Surviving Corporation");

              WHEREAS, for U.S. federal income tax purposes, it is intended that the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury regulation section 1.368-2(g);

              WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Green's willingness to enter into this Agreement, certain shareholders of Patriot have each entered into a support agreement with Green in the form attached as Exhibit A hereto (collectively, the "Patriot Support Agreements") in connection with the Merger;

              WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Patriot's willingness to enter into this Agreement, certain shareholders of Green have each entered into a voting agreement in the form attached as Exhibit B hereto (collectively, the "Green Support Agreements") in connection with the Merger;

              WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to Green's willingness to enter into this Agreement, certain individuals have each entered into their respective employment agreement with Green and/or Green Bank, each set forth on Exhibit C hereto, which shall become automatically effective as of the Effective Time (such agreements collectively, the "New Employment Agreements"); and

              WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

              NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

                             1.1              The Merger.     Subject to the terms and conditions of this Agreement, in accordance with applicable law including the Texas Business Organizations Code (the "TBOC"), at the Effective Time, Merger Sub shall merge with and into Patriot. Patriot shall be the surviving corporation in the Merger, and shall continue its corporate existence under the laws of the State of Texas. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.

                             1.2              Effective Time.     The Merger shall become effective as set forth in the certificate of merger (the "Certificate of Merger") to be filed with the Texas Secretary of State (the "Texas Secretary") on the Closing Date. The term "Effective Time" shall be the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

                             1.3              Effects of the Merger.     At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBOC.

                             1.4              Conversion of Patriot Common Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Green, Merger Sub or Patriot or the holder of any of the following securities:

                                            (a)              Subject to Section 2.2(e), each share of the common stock, par value $0.50 per share, of Patriot issued and outstanding immediately prior to the Effective Time (the "Patriot Common Stock"), except for (i) shares of Patriot Common Stock owned by Patriot as treasury stock or owned by Patriot or Green (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and (ii) any shares held by Dissenting Shareholders (as defined below), shall be converted into the right to receive a number of shares of the common stock, par value $0.01 per share, of Green (the "Green Common Stock") equal to the Aggregate Merger Consideration divided by the Exchangeable Shares (the "Exchange Ratio" and such shares, the "Merger Consideration"). The Exchange Ratio shall be expressed as a number rounded to the nearest four decimal points.

                                            (b)              All of the shares of Patriot Common Stock converted into the right to receive Green Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a "Certificate", it being understood that any reference herein to "Certificate" shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Patriot Common Stock) previously representing any such shares of Patriot Common Stock shall thereafter represent only the right to receive (i) a certificate (or evidence of book-entry as determined by Green in its sole discretion) representing the number of whole shares of Green Common Stock which such shares of Patriot Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Patriot Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Patriot Common Stock shall be exchanged for certificates representing whole shares of Green Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Green Common Stock or Patriot Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

                                            (c)              Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Patriot Common Stock that are owned by Patriot or Green (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of Green or other consideration shall be delivered in exchange therefor.

                             1.5              Green Common Stock.     At and after the Effective Time, each share of (i) capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly and validly issued, fully paid and nonassessable share of the surviving corporation in the Merger and (ii) Green Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

                             1.6              Determination of Exchange Ratio.

                                            (a)              For purposes of this Agreement, the following terms shall have the following meanings:

                                                       (i)       "Aggregate Merger Consideration" shall be equal to 10,757,273 shares of Green Common Stock; provided that the Aggregate Merger Consideration shall be adjusted downward by 0.0824 shares of Green Common Stock for (1) each dollar of cash payable in respect of Patriot Stock Options (as defined below) pursuant to Section 1.7(a), and (2) each dollar the Final Adjusted TBV (as defined below) is less than the amount shown on Schedule 1.6(a)(i) for the month-end with respect to which Adjusted TBV is measured.

                                                       (ii)       "Exchangeable Shares" means the aggregate number of shares of Patriot Common Stock issued and outstanding immediately prior to the Effective Time, including any shares of Patriot Common Stock underlying Patriot Restricted Stock Awards and any shares of Patriot Common Stock issued in connection with the conversion of all of Patriot's outstanding Series D Preferred Stock and Series F Preferred Stock.

                                                       (iii)       "Patriot Stock Plans" means each plan listed on Section 1.6(a)(iii) of the Patriot Disclosure Schedule.

                                                       (iv)       "Per Patriot Share Cash Consideration" means the product of (1) the Exchange Ratio times (2) the average of the closing sale prices of Green Common Stock on the NASDAQ as reported in The Wall Street Journal for the ten (10) full trading days ending on the day preceding the Closing Date.

                                            (b)              Schedule 1.6(b) sets forth a summary consolidated balance sheet of Patriot and its Subsidiaries as of March 31, 2015 (the "Preliminary Closing Statement"), which is derived from the Balance Sheet described in Section 3.6(a) and prepared, with respect to the calculation of Book Value (as defined below) and Tangible Book Value (as defined below), in accordance with United States generally accepted accounting principles ("GAAP") consistently applied. The Preliminary Closing Statement shall set forth (1) the consolidated common shareholders' equity of Patriot and its Subsidiaries (for a given date, the "Book Value") as of March 31, 2015, (2) as of March 31, 2015, the consolidated tangible common shareholders' equity of Patriot and its Subsidiaries (the "Tangible Book Value"), which for a given date shall be equal to the Book Value as of such date, less goodwill, core deposit intangibles and other intangible assets (if any), (3) to the extent not already reflected in the Tangible Book Value whether or not required under GAAP, the sum of (x) all professional fees and expenses, including legal, accounting and investment banking fees and expenses, any supplemental executive retirement plan liability and/or payouts, any change in control and/or severance expenses, any transaction-related success fees, the costs and expenses related to the purchase of the D&O Tail (as defined below), all costs associated with the termination of the Patriot Employment Agreement (as defined below) and SERP Plan (as defined below), and any other transaction-related costs and expenses, in each case, incurred or expected to be incurred by Patriot, its Subsidiaries or otherwise in connection with this Agreement, the Merger and the other transactions contemplated hereby and (y) fifty percent (50%) of the fees, expenses and other costs of the Neutral Auditor as contemplated by Section 1.6(g) below (if any), in the case of each of clauses (x) and (y) on an after-tax basis subject to Schedule 1.6(b) and, for the avoidance of doubt, without duplication (collectively, the "Transaction Expenses"), and (4) as of March 31, 2015 the "Adjusted TBV", which, for a given date, shall equal (i) the Tangible Book Value as of such date, plus (ii) to the extent not already reflected in the Tangible Book Value, the increase in the common shareholders' equity of Patriot as a result of the conversion of the Series D and Series F preferred stock, less (iii) to the extent not already reflected in the Tangible Book Value whether or not required under GAAP, the Transaction Expenses incurred as of such date and/or anticipated to be incurred through the Closing Date; provided that, for the avoidance of doubt, Patriot shall following the date of this Agreement continue to accrue for dividends in respect of Patriot's outstanding cumulative preferred stock through the date of redemption or conversion, as applicable, of such outstanding cumulative preferred stock.

                                            (c)              Not later than ten (10) days after each month-end during the period from the date of this Agreement until the Effective Time, Patriot shall prepare in good faith and deliver to Green an updated Preliminary Closing Statement as of such month-end (each such statement, an "Interim Closing Statement"). Each such Interim Closing Statement shall be prepared in a manner consistent with the Preliminary Closing Statement and each earlier Interim Closing Statement and shall set forth Patriot's estimate of the Book Value and the Tangible Book Value as of such month-end, a breakdown of the Transaction Expenses incurred as of such month-end and/or anticipated to be incurred through the Closing Date and the Adjusted TBV resulting therefrom. In the event Green disputes any part of any Interim Closing Statement (including the Adjusted TBV stated therein), it shall give prompt notice to Patriot of such disputed item or items and Patriot and Green shall cooperate in good faith to resolve such dispute as promptly as possible.

                                            (d)              Not later than ten (10) business days prior to the anticipated Closing Date, Patriot shall prepare in good faith and deliver to Green an updated Preliminary Closing Statement as of the month-end immediately preceding the anticipated Closing Date (such statement, the "Final Closing Statement"); provided, however, that if the Closing Date is anticipated to occur in the first ten (10) days of a calendar month, then the Final Closing Statement shall be prepared as of the month-end of the earlier preceding month (i.e., if the Closing Date is anticipated to occur on August 1, then the Final Closing Statement shall be prepared as of June 30). Such Final Closing Statement shall be prepared in a manner consistent with the Preliminary Closing Statement and the Interim Closing Statements and shall set forth the Book Value and the Tangible Book Value as of the month-end immediately preceding the anticipated Closing Date (or the prior month-end, if applicable), a breakdown of the Transaction Expenses incurred as of such month-end and/or anticipated to be incurred through the Closing Date and the Adjusted TBV resulting therefrom (such Adjusted TBV, the "Final Adjusted TBV"). For purposes of this Agreement, a "business day" shall be any day, other than a Saturday, a Sunday or other day on which national banks in Houston, Texas are required or permitted to be closed.

                                            (e)              Subject to applicable law, Green shall have the right to review, and shall have reasonable access to, all relevant work papers, schedules, memoranda and other documents prepared by Patriot or its Subsidiaries or their respective accountants in connection with Patriot's preparation of the Preliminary Closing Statement, the Interim Closing Statements and the Final Closing Statement, as well as to executive, finance and accounting personnel of Patriot or its Subsidiaries and any other information which Green may reasonably request in connection with its review of the Preliminary Closing Statement, the Interim Closing Statements and the Final Closing Statement; provided that Patriot and its Subsidiaries shall not be required to provide Green access to or to disclose information where such access or disclosure would reasonably be expected to waive the protection of any privilege or the work product doctrine. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                                            (f)              In the event Green disputes the Final Closing Statement (including the Final Adjusted TBV), Green shall, within five (5) business days following the delivery of the Final Closing Statement, give Patriot written notice of its objections thereto (the "Objection Notice"), describing the nature of the dispute in reasonable detail and specifying those items and amounts as to which Green disagrees and, based on the information at its disposal, specifying Green's good faith proposed calculation of Final Adjusted TBV. If Green does not timely deliver an Objection Notice within such five (5) business day period, the Final Adjusted TBV set forth in the Final Closing Statement delivered by Patriot shall be utilized for the calculation of the Aggregate Merger Consideration pursuant to Section 1.6(a) above and, absent fraud, shall be final and binding on all the parties. Any items or amounts set forth in the Final Closing Statement as to which Green does not specifically and timely disagree in the manner set forth above shall be final and binding on all the parties, absent fraud.

                                            (g)              If Green timely delivers an Objection Notice, Green and Patriot shall cooperate in good faith to resolve such dispute; provided, however, that if Green and Patriot cannot resolve the dispute within five (5) business days after the date of the Objection Notice (the "Initial Resolution Period"), Green and Patriot shall appoint KPMG, LLP, or if KPMG, LLP is unwilling or unable to serve in such capacity, such other mutually acceptable independent accounting firm of national or regional reputation (the "Neutral Auditor") to arbitrate the dispute under the rules the Neutral Auditor imposes. The Neutral Auditor shall be limited to addressing only the particular disputes referred to in the Objection Notice, and the Neutral Auditor's resolution of any disputed item shall be no greater than the higher amount, and no less than the lower amount, calculated or proposed by Green and Patriot with respect to such disputed item, as the case may be. Upon reaching its determination of the Final Adjusted TBV, the Neutral Auditor shall deliver a copy of its calculation of the Final Adjusted TBV to Green and Patriot. The determination of the Neutral Auditor shall be made within twenty (20) days after its engagement (which engagement shall be made no later than five (5) days after the end of the Initial Resolution Period) and, absent fraud, shall be final and binding on all the parties. No party or its affiliates shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the final decision of the Neutral Auditor as to the determination of the Final Adjusted TBV. Fifty percent (50%) of the aggregate fees, expenses and costs of the Neutral Auditor shall be borne by Green, and the other fifty percent (50%) of such fees, expenses and costs shall be reflected in Transaction Expenses as contemplated by Section 1.6(b). For the avoidance of doubt, the dispute resolution process contemplated by Section 1.6(f) and (g) shall be only to determine the disputed items reflected on the Final Closing Statement and necessary to the calculation of the Final Adjusted TBV as of the applicable month-end, regardless of the date on which the Neutral Auditor delivers its calculation.

                             1.7              Treatment of Patriot Equity Awards.

                                            (a)              At the Effective Time, each option granted by Patriot to purchase shares of Patriot Common Stock under a Patriot Stock Plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a "Patriot Stock Option") shall fully vest and shall be cancelled and converted automatically into the right to receive an amount in cash, without interest, equal to the product of (i) the number of shares of Patriot Common Stock subject to such Patriot Stock Option multiplied by (ii) the excess, if any, of the Per Patriot Share Cash Consideration over the exercise price per share of Patriot Common Stock, less applicable tax withholdings. Any Patriot Stock Option that has an exercise price per share of Patriot Common Stock that is greater than or equal to the Per Patriot Share Cash Consideration shall be cancelled in exchange for no consideration.

                                            (b)              At the Effective Time, each award in respect of a share of Patriot Common Stock subject to vesting, repurchase or other lapse restriction granted under a Patriot Stock Plan that is outstanding immediately prior to the Effective Time (a "Patriot Restricted Stock Award", and together with the Patriot Stock Options, the "Patriot Equity Awards") shall fully vest and shall be cancelled and converted automatically into the right to receive the Merger Consideration in respect of each share of Patriot Common Stock underlying such Patriot Restricted Stock Award. Green or Patriot shall be entitled to satisfy any withholding tax obligation by withholding a number of shares or requiring the employee to pay such withholding taxes in cash, at Green's or Patriot's option.

                                            (c)              Green shall take all corporate action necessary to issue a sufficient number of shares of Green Common Stock with respect to the settlement of Patriot Restricted Stock Awards contemplated by this Section 1.7.

                                            (d)              At or prior to the Effective Time, Patriot, the Board of Directors of Patriot and its compensation committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.7, and to ensure that following the Effective Time, there are no obligations with respect to Patriot Equity Awards other than as set forth in this Section 1.7.

                             1.8              Certificate of Formation of Surviving Corporation.     At the Effective Time, the certificate of formation of Merger Sub (the "Merger Sub Certificate"), as in effect at the Effective Time, shall be the certificate of formation of the surviving corporation in the Merger until thereafter amended in accordance with applicable law.

                             1.9              Bylaws of Surviving Corporation.     At the Effective Time, the bylaws of Merger Sub (the "Merger Sub Bylaws"), as in effect immediately prior to the Effective Time, shall be the bylaws of the surviving corporation in the Merger until thereafter amended in accordance with applicable law.

                             1.10              Directors and Officers.     At and immediately after the Effective Time, the directors and officers of the surviving corporation in the Merger shall consist of the directors and officers of Merger Sub in office immediately prior to the Effective Time until their respective successor are duly elected or appointed and qualified.

                             1.11              Tax Consequences.     For U.S. federal income Tax purposes, (i) the parties intend that (x) the Integrated Mergers shall together be treated as a single integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code and (y) Green, Merger Sub and Patriot shall each be a party to such reorganization within the meaning of Section 368(b) of the Code, and (ii) this Agreement is intended to be, and is hereby adopted as, a "plan of reorganization" for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury regulation Section 1.368-2(g).

                             1.12              Intermediate HoldCo and Bank Mergers.     Immediately following the Integrated Mergers (i) Patriot Texas Holdings, Inc. ("Patriot Intermediate HoldCo"), a Texas corporation and a wholly-owned Subsidiary of Patriot, will merge with and into Green, with Green being the surviving corporation (the "Intermediate HoldCo Merger") and (ii) Patriot Bank ("Patriot Bank"), a Texas chartered state non-member bank and a wholly-owned Subsidiary of Patriot, will merge (the "Bank Merger") with and into Green Bank, N.A. a national banking association and a wholly-owned Subsidiary of Green ("Green Bank"). Green Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Patriot Bank shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. On the date of this Agreement, Green Bank and Patriot Bank entered into the agreement and plan of merger attached hereto as Exhibit D (the "Bank Merger Agreement"). Patriot and Patriot Intermediate HoldCo shall cause Patriot Bank and Green shall cause Green Bank, to consummate the Bank Merger by filing such documents and certificates as are necessary to make the Bank Merger effective ("Bank Merger Certificates") immediately following the Effective Time.

                             1.13              Dissenting Shareholders.     Notwithstanding anything in this Agreement to the contrary, each outstanding share of Patriot Common Stock the holder of which has perfected his appraisal rights under applicable law including the terms and provisions of Subchapter H of Chapter 10 of the TBOC (each a "Dissenting Shareholder" and each such share, a "Dissenting Share") shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; provided, however, in the event that a holder of Patriot Common Stock fails to perfect, withdraws or otherwise loses any such right or remedy granted by the Subchapter H of Chapter 10 of the TBOC, each share of Patriot Common Stock held by such shareholder shall be converted into and represent only the right to receive the Merger Consideration. Patriot shall give Green prompt notice upon receipt by Patriot of any demands for payment of the value of such shares of Patriot Common Stock and of withdrawals of such notice and any other instruments provided pursuant to applicable law, and Green shall have the right to direct all negotiations and proceedings with respect to any such demands. Patriot shall not, except with the prior written consent of Green, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under applicable law. Any payments made in respect of shares held by a Dissenting Shareholder shall be made by the Surviving Corporation.

ARTICLE II

EXCHANGE OF SHARES

                             2.1              Green to Make Shares Available.     At or prior to the Effective Time, Green shall deposit, or shall cause to be deposited, with an exchange agent designated by Green and reasonably acceptable to Patriot (the "Exchange Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, certificates or, at Green's option, evidence of shares in book entry form (collectively, referred to herein as "certificates"), representing the shares of Green Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of Green Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Patriot Common Stock.

                             2.2              Exchange of Shares.

                                            (a)              As promptly as practicable after the Effective Time, but in no event later than 10 days thereafter, Green shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Patriot Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive Green Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Green Common Stock and any cash in lieu of fractional shares which the shares of Patriot Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b), if any. Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Green Common Stock to which such holder of Patriot Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Subject to applicable law in the case of shares held by Dissenting Shareholders, until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Green Common Stock which the shares of Patriot Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

                                            (b)              No dividends or other distributions declared with respect to Green Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Green Common Stock which the shares of Patriot Common Stock represented by such Certificate have been converted into the right to receive.

                                            (c)              If any certificate representing shares of Green Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Green Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

                                            (d)              After the Effective Time, there shall be no transfers on the stock transfer books of Patriot of the shares of Patriot Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of Green Common Stock as provided in this Article II.

                                            (e)              Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Green Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Green Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Green. In lieu of the issuance of any such fractional share, after aggregating all shares converted with respect to such former shareholder of Patriot, Green shall pay to each former shareholder of Patriot who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Green Common Stock on the NASDAQ as reported in The Wall Street Journal for the ten (10) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Green Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.

                                            (f)              Any portion of the Exchange Fund that remains unclaimed by the shareholders of Patriot for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Patriot who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Green Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Green Common Stock deliverable in respect of each former share of Patriot Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Green, Patriot, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Patriot Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

                                             (g)               Each of Green and Merger Sub shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Green Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement (including Patriot Equity Awards) to any person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld (which may be withheld through withholding of shares of Green Common Stock) by Green, Merger Sub or the Exchange Agent, as the case may be, and paid over to the appropriate governmental authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which the deduction and withholding was made by Green, Merger Sub or the Exchange Agent, as the case may be.

                                             (h)               In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Green, the posting by such person of a bond in such amount as Green may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Green Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PATRIOT

              Except as disclosed in the disclosure schedule delivered by Patriot to Green concurrently herewith (the "Patriot Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Patriot Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Patriot that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Patriot hereby represents and warrants to Green as follows:

                             3.1              Corporate Organization.

                                            (a)              Patriot is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended ("BHC Act"). Patriot has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Patriot is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Patriot. As used in this Agreement, the term "Material Adverse Effect" means, with respect to Green, Patriot or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) the expenses incurred by Patriot or Green in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement or (F) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Green or Patriot, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally; except, with respect to subclauses (A), (B), (C) or (F), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word "Subsidiary" when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions.

              True and complete copies of the Articles of Incorporation (as amended) of Patriot (the "Patriot Certificate") and the Amended and Fifth Restated Bylaws (the "Patriot Bylaws"), as in effect as of the date of this Agreement, have previously been made available by Patriot to Green.

                                            (b)              Except as set forth in Section 3.1(b) of the Patriot Disclosure Schedule, each Subsidiary of Patriot (a "Patriot Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Patriot and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Patriot to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Patriot that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the Patriot Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Patriot as of the date hereof.

                             3.2              Capitalization.

                                            (a)              The authorized capital stock of Patriot consists of 500,000,000 shares of Patriot Common Stock, par value $0.50 per share, and 40,000,000 shares of preferred stock, par value $0.50 per share (collectively, "Patriot Capital Stock"). As of the date of this Agreement, there are (i) 120,465,459 shares of Patriot Common Stock issued and outstanding, which number includes 775,000 shares of Patriot Common Stock granted in respect of outstanding Patriot Restricted Stock Awards, (ii) zero shares of Patriot Common Stock held in treasury, (iii) 6,686,165 shares of

Patriot Common Stock reserved for issuance upon the exercise of outstanding Patriot Stock Options, (iv) 26,038 shares of Series B Preferred Stock, 1,302 shares of Series C Preferred Stock, 1,200,001 shares of Series D Preferred Stock and 10,687,500 shares of Series F Preferred Stock issued and outstanding, and (v) no other shares of capital stock or other voting securities of Patriot issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Patriot Common Stock and Patriot preferred stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Patriot may vote. As of the date hereof, Patriot has guaranteed and there are $5,000,000 of Patriot Bancshares Capital Trust I trust preferred securities and $16,500,000 Patriot Bancshares Capital Trust II trust preferred securities issued and outstanding (the "Patriot TRUPS"). Other than Patriot Stock Options issued prior to the date of this Agreement, except as disclosed in Section 3.2(a) of the Patriot Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Patriot to issue, transfer, sell, purchase, redeem or otherwise acquire, any securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Patriot Common Stock or other equity interests of Patriot, other than the Support Agreements. Section 3.2(a) of the Patriot Disclosure Schedule sets forth a true, correct and complete list of all (i) issued and outstanding Patriot Capital Stock (and the holders thereof) and (ii) Patriot Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Patriot Equity Award, (C) the grant date of each such Patriot Equity Award, (D) the Patriot Stock Plan under which such Patriot Equity Award was granted, (E) the exercise price for each such Patriot Equity Award that is a Patriot Stock Option, and (F) the expiration date for each such Patriot Equity Award that is a Patriot Stock Option. Other than the Patriot Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Patriot or any of its Subsidiaries) are outstanding.

                                            (b)              Patriot owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Patriot Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Patriot Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

                             3.3              Authority; No Violation.

                                            (a)              Patriot has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Patriot. The Board of Directors of Patriot has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Patriot and its shareholders, approves the plan of merger, recommends that the plan of merger be approved by Patriot's shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Patriot's shareholders for adoption at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the adoption of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Patriot Common Stock (the "Requisite Patriot Vote"), no other corporate proceedings on the part of Patriot are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Patriot and (assuming due authorization, execution and delivery by Green) constitutes a valid and binding obligation of Patriot, enforceable against Patriot in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).

                                            (b)              Neither the execution and delivery of this Agreement by Patriot nor the consummation by Patriot of the transactions contemplated hereby, nor compliance by Patriot with any of the terms or provisions hereof, will (i) violate any provision of the Patriot Certificate or the Patriot Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Patriot or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Patriot or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Patriot or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Patriot.

                                            (c)              Patriot Bank has adopted the Bank Merger Agreement, Patriot Intermediate HoldCo, as the sole shareholder of Patriot Bank, shall, promptly hereafter, approve, ratify and confirm the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Patriot Bank.

                             3.4              Consents and Approvals.     Except for (i) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the "OCC") in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Texas Department of Banking under the Texas Finance Code, and approval of such applications, filings and notices, (iv) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of Patriot's and Green's shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the "Joint Proxy Statement"), and of the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by Green in connection with the transactions contemplated by this Agreement (the "S-4") and declaration of effectiveness of the S-4, (v) the filing of the Certificate of Merger with the Texas Secretary pursuant to the TBOC and the filing of the Bank Merger Certificates, and (vi) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Green Common Stock pursuant to this Agreement and the approval of the listing of such Green Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined below) (each a "Governmental Entity") are necessary in connection with (A) the execution and delivery by Patriot of this Agreement or (B) the consummation by Patriot of the Merger and the other transactions contemplated hereby (including the Bank Merger).

                             3.5              Reports.    Patriot and each of its Subsidiaries have timely filed all materials, reports, registrations, documents, filings, statements, and submissions together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with (i) any state regulatory authority including the Texas Department of Banking, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the OCC, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an "SRO") ((i)—(vii), collectively "Regulatory Agencies"), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency (the foregoing, collectively, the "Patriot Reports"), and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Patriot Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Patriot. As of their respective filing dates, the Patriot Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be. The Patriot Reports, including the documents incorporated by reference in each of them, each contained all of the information required to be included in it, and such Patriot Report did not, as of its date, or if amended prior to the date of this Agreement, as of the date of such amendment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it not misleading. Except as set forth on Section 3.5 of the Patriot Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Patriot and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Patriot, investigation into the business or operations of Patriot or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigation would not reasonably be expected to be, either individually or in the aggregate, material to Patriot and its Subsidiaries, taken as a whole, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Patriot or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Patriot or any of its Subsidiaries since January 1, 2013, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Patriot. Patriot and its Subsidiaries have fully resolved all "matters requiring attention," "matters requiring immediate attention" or similar items as identified by any such Governmental Entity.

                             3.6              Financial Statements.

                                            (a)              A true and complete copy of the audited consolidated balance sheet of Patriot and its Subsidiaries as at December 31, 2012, December 31, 2013 and December 31, 2014, and the related audited consolidated statements of operations, shareholders' equity, and cash flows of Patriot and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of Patriot's independent auditors (collectively referred to as the "Financial Statements") and the unaudited consolidated balance sheet of Patriot and its Subsidiaries as at March 31, 2015 (the "Balance Sheet"), and the related consolidated statements of operations, shareholders' equity and cash flows of Patriot and its Subsidiaries, together with all related notes and schedules thereto (collectively referred to as the "Interim Financial Statements"), are attached hereto as 3.6(a) of the Patriot Disclosure Schedule. Each of the Financial Statements, the Interim Financial Statements and the financial statements to be prepared by Patriot after the date of this Agreement (i) has been, or will be, prepared based on the books and records of Patriot and its Subsidiaries (except as may be indicated in the notes thereto), (ii) has been, or will be, prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (iii) fairly presents, or will fairly present, in all material respects, the consolidated financial position, results of operations, cash flows and changes in shareholder's equity of Patriot and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein and subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments and the absence of notes that will not, individually or in the aggregate, be material. The books and records of Patriot and its Subsidiaries in all material respects have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect only actual transactions. Patriot's independent auditor has not resigned or been dismissed as independent public accountants of Patriot as a result of or in connection with any disagreements with Patriot on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

                                            (b)              The records, systems, controls, data and information of Patriot and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Patriot or its Subsidiaries or their accountants (including all means of access thereto and therefrom). Patriot (i) keeps books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Patriot and its Subsidiaries, and (ii) maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management's general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management's general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                                            (c)              Since January 1, 2013, (i) neither Patriot nor any of its Subsidiaries, nor, to the knowledge of Patriot, any director, officer, auditor, accountant or representative of Patriot or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Patriot or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Patriot or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Patriot or any of its Subsidiaries, whether or not employed by Patriot or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Patriot or any of its officers, directors, employees or agents to the Board of Directors of Patriot or any committee thereof or to the knowledge of Patriot, to any director or officer of Patriot.

                             3.7              No Undisclosed Liabilities.     Neither Patriot nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (a) reflected or reserved against on the Balance Sheet, (b) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet or (c) that are not, individually or in the aggregate, material to Patriot and its Subsidiaries, taken as a whole.

                             3.8              Broker's Fees.     With the exception of the engagement of Keefe, Bruyette & Woods, Inc. listed in Section 3.8 of the Patriot Disclosure Schedule, neither Patriot nor any Patriot Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement. Patriot has disclosed to Green as of the date hereof the aggregate fees provided for in connection with the engagement by Patriot of Keefe, Bruyette & Woods, Inc., related to the Merger and the other transactions contemplated hereunder.

                             3.9              Absence of Certain Changes or Events.     Since January 1, 2015: (a) Patriot and its Subsidiaries have conducted their businesses, in all material respects, only in the ordinary course consistent with past practice; (b) there has not been any fact, event, change, occurrence, condition, development, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Patriot; and (c) except as set forth in Section 3.9(c) of the Patriot Disclosure Schedule, none of Patriot or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.2(a)-5.2(s).

                             3.10              Legal Proceedings.

                                            (a)              Except as would not reasonably be expected to result in a Material Adverse Effect on Patriot, neither Patriot nor any of its Subsidiaries is a party to any, and there are no pending or, to Patriot's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Patriot or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

                                            (b)              There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Patriot, any of its Subsidiaries or the assets of Patriot or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to Patriot and its Subsidiaries, taken as a whole.

                             3.11              Taxes and Tax Returns.

                                            (a)              Each of Patriot and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

                                            (b)              All material Taxes of Patriot and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the Financial Statements and on the Interim Financial Statements. Each of Patriot and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

                                            (c)              Neither Patriot nor any of its Subsidiaries has granted any extension or waiver of any statute of limitation period applicable to any material Tax that remains in effect. The U.S. federal income Tax Returns of Patriot and its Subsidiaries for all years to and including 2010 have been examined by the Internal Revenue Service (the "IRS") or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.

                                            (d)              No claim has been made in writing by any Governmental Entity in a jurisdiction where Patriot or any of its Subsidiaries does not file Tax Returns that Patriot or such subsidiary is or may be subject to taxation by that jurisdiction.

                                            (e)              There are no Liens for Taxes on any of the assets of Patriot or any of its Subsidiaries other than Liens for Taxes not yet due and payable.

                                            (f)              Neither Patriot nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Patriot and its Subsidiaries or the assets of Patriot and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserve have not been established.

                                            (g)              With respect to any taxable year (or portion thereof) beginning on or after January 1, 2010 and ending on the Closing Date, neither Patriot nor any of its Subsidiaries (i) has made or is required to make any change in accounting methods or (ii) received or sought a private letter ruling, closing agreement or gain recognition agreement with respect to Taxes.

                                            (h)              Neither Patriot nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

                                            (i)              Neither Patriot nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Patriot and its Subsidiaries). Neither Patriot nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Patriot was the common parent) or (B) has any liability for the Taxes of any person (other than Patriot or any of its Subsidiaries) arising from the application of Treasury regulation Section 1.1502-6, or any similar provision of state, local or foreign law, as a transferee or successor, by contract or otherwise.

                                            (j)              Neither Patriot nor any of its Subsidiaries has distributed stock to another Person, or has its stock distributed by another Person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Sections 355 of the Code.

                                            (k)              Neither Patriot nor any of its Subsidiaries has engaged in any "reportable transaction" within the meaning of Treasury Regulation section 1.6011-4(b)(1).

                                            (l)              Neither Patriot nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

                                            (m)              As used in this Agreement, the term "Tax" or "Taxes" means all U.S. federal, state and local, and foreign taxes, fees assessments or other charges of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties related thereto.

                                            (n)              As used in this Agreement, the term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

                             3.12              Employees.

                                            (a)              Section 3.12(a) of the Patriot Disclosure Schedule lists all Patriot Benefit Plans. For purposes of this Agreement, "Patriot Benefit Plans" means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Patriot or any Subsidiary or any trade or business of Patriot or any of its Subsidiaries, whether or not incorporated, all of which together with Patriot would be deemed a "single employer" within the meaning of Section 4001 of ERISA (a "Patriot ERISA Affiliate"), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Patriot or any of its Subsidiaries or any Patriot ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Patriot or any of its Subsidiaries or any Patriot ERISA Affiliate.

                                            (b)              Patriot has heretofore made available to Green true and complete copies of each of the Patriot Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any Patriot Benefit Plan, (ii) where any Patriot Benefit Plan has not been reduced to writing, a written summary of all material plan terms, (iii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years and summary annual reports, with schedules and financial statements attached, (iv) the most recently received IRS determination letter, if any, relating to a Patriot Benefit Plan, (v) the most recently prepared actuarial report for each Patriot Benefit Plan (if applicable) for each of the last two years and (vi) copies of material notices, letters or other correspondence with the IRS, U.S. Department of Labor (the "DOL") or Pension Benefit Guarantee Corporation (the "PBGC").

                                            (c)              Each Patriot Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Within the past three (3) years, neither Patriot nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Patriot Benefit Plan, and neither Patriot nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

                                            (d)              Section 3.12(d) of the Patriot Disclosure Schedule identifies each Patriot Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "Patriot Qualified Plans"). The IRS has issued a favorable determination letter with respect to each Patriot Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Patriot, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Patriot Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Patriot Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

                                            (e)              Each Patriot Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

                                            (f)              None of Patriot nor any of its Subsidiaries nor any Patriot ERISA Affiliate has in the last six years contributed or has been obligated to contribute to any "employee pension plans" as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code.

                                            (g)              None of Patriot nor its Subsidiaries nor any Patriot ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), and none of Patriot and its Subsidiaries nor any Patriot ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

                                            (h)              Except as set forth in Section 3.12(h) of the Patriot Disclosure Schedule, neither Patriot nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or retiree health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

                                            (i)              All contributions required to be made to any Patriot Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Patriot Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Patriot.

                                            (j)              There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Patriot's knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Patriot Benefit Plans, any fiduciaries thereof with respect to their duties to the Patriot Benefit Plans or the assets of any of the trusts under any of the Patriot Benefit Plans that could reasonably be expected to result in any material liability of Patriot or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Patriot Benefit Plan or any other party.

                                            (k)              None of Patriot and its Subsidiaries nor any Patriot ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Patriot Benefit Plans or their related trusts, Patriot, any of its Subsidiaries, any Patriot ERISA Affiliate or any person that Patriot or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

                                            (l)              Except as set forth in Section 3.12(l) of the Patriot Disclosure Schedule, neither the execution and delivery of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Patriot or any of its Subsidiaries, or result in any limitation on the right of Patriot or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Patriot Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Patriot or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code. Neither Patriot nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Patriot or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

                                            (m)              No Patriot Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. Patriot has made available to Green true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

                                             (n)               There are no pending or, to Patriot's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Patriot or any of its Subsidiaries, or any strikes or other material labor disputes against Patriot or any of its Subsidiaries. Neither Patriot nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Patriot or any of its Subsidiaries and, to the knowledge of Patriot, there are no organizing efforts by any union or other group seeking to represent any employees of Patriot or any of its Subsidiaries and no employees of Patriot or any of its Subsidiaries are represented by any labor organization.

                                             (o)               To the knowledge of Patriot, no current or former employee or independent contractor of Patriot or any of its Subsidiaries is in violation in any material respect of any term of any restrictive covenant obligation, including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation, ("Restrictive Covenant") or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation: (i) to Patriot or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for Patriot or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

                                             (p)               Patriot is in compliance with all restrictions imposed under Section 111 of the Emergency Economic Stabilization Act of 2008, as amended and the Interim Final Rule promulgated pursuant thereto.

                             3.13              Compliance with Applicable Law.     Patriot and each of its Subsidiaries hold, and have at all times since January 1, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Patriot, and to the knowledge of Patriot no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Patriot and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Patriot or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Patriot Bank has a Community Reinvestment Act rating of "satisfactory" or better. Without limitation, none of Patriot, or its Subsidiaries, or to the knowledge of Patriot, any director, officer, employee, agent or other person acting on behalf of Patriot or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Patriot or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Patriot or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the

Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Patriot or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Patriot or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Patriot or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Patriot or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

                             3.14              Certain Contracts.

                                            (a)              Section 3.14 of the Patriot Disclosure Schedule lists each of the following types of contracts to which Patriot or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound:

                                                       (1)       any contract that would be required to be filed by Patriot as a "material contract" pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act of 1933, as amended (the "Securities Act"), or disclosed by Patriot on a Current Report on Form 8-K if Patriot was required to file such reports under applicable Law;

                                                       (2)       any contract that limits the ability of Patriot or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or, to Patriot's knowledge, upon consummation of the Merger will materially restrict the ability of Green or any of its Affiliates to engage in any line of business in which a financial holding company may lawfully engage;

                                                       (3)       any contract that obligates Patriot or its Subsidiaries (or, following the consummation of the transactions contemplated hereby, Green and its Subsidiaries) to conduct business with any third party on an exclusive or preferential basis, or that grants any Person other than Patriot or any of its Subsidiaries "most favored nation" status or similar rights;

                                                       (4)       any contract to which any Affiliate, officer, director, employee, independent contractor or consultant of Patriot is a party or beneficiary (except with respect to loans to, or deposits from, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

                                                       (5)       any contract that limits the payment of dividends by Patriot or any of its Subsidiaries;

                                                       (6)       any contract with respect to the formation, creation, operation, management or control of a joint venture, partnership, limited liability company or other similar agreement or arrangement;

                                                       (7)       any contract relating to material indebtedness of Patriot;

                                                       (8)       any contract that by its terms calls for annual payments or receipt by Patriot and its Subsidiaries under such contract of more than $100,000;

                                                       (9)       any contract that provides for potential indemnification payments by Patriot or any of its Subsidiaries or the potential obligation of Patriot or any of its Subsidiaries to repurchase Loans;

                                                       (10)       any contract that is material to Patriot's and its Subsidiaries' balance sheets or their financial conditions or results of operations;

                                                       (11)       any contract that provides any rights to investors in Patriot, including registration, preemptive or anti-dilution rights or rights to designate members of or observers to Patriot's or any of its Subsidiaries' Board of Directors;

                                                       (12)       any contract that is a data processing, software programming or licensing contract involving the payment of more than $100,000 per annum;

                                                       (13)       any contract that requires a consent to or otherwise contains a provision relating to a "change of control," or that would or would reasonably be expected to prevent, materially delay or impair the consummation of the transactions contemplated by this Agreement;

                                                       (14)       any Patriot Benefit Plan, including any contract with any professional employer organization providing employees and services to Patriot or any of its Subsidiaries;

                                                       (15)       any contract in respect of any (i) owned real property or (ii) leased premises with respect to which Patriot or any of its Subsidiaries is either a landlord or tenant (or subtenant); or

                                                       (16)       any contract not of the type described in clauses (1) through (15) above and which involved the payments by, or to, Patriot or any of its Subsidiaries in the fiscal year ended December 31, 2014, or which could reasonably be expected to involve such payments during the fiscal year ending December 31, 2015, of more than $100,000 (other than pursuant to Loans originated or purchased by Patriot or any of its Subsidiaries in the ordinary course of business consistent with past practice).

    Each Contract of the type described in clauses (1) through (16) is referred to herein as a "Patriot Contract." A true and complete copy of each Patriot Contract has been made available to Green prior to the date hereof.

                                            (b)              Each Patriot Contract is valid and binding on Patriot or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Patriot. Patriot and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Patriot Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Patriot. To Patriot's knowledge each third-party counterparty to each Patriot Contract has in all material respects performed all obligations required to be performed by it to date under such Patriot Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Patriot, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Patriot or any of its Subsidiaries under any such Patriot Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Patriot.

                             3.15              Agreements with Regulatory Agencies.     Except as set forth on Section 3.15 of the Patriot Disclosure Schedule, neither Patriot nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Patriot Disclosure Schedule, a "Patriot Regulatory Agreement"), nor has Patriot or any of its

Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Patriot Regulatory Agreement. Patriot and its Subsidiaries are in compliance in all material respects with each Regulatory Agreement to which it is a party or subject. Patriot and its Subsidiaries have not received any notice from any Governmental Entity indicating that Patriot or its Subsidiaries is not in compliance in any material respect with any Regulatory Agreement.

                             3.16              Risk Management Instruments.     All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements (each, a "Derivative Contract"), whether entered into for the account of Patriot, any of its Subsidiaries or for the account of a customer of Patriot or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Patriot or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the "Enforceability Exceptions")), and are in full force and effect. Patriot and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Patriot's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. Each such Derivative Contract has been reflected in the books and records of Patriot and such Subsidiaries in accordance with GAAP consistently applied. Each Derivative Contract is evidenced by customary and appropriate documentation (including an ISDA master agreement and long-form confirmation).

                             3.17              Environmental Matters.     Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Patriot, Patriot and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, "Environmental Laws"). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of Patriot any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Patriot or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against Patriot, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Patriot. To the knowledge of Patriot, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Patriot. Patriot is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Patriot.

                             3.18              Investment Securities and Commodities.

                                            (a)              Each of Patriot and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Patriot or its Subsidiaries. Such securities and commodities are valued on the books of Patriot in accordance with GAAP in all material respects.

                                            (b)              Patriot and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Patriot believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, Patriot has made available to Green the material terms of such policies, practices and procedures.

                             3.19              Real Property.     Patriot or a Patriot Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the Patriot Reports as being owned by Patriot or a Patriot Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "Patriot Owned Properties"), free and clear of all material Liens, except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, "Permitted Encumbrances"), and is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Patriot Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the "Patriot Leased Properties" and, collectively with the Patriot Owned Properties, the "Patriot Real Property"), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Patriot's knowledge, the lessor. There are no pending or, to the knowledge of Patriot, threatened condemnation proceedings against the Patriot Real Property.

                             3.20              Intellectual Property.     Patriot and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on Patriot: (i) (A) the use of any Intellectual Property by Patriot and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Patriot or any Patriot Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to Patriot that Patriot or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of Patriot or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Patriot or its Subsidiaries, and (iii) neither Patriot nor any Patriot Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by Patriot or any Patriot Subsidiary, and Patriot and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Patriot and its Subsidiaries. For purposes of this Agreement, "Intellectual Property" means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and

registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

                             3.21              Related Party Transactions.     Except as set forth in Section 3.21 of the Patriot Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Patriot or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of Patriot or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Patriot Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of Patriot) on the other hand, except those of a type available to employees of Patriot or its Subsidiaries generally.

                             3.22              State Takeover Laws.     The Board of Directors of Patriot has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Subchapter M of Chapter 21 of the TBOC and any similar "moratorium," "control share," "fair price," "takeover" or "interested shareholder" law (any such laws, "Takeover Statutes").

                             3.23              Reorganization.    Patriot has not taken any action, and is not aware of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

                             3.24              Opinion.    Prior to the execution of this Agreement, the board of directors of Patriot has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Patriot Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

                             3.25              Patriot Information.     The information relating to Patriot and its Subsidiaries which is provided by Patriot or its representatives for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Green or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

                             3.26              Loan Portfolio.

                                            (a)              As of the date hereof, except as set forth in Section 3.26(a) of the Patriot Disclosure Schedule, neither Patriot nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") in which Patriot or any Subsidiary of Patriot is a creditor which as of March 31, 2015, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of March 31, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Patriot or any of its Subsidiaries, or to the knowledge of Patriot, any affiliate of any of the foregoing. Set forth in Section 3.26(a) of the Patriot Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Patriot and its Subsidiaries that, as of March 31, 2015, were classified by Patriot as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Patriot or any of its Subsidiaries that, as of March 31, 2015, is classified as "Other Real Estate Owned" and the book value thereof.

                                            (b)              Except as would not reasonably be expected to have a Material Adverse Effect on Patriot, each Loan of Patriot and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Patriot and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Notwithstanding the foregoing, no representation or warranty is made as to the sufficiency of collateral securing or the collectability of the Loans.

                                            (c)              Except as would not reasonably be expected to have a Material Adverse Effect on Patriot, each outstanding Loan of Patriot and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Patriot and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

                                            (d)              Except as set forth in Section 3.26(d) of the Patriot Disclosure Schedule, none of the agreements pursuant to which Patriot or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

                                            (e)              There are no outstanding Loans made by Patriot or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Patriot or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

                                            (f)              Neither Patriot nor any of its Subsidiaries is now nor has it ever been since January 1, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

                             3.27              Insurance.    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Patriot, Patriot and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Patriot reasonably has determined to be prudent and consistent with industry practice, and Patriot and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.27 of the Patriot Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Patriot and its Subsidiaries, Patriot or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

                             3.28              Mortgage Business.     Patriot and its Subsidiaries have taken all action necessary to exit and discontinue their retail mortgage business (including the retail business conducted by Patriot Bank Mortgage Inc.) prior to the date of this Agreement. Any such activities have been conducted in compliance with applicable law and contracts, and Patriot has paid and/or accrued on its financial statements (and in any event in the Adjusted TBV) all liabilities incurred or expected to be incurred in connection with such exit and discontinuation in accordance with GAAP.

                             3.29              Regulatory Approvals.     As of the date hereof, other than as set forth in Section 3.29 of the Patriot Disclosure Schedule, Patriot is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

                             3.30              No Other Representations or Warranties.

                                            (a)              Except for the representations and warranties made by Patriot in this Article III, neither Patriot nor any other person makes any express or implied representation or warranty with respect to Patriot, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Patriot hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Patriot nor any other person makes or has made any representation or warranty to Green or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Patriot, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Patriot in this Article III, any oral or written information presented to Green or any of its affiliates or representatives in the course of their due diligence investigation of Patriot, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

                                            (b)              Patriot acknowledges and agrees that neither Green nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF GREEN

              Except (i) as disclosed in the disclosure schedule delivered by Green to Patriot concurrently herewith (the "Green Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Green Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Patriot that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Green Reports filed by Green since August 7, 2014, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Green hereby represents and warrants to Patriot as follows:

                             4.1              Corporate Organization.

                                            (a)              Green is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas and is a bank holding company duly registered under the BHC Act. Green has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green. True and complete copies of (i) the Merger Sub Certificate and Merger Sub Bylaws and (ii) the Restated Certificate of Formation (with Amendments) of Green (the "Green Certificate") and the bylaws of Green as in effect as of the date of this Agreement, have previously been made available by Green to Patriot.

                                            (b)              Each Subsidiary of Green (a "Green Subsidiary") is duly organized and validly existing under the laws of its jurisdiction of organization, is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Green, and has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Green to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Green that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Green Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Green as of the date hereof.

                             4.2              Capitalization.

                                            (a)              The authorized capital stock of Green consists of 90,000,000 shares of Green Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 26,181,118 shares of Green Common Stock issued and outstanding, excluding 275,000 shares of Green Common Stock granted in respect of outstanding awards of restricted Green Common Stock under a Green Stock Plan (as defined below) (a "Green Restricted Stock Award") that may become outstanding if the time-based vesting conditions under which such shares were granted are subsequently achieved, (ii) no shares of Green Common Stock held in treasury, (iii) 2,760,813 shares of Green Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Green Common Stock granted under a Green Stock Plan ("Green Stock Options" and, together with the Green Restricted Stock Awards, the "Green Equity Awards"), (iv) 967,838 shares of Green Common Stock reserved for issuance pursuant to future grants under the Green Stock Plans, and (v) no other shares of capital stock or other voting securities of Green issued, reserved for issuance or outstanding. As used herein, the "Green Stock Plans" shall mean all employee and director equity incentive plans of Green in effect as of the date of this Agreement and agreements for equity awards in respect of Green Common Stock granted by Green under the inducement grant exception. All of the issued and outstanding shares of Green Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Green may vote. Except as set forth in Section 4.2(a) of the Green Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Green are issued or outstanding. Other than Green Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Green to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Green Common Stock or other equity interests of Green.

                                             (b)               Green owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Green Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Green Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

                             4.3              Authority; No Violation.

                                            (a)              Green has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Green. Except for the affirmative vote of the holders of a majority of the votes cast by the holders of shares of Green Common Stock at the Green Meeting to approve the issuance of the shares of Green Common Stock in connection with the Merger (the "Requisite Green Vote"), no other corporate proceedings on the part of Green are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Green and (assuming due authorization, execution and delivery by Patriot) constitutes a valid and binding obligation of Green, enforceable against Green in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Green Common Stock to be issued in the Merger have been validly authorized (subject to the adoption of the Merger Agreement by the holders of Green Common Stock), when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Green will have any preemptive right or similar rights in respect thereof.

                                            (b)              Neither the execution and delivery of this Agreement by Green, nor the consummation by Green of the transactions contemplated hereby, nor compliance by Green with any of the terms or provisions hereof, will (i) violate any provision of the Green Certificate or the Green Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Green, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Green or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Green or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Green.

                                            (c)              Green Bank has adopted the Bank Merger Agreement, Green, as the sole shareholder of Green Bank, shall promptly hereafter approve the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Green Bank.

                             4.4              Consents and Approvals.     Except for (i) the filing of applications, filings and notices, as applicable, with the NASDAQ, (ii) the filing of applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices with the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of applications, filings and notices, as applicable, with the Texas Department of Banking under the Texas Finance Code, and approval of such applications, filings and notices, (v) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the Certificate of Merger with the Texas Secretary pursuant to the TBOC, and the filing of the Bank Merger Certificates, and (vii) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Green Common Stock pursuant to this Agreement and the approval of the listing of such Green Common Stock on the NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Green of this Agreement or (B) the consummation by Green of the Merger and the other transactions contemplated hereby (including the Bank Merger).

                             4.5              Reports.    Green and each of its Subsidiaries have timely filed all materials, reports, registrations, documents, filings, statements, and submissions together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2013 with any Regulatory Agency, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency (the foregoing, collectively, the "Green Reports"), and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Green Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green. As of their respective filing dates, the Green Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Entities, as the case may be. The Green Reports, including the documents incorporated by reference in each of them, each contained all of the information required to be included in it, and such Green Report did not, as of its date, or if amended prior to the date of this Agreement, as of the date of such amendment, contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in it not misleading. As of the date of this Agreement, there are no outstanding comments from any Governmental Entity with respect to any such Green Report. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Green and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Green, investigation into the business or operations of Green or any of its Subsidiaries since January 1, 2013, except where such proceedings or investigation would not reasonably be expected to be, either individually or in the aggregate, material to Green and its Subsidiaries, taken as a whole, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Green or any of its Subsidiaries and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Green or any of its Subsidiaries since January 1, 2013, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green.

                             4.6              Financial Statements.

                                            (a)              The financial statements of Green and its Subsidiaries included (or incorporated by reference) in the Green Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Green and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Green and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Green and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Deloitte & Touche LLP has not resigned (or informed Green that it intends to resign) or been dismissed as independent public accountants of Green as a result of or in connection with any disagreements with Green on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

                                            (b)              Since January 1, 2013, (i) neither Green nor any of its Subsidiaries, nor, to the knowledge of Green, any director, officer, auditor, accountant or representative of Green or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Green or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Green or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Green or any of its Subsidiaries, whether or not employed by Green or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Green or any of its officers, directors, employees or agents to the Board of Directors of Green or any committee thereof or to the knowledge of Green, to any director or officer of Green.

                                            (c)              Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Green, neither Green nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Green included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2015, or in connection with this Agreement and the transactions contemplated hereby.

                             4.7              Broker's Fees.     With the exception of Jefferies LLC, neither Green nor any Green Subsidiary nor any of their respective officers or directors has engaged any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement.

                             4.8              Absence of Certain Changes or Events.     Since January 1, 2015: (a) Green and its Subsidiaries have conducted their businesses, in all material respects, only in the ordinary course consistent with past practice; (b) there has not been any fact, event, change, occurrence, condition, development, circumstance or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Green; and (c) none of Green or any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.3(a)-5.3(f).

                             4.9              Legal Proceedings.

                                            (a)              Except as would not reasonably be expected to result in a Material Adverse Effect on Green, neither Green nor any of its Subsidiaries is a party to any, and there are no pending or, to Green's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Green or any of its

Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

                                            (b)              There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Green, any of its Subsidiaries or the assets of Green or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to Green or any of its affiliates) that would reasonably be expected to be material to Green and its Subsidiaries, taken as a whole.

                             4.10              Taxes and Tax Returns.

                                            (a)              Each of Green and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects.

                                            (b)              All material Taxes of Green and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Green and its Subsidiaries has withheld and paid on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.

                                            (c)              Neither Green nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of Green and its Subsidiaries or the assets of Green and its Subsidiaries which have not been paid or settled.

                                            (d)              Neither Green nor any of its Subsidiaries has taken any action, or knows of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

                             4.11              Compliance with Applicable Law.     Green and each of its Subsidiaries hold, and have at all times since January 1, 2013, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Green, and to the knowledge of Green no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Green and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Green or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Each of its

Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of "satisfactory" or better. Without limitation, none of Green, or its Subsidiaries, or to the knowledge of Green, any director, officer, employee, agent or other person acting on behalf of Green or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Green or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Green or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Green or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Green or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Green or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Green or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

                             4.12              Certain Contracts.

                                            (a)              Each contract, arrangement, commitment or understanding (whether written or oral) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Green nor any of its Subsidiaries is a party or by which Green or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Green, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a "Green Contract"), and neither Green nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Green.

                                            (b)              Each Green Contract is valid and binding on Green or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green. Green and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Green Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green. To Green's knowledge each third-party counterparty to each Green Contract has in all material respects performed all obligations required to be performed by it to date under such Green Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Green or any of its Subsidiaries under any such Green Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Green.

                             4.13              Agreements with Regulatory Agencies.     Except as set forth on Section 4.13 of the Green Disclosure Schedule, neither Green nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2013, a recipient of any supervisory letter from, or since January 1, 2013, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Green Disclosure Schedule, a "Green Regulatory Agreement"), nor has Green or any of its Subsidiaries been advised since January 1, 2013, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Green Regulatory Agreement.

                             4.14              Related Party Transactions.     Except as set forth in Section 4.14 of the Green Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Green or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of Green or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Green Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of Green) on the other hand, except those of a type available to employees of Green or its Subsidiaries generally.

                             4.15              State Takeover Laws.     The Board of Directors of Green has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Subchapter M of Chapter 21 of the TBOC and any other Takeover Statutes.

                             4.16              Reorganization.    Green has not taken any action, and is not aware of any fact or circumstance, that could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code.

                             4.17              Opinion of Green's Financial Advisor.     Prior to the execution of this Agreement, the Board of Directors of Green has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date) of Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the Aggregate Merger Consideration to be paid by Green pursuant to this Agreement is fair, from a financial point of view, to Green.

                             4.18              Internal Accounting Controls.     The records, systems, controls, data and information of Green and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Green or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Green. To the extent required by applicable law, Green (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Green, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Green by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Green's outside auditors and the audit committee of Green's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Green's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Green's internal controls over financial reporting.

                             4.19              Regulatory Approvals.     As of the date hereof, Green is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

                             4.20              SEC Reports.     Green has previously made available to Patriot an accurate and complete copy of each communication mailed by Green to its stockholders since August 7, 2014 and prior to the date hereof. No such communication or any final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since August 7, 2014 by Green pursuant to the Securities Act or the Exchange Act as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since August 7, 2014, as of their respective dates, all Green Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Green has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comment from or unresolved issued raised by the SEC with respect to any of the Green Reports.

                             4.21              Employees.

                                            (a)              Section 4.21(a) of the Green Disclosure Schedule lists all Green Benefit Plans. For purposes of this Agreement, "Green Benefit Plans" means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, whether funded or unfunded, and all pension, benefit, retirement, bonus, stock option, stock purchase, restricted stock, stock-based, performance award, phantom equity, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, retention, employment, consulting, termination, change in control, salary continuation, accrued leave, sick leave, vacation, paid time off, health, medical, disability, life, accidental death and dismemberment, insurance, welfare, fringe benefit and other similar plans, programs, practices or arrangements or other contracts or agreements (and any amendments thereto) to or with respect to which Green or any Subsidiary or any trade or business of Green or any of its Subsidiaries, whether or not incorporated, all of which together with Green would be deemed a "single employer" within the meaning of Section 4001 of ERISA (a "Green ERISA Affiliate"), is a party or has any current or future obligation or that are sponsored, maintained, contributed to or required to be contributed to by Green or any of its Subsidiaries or any Green ERISA Affiliate for the benefit of any current or former employee, officer, director, consultant or independent contractor (or any spouse or dependent of such individual) of Green or any of its Subsidiaries or any Green ERISA Affiliate.

                                            (b)              Green has heretofore made available to Patriot true and complete copies of each of the Green Benefit Plans and certain related documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to any Green Benefit Plan, (ii) where any Green Benefit Plan has not been reduced to writing, a written summary of all material plan terms, (iii) the annual report (Form 5500), if any, filed with the IRS for the last two plan years and summary annual reports, with schedules and financial statements attached, (iv) the most recently received IRS determination letter, if any, relating to a Green Benefit Plan, (v) the most recently prepared actuarial report for each Green Benefit Plan (if applicable) for each of the last two years and (vi) copies of material notices, letters or other correspondence with the IRS, DOL or PBGC.

                                            (c)              Each Green Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Within the past three (3) years, neither Green nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the DOL or any other Governmental Entity with respect to any Green Benefit Plan, and neither Green nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

                                            (d)              Section 4.21(d) of the Green Disclosure Schedule identifies each Green Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "Green Qualified Plans"). The IRS has issued a favorable determination letter with respect to each Green Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Green, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Green Qualified Plan or the exempt status of the related trust or increase the costs relating thereto. No trust funding any Green Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

                                            (e)              Each Green Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance thereunder.

                                            (f)              None of Green nor any of its Subsidiaries nor any Green ERISA Affiliate has in the last six years contributed or has been obligated to contribute to any "employee pension plans" as defined in Section 3(2) of ERISA, subject to Title IV of ERISA or Section 412 of the Code.

                                            (g)              None of Green nor its Subsidiaries nor any Green ERISA Affiliate has, at any time during the last six years, contributed to or been obligated to contribute to any plan that is a Multiemployer Plan or a plan that is a Multiple Employer Plan, and none of Green and its Subsidiaries nor any Green ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

                                            (h)              Neither Green nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or retiree health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

                                            (i)              All contributions required to be made to any Green Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Green Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Green.

                                            (j)              There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Green's knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Green Benefit Plans, any fiduciaries thereof with respect to their duties to the Green Benefit Plans or the assets of any of the trusts under any of the Green Benefit Plans that could reasonably be expected to result in any material liability of Green or any of its Subsidiaries to the PBGC, the IRS, the DOL, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Green Benefit Plan or any other party.

                                             (k)               None of Green and its Subsidiaries nor any Green ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Green Benefit Plans or their related trusts, Green, any of its Subsidiaries, any Green ERISA Affiliate or any person that Green or any of its Subsidiaries has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

                                             (l)               Neither the execution and delivery of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of or increase in the amount or value of, any payment, compensation (including stock or stock-based), right or other benefit to any employee, officer, director, independent contractor, consultant or other service provider of Green or any of its Subsidiaries, or result in any limitation on the right of Green or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Green Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Green or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code. Neither Green nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Green or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.

                                             (m)               No Green Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise. Green has made available to Patriot true, correct and complete copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

                                             (n)               There are no pending or, to Green's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Green or any of its Subsidiaries, or any strikes or other material labor disputes against Green or any of its Subsidiaries. Neither Green nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Green or any of its Subsidiaries and, to the knowledge of Green, there are no organizing efforts by any union or other group seeking to represent any employees of Green or any of its Subsidiaries and no employees of Green or any of its Subsidiaries are represented by any labor organization.

                                             (o)               To the knowledge of Green, no current or former employee or independent contractor of Green or any of its Subsidiaries is in violation in any material respect of any term of any Restrictive Covenant or any employment or consulting contract, common law nondisclosure obligation, fiduciary duty, or other obligation: (i) to Green or any of its Subsidiaries or (ii) to a former employer or engager of any such individual relating (A) to the right of any such individual to work for Green or any of its Subsidiaries or (B) to the knowledge or use of trade secrets or proprietary information.

                             4.22              Loan Portfolio.

                                            (a)              As of the date hereof, except as set forth in Section 4.22(a) of the Green Disclosure Schedule, neither Green nor any of its Subsidiaries is a party to any written or oral (i) Loans in which Green or any Subsidiary of Green is a creditor which as of March 31, 2015, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of March 31, 2015, over 90 days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Green or any of its Subsidiaries, or to the knowledge of Green, any affiliate of any of the foregoing. Set forth in Section 4.22(a) of the Green Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Green and its Subsidiaries that, as of March 31, 2015, were classified by Green as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Credit Risk Assets," "Concerned Loans," "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Green or any of its Subsidiaries that, as of March 31, 2015, is classified as "Other Real Estate Owned" and the book value thereof.

                                            (b)              Except as would not reasonably be expected to have a Material Adverse Effect on Green, each Loan of Green and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Green and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Notwithstanding the foregoing, no representation or warranty is made as to the sufficiency of collateral securing or the collectability of the Loans.

                                            (c)              Except as would not reasonably be expected to have a Material Adverse Effect on Green, each outstanding Loan of Green and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Green and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

                                            (d)              Except as set forth in Section 4.22(d) of the Green Disclosure Schedule, none of the agreements pursuant to which Green or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

                                            (e)              There are no outstanding Loans made by Green or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Green or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

                                            (f)              Neither Green nor any of its Subsidiaries is now nor has it ever been since January 1, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

                             4.23              Green Information.     The information relating to Green and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to Green and its Subsidiaries that is provided by Green or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to Patriot or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Patriot or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

                             4.24              No Other Representations or Warranties.

                                            (a)              Except for the representations and warranties made by Green in this Article IV, neither Green nor any other person makes any express or implied representation or warranty with respect to Green, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Green hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Green nor any other person makes or has made any representation or warranty to Patriot or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Green, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Green in this Article IV, any oral or written information presented to Patriot or any of its affiliates or representatives in the course of their due diligence investigation of Green, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

                                            (b)              Green acknowledges and agrees that neither Patriot nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

                             5.1              Conduct of Business of Patriot Prior to the Effective Time.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Patriot Disclosure Schedule), required by law or as consented to in writing by Green, Patriot shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects, use commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and take no action that would reasonably be expected to adversely affect or delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform Patriot's covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

                             5.2              Patriot Forbearances.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Patriot Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law or a Governmental Entity, Patriot shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Green (which consent shall not to be unreasonably withheld):

                                            (a)              incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than as permitted in accordance with Section 6.16;

                                            (b)

                                                       (i)       adjust, split, combine or reclassify any capital stock;

                                                       (ii)       make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (1) dividends paid by any of the Subsidiaries of Patriot to Patriot or any of its wholly-owned Subsidiaries, (2) distributions with respect to the Patriot TRUPS or (3) dividends in the form of shares of Patriot Common Stock in accordance with the terms of any series of preferred stock of Patriot issued prior to the date of this Agreement;

                                                       (iii)       grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

                                                       (iv)       issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date hereof in accordance with their terms;

                                            (c)              sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the Patriot Disclosure Schedule;

                                            (d)              except for transactions in the ordinary course of business, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of Patriot;

                                            (e)              terminate, materially amend, or waive any material provision of, any Patriot Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Patriot, or enter into any contract that would constitute a Patriot Contract if it were in effect on the date of this Agreement;

                                            (f)              except as required under applicable law or the terms of any Patriot Benefit Plan existing as of the date hereof, (i) enter into, adopt or terminate any employee benefit or compensation plan, program, practice, policy, contract or arrangement for the benefit or welfare of any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), (ii) amend (whether in writing or through the interpretation of) any Patriot Benefit Plan, (iii) increase the compensation or benefits payable to any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual), except for annual base salary or wage increases for employees (other than directors or executive officers) in the ordinary course of business, consistent with past practice, that do not exceed, with respect to any individual, three percent (3%) of such individual's base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $75,000, other than for cause, or (ix) hire or promote any officer, employee, independent contractor or consultant who has target total annual compensation greater than $75,000, or (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of Patriot or any of its Subsidiaries;

                                            (g)              settle any material claim, suit, action or proceeding, except in the ordinary course of business in an amount and for consideration not in excess of $50,000 individually or in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;

                                            (h)              take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code;

                                            (i)              amend its certificate of formation, its bylaws or comparable governing documents of its Subsidiaries;

                                            (j)              merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

                                            (k)              materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP; provided that Patriot will manage its investment securities and derivatives portfolio in the ordinary course of business consistent with past practice and in no event shall it take any action that would materially increase the effective duration of the portfolio beyond its effective duration as of the date hereof;

                                            (l)              take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

                                            (m)              implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP, or revalue any of its material assets;

                                            (n)              (i) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity or (ii) make or renew any loans or extensions of credit (including entering into any Derivative Contract in respect of such extension of credit) except in the ordinary course of business consistent with past practice, provided any individual unsecured loan or extension of credit that is not as of the date of this Agreement approved and committed (a schedule of which approved and committed loans has been made available to Green) in excess of $250,000 or any individual secured loan or extension of credit in excess of $2,000,000 in a single commercial real estate transaction or in any other type of transaction (including asset based loans, commercial and industrial loans, and multifamily and owner occupied loans) shall require the prior written approval of the Chief Credit Officer of Green or another officer designated by Green, which approval or rejection shall be given in writing within two (2) business days after the loan package is delivered to such individual; provided, further, that reports and other documentation concerning any loan or extension of credit over $1,000,000 shall be provided to the Chief Credit Officer of Green promptly after approval of any such loan or any extension of credit;

                                            (o)              make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;

                                            (p)              make, or commit to make, any capital expenditures in excess of $50,000 in the aggregate;

                                            (q)              make, change or revoke any Tax election, adopt or change any Tax accounting method, file any amended Tax Return, settle or compromise any Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, enter into any closing agreement with respect to any material Tax or refund or amend any material Tax Return;

                                            (r)              make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries; or

                                            (s)              agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

                             5.3              Green Forbearances.     During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Green Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Green shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Patriot (such consent not to be unreasonably withheld):

                                            (a)              amend the Green Certificate or Green Bylaws in a manner that would adversely affect the economic benefits of the Merger to the holders of Patriot Common Stock;

                                            (b)              adjust, split, combine or reclassify any capital stock of Green;

                                            (c)              take any action that is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

                                            (d)              make, declare or pay any dividend, or make any other distribution on any shares of its capital stock (except dividends paid by any of the Subsidiaries of Green to Green or any of its wholly-owned Subsidiaries)

                                            (e)              take any action, or knowingly fail to take any action, where such action or failure to act would reasonably be expected to prevent the Integrated Mergers, taken together, from being treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code; or

                                            (f)              agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

                             5.4              Tax-free Reorganization.     Officers of Patriot, Green and of Merger Sub shall execute and deliver to Harris Law Firm PC and to Skadden, Arps, Slate, Meagher & Flom LLP, respectively, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including the effective date of the Joint Proxy Statement and the Closing Date, in connection with such counsel's deliveries of opinions with respect to the Tax treatment of the Integrated Mergers.

 ARTICLE VI

ADDITIONAL AGREEMENTS

                             6.1              Regulatory Matters.

                                            (a)              Green and Patriot shall promptly prepare and file with the SEC, no later than 45 business days after of the date of this Agreement, the Joint Proxy Statement and Green shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus, and any amendment thereto, if any. Each of Green and Patriot shall cooperate in respect of the form and content of any other communication with the shareholders of Patriot. Each of Green and Patriot shall use their commercially reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Green and Patriot shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Green shall also use commercially reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Patriot shall furnish all information concerning Patriot and the holders of Patriot Common Stock as may be reasonably requested in connection with any such action.

                                            (b)              The parties hereto shall cooperate with each other and use their commercially reasonable efforts to promptly (and in the case of the Bank Regulatory Applications, as defined below, within 30 business days of the date of this Agreement) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Bank Merger (collectively the "Bank Regulatory Applications")), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Green and Patriot shall have the right to review in advance, and, to the extent practicable, each will consult with the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Patriot or Green, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any formal meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Green or Patriot to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to restrict or burden Green, the Surviving Corporation or any of their respective Affiliates and which would, individually or in the aggregate, have a Material Adverse Effect on Green, the Surviving Corporation or any of their respective Affiliates, in each case measured on a scale relative to Patriot (including, without limitation, any requirement to raise or obtain capital in excess of the amount necessary to remain well capitalized under generally applicable regulatory capital guidelines) (a "Materially Burdensome Regulatory Condition").

                                            (c)              Green and Patriot shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Green, Patriot or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

                                            (d)              Green and Patriot shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the "Requisite Regulatory Approvals" shall mean all regulatory authorizations, consents, orders or approvals from (x) the Federal Reserve Board, the OCC and the Texas Department of Banking and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

                             6.2              Access to Information.

                                            (a)              Upon reasonable notice and subject to applicable laws, for the purposes of verifying the representations and warranties of Patriot and Green and preparing for the Merger and the other matters contemplated by this Agreement, each party shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records (excluding Green's tax returns and related workpapers), and shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each party shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which either party is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Neither party nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of such party's customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

                                            (b)              Each of Green and Patriot shall hold all information furnished by or on behalf of the other party or any of such party's Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the letter agreement, dated April 8, 2015, between Green and Patriot (the "Confidentiality Agreement").

                                            (c)              No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

                             6.3              Shareholders' Approvals.     Each of Green and Patriot shall call a meeting of its shareholders (the "Green Meeting" and the "Patriot Meeting," respectively) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining the Requisite Patriot Vote and the Requisite Green Vote required in connection with this Agreement and the Merger and, and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to adopt a merger agreement, and each shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. The Board of Directors of each of Green and Patriot shall use its reasonable best efforts to obtain from the shareholders of Green and Patriot, as the case may be, the Requisite Green Vote, in the case of Green, and the Requisite Patriot Vote, in the case of Patriot, including by communicating to its respective shareholders its recommendation (and including such recommendation in the Joint Proxy Statement) that they adopt and approve (i) this Agreement and the transactions contemplated hereby, in the case of Patriot, and (ii) the issuance of the shares of Green Common Stock in connection with the Merger, in the case of Green. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Patriot or Green, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be inconsistent with its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, such Board of Directors may (but shall not be required to) submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors may not take any actions under this sentence unless (i) it gives the other party at least three (3) business days' prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Patriot in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, the Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be inconsistent with its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Green or Patriot shall adjourn or postpone the Green Meeting or the Patriot Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Green Common Stock or Patriot Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Patriot or Green, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Patriot Vote or the Requisite Green Vote. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, each of the Green Meeting and Patriot Meeting shall be convened and this Agreement shall be submitted to the shareholders of each of Green and Patriot at the Green Meeting and the Patriot Meeting, respectively, for the purpose of voting on the adoption of this Agreement and the issuance of the shares of Green Common Stock in connection with the Merger, as applicable, and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve either Green or Patriot of such obligation.

                             6.4              Legal Conditions to Merger.    Subject in all respects to Section 6.1 of this Agreement, each of Green and Patriot shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Patriot or Green or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

                             6.5              Stock Exchange Listing.    Green shall cause the shares of Green Common Stock to be issued in the Merger to be approved for listing on the NASDAQ, subject to official notice of issuance, prior to the Effective Time.

                             6.6              Employee Matters.

                                            (a)              During the period commencing at the Effective Time and ending on the twenty four (24) month anniversary thereof, Green shall cause the Surviving Corporation to provide the employees of Patriot and its Subsidiaries who continue to be employed by Green or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation and its Subsidiaries) immediately following the Effective Time (the "Continuing Employees"), while employed by Green and its Subsidiaries after the Effective Time, with employee benefits (excluding equity and equity based-compensation) that are substantially comparable in the aggregate to the employee benefits provided to similarly situated employees of Green and its Subsidiaries; provided that Green may satisfy its obligation under Section 6.6(a) by providing such Continuing Employees with employee benefits that are substantially similar in the aggregate to the employee benefits provided by Patriot or its Subsidiaries to such Continuing Employees immediately prior to the Effective Time.

                                            (b)              Green shall keep Patriot's Chairman and CEO reasonably informed regarding its personnel plans and decisions concerning Patriot employees developed prior to the Effective Time, including which employees are or are not anticipated to be Continuing Employees, and the identification of employees for eligibility for Green Stock Options pursuant to Section 6(f). Green's CEO and Patriot's Chairman and CEO shall mutually agree upon the manner and form of any communications regarding such matters to the affected Patriot employees, but for purposes of clarity, mutual agreement shall not be required for Green's personnel plans and decisions concerning Patriot employees. Other than to the affected Patriot employees and Patriot's Chairman and CEO, Green shall not disclose its personnel plans or decisions concerning Patriot employees to any other Patriot employee without the prior consent of Patriot's Chairman and CEO, which consent shall not be unreasonably withheld.

                                            (c)              With respect to any employee benefit plans of Green or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the "New Plans"), Green shall or shall cause the Surviving Corporation to use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Patriot Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a Patriot Benefit Plan (to the same extent that such credit was given under the analogous Patriot Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with Patriot and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Patriot Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

                                            (d)              The Surviving Corporation agrees to honor in accordance with their terms all benefits vested as of the Closing Date under the Patriot Benefit Plans.

                                            (e)              Nothing in this Agreement shall confer upon any employee, officer, director, independent contractor or consultant of Patriot or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, Patriot, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Patriot, Green or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of Patriot or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Patriot Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Patriot Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of the final sentence of Section 9.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including without limitation any current or former employee, officer, director, independent contractor or consultant (or any spouse or dependent of such individual) of Patriot or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                                            (f)              Prior to the Closing Date, it is anticipated that Green will identify certain Patriot employees that will be eligible for an award of Green Stock Options, such award to be conditioned upon the execution and delivery of customary and appropriate documentation including a non-competition, non-disclosure, non-solicitation and non-interference agreement.

                                            (g)              Patriot shall take all actions necessary to ensure that the Restated Employment Agreement, dated December 4, 2014, entered into among Patriot Bank, Patriot, and William Ellis (the "Patriot Employment Agreement") shall be terminated contingent upon and effective as of the Closing and all amounts owed in connection therewith shall be paid on the Closing Date and properly reflected on the books and records of Patriot and fully reflected in the Final Adjusted TBV.

                                            (h)              Patriot shall take all actions necessary to ensure that the Patriot Bank Supplemental Executive Retirement Plan adopted by Patriot Bank effective November 1, 2014 (the "SERP Plan") shall be terminated contingent upon and effective as of the Closing and all amounts owed to participants in connection therewith shall be paid on the Closing Date and properly reflected on the books and records of Patriot and fully reflected in the Final Adjusted TBV and customary release agreements shall be obtained in connection therewith from each such participant.

                             6.7              Indemnification; Directors' and Officers' Insurance.

                                            (a)              From and after the Effective Time, each of Green and the Surviving Corporation shall indemnify and hold harmless each present and former director, officer or employee of Patriot and its Subsidiaries (in each case, when acting in such capacity) (collectively, the "Patriot Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Patriot or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Patriot pursuant to the Patriot Certificate, Patriot Bylaws, the governing or organizational documents of any Subsidiary of Patriot; and Green and the Surviving Corporation shall also advance expenses as incurred by such Patriot Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Patriot pursuant to the Patriot Certificate, Patriot's Bylaws, the governing or organizational documents of any Subsidiary of Patriot and any indemnification agreements in existence as of the date hereof; provided, that, if required, the Patriot Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Patriot Indemnified Party is not entitled to indemnification.

                                            (b)              Prior to the Effective Time, in close consultation with Green, Patriot shall purchase a directors' and officers' liability tail insurance policy with respect to the Patriot's existing basic and excess directors' and officers' liability insurance or with respect to coverage and amount that are no less favorable in any material respect to such directors and officers than the Patriot's existing policies as of the date hereof (the "D&O Tail"), in either case, that, for a period of six years following the Effective Time, will provide directors' and officers' liability insurance that serves to reimburse the present and former officers and directors of Patriot (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated by this Agreement).

                                            (c)              The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Patriot Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

                             6.8              Additional Agreements.    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Green, on the one hand, and a Subsidiary of Patriot, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Green.

                             6.9              Advice of Changes.    Green and Patriot shall each promptly (but in no event more than 24 hours) advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

                             6.10              Corporate Governance.    Effective as of the Effective Time, Green shall (i) appoint William Ellis to the Boards of Directors of the Surviving Corporation as a Class I director and Green Bank, where he shall also hold the title of Vice Chairman and (ii) appoint one other individual designated by Patriot and reasonably acceptable to Green to the Board of Directors of Green Bank.

                             6.11              Acquisition Proposals.

                                            (a)              Patriot agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, "Representatives") not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal, except to notify such person of the existence of the provisions of this Section 6.11(a); provided, that, prior to the adoption of this Agreement by the shareholders of Patriot by the Requisite Patriot Vote, in the event Patriot receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries' Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be inconsistent with its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Patriot shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Patriot. Patriot will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Green with respect to any Acquisition Proposal and will use its reasonable best efforts, subject to applicable law, to (x) enforce any confidentiality, standstill or similar agreement relating to an Acquisition Proposal and (y) within ten (10) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than Green and its affiliates) pursuant to any such agreement. Patriot will promptly (within twenty-four (24) hours) advise Green following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the identity of the person making such Acquisition Proposal and copies of any written Acquisition Proposal), and will keep Green apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal.

As used in this Agreement, "Acquisition Proposal" shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Patriot and its Subsidiaries or 25% or more of any class of equity or voting securities of Patriot or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Patriot, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Patriot or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Patriot, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Patriot or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Patriot.

                                            (b)              Nothing contained in this Agreement shall prevent Patriot or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

                             6.12              Public Announcements.    Patriot and Green shall each use their reasonable best efforts to develop a joint communications plan, to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

                             6.13              Change of Method.    Patriot and Green shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Patriot and Green (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Green Common Stock received by Patriot shareholders in exchange for each share of Patriot Common Stock, (ii) adversely affect the Tax treatment of Patriot's shareholders or Green's shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Patriot or Green pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

                             6.14              Restructuring Efforts.    If either Patriot or Green shall have failed to obtain the Requisite Patriot Vote or the Requisite Green Vote at the duly convened Patriot Meeting or Green Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of Patriot as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.14) to its respective shareholders for adoption.

                             6.15              Takeover Statutes.    None of Patriot, Green or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

                             6.16              Patriot Preferred Stock.    Patriot shall take all actions necessary to effect, immediately prior to and contingent upon the occurrence of the Closing, with funds provided by Green or any of its Subsidiaries for this purpose on behalf of Patriot, the redemption of all Patriot's outstanding Series B Preferred Stock and Series C Preferred Stock in accordance with the terms thereof and the documents and agreements related thereto (the "Patriot Preferred Stock Redemption"). Subject to the terms and conditions of this Agreement, Green covenants and agrees that it shall provide or shall cause any of its Subsidiaries to provide Patriot with sufficient funds to permit, or shall provide the party entitled to payment in respect of the redemption of Patriot's outstanding Series B Preferred Stock and Series C Preferred Stock. Notwithstanding the foregoing, subject to any required approvals of Governmental Entities and the prior written approval of Green,

Patriot may incur indebtedness for the purpose of completing the Patriot Preferred Stock Redemption at any time prior to the Closing Date; provided, however, that any indebtedness incurred by Patriot would be repaid in full prior to the Closing. In addition, Patriot shall take all actions necessary to effect, prior to the Closing, the conversion of all of Patriot's outstanding Series D Preferred Stock and Series F Preferred Stock in accordance with the terms thereof and the documents and agreements related thereto (the "Patriot Preferred Stock Conversion").

                             6.17              Assumption of Patriot TRUPS.    Green and Patriot shall take all actions necessary to effect, immediately prior to and contingent upon the occurrence of the Closing, the assumption by Green of the Patriot TRUPS in accordance with the terms thereof and the documents and agreements related thereto (the "Patriot TRUPS Assumption").

                             6.18              Leases.    Patriot shall use commercially reasonable efforts to modify each lease set forth in Section 6.18(a) of the Patriot Disclosure Schedule to provide for a termination date of ninety (90) days following the Closing Date and obtain the consent of the landlord to the assumption of such lease by Green. Patriot shall use commercially reasonable efforts to modify each of the leases described in Section 6.18(b) of the Patriot Disclosure Schedule to provide for a termination date of not less than one (1) and no longer than (3) years from the original termination date contained in such lease and obtain the consent of the landlord to the assumption of such lease by Green.

                             6.19              Data Processing Contracts.    If the Closing shall have not occurred by January 15, 2016, Patriot shall take all actions necessary to (i) provide proper notice to Jack Henry and Associates, Inc. that Patriot does not intend to have any data processing services extend for the automatic renewal term(s) contained in the agreement(s) between Patriot and Jack Henry Associates and (ii) ensure that such data processing services are maintained on a month-to-month basis.

ARTICLE VII

CONDITIONS PRECEDENT

                             7.1              Conditions to Each Party's Obligation To Effect the Merger.    The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

                                            (a)              Shareholder Approval.   The Requisite Green Vote and the Requisite Patriot Vote shall have been obtained.

                                            (b)              NASDAQ Listing.   The shares of Green Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

                                            (c)              Regulatory Approvals.   All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

                                            (d)              S-4.  The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

                                            (e)              No Injunctions or Restraints; Illegality.   No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

                                            (f)              Final Adjusted TBV.   Either (i) Green and Patriot shall have agreed in writing regarding the Final Adjusted TBV or (ii) the Neutral Auditor shall have made its final and binding determination of the Final Adjusted TBV pursuant to Section 1.6(g).

                             7.2              Conditions to Obligations of Green.    The obligation of Green to effect the Merger is also subject to the satisfaction, or waiver by Green, at or prior to the Effective Time, of the following conditions:

                                            (a)              Representations and Warranties.   The representations and warranties of Patriot set forth in Section 3.2(a) and Section 3.9(b)(in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Patriot set forth in Sections 3.1(a), 3.1(b), 3.2(b), and 3.3(a) (in each case after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Patriot set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Patriot or the Surviving Corporation. Green shall have received a certificate signed on behalf of Patriot by the Chief Executive Officer and the Chief Financial Officer of Patriot to the foregoing effect.

                                            (b)              Performance of Obligations of Patriot.   Patriot shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Green shall have received a certificate signed on behalf of Patriot by the Chief Executive Officer and the Chief Financial Officer of Patriot to such effect.

                                            (c)              Federal Tax Opinion.   Green shall have received the written opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to Green, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing in the Effective Time, that the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, Skadden, Arps, Slate, Meagher & Flom LLP may rely upon the certificates, representations and covenants referred to in Section 5.4.

                                            (d)              FIRPTA Certificate.   Patriot shall have delivered to Green a duly executed certificate, in form and substance as prescribed by Treasury regulations promulgated under Section 1445 of the Code, stating that Patriot is not, and has not been, during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a "United States real property holding corporation" within the meaning of Section 897(c) of the Code.

                                            (e)              Redemption, Conversion and Assumption.   Each of the Patriot Preferred Stock Redemption, the Patriot Preferred Stock Conversion and the Patriot TRUPS Assumption shall have occurred.

                                            (f)              New Employment Agreements.   Each of the New Employment Agreements shall remain in full force and effect and no breaches, disputes or informal or formal repudiations by any Person subject to such an agreement relating to the same shall have occurred or be imminent or threatened.

                                            (g)              Dissenting Shares.   Dissenting Shares shall represent not more than five percent (5.00%) of the outstanding Patriot Common Stock.

                                            (h)              Termination of Certain Agreements.   The Patriot Employment Agreement and the SERP Plan shall have been terminated and Patriot shall have complied in all respects with Sections 6.6(g) and 6.6(h).

                             7.3              Conditions to Obligations of Patriot.    The obligation of Patriot to effect the Merger is also subject to the satisfaction or waiver by Patriot at or prior to the Effective Time of the following conditions:

                                            (a)              Representations and Warranties.   The representations and warranties of Green set forth in Section 4.2(a) and Section 4.8(b) (in each case after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Green set forth in Sections 4.1(a), 4.1(b), 4.2(b) and 4.3(a) (in each case after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Green set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, but, in each case after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Green. Patriot shall have received a certificate signed on behalf of Green by the Chief Executive Officer and the Chief Financial Officer of Green to the foregoing effect.

                                            (b)              Performance of Obligations of Green.   Green shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Patriot shall have received a certificate signed on behalf of Green by the Chief Executive Officer and the Chief Financial Officer of Green to such effect.

                                            (c)              Federal Tax Opinion.   Patriot shall have received the opinion of Harris Law Firm PC, in form and substance reasonably satisfactory to Patriot, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, that are consistent with the state of facts existing in the Effective Time, that the Integrated Mergers shall together be treated as an integrated transaction that qualifies as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering such opinion, Harris Law Firm PC may rely upon the certificates, representations and covenants referred to in Section 5.4.

ARTICLE VIII

TERMINATION AND AMENDMENT

                             8.1              Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after adoption of this Agreement by the shareholders of Green or Patriot:

                                            (a)              by mutual consent of Green and Patriot in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

                                            (b)              by either the Board of Directors of Green or the Board of Directors of Patriot if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the other transactions contemplated hereby and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

                                            (c)              by either the Board of Directors of Green or the Board of Directors of Patriot if the Merger shall not have been consummated on or before the one (1) year anniversary of the date of this Agreement (the "Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided that if the condition set forth in Section 7.1(c) shall not have been satisfied as of such date, Green may, by written notice provided to Patriot, extend the Termination Date for an additional three (3) months;

                                            (d)              by either the Board of Directors of Green or the Board of Directors of Patriot (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Patriot, in the case of a termination by Green, or Green, in the case of a termination by Patriot, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Green, or 7.3, in the case of a termination by Patriot, and which is not cured within 45 days following written notice to Patriot, in the case of a termination by Green, or Green, in the case of a termination by Patriot, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

                                            (e)              by Patriot, if the Board of Directors of Green shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of Green approve the issuance of shares of Green Common Stock in connection with the Merger, or withdrawn, modified or qualified such recommendation in a manner adverse to Patriot, or resolved to do so, or failed to reaffirm such recommendation within two (2) business days after Patriot requests in writing that such action be taken, or (ii) breached its obligations under Section 6.3 in any material respect;

                                             (f)               by Green, if the Board of Directors of Patriot shall have (i) failed to recommend in the Joint Proxy Statement that the shareholders of Patriot adopt this Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Green, or resolved to do so, or failed to reaffirm such recommendation within two (2) business days after Green requests in writing that such action be taken, or failed to recommend against acceptance of a tender offer or exchange offer for outstanding Patriot Common Stock that has been publicly disclosed (other than by Green or an affiliate of Green) within ten (10) business days after the commencement of such tender or exchange offer, in any such case whether or not permitted by the terms hereof, (ii) recommended or endorsed an Acquisition Proposal, or (iii) breached its obligations under Section 6.3 or 6.11 in any material respect;

                                             (g)               By Green if, Patriot shall have failed to obtain the Requisite Patriot Vote at the duly convened Patriot Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or

                                             (h)               By Patriot if, Green shall have failed to obtain the Requisite Green Vote at the duly convened Green Meeting or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken.

                             8.2              Effect of Termination.

                                            (a)              In the event of termination of this Agreement by either Green or Patriot as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Green, Patriot, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Green nor Patriot shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

                                            (b)              In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to senior management or Board of Directors of Patriot or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Patriot and (A) thereafter this Agreement is terminated by either Green or Patriot pursuant to Section 8.1(c) and Patriot shall have failed to obtain the Requisite Patriot Vote at the duly convened Patriot Meeting or any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken or (B) thereafter this Agreement is terminated by Green pursuant to Section 8.1(d) and (C) prior to the date that is twelve (12) months after the date of such termination, Patriot enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Patriot shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Green, by wire transfer of same day funds, a fee equal to $5,000,000 (the "Termination Fee"); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to "25%" shall instead refer to "50%".

                                            (c)              In the event that this Agreement is terminated by Green pursuant to Section 8.1(f), then Patriot shall pay Green, by wire transfer of same day funds, the Termination Fee on the date of termination.

                                            (d)              In the event that this Agreement is terminated by Patriot pursuant to Section 8.1(e), then Green shall pay Patriot, by wire transfer of same day funds, the Termination Fee on the date of termination.

                                            (e)              In the event that this Agreement is terminated by Green pursuant to Section 8.1(g), then Patriot shall pay Green, by wire transfer of same day funds, an amount equal to the documented out-of-pocket expenses incurred by Green in connection with the transactions contemplated by this Agreement, including the execution, negotiation and diligence thereof, on the date of termination.

                                            (f)              In the event that this Agreement is terminated by Patriot pursuant to Section 8.1(h), then Green shall pay Patriot, by wire transfer of same day funds, an amount equal to the documented out-of-pocket expenses incurred by Patriot in connection with the transactions contemplated by this Agreement, including the execution, negotiation and diligence thereof, on the date of termination.

                                            (g)              Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party's willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee.

                                            (h)              Each of Green and Patriot acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Green or Patriot fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or the amounts contemplated by Section 8.2(e) or Section 8.2(f), as applicable, such non-paying party shall pay the costs and expenses of the other party (including attorneys' fees and expenses) in connection with such suit. In addition, if Green or Patriot, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the "prime rate" (as announced by JPMorgan Chase & Co. or any successor thereto) in effect on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid.

                             8.3              Amendment.    Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Green and Patriot; provided, however, that after adoption of this Agreement by the respective shareholders of Green or Patriot, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

                             8.4              Extension; Waiver.     At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after adoption of this Agreement by the respective shareholders of Green or Patriot, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

 ARTICLE IX

GENERAL PROVISIONS

                             9.1              Closing.    Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. New York City time at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, on a date which shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties (the "Closing Date").

                             9.2              Nonsurvival of Representations, Warranties and Agreements.     None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

                             9.3              Expenses.    Except as expressly provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger shall be borne equally by Green and Patriot.

                             9.4              Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        if to Patriot, to:

          Patriot Bancshares, Inc.
          7500 San Felipe, Suite 125
          Texas 77063
          Attention:        William Ellis
          Facsimile:         713-400-7108
          Email: dellis@patriotbankusa.com

        With a copy (which shall not constitute notice) to:

          Harris Law Firm PC
          600 Congress Avenue, Suite 200
          Austin, TX 78701
          Attention:        T. Alan Harris
          Facsimile:        (877)-876-8913
          Email: alan.harris@harrislawusa.com

          and

          Fenimore, Kay, Harrison & Ford, LLP
          812 San Antonio Street, Suite 600
          Austin, TX 78751
          Attention:        Chet A. Fenimore
          Facsimile:         (512) 583-5940
          Email: cfenimore@fkhpartners.com

    and

        if to Green, to:

          Green Bancorp, Inc.
          4000 Greenbriar
          Houston, TX 77098
          Attention:        John P. Durie, Executive Vice President and
                                    Chief Financial Officer
          Facsimile:         (713)-316-3672
          Email: JDurie@greenbank.com

        With a copy (which shall not constitute notice) to:

          Skadden, Arps, Slate, Meagher & Flom LLP
          Four Times Square
          New York, New York 10036
          Attention:        Sven G. Mickisch
          Facsimile:         (917) 777-3554
          Email: Sven.Mickisch@skadden.com

                             9.5              Interpretation.    The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." References to "the date hereof" shall mean the date of this Agreement. As used in this Agreement, the "knowledge" of Patriot means the actual knowledge of any of the officers of Patriot listed on Section 9.5 of the Patriot Disclosure Schedule, and the "knowledge" of Green means the actual knowledge of any of the officers of Green listed on Section 9.5 of the Green Disclosure Schedule. As used herein, (i) the term "person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an "affiliate" of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person and (iii) the term "made available" means any document or other information that was (a) provided in writing by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. The Patriot Disclosure Schedule and the Green Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement.

                             9.6              Counterparts.    This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

                             9.7              Entire Agreement.     This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

                             9.8              Governing Law; Jurisdiction.

                                            (a)              This Agreement shall be governed and construed in accordance with the laws of the State of Texas, without regard to any applicable conflicts of law.

                                            (b)              Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Harris County in the in the State of Texas (the "Chosen Courts"), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

                             9.9              Waiver of Jury Trial.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

                             9.10              Assignment; Third Party Beneficiaries.     Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

                             9.11              Specific Performance.     The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties' obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

                             9.12              Severability.    Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

                             9.13              Delivery by Facsimile or Electronic Transmission.     This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a ".pdf" format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a ".pdf" format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a ".pdf" format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

        IN WITNESS WHEREOF, Green and Patriot have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PATRIOT BANCSHARES, INC.
By:	/s/ WILLIAM ELLIS
	Name:	William Ellis
	Title:	Chairman and CEO
PANTHER MERGER SUB CORP.
By:	/s/ JOHN P. DURIE
	Name:	John P. Durie
	Title:	Executive Vice President
GREEN BANCORP, INC.
By:	/s/ MANUEL J. MEHOS
	Name:	Manuel J. Mehos
	Title:	Chairman and CEO

[Signature Page to Merger Agreement]

Schedule 1.6(a)(i)
TBV Threshold

Balance Sheet Date	Minimum TBV
12/31/2015	$79,850,000
11/30/2015	$78,953,252
10/31/2015	$78,119,886
9/30/2015	$77,220,676

ANNEX B

FORM OF
SUPPORT AGREEMENT

              SUPPORT AGREEMENT, dated as of May 27, 2015 (this "Agreement"), by and between Green Bancorp, Inc. ("Green"), a Texas corporation, and the undersigned shareholder (the "Shareholder").

              WHEREAS, concurrently herewith, Patriot Bancshares, Inc., a Texas corporation (the "Company"), Green and Panther Merger Sub Corp. ("Merger Sub") are entering into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will merge with and into the Company on the terms and conditions set forth therein, with the Company surviving such merger (the "Merger") and, in connection therewith, each share of common stock, par value $0.50 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement subject to the terms and conditions set forth therein;

              WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, and has the sole right to vote and dispose of, the number of shares of Company Common Stock set forth on the signature page hereto (such Company Common Stock, together with any other capital stock of the Company acquired by the Shareholder after the date hereof, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities or otherwise, and any other securities issued by the Company that are entitled to vote on the approval the Merger Agreement held or acquired by the Shareholder (whether acquired heretofore or hereafter), being collectively referred to herein as the "Shares");

              WHEREAS, receiving the Requisite Patriot Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement;

              WHEREAS, the Shareholder is an executive officer, director, affiliate, founder (or family member thereof), or holder of 5% or more of the voting equity securities of the Company; and

              WHEREAS, as an inducement to Green to enter into the Merger Agreement and incur the obligations therein, Green has required that the Shareholder enter into this Agreement.

              NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                             Section 1.               Agreement to Vote; Restrictions on Voting and Dispositions.

                                            (a)         Agreement to Vote Company Common Stock.  The Shareholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company's shareholders, however called, the Shareholder will (x) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted all of the Shares, (1) in favor of the approval of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (2) against any Acquisition Proposal, without regard to any recommendation to the shareholders of the Company by the board of directors of the Company concerning such Acquisition Proposal, and without regard to the terms of such Acquisition Proposal, or other proposal made in opposition to or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (3) against any agreement, amendment of any agreement (including the Patriot Certificate and the Patriot Bylaws), or any other action that is intended or would reasonably be expected to prevent, impede, or, in any material respect, interfere with, delay, postpone, or discourage the transactions contemplated by the Merger Agreement, and (4) against any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement.

                                            (b)         Restrictions on Transfers.  The Shareholder hereby agrees that, from the date hereof until the earlier of the receipt of the Patriot Requisite Vote or the Expiration Time, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shares (collectively, "Transfer") other than in connection with bona fide estate planning purposes to his, her or its affiliates or immediate family members (a "Permitted Transferee"); provided that as a condition to such Transfer, such affiliate or immediate family member shall execute an agreement that is identical to this Agreement (except to reflect the change in the identity of the Shareholder); provided, further, that the assigning Shareholder shall remain jointly and severally liable for the breaches of any of his, her or its affiliates or immediate family members of the terms hereof. Any Transfer in violation of this provision shall be void; and provided, further, that the foregoing shall not prohibit the Stockholder from disposing of or surrendering Shares in connection with the vesting, settlement or exercise of Patriot Stock Options or Patriot Restricted Stock Awards for the payment of taxes thereon or, in the case of Patriot Stock Options, the exercise price. The Shareholder further agrees to authorize and request the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Company Common Stock owned by the Shareholder and that this Agreement places limits on the voting of the Shareholder's shares of Company Common Stock.

                                            (c)          Transfer of Voting Rights.  The Shareholder hereby agrees that the Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholder under this Agreement with respect to any of the Shares.

                                            (d)         Acquired Shares.  Any Shares or other voting securities of the Company with respect to which beneficial ownership is acquired by the Shareholder or its affiliates, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of the Company, if any, after the date hereof shall automatically become subject to the terms of this Agreement.

                                            (e)         Inconsistent Agreements.  The Shareholder hereby agrees that he, she or it shall not enter into any agreement, contract or understanding with any person prior to the termination of this Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shareholder's Shares in any manner which is inconsistent with this Agreement.

                             Section 2.               Non-Solicit.   In his, her or its capacity as a shareholder of the Company, and not in his or her capacity as a director or officer of the Company, as applicable (in which capacity the Shareholder may act in accordance with Section 6.11 of the Merger Agreement), the Shareholder shall not, and shall use his, her or its reasonable best efforts to cause his, her or its affiliates and each of their respective officers, directors, employees and Representatives not to, directly or indirectly, (a) solicit, initiate, encourage (including by providing information or assistance) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making or completion of, any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (b) provide or cause to be provided any non-public information or data relating to the Company in connection with, or have any discussions with, any person relating to or in connection with an actual or proposed Acquisition Proposal (except to disclose the existence of the provisions of this Section),

(c) engage in any discussions or negotiations concerning an Acquisition Proposal (provided that the Shareholder may refer any such person or entity to the provisions of this Section) or otherwise take any action to encourage or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (d) approve, recommend, agree to or accept, or propose publicly to approve, recommend, agree to or accept, any Acquisition Proposal, (e) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in the Securities Exchange Act) with respect to an Acquisition Proposal or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (f) initiate a shareholders' vote or action by consent of the Company's shareholders with respect to an Acquisition Proposal, (g) except by reason of this Agreement, become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal, or (h) approve, endorse or recommend, agree to or accept, or propose to approve, endorse, recommend, agree to or accept, or execute or enter into, any letter of intent, agreement in principle, merger agreement, investment agreement, acquisition agreement, option agreement or other similar agreement related to any Acquisition Proposal.

                             Section 3.               Representations, Warranties and Covenants of the Shareholder.

                                            (a)         Representations and Warranties.  The Shareholder represents and warrants to Green as follows:

                                                           (i)          Capacity.  The Shareholder is an individual or is duly organized and validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite capacity, power and authority to enter into and perform his, her or its obligations under this Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of the Shareholder for the execution, delivery and performance of this Agreement by the Shareholder or the consummation by the Shareholder of the transactions contemplated hereby;

                                                           (ii)         Due Authorization.  This Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Agreement by the Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder.

                                                           (iii)        Binding Agreement.  Assuming the due authorization, execution and delivery of this Agreement by Green, this Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                                                           (iv)        Non-Contravention.  The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of his, her or its obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of the Shareholder. Except as contemplated by this Agreement, neither the Shareholder nor any of his, her or its affiliates (a) has entered into any voting agreement or voting trust with respect to any Shares or entered into any other contract relating to the voting of the Shares or (b) has appointed or granted a proxy or power of attorney with respect to any Shares.

                                                           (v)          Ownership of Shares.  Except for restrictions in favor of Green pursuant to this Agreement, and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the "blue sky" laws of the various States of the United States, the Shareholder owns, beneficially and of record, all of the Shareholder's Shares, as applicable, free and clear of any proxy, voting restriction, adverse claim, security interest, or other lien and has sole voting power and sole power of disposition with respect to the Shareholder's Shares with no restrictions on the Shareholder's rights of voting or disposition pertaining thereto and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder's Shares. As of the date hereof, the number of Shares equals that number of Shares set forth on the signature page hereto. The Shareholder has possession of an outstanding certificate or outstanding certificates representing all of the Shareholder's Shares (other than Shares held in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

                                                           (vi)        Legal Actions.  There is no action, suit, investigation, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, any other person or, to the knowledge of the Shareholder, threatened against the Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Green of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

                                                           (vii)       Reliance.  The Shareholder understands and acknowledges that Green is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement and the representations and warranties of the Shareholder contained herein.

                                            (b)         Covenants.  From the date hereof until the Expiration Time:

                                                           (i)    the Shareholder agrees not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, interfering with or adversely affecting the performance by the Shareholder of its obligations under this Agreement.

                                                           (ii)   the Shareholder hereby agrees, while this Agreement is in effect, to promptly notify Green of the number of any new Company Common Stock acquired by the Shareholder, if any, after the date hereof.

                                                           (iii)  the Shareholder hereby authorizes Green and the Company to publish and disclose in any announcement or disclosure required by applicable law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement the Shareholder's identity and ownership of the Shares and the nature of the Shareholder's obligation under this Agreement.

                             Section 4.               Further Assurances.   From time to time, at the request of Green and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary to consummate and make effective the transactions contemplated by this Agreement.

                             Section 5.               Termination.   Other than this Section 5 and Section 6, which shall survive any termination of this Agreement, this Agreement will terminate upon the earlier of (a) the Effective Time and (b) the date of termination of the Merger Agreement in accordance with its terms

(the "Expiration Time"); provided that no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination.

                             Section 6.               Miscellaneous.

                                            (a)         Expenses.  All expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

                                            (b)         Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by email or facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

                                                           (i)    If to Green, to:

                  Green Bancorp, Inc.
                  4000 Greenbriar
                  Houston, Texas 77098
                  Attention: John P. Durie, Executive Vice President and Chief Financial Officer
                  Facsimile: (713) 275-8228
                  Email: JDurie@Greenbank.com

                  with a copy (which shall not constitute notice) to:

                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  Attention: Sven G. Mickisch
                  Facsimile: (917) 777-3554
                  Email: Sven.Mickisch@skadden.com

                                                           (ii)   If to the Shareholder, to the address for the Shareholder set forth on the signature pages hereto.

                                            (c)          Amendments, Waivers, Etc.  This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by Green and the Shareholder.

                                            (d)         Successors and Assigns.  No party may assign any of its or his rights or delegate any of its or his obligations under this Agreement without the prior written consent of the other parties, except Green may, without the consent of the Shareholder, assign any of its rights and delegate any of its obligations under this Agreement to any affiliate of Green. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise. Notwithstanding any Transfer of Company Common Stock consistent with this Agreement, the transferor shall remain liable for the performance of all obligations of transferor under this Agreement.

                                            (e)         Third Party Beneficiaries.  Nothing expressed or referred to in this Agreement will be construed to give any person, other than the parties to this Agreement and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

                                            (f)          No Partnership, Agency, or Joint Venture.  This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

                                            (g)         Entire Agreement.  This Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

                                            (h)         Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                                            (i)          Specific Performance; Remedies Cumulative.  The parties hereto acknowledge that money damages are not an adequate remedy for violations of this Agreement and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in his or its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

                                            (j)          No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with his or its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of his or its right to exercise any such or other right, power or remedy or to demand such compliance.

                                            (k)         Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Texas, without regard to any applicable conflicts of law principles.

                                            (l)          Submission to Jurisdiction.  The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Harris County in the State of Texas. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                                            (m)        Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

                                            (n)         Drafting and Representation.  The parties have participated jointly in the negotiation and drafting of this Agreement. No provision of this Agreement will be interpreted for or against any party because that party or his or its legal representative drafted the provision.

                                            (o)         Name, Captions, Gender.  Section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

                                            (p)         Counterparts.  This Agreement may be executed by facsimile or other electronic means and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

                                            (q)         Definitions.  Capitalized terms used herein and not defined shall have the meanings specified in the Merger Agreement.

[SIGNATURE PAGES FOLLOW]

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

GREEN BANCORP, INC.
By:	Name: Title:

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER
By:	Name:
By:	Name:
Number of Shares:
Address:

ANNEX C

FORM OF
SUPPORT AGREEMENT

              This SUPPORT AGREEMENT, dated as of May 27, 2015 (this "Support Agreement"), is entered into by and between Patriot Bancshares, Inc., a Texas corporation ("Patriot"), and the undersigned shareholder of the Company (together with its affiliated private investment funds holding shares of Company Common Stock, the "Shareholder").

              WHEREAS, concurrently herewith, Green Bancorp, Inc., a Texas corporation (the "Company"), Patriot, and Panther Merger Sub Corp., a Texas corporation and wholly-owned subsidiary of the Company ("Merger Sub") are entering into that certain Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will merge with and into Patriot on the terms and condition set forth therein, with Patriot surviving such merger (the "Merger") and, in connection therewith, each share of common stock, par value $0.50 per share, of Patriot issued and outstanding immediately prior to the Effective Time will, without any further action on the part of the holder thereof, be automatically converted into the right to receive the Merger Consideration as set forth in the Merger Agreement, subject to the terms and conditions therein;

              WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of, and has the sole right to vote and dispose of, the number of shares of common stock of the Company ("Company Common Stock") set forth on the signature page hereto (such Company Common Stock, together with any other capital stock of the Company acquired by the Shareholder after the date hereof, whether acquired directly or indirectly, upon the exercise of options, conversion of convertible securities or otherwise, and any other securities issued by the Company that are entitled to vote on the approval the Merger Agreement held or acquired by the Shareholder, whether acquired heretofore or hereafter, being collectively referred to herein as the "Shares");

              WHEREAS, receiving the Requisite Green Vote is a condition to the consummation of the transactions contemplated by the Merger Agreement; and

              WHEREAS, as an inducement to Patriot to enter into the Merger Agreement and incur the obligations therein, Patriot has required that the Shareholder enter into this Support Agreement.

              NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

              1.              Capitalized Terms.  Any capitalized terms used herein and not defined shall have the meaning given them in the Merger Agreement.

              2.              Agreement to Vote; Restrictions on Voting and Dispositions

                             (a)               Agreement to Vote Company Common Stock.  The Shareholder hereby irrevocably and unconditionally agrees that from the date hereof until the Expiration Time, at any meeting (whether annual or special and each adjourned or postponed meeting) of the Company's shareholders, however called, or in connection with any written consent of the Company's shareholders, the Shareholder will (x) appear at such meeting or otherwise cause all of the Shares to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted (including by written consent, if applicable) all of the Shares to approve the issuance of the shares of Green Common Stock in connection with the Merger.

                             (b)               Restrictions on Transfers.  The Shareholder hereby agrees that, from the date hereof until the earlier of the receipt of the Requisite Green Vote or the Expiration Time, the Shareholder shall not, directly or indirectly, sell, offer to sell, give, pledge, grant a security interest in, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shares (collectively, "Transfer") other than to its affiliates (a "Permitted Transferee"); provided that as a condition to such Transfer, such affiliate shall execute an agreement that is identical in form to this Support Agreement; provided, further, that the assigning Shareholder shall remain jointly and severally liable for the breaches of any of its affiliates of the terms hereof. Any Transfer in violation of this provision shall be void. The Shareholder further agrees to authorize and request the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Company Common Stock owned by the Shareholder and that this Support Agreement places limits on the voting of the Shareholder's shares of Company Common Stock.

                             (c)               Transfer of Voting Rights.  The Shareholder hereby agrees that the Shareholder shall not deposit any Shares in a voting trust, grant any proxy or power of attorney or enter into any voting agreement or similar agreement or arrangement in contravention of the obligations of the Shareholder under this Support Agreement with respect to any of the Shares.

                             (d)               Acquired Shares.  Any Shares or other voting securities of the Company with respect to which beneficial ownership is acquired by the Shareholder or its affiliates, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Shares or upon exercise or conversion of any securities of the Company, if any, after the date hereof shall automatically become subject to the terms of this Support Agreement.

                             (e)               Inconsistent Agreements.  The Shareholder hereby agrees that it shall not enter into any agreement, contract or understanding with any person prior to the termination of this Support Agreement, directly or indirectly, to vote, grant a proxy or power of attorney or give instructions with respect to the voting of the Shareholder's Shares in any manner which is inconsistent with this Support Agreement.

              3.              Non-Solicit.  In its capacity as a shareholder of the Company, the Shareholder shall not, and shall use its reasonable best efforts to cause its affiliates and each of their respective officers, directors, employees and Representatives not to, directly or indirectly, solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in the Securities Exchange Act) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement.

              4.              Representations, Warranties and Covenants of the Shareholder.

                             (a)               Representations and Warranties.  The Shareholder represents and warrants to Green as follows:

                                 (i)           Capacity.  The Shareholder is duly organized and validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite capacity, power and authority to enter into and perform his, her or its obligations under this Support Agreement. No filing with, and no permit, authorization, consent or approval of, a Governmental Entity is necessary on the part of the Shareholder for the execution, delivery and performance of this Support Agreement by the Shareholder or the consummation by the Shareholder of the transactions contemplated hereby;

                                 (ii)          Due Authorization.  This Support Agreement has been duly executed and delivered by the Shareholder and the execution, delivery and performance of this Support Agreement by the Shareholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder.

                                 (iii)         Binding Agreement.  Assuming the due authorization, execution and delivery of this Support Agreement by Patriot, this Support Agreement constitutes the valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                                 (iv)         Non-Contravention.  The execution and delivery of this Support Agreement by the Shareholder does not, and the performance by the Shareholder of his, her or its obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby will not violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or any statute, rule or regulation to which the Shareholder is subject or, in the event that the Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of the Shareholder. Except as contemplated by this Support Agreement, neither the Shareholder nor any of its affiliates (a) has entered into any voting agreement or voting trust with respect to any Shares or entered into any other contract relating to the voting of the Shares or (b) has appointed or granted a proxy or power of attorney with respect to any Shares.

                                 (v)           Ownership of Shares.  Except for restrictions in favor of Patriot pursuant to this Support Agreement, and except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the "blue sky" laws of the various States of the United States, the Shareholder owns, beneficially and of record, all of the Shareholder's Shares, as applicable, free and clear of any proxy, voting restriction, adverse claim, security interest, or other lien and has sole voting power and sole power of disposition with respect to the Shareholder's Shares with no restrictions on the Shareholder's rights of voting or disposition pertaining thereto and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shareholder's Shares. As of the date hereof, the number of Shares equals that number of Shares set forth on the signature page hereto. The Shareholder has possession of an outstanding certificate or outstanding certificates representing all of the Shareholder's Shares (other than Shares held in book-entry form) and such certificate or certificates does or do not contain any legend or restriction inconsistent with the terms of this Support Agreement, the Merger Agreement or the transactions contemplated hereby and thereby.

                                 (vi)        Legal Actions.  There is no action, suit, investigation, complaint or other proceeding pending against the Shareholder or, to the knowledge of the Shareholder, any other person or, to the knowledge of the Shareholder, threatened against the Shareholder or any other person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Patriot of its rights under this Support Agreement or the performance by any party of its obligations under this Support Agreement.

                                 (vii)        Reliance.  The Shareholder understands and acknowledges that Patriot is entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Support Agreement and the representations and warranties of the Shareholder contained herein.

                             (b)               Covenants.  From the date hereof until the Expiration Time:

                                 (i)    the Shareholder agrees not to take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing, impeding, or, in any material respect, interfering with or adversely affecting the performance by the Shareholder of its obligations under this Support Agreement.

                                 (ii)   the Shareholder hereby agrees, while this Support Agreement is in effect, to promptly notify Patriot of any new Company Common Stock acquired by the Shareholder, if any, after the date hereof.

                                 (iii)  the Shareholder hereby authorizes Patriot and the Company to publish and disclose in any announcement or disclosure required by applicable law and any proxy statement filed in connection with the transactions contemplated by the Merger Agreement the Shareholder's identity and ownership of the Shares and the nature of the Shareholder's obligation under this Support Agreement.

              5.              Further Assurances.  From time to time, at the request of Patriot and without further consideration, the Shareholder shall execute and deliver such additional documents and take all such further action as may be necessary to consummate and make effective the transactions contemplated by this Support Agreement.

              6.              Termination.  Other than this Section, which shall survive any termination of this Support Agreement, this Support Agreement will terminate upon the earlier of (a) the Effective Time and (b) the date of termination of the Merger Agreement in accordance with its terms (the "Expiration Time"); provided that no such termination shall relieve any party hereto from any liability for any breach of this Support Agreement occurring prior to such termination.

              7.              Miscellaneous.

                             (a)               Expenses.  All expenses incurred in connection with this Support Agreement and the transactions contemplated by this Support Agreement shall be paid by the party incurring such expenses.

                             (b)               Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by email or facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

          If to Patriot, to:

              Patriot Bancshares, Inc.
              7500 San Felipe, Suite 125
              Texas 77063
              Attention:    William Ellis
              Facsimile:    713-400-7108
              Email: DEllis@patriotbankusa.com

              With a copy (which shall not constitute notice) to:

              Harris Law Firm PC
              600 Congress Avenue, Suite 200
              Austin, TX 78701
              Attention:    T. Alan Harris
              Facsimile:    (877)-876-8913
              Email: alan.harris@harrislawusa.com

              and

              Fenimore, Kay, Harrison & Ford, LLP
              812 San Antonio Street, Suite 600
              Austin, TX 78751
              Attention:    Chet A. Fenimore
              Facsimile:    (512) 583-5901
              Email: cfenimore@fkhpartners.com

          If to the Shareholder, to the address for the Shareholder set forth on the signature pages hereto.

                             (c)               Amendments, Waivers, Etc.  This Support Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated except by an instrument in writing signed by Patriot and the Shareholder.

                             (d)               Successors and Assigns.  No party may assign any of its or his rights or delegate any of its or his obligations under this Support Agreement without the prior written consent of the other parties, except Patriot may, without the consent of the Shareholder, assign any of its rights and delegate any of its obligations under this Support Agreement to any affiliate of Patriot. Subject to the preceding sentence, this Support Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties and their respective successors and assigns, including without limitation any corporate successor by merger or otherwise. Notwithstanding any Transfer of Company Common Stock consistent with this Support Agreement, the transferor shall remain liable for the performance of all obligations of transferor under this Support Agreement.

                             (e)               Third Party Beneficiaries.  Nothing expressed or referred to in this Support Agreement will be construed to give any person, other than the parties to this Support Agreement and their respective successors and permitted assigns, any legal or equitable right, remedy or claim under or with respect to this Support Agreement or any provision of this Support Agreement.

                             (f)               No Partnership, Agency, or Joint Venture.  This Support Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

                             (g)               Entire Agreement.  This Support Agreement embodies the entire agreement and understanding among the parties relating to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

                             (h)               Severability.  If any term or other provision of this Support Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Support Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Support Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

                             (i)               Specific Performance; Remedies Cumulative.  The parties hereto acknowledge that money damages are not an adequate remedy for violations of this Support Agreement and that any party, in addition to any other rights and remedies which the parties may have hereunder or at law or in equity, may, in his or its sole discretion, apply to a court of competent jurisdiction for specific performance or injunction or such other relief as such court may deem just and proper in order to enforce this Support Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection to the imposition of such relief. All rights, powers and remedies provided under this Support Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such rights, powers or remedies by such party.

                             (j)               No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Support Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with his or its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of his or its right to exercise any such or other right, power or remedy or to demand such compliance.

                             (k)               Governing Law.  This Support Agreement and all disputes or controversies arising out of or relating to this Support Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Texas, without regard to any applicable conflicts of law principles.

                             (l)               Submission to Jurisdiction.  The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Support Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Harris County in the State of Texas. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Support Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

                             (m)               Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS SUPPORT AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, DIRECTLY OR INDIRECTLY, ARISING OUT OF, OR RELATING TO, THIS SUPPORT AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS SUPPORT AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUPPORT AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

                             (n)               Drafting and Representation.  The parties have participated jointly in the negotiation and drafting of this Support Agreement. No provision of this Support Agreement will be interpreted for or against any party because that party or his or its legal representative drafted the provision.

                             (o)               Name, Captions, Gender.  Section headings of this Support Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Support Agreement. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

                             (p)               Counterparts.  This Support Agreement may be executed by facsimile or other electronic means and in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument. Each counterpart may consist of a number of copies each signed by less than all, but together signed by all, the parties hereto.

[SIGNATURE PAGES FOLLOW]

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

PATRIOT BANCSHARES, INC.
By:	Name: Title:

        IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date and year first written above.

SHAREHOLDER
By:	Name:
Number of Shares: Address:

ANNEX D

May 27, 2015

The Board of Directors
Patriot Bancshares, Inc.
7500 San Felipe Street
Suite 1030
Houston, TX 77063
Members of the Board:

        You have requested the opinion of Keefe, Bruyette & Woods, Inc. ("KBW" or "we") as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Patriot Bancshares, Inc. ("Patriot"), of the Exchange Ratio (as defined below) in the proposed merger of Patriot Merger Sub Corp. ("Merger Sub"), a wholly-owned subsidiary of Green Bancorp, Inc. ("GNBC"), with and into Patriot as a result of which Patriot would be a wholly-owned subsidiary of GNBC (such transaction, the "Merger" and, taken together with the immediately subsequent merger of Patriot with and into GNBC (such transaction, the "Second-Step Merger"), the "Integrated Mergers"), pursuant to the Agreement and Plan of Merger (the "Agreement") to be entered into by and among Patriot, GNBC and Merger Sub. In accordance with the Agreement and subject to the terms and conditions set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action of the part of Patriot, GNBC, the holders of common stock, par value $0.50 per share, of Patriot (the "Patriot Common Stock"), or the holders of common stock, par value $0.01 per share, of GNBC (the "GNBC Common Stock"), each share of Patriot Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Patriot Common Stock owned by Patriot as treasury stock or owned by Patriot or GNBC (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) or any shares of Patriot Common Stock held by Dissenting Shareholders (as defined in the Agreement)) shall be converted into the right to receive a number of shares of GNBC Common Stock equal to (i) 10,757,273 shares of GNBC Common Stock (the "Aggregate Merger Consideration"), which shall be (A) adjusted downward by 0.0824 shares of GNBC Common Stock for each dollar of cash payable in respect of Patriot Stock Options (as defined in the Agreement), and (B) subject to further downward adjustment (as to which we express no opinion) equal to 0.0824 shares of GNBC Common Stock for each dollar by which the Final Adjusted TBV (as defined in the Agreement) is below a threshold amount set forth in the Agreement, all as further provided in the Agreement divided by (ii) the Exchangeable Shares (as defined in the Agreement). The ratio of such number of shares of GNBC Common stock for one share of Patriot Common Stock is referred to herein as the "Exchange Ratio." The terms and conditions of the Merger are more fully set forth in the Agreement.

        In addition, the Agreement provides that (i) Patriot shall take all actions necessary to effect, immediately prior to the Merger, with funds provided by GNBC, the redemption of all of Patriot's outstanding Series B Preferred Stock and Series C Preferred Stock, in accordance with the terms thereof and the documents and agreements related thereto (the "Patriot Preferred Stock Redemption"), (ii) Patriot shall take all actions necessary to effect, immediately prior to the Merger, the conversion of all of Patriot's Series D Preferred Stock and Series F Preferred Stock in accordance with the terms thereof and the documents and agreements related thereto (the "Patriot Preferred Stock Conversion"); and

Keefe, Bruyette & Woods, Inc.    •    805 Las Cimas Parkway, Suite 230A    •    Austin, TX 78703     •    (512) 813-7243

The Board of Directors
Patriot Bancshares, Inc.
May 27, 2015
Page D-2 of D-6

(iii) GNBC and Patriot shall take all actions necessary to effect, immediately prior to the Merger, the assumption by GNBC of the Patriot TRUPS (as defined in the Agreement) in accordance with the terms thereof (the "Patriot TRUPS Assumption" and, together with the Patriot Preferred Stock Redemption and the Patriot Preferred Stock Conversion, the "Patriot Transactions"). At the direction of Patriot and with the consent of the Board (as defined below) we have assumed, for purposes of our analyses and our opinion, the completion of each of the Patriot Transactions as described in the Agreement or as otherwise described to us by representatives of Patriot.

        The Agreement further provides that, immediately following the Integrated Mergers, (i) Patriot Texas Holdings, Inc. ("Patriot Intermediate HoldCo"), a Texas corporation and wholly-owned subsidiary of Patriot, will merge with and into GNBC, with GNBC being the surviving corporation (such merger, the "Intermediate HoldCo Merger") and (ii) Patriot Bank ("Patriot Bank"), a Texas chartered state non-member bank and a wholly-owned subsidiary of Patriot, will merge (the "Bank Merger" and, together with the Intermediate HoldCo Merger, the "Subsidiary Mergers") with and into Green Bank, N.A. a national banking association and wholly-owned subsidiary of GNBC ("Green Bank"), with Green Bank being the surviving entity in the Bank Merger, pursuant to an agreement and plan of merger to be entered into with respect to the Bank Merger, on the date of the Agreement, by and between Patriot Bank and Green Bank.

        KBW has acted as financial advisor to Patriot and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW's business as a broker-dealer, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Patriot and GNBC and, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Patriot and GNBC for KBW's own account and for the accounts of its customers. We have acted exclusively for the board of directors of Patriot (the "Board") in rendering this opinion and will receive a fee from Patriot for our services. A portion of our fee was payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Merger. In addition, Patriot has agreed to indemnify us for certain liabilities arising out of our engagement.

        Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to Patriot. In the past two years, KBW has provided investment banking and financial advisory services to GNBC and received compensation for such services. KBW acted as an underwriter in connection with the initial public offering of GNBC in August 2014. We may in the future provide investment banking and financial advisory services to Patriot or GNBC and receive compensation for such services.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the Merger and the financial and operating condition of Patriot and GNBC, including among other things, the following: (i) a draft of the Agreement dated May 22, 2015 (the most recent draft made available to us); (ii) the audited financial statements for the three years ended December 31, 2014 for Patriot; (iii) the Annual Report on Form 10-K for the year ended December 31, 2014 of GNBC, including the audited financial statements of GNBC contained therein for the three years ended December 31, 2014; (iv) the unaudited quarterly financial statements and quarterly reports on Form 10-Q for the fiscal quarter ended

The Board of Directors
Patriot Bancshares, Inc.
May 27, 2015
Page D-3 of D-6

March 31, 2015 of GNBC; (v) certain regulatory filings of Patriot and GNBC, including the quarterly FRY-9Cs and Call Reports filed with respect to each quarter during the three year period ended March 31, 2015 for each of GNBC and Patriot; (vi) certain other interim reports and other communications of Patriot and GNBC to their respective shareholders; and (vii) other financial information concerning the businesses and operations of Patriot and GNBC furnished to us by Patriot and GNBC or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among other things, the following: (i) the historical and current financial position and results of operations of Patriot and GNBC; (ii) the assets and liabilities of Patriot and GNBC; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial information of Patriot and certain financial and stock market information for GNBC with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of Patriot which were prepared by Patriot management, provided to and discussed with us by such management and used and relied upon by us at the direction of such management with the consent of the Board; (vi) publicly available consensus "street estimates" of GNBC for the years ending December 31, 2015 and December 31, 2016 as well as the long term growth rates based thereon that were provided to us by management of GNBC, all of which information was reviewed and discussed with us by such management and used and relied upon by us based on such discussions with the consent of the Board; (vii) estimates regarding certain pro forma financial effects of the Merger on GNBC (including, without limitation, the cost savings expected to result from the Merger) that were prepared by, and provided to and discussed with us by, GNBC management and used and relied upon by us based on such discussions with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of Patriot and GNBC regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by or on behalf of Patriot, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with Patriot.

        In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon management of Patriot as to the reasonableness and achievability of the financial and operating forecasts and projections of Patriot (and the assumptions and bases therefor) that were prepared by, and provided to us and discussed with us by, such management and we have assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of Patriot, upon GNBC management as to the reasonableness and achievability of the publicly available consensus "street estimates" of GNBC referred to above, and the long term growth rates based thereon that were provided to us by GNBC management, all of which was reviewed and discussed with us by such management, as well as the estimates regarding certain pro forma financial effects of the Merger on GNBC (and the assumptions and bases therefor, including, without limitation, the cost savings expected to result from the Merger) referred to above. We have assumed, with the consent of Patriot, that all such information is

The Board of Directors
Patriot Bancshares, Inc.
May 27, 2015
Page D-4 of D-6

consistent with (in the case of the GNBC "street estimates" referred to above), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of GNBC management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

        It is understood that the estimated and projected information of Patriot and GNBC prepared and provided to us by the respective managements of Patriot and GNBC were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus "street estimates" of GNBC referred to above, are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information and "street estimates." We have assumed, based on discussions with the respective managements of Patriot and GNBC, that all such information and "street estimates" provide a reasonable basis upon which we could form our opinion and we express no view as to any such information (or the assumptions or bases therefor) or such "street estimates." We have relied on all such information and "street estimates" without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

        We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Patriot or GNBC since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Patriot and GNBC are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Patriot or GNBC, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Patriot or GNBC under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

        We have assumed, in all respects material to our analyses, the following: (i) that the Merger will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed) with no additional payments or adjustments to the Exchange Ratio; (ii) that any related transactions (including the Second-Step Merger, the Subsidiary Mergers and each of the Patriot Transactions) will be completed substantially in accordance with the terms set forth in the Agreement or as otherwise described to us by representatives of Patriot; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transaction and that all conditions to the completion of the Merger and related any transactions will be satisfied without any waivers or modifications to the Agreement; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other

The Board of Directors
Patriot Bancshares, Inc.
May 27, 2015
Page D-5 of D-6

payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Patriot, GNBC or the combined entity or the contemplated benefits of the Merger, including the cost savings expected to result from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised that Patriot has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Patriot, GNBC, the Agreement, the Merger, any related transactions (including the Second-Step Merger, the Subsidiary Mergers and the Patriot Transactions), and the Agreement. KBW has not provided advice with respect to any such matters.

        This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Patriot Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any related transaction (including the Second-Step Mergers, the Subsidiary Mergers and the Patriot Transactions), including without limitation, the form or structure of the Merger, any transactions that may be related to the Merger, any consequences of the Merger to Patriot, its shareholders, creditors or otherwise, or any terms, aspects or implications of any employment, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into by any parties in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Patriot to engage in the Merger or enter into the Agreement, (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Patriot or the Board, (iii) the fairness of the amount or nature of any compensation to any of Patriot's officers directors or employees, or any class of such persons, relative to any compensation to the holders of Patriot Common Stock, (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Patriot other than the Patriot Common Stock (solely with respect to the Exchange Ratio, as described herein and not relative to the consideration to be received by any other class) or holders of any class of securities of GNBC, or any other party to any transaction contemplated by the Agreement, (v) any adjustment (as provided in the Agreement) to the Aggregate Merger Consideration or the Exchange Ratio in the Merger assumed for purposes of our opinion, (vi) the actual value of the GNBC Common Stock to be issued in the Merger, (vii) the prices, trading range or volume at which GNBC Common Stock will trade following the public announcement of the Merger or the consummation of the Merger, (viii) whether GNBC or its subsidiaries has sufficient cash, available lines of credit or other sources of funds to enable it to provide Patriot sufficient funds to effect the Patriot Preferred Stock Redemption as provided in the Agreement, (ix) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement, or (x) any legal, regulatory, accounting, tax or similar matters relating to Patriot, GNBC, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transactions (including the Second-Step Merger, the Subsidiary Mergers and the Patriot Transactions), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

The Board of Directors
Patriot Bancshares, Inc.
May 27, 2015
Page D-6 of D-6

        This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger or to any holder of Patriot Common Stock or shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation as to whether or not any such shareholder should enter into a voting, shareholders', or affiliates' agreement with respect to the Merger or exercise any dissenters' or appraisal rights that may be available to such shareholder.

        This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Patriot Common Stock.

Very truly yours,
/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

ANNEX E

[LETTERHEAD OF JEFFERIES LLC]

May 27, 2015
The Board of Directors
Green Bancorp, Inc.
4000 Greenbriar Street
Houston, Texas 77098

The Board of Directors:

We understand that Green Bancorp, Inc. ("GBI"), Panther Merger Sub Corp., a wholly owned subsidiary of GBI ("Merger Sub"), and Patriot Bancshares, Inc. ("Patriot") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which, among other things, Merger Sub will be merged with and into Patriot (the "Merger") and all outstanding shares of the common stock, par value $0.50 per share, of Patriot ("Patriot Common Stock") will be converted into the right to receive aggregate consideration consisting of 10,757,273 shares of the common stock, par value $0.01 per share, of GBI ("GBI Common Stock" and, such aggregate number of shares of GBI Common Stock issuable in the Merger, the "Aggregate Merger Consideration"), subject to certain adjustments (as to which we express no opinion) as more fully specified in the Agreement. The Agreement further provides that (i) immediately following consummation of the Merger, Patriot will be merged with and into GBI (the "Second-Step Merger" and, together with the Merger as a single integrated transaction, the "Integrated Mergers"), with GBI as the surviving corporation, and (ii) immediately following consummation of the Integrated Mergers, (a) Patriot Texas Holdings, Inc., a wholly owned subsidiary of Patriot, will be merged with and into GBI (the "Intermediate HoldCo Merger") and (b) Patriot Bank, a wholly owned subsidiary of Patriot, will be merged with and into Green Bank, N.A., a wholly owned subsidiary of GBI (the "Bank Merger" and, together with the Intermediate HoldCo Merger and the Integrated Mergers, the "Transaction"). The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Board of Directors of GBI (the "Board") has asked for our opinion as to whether the Aggregate Merger Consideration to be paid by GBI pursuant to the Agreement is fair, from a financial point of view, to GBI.

In arriving at our opinion, we have, among other things:

  (i)
  reviewed an execution version, provided to us on May 26, 2015, of the Agreement;

  (ii)
  reviewed certain publicly available financial and other information about GBI;

  (iii)
  reviewed certain financial and other information furnished to us by the managements of Patriot and GBI relating to the businesses, operations and prospects of Patriot and GBI, including financial forecasts and estimates relating to Patriot and GBI prepared by the management of GBI;

  (iv)
  reviewed certain estimates of, and related information prepared by, the management of GBI as to the cost savings and certain restructuring charges and other adjustments potentially resulting from the Transaction (collectively, the "Cost Savings and Adjustments").

  (v)
  held discussions with members of the senior management of GBI concerning the matters described in clauses (ii) through (iv) above;

  (vi)
  reviewed the stock trading price history of GBI and reviewed implied multiples for Patriot and GBI and compared them with those of certain publicly traded companies or businesses that we deemed generally relevant in evaluating Patriot and GBI;

  (vii)
  compared the financial terms of the Merger with financial terms of certain other transactions that we deemed generally relevant in evaluating the Transaction;

The Board of Directors
Green Bancorp, Inc.
May 27, 2015

  (viii)
  considered certain potential pro forma financial effects of the Transaction on GBI, after taking into account the Cost Savings and Adjustments, utilizing financial forecasts and estimates relating to Patriot and GBI prepared by the management of GBI; and

  (ix)
  conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by GBI or Patriot, that was publicly available to us (including, without limitation, the information described above) or that was otherwise reviewed by us. We have relied on assurances of the management of GBI that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. As you are aware, we have not been provided with access directly to the management of Patriot in connection with the Transaction. Accordingly, we have relied on the management and other representatives of GBI with respect to matters relating to Patriot and we have assumed, at your direction, that had we been provided with such access, we would not have learned of any information that would impact or change our analyses or opinion in any meaningful respect. In our review, we did not obtain or perform any independent evaluation or appraisal of any of the assets or liabilities (contingent, off-balance sheet or otherwise), nor did we conduct a physical inspection of any properties or facilities, of Patriot, GBI or any other entity, and we have not been furnished with, and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. We are not experts in the evaluation of deposit accounts or loan, mortgage or similar portfolios or allowances for losses with respect thereto and we were not requested to, and we did not, conduct a review of individual credit files or loan, mortgage or similar portfolios. We express no opinion or view as to the adequacy or sufficiency of allowances for losses or other matters with respect thereto and we have assumed that each of GBI and Patriot has, and the pro forma combined company will have, appropriate reserves to cover any such losses.

With respect to the financial forecasts and estimates provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed, however, and we have assumed, that the financial forecasts and estimates relating to Patriot and GBI (including the Cost Savings and Adjustments) that we were directed to utilize in our analyses were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of GBI as to the future financial performance of Patriot and GBI, such Cost Savings and Adjustments and the other matters covered thereby. We express no opinion as to any such financial forecasts or estimates or the assumptions on which they are based and we have assumed that the financial results reflected in the financial forecasts and estimates utilized in our analyses, including with respect to the Cost Savings and Adjustments, will be realized in the amounts and at the times projected. We have relied, at your direction, upon the assessments of the management of GBI as to, among other things, (i) the potential impact on Patriot and GBI of market and other trends in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the banking industry, including the views of such management regarding prevailing and future interest rates, (ii) the derivative contracts or transactions and risk management arrangements of, and investment or other securities and commodities held by, Patriot and GBI and (iii) the ability of GBI to integrate the businesses of Patriot with those of GBI. At your direction, we have assumed that there will be no developments with respect to any such matters that would have an adverse effect on Patriot, GBI or the Transaction (or the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion. At your direction, we further have assumed that there will not be any adjustments to the Aggregate Merger Consideration that would be meaningful in any respect to our analyses or opinion.

The Board of Directors
Green Bancorp, Inc.
May 27, 2015

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. As you are aware, the credit, financial and stock markets have experienced, and the industry in which Patriot and GBI operate continue to experience, volatility and we express no opinion or view as to any potential aspects of such volatility on Patriot, GBI or the Transaction (or the contemplated benefits thereof). We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal, regulatory, accounting or tax matters affecting Patriot, GBI or the Transaction and we have assumed the correctness in all respects meaningful to our analyses and opinion of all legal, regulatory, accounting and tax advice given to GBI or the Board, including, without limitation, advice as to the legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Agreement and related documents. We have assumed that the Merger and the Second-Step Merger will be treated as a single integrated transaction and will qualify as a reorganization for U.S. federal income tax purposes under applicable provisions of the Internal Revenue Code of 1986, as amended, as contemplated by the Agreement. In preparing our opinion, we have not taken into account any tax or other consequences of the Transaction to GBI or its stockholders of the terms of, and transactions contemplated by, the Agreement and related documents. We have assumed that the Transaction will be consummated in accordance with its terms (including, without limitation, with respect to the redemption or conversion of all outstanding preferred securities of Patriot) and in compliance with all applicable laws, documents and other requirements without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other third party approvals, consents and releases for the Transaction, including with respect to any divestiture or other requirements, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Patriot, GBI or the Transaction (including the contemplated benefits thereof). We also have assumed, at the direction of the Board, that the final Agreement, when signed by the parties thereto, will not differ from the execution version reviewed by us in any respect meaningful to our analyses or opinion.

It is understood that our opinion is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Transaction. In connection with our engagement, we were not requested to, and we did not participate in the negotiation or structuring of the Transaction. Our opinion does not address the relative merits of the Transaction or any other transactions contemplated by the Agreement and related documents as compared to any alternative transaction or opportunity that might be available to GBI or its affiliates nor does it address the underlying business decision of GBI or its affiliates to engage in the Transaction or the terms of the Agreement or related documents, including, without limitation, the form or structure of the Transaction, any adjustments to or allocation of the Aggregate Merger Consideration, any redemption, conversion or assumption of preferred or other securities, or any terms, aspects or implications of the Intermediate HoldCo Merger, the Bank Merger, any employment, support or voting agreement or any other agreements or arrangements contemplated by or resulting from the Transaction. Our opinion does not constitute a recommendation as to how any stockholder should vote or act in connection with the Transaction or any other matter. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of GBI or any other party to the Transaction. We express no view or opinion as to the actual value of GBI Common Stock when issued in the Merger or the prices at which GBI Common Stock will trade or Patriot Common Stock would be transferable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any officers, directors or employees of any party to the Transaction, or any class of such persons, in connection with the Transaction relative to the Aggregate Merger Consideration or otherwise. The issuance of our opinion has been authorized by the Fairness Committee of Jefferies LLC.

The Board of Directors
Green Bancorp, Inc.
May 27, 2015

We have been engaged by GBI to act as financial advisor to the Board with respect to this opinion and will receive a fee for our services, payable upon delivery of this opinion. We also will be reimbursed for expenses incurred in connection with our engagement. In addition, GBI has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. As you are aware, we and our affiliates in the past have provided and in the future may provide financial advisory and financing services unrelated to the Transaction to GBI and certain of its affiliates, for which services we and our affiliates have received and would expect to receive compensation, including, during the past two years, having acted as a joint bookrunning manager for the initial public offering of GBI Common Stock in August 2014. In addition, we maintain a market in the securities of GBI and, in the ordinary course of business, we and our affiliates may trade or hold securities of GBI and/or its affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Aggregate Merger Consideration to be paid by GBI pursuant to the Agreement is fair, from a financial point of view, to GBI.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC

ANNEX F

Rights of Dissenting Owners: Chapter 10, Subchapter H of the Texas Business Organizations Code

CHAPTER 10. MERGERS, INTEREST EXCHANGES,
CONVERSIONS, AND SALES OF ASSETS
SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS

Section 10.351.  APPLICABILITY OF SUBCHAPTER.

        (a)   This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

        (b)   This subchapter applies only to a "domestic entity subject to dissenters' rights," as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

        (c)   The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity's governing documents.

Section 10.352.  DEFINITIONS.

        (1)   "Dissenting owner" means an owner of an ownership interest in a domestic entity subject to dissenters' rights who:

          (A)  provides notice under Section 10.356; and

          (B)  complies with the requirements for perfecting that owner's right to dissent under this subchapter.

        (2)   "Responsible organization" means:

          (A)  the organization responsible for:

              (i)  the provision of notices under this subchapter; and

             (ii)  the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

          (B)  with respect to a merger or conversion:

              (i)  for matters occurring before the merger or conversion, the organization that is merging or converting; and

             (ii)  for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner's ownership interest in the merger or conversion;

          (C)  with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

          (D)  with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

Section 10.353.  FORM AND VALIDITY OF NOTICE.

        (a)   Notice required under this subchapter:

          (1)   must be in writing; and

          (2)   may be mailed, hand-delivered, or delivered by courier or electronic transmission.

        (b)   Failure to provide notice as required by this subchapter does not invalidate any action taken.

Section 10.354.  RIGHTS OF DISSENT AND APPRAISAL.

        (a)   Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters' rights is entitled to:

          (1)   dissent from:

            (A)  a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

            (B)  a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

            (C)  a plan of exchange in which the ownership interest of the owner is to be acquired;

            (D)  a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

            (E)  a merger effected under Section 10.006 in which:

                (i)  the owner is entitled to vote on the merger; or

               (ii)  the ownership interest of the owner is converted or exchanged; and

          (2)   Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

        (b)   Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or noncode organization, or from a plan of exchange, if:

          (1)   the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

            (A)  listed on a national securities exchange; or

            (B)  held of record by at least 2,000 owners;

          (2)   the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

          (3)   the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner's ownership interest any consideration other than:

            (A)  ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or noncode organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

                (i)  listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

               (ii)  held of record by at least 2,000 owners;

            (B)  cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

            (C)  any combination of the ownership interests and cash described by Paragraphs (A) and (B).

        (c)   Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

Section 10.355.  NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

        (a)   A domestic entity subject to dissenters' rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner's rights under that section if:

          (1)   the action or proposed action is submitted to a vote of the owners at a meeting; or

          (2)   approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

        (b)   If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters' rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

        (c)   A notice required to be provided under Subsection (a) or (b) must:

          (1)   be accompanied by a copy of this subchapter; and

          (2)   advise the owner of the location of the responsible organization's principal executive offices to which a notice required under Section 10.356(b)(1) or (3) may be provided.

        (d)   In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

          (1)   each owner who consents in writing to the action before the owner delivers the written consent; and

          (2)   each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

        (e)   Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

Section 10.356.  PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

        (a)   An owner of an ownership interest of a domestic entity subject to dissenters' rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner's right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

        (b)   To perfect the owner's rights of dissent and appraisal under Section 10.354, an owner:

          (1)   if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

            (A)  is addressed to the entity's president and secretary;

            (B)  states that the owner's right to dissent will be exercised if the action takes effect;

            (C)  provides an address to which notice of effectiveness of the action should be delivered or mailed; and

            (D)  is delivered to the entity's principal executive offices before the meeting;

          (2)   with respect to the ownership interest for which the rights of dissent and appraisal are sought:

            (A)  must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

            (B)  may not consent to the action if the action is approved by written consent; and

          (3)   must give to the responsible organization a demand in writing that:

            (A)  is addressed to the president and secretary of the responsible organization;

            (B)  demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

            (C)  provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

            (D)  states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

            (E)  is delivered to the responsible organization at its principal executive offices at the following time:

              (i)    not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

              (ii)   not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners; or

              (iii)  not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

        (c)   An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

        (d)   Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner's failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner's rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

        (e)   If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner's right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

Section 10.357.  WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

        (a)   An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

          (1)   payment for the ownership interest has been made under Sections 10.358 and 10.361; or

          (2)   a petition has been filed under Section 10.361.

        (b)   Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

Section 10.358.  RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

        (a)   Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

          (1)   accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

          (2)   rejecting the demand and including in the response the requirements prescribed by Subsection (c).

        (b)   If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

          (1)   endorsed certificates representing the ownership interests if the ownership interests are certificated; or

          (2)   signed assignments of the ownership interests if the ownership interests are uncertificated.

        (c)   If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

          (1)   an estimate by the responsible organization of the fair value of the ownership interests; and

          (2)   an offer to pay the amount of the estimate provided under Subdivision (1).

        (d)   If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect

        (e)   If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

          (1)   endorsed certificates representing the ownership interests if the ownership interests are certificated; or

          (2)   signed assignments of the ownership interests if the ownership interests are uncertificated.

Section 10.359.  RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

        (a)   A responsible organization shall note in the organization's ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

        (b)   If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

          (1)   a reference to the demand; and

          (2)   the name of the original dissenting owner of the ownership interest.

Section 10.360.  RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

        A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

Section 10.361.  PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

        (a)   If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner's ownership interests in a court in:

          (1)   the county in which the organization's principal office is located in this state; or

          (2)   the county in which the organization's registered office is located in this state, if the organization does not have a business office in this state.

        (b)   A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

        (c)   On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

        (d)   The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

          (1)   the responsible organization; and

          (2)   each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

        (e)   The court shall:

          (1)   determine which owners have:

            (A)  perfected their rights by complying with this subchapter; and

            (B)  become subsequently entitled to receive payment for the fair value of their ownership interests; and

          (2)   appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

        (f)    The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

        (g)   The beneficial owner of an ownership interest subject to dissenters' rights held in a voting trust or by a nominee on the beneficial owner's behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

          (1)   the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

          (2)   the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

Section 10.362.  COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

        (a)   For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters' rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

        (b)   In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

        (c)   The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

Section 10.363.  POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

        (a)   An appraiser appointed under Section 10.361 has the power and authority that:

          (1)   is granted by the court in the order appointing the appraiser; and

          (2)   may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

        (b)   The appraiser shall:

          (1)   determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

          (2)   file with the court a report of that determination.

        (c)   The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

        (d)   The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

Section 10.364.  OBJECTION TO APPRAISAL; HEARING.

        (a)   A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

        (b)   If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

        (c)   Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

        (d)   The responsible organization shall:

          (1)   immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

          (2)   pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

        (e)   On payment of the judgment, the dissenting owner does not have an interest in the:

          (1)   ownership interest for which the payment is made; or

          (2)   responsible organization with respect to that ownership interest.

Section 10.365.  COURT COSTS; COMPENSATION FOR APPRAISER.

        (a)   An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

        (b)   All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

Section 10.366.  STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

        (a)   An ownership interest of an organization acquired by a responsible organization under this subchapter:

          (1)   in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

          (2)   in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

        (b)   An owner who has demanded payment for the owner's ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

          (1)   receive payment for the ownership interest under this subchapter; and

          (2)   bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

        (c)   An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

Section 10.367.  RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

        (a)   The rights of a dissenting owner terminate if:

          (1)   the owner withdraws the demand under Section 10.356;

          (2)   the owner's right of dissent is terminated under Section 10.356;

          (3)   a petition is not filed within the period required by Section 10.361; or

          (4)   after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

        (b)   On termination of the right of dissent under this section:

          (1)   the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

          (2)   the owner's right to be paid the fair value of the owner's ownership interests ceases;

          (3)   the owner's status as an owner of those ownership interests is restored, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

          (4)   the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner's demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner's ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

          (5)   any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner's ownership interests or the other rights or entitlements of the owner under this subsection; and

          (6)   the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner's payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

Section 10.368.  EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

        In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

        (1)   the value of the ownership interest; or

        (2)   money damages to the owner with respect to the action.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Generally, Title 1, Chapter 8 of the TBOC permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (1) acted in good faith, (2) reasonably believed (a) in the case of conduct in such person's official capacity as a director or officer of the corporation, that such person's conduct was in the corporation's best interest, and (b) in other cases, that such person's conduct was not opposed to the corporation's best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe that such person's conduct was unlawful. In addition, the TBOC requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

        The Green bylaws provide that Green will indemnify any person who was, is, or is threatened to be made, a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of Green or (ii) while a director or officer of Green, is or was serving at the request of Green as a director, officer, partner, manager, managing member, venturer, proprietor, trustee, employee, agent or similar functionary of another enterprise, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding to the fullest extent permitted under the TBOC, the Green certificate and the Green bylaws.

        Any indemnification under the Green bylaws (unless ordered by a court) will be made by Green only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in the TBOC. In addition, the Green certificate provides that all indemnification payments will be consistent with the requirements of the FDIA and the implementing regulations thereafter.

        Green will not indemnify any persons enumerated above against expenses, penalties or other payments incurred in respect of an administrative proceeding or action instituted by an appropriate bank regulatory agency if such proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to Green, except that in this instance, Green may indemnify for reasonable expenses actually incurred in connection with such proceeding. In addition, no indemnification will be made of any person pursuant to the bylaws if any banking regulatory agency, in connection with a review of such indemnification, determines through appropriate administrative action that such indemnification will not be made.

        The foregoing is only a general summary of certain aspects of Texas law and the Green certificate and the Green bylaws dealing with indemnification of directors and officers, and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those Sections of the TBOC referenced above and the Green certificate and the Green bylaws.

Item 21.    Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 27, 2015, by and among Green Bancorp, Inc., Patriot Bancshares, Inc. and Panther Merger Sub Corp. (attached as Annex A to this joint proxy statement/prospectus)
3.1
Form of Amended and Restated Certificate of Formation of Green Bancorp, Inc. (incorporated herein by reference to Exhibit 3.1 to Green's Registration Statement on Form S-1 (Registration No. 333-196982))
3.2	Form of Amended and Restated Bylaws of Green Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 to Green's Registration Statement on Form S-1 (Registration No. 333-196982))
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to Green's Registration Statement on Form S-1 (Registration No. 333-196982))
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding the validity of the securities to be issued*
8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters*
8.2	Opinion of Harris Law Firm PC regarding certain tax matters*
10.1
Form of Support Agreement, dated as of May 27, 2015, by and between Green Bancorp, Inc. and certain shareholders of Patriot Bancshares, Inc. (attached as Annex B to this joint proxy statement/prospectus)
10.2
Form of Support Agreement, dated as of May 27, 2015, by and between Patriot Bancshares, Inc. and certain shareholders of Green Bancorp, Inc. (attached as Annex C to this joint proxy statement/prospectus)
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)*
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1)*
23.3	Consent of Harris Law Firm PC (included in Exhibit 8.2)*
23.4	Consent of Deloitte & Touche LLP (with respect to Green Bancorp, Inc.)*
23.5	Consent of Davis Kinard & Co, PC (with respect to Patriot Bancshares, Inc.)*
24.1	Power of Attorney**
99.1	Consent of Jefferies LLC**
99.2	Consent of Keefe, Bruyette & Woods, Inc.**
99.3	Form of proxy of Patriot Bancshares, Inc.*
99.4	Form of proxy of Green Bancorp, Inc.*

*
Filed herewith

**
Filed previously

Item 22.    Undertakings.

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (6)   That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (7)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (8)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

        (9)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Houston, State of Texas, on August 10, 2015.

GREEN BANCORP, INC.
By:	/s/ JOHN P. DURIE
	Name:	John P. Durie
	Title:	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)

Name	Title	Date

/s/ MANUEL J. MEHOS Name: Manuel J. Mehos	Chairman and Chief Executive Officer (Principal Executive Officer)	August 10, 2015
/s/ JOHN P. DURIE Name: John P. Durie	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	August 10, 2015
* Name: Stephen Eisenstein	Director
* Name: Steven D. Lerner	Director
* Name: Scott Schaen	Director
* Name: Cas A. Schneller	Director
* Name: Stefanie L. Shelley	Director
* Name: Alan M. Silberstein	Director

Name		Title	Date

* Name: Robert B.B. Smith		Director
*By:	/s/ JOHN P. DURIE John P. Durie Attorney-in-Fact August 10, 2015